Form 20-F
period 2015-12-31
Sundance Energy Australia Ltd
filed 2016-05-02
CIK 1326089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

559,103,562 Ordinary Shares at December 31, 2015

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

Unless otherwise indicated or the context implies otherwise:

•                  “we,” “us,” “our” or “Sundance” refers to Sundance Energy Australia Limited, an Australian corporation, and its subsidiaries;

•                  “SEC” refers to the Securities and Exchange Commission;

•                  “shares” or “ordinary shares” refers to our ordinary shares; and

•                  “Netherland Sewell” refers to Netherland, Sewell & Associates, Inc., the independent engineering firm, that provided the estimates of proved oil and natural gas reserves as of December 31, 2014 and 2013.

•                  “Ryder Scott” refers to Ryder Scott Company L.P., the independent engineering firm, that provided the estimates of proved oil and natural gas reserves as of December 31, 2015.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.                                    Selected Financial Data

The following tables set forth summary historical financial data for the periods indicated. The selected consolidated financial data of the Company as at and for the years ended December 31, 2015, 2014 and 2013 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth beginning on page F-1 of this annual report. The selected consolidated financial data as at and for the six-month period ended December 31, 2012 and the years ended June 30, 2012 and 2011 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein. Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in U.S. dollars and in accordance with Australian Accounting Standards. Our financial statements comply with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

	Year ended December 31,			Six-month period ended December 31,	Year ended June 30,
(In $ ‘000s)	2015	2014	2013	2012	2012	2011
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
Statement of Operations Data:
Revenues:
Oil revenue	$82,949	$144,994	$79,365	$16,790	$27,965	$16,706
Natural gas revenue	4,720	6,161	2,774	934	1,822	1,470
Natural gas liquids (NGL) (1)	4,522	8,638	3,206	—	—	—
Total oil and natural gas revenues	92,191	159,793	85,345	17,724	29,787	18,176
Lease operating and production tax expenses	24,498	20,489	18,383	4,082	6,355	2,858
Depreciation and amortization expense	94,584	85,584	36,225	6,116	11,111	6,509
General and administrative expense	17,176	15,527	15,297	5,810	6,863	5,338
Finance costs, net of interest income	9,418	494	(351)	578	(111)	(312)
Loss on debt extinguishment	1,451	—	—	—	—	—
Impairment of non-current assets	321,918	71,212	—	—	357	1,273
Exploration and evaluation expenditure	7,925	10,934	—	—	—	—
Gain on sale of non-current assets	(790)	(48,604)	(7,335)	(122,327)	(3,004)	(10,940)
(Gain) / loss on commodity hedging	(15,256)	(11,009)	554	639	(1,945)	1,107
Realized currency loss	—	—	—	—	4	559

	Year ended December 31,			Six-month period ended December 31,	Year ended June 30,
(In $ ‘000s)	2015	2014	2013	2012	2012	2011
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
Other expense	2,340	686	1,063	—	—	—
Income tax (benefit) expense	(101,178)	(841)	5,567	46,616	4,145	4,755
Profit (loss) attributable to owners of Sundance	$(269,795)	$15,321	$15,942	$76,210	$6,012	$7,029

Other comprehensive income (expense)
Exchange differences arising on translation of foreign operations	(478)	684	(421)	(154)	(247)	384
Total comprehensive income (loss) attributable to owners of Sundance	$(270,273)	$16,005	$15,521	$76,056	$5,765	$7,413
Basic and diluted earnings per share	$(0.48)	$0.03	$0.04	$0.27	$0.02	$0.03
Basic weighted average number of ordinary shares outstanding	552,847,289	531,391,405	413,872,184	277,244,883	277,049,463	260,935,572
Other Supplementary Data:
Adjusted EBITDAX(2)	$64,781	$126,373	$52,594	$9,223	$17,093	$9,993

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

	December 31,				June 30,
(In $ ‘000s)	2015	2014	2013	2012	2012	2011
		(audited)	(audited)	(audited)	(audited)	(audited)
Balance Sheet Data:
Cash and cash equivalents	$3,468	$69,217	$96,871	$154,110	$15,328	$25,244
Assets held for sale	90,632	—	11,484	—	—	—
Total current assets	125,726	114,045	141,141	175,424	30,691	31,173
Oil and natural gas properties:
Development and production assets	250,922	519,013	312,230	79,729	87,274	45,873
Exploration and evaluation expenditure	26,323	155,130	166,144	33,439	11,436	6,626
Total assets	410,216	796,520	625,060	291,435	130,316	84,080
Current liabilities	42,215	119,324	140,862	51,842	30,393	10,160
Credit facilities, net of deferred financing fees	187,743	128,805	29,141	29,570	14,655	—
Restoration provision	3,088	8,866	5,074	1,228	588	349
Deferred tax liabilities	6,341	102,668	102,711	56,979	10,476	6,104
Total non-current liabilities	197,592	242,190	136,957	87,777	25,719	6,453
Total liabilities	239,807	361,514	277,819	139,619	56,112	16,613
Net assets	170,409	435,006	347,241	151,816	74,204	67,467
Issued capital	308,429	306,853	237,008	58,694	57,978	57,831

	Year ended December 31,			Six month period ended December 31,	Year ended June 30,
(In $ ‘000s)	2015	2014	2013	2012	2012	2011
		(audited)	(audited)	(audited)	(audited)	(audited)
Net Cash Flow Data:
Net cash provided by operating activities	64,469	$128,087	$62,646	$9,386	$11,832	$8,908
Net cash (used in) provided by investing activities	(180,771)	(323,235)	(164,355)	114,571	(36,149)	(13,465)
Net cash provided by financing activities	50,403	167,595	44,455	14,846	14,734	18,869

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

The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

	Year ended December 31,			Six-month period ended December 31,	Year ended June 30,
(In $ ‘000s)	2015	2014	2013	2012	2012	2011
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
IFRS Profit Reconciliation to Adjusted EBITDAX:
Profit (loss) attributable to owners of Sundance	$(269,795)	$15,321	$15,942	$76,210	$6,012	$7,029
Income tax (benefit) expense	(101,178)	(841)	5,567	46,616	4,145	4,755
Finance costs, net of (interest received)	9,418	494	(232)	578	(111)	(312)
Loss on debt extinguishment	1,451	—	—	—	—	—
(Gain) loss on commodity hedging	(15,256)	(10,792)	554	639	(1,945)	1,107
Settlement of commodity hedging	12,404	1,150	283	551	(297)	(643)
Depreciation and amortization expense	94,584	85,584	36,225	6,116	11,111	6,509
Impairment of non-current assets	321,918	71,212	—	—	357	1,273
Exploration expense	7,925	10,934	—	—	—	—
Stock compensation, value of services	4,100	1,915	1,590	840	825	1,215
Gain on sale of non-current assets	(790)	(48,604)	(7,335)	(122,327)	(3,004)	(10,940)
Adjusted EBITDAX	$64,781	$126,373	$52,594	$9,223	$17,093	$9,993

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

Further, oil, natural gas and NGL prices do not necessarily fluctuate in direct relationship to each other. Because approximately 69% of our estimated proved reserves as of December 31, 2015 was attributed to oil, our financial results are more sensitive to movements in oil prices. The price of oil has been extremely volatile, and we expect this volatility to continue for the foreseeable future. Substantially all of our oil production is sold to purchasers under short-term (less than 12 months) contracts at market-based prices.

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

As of December 31, 2015, we have commodity price hedging agreements on approximately 53% of our expected Boe production for 2016. To the extent we are unhedged, we have significant exposure to adverse changes in the prices of oil and natural gas that could materially and adversely affect our business and results of operations.

Our exploration, development and exploitation projects require substantial capital expenditures. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our oil and natural gas reserves with resulting adverse effects on our cash flow and liquidity.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business for the development, exploitation, production and acquisition of oil and natural gas reserves. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. Although we intend to operate within our downcycle development plan in 2016 by financing our capital expenditures with only our cash flows from operations, we may also finance our future capital expenditures through a variety of other sources, including through borrowings under our credit facilities and asset sales. However, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets.

Our cash flows from operations and access to capital are subject to a number of variables, including:

•                  our proved reserves;

•                  the volume of oil and natural gas we are able to produce and sell from existing productive wells;

•                  the prices at which our oil and natural gas are sold;

•                  the cost at which our oil and natural gas are extracted;

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

The results of our drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer or emerging formations and areas have limited or no production history and, consequently, we are less able to predict future drilling results in these areas.

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

Our plan and/or ability to drill any scheduled or budgeted wells,will be dependent on a number of uncertainties, including:

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

Certain of our undeveloped leasehold acreage is subject to leases that will expire unless production is established. For these properties, if production in commercial quantities has not been established on the leased property or units that include the leased property containing these leases, our leases will expire and we will lose our right to develop the related properties. As of December 31, 2015, 33,887 net acres of our total acreage position was not held by production. For the acreage underlying such properties, if production in paying quantities is not established on units containing these leases, approximately 6,226 net acres will expire in 2016, approximately 12,680 net acres will expire in 2017 and approximately 14,981 net acres will expire thereafter.

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

We operated 93.3% of our total production for the year ended December 31, 2015.

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

As of December 31, 2015, approximately 58% of our total proved reserves were proved undeveloped.  These reserve estimates reflected our plans to make significant capital expenditures to convert our proved undeveloped reserves into proved developed reserves.  Decreases in future prices, unexpected results from development or downward actual cash flows vs. forecasts may impact the development of our proved undeveloped reserves.

SEC rules could limit our ability to book additional PUDs in the future.

SEC rules require that, subject to limited exceptions, our PUDs may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement limits our ability to book additional PUDs as we pursue our drilling program. Moreover, we may be required to write-down our PUDs if we do not drill those wells within the required five-year time frame, or if oil and natural gas prices decrease, making the PUDs uneconomic.

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

We review our development and production and exploration and evaluation expenditure oil and natural gas properties for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write-down the carrying value of our oil and natural gas properties. A write-down constitutes a non-cash charge to earnings.

The capitalized costs of our oil and natural gas properties, on an area of interest basis, cannot exceed the estimated discounted future net cash flows of that area of interest. If net capitalized costs exceed discounted future net revenues, we generally must write down the costs of each area of interest to the estimated discounted future net cash flows of that area of interest. We incurred impairment of development and production properties expense and impairment of exploration and evaluation expenditures properties expense totaling $184.4 million and $137.2 million, respectively, during 2015 and $71.2 million and nil, respectively, during 2014.

Commodity prices significantly declined in 2014 and 2015. Continued declines in the prices of crude oil, natural gas, or NGLs or unsuccessful exploration efforts could cause additional development and production and/or exploration and evaluation expenditure property impairments in the future.

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

We are parties to a credit agreement with Morgan Stanley Energy Capital Inc. as administrative agent (the “Credit Agreement”), providing for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and term loans of $125 million, with an accordion feature for up to $50 million in additional term loans subject to certain conditions (the “Term Loans”).  Our Revolving Facility had a borrowing base of $67 million as of the date of this report, which was fully drawn.  Unless we are able to meet the conditions required to access the accordion feature of our Term Loans, as of the date of this report, we did not have any incremental borrowing capacity under our Credit Agreement.

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

At December 31, 2015, we had approximately $90.6 million of assets classified held for sale, certain of which were included in the borrowing base value under our Credit Agreement.  Upon the sale of these assets, our lenders may elect to reduce the then effective borrowing base by an amount equal to the value attributed to those assets if the value of the remaining assets doesn’t meet the prescribed asset coverage thresholds.  At December 31, 2015, 25% of our Eagle Ford assets represented approximately 24% of the borrowing base value so, if the valuation was unchanged at the time of the sale, the lender could elect to require repayment of that pro rata portion of the outstanding debt which equates to approximately $45 million.  That being said, there are many variables that affect the lender’s determination of borrowing base value at any point in time and therefore it is difficult for management to estimate the borrowing base value at an undetermined point in the future so the amount that would be required to be repaid, if any, is uncertain.

Our credit facilities have substantial restrictions and financial covenants that restrict our business and financing activities.

The operating and financial restrictions and covenants in our credit facilities restrict our ability to finance future operations or capital needs and to engage, expand or pursue our business activities. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by our results of operations and financial condition and events or circumstances beyond our control. If we violate any of the restrictions, covenants, ratios or tests in our credit agreements, our indebtedness may become immediately due and payable, the interest rates under our credit agreements may increase and the lenders’ commitment, if any, to make further loans to us may terminate. In the event that some or all of the amounts outstanding under our credit facilities are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts under our credit facilities, and our lenders could foreclose upon critical assets.  As a result, we may be unable to complete any further development of our properties and it may affect our ability to continue as a going concern For a description of our credit facilities, please see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.”

Our level of indebtedness may increase, reducing our financial flexibility.

We intend to fund our capital expenditures through a combination of cash flow from operations, borrowings under our credit facilities and, if necessary, alternative debt or equity financings. Because at the date of this report, we did not have any incremental borrowing capacity under our Credit Agreement, our ability to make the necessary capital investment to maintain or expand our asset base and develop oil and natural gas reserves will be impaired if cash flow from operations is reduced and external sources of capital become limited or unavailable. If we obtain alternative debt or equity financing for these or other purposes, the related risks that we now face could intensify. Our level of debt could adversely affect our business and results of operations in several important ways, including the following:

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

•                  a leveraged financial position would make us more vulnerable to economic downturns and decreases in commodity prices and could limit our ability to withstand competitive pressures; and

•                  a debt that we incur under our Revolving Facility will be at variable rates, which could make us vulnerable to an increase in interest rates.

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

The oil and natural gas industry is highly competitive. Public integrated and independent oil and natural gas companies, private equity backed and private operators are all active bidders for desirable oil and natural gas properties as well as the equipment and personnel required to operate those properties. Many of these companies have substantially greater financial resources, staff and facilities than we do. There is a risk that increased industry competition will adversely impact our ability to purchase assets or secure services at prices that will allow us to generate sufficient returns on investment in the future.

The loss of any of our key personnel could adversely affect our business, financial condition, the results of operations and future growth.

We are reliant on a number of key members of our executive management team. Loss of such personnel may have an adverse effect on our performance. We currently have an employment agreement with our chief executive officer and managing director, however we have not entered into or finalized agreements with any of the other members of our executive management team. Certain areas in which we operate are highly competitive regions and competition for qualified personnel is intense. We may be unable to hire suitable field personnel for our technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed. Our ability to sustain current operations or manage our growth will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified personnel. We may not be successful in attracting and retaining the personnel required to grow or operate our business profitably.

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

At the U.S. federal level, hydraulic fracturing that does not involve the use of diesel fuels is exempt from regulation under the Safe Drinking Water Act (“SDWA”). However, the United States Congress (“Congress”) has considered and likely will continue to consider eliminating this regulatory exemption, which could subject hydraulic fracturing activities to regulation and permitting by the Environmental Protection Agency (“EPA”) under the SDWA. Congressional action will be informed by a study commenced in 2011 by the EPA on the impacts of hydraulic fracturing on drinking water resources, with final results anticipated in 2016.  The EPA has also announced that it will develop pre-treatment standards for disposal of wastewater produced from shale gas operations through publicly owned treatment works. The regulations will be developed under the EPA’s Effluent Guidelines Program under the authority of the Clean Water Act. On April 7, 2015, the EPA published a proposed rule requiring federal pre-treatment standards for wastewater generated during the hydraulic fracturing process in the Federal Register. If adopted, the new pre-treatment rules will require shale gas operations to pre-treat wastewater before transferring it to publicly-owned treatment facilities. The public comment period for the proposed rule ended on July 17, 2015. If the EPA implements further regulations of hydraulic fracturing, we may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and could even be prohibited from drilling and/or completing certain wells.

Despite the existing regulatory exemption, the EPA has begun utilizing other legal authorities in various ways to regulate portions of the hydraulic fracturing process, exemplified by its issuance of regulations under the Clean Air Act limiting emission of pollutants during the hydraulic fracturing process, as well as its recent initiation of a proposed rulemaking under the Toxic Substances Control Act to obtain data on chemical substances and mixtures used in hydraulic fracturing. In addition, the United States Department of the Interior has proposed comprehensive regulations governing the use of hydraulic fracturing on federally managed lands.

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

In addition, as discussed in more detail below, the EPA finalized its New Source Performance Standard (“NSPS”) rule regulating carbon dioxide from new, modified and reconstructed fossil fuel-fired power plants and the Clean Power Plan for existing fossil fuel-fired power plants.  While these rules will more negatively impact coal-fired power plants, natural gas-fired power plants may also face liability under the rules and increased costs of operation.

In August 2015, the EPA released proposed regulations intended to reduce methane emissions from the oil and gas sector by 40 to 45 percent by 2025. These actions include a commitment from the EPA to issue new source performance standards for methane emissions from the oil and gas sector. Pursuant to this commitment, in September 2015, the EPA proposed emission standards for methane and VOC for sources in the oil and natural gas sector constructed or modified after September 1, 2015. The proposed rules expand the 2012 NSPS for VOC emissions from the oil and gas sector to include methane emissions. For sources not affected by the 2012 NSPS, the proposed rule imposes both VOC and methane standards. In particular, the proposal would require methane reductions from centrifugal and reciprocating compressors, pneumatic pumps, fugitive emissions from well sites and compressor stations and equipment leaks at natural gas processing plants. The proposal does not extend to existing sources and EPA has not indicated when it will propose existing source standards. The methane regulations, once finalized, could affect us indirectly by affecting our customer base or by directly regulating our operations. In either case, these new developments could result in increased costs of operation and exposure to liability.

In addition, Congress has considered legislation to restrict or regulate emissions of greenhouse gases, such as carbon dioxide and methane that are understood to contribute to global warming. While comprehensive climate legislation will likely not be passed by either house of Congress in the near future, energy legislation and other initiatives continue to be proposed that may be relevant to greenhouse gas emissions issues. In addition, almost half of the states, either individually or through multi-state regional initiatives, have begun to address greenhouse gas emissions, primarily through the planned development of emission inventories or regional greenhouse gas cap and trade programs. Although most of the state-level initiatives have to date been focused on large sources of greenhouse gas emissions such as electric power plants, smaller sources could become subject to greenhouse gas-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for greenhouse gas emissions resulting from our operations. Any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the oil and natural gas we produce.

Finally, increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts and other climatic events. If any such effects were to occur, they could have an adverse effect on our exploration and production operations. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the transportation or process-related services provided by midstream companies, service companies or suppliers with whom we have a business relationship. We may not be able to recover through insurance some or any of the damages, losses, or costs that may result from potential physical effects of climate change.

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

Our business could be negatively impacted by security threats, including cyber-security threats, and other disruptions.

As an oil and natural gas producer, we face various security threats, including cyber-security threats to gain unauthorized access to sensitive information, acquire cash or other assets through theft or fraud or render data or systems unusable, threats to the security of our facilities and infrastructure or third party facilities and infrastructure, such as processing plants and pipelines, and threats from terrorist acts. Cyber-security attacks in particular are evolving and include but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, corruption of data or misappropriation of assets. There can be no assurance that the procedures and controls we use to monitor and mitigate these risks will be sufficient in preventing security threats from materializing. If any of these events were to materialize, they could lead to losses of sensitive information, assets, critical infrastructure, personnel or capabilities, essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations, or cash flows.

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

•                  actual or expected fluctuations in our operating results or liquidity;

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

•                  sales of ordinary shares by us, our directors, executive officers or our shareholders in the future;

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

Beginning for the year ended December 31, 2015, the Company became subject to Section 404(a) of the Sarbanes-Oxley Act, which requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2015.  However, if we fail to maintain effective internal controls over financial reporting in the future, the presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

In addition, if we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of our shares could decline and we may be subject to litigation or regulatory enforcement actions.

We could be classified as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. holders of our shares.

Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2015. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ending December 31, 2016. However, a separate determination is required after the close of each taxable year as to whether we are a PFIC. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year. A non-U.S. corporation will be considered a PFIC for a taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. Because the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our U.S. counsel expresses no opinion with respect to our PFIC status. If we are a PFIC for any taxable year during which a U.S. holder (as defined in Item 10.E. “Additional Information—Taxation—U.S. Federal Income Tax Considerations”) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See Item 10.E. “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

Acquisitions

In August 2015, the Company acquired approximately 5,500 net acres in Atascosa County, Texas, which included 7 gross producing wells and 2 wells that had be drilled but not yet completed (one of such wells was subsequently completed by the Company) for consideration of $16.4 million. The acquisition also included a 17.5 percent working interest in the PEL 570 concession in the Cooper Basin in Australia.  The Company plans to sell the PEL570 assets.

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

B.                                    Business Overview

We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. Our oil and natural gas properties are located in premier U.S. oil and natural gas basins, and through the year ended December 31, 2015 our operational activities were conducted in the Eagle Ford and Mississippian/Woodford.

We intend to utilize our U.S.-based management and technical team to appraise, develop, produce and grow our portfolio of assets. Our strategy is to develop assets where we are the operator and have high working interests, which positions us to control the pace of our development and the allocation of our capital resources. As of December 31, 2015, we operated approximately 85% of our developed acreage with an average working interest of approximately 82% with respect to such operated developed acreage.

Our Operations

Estimated Proved Reserves

The following table presents summary information regarding our estimated net proved oil and natural gas reserves as of the dates indicated. The estimates of our net proved reserves as of December 31, 2015 and 2014 are based on the reserve reports prepared by Ryder Scott and Netherland Sewell, respectively, in accordance with the rules and regulations of the SEC regarding oil and natural gas reserve reporting. For more information about our proved reserves as of December 31, 2015 and 2014, please see the reports to management prepared by Ryder Scott and Netherland Sewell, which have been filed, or incorporated by reference, as exhibits to this annual report.

	As of December 31,
	2015	2014
Estimated proved reserves:
Oil (MBbls)	17,552	17,026
Natural gas (MMcf)	26,576	28,733
NGL (MBbls)	3,492	4,166
Total estimated proved reserves (MBoe)(1)	25,473	25,981
Estimated proved developed reserves:
Oil (MBbls)	6,379	6,124
Natural gas (MMcf)	13,205	12,364
NGL (MBbls)	1,998	1,801
Total estimated proved developed reserves (MBoe)(1)	10,578	9,985
Estimated proved undeveloped reserves:
Oil (MBbls)	11,173	10,903
Natural gas (MMcf)	13,371	16,369
NGL (MBbls)	1,494	2,365
Total estimated proved undeveloped reserves (MBoe)(1)(2)	14,895	15,996
PV-10 (in thousands)(3)	$182,169	$531,735
Standardized Measure (in thousands)	$181,767	$435,506

(1)                                 Certain totals may not add due to rounding.

(2)                                 Reserves disclosed as of December 31, 2014 are not the same reserves that are used to calculate depletion, depreciation and amortization.  See Note 37 — Unaudited Supplemental Oil and Gas Disclosures within the Notes to the Consolidated Financial Statements for additional information.

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

The following table provides a reconciliation of PV-10 to the Standardized Measure (in thousands):

	As of December 31,
	2015	2014
PV-10 of proved reserves	$182,169	$531,735
Present value of future income tax discounted at 10%	(402)	(96,229)
Standardized Measure	$181,767	$435,506

Proved Undeveloped Reserves

At December 31, 2015, our proved undeveloped reserves were approximately 14,895 MBoe, a decrease of approximately 1,101 MBoe over our December 31, 2014 proved undeveloped reserves estimate of approximately 15,996 MBoe. The change primarily consisted of downward revisions to previous estimates of approximately 6,836 MBoe and a decrease of 1,494 MBoe due to the conversion of proved undeveloped reserves to proved developed reserves during 2015, offset by extensions and discoveries of 2,540 MBoe (Eagle Ford) and purchases of reserves of 4,690 MBoe (Eagle Ford, primarily from its acquisition of NSE in August 2015).  The revisions to previous estimates were attributable to the Mississippian/Woodford, which decreased by 4,757 Mboe, and Eagle Ford, which decreased 2,079 MBoe. During the year ended December 31, 2015, we incurred capital expenditures of approximately $17.3 million to convert proved undeveloped reserves to proved developed reserves. The majority of capital expenditures for our development and production assets for the period were related to unproved undeveloped reserves or resources. All proved undeveloped locations are scheduled to be spud within the next five years.

Independent Reserve Engineers

The Company’s reserve estimates are calculated by Ryder Scott as of December 31, 2015 in accordance with SEC guidelines.  The reserve estimates are based on, and fairly represent, information, supporting documentation prepared by, or under supervision of, Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado and Texas (Texas No. 100578) with over 10 years of practical experience in estimation and evaluation of petroleum reserves.  Mr. Gardner meets or exceeds the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We believe that he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Mr. Gardner consents to the inclusion in this report of the information and context in which it appears.

Internal Controls Over Reserves Estimation Process

Our technical team consists of an internal staff of petroleum engineers and geoscience professionals who work closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserve engineers in their reserves estimation process. Throughout each fiscal year, our technical team meets with representatives of our independent reserve engineers to review properties and discuss methods and assumptions used in preparation of the proved reserves estimates. In July 2014, the Reserves Committee was established to assist the Board of Directors with monitoring i) the integrity of our oil, natural gas, and natural gas liquids reserves, ii) the independence, qualifications and performance of our independent reservoir engineers, and iii) our compliance with legal and regulatory requirements. Prior to release of the reserve report prepared by our independent reserve engineers, the draft of the report is reviewed by the Reserves Committee, our internal petroleum engineers and by management.

Ms. Trina Medina, Vice President of Reservoir Engineering, is responsible for oversight of the internal reservoir engineering department and preparation of the reserve estimates.  Ms. Medina’s biography and qualifications can be found on page 57.  Ms. Medina is assisted by Ms. Sarah Fenton, Professional Engineer, who is licensed in the state of Colorado.  Ms. Fenton has 16 years of practical experience, with 10 years focused on reservoir engineering. She graduated from Michigan Technological University with a Bachelor’s of Science in Chemical Engineering and from Colorado State University with a Master’s of Science in Chemical Engineering.

Acreage

We had the following developed, undeveloped and total acres for each of our operating areas as of December 31, 2015:

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford (1)	16,100	9,326	36,878	31,636	52,978	40,962
Mississippian/Woodford	22,003	13,733	21,548	9,161	43,550	22,894
All properties	38,103	23,059	58,426	40,797	96,528	63,856

(1)         Includes 912 net acres located in Texas, targeting non-Eagle Ford formations.

Production and Pricing

	Year ended December 31,		Year ended December 31,
	2015	2014(1)	2013
Net Sales Volumes:
Oil (MBbls)	1,829.0	1,675.1	827.4
Natural gas (MMcf)	2,580.7	1,803.0	934.2
NGL (MBbls)	393.2	268.0	95.8
Oil equivalent (MBoe)	2,652.3	2,244.0	1,079.0
Average daily volumes (Boe/d)	7,267.0	6,147.0	2,956.0
Average Sales Price, before derivative settlements:
Oil (per Bbl)	$45.35	$85.56	$95.92
Natural gas (per Mcf)	1.83	3.42	2.97
NGL (per MBbls)	11.50	32.24	33.45
Average equivalent price (per Boe)	34.76	71.22	79.10
Expenses (per Boe):
Lease operating expenses	$6.96	$6.03	11.23
Production tax expense	2.33	3.10	5.80
Lease operating and production tax expenses	9.29	9.13	17.03
General and administrative expense, including employee benefits	6.48	6.92	14.18
Depreciation and amortization expense	35.66	38.15	33.57

(1)                                 Production volumes for the year ended December 31, 2014 included 104.4 MBbls of oil, 247.7 MMcf of natural gas, and 20.2 MBbls of NGL production, for a total of 165.9 MBoe (average daily volumes of 454 Boe/d), from the Denver-Julesburg. We sold our entire interest in Denver-Julesburg in July 2014.

The following tables set forth information regarding our total production and average daily production for the periods indicated from our operating areas:

	Year ended					Year ended
	December 31, 2015					December 31, 2014
	Oil	Natural Gas	NGL	Oil Equivalent	Average Daily Volume	Oil	Natural Gas	NGL	Oil Equivalent	Average Daily Volume
	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)
Eagle Ford	1,673	1,795	278	2,251	6,167	1,280	866	104	1,528	4,187
Mississippian/ Woodford	155	786	115	401	1,100	268	678	142	523	1,434
Denver-Julesburg(1)	—	—	—	—	—	104	248	20	166	454
Bakken(2)	—	—	—	—	—	23	11	2	27	72
Total	1,828	2,581	393	2,652	7,267	1,675	1,803	268	2,244	6,147

	Year ended
	December 31, 2013
	Oil	Natural Gas	NGL	Oil Equivalent	Average Daily Volume
	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)
Eagle Ford	409	320	38	500	1,371
Mississippian/ Woodford	108	247	35	184	503
Denver-Julesburg	121	296	14	185	506
Bakken	189	71	9	210	576
Total	827	934	96	1,079	2,956

(1)                                 In July 2014, we divested our remaining Denver-Julesburg assets. See Item 4.A. “Information on Sundance - History and Development—Divestitures.”

(2)                                 In July 2014, we divested our remaining Bakken assets. See Item 4.A. “Information on Sundance - History and Development—Divestitures.”

Producing Wells

We had the following producing wells for each of our operating areas as of December 31, 2015:

	Oil Wells		Natural Gas Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford	95	69.7	—	—	95	69.7
Mississippian/Woodford	66	27.8	—	—	66	27.8
Total	161	97.5	—	—	161	97.5

Drilling Activity

The following table summarizes our drilling activity for the fiscal years ended December 31, 2015, 2014 and 2013.

	Year ended
	December 31, 2015		December 31, 2014		December 31, 2013
	Gross	Net	Gross	Net	Gross	Net
Development wells
Oil	11	10.0	88	50.1	73	41.1
Natural Gas	—	—	—	—	—	—
Dry	—	—	2	2.0	—	—
Exploratory Wells
Oil	—	—	—	—	—	—
Natural Gas	—	—	—	—	—	—
Dry	2	2.0	3	3.0	—	—
Total Wells
Oil	11	10.0	88	50.1	73	41.1
Natural Gas	—	—	—	—	—	—
Dry	2	2.0	5	5.0	—	—
	13	12.0	93	55.1	73	41.1

Present Activities

The following table describes wells being drilled or awaiting completion or production testing as of December 31, 2015.

	Development Wells		Exploratory Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford	15	7.5	—	—	15	7.5
Mississippian/Woodford	5	3.0	—	—	5	3.0
Total	20	10.5	—	—	20	10.5

Principal Customers and Marketing

For the year ended December 31, 2015, purchases by three customers each accounted for over 10% of our total sales revenues: Shell Trading (US) Company (30%), Trafigura Group PTE. LTD (29%), and Sunoco Logistics L.P (22%).  These customers purchase the oil production from us pursuant to existing marketing agreements with terms that are currently on “evergreen” status and renew on a month-to-month basis until either party gives 30-day advance written notice of non-renewal. The oil and natural gas that we sell are commodities for which there are a large number of potential buyers. Because of the adequacy of the infrastructure to transport oil and natural gas in the areas in which we operate, if we were to lose one or more customers, we believe that we could readily procure substitute or additional customers such that our production volumes would not be materially affected for any significant period of time.

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

The EPA also issued new CAA regulations relevant to hydraulic fracturing in 2012, including a new source performance standard for volatile organic chemicals (“VOCs”) and sulfur dioxide (“SO2”) emissions with expanded applicability to natural gas operations, as well as a new air toxics standard. These rules create significant new technology requirements for controlling wellhead emissions from our operations. The EPA has made several changes to these rules in response to industry and environmental group legal challenges and administrative petitions, including, most recently, a decision to include a specific performance standard for methane in the rules (discussed further below). In general, there is increasing interest in and focus on regulation of methane emissions from oil and natural gas operations, and hydraulic fracturing operations in particular, under the CAA. We cannot predict future regulatory requirements in this area or the cost to comply with such requirements. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to reduce emissions of greenhouse gases associated with our operations or could adversely affect demand for the oil and natural gas we produce. We further note that states are authorized to regulate methane emissions within their boundaries provided their requirements are not weaker than federal rules.

Climate Change

The United States is a party to the United Nations Framework Convention on Climate Change (“UNFCCC”), an international treaty focused on stabilizing greenhouse gases (“GHGs”) concentrations in the atmosphere at a level that would prevent serious damage to the climate system. In December 2015 the United States reached agreement during the United Nations climate change conference in Paris to make a 26-28% reduction in its greenhouse gas emissions by 2025 against a 2005 baseline.  This new agreement, which would be effective beginning 2020, incorporates actions taken by individual countries to reduce GHGs on the national level. The United States’ involvement in developing the new agreement creates significant political pressure for the United States to take responsive action to reduce GHGs.  In the absence of comprehensive climate change legislation, significant regulatory action to regulate GHGs under the federal Clean Air Act has occurred over the past several years.  In particular, the Clean Power Plan regulation under the Clean Air Act, which regulates carbon pollution from existing fossil fuel-fired power plants represents a significant portion of the United States’ reductions proposed under the Paris Agreement. This, and any future federal laws, agreements or implementing regulations that may be adopted to address GHG emissions could require us to incur increased operating costs and could adversely affect demand for the oil and natural gas we produce.

In addition, as stated previously, the EPA has begun to regulate GHG emissions from stationary and mobile sources.  The EPA is requiring a reduction in emissions of GHGs from new motor vehicles beginning with the 2012 model year. Furthermore, the EPA published a final rule on June 3, 2010 to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration (“PSD”) and Title V permitting programs. This rule “tailors” these permitting programs to apply to certain stationary sources of GHG emissions, such as power plants and oil refineries. This rule was subject to legal challenge that went to the Supreme Court. On June 23, 2014, the Supreme Court issued its decision in Utility Air Regulatory Group v. EPA (No. 12-1146). The Court held that the EPA may not require a major source to obtain a PSD or title V permit on the basis of greenhouse gas emissions alone. The Court further held that PSD permits that are otherwise required (based on emissions of other pollutants) may continue to require limitations on GHGs based on the application of Best Available Control Technology (“BACT”). The EPA is currently evaluating the implications of the decision and awaiting further action by the U.S. Courts in terms of whether additional rulemaking is necessary.

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

On August 3, 2015, the EPA finalized its NSPS rule regulating greenhouse emissions from new, modified and restructured fossil fuel-fired power plants. In the proposed NSPS, the EPA establishes emission standards for coal plants and for natural gas-fired stationary combustion turbines. The EPA determined that partial carbon capture and sequestration constituted the “best system of emission reduction” (“BSER”) for coal plants. For natural gas plants, the EPA determined that modern, efficient natural gas combined cycle technology constituted the BSER. The NSPS applies to new fossil-fuel fired electric utility generating units over 25 MW and that generate electricity for sale. The NSPS for new sources triggers the need to set standards for existing fossil fuel-fired power plants. On August 3, 2015, the EPA released the final Clean Power Plan, which is a regulation designed to reduce carbon pollution from existing fossil fuel-fired power plants.  In the Clean Power Plan, the EPA sets forth state-specific emission targets and gives states significant flexibility in determining how they would meet the standards. Limits set by the state to meet the state-specific goals can either apply directly to the power plant or be met through reductions in power plant emissions through implementation of energy efficiency or renewable energy measures in the state. Each state can choose to include measures that the EPA determines constitute BSER or may choose additional measures, as long as such measures achieve the emission reduction necessary to meet that state’s goal set by the EPA. Throughout the Clean Power Plan, the EPA emphasizes the flexibility of the states to decide how to reduce emissions to meet the state goals, including the use of cap-and-trade programs. While these rules will more negatively impact coal-fired power plants, natural gas-fired power plants may also face liability under the rules and increased costs of operation.

On August 18, 2015, the EPA issued a suite of proposed regulations that would reduce methane emissions from the oil and gas industry, including proposed updates to the NSPS for new and modified sources in the oil and gas industry, a clarification of the source determination rule and a proposed Federal Implementation Plan for new oil and gas sources in Indian Country.  The rules were prompted by the Obama Administration’s commitment to reduce methane emissions from the oil and gas sector by 40-45% from 2012 levels by 2025.  The NSPS update would require methane and VOC reductions from hydraulically fractured oil wells, which would complement the 2012 NSPS described above.  The new proposals would also extend emission reduction requirements “downstream”, covering equipment in the natural gas transmission segment that was not regulated by the 2012 NSPS.  The regulations address leaks of methane and propose draft guidelines for the states to reduce VOC emissions from existing oil and gas sources in areas with smog issues.  These regulations could affect us indirectly by affecting our customer base or by directly regulating our operations. In either case, increased costs of operation and exposure to liability could result.

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

Finally, increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for the oil or natural gas we produce or otherwise cause us to incur significant costs in preparing for or responding to those effects.

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

C.                                    Organizational Structure

The following is the organizational structure of Sundance Energy Australia Limited:

All Sundance Energy Australia Limited subsidiaries are wholly owned. Substantially all of our oil and natural gas operations are conducted by our subsidiaries Sundance Energy, Inc. and Armadillo Petroleum Limited and their subsidiaries, Armadillo E&P, Inc., SEA Eagle Ford, LLC, New Standard Energy Texas, LLC, and Sundance Energy Oklahoma, LLC. The majority of our corporate general and administrative expenditures are incurred within Sundance Energy, Inc. We completed the divestiture of all of our real property interests located in Australia in 2011, however in 2015 we acquired a 17.5% non-operated interest in the Petroleum Exploration License 570, which we expect to divest of in 2016.

D.                                    Property, Plant and Equipment

Our Properties

Eagle Ford

As of December 31, 2015, our Eagle Ford properties consisted of approximately 52,978 gross (40,963 net) acres that are primarily located in McMullen, Dimmit and Atascosa County, Texas primarily, in the volatile oil window of the Eagle Ford trend.

For the year ended December 31, 2015, we had average net daily production of approximately 6,815 Boe/d (including flared natural gas) from these properties, with an exit rate of 6,390 Boe/d.  During 2015, we spent $47.3 million on drilling and completion activities, completing a total of 11.0 gross (10.0 net) Eagle Ford horizontal wells, and $21.4 million on facilities and infrastructure.   As of December 31, 2015, we had 7.5 net wells were awaiting completion. Our 2016 capital program is expected to be funded with cash flow from operations.

Mississippian/Woodford

The Mississippian/Woodford formation spans six counties located throughout northeastern Oklahoma and southwestern Kansas. As of December 31, 2015, our properties in the Mississippian/Woodford consisted of approximately 43,551 gross (22,894 net) acres that are primarily located in Logan County, Oklahoma along the eastern flank of the Nemaha Ridge. We acquired the majority of these properties through direct mineral leases with the mineral owners.

For the year ended December 31, 2015, we had average net daily production of approximately 1,100 Boe/d from these properties.  As of December 31, 2015, we had 5 gross (3.0 net) wells waiting on completion.  Our 2016 base case capital program does include any drilling or completion activities in this area.

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

Overview

We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. Our oil and natural gas properties are located in premier U.S. oil and natural gas basins, and through the year ended December 31, 2015, our operational activities are focused in the Eagle Ford and Mississippian/Woodford.

We intend to utilize our U.S.-based management and technical team to appraise, develop, produce and grow our portfolio of assets. Our strategy is to develop assets where we are the operator and have high working interests, which positions us to control the pace of our development and the allocation of our capital resources. As of December 31, 2015, we operated approximately 85% of our developed acreage with an average working interest of approximately 82% with respect to such operated developed acreage.

Our properties and operations have changed significantly over the past several years, with the divestiture of our interest in properties located in the South Antelope field of the Williston Basin, North Dakota and our dispositions of Denver-Julesburg assets and the remaining Bakken assets in September 2012 and July 2014, respectively, and the acquisition of Texon in March 2013, through which we acquired the majority of our Eagle Ford assets.  In addition, we continued to increase our acreage position in 2015 through the acquisition of New Standard Energy’s Eagle Ford acreage in August 2015 and other lease acquisitions.  See Item 4.A. “Information on Sundance - History and Development—Acquisitions” and “—Divestitures.”

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

Ryder Scott estimated our proved reserves to be approximately 25.5 MMBoe as of December 31, 2015, of which approximately 69% are oil, approximately 17% are natural gas and approximately 14% NGLs, with a PV-10 of approximately $182.2 million.

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

Oil prices have historically been extremely volatile, and we expect this volatility and overall price depression to continue into 2016. For example, the NYMEX-WTI oil price ranged from a high of $61.36 per Bbl to a low of $26.19 per Bbl during 2015 and through the first quarter of 2016. Our realized price per Bbl varies by basin and is based upon transportation costs, mainly trucking costs and pipeline tariffs, and regional basis differentials.

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

Natural gas prices have historically been extremely volatile, and we expect this gas prices to remain depressed into 2016. The NYMEX-Henry Hub natural gas price ranged from a high of $3.32 per MMBtu to a low of $1.49 per MMBtu during 2015 and through the first quarter of 2016. Our realized gas price per MMBtu varies by basin based upon transportation costs, mainly pipeline tariffs, as well as liquids premiums and regional basis differentials.

Commodity Derivative Contracts.  We have adopted a commodity derivative policy designed to minimize volatility in our cash flows from changes in commodity prices. Our current policy is to hedge at least 50% of our proved developed reserves through 2019 and for a rolling 36 month period thereafter, as required by our Credit Agreement.  For more information on our commodity derivative policy, see Item 11 “Quantitative and Qualitative Disclosure About Risk.”

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

Production and Ad Valorem Taxes.  Texas regulates the development, production, gathering and sale of oil and natural gas, including imposing production taxes. The state currently imposes a production tax equal to 4.6% of the market value of oil sold, and a regulatory fee of 0.625% per barrel of oil sold. The State of Texas also imposes a production tax equal to 7.5% of the market value of the natural gas sold, and a regulatory fee of 0.0667% per Mcf of gas sold. In addition to the state taxes, McMullen, Dimmit and Atascosa Counties, Texas assesses an annual ad valorem tax which currently is approximately 1.58%, 1.87%, and 1.62% (respectively) of the gross annual oil and gas sales value.

Oklahoma currently has a production tax rate of 7.0% of the market value of the oil and gas sold. However, we have qualified for a horizontal well incentive tax rate of 1.0% which is imposed during the earlier of the first 48 months of sales or until the well has achieved payout (available for wells spud prior to July 1, 2015). There is an additional excise tax of 0.095% on the value of oil and gas sold. Oklahoma ad valorem taxes are imposed on personal property, specifically well equipment, at a rate of approximately 12.0% of the value of the equipment.

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

We capitalize overhead costs, including salaries, wages, benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties.

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

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. Significant estimates include volumes of proved and probably oil, natural gas and NGL reserves, which are used in calculating depreciation, depletion and amortization of development and production assets’ costs, estimates of future taxable income used in assessing the realizability of deferred tax assets, and the estimated costs and timing of cash outflows underlying restoration provisions. Oil, natural gas and NGL reserve estimates, and therefore calculations based on such reserve estimates, are subject to numerous inherent uncertainties, the accuracy of which, is a function of the quality and quantity of available data, the application of engineering and geological interpretation and judgment to available data and the interpretation of mineral leaseholds and other contractual arrangements, including adequacy of title, drilling requirements and royalty obligations. These estimates also depend on assumptions regarding quantities and production rates of recoverable oil, natural gas and NGL reserves, commodity prices, timing and amounts of development costs and operating expenses, all of which will vary from those assumed in our estimates. Other significant estimates are involved in determining impairments of exploration and evaluation expenditures, fair values of derivative assets and liabilities, stock-based compensation expense, collectability of receivables, and in evaluating disputed claims, interpreting contractual arrangements and contingencies. Estimates are based on current assumptions that may be materially affected by the results of subsequent drilling and completion, testing and production as well as subsequent changes in oil, natural gas and NGL prices, counterparty creditworthiness, interest rates and the market value and volatility of the Company’s common shares. Actual results may vary materially from our estimates. We have outlined below policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management.

In addition, we note that our significant accounting policies are detailed in Note 1 to our consolidated financial statements for the fiscal year ended December 31, 2015.

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

Where an indicator of impairment exists, the recoverable amount of the CGU to which the assets belong is then estimated based on the present value of future discounted cash flows using management’s view of estimates reserve quantities as opposed to estimated reserve quantities prepared to conform to definitions contained in Rule 4-10(a) of Regulations S-X. For development and production assets, the expected future cash flow estimation is always based on a number of factors, variables and assumptions, the most important of which are estimates of reserves, future production profiles, commodity prices and costs. In most cases, the present value of future cash flows is most sensitive to estimates of future oil price and discount rates. A change in the modeled assumptions in isolation could materially change the recoverable amount. However, due to the interrelated nature of the assumptions, movements in any one variable can have an indirect impact on others and individual variables rarely change in isolation. Additionally, management can be expected to respond to some movements, to mitigate downsides and take advantage of upsides, as circumstances allow. Consequently, it is impracticable to estimate the indirect impact that a change in one assumption has on other variables and therefore, on the extent of impairments under different sets of assumptions in subsequent reporting periods. In the event that future circumstances vary from these assumptions, the recoverable amount of our development and production assets could change materially and result in impairment losses or the reversal of previous impairment losses.

Due to the change in the oil pricing environment as of December 31, 2015 and 2014, management performed an impairment analysis for development and production assets, which resulted in impairment charges of $184.4 million and $71.2 million, respectively.

For our analysis at December 31, 2015, we estimated the price/Bbl to be $40 in 2016, $50 in 2017 and $60 for 2018 and $70/bbl in 2019 and thereafter. The discount rates applied to the future forecasted cash flows are based on a third party participant’s post-tax weighted average cost of capital, which was 9% and 10% for proved developed and proved undeveloped, respectively.  We also applied further risk adjustments for risk associated with our proved undeveloped reserves of 20%.  See Note 19 to the consolidated financial statements for additional information.

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

The carrying amounts of our exploration and evaluation assets are reviewed at each reporting date, in conjunction with the impairment review process referred to in Note 1(f) to our consolidated financial statements for the year ended December 31, 2015 to determine whether any of impairment indicators exists. Impairment indicators could include i) tenure over the license area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and management has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the income statement.

In assessing value-in-use, an asset’s estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs. In addition, we consider market data related to recent transactions for similar assets.

Due to the change in the oil pricing environment as of December 31, 2015 management performed an impairment analysis for its exploration and evaluation expenditures, which resulted in an impairment charge of $137.2 million.  We did not record any impairment expense related to our exploration and evaluation expenditures for the year ended December 31, 2014.

For our analysis at December 31, 2015, we estimated the price/Bbl to be $40 in 2016, $50 in 2017 and $60 for 2018 and $70/bbl in 2019 and thereafter.  The discount rates applied to the future forecasted cash flows were 15% and 20% for our probable and possible reserves, respectively.  We also applied further risk adjustments for risk associated with our probable and possible reserves of 30% and 40%, respectively.  See Note 19 to the consolidated financial statements for additional information.

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

Estimates of Reserve Quantities

The estimated quantities of hydrocarbon reserves reported by the consolidated entity are integral to the calculation of amortization (depletion), and depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. For purposes of the calculation of amortization (depletion), and depreciation expense and the assessment of possible impairment of assets, other than pricing assumptions discussed in Note 19 to the Consolidated Financial Statements, management prepares reserve estimates that conform to the definitions contained in Rule 4-10(a) of Regulation S-X. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates, development plans and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period and as additional geological data is generated during the course of operations. These reserve estimates may differ from estimates prepared in accordance with the rules and regulations of the SEC regarding oil and natural gas reserve reporting.

Income taxes

We provide for deferred income taxes on the difference between the tax basis of an asset or liability and its carrying amount in our financial statements. This difference will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in predicting when these events may occur and whether recovery of an asset is more likely than not, including judgements and assumptions about future taxable income and future operating conditions (particularly as related to prevailing oil and natural gas prices).  For the year ended December 31, 2015, we did not recognize tax assets of $35.6 million as the recovery was not determined to be more likely than not.  As a result, we expect our effective tax rate to be significantly lower than the statutory rate in 2016.  Some or all of these deferred tax assets could be recognized in future periods against future taxable income.

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

Because our Australian operations are not significant to the consolidated profit or loss, foreign income taxes are not significant to consolidated income tax expense. Our effective and statutory income tax rates could be impacted by the state income tax rates in which we operate, and the effective and statutory income tax rates are not significantly different as the amount of permanent differences resulting from treatment that differs for assets and liabilities for financial and tax reporting purposes is not significant. The tax impact of temporary differences, primarily development and production assets and exploration and evaluation expenditures, is reflected in deferred income taxes. At December 31, 2015 and 2014, we had no unrecognized tax benefits that would impact our effective tax rate and we have not provided for interest or penalties related to uncertain tax positions.  See Note 7 to the consolidated financial statements.

Recently Issued Accounting Standards

IFRS 9 — Financial Instruments

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

IFRS 16 — Leases

In January 2016, AASB 16/IFRS 16 was issued which changes the current accounting for leases to eliminate the operating/finance lease designation and require entities to recognize most leases on the balance sheet, initially recorded at the fair value of unavoidable lease payments.  The entity will then recognize depreciation of the lease assets and interest on the income statement.

The effective date of this standard is for fiscal years beginning on or after 1 January 2019.  Management is currently assessing the impact of the new standard and plans to adopt the standard on the required effective date.

Certain Differences Between IFRS and US GAAP

IFRS differs from US GAAP in certain respects. Management has not assessed the materiality of differences between IFRS and US GAAP. Our significant accounting policies are described in Note 1 of our consolidated financial statements for the year ended December 31, 2015.

Comparison of Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this annual report. Comparative results of operations for the period indicated are discussed below.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenues and Sales Volume.  The following table provides the components of our revenues for the years ended December 31, 2015 and 2014, as well as each period’s respective sales volumes:

	Year ended December 31,
	2015	2014	Change in $	Change as %
	(audited)	(audited)
Revenue (In $ ‘000s)
Oil sales	$82,949	$144,994	$(62,045)	(42.8)
Natural gas sales	4,720	6,161	(1,441)	(23.4)
NGL sales	4,522	8,638	(4,116)	(47.6)
Product revenue	$92,191	$159,793	$(67,602)	(42.3)

	Year ended December 31,		Change in
	2015	2014	Volume	Change as %
	(audited)	(audited)
Net sales volumes:
Oil (Bbls)	1,828,955	1,675,078	153,877	9.2
Natural gas (Mcf)	2,580,682	1,803,000	777,682	43.1
NGL (Bbls)	393,211	267,952	125,259	46.7
Oil equivalent (Boe)	2,652,280	2,243,529	408,750	18.2
Average daily production (Boe/d)	7,267	6,147	1,120	18.2

Barrel of oil equivalent (Boe) and average net daily production (Boe/d).  Sales volume increased by 408,750 Boe (18.2%) to 2,652,280 Boe (7,267 Boe/d) for the year ended December 31, 2015 compared to 2,243,529 Boe (6,147 Boe/d) for the prior year due to the Company’s back-loaded 2014 development in which 20.9 of the 26.1 net Eagle Ford wells brought into production in 2014 had initial product in the second half of 2014.  Production in 2015 included a full year of production for these wells which had less than a half year of production in 2014.

The Eagle Ford contributed 6,167 Boe/d (85%) of total sales volume during the year ended December 31, 2015 compared to 4,187 Boe/d (68%) during the prior year. Mississippian/Woodford contributed 1,100 Boe/d (15%) of total sales volume during the year ended December  31, 2014 compared to 1,433 Boe/d (23%) during the prior year. Our sales volume is oil-weighted, with oil representing 69% and 75% of total sales volume for the year ended December  31, 2015 and 2014, respectively.

Oil sales.  Oil sales decreased by $62.0 million (42.8%) to $82.9 million for the year ended December  31, 2015 from $145.0  million for the prior year. The decrease in oil revenues was the result of the decrease in product pricing ($75.4 million), offset by increased oil production ($13.3 million).   Oil production volumes increased 9.2% to 1,828,955 Bbls for the year ended December  31, 2015 compared to 1,675,078 Bbls for the prior year. The average price we realized on the sale of our oil decreased by 47.6% to $45.35 per Bbl for the year ended December 31, 2015 from $86.56 per Bbl for the prior year.

Natural gas sales.  Natural gas sales decreased by $1.4 million (30.7%) to $4.7 million for the year ended December 31, 2015 from $6.2 million for the prior year. The decrease in natural gas revenues was primarily the result of worse product pricing ($4.6 million), offset by increased production volumes ($2.7 million).  Natural gas production volumes increased 777,862 Mcf (43.1%) to 2,580,682  Mcf for the year ended December 31, 2015 compared to 1,803,000 Mcf for the prior year. The average price we realized on the sale of our natural gas decreased by 52% to $1.83 per Mcf for the year ended December  31, 2015 from $3.42 per Mcf for the prior year.

NGL sales. NGL sales decreased by $4.1 million (47.6%) to $4.5 million for the year ended December  31, 2015 from $8.6 million for the same period in prior year. The decrease in NGL revenues was primarily the result of worse product pricing ($8.2 million), offset by increased production volumes ($4.0 million). NGL production volumes increased 125,259  Bbls (46.7%) to 393,211  Bbls for the year ended December  31, 2015 compared to 267,952 Bbls for the prior year. The average price we realized on the sale of our natural gas liquids decreased by 60.5% to $11.50 per Bbl for the year ended December  31, 2015 from $32.24 per Bbl for the prior year.

	Year ended December 31,
Selected per Boe metrics	2015	2014	Change	Percent
	(audited)	(audited)
Total oil and natural gas revenues, before derivative settlements	$34.76	$71.22	$(36.46)	(51.2)
Lease operating expenses	(6.96)	(6.03)	0.93	15.4
Production taxes	(2.33)	(3.10)	(0.78)	(25.1)
Lease operating and production tax expenses	(9.29)	(9.13)	0.15	1.6
Depreciation and amortization	(35.66)	(38.15)	(2.49)	(6.5)
General and administrative expense	(6.48)	(6.92)	(0.45)	(6.4)

Lease operating expenses.  Our lease operating expenses (LOE) increased by $4.9 million (36.4%) to $18.4 million for the year ended 31 December 2015 from $13.5 million in the prior year and increased $0.93 per Boe to $6.96 per Boe from $6.03 per Boe.  During 2015, certain operational changes were implemented to begin treating natural gas from a significant number of our wells in Texas so that it meets pipeline specifications and can be sold.  This gas had previously been flared.  The increase in LOE per BOE is primarily due to costs associated with treating the gas.

Production taxes.  Our production taxes decreased by $0.9 million (13.2%) to $6.0 million for the year ended 31 December 2015 from $7.0 million for the prior year but as a percent of revenue increased to 6.7% from 4.4%. The decrease in production taxes is due to the decrease in revenue.  The increase in production taxes as a percentage of revenue is primarily the result of ad valorem tax as a percentage of revenue.  Texas ad valorem amounts are assessed by the counties based on estimated value of developed reserves as at 1 January of each year.  To the extent that realized revenue pricing varies from beginning of year product prices used to assess the ad valorem amounts, the effective ad valorem rate can fluctuate significantly.

Depreciation and amortization expense, including depletion.  Our depreciation and amortisation expense increased by $9.0 million (10.5%) to $94.6 million for the year ended 31 December 2015 from $85.6 million for the prior year, but decreased $2.49 per Boe to $35.66 per Boe from $38.15 per Boe.  The increase reflects our increase in production, offset by a lower depletable asset base due to prior-year and mid-year impairments.

General and administrative expenses.  General and administrative expenses are comprised of employee benefits expense, including salaries and wages, and administrative expenses. Employee benefits expense increased by $4.0 million (80%) to $8.9 million for the year ended December 31, 2015 from $5.0 million for the year ended December 31, 2014. This increase is primarily the result of higher stock-based compensation expense (non-cash) for restricted stock and options issued to directors, management and employees of $2.2 million.  In addition, the amount of overhead costs capitalized decreased $7.0 million during 2015 due to the decrease in drilling activity.

Administrative expense decreased by $2.3 million (22%) to $8.2 million for the year ended December 31, 2015 from $10.5 million for the year ended December 31, 2014. This decrease was primarily due to a decrease in general legal and professional fees.

Impairment expense.  We recorded impairment expense of $321.9 million for the year ended December  31, 2015 on the Company’s oil and gas assets that are located in the Mississippian/Williston and the Eagle Ford as the recoverable amount was less than the carrying value primarily as a result of lower commodity pricing.  See Note 19 of the Notes to the Consolidated Financial Statements for further discussion.

Exploration expense.  The Company incurred exploration expense of $7.9 million for the year ended 31 December 2015 on two unsuccessful exploratory wells.  The Company incurred exploratory expense of $10.9 million in 2014 related to three unsuccessful exploratory wells.

Finance costs, net of interest income and amounts capitalized.  Finance costs, net of amounts capitalised to exploration and development, increased by $8.7 million to $9.4 million for the year ended 31 December 2015 as compared to $0.7 million in the prior year. The increase primarily relates to additional interest incurred on a larger average outstanding debt balance and lower capitalised interest as a result of less drilling and completion activity throughout 2015.

Gain/(loss) on commodity hedging.  The net gain (loss) on derivative financial instruments changed by $4.3 million to a $15.3 million gain for the year ended December  31, 2015 as compared to the prior year. The gain on commodity hedging consisted of $2.9 million of unrealized gains on commodity derivative contracts and $12.4 million of realized gains on commodity derivative contracts.

The following is a summary of the Company’s open oil and natural gas derivative contracts at December 31, 2015:

	Oil Contracts (Weighted Average)			Natural Gas Contracts (Weighted Average)
Contract	Units (Bbl)	Floor	Ceiling	Units (MMbtu)	Floor	Ceiling
2016	1,037,063	$50.63	$76.14	2,040,000	$2.54	$3.58
2017	624,000	$47.53	$79.92	1,320,000	$2.85	$3.91
2018	444,000	$51.47	$81.53	930,000	$3.00	$4.32
2019	168,000	$52.51	$87.71	360,000	$3.27	$4.65
Total	2,273,063	$50.08	$80.49	4,650,000	$2.78	$4.01

Income taxes.  The components of our provision for income taxes are as follows:

	Year ended December 31,
(in US$000s)	2015	2014
	(audited)	(audited)
Current tax (expense)/benefit	$6,572	$(17)
Deferred tax benefit	94,606	858
Total income tax benefit	$101,178	$841
Combined federal and state effective tax rate	27.3%	(5.8)%

Our combined federal and state effective tax rates differ from our statutory tax rate of 30% primarily due to an increase in unrecognised tax losses, offset by US federal and state tax rates.  We expect that our effective tax rate will continue to be less than the statutory rate in 2016.  See Note 7 in the Notes to the Consolidated Financial Statements of this report for further information regarding our income taxes.

Loss attributable to owners of Sundance (or net loss).  Loss attributable to our owners (or net income after tax)  was a net loss of $269.8 million for the year ended December 31, 2015 a decrease from net income of $15.3 million for the year ended December 31, 2014, for the reasons discussed above.

Adjusted EBITDAX.  For the year ended December 31, 2015, adjusted EBITDAX was $64.8 million, or 70% of revenue, compared to $126.4 million, or 79% of revenue, from the prior year.The overall decrease in Adjusted EBITDAX was primarily driven by the decline in commodity prices.

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

The Eagle Ford contributed 4,187 Boe/d (68.1%) of total sales volume during the year ended December 31, 2014 compared to 1,371 Boe/d (46.4%) during 2013. Mississippian/Woodford contributed 1,433 Boe/d (23.2%) of total sales volume during the year ended December  31, 2014 compared to 503 Boe/d (17.0%) during 2013. Our sales volume is oil-weighted, with oil representing 75% and 77% of total sales volume for the year ended December  31, 2014 and 2013, respectively.

Oil sales.  Oil sales increased by $65.6 million (82.7%) to $145.0 million for the year ended December  31, 2014 from $79.4 million for 2013. The increase in oil revenues was the result of increased oil production volumes ($81.3 million) offset by a decrease in product pricing ($15.7 million). Oil production volumes increased 102.4% to 1,675,078 Bbls for the year ended December  31, 2014 compared to 827,432 Bbls for 2013. The average price we realized on the sale of our oil decreased by 9.8% to $86.56 per Bbl for the year ended December 31, 2014 from $95.92 per Bbl for the prior year.

Natural gas sales.  Natural gas sales increased by $3.4 million (122.1%) to $6.2 million for the year ended December 31, 2014 from $2.8 million for 2013. The increase in natural gas revenues was primarily the result of increased production volumes ($2.6 million) and improved product pricing ($0.8 million). Natural gas production volumes increased 868,800 Mcf (93.0%) to 1,803,000 Mcf for the year ended December 31, 2014 compared to 934,200 Mcf for 2013. The average price we realized on the sale of our natural gas increased by 15.1% to $3.42 per Mcf for the year ended December  31,  2014 from $2.97 per Mcf for 2013.

NGL sales. NGL sales increased by $5.4 million (169.5%) to $8.6 million for the year ended December  31, 2014 from $3.2 million for the same period in 2013. The increase in NGL revenues was primarily the result of increased production volumes in the Eagle Ford and the Mississippian/Williston. NGL production volumes increased 172,131 Bbls (179.6%) to 267,952 Bbls for the year ended December  31, 2014 compared to 95,821 Bbls for 2013. The average price we realized on the sale of our natural gas liquids decreased by 3.6% to $32.24 per Bbl for the year ended December  31, 2014 from $33.45 per Bbl for 2013.

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

Production taxes.  Our production taxes increased by $0.7 million (11.2%) to $7.0 million for the year ended  December 31, 2014 from $6.3 million for 2013 but as a percent of revenue decreased 290 basis points to 4.4% from 7.3%. The decrease in production taxes as a percent of revenue is the result of the sale of our North Dakota and Colorado assets, which are higher production tax rate jurisdictions, and increasing our investment in Texas and Oklahoma, which are lower production tax rate jurisdictions, as well as an adjustment for lower than anticipated ad valorem taxes.

Depreciation and amortization expense, including depletion.  Our depreciation and amortization expense increased by $49.4 million (136.3%) to $85.6 million for the year ended December 31, 2014 from $36.2 million for 2013 and increased $4.58 per Boe to $38.15 per Boe from $33.57 per Boe. The increase reflects our increase in production (107.9%), an increase in our asset base subject to amortization as a result of our acquisition and development activity, and increased completion costs caused by high-demand for completion services and a shortage of trucks able to transport frac sand and resultant higher trucking rates.

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

General and administrative expenses per Boe decreased by 51.2% to $6.92 for the year ended December 31, 2014 as compared to $14.18 per Boe for 2013. The decrease in general and administrative expenses per Boe is driven by increased production levels diluting fixed general and administrative costs.

Impairment expense.  We recorded impairment expense of $71.2 million for the year ended December 31, 2014 on the Company’s development and production assets that are located in the Mississippian/Williston and the Eagle Ford as the recoverable amount was less than the carrying value primarily as a result of lower commodity pricing.  No impairment was necessary on the Company’s exploration and evaluation assets.  See Note 17 of the Notes to the Consolidated Financial Statements for further discussion.  No impairment expense was recognized in 2013.

Exploration expense. We incurred exploration expense of $10.9 million for the year ended December  31, 2014 on three gross (and net) unsuccessful exploratory wells in the Mississippian/Williston. The Company did not drill any unsuccessful exploratory wells in 2013.

Finance costs, net of interest income and amounts capitalized.  Finance costs, net of amounts capitalized to exploration and development, increased by $0.7 million to $0.5 million for the year ended December  31, 2014 as compared to net interest income of $0.2 million in 2013. The increase primarily relates to an increase in amortization of deferred financing fees and additional interest incurred on undrawn funds.

Gain/(loss) on commodity hedging.  The net gain (loss) on derivative financial instruments changed by $11.6 million to an $11.0 million gain for the year ended December  31, 2014 as compared to 2013. The gain on commodity hedging consisted of $9.7 million of unrealized gains on commodity derivative contracts and $1.3 million of realized gains on commodity derivative contracts.

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

In May 2015, we refinanced our previous Credit Facilities with Wells Fargo to new Credit Facilities with Morgan Stanley, increasing its total borrowing capacity from an aggregate of $135 million to $250 million; comprised of a $125 million term loan, a reserve based revolver of up to $75 million and a $50 million accordion feature.  Throughout 2015, the Company increased its borrowings to $192 million ($125 million term loan and $67 million outstanding on the reserve based revolver).  On December 30, 2015, the reserve based revolver borrowing capacity was reduced from $75 million to $67 million.  At year-end, the Company was fully drawn on its term loan and reserve based revolver.  The $50 million accordion was available to the Company at year end, subject to certain restrictions, such as maintaining adequate proved reserve value to total debt ratio.  At December 31, 2015, we were in compliance with all of our covenants and are forecasting to remain compliant for the remainder of 2016.

The Revolving Facility matures on May 14, 2020 and the Term Loans mature on November 14, 2020.

In late 2015, management committed to a plan to sell approximately 25% non-operated working interest in our Eagle Ford assets (representing $85.4 million of the assets held for sale balance as of December 31, 2015).  Certain of the Eagle Ford assets were included in the borrowing base value under the Company’s Credit Agreement.  Upon the sale of these assets, the lender may elect to reduce the then effective borrowing base by an amount equal to the value attributed to those assets if the value of the remaining assets doesn’t meet the prescribed asset coverage thresholds.  At December 31, 2015, 25% of our Eagle Ford assets represented approximately 24% of the borrowing base value so, if the valuation was unchanged at the time of the sale, the lender could elect to require repayment of that pro rata portion of the outstanding debt which equates to approximately $45 million. That being said, there many variables that affect the lender’s determination of borrowing base value at any point in time and therefore it is difficult for management to estimate the borrowing base value at an undetermined point in the future so the amount that would be required to be repaid, if any, is uncertain.  Accordingly, no portion of the outstanding debt has been classified as current as of December 31, 2015.

Our 2016 capital budget is based on our operating cash flows, which we intend to use toward the development of our oil and natural gas projects, with no planned expenditures toward exploration and evaluation. We believe that our internally generated operating cash flows will be sufficient to fund our operations and planned capital expenditures for at least the next 12 months. We may also use other sources of capital, including the issuance of debt or equity securities, to fund acquisitions or maintain our financial flexibility.

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

Cash Flows

Our cash flows for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Year ended December 31,
(In $ ‘000s)	2015	2014	2013
	(audited)	(audited)	(audited)
Financial Measures:
Net cash provided by operating activities	$64,469	$128,087	$62,646
Net cash (used in) provided by investing activities	(180,771)	(323,235)	(164,355)
Net cash provided by financing activities	50,403	167,595	44,455
Cash and cash equivalents	3,468	69,217	96,871
Payments for development expenditure	(144,316)	(361,950)	(154,700)
Payments for exploration expenditure	(20,339)	(39,616)	(20,006)
Acquisitions, net of acquired cash	(15,023)	(35,606)	(27,273)
Proceeds from the sale of non-current assets	41	115,284	37,848

Cash flows provided by operating activities

Net cash provided by operating activities for the year ended December 31, 2015 decreased 50% to $64.5 million compared to the prior year. This decrease was primarily due to receipts from sales decreasing $71.0 million, or 42%, to $99.4 million primarily due to the decrease in commodity prices.  This was partially offset by an increase in payments to suppliers and employees of $19.7 million.

Net cash provided by operating activities for the year ended December 31, 2014 increased 104.5% to $128.1 million compared to $62.6 million provided by operating activities for the year ended December 31, 2013. This increase was primarily due to receipts from sales increasing $85.7 million, or 101.2%, to $170.4 million, while keeping payments to suppliers and employees relatively stable with an increase of $8.2 million, or 37.7%, to $30 million.

Cash flows provided by (used in) investing activities

Net cash used in investing activities for the year ended December 31, 2015 decreased significantly to $180.8 million (including $66 million of payments related to 2014 development) as compared to $323.2 million in prior year (net of $115.3 million cash source from sale of non-current assets).  This decrease is due to the Company’s down-cycle development plan to drill and complete within operating cash flow.  Due to the continued depressed crude oil prices, the Company expects to maintain its down-cycle development program through much of 2016.

Net cash used in investing activities for the year ended December 31, 2014 increased $158.9 million, or 96.7%, to $323.2 million. This increase is due to successful implementation of the Company’s strategy to develop and grow the reserves from our high working interest, repeatable resource plays, primarily in the Eagle Ford. Due to funding available to the Company through asset sales, capital raises and credit facilities, the Company was able to accelerate a portion of its 2015 drilling program into 2014. However, due to the reduction in crude oil prices in the fourth quarter of 2014 that continued into 2015, we scaled back our drilling program to concentrate on our limited drilling obligations to hold Eagle Ford acreage during 2015.

Cash flows provided by (used in) financing activities

Net cash provided by financing activities for the year ended December 31, 2015 decreased to $50.4 million.  This decrease is a result of the lower net draws on the Company’s credit facilities ($62.0 million in 2015 compared to $100.0 million in prior year) and no equity raises in 2015 (compared to a net of $68.7 million in prior year).

Net cash provided by financing activities for the year ended December 31, 2014 increased $123.1 million, or 277%, to $167.6 million. This increase is a result of the increased availability and draws under the Company’s credit facilities and proceeds received in a private placement of shares. In February 2014, the Company completed a private placement in which we sold 84.2 million ordinary shares at A$0.95 per share, resulting in net proceeds of approximately $68.4 million. The first tranche of 63.7 million shares was issued in March 2014 and the second tranche of 20.5 million shares was issued in April 2014.

Credit Facilities

Credit Facilities.  On May 14, 2015, we and our wholly-owned subsidiary Sundance Energy, Inc. entered into the Credit Agreement with Morgan Stanley Energy Capital, Inc., as administrative agent and the lenders from time to time party thereto, which provides for our $300 million Revolving Facility and $125 million Term Loans, with an accordion feature providing for additional term loans of up to $50 million, subject to certain conditions  The Revolving Facility is subject to a borrowing base, which was set initially at $75 million and reduced to $67 million on December 30, 2015.  At December 31, 2015, we had $125 million outstanding on the Term Loans and $67 million outstanding on the Revolving Facility.

Interest on the Revolving Facility accrues at LIBOR plus a margin that ranges from 2.0% to 3.0% based upon the amount drawn.  Interest on the Term Loans accrues at LIBOR (with a LIBOR floor of 1.0%) plus 7.0%.

The key financial covenants of our Credit Agreement require us to (i) maintain a minimum current ratio, which is defined as consolidated current assets inclusive of undrawn borrowing capacity divided by consolidated current liabilities, of 1.00 or greater, (ii) a revolving debt to EBITDAX ratio (as defined in our Credit Agreement), determined on a rolling four quarter basis, of 4.00 to 1.00 or less, (iii) maintain a minimum EBITDAX to consolidated interest expense ratio of 2.00 to 1.00 or greater,  and (iv) maintain a minimum Total Proved PV-9 (as defined in our Credit Agreement) to Total Debt (as defined in our Credit Agreement) ratio of not less than 1.25 to 1.00 for the 18 month period commencing on May 14, 2015 and 1.50 to 1.00 at any time thereafter, in each case beginning on June 30, 2015. The Credit Agreement requires the Company to hedge 50% of its proved developed producing forecasted volumes.  In addition, our Credit Agreement contains various covenants that limit our ability to take certain actions, including, but not limited to, the following:

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

Capital Expenditures

The following table summarizes our capital expenditures (excluding acquisitions) for the years ending December 31, 2015 and 2014.

	Year ending December 31
(In $ ‘000s)	2015	2014
	(audited)	(audited)
Development and production assets	$76,831	$350,196
Exploration and evaluation expenditure	22,501	39,670
Total	$99,332	$389,866

C.                                    Research and Development

Not applicable.

D.                                    Trend Information

We believe that oil and natural gas prices may remain volatile for the foreseeable future. While oil and/or natural gas prices are low, our future drilling and completion activity will decrease as operating cashflows decrease relative to recent historical levels. While we anticipate reductions in field service costs, material prices and all costs associated with drilling, completing and operating wells, maintaining an effective cost structure to maintain positive cashflow could be challenging. This could have a material adverse effect upon our net sales or revenues, profitability, liquidity or capital resources or cause less predictable future operating results or financial condition as compared to reported financial information. While we have identified prospects we intend to drill, our ability to grow could be adversely affected by these commodity price declines.

E.                                    Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a significant effect on our financial condition, revenues or expenses, liquidity, capital expenditures, capital resources material to investors or results of operations.

F.                                     Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations as of December 31, 2015.

	Payments due by period
Contractual Obligations (In $ ‘000s)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Credit Facilities(1)	$247,259	$12,420	$24,773	$210,066	$—
Cooper Basin capital commitments (2)	5,098	2,549	2,549	—	—
Operating lease obligations	5,892	1,372	2,785	1,735	—
Employment commitments	372	372	—	—	—
Restoration provision (3)	3,088	—	—	—	3,088
Total	$261,709	$16,713	$30,107	$211,801	$3,088

(1)         Includes principal and projected interest payments due under our Revolving Facility and Term Loans.  Projected interest payments are based on a 3.3% and 8.0% interest rate for the Revolving Credit Facility and the Term Loans, respectively, in effect as of December 31, 2015. Timing above assumes credit facilities are held to maturity and that there are no subsequent changes to the borrowing base.  However, if we sell the Eagle Ford assets, currently classified as Assets Held for Sale, we may be required to repay a portion of the credit facilities from the proceeds.  Please read the description of our Revolving Credit Facility and our Term Loans above.

(2)         The Company has capital commitments to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million through 2019 of which A$3.9 milion (US$2.8 million) had been incurred through December 31, 2015 (commitment amounts in table shown in USD translated at December 31, 2015).  Timing of commitment may vary based on drilling activity by the operator.

(3)         We have established a restoration provision liability for the reclamation of oil and natural gas properties at the end of their economic lives. Based on our current projections, we believe the majority of our reclamation obligations will be incurred beyond five years from December 31, 2015.  The amount shown does not include 25% of our Eagle Ford restoration provision liability, which we intend to dispose of in 2016.

Item 6.  Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table lists the names of our directors and executive officers. The directors have served since their respective election or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly appointed.

Name	Position
Eric P. McCrady	Chief Executive Officer and Managing Director
Cathy L. Anderson	Chief Financial Officer
Grace Ford*	Chief Operating Officer
Mike Wolfe*	Vice President of Land
Trina Medina*	Vice President of Reservoir Engineering
Michael D. Hannell	Chairman of the Board
Damien A. Hannes	Director
Neville W. Martin	Director
H. Weldon Holcombe	Director

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

Cathy L. Anderson has been our Chief Financial Officer since December 2011. Ms. Anderson has over 30 years of experience, primarily in the oil and gas industry, and has extensive experience in budgeting and forecasting, regulatory reporting, corporate controls, and financial analysis and reporting. Prior to joining us in 2011, Ms. Anderson had been a consultant to companies in the oil and gas industry since 2006. Ms. Anderson held various positions, including Chief Financial Officer of Optigas, Inc., a natural gas gathering, processing and marketing company, from 2005 to 2006 and Vice President of Internal Audit and Consulting for TeleTech Holdings, Inc., a NASDAQ-listed global service firm providing outsourced customer management, from 2002 to 2004. From 1993 to 1999, Ms. Anderson was the Controller and Chief Accounting Officer of NYSE-listed Key Production Company, Inc. (predecessor to Cimarex Energy). She began her career in 1985 with Arthur Andersen, LLP. Ms. Anderson holds a Bachelor of Science in Business Administration with High Honors, emphasis in Accounting, from the University of Montana. She is a certified public accountant.

Grace L. Ford has served as the Chief Operating Officer of our subsidiary Sundance Energy, Inc. since August 2015 and had previously served as our Vice President of Exploration and Development of our subsidiary, Sundance Energy, Inc. ( March 2013 through August 2015), and as Vice President of Geology of Sundance Energy, Inc. (September 2011 through March 2013). Prior to joining us in 2011, Ms. Ford served in numerous positions in the oil and gas industry, working throughout the United States and in West Africa. Ms. Ford’s experience spans both conventional and unconventional resource exploration, development, and reservoir characterization. Ms. Ford has extensive operational experience in multi-rig horizontal development programs. From 2010 to 2011, Ms. Ford was employed as a geologist by Rock Oil, a private equity-backed company with operations in the Eagle Ford in south Texas. From 2007 to 2010, Ms. Ford was employed as a geoscience manager by Baytex Energy, USA, and from 2001 to 2007, Ms. Ford was employed as a geologist by EOG Resources, Inc. Prior to her tenure with EOG Resources, Inc., Ms. Ford served in various geologic or engineering capacities for Marathon Oil Company, Schlumberger and the U.S. Geological Survey. Ms. Ford received her PhD in Geology from the Colorado School of Mines, a Master of Science degree in Geology from the University of Arkansas and a Bachelor’s of Science degree in geology from the University of Wyoming. Ms. Ford is a registered professional geologist in the states of Texas, Wyoming and Utah.

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

Trina Medina has been Vice President of Reservoir Engineering of our subsidiary, Sundance Energy, Inc., since September 2015.  She has more than 20 years of broad reservoir engineering experience in the oil and gas industry, focused across conventional, unconventional and secondary recovery evaluation and development projects, including corporate reserves with companies such as Newfield Exploration (2007-2015), Stone Energy Corporation (2005-2007) and PDVSA INTEVEP (PDVSA E&P).  Ms. Medina received a Master of Science degree in Reservoir Engineering from Texas A&M University, a Master of Science degree in Reservoir Geoscience from the Institut Francais du Petrole, and a Bachelors of Science degree in Petroleum Engineering from the Universidad Central de Venezuela.  Ms. Medina is a member of the Society of Petroleum Engineers (SPE) and a member/reviewer for the Society of Petroleum Evaluation Engineers (SPEE).

Michael D. Hannell has been a Director of Sundance since March 2006 and chairman of our Board of Directors since December 2008. Mr. Hannell has over 45 years of experience in the oil and gas industry, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of design and construction, engineering, operations, exploration and development, marketing and commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now Exxon) and Santos Ltd.  Mr. Hannell has previously held a number of board appointments the most recent being the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier; And  the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry.  Mr. Hannell has also served on a number of not-for-profit boards, with appointments as president of the Adelaide-based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business, and a member of the South Australian Legal Practitioners Conduct Board. Mr. Hannell holds a Bachelor of Science degree in Engineering (with Honors) from the University of London and is a Fellow of the Institution of Engineers Australia.

Damien A. Hannes has been a Director since August 2009 and currently serves as the Chairman of the Audit and Risk Committee and is a member of the Remuneration and Nominations Committee.  Mr. Hannes has over 25 years of finance, operations, sales and management experience. He has most recently served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Mr. Hannes was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, he was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. Mr. Hannes also currently serves as chairman of the board of Australia Gold Corporation Ltd.  He holds a Bachelor of Business degree from the NSW University of Technology in Australia and subsequently completed the Institute of Chartered Accounts Professional Year before being seconded into the commercial sector.

Neville W. Martin has been a Director since January 2012 and currently serves as a member of the Audit and Risk Management Committee and the Reserves Committee. Prior to his election, he was an alternate director on our Board of Directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Resource and Energy Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University.

H. Weldon Holcombe has been a Director since December 2012 and currently services as Chairman of the Reserves Committee and as a member of the Remuneration and Nominations Committee.  Mr. Holcombe has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental (“HSE”), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk’s Haynesville field with one billion cubic feet of natural gas of production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn.

There are no family relationships among any of our directors or executive officers. The business addresses for each of our directors and executive officers is Sundance Energy, Inc., 633 17th Street, Denver, Colorado 80202.

Employment Agreements with Executive Officers

On April 26, 2016, the Company entered into a new employment agreement (“Employment Agreement”) with our Chief Executive Officer, Eric P. McCrady, with a three-year term effective January 2016 and base remuneration of $370,000 per year, which is reviewed annually by the Remuneration and Nomination Committee.  The Employment Agreement replaces his previous agreement with the Company.  There were no material changes to the contract terms.  In January 2016, Mr. McCrady, along with our CFO, COO and Non-executive Directors, voluntarily agreed to reduce their base salaries indefinitely to help the Company reduce expenses and improve its cash flow during this time of low commodity prices.  In the event of a not-for-cause termination or change in control (as described in the Employment Agreement) in which Mr. McCrady does not remain employed by the acquirer, the Employment Agreement provides payment of Mr. McCrady’s base remuneration through the end of the term of the Employment Agreement. He is eligible to participate in our incentive compensation program.

Other than Mr. McCrady, at the date of this report, we had not entered into or finalized employment agreements with any of our other executive officers.  In August 2013, Damien Connor was appointed our Company Secretary. Mr. Connor provides services to Sundance through a contractual arrangement. None of  our directors has any service contracts with Sundance or any of its subsidiaries providing for benefits upon termination of employment.

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

The Remuneration and Nominations Committee makes recommendations to our Board of Directors in relation to total compensation of directors and executives and reviews their remuneration annually. Independent external advice is sought when required. The Remuneration and Nominations Committee retained Meridian Compensation Partners, LLC (“Meridian”), as its independent remuneration consultant for the 2015 fiscal year. Meridian was retained to provide executive and director remuneration consulting services to the Committee, including advice regarding the design and implementation of remuneration programs that are competitive and common among the U.S. oil and gas exploration and production industry, competitive market information, comparison advice with Australian companies and practice, regulatory updates and analyses and trends on executive base salary, short-term incentives, long-term incentives, benefits and perquisites.  All remuneration paid to directors and executives is valued in accordance with applicable IFRS accounting rules.

Executives In assessing total compensation, our objective is to be competitive with industry compensation while considering individual and company performance. Base salaries for executives recognize their qualifications, experience and responsibilities as well as their unique value and historical contributions to Sundance. In addition to being important to attracting and retaining executives, setting base salaries at appropriate levels motivates employees to aspire to and accept enlarged opportunities. We do not consider base salaries to be part of performance-based compensation, in setting the amount, the individuals’ performance is considered. The majority of each executive’s compensation is performance based and “at risk.” We believe that equity ownership is an important element of compensation and that, over time, more of the executives’ compensation should be equity-based rather than cash-based so as to better align executive compensation with shareholder return. For the year ended December 31, 2015, the targeted “at risk” remuneration relating to performance variability with STI bonuses and LTI represents approximately 81% for the Managing Director and approximately 75% for all other executives.

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

During 2015, the LTI component of our incentive compensation program comprised awards made pursuant to our the Sundance Employee Option Plan (“ESOP”) and the Sundance Energy Australia Limited Long Term Incentive Plan, as amended (the “RSU Plan”). Any grants made to employees that also serve as a director are subject to shareholder approval prior to issuance.

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

No stock options were granted during fiscal year 2015.  During 2015, it was determined that all outstanding options would be converted to RSUs with the same vesting terms as the associated underlying options.  The conversion was finalized in early 2016 and shares were issued for RSUs that were vested at that time.  The remainder of these RSUs will vest in 2016. No additional stock options were granted in 2015 and the Company does not plan to issue stock options in the future.

The RSU Plan provides for the issuance of restricted share units (“RSUs”) to our U.S. employees.  The RSU Plan is administered by the Board. RSUs may be granted to eligible employees from a bonus pool established at the sole discretion of our Board. The bonus pool is subject to Board and management review of both the Company and the individual employee’s performance over a measured period determined by the Remuneration and Nominations Committee and the Board. The RSUs may be settled in cash or shares at the discretion of the Board.  We may amend, suspend or terminate the RSU Plan or any portion thereof at any time. Certain amendments to the RSU Plan may require approval of the holders of the RSUs who will be affected by the amendment.

LTI Award in 2016

For the 2015 fiscal year (granted in 2016), the LTI incentives granted to executives were comprised of:

1)    50% of award value granted in RSUs which vest based upon the movement in Sundance ordinary share price over a three-year period (“Absolute Total Shareholder Return” or “A-TSR”).  Absolute total shareholder return (A-TSR) is calculated by the change in the Company’s ordinary share price plus dividends paid, if any, over the specified time period.  The number of shares that can be earned under the A-TSR component of the award, ranges from 0% to 133% of the target share grant, based on A-TSR calculated at the end of the three-year assessment period according to the following multiples:

Absolute TSR Goal	Payout % of Target
1.95x (equivalent to a 25% preferred return)	133%
1.52x (equivalent to a 15% preferred return)	100%
1.26x (equivalent to a 8% preferred return)	50%
< 1.26x	0%

2)    50% of award value granted as two tranches of deferred cash, earned through appreciation in the price of Sundance’s ordinary shares during 2017 and 2018.  The base deferred cash target awards are paid only after achieving the following share performance targets:

•      Tranche 1- A 20 day volume weighted average (20-day VWAP) of A$0.297 per share for the last 20-day period in the year ending 31 December 2017.  This equates to a 25% preferred return over a two-year period.

•      Tranche 2- A 20 day volume weighted average (20-day VWAP) of A$0.371 per share for the last 20-day period in the year ending 31 December 2018. This equates to a 25% preferred return over a three-year period.

LTI Award in 2015

For the 2014 fiscal year (granted in 2015), the LTI incentives were comprised of:

1)    50% of award value granted in RSUs with time-based vesting (vest 1/3 on each of 31 January 2016, 2017 and 2018 subject to continued employment);

2)    50% of award value granted in RSUs which vest based upon the movement in the Company’s ordinary share price as compared to a defined peer group (“Relative Total Shareholder Return” or “R-TSR”) over a three-year period.  R-TSR is calculated as the Company’s total shareholder return as compared to a designated peer group over a specified three-year time period. The R-TSR component has potential payouts ranging from 0% to 200% of the target share grant, based on Sundance’s percentile rank among its peer set at the end of the three-year period (31 December 2017).  If Sundance’s TSR is negative for the three-year period, but the percentile rank is above the 75th percentile, the payout will be capped at 100%.  If Sundance’s TSR is between any of the percentile ranks listed in the table below, the payout as a percent of target will be on a pro-rata basis.

TSR Percentile Rank	Payout % of Target
90th and above	200%
50th	100%
30th	50%
Below 30th	0%

TSR will be compared to a set of 22 oil and gas exploration and production companies headquartered in the United States and Australia. The Australian-headquartered companies are highlighted.

Company

Abraxas Petroleum Corp/NV

Approach Resources Inc

Austex Oil Ltd*

Beach Energy Ltd*

Bonanza Creek Energy Inc.

Callon Petroleum CO/DE

Carrizo Oil & Gas Inc

Contango Oil & Gas Co

Diamondback Energy Inc

Drillsearch Energy Ltd*

Emerald Oil Inc

Goodrich Petroleum Corp

Lonestar Resources Ltd*

Matador Resources Co

Midstates Petroleum Co Inc

Panhandle Oil & Gas Inc

Red Fork Energy Ltd*

Rex Energy Corp

Sanchez Energy Corp

Senex Energy Ltd*

Synergy Resources Corp

Triangle Petroleum Corp

The available bonus pool for both STI and LTI is based on a percentage of each employee’s annual base salary. On an annual basis, targets are established and agreed by the Remuneration and Nominations Committee, subject to endorsement by our Board of Directors. The targets are used to determine the bonus pool, but both the STI and LTI bonuses require approval by the Remuneration and Nominations Committee and are fully discretionary. Bonuses earned under the STI are typically paid in cash, however, to reflect the current low commodity price environment and preserve liquidity, the STI earned for the 2014 fiscal year was paid out in RSUs.  No STI bonuses were paid for 2015 performance.

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

Non-executive Directors The Australian non-executive directors receive a basic annual fee for board membership and annual fees for committee service and chairmanships, all of which includes the superannuation guarantee contribution required by the Australian government, which was 9.50% as of July 1, 2014. In accordance with ASX corporate governance principles, they do not receive any other retirement benefits or any performance-related incentive payments by means of cash or equity. Some individuals, however, have chosen to forego part of their salary to increase payments toward superannuation.

The following discussion is based upon a remuneration report that we prepared in compliance with listing rules of the ASX. Mr. Wolfe and Ms. Medina are not considered key management personnel as defined under listing rules of the ASX. As a result, their remuneration is not discussed below.

Details of the cash remuneration, as prescribed by our home country jurisdiction, of our directors and executive officers for the year ended December 31, 2015 are as follows:

	Fixed Based Remuneration				Share Based Payments		Performance Based
		Non-	Post-					LTI-
Director	Cash salary and Fees	monetary Benefits (1)	employment Benefits	Superannuation	Option (2)	RSU (3)	STI-Cash Bonus	Share Based (4)	Total
E. McCrady	$384,231	$21,307	$7,950	$—	$—	—	$—	$849,856	$1,263,344
M. Hannell	118,189	—	—	11,228	—	—	—	—	129,417
D. Hannes	96,544	—	—	9,172	—	—	—	—	105,716
N. Martin	81,942	—	—	7,784	—	—	—	—	89,726
W. Holcombe	128,500	—	—	—	—	—	—	—	128,500
	$809,406	$21,307	$7,950	$28,184	$—	—	$—	$849,856	$1,716,703
Executive officers
C. Anderson	$306,346	15,063	$7,950	$—	$14,087	$96,149	$—	$393,438	$833,033
G. Ford	306,346	8,325	7,950	—	37,598	112,835	—	395,908	868,963
	$612,692	$23,388	$15,900	$—	51,685	208,984	$—	$789,346	$1,701,996
Total	$1,422,098	$44,695	$23,850	$28,184	$51,685	$208,984	$—	$1,639,202	$3,418,699

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

(3)   Fair value of services received in return for conversion of options to RSUs.

(4)   Fair value of services received in return for the LTI share based awards are based on the allocable portion of aggregate fair value expense recognized under IFRS 2 for the year. The aggregate fair value is based on the number of RSUs awarded valued at the Company’s stock price at the date of grant, translated at the foreign exchange rate in effect on the date of grant. The fair value of the R-TSR shares has determined using a Monte Carlo simulation model, as further discussed in Note 31 to the Financial Report.  The amount included in the table is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the RSUs.

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

	Year ended December 31, 2015
	Fixed Remuneration	STI	LTI	Target Performance Related
E. McCrady	19%	19%	62%	81%%
C. Anderson	25%	19%	56%	75%%
G. Ford	25%	19%	56%	75%%
Non-executive directors	100%	—	—	—

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

Audit and Risk Management Committee.  The members of our Audit and Risk Management Committee are Messrs. Hannes (Chairman), Hannell and Martin, all of whom are independent, non-executive directors. Mr. Hannes  Mr. McCrady and Ms. Anderson are non-voting management representatives who advise the committee as appropriate. This committee will oversee, review, act on and report on various auditing and accounting matters to our Board of Directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the committee will oversee, review, act on and report on various risk management matters to our Board of Directors.

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

•      appropriate responsibilities are delegated to control the risks; and

•      any material changes to our risk profile are disclosed in accordance with our continuous disclosure policy.

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

D.            Employees

As of December 31, 2015, we had 66 full-time employees, including 20 in executive, finance and accounting and administration, 5 in geology, 26 in production and engineering and 15 in land.  In January 2016, we had a head count reduction of approximately 30% related to a reduction in force. All of our employees are located in the United States. None of our employees are represented by a labor union or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

E.            Share Ownership

Number of Options Held by Executive Officers

Executive Officers	Balance 12/31/2014	Granted as Compensation	Options Exercised	Options Expired/ Cancelled/ Converted(1)	Balance 12/31/2015	Total Vested 12/31/2015	Total Exercisable 12/31/2015	Total Unexercisable 12/31/2015
E. McCrady	—	—	—	—	—	—	—	—
C. Anderson	1,000,000	—	—	(1,000,000)	—	—	—	—
G. Ford	1,200,000	—	—	(1,200,000)	—	—	—	—
Total	2,200,000	—	—	(2,200,000)	—	—	—	—

(1)           On July 17, 2015, the Company approved the conversion of its outstanding share options into RSUs, which vest in accordance with the original grant terms.  Ms. Anderson and Ms. Ford received 469,000 and 563,000 RSUs, respectively.

No options were issued as part of remuneration to directors or executive officers for the year ended December 31, 2015.

Number of Restricted Shares Units Held by Executive Officers

Executive Officer	Balance 12/31/2014 (1)	Issued or Issuable as Compensation	Forfeited	RSUs converted to ordinary shares	Balance 12/31/2015	Total Vested 12/31/2015	Market Value of Unvested RSUs 12/31/2015 (2)
E. McCrady	791,561	3,090,226	—	(261,559)	3,620,228	100,446	$436,685
C. Anderson	480,557	2,637,298	—	(621,185)	2,496,670	375,200	$263,202
G. Ford	488,473	2,731,298	—	(624,015)	2,595,756	469,167	$263,837
Total	1,760,591	8,458,822	—	(1,506,759)	8,712,654	944,813	$963,725

(1)         All unvested RSUs outstanding as of December 31, 2015, vest 25% -33% for time-based RSUs or based on R-TSR at end of measurement period.

(2)         Market value based on the Company’s closing share price on December 31, 2015 or USD $0.12 based on the foreign currency exchange spot rate published by the Reserve Bank of Australia.

Item 7.  Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on 560,543,605 ordinary shares outstanding as of April 7, 2016 by:

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

As of April 7, 2016, we had 65 shareholders of record in the United States. These shareholders held an aggregate of 8,249,726 of our outstanding ordinary shares, or approximately 1.45% of our outstanding ordinary shares.

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

	Ordinary Shares Beneficially Owned
Shareholder	Number		Percent
5% Shareholders
ADVISORY RESEARCH, INC (1)	56,024,156	(1)	9.99%
Gaffwick Pty Ltd (2)	55,000,000	(2)	9.81%
Officers and Directors
Eric P. McCrady	3,312,183	(3)	*
Michael D. Hannell	1,148,500		*
Damien A. Hannes	5,901,561	(4)	1.05%
Neville W. Martin	502,800	(5)	*
H. Weldon Holcombe	596,700		*
Cathy L. Anderson	1,470,581	(6)	*
Grace Ford	1,143,268	(7)	*
Officers and directors as a group (seven persons)	14,075,593		2.51%

*                                         Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Sundance.

(1)                                 The address for Advisory Research Inc is 180 North Stenson ave , Suite 5500 Chicago, Illinois, 60601.

(2)                                 The address for Gaffwick Pty Ltd is Level 9, 20 Hunter Street, Sydney, NSW, 2000.

(3)                                 Includes restricted stock units that are issuable or scheduled to vest within 60 days of April 7, 2016 totaling 776,597 shares.

(4)                                 Includes (i) 377,858 ordinary shares held by Mr. Hannes individually and (ii) 5,523,703 ordinary shares held in a trust of which Mr. Hannes serves as a director and shares voting and investment power with respect to such shares.

(5)                                 Includes (i) 20,000 ordinary shares held by Mr. Martin individually, and (ii) 482,800 ordinary shares held in trust of which Mr. Martin serves as trustee and is a beneficiary.

(6)                                 Includes restricted stock units that are issuable or scheduled to vest within 60 days of April 7, 2016 totaling 536,702 shares.

(7)                                 Includes restricted stock units that are issuable or scheduled to vest within 60 days of April 7, 2016 totaling 445,733 shares.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX):

•                  IOOF Holdings Limited (“IOOF”) became a substantial shareholder on August 15, 2012, when it reported that it held 13,970,252 ordinary shares, or 5.042%, of the total voting power as of that date. Between August 2012 and March 27, 2015, IOOF acquired an aggregate of 69,370,881 ordinary shares for A$55,792,006 and sold an aggregate of 40,549,307 ordinary shares for A$37,780,387. On March 27, 2015, IOOF reported that as of March 16, 2016, it was no longer a substantial shareholder.

We note that, with the exception of Mr. Hannes, each of our directors and executive officers owns less than 1% of our outstanding ordinary shares.

B.                                    Related Party Transactions

Other than as disclosed below, from January 1, 2015 through the date of this report we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Neville Martin has been a director of Sundance since March 2012 and was a partner and is now a consultant of Minter Ellison, an Australian law firm. Minter Ellison was paid approximately $77,000 for legal services for the fiscal year ended December 31, 2015 and through the date of this report.

C.                                    Interest of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.                                    Consolidated Financial Statements and Other Financial Information

Our financial statements are included in Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of business. Like other gas and oil producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental, health and safety, and other laws and regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. We are not aware of any material pending or overtly threatened legal action against Sundance or its directors of senior management, except as noted below.

In August 2015, the Company received notice from the buyer of its non-operated Phoenix properties sold in December 2013 that they filed a lawsuit against the Company.  The claim of $0.9 million relates to costs not included by the buyer on the final post-closing settlement, for which it seeks reimbursement from the Company.  The Company does not believe the case has merit and, should the lawsuit be filed, intends to vigorously defend itself.

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

B.                                    Significant Changes

No significant matters occurred subsequent to December 31, 2015, but prior to the issuance of the report.

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

	High	Low
	A$	A$
Annual:
Fiscal year ended December 31
2015	0.71	0.16
2014	1.42	0.38
2013	1.18	0.76
Six-month period ended December 31
2012	0.85	0.38
Fiscal year ended June 30
2012	0.88	0.36
2011	1.10	0.17
Quarterly:
Fiscal year ending December 31, 2016
Second Quarter (through April 27, 2016)	0.22	0.15
First Quarter	0.27	0.06
Fiscal year ending December 31, 2015
Fourth Quarter	0.39	0.16
Third Quarter	0.53	0.24
Second Quarter	0.71	0.45
First Quarter	0.63	0.45
Fiscal year ending December 31, 2014
Fourth Quarter	1.25	0.38
Third Quarter	1.42	1.16
Second Quarter	1.20	0.92
First Quarter	1.12	0.94
Most Recent Six Months:
March 2016	0.27	0.08
February 2016	0.10	0.06
January 2016	0.19	0.09
December 2015	0.29	0.17
November 2015	0.33	0.28
October 2015	0.39	0.30

On April 13, 2016 the closing price of our ordinary shares as traded on the ASX was A$0.185 per ordinary share (U.S.$0.14 per share based on the foreign exchange rate of A$1.00 to $0.7630 as published by the Reserve Bank of Australia as of April 13, 2016.

As of April 7, 2016, we had 560,543,605 ordinary shares outstanding, with 8,249,726 of our ordinary shares being held in the United States by 65 holders of record and 525,762,559 of our ordinary shares being held in Australia by 6,301 holders of record. A large number of our ordinary shares are held in nominee companies so we cannot be certain of the origin of those beneficial owners.

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

C.                                    Material Contracts

Credit Facilities

On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into a Credit Agreement (the “Credit Agreement”) with Morgan Stanley Energy Capital, Inc., as administrative agent (“Agent”) and the lenders from time to time party thereto, which provides for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and term loans of $125 million (the “Term Loans), with an accordion feature providing for additional term loans of up to $50 million, subject to certain conditions  The Revolving Facility is subject to a borrowing base, which has been set initially at $75 million.  The borrowing base was reduced to $67 on December 30, 2015, which was the amount outstanding.  The Revolving Facility matures May 14, 2020 and the Term Loans matures November 14, 2020.

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

See to Note 33 of our December 31, 2015 financial statements included in this annual report for detailed information on our financial risk management.

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

Financial Risk Exposure and Management

The main risk to which we are exposed through our financial instruments is interest rate risk. We manage interest rate risk with a mixture of fixed and floating rate cash deposits. As of December 31, 2015, none of our deposits were fixed. It is our policy to keep surplus cash in interest-yielding deposits.

Interest Rate Sensitivity Analysis

We perform a sensitivity analysis relating to our exposure to interest rate risk. The sensitivity analysis demonstrates the effect on results and equity that could result from a change in these risks. The impact on equity is the same as the impact on income. The effect on income as a result of changes in the interest rate, based on net debt position as of December 31, 2015, with all other variables remaining constant for the year ended December 31, 2015, would be as follows (in $ ‘000s):

Effect on profit before tax Increase/(decrease)
—increase in interest rates + 2%	$(1,104)
—decrease in interest rates - 2%	112

Commodity Price Risk Exposure and Management

Our Board of Directors actively reviews oil and natural gas hedging on a monthly basis. Reports providing detailed analysis of our hedging activity are continually monitored against our policy. We sell our oil and natural gas on market using NYMEX market spot rates reduced for basis differentials in the basins from which we produce. We use forward contracts to manage our commodity price risk exposure. Our current policy is is to hedge at least 50% of its proved developed reserves through 2019 and for a rolling 36 month period thereafter, as required by its Credit Agreement.

The following table provides a summary of derivative contracts as of December 31, 2015:

Oil Derivatives		Weighted Average
Year	Units (Bbls)	Floor (1)	Ceiling
2016	1,037,063	$50.63	$76.14
2017	624,000	$47.53	$79.92
2018	444,000	$51.47	$81.53
2019	168,000	$52.51	$87.71
Total	2,273,063	$50.08	$80.49

Gas Derivatives		Weighted Average
Year	Units (MMbtu)	Floor (1)	Ceiling
2016	2,040,000	$2.54	$3.58
2017	1,320,000	$2.85	$3.91
2018	930,000	$3.00	$4.32
2019	360,000	$3.27	$4.65
Total	4,650,000	$2.78	$4.01

(1)         The Company’s outstanding derivative positions include swaps totaling 1,491,063 Bbls and 2,610,000 Mcf, which are included in the weighted average floor value, but have no corresponding ceiling.

Oil Prices Risk Sensitivity Analysis

The table below summarizes the impact on income and equity for changes in commodity prices on the fair value of derivative financial instruments. The impact on equity is the same as the impact on income as these derivative financial instruments have not been designated as hedges and are, and therefore, fair valued through the statement of operations. The effect on income as a result of changes in crude oil and natural gas prices, with all variables remaining constant, for the year ended December 31, 2015 would be as follows (in $ ‘000s):

Effect on profit before tax Increase/(decrease)
Oil
—improvement in oil price of $10 per Bbl	$(22,731)
—decline in oil price of $10 per Bbl	22,731
Gas
—improvement in gas price of $0.50 per Mcf	$(2,325)
—decline in gas price of $0.50 per Mcf	2,325

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

We are also subject to credit risk due to concentration of our oil and natural gas receivables with certain significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. We review the credit rating, payment history and financial resources of our customers, but we do not require our customers to post collateral. At December 31, 2015, we had three customers that owed more than $1.0 million each and accounted for approximately 75% of total accrued revenue receivables. There was one customer with balances greater than $5.0 million accounting for approximately 56% of total accrued revenue receivables. For joint interest billing receivables, if payment is not made, we can withhold future payments of revenue, as such, there is minimal to no credit risk associated with these receivables.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

(a)         Disclosure Controls and Procedures

As of December 31, 2015, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

(b)         Management’s Annual Report on Internal Control over Financial Reporting

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2015.

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

	Year Ended December 31,
	2015	2014
Audit fees (a)	$462,950	$428,888
Professional services related to filing of various forms with the U.S. Securities and exchange Commission	13,000	244,754
Tax fees (b)	61,535	68,815
Total	$537,485	$742,457

(a) Fees for audit services billed in 2015 and 2014 consisted of:

•                  Audit of the Company’s annual financial statements; and

•                  Review of the Company’s half-year financial statements

(b) Fees for tax services billed in 2014 and 2015 consisted of tax compliance and tax planning advice. Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred to document, compute and obtain government approval for amounts to be included in tax filings.

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

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Not applicable.

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Refer to “Item 18 — Financial Statements” below

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sundance Energy Australia Limited

We have audited the accompanying consolidated statements of financial position of Sundance Energy Australia Limited as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sundance Energy Australia Limited at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young
680 George Street

Sydney NSW 2000
Australia

May 2, 2016

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December	Note	2015 US$’000	2014 US$’000	2013 US$’000

Oil and natural gas revenue	3	$92,191	$159,793	$85,345
Lease operating and production tax expense	4	(24,498)	(20,489)	(18,383)
General and administrative expense	5	(17,176)	(15,527)	(15,297)
Depreciation and amortisation expense	17, 20	(94,584)	(85,584)	(36,225)
Impairment expense	19	(321,918)	(71,212)	—
Exploration expense	18	(7,925)	(10,934)	—
Finance costs, net of amounts capitalized		(9,418)	(699)	232
Loss on debt extinguishment		(1,451)	—	—
Gain on sale of non-current assets	6	790	48,604	7,335
Gain on derivative financial instruments		15,256	11,009	(554)
Other income (loss)		(2,240)	(481)	(944)

Profit (loss) before income tax		(370,973)	14,480	21,509

Income tax recovery (expense)	7	101,178	841	(5,567)

Profit (loss) attributable to owners of the Company		(269,795)	15,321	15,942

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(478)	684	(421)
Other comprehensive income (loss)		(478)	648	(421)

Total comprehensive income (loss) attributable to owners of the Company		$(270,273)	$16,005	$15,521

Earnings (loss) per share (cents)
Basic earnings	10	(48.8)	2.9	3.9
Diluted earnings	10	(48.8)	2.9	3.8

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For the year ended 31 December	Note	2015 US$’000	2014 US$’000
CURRENT ASSETS
Cash and cash equivalents	11	$3,468	$69,217
Trade and other receivables	12	11,508	25,994
Derivative financial instruments	13	9,967	7,801
Income tax receivable		5,997	2,697
Other current assets	16	4,154	8,336
Assets held for sale	14	90,632	—
TOTAL CURRENT ASSETS		125,726	114,045

NON-CURRENT ASSETS
Development and production assets	16	250,922	519,013
Exploration and evaluation expenditure	18	26,323	155,130
Property and equipment	19	1,382	1,554
Derivative financial instruments	13	3,950	1,782
Deferred tax assets	24	1,913	3,998
Other non-current assets	20	—	998
TOTAL NON-CURRENT ASSETS		284,490	682,475

TOTAL ASSETS		$410,216	$796,520

CURRENT LIABILITIES
Trade and other payables	21	21,588	46,861
Accrued expenses	21	19,883	72,333
Derivative financial instruments	13	—	130
Liabilities held for sale	14	744	—
TOTAL CURRENT LIABILITIES		42,215	119,324

NON-CURRENT LIABILITIES
Credit facilities, net of deferred financing fees	22	187,743	128,805
Restoration provision	23	3,088	8,866
Deferred tax liabilities	24	6,341	102,668
Other non-current liabilities		420	1,851
TOTAL NON-CURRENT LIABILITIES		197,592	242,190

TOTAL LIABILITIES		$239,807	$361,514

NET ASSETS		$170,409	$435,006

EQUITY
Issued capital	25	308,429	306,853
Share option reserve	26	11,650	7,550
Foreign currency translation	26	(1,310)	(832)
Retained earnings (accumulated deficit)		(148,360)	121,435
TOTAL EQUITY		$170,409	$435,006

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued Capital US$’000	Share Option Reserve US$’000	Foreign Currency Translation Reserve US$’000	Retained Earnings (Accumulated Deficit) US$’000	Total US$’000
Balance at 31 December 2012	58,694	4,045	(1,095)	90,172	151,816
Profit attributable to owners of the Company	—	—	—	15,942	15,942
Other comprehensive loss for the year	—	—	(421)	—	(421)
Total comprehensive income	—	—	(421)	15,942	15,521
Shares issued in connection with:
a) Merger with Texon	132,092	—	—	—	132,092
b) Private placement	47,398	—	—	—	47,398
c) Exercise of stock options	813	—	—	—	813
Cost of capital raising, net of tax	(1,989)				(1,989
Share based payments	—	1,590	—	—	1,590

Balance at 31 December 2013	237,008	5,635	(1,516)	106,114	347,241
Profit attributable to owners of the Company	—	—	—	15,321	15,321
Other comprehensive loss for the year	—	—	684	—	684
Total comprehensive loss	—	—	684	15,321	16,005
Shares issued in connection with:
a) Private placement	72,178	—	—	—	72,178
b) Exercise of stock options	260	—	—	—	260
Cost of capital raising, net of tax	(2,593)	—	—	—	(2,593)
Stock compensation value of services	—	1,915	—	—	1,915
Balance at 31 December 2014	306,853	7,550	(832)	121,435	435,006

Loss attributable to owners of the Company	—	—	—	(269,795)	(269,795)
Other comprehensive loss for the year	—	—	(478)	—	(478)
Total comprehensive loss	—	—	(478)	(269,795)	(270,273)
Shares issued in connection with:
a) business combinations	1,576	—	—	—	1,576
Stock compensation value of services	—	4,100	—	—	4,100
Balance at 31 December 2015	$308,429	$11,650	$(1,310)	$(148,360)	$170,409

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December	Note	2015 US$’000	2014 US$’000	2013 US$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		$99,423	$170,442	$84,703
Payments to suppliers and employees		(49,639)	(29,967)	(21,765)
Settlements of restoration provision		(71)	—	—
-Interest received		107	201	126
Receipts from commodity derivatives, net		11,736	(3)	253
Payments to acquire commodity derivatives		(690)	—	—
Income taxes received (paid), net		3,603	(12,586)	(671)
NET CASH PROVIDED BY OPERATING ACTIVITIES	30	64,469	128,087	62,646

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure		(144,316)	(361,950)	(154,700)
Payments for exploration expenditure		(20,339)	(39,616)	(20,006)
Payments for acquisition of oil and gas properties		(15,023)	(35,606)	(141,963)
Payments to acquire available-for-sale financial assets		(185)	—	—
Sale of non-current assets		41	115,284	37,848
Transaction costs related to sale of non-current assets		—	(278)	(161)
Payments for acquisition related costs		(578)	—	—
Cash acquired from merger		—	—	114,690
Cash (paid) received from escrow and deposit accounts, net		—	(102)	837
Payments for property and equipment		(371)	(967)	(900)
NET CASH USED IN INVESTING ACTIVITIES		(180,771)	(323,235)	(164,355)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares		—	72,438	48,211
Payments for costs of capital raisings		—	(3,778)	(2,654)
Payments for acquisition related costs		—	—	(533)
Borrow costs paid, net of capitalized portion		(6,889)	(1,065)	(569)
Deferred financing fees capitalized		(4,708)	—	—
Proceeds from borrowings		207,000	165,000	15,000
Repayments from borrowings		(145,000)	(65,000)	(15,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		50,403	167,595	44,455

Net decrease in cash held		(65,899)	(27,553)	(57,254)

Cash at beginning of period		69,217	96,871	154,110
Effect of exchange rates on cash		150	(101)	15
CASH AT END OF PERIOD		$3,468	$69,217	$96,871

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial report of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the year ended 31 December 2015 was authorised for issuance in accordance with a resolution of the Board of Directors on 31 March 2016.

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

The consolidated financial statements are prepared on a historical basis, except for the revaluation of certain non-current assets and financial instruments, as explained in the accounting policies below.  The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand (US$’000), except where stated otherwise.

Principles of Consolidation

A controlled entity is any entity over which Sundance Energy Australia Limited (SEAL) is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  The consolidated financial statements incorporate the assets and liabilities of all entities controlled by SEAL as at 31 December 2015 and 2014 and the results of all controlled entities for the years ended 31 December 2015, 2014 and 2013.

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

Tax Consolidation

Sundance Energy Australia Limited and its wholly-owned Australian controlled entities have implemented the income tax consolidation regime, with Sundance Energy Australia Limited being the head company of the newly consolidated group. Under this regime the group entities are taxed as a single taxpayer.

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

The carrying amounts of the Group’s exploration and evaluation assets are reviewed at each reporting date, in conjunction with the impairment review process referred to in Note 1(f), to determine whether any of impairment indicators exists.  Impairment indicators could include i) tenure over the license area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income

c)              Development and Production Assets and Property and Equipment

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

An impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

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

The Group uses the units-of-production method to amortise costs carried forward in relation to its development and production assets.  For this approach, the calculation is based upon economically recoverable reserves over the life of an asset or group of assets.

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

Classification

The Group has classified its debt as non-current based on the terms of the credit facilities agreement and the definitions of current and non-current as defined under IAS 1 rather than classifying a portion of its non-current debt as current debt based on the Group’s expectations regarding the timing of a possible repayment should the Group’s assets held for sale be sold within one year of the balance sheet date.  See further discussion in Note 14 Assets Held for Sale.

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

The recoverable amount of an asset is the greater of its fair value less costs to sell (FVLCS) and its value-in-use (VIU).  In assessing VIU, an asset’s estimated future cash flows are discounted to their present value using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs.  In addition, the Group considers market data related to recent transactions for similar assets. In determining the fair value of the Group’s investment in shale properties, the Group considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include price per flowing barrel of oil equivalent and undeveloped land values per net acre held.  Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

Estimates of future commodity prices are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves.  At 31 December 2015, the Company estimated the price/Bbl to be $40 in 2016, $50 in 2017 and $60 for 2018 and then gradually increased up to $70/bbl in 2019 and thereafter.

The discount rates applied to the future forecast cash flows are based on a third party participant’s post-tax weighted average cost of capital, adjusted for the risk profile of the asset.  The range of pre-tax discounts applied were between 9% and 20%.

An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired assets.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion if no impairment loss had been recognized.  The Company has not reversed an impairment loss during the years ended 31 December 2015, 2014 or 2013.

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

l)                Borrowing Costs

Borrowing costs, including interest, directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis.  The Company capitalised eligible borrowing costs of $1.6 million, $3.4 million and $1.3 million for the years ended 31 December 2015, 2014 and 2013 respectively.  All other borrowing costs are recognised in the consolidated statement of profit or loss and other comprehensive income in the period in which they are incurred.

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

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable asset acquired, if any, is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in the consolidated statement of profit or loss and other comprehensive income as a gain on bargain purchase.  Adjustments to the purchase price and excess on consideration transferred may be made up to one year from the acquisition date.

o)             Assets Held for Sale

The Company classifies property as held for sale when management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is highly probable within the next twelve months, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on the Company’s consolidated statement of financial position and amortisation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value, less the costs to sell the assets. The Company recognizes an impairment loss if the current net book value of the property exceeds its fair value, less selling costs.  As at 31 December 2015, based upon the Company’s intent and anticipated ability to sell an interest in these properties, the Company had classified 25% of its Eagle Ford assets and 100% of its Cooper Basin assets as held for sale.  The Company did not have any assets classified as held for sale as at 31 December 2014.  The Company has elected not to reclassify the portion of debt related to the collateralised assets held for sale to current debt, but has appropriately disclosed in Note 14.

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

Units of Production Depreciation

Development and production assets are depleted using the units of production method over economically recoverable reserves representing total proved and probable developed reserves.  This results in a depletion or amortisation charge proportional to the depletion of the anticipated remaining production from the area of interest.

The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the field at which the asset is located.  Economically recoverable reserves are defined as proved developed and probable developed reserves.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure.  The calculation of the units of production rate of depletion or amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on total economically recoverable reserves, or future capital expenditure estimates change.  Changes to economically recoverable reserves could arise due to change in the factors or assumptions used in estimating reserves, including the effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.  Changes in estimates are accounted for prospectively.

Share-based Compensation

The Group’s policy for share-based compensation is discussed in Note 1 (h).  The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances.  Share-based compensation related to options use estimates for expected volatility of the Company’s ordinary share price and expected term, including a forfeiture rate, if appropriate.  Certain of the Company’s restricted share units vest based on the Company’s 3-year total shareholder return as compared to its peer group, as defined.  Share-based compensation related to these awards use estimates for the expected volatility of both the Company’s ordinary share price and each of its peer’s ordinary share price.

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

r)              Rounding Amounts

In accordance with Class Order 98/100 issued by the Australian Securities and Investment Commission, amounts in the financial statements have been rounded to the nearest thousand.

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

t)                Earnings (loss) Per Share

The group presents basic and diluted earnings (loss) per share for its ordinary shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the dilutive effect, if any, of outstanding share rights and share options which have been issued to employees.

u)             Recently Issued Accounting Standards to be Applied in Future Reporting Periods

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

AASB 16/IFRS 16 — Leases

In January 2016, AASB 16/IFRS 16 was issued which changes the current accounting for leases to eliminate the operating/finance lease designation and require entities to recognize most leases on the balance sheet, initially recorded at the fair value of unavoidable lease payments.  The entity will then recognize depreciation of the lease assets and interest on the income statement.

The effective date of this standard is for fiscal years beginning on or after 1 January 2019.  Management is currently assessing the impact of the new standard and plans to adopt the standard on the required effective date.

NOTE 2 — BUSINESS COMBINATIONS

Acquisitions in 2015

On 7 August 2015, the Company completed its acquisition of New Standard Energy Ltd’s (“NSE”) U.S. (Eagle Ford) and Cooper Basin (Australia PEL570) assets for an aggregate purchase price of $16.4 million.  The Eagle Ford assets acquired included approximately 5,500 net acres in Atascosa County, 7 gross producing wells and 2 wells that had been drilled, but not yet completed (one of which was subsequently completed by the Company). The Cooper Basin asset acquired included a 17.5% working interest in the Petroleum Exploration License (PEL) 570 concession, with drilling commitments of up to approximately AUD$10.6 million, of which AUD$3.9 million has been incurred through 31 December 2015.  The Company plans to sell 100% of its acquired interest in PEL570 and 25% of the Eagle Ford assets within the next twelve months.  These assets are included in assets held for sale as of 31 December 2015.

Consideration paid for the assets included payment of $15.0 million to repay NSE’s outstanding debt and the issuance of 6 million new fully paid ordinary Company shares, offset by cash acquired of $0.2 million.  Approximately 1.5 million of the 6 million Company shares were held in escrow and are expected to be returned to the Company in satisfaction of certain unresolved working capital adjustments and were not valued as part of consideration paid.

The following table reflects the fair value of the assets acquired and the liabilities as at the date of acquisition (in thousands):

Fair value of assets acquired:
Trade and other receivables	$119
Other current assets	686
Development and production assets	13,170
PEL 570 concession (1)	4,586
Other non-current assets	213
Amount attributable to assets acquired	18,774

Fair value of liabilities assumed:
Trade and other payables	1,511
Accrued expenses	518
Restoration provision	334
Amount attributable to liabilities assumed	2,363
Net assets acquired	$16,411

Purchase price:
Cash consideration to payoff NSE’s outstanding debt, net of cash acquired	$14,835
Issued capital	1,576
Total consideration paid	$16,411

(1)  As at the acquisition date, the Company planned to sell the Cooper Basin assets, and therefore it was classified as held for sale.

Revenues of $0.4 million and net income of $31 thousand before impairment and income taxes were generated from the acquired properties from 7 August 2015 through 31 December 2015.  Impairment expense is booked at the CGU basis and cannot be attributed to specific wells.

The Company incurred $0.5 million for the year ended 31 December 2015 in acquisition related costs primarily for professional fees and services. These amounts are included in general and administrative expense and financing activities in the consolidated statements of profit or loss and other comprehensive income and the consolidated statement of cash flows, respectively.

Acquisition in 2014

There were no business acquisitions for the year ended 31 December 2014.

Acquistions in 2013

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

From the acquisition date of 8 March 2013 through 31 December 2013, the Company has earned revenue of $42.3 million and generated net income of $12.6 million. The following reflects the acquisition’s contribution to the Group as if the merger had occurred on 1 January 2013 instead of the closing date of 8 March 2013 (in thousands, except per share information):

Year ended 31 December 2013

Oil and natural gas revenue	5,163
Lease operating and production expenses	(1,150)
Depreciation and amortization expense	(1,882)
General and administrative expense	(667)
Finance costs	(35)
Profit before income tax	1,429
Income tax expense	(542)
Proforma profit attributable to the period 1 January to 7 March 2013	887
Profit attributable to owners of the Company for the year	15,942
Adjusted profit attributable to the owners of the Company for the year	16,829
Adjusted basic earnings per ordinary share	4.1
Adjusted diluted earnings per ordinary share	4.0

The Company incurred $0.2 and $0.5 million for the years ended 31 December 2014 and 2013, respectively, for professional fees and services related to the Texon acquisition. These amounts are included in general and administrative expense in the consolidated statements of profit or loss, and other comprehensive income and financing activities in the consolidated statemtn of cash flows, respectively.

NOTE 3 — REVENUE

	2015	2014	2013
Year ended 31 December	US$’000	US$’000	US$’000

Oil revenue	82,949	144,994	79,365
Natural gas revenue	4,720	6,161	2,774
2,774Natural gas liquid (NGL) revenue	4,522	8,638	3,206
Total revenue (net of royalties and transportation costs)	92,191	159,793	85,345

NOTE 4 — LEASE OPERATING AND PRODUCTION TAX EXPENSE

	2015	2014	2013
Year ended 31 December	US$’000	US$’000	US$’000

Lease operating expense	(16,667)	(12,466)	(11,378)
Workover expense	(1,788)	(1,058)	(743)
Production tax expense	(6,043)	(6,965)	(6,262)
Total lease operating and production tax expense	(24,498)	(20,489)	(18,383)

NOTE 5 — GENERAL AND ADMINISTRATIVE EXPENSES

	2015	2014	2013
Year ended 31 December	US$’000	US$’000	US$’000

Employee benefits expense, including salaries and wages, net of capitalised overhead	(4,849)	(3,064)	(4,553)
Share based payments expense	(4,100)	(1,915)	(1,590)
General legal and professional fees	(3,347)	(4,661)	(3,307)
Corporate fees	(1,986)	(2,526))	(1,811)
Rent	(993)	(631)	(234)
Regulatory expenses	(203)	(1,374)	(2,313)
Acquisition related costs	(540)	(150)	(533)
Other expenses	(1,158)	(1,206)	(956)
Total general and administrative expenses	(17,176)	(15,527)	(15,297)

The Company capitalised overhead costs, including salaries, wages benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties of $3.0 million, $4.5 million and $2.9 million for the years ended 31 December 2015, 2014 and 2013 respectively.

NOTE 6 — GAIN ON SALE OF NON-CURRENT ASSETS

Disposals in 2014

In July 2014, the Company sold its remaining Denver-Julesburg Basin assets for net proceeds of $108.8 million in cash, which includes the reimbursement of capital expenditures incurred on 8 gross (3.1 net) non-operated horizontal wells.  The sale resulted in a pre-tax gain of $47.7 million, which is included in the gain on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2014.

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

NOTE 7 — INCOME TAX EXPENSE

	2015	2014	2013
Year ended 31 December	US$’000	US$’000	US$’000

a) The components of income tax expense comprise:
Current tax benefit/(expense)	6,572	(17)	21,398
Deferred tax benefit	94,606	858	(26,965)
Total income tax benefit	101,178	841	(5,567)

b) The prima facie tax on income (loss) from ordinary activities before income tax is reconciled to the income tax as follows:

Profit (loss) before income tax	(370,973)	14,480	21,509

Prima facie tax expense (benefit) at the Group’s statutory income tax rate of 30% (2014:30%)	(111,292)	4,344	6,453

Increase (decrease) in tax expense resulting from:

- Difference of tax rate in US controlled entities	(20,422)	220	1,607
- Impact of direct accounting from US controlled entities (1)	(3,165)	(3,044)	72
- Share based compensation	747	428	—
- Excess depletion	—	(489)	—
- Other allowable items	77	295	144
- Tax adjustments relating to prior years	—	(1,063)	(984)
- Change in apportioned state tax rates in US controlled entities (2)	(84)	(992)	(1,520)
- Tax consolidation election (3)	—	(3,058)	—
- Current year tax losses not recognised		2,518	(205)

Total Income tax benefit	(101,178)	(841)	5,567

c) Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	35,649	2,685	170

d) Deferred tax charged directly to equity:
- Equity raising costs	—	1,147	665
- Currency translation adjustment	(362)	(268)	—

(1)  The Oklahoma US state tax jurisdiction computes income taxes on a direct accounting basis.  A significant portion of the 2015 and 2014 impairments related to this jurisdiction resulting in a deferred tax benefit of $3,165 creating deferred tax assets, all of which were unrecognized.

(2)  In 2014, the change in apportioned state tax rate in US controlled entities is a result of the Company disposing of its property in Colorado (income tax rate of 4.63%).  In 2013, the change in apportioned state tax rate in US controlled entities is a result of disposing of propery in North Dakota (income tax rate of 4.53%).  As the Texas margin tax computation is similar in nature to an income tax computation, it is treated as an income tax for financial reporting purposes.

(3)  In 2014, the this income tax benefit resulted from the election to consolidate certain Australian subsidiaries for income tax purposes effective 1 January 2014, making previously unrecognized deferred tax assets of one of these Australian subsidiaries available for utilization against future income of the consolidated Australian entities.  These deferred tax assets were previously unrecognized due to the lack of evidence of future taxable income for these Australian subsidiaries on a stand-alone basis.

NOTE 8 — KEY MANAGEMENT PERSONNEL COMPENSATION

a)             The total cash remuneration paid to Directors and Key Management Personnel (“KMP”) of the Group during the year is as follows:

Year ended 31 December	2015 US$000	2014 US$000	2013 US$000

Short term wages and benefits	1,467	1,465	1,539
Share based payments (1)	2,271	1,208	625
Post-employment benefit	52	57	55
	3,790	2,730	2,220

(1)         The 2014 short-term incentive bonus for its KMP was paid out in the form of RSUs and was recognized as expense in 2015.  The associated expense is included in 2015 share based payment amount in the table above. As the proposed 2014 short-term incentive award to Eric McCrady is subject to shareholder approval at the 2016 AGM, it has been excluded from the 2015 and 2014 figures above.

b)             Options Granted as Compensation

No options were granted as compensation during each of the years ended 31 December 2015, 2014 and 2013 to KMP from the Sundance Energy Employee Stock Option Plan. During 2015, the option holders were notified that all of the Company’s options would be converted to RSUs, including 2.2 million options held by KMP, which were converted into 1.0 million RSUs ($0.2 million of incremental fair value).  The details of the conversion are described in more detail in the Remuneration Report section of the Directors’ Report of the Company’s Annual Report for the year ended 31 December 2015.

c)              Restricted Share Units Granted as Compensation

RSUs awarded as compensation were 7,426,596 ($3.8 million fair value), 1,451,917 ($1.4 million fair value) and 623,251 ($0.6 million fair value) during the years ended 31 December 2015, 2014 and 2013 respectively, to KMP.  The vesting provisions of the RSUs vary and may vest immediately, based upon the passage of time or based on achievement of metrics related to the Company’s 3-year total shareholder return (TSR) as compared to its peer group. The details of the plan and TSR RSUs are described in more detail in Part I, Item 6.

NOTE 9 — AUDITORS’ REMUNERATION

	2015	2014	2013
Year ended 31 December	US$	US$	US$

Cash remuneration of the auditor for:
Auditing or review of the financial report	462,950	428,888	90,941
Professional services related to filing of various Forms with the US Securities and Exchange Commission	13,000	244,754	430,055
Taxation services provided by the practice of auditor	61,535	68,815	47,783
Non-audit services related to Texon acquistion	—	—	76,708
Total remuneration of the auditor	537,485	742,457	645,487

NOTE 10 — EARNINGS (LOSS) PER SHARE (EPS)

	2015	2014	2013
Year ended 31 December	US$’000	US$’000	US$’000

Profit/(loss) for periods used to calculate basic and diluted EPS	(269,795)	15,321	15,942

	Number of shares	Number of shares	Number of shares
-Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS(1)	552,847,289	531,391,405	413,872,184
-Incremental shares related to options and restricted share units	—	3,208,214	2,685,150
-Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	552,847,289	534,599,619	416,557,334

(1) Calculation excludes approximately 1.5 million ordinary shares held in escrow as at 31 December 2015.  The shares were issued as part of the NSE acquisition and are expected to be returned to the Company in satisfaction of certain working capital adjustments.

Incremental shares related to options and restricted share units were excluded from 31 December 2015 weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

NOTE 11 — CASH AND CASH EQUIVALENTS

	2015	2014
Year ended 31 December	US$’000	US$’000

Cash at bank and on hand	3,468	18,222
Cash equivalents in escrow accounts (1)	—	50,995
Total cash and cash equivalents	3,468	69,217

(1)         As at 31 December 2014, the Company had approximately $51.0 million in Section 1031 escrow accounts which are not limited in use, except that the timing of tax payments will be accelerated if not used on qualified “like-kind property.”  As such, the balances were included in the Company’s cash and cash equivalents in the consolidated statement of financial position and consolidated statement of cash flows as at 31 December 2014.

NOTE 12 — TRADE AND OTHER RECEIVABLES

	2015	2014
Year ended 31 December	US$’000	US$’000

Oil, natural gas and NGL sales	5,684	13,246
Joint interest billing receivables	4,108	11,587
Commodity hedge contract receivables	1,653	1,153
Other	63	8
Total trade and other receivables	11,508	25,994

Due to the short-term nature of trade and other receivables, their carrying amounts are assumed to approximate fair value.  No receivables were outside of normal trading terms as at 31 December 2015 and 2014.

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS

	2015	2014
Year ended 31 December	US$’000	US$’000

FINANCIAL ASSETS:
Current
Derivative financial instruments — commodity contracts	9,967	7,801
Non-current
Derivative financial instruments — commodity contracts	3,950	1,675
Derivative financial instruments — interest rate swaps	—	107
Total financial assets	13,917	9,583

FINANCIAL LIABILITIES:
Current
Derivative financial instruments — interest rate swaps	—	(130)
Total financial liabilities	—	(130)

NOTE 14 — ASSETS HELD FOR SALE

As at 31 December 2015, the consolidated statement of financial position includes $90.6 million of assets and $0.7 million of liabilities as held for sale, respectively, comprised of the following:

Year ended 31 December	2015 US$

Eagle Ford
Development and production assets (25%)	$77,021
Exploration and evaluation expenditure (25%)	8,377
Cooper Basin
Exploration and evaluation expenditure (100%)	5,234
Total assets held for sale	$90,632

Restoration provision for Eagle Ford developed assets (25%)	$(744)
Total liabilities held for sale	$(744)

In late 2015, the Company’s management committed to a plan to sell a minimum of a 25% non-operated working interest in its Eagle Ford assets. The Company acquired the Cooper Basin assets, which fall outside the Company’s strategic focus, as part of the NSE acquisition in 2015.  The Company believes the sale of the aforementioned assets is highly probably in 2016.

As at 31 December 2015, certain of the Company’s assets held for sale were included in the Borrowing Base Value under the Company’s Credit Agreement.  Upon the sale of these assets, the Lender may elect to reduce the then effective Borrowing Base by an amount equal to the value attributed to those assets if the value of the remaining assets doesn’t meet the prescribed asset coverage thresholds.  As at 31 December 2015, 25% of the Company’s Eagle Ford assets represented approximately 24% of the Borrowing Base Value so, if the valuation was unchanged at the time of the sale, the lender could elect to require repayment of that pro rata portion of the outstanding debt which equates to approximately $45 million.  That being said, there are many variables that affect the Lender’s determination of Borrowing Base Value at any point in time and therefore it is difficult for the Company to estimate the Borrowing Base Value at an undetermined point in the future so the amount that would be required to be repaid, if any, is uncertain.

NOTE 15 — FAIR VALUE MEASUREMENT

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

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.  The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 31 December 2015 (US$’000)	Level 1	Level 2	Level 3	Total

Assets measured at fair value
Derivative commodity contracts	—	13,917	—	13,917
Available-for-sale securities (included in other current assets)	89	—	—	89
Assets held for sale	—	—	90,632	90,632
Development and production assets	—	—	250,922	250,922
Exploration and evaluation assets	—	—	26,323	26,323

Net fair value	89	13,917	367,877	381,883

Consolidated 31 December 2014 (US$’000)	Level 1	Level 2	Level 3	Total

Assets measured at fair value
Derivative commodity contracts	—	9,476	—	9,476
Interest rate swap contract — current	—	107	—	107
Development and production assets (1)	—	—	455,084	455,084

Liabilities measured at fair value
Interest rate swap contracts — long term	—	(130)	—	(130)

Net fair value	—	9,453	455,084	464,537

(1)  Excludes work-in-progress and restoration provision assets totaling $63.9 million.

During the years ended 31 December 2015 and 2014, respectively, there were no transfers between level 1 and level 2 fair value measurements, and no transfer into or out of level 3 fair value measurements.

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

b)   Available-for-sale securities

The Company purchased 122 million shares of Elixer Petroleum (ASX: EXR) in conjunction with its purchase of NSE.  The fair value of the securities was determined using ASX trade data, which is directly observable by the Company, and has been included with the Level 1 fair value hierarchy.

c)   Development and Production Assets, Exploration and Evaluation Assets and Assets Held for Sale

At 31 December 2015, the Company recorded impairment expense to present all of its exploration and evaluation expenditures and its development and production assets, including its assets held for sale, at the estimated recoverable amount.  The estimate of the recoverable amount includes Level 3 inputs described in detail in Note 19.

d)            Credit Facilities

As at 31 December 2015, the Company had $125 million and $67 million of principal debt outstanding on its Term Loan and Revolving Facility, respectively. The estimated fair value of the Term Loan was approximately $179 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the Term Loan was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period.  The estimated fair value of the Revolving Facility approximated its carrying amount due to the floating interest rate paid on such debt to be set for a period of three months or less.

e)             Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 16 — OTHER CURRENT ASSETS

Year ended 31 December	2015 US$’000	2014 US$’000

Cash advances to other operators	27	3,270
Escrow accounts	—	1,000
Oil inventory on hand, lesser of cost or market	632	1,331
Equipment inventory, lesser of cost or market	783	1,315
Prepaid expenses	2,578	1,401
Available-for-sale securities	89	—
Other	45	19
Total other current assets	4,154	8,336

NOTE 17 — DEVELOPMENT AND PRODUCTION ASSETS

		2015	2014
	Year ended 31 December	US$’000	US$’000

	Costs carried forward in respect of areas of interest in:
	Development and production assets, at cost:
	Producing assets	694,111	652,035
	Wells-in-progress	38,210	56,043
	Undeveloped assets	62,781	—
	-Development and production assets, at cost:	795,102	708,078
	Accumulated depletion	(211,123)	(117,613)
	Accumulated impairment	(256,036)	(71,452)
	Total development and production expenditure	327,943	519,013
	Less amount classified as asset held for sale	(77,021)	—
	Total Development and Production Expenditure, net of assets held for sale	250,922	519,013

a)	Movements in carrying amounts:
	Development expenditure
	Balance at the beginning of the period	519,013	312,230
	Amounts capitalised during the period	76,831	350,196
	Amounts transferred from exploration phase	4,898	59,209
	Fair value of assets acquired	13,170	—
	Allocation of working interest assets acquired	—	2,244
	Exploratory dry hole costs previously included in wells-in progress	(2,416)	—
	Revision to restoration provision	(5,715)	—
	Depletion expense	(93,429)	(85,357)
	Impairment expense	(184,408)	(71,212)
	Development and production assets, net of accumulated amortization, sold during the period	—	(48,297)
	Reclassifications to assets held for sale	(77,021)	—
	Balance at end of period	250,922	519,013

Borrowing costs relating to drilling of development wells that have been capitalized as part of oil and gas properties during the year ended 31 December 2014 was $1.6 million (2014: $3.4 million). The interest capitalized as a percent of bank interest for years ended 31 December 2015 and 2014 was 14.1% and 100%, respectively.

NOTE 18 — EXPLORATION AND EVALUATION EXPENDITURE

		2015	2014
	Year ended 31 December	US$’000	US$’000

	Costs carried forward in respect of areas of interest in:
	Exploration and evaluation phase, at cost	178,693	156,680
	Provision for impairment	(138,759)	(1,550)
	Total exploration and evaluation expenditures	39,934	155,130
	Less amount classified as asset held for sale	(13,611)	—
	Total Exploration and Evaluation Expenditure, net of assets held for sale	26,323	155,130

a)	Movements in carrying amounts:
	Exploration and evaluation
	Balance at the beginning of the period	155,130	166,144
	Amounts capitalised during the period	22,508	39,670
	Fair value of assets acquired (1)	4,586	—
	Allocation of working interest assets acquired(2)	—	34,184
	Exploration costs expensed (3)	(183)	(10,934)
	Amounts transferred to development phase	(4,898)	(59,209)
	Exploration tenements sold during the period	—	(14,725)
	Impairment expense	(137,209)	—
	Reclassifications to assets held for sale (4)	(13,611)	—
	Balance at end of period	26,323	155,130

(1)         As part of the Company’s acquisition of NSE in August 2015, the Company acquired a 17.5% WI in the PEL570 concession in the Cooper Basin.

(2)         In July 2014, the Company acquired the working interest in approximately 9,200 gross (5,700 net) in Dimmit County, Texas.  The purchase price included an initial cash payment of $35.5 million and a commitment to drill four Eagle Ford wells.  The purchase price was allocated between exploration and evaluation and development and production assets based on discounted cash flows of developed producing wells.

(3)         In 2015, the Company expensed costs associated with two exploratory wells located in the Eagle Ford that did not have economically recoverable reserves (i.e. dry hole wells).  In 2014, the Company drilled three exploratory wells in the Anadarko Basin that did not have economically recoverable reserves and as such, all associated costs were expensed as exploration expense on the consolidated statement of profit or loss.

(4)         The Company has committed to a plan to sell its interest in the Cooper Basin and 25% of its Eagle Ford assets in 2016.  As of 31 December 2015, the fair value of the exploration and evaluation expenditure assets held for sale were $13.6 million.

The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTE 19 — IMPAIRMENT OF NON-CURRENT ASSETS

At 31 December 2015, the Group reviewed its non-current assets for indicators of impairment in accordance with the Group’s accounting policy.  Due to the further decline in the oil pricing environment at year-end, the Company determined that there was an indication of impairment for all of its exploration and evaluation expenditures and its development and production assets.

Each of the Group’s development and production asset CGUs include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable.

Estimates of recoverable amounts are based on the higher of an asset’s value-in-use or fair value less costs to sell (level 3 fair value hierarchy), using a discounted cash flow method, and are most sensitive to the key assumptions such as pricing, discount rates, and reserve risk factors. For its development and production assets, the Group has used the FVLCS calculation whereby future cash flows are based on estimates of hydrocarbon reserves in addition to other relevant factors such as value attributable to additional reserves based on production plans.  For its exploration and evaluation expenditures, the Group has used the FVLCS calculation determined by the probability weighted combination of a discounted cash flow method and market transactions for comparable undeveloped acreage.

Estimates of future commodity prices are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves.  Future prices ($/bbl) used for the 31 December 2015 FVLCS calculation were as follows:

2016	2017	2018	2019 and thereafter
$40.00	$50.00	$60.00	$70.00

As at 31 December 2015, the post-tax discount rate that has been applied to the above non-current assets were 9.0% and 10.0% for proved developed producing and proved undeveloped properties, respectively.  As at 31 December 2015, the Group also applied further risk-adjustments appropriate for risks associated with its proved undeveloped reserves using a risk-adjustment rate of 20% based on the risk associated with the undeveloped reserve category.

As at 31 December 2015, the post-tax discount rate that has been applied to the exploration and evaluation expenditures was 15.0% and 20.0% for its probable and possible reserves, respectively.  As at 31 December 2015, the Group also applied further risk-adjustments appropriate for risks associated with its probable and possible reserves using a risk-adjustment rate of 30% and 40%, respectively, based on the risk associated with each reserve category.

Recoverable amounts and resulting impairment recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income as at 31 December 2015 and 2014 and recorded in the years then ended are presented in the table below.  In the first half of the year ended 31 December 2015, the Company impaired its Mississippian/Woodford development and production assets and exploration and evaluation by $2.6 million and $13.4 million for a total of $16.0 million.  The total impairment expense for the year ended 31 December 2015 was $321.6 million.

31 December 2015	Carrying costs	Recoverable amount (1)	Impairment
Cash-generating unit	US$’000	US$’000	US$’000

Exploration and evaluation expenditures:
Eagle Ford	151,171	33,511	(117,660)
Mississippian/Woodford	5,164	1,190	(3,974)
Cooper Basin	7,436	5,234	(2,202)
Total exploration and evaluation	163,771	39,935	(123,836)
Development and production assets:
Eagle Ford	431,796	308,083	(123,713)
Mississippian/Woodford	77,940	19,859	(58,081)
Total development and production assets	509,736	327,942	(181,794)

(1)  Before reclassification of assets held for sale

31 December 2014	Carrying costs (1)	Recoverable amount	Impairment
Cash-generating unit	US$’000	US$’000	US$’000

Development and production assets:
Eagle Ford	400,761	389,764	10,997
Mississippian/Woodford	125,535	65,320	60,215
Total development and production assets	526,296	455,084	71,212

(1)         Carrying costs exclude work-in-progress that was not subject to impairment analysis.

The impairment charges of $321.9 million and $71.2 million for the years ended 31 December 2015 and 2014, respectively, were primarily the result of the lower oil price environment.  No impairment was recorded for the year ended 31 December 2013. Any further adverse changes in any of the key assumptions may result in future impairments.

NOTE 20 — PROPERTY AND EQUIPMENT

	2015	2014
Year ended 31 December	US$’000	US$’000

Property and equipment, at cost	2,942	2,570
Accumulated depreciation	(1,560)	(1,016)
Total Property and Equipment	1,382	1,554

a) Movements in carrying amounts:

Balance at the beginning of the period	1,554	1,047
Amounts capitalised during the period	372	967
Depreciation expense	(544)	(460)
Balance at end of period	1,382	1,554

NOTE 21 — TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

	2015	2014
Year ended 31 December	US$’000	US$’000

Oil and natural gas property and operating related	37,167	117,117
Administrative expenses, including salaries and wages	1,253	1,689
Accrued interest payable	3,051	388
Total trade, other payables and accrued expenses	41,471	119,194

NOTE 22 — CREDIT FACILITIES

	2015	2014
	US$000	US$000
Morgan Stanley Revolving Facility	67,000	—
Morgan Stanley Term Loan	125,000	—
Wells Fargo Senior Credit Facility	—	95,000
Wells Fargo Junior Credit Facility	—	35,000
Total Credit Facilities	192,000	130,000
Deferred financing fees, net of accumulated amortisation	(4,257)	(1,195)
Total credit facilities, net of deferred financing fees	187,743	128,805

On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into a Credit Agreement (the “Credit Agreement”) with Morgan Stanley Energy Capital, Inc., as administrative agent (“Agent”) and the lenders from time to time party thereto, which provides for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and term loans of $125 million (the “Term Loans), with an accordion feature providing for additional term loans of up to $50 million, subject to certain conditions.  The Revolving Facility is subject to a borrowing base, which was set initially at $75 million and was subsequently reduced to $67 million, as a result of its 4th quarter borrowing base redetermination.  The Revolving Facility has a five year term (matures in May 2020) and the Term Loan has a 5 ½ year term (matures in November 2020).

The Revolving Facility and Term Loans refinanced the Company’s credit facilities with Wells Fargo Bank, N.A. and Wells Fargo Energy Capital, Inc., respectively. At closing, the Company used $145.0 million of the proceeds to pay off its previous credit facilities, which are fully paid-off. Approximately $1.1 million of deferred financing fees related to the previous credit facilities were written off due to the refinance.  In addition, the Company paid Wells Fargo et al $0.4 million of early termination fees at closing, for a total of $1.5 million of loss on debt extinguishment recorded in the statement of profit or loss and other comprehensive income.

The Company is required under our Credit Agreement to maintain the following financial ratios:

•                  a minimum current ratio, consisting of consolidated current assets including undrawn borrowing capacity to consolidated current liabilities, of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

•                  a maximum leverage ratio, consisting of consolidated Revolving Facility Debt to adjusted consolidated EBITDAX (as defined in the Credit Facility), of not greater than 4.0 to 1.0 as of the last day of any fiscal quarter;

•                  a minimum interest coverage ratio, consisting of EBITDAX to Consolidated Interest Expense (as defined in the Credit Facility), of not less than 2.0 to 1.0 as of the last day of any fiscal quarter; and

•                  An asset coverage ratio, consisting of PV9% to Total Debt (as defined in the Credit Facility), of not less than 1.25 to 1.0, through 30 September 2016 and not less than 1.50 to 1.0 thereafter.

As at 31 December 2015, the Company was in compliance with all financial and other covenants under the Credit Agreement.

NOTE 23 — RESTORATION PROVISION

The restoration provision represents the best estimate of the present value of restoration costs relating to the Company’s oil and natural gas interests, which are expected to be incurred up to 2044.  Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  The estimate of future removal costs requires management to make significant judgments regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates. These estimates are reviewed regularly to take into account any material changes to the assumptions.  However, actual restoration costs will reflect market conditions at the relevant time.  Furthermore, the timing of restoration is likely to depend on when the fields cease to produce at economically viable rates.  This in turn will depend on future oil and natural gas prices, which are inherently uncertain.

	2015	2014
Year ended 31 December	US$’000	US$’000

Balance at the beginning of the period	8,866	5,074
New provisions	560	3,677
Changes in estimates (1)	(5,661)	1,541
Disposals	—	(2,314)
Settlements	(290)	—
New provisions assumed from acquisition	334	822
Unwinding of discount	23	66
Reclassification to liabilities held for sale	(744)	—
Balance at end of period	3,088	8,866

(1)  The change in estimates is primarily the result of lower estimated third-party service provider costs to perform restoration work.

NOTE 24 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:

	2015	2014
Year ended 31 December	US$’000	US$’000

Net deferred tax assets:
Share issuance costs	1,342	2,172
Net operating loss carried forward	3,659	1,826
Accrued interest	(2,847)	—
Development and production expenditure	(241)	—
Total net deferred tax assets	1,913	3,998

Deferred tax liabilities:
Development and production expenditure	(10,338)	(106,343)
Derivatives	(4,371)	(3,351)
Other	(32)	—
Offset by deferred tax assets with legally enforceable right of set-off:
Net operating loss carried forward	1,396	5,943
Credits	3,567	1,070
Accrued interest	3,437	—
Other	—	12
Total net deferred tax liabilities	(6,341)	(102,668)

NOTE 25 — ISSUED CAPITAL

Total ordinary shares issued and outstanding at each period end are fully paid.  All shares issued are authorized.  Shares have no par value.

Number of Shares

a) Ordinary Shares
Total shares issued and outstanding at 31 December 2013	463,173,668
Shares issued during the year	86,122,171
Total shares issued and outstanding at 31 December 2014	549,295,839
Shares issued during the year (1)	9,807,723
Total shares issued and outstanding at 31 December 2015	559,103,562

(1)  Includes 1.5 million shares held in escrow related to the Company’s acquisition of NSE. The shares are expected to be returned to the Company in satisfaction of certain unresolved due diligence defects.

Ordinary shares participate in dividends and the proceeds on winding up of the Parent Company in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	2015	2014
Year ended 31 December	US$’000	US$’000

b) Issued Capital
Beginning of the period	306,853	237,008
Shares issued in connection with:
Share consideration paid in business combination	1,576	—
Private placement	—	72,178
Exercise of stock options	—	260
Total shares issued during the period	1,576	72,438
Cost of capital raising during the period, net of tax benefit	—	(2,593)
Closing balance at end of period	308,429	306,853

c)              Options on Issue

In 2015, the holders of all of the outstanding options (2,730,000) were notified the options would be converted to 1,275,000 restricted share units (RSUs), which vest in accordance with the original options’ terms.  Refer to Note 31 for additional information regarding this conversion.

d)             Restricted Share Units on Issue

Details of the restricted share units issued or issuable as at 31 December:

Grant Date	2015 No. of RSUs	2014 No. of RSUs

15 Oct 2012 (1)	352,676	352,676
19 April 2013	204,914	411,769
28 May 2013	93,562	187,124
15 April 2014	658,080	1,291,951
5 May 2014	45,000	90,000
12 May 2014	63,332	126,666
30 May 2014	503,991	503,991
27 April 2015(3)	28,874	—
28 May 2015	1,545,113	—
28 May 2015 (2)	1,545,113	—
24 June 2015(3)	4,267,002	—
24 June 2015(2) (3)	2,815,681	—
17 July 2015(4)	1,275,000	—
1 August 2015(3)	321,000	—
Total RSUs outstanding	13,719,338	2,964,177

(1)         RSUs vested in 2015 and ordinary shares were issued in early 2016.

(2)         TSR RSUs are described in more detail in Part I, Item 6.

(3)         RSUs were granted during 2015 and will be formally issued in early 2016.  The Company began expensing the award at its grant date in 2015.

(4)         RSUs issuable from option conversion described above. 1,087,367 vested during 2015 and ordinary shares were issued in early 2016.

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

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior period.  The strategy is to ensure that any significant increases to the Group’s debt or equity through additional draws or raises have minimal impact to its gearing ratio.  As at 31 December 2015 and 2014, the Company had $192 million and $130 million of outstanding debt, respectively.

NOTE 26 — RESERVES

a)   Share Option Reserve

The share option reserve records items recognised as expenses on valuation of employee share options and restricted share units.

b)   Foreign Currency Translation Reserve

The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 27 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to tenements

As at 31 December 2015, all of the Company’s core exploration and evaluation and development and production assets are located in the United States of America (“US”).  In addition, the Company has exploration and evaluation assets located in Australia.  The Australian assets are currently classified as held for sale.

The mineral leases in the exploration prospects in the US have primary terms ranging from 3 years to 5 years and generally have no specific capital expenditure requirements.  However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

The Company is committed to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million through 2019, of which A$3.9 million (US$2.8 million) had been incurred as at 31 December 2015.

The following tables summarize the Group’s contractual commitments not provided for in the consolidated financial statements:

As at 31 December 2015	Total US$’000	Less than 1 year	1 – 5 years	More than 5 years
Cooper Basin capital commitments (1)	5,098	2,549	2,549	—
Operating lease commitments (2)	5,892	1,372	4,520	—
Employment commitments (3)	372	372	—	—
Total expenditure commitments	11,362	4,293	7,069	—

As at 31 December 2014	Total US$’000	Less than 1 year	1 – 5 years	More than 5 years
Drilling rig commitments (4)	1,460	1,460	—	—
Operating lease commitments (2)	2,363	430	1,933	—
Employment commitments (3)	742	370	372	—
Total expenditure commitments	4,565	2,260	2,305	—

(1)         The Company has capital commitments to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million through 2019 (commitment amounts in table shown in USD translated at 31 December 2015).  Timing of commitment may vary based on drilling activity by the operator.

(2)         Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space and the Company’s amine treatment facility not provided for in the consolidated financial statements.

(3)         Represents commitments for the payment of salaries and other remuneration under long-term employment and consultant contracts not provided for in the consolidated financial statements. Details relating to the employment contracts are set out in the Company’s Remuneration Report.

(4)         As at 31 December 2014 the Company had one outstanding drilling rig contracts to explore and develop the Company’s properties.  The contracts historically have had terms of 6 months.  Amounts represent minimum expenditure commitments should the Company have elected to terminate these contracts prior to term.

NOTE 28 — CONTINGENT ASSETS AND LIABILITIES

In August 2015, the Company received notice from the buyer of its non-operated Phoenix properties sold in December 2013 that they filed a lawsuit against the Company.  The claim of $0.9 million relates to costs not included by the buyer on the final post-closing settlement, for which it seeks reimbursement from the Company.  The Company does not believe the case has merit and, should the lawsuit be filed, intends to vigorously defend itself.

At the date of signing this report, the Group is not aware of any other contingent assets or liabilities that should be recognised or disclosed in accordance with AASB 137/IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

NOTE 29 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America.  All of the basins and/or formations in which the Company operates in North America have common operational characteristics, challenges and economic characteristics.  As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker (“CODM”), whom is the Company’s Managing Director and Chief Executive Officer, that the Company has one reportable segment being oil and natural gas exploration and production in North America.  As at 31 December 2015, all statement of profit or loss and other comprehensive income activity was attributed to its reportable segment with the exception of $2.2 million of pre-tax impairment expense.

Geographic Information

The operations of the Group are located in two geographic locations, North America and Australia.  The Company’s Australian assets (Cooper Basin) were acquired in 2015 from NSE and were immediately classified as held for sale.  All revenue is generated from sales to customers located in North America.

Revenue from three major customers exceeded 10 percent of Group consolidated revenue for the year ended 31 December 2015 and accounted for 30%, 29%  and 22% percent, respectively (2014: one major customer accounted for 65 percent; 2013: four major customers accounted for 47 percent, 15 percent, 10 percent and 10 percent)) of our consolidated oil, natural gas and NGL revenues.

NOTE 30 — CASH FLOW INFORMATION

	2015	2014	2013
Year ended 31 December	US$’000	US$’000	US$’000

a) Reconciliation of cash flows from operations with income from ordinary activities after income tax
Profit from ordinary activities after income tax	(269,795)	15,321	15,942
Adjustments to reconcile net profit to net operating cash flows:
Depreciation and amortisation expense	94,584	85,584	36,225
Share options expensed	4,100	1,915	1,590
Unrealised (gains) losses on derivatives	(3,444)	(9,642)	837
Net gain on sale of properties	(790)	(48,604)	(7,335)
Decrease in fair value of securities available for sale	90	—	—
Impairment of development and production assets	321,918	71,212	—
Unsuccessful exploration and evaluation expense	—	10,934	—
Loss on debt extinguishment	1,151	316	140
Add: Interest expense and financing costs(disclosed in investing and financing activities)	9,418	383	—
Recognition of DTA on items directly within equity	—	879	665
Other	2,240	126	(153)
Changes in assets and liabilities:
- (Decrease) increase in current and deferred income tax	(94,242)	(14,606)	5,147
- Decrease in other current assets	2,742	28	2,155
- Decrease (increase) in trade and other receivables	7,007	8,679	(3,541)
- Increase (decrease) in trade and other payables	(2,177)	5,562	10,974
- Increase in tax receivable	(6,903)	—	—
- Decrease in non-current liability	(1,430)	—	—
Net cash provided by operating activities	64,469	128,087	62,646

b) Non Cash Financing and Investing Activities

- During the year ended 31 December 2015, the net gain on sale of properties primarily related to an ad valorem tax true-up related to properties sold in 2014.

-         During the year ended 31 December 2014 the net gain on sale of properties for the disposition of the Company’s remaining Williston assets included the relief of a net payable due to the buyer of $4.0 million ($17.1 million payable and $13.1 million receivable).

- During the year ended 31 December 2013 $132.1 million in shares were issued in connection with the Texon acquisition.	—

NOTE 31 — SHARE BASED PAYMENTS

Options

For the years ended 31 December 2015, 2014 and 2013, a total of nil, nil and 2,000,000 options were granted to employees pursuant to employment agreements and a total of nil, 431,666 and 2,725,000 previously issued options were exercised, respectively.  There were also 700,000 awarded options that the Company issue in early 2013 for which Company employees rendered services during the six month period ended 31 December 2012.

During 2015, all Option holders were notified that the conversion of all outstanding options would be converted into 1,275,000 RSUs, which vest in accordance with the original options’ terms.

Year ended 31 December	2015	2014		2013
	Number of Options	Weighted Average Exercise Price A$	Number of Options	Weighted Average Exercise Price A$	Number of Options	Weighted Average Exercise Price A$
Outstanding at start of period	2,730,000	0.90	5,051,666	1.02	5,776,666	0.59
Formally issued	—	—	—	—	2,000,000	1.29
Forfeited	—	—	(1,890,000)	1.29	—	—
Exercised	—	—	(431,666)	0.62	(2,725,000)	0.31
Converted to RSUs (1)	(2,730,000)	0.90	—	—	—	—
Outstanding at end of period	—	—	2,730,000	0.90	5,051,666	1.02
Exercisable at end of period	—	—	1,930,000	0.87	2,241,666	0.87

(1)         Conversion of the options was approved in 2015; the associated RSUs were issued in early 2016.

Share based payments expense related to options is determined pursuant to AASB 2 - Share Based Payments (“AASB 2”) / IFRS 2 — Share Based Payments (“IFRS 2”), and is recognised pursuant to the attached vesting conditions.

The incremental fair value of the 2015 award conversion was calculated as the difference between the original stock option valued using the Black Scholes option pricing model as at the date of conversion, and the RSU value on the conversion date. The incremental fair value attributed to the conversion was $0.3 million, of which $0.2 million was recognized during 2015 and the remaining incremental fair value will be recognized over the remaining term of the RSU awards.

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

The following table summarises the key assumptions used to calculate the estimated fair value awarded or granted during the year ended 31 December 2013:

2013
Share price:	A$ 1.06 — A$1.10
Exercise price:	A$1.25 — 1.40
Expected volatility:	60%
Option term:	5.75 years
Risk free interest rate:	2.82 to 3.10%

Restricted Share Units

During the years ended 31 December 2015, 2014 and 2013, the Board of Directors awarded 13,322,262, 2,839,626 and 1,237,994 RSUs, respectively, to certain employees (of which 3,090,000, 671,988, and 374,248 respectively, granted to the Company’s Managing Director were approved by shareholders).  These awards were made in accordance with the long-term equity component of the Company’s incentive compensation plan. Share based payment expense for RSUs awarded was calculated pursuant to AASB 2 / IFRS 2.  The fair values of RSUs were estimated at the date they were approved by the Board of Directors (the measurement dates) based on the Company’s share price at the date of grant.  The value of the vested portion of these awards has been recognised within the financial statements.  This information is summarised for the Group for the years ended 31 December 2015 and 2014, respectively, below:

	Number of RSUs	Weighted Average Fair Value at Measurement Date A$

Outstanding at 31 December 2013	1,704,307	0.83
Issued	2,839,626	0.97
Converted to ordinary shares	(1,479,978)	0.89
Forfeited	(99,778)	0.92
Outstanding at 31 December 2014	2,964,177	0.93
Issued or Issuable	13,322,262	0.53
Converted to ordinary shares	(3,805,789)	0.63
Forfeited	(46,312)	0.93
Outstanding at 31 December 2015	12,434,338	0.55

(1)         The Company began recognizing the expense related to the conversion of all outstanding options to RSUs during 2015.  These RSUs were formally issued in early 2016, but were excluded from the outstanding RSUs above as at 31 December 2015.

The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions:

RSUs awarded during the year ended 31 December 2015:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
27 April 2015	28,874	15	25% on 27 April 2016, 2017, 2018 and 2019
28 May 2015	1,545,113	693	33% on 31 January 2016, 2017 and 2018
28 May 2015	1,545,113	1,039	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	4,267,002	1,713	33% on 31 January 2016, 2017 and 2018
24 June 2015	2,815,681	1,609	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	2,809,479	1,128	100% vested upon issuance
1 September 2015	321,000	82	33% on 31 January 2016, 2017 and 2018
	13,332,262	6,279

RSUs awarded during the year ended 31 December 2014:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
15 April 2014	1,842,638	$1,611	25% issuance date, 25% first three anniversaries
5 May 2014	135,000	123	33% issuance date, 33% on 1 January 2015 and 2016
12 May 2014	190,000	172	33% issuance date, 33% first two anniversaries
30 May 2014	671,988	680	25% issuance date, 25% first three anniversaries
	2,839,626	$2,586

RSUs awarded during the year ended 31 December 2013:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
19 April 2013	863,746	$789	25% issuance date, 25% first three anniversaries
28 May 2013	374,248	354	25% issuance date, 25% first three anniversaries
	1,237,994	$1,143

Upon vesting, and after a certain administrative period, the RSUs are converted to ordinary shares of the Company.  Once converted to ordinary shares, the RSUs are no longer restricted.  As the daily closing price of the Company’s ordinary shares approximates its estimated fair value at that time, the Company used the grant date closing price to estimate the fair value of the RSUs.

The total share based compensation expense for the years ended 31 December 2015, 2014 and 2013 was $4.1 million, $1.9 million and $1.6 million respectively.

Subsequent to 31 December 2015, the Board granted 9,136,047 RSUs that vest between 0% and 133% based on Company’s three year absolute total shareholder return.

NOTE 32 — RELATED PARTY TRANSACTIONS

N Martin was previously a partner of Minter Ellison Lawyers and is now a consultant for Minter Ellison Lawyers as well as a Director of the Company. Minter Ellison Lawyers were paid an immaterial amount for legal services for the years ended 31 December 2015 and 2014.  Legal fees paid to Minter Ellison for the year ended 31 December 2013 totaled $0.2 million.

NOTE 33 — FINANCIAL RISK MANAGEMENT

a)             Financial Risk Management Policies

The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group’s risk management strategy focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group has historically used derivative financial instruments to hedge exposure to fluctuations in interest rates and commodity prices. The Group’s financial instruments consist mainly of deposits with banks, short term investments, accounts receivable, derivative financial instruments, finance facility, and payables. The main purpose of non-derivative financial instruments is to raise finance for the Group operations.

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

The Company did not have any interest rate swaps in place as at 31 December 2015.  As at 31 December 2014, the Group had interest rate swaps with a notional contract amount of $15.0 million.  The net fair value of interest rate swaps at 31 December 2014 was relatively immaterial, comprising long-term assets of $0.1 million and current liabilities of $0.1 million.  These amounts were recognised as Level 2 fair value derivatives. (See Note 14)

iii)                 Commodity Price Risk Exposure and Management

The Board actively reviews oil and natural gas hedging on a monthly basis. Reports providing detailed analysis of the Group’s hedging activity are continually monitored against Group policy. The Group sells its oil on market using Nymex West Texas Intermediary (WTI) and Louisiana Light Sweet (LLS) market spot rates reduced for basis differentials in the basins from which the Company produces.  Gas is sold using Henry Hub (HH) and Houston Ship Channel (HSC) market spot prices.  Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group’s policy is to hedge at least 50% of its proved developed reserves through 2019 and for a rolling 36 month period thereafter, as required by its Credit Agreement. The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of profit or loss and other comprehensive income.

A summary of the Company’s outstanding hedge positions as at 31 December 2015 is below:

Oil Derivatives			Weighted Average
Year	Units (Bbls)	Floor (1)	Ceiling
2016	1,037,063	$50.63	$76.14
2017	624,000	$47.53	$79.92
2018	444,000	$51.47	$81.53
2019	168,000	$52.51	$87.71
Total	2,273,063	$50.08	$80.49

Gas Derivatives			Weighted Average
Year	Units (MMbtu)	Floor (1)	Ceiling
2016	2,040,000	$2.54	$3.58
2017	1,320,000	$2.85	$3.91
2018	930,000	$3.00	$4.32
2019	360,000	$3.27	$4.65
Total	4,650,000	$2.78	$4.01

(1)               The Company’s outstanding derivative positions include swaps totaling 1,491,063Bbls and 2,610,000 Mcf, which are included in the weighted average floor value, but have no corresponding ceiling.

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

At 31 December 2015, the Group had one customer that owed the Group approximately $4.8 million and accounted for approximately 83% of total accrued revenue receivables.  For joint interest billing receivables, if payment is not made, the Group can withhold future payments of revenue, as such, there is minimal to no credit risk associated with these receivables.

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

As at 31 December 2015, certain of the Company’s assets held for sale were included in the Borrowing Base Value under the Company’s Credit Agreement.  Upon the sale of these assets, the Lender may elect to reduce the then effective Borrowing Base by an amount equal to the value attributed to those assets if the value of the remaining assets doesn’t meet the prescribed asset coverage thresholds.  As at 31 December 2015, 25% of the Company’s Eagle Ford assets represented approximately 24% of the Borrowing Base Value so, if the valuation was unchanged at the time of the sale, the lender could elect to require repayment of that pro rata portion of the outstanding debt which equates to approximately $45 million.  That being said, there are many variables that affect the Lender’s determination of Borrowing Base Value at any point in time and therefore it is difficult for the Company to estimate the Borrowing Base Value at an undetermined point in the future so the amount that would be required to be repaid, if any, is uncertain.

Year ended 31 December 2015	Total	Less than 1 year	1 – 5 years	More than 5 years

Trade and other payable	21,588	21,588	—	—
Accrued expenses	19,883	19,883	—	—
Credit facilities payments, including interest (1)	247,259	12,420	234,839	—
Total	288,730	53,891	234,839	—

Year ended 31 December 2014	Total	Less than 1 year	1 – 5 years	More than 5 years

Trade and other payable	46,861	46,861	—	—
Accrued expenses	72,333	72,333	—	—
Derivative financial liabilities	130	130	—	—
Credit facilities payments, including interest	147,994	5,502	142,492	—
Total	267,318	124,826	142,492	—

(1)  Assumes credit facilities are held to maturity.  However, if the Company sells its assets held for sale, it may be required to repay a portion of the credit facilities from the sales proceeds.

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

Year ended 31 December	2015 US$’000	2014 US$’000

Effect on profit before tax
Increase / (Decrease)
Oil
- improvement in US$ oil price of $10 per barrel	(22,731)	(2,400)
- decline in US$ oil price of $10 per barrel	22,731	3,041
Gas
- improvement in US$ gas price of $0.50 per mcf	(2,325)	(120)
- decline in US$ gas price of $0.50 per mcf	2,325	120

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

Interest Rate Sensitivity Analysis

Based on the net debt position as at 31 December 2015 and 2014 (taking into account the 2014 interest rate swap) with all other variables remaining constant, the following table represents the effect on income as a result of changes in the interest rate.  The impact on equity is the same as the impact on profit before tax.

Year ended 31 December	2015 US$’000	2014 US$’000

Effect on profit before tax
Increase / (Decrease)
- increase in interest rates + 2%	(1,140)	(906)
- decrease in interest rates - 2%	112	184

This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year.  However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity analysis will be subject to change.

NOTE 34—PARENT COMPANY INFORMATION

a)             Cost Basis

	2015	2014
Year ended 31 December	US$’000	US$’000

Parent Entity
Assets
Current assets	18,131	9,108
Investment in subsidiaries	37,937	159,606
Deferred tax assets	1,913	3,998
Related party note receivable	112,481	112,481
Total assets	170,463	285,193
Liabilities
Current liabilities	54	34
Non-current liabilities	—	—
Total Liabilities	54	34
Total net assets	170,409	285,159
Equity
Issued capital	308,430	306,853
Share options reserve	386	386
Foreign currency translation	(48,215)	(30,539)
Retained earnings (loss)	(90,192)	8,459
Total equity	170,409	285,159

Year ended 31 December	2015 US$’000	2014 US$’000	2013 US$’000
Financial Performance
Profit/(loss) for the period before equity in income of subsidiaries	(98,651)	7,334	275
Other comprehensive income	(17,675)	(10,030)	(31,307)
Total profit or loss and other comprehensive income	(116,326)	(2,696)	(31,032)

b)                                     Equity Basis

Year ended 31 December	2015 US$’000	2014 US$’000
Parent Entity
Assets
Current assets	18,132	9,108
Investment in subsidiaries	37,937	309,453
Deferred tax assets	1,913	3,998
Related party note receivable	112,481	112,481
Total assets	170,463	435,040
Liabilities
Current liabilities	54	34
Non-current liabilities	—	—
Total Liabilities	54	34
Total net assets	170,409	435,006
Equity
Issued capital	308,429	306,853
Share options reserve	11,650	7,550
Foreign currency translation	(1,310)	(832)
Retained earnings (loss)	(148,360)	121,435
Total equity	170,409	435,006

Year ended 31 December	2015 US$’000	2014 US$’000	2013 US$’000
Financial Performance
Profit/(loss) for the period before equity in income of subsidiaries	6,225	7,334	275
Equity in income of subsidiaries	(276,020)	7,987	15,667
Other comprehensive income	(478)	684	(421)
Total profit or loss and other comprehensive income	(270,273)	16,005	15,521

c)                                      Cash Flow

Year ended 31 December	2015 US$’000	2014 US$’000	2013 US$’000
Cash flow from operating activities	(17,772)	(70,216)	(42,934)
Cash flow from investing activities	1,243	9,415	(136,890)
Cash flow from financing activities	5,676	71,761	179,904

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

Set out below is a consolidated statement of profit or loss and other comprehensive income and retained earnings of the Closed Group:

Year ended 31 December	2015 US$’000	2014 US$’000	2013 US$’000

Profit / (loss) before income tax	(99,132)	7,764	(1,497)

Income tax (expense)/benefit	(1,723)	(324)	(1,780)

Profit attributable to members of SEAL	(100,855)	7,440	283

Total comprehensive loss attributable to members of SEAL	(118,526)	(2,813)	(18,924)

Retained earnings at 1 January	8,572	1,132	849
Retained earnings (accumulated deficit) at 31 December	(92,284)	8,572	1,132

Set out below is a condensed consolidated statement of financial position of the Closed Group:

Year ended 31 December	2015 US$’000	2014 US$’000

Current assets
Cash and cash equivalents	245	11,506
Trade and other receivables	3,426	—
Other current assets	10,001	185
Assets held for sale	5,234
Total current assets	18,906	11,691

Non-current assets
Exploration and evaluation expenditure	40	45
Related party note receivable	112,481	112,481
Deferred tax assets	1,913	3,998
Investment in subsidiaries	36,543	158,047
Total non-current assets	150,977	274,571

Total assets	169,883	286,262

Current liabilities
Trade and other payables	31	988
Accrued expenses	1,542	13
Total current liabilities	1,573	1,001

Non-current liabilities
Deferred tax liabilities	3	3
Total non-current liabilities	3	3

Total liabilities	1,576	1,004

Net assets	168,307	285,258

Equity
Issued capital	308,429	306,853
Share option reserve	386	386
Foreign currency translation	(48,224)	(30,553)
Retained earnings (accumulated deficit)	(92,284)	8,572
Total equity	168,307	285,258

NOTE 36 — EVENTS AFTER THE BALANCE SHEET DATE

No significant matters occurred subsequent to 31 December 2015, but prior to the issuance of this Report.

NOTE 37—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES

Costs Incurred

The following table sets forth the capitalised costs incurred in our oil and gas production, exploration, and development activities:

(in thousands)	Year ended 31 December 2015	Year ended 31 December 2014	Year ended 31 Decemebr 2013
Property acquisition costs
Proved(1)	$13,170	$2,244	158,116
Unproved(1)	15,495	34,184	60,690
Exploration costs	10,353	2,929	1,338
Development costs (1)	76,831	350,196	219,121
	$115,859	$389,554	439,265

(1)                                 2013 property acquisition costs include acquisition date fair value of $157.2 million and $47.3 million for proved and unproved assets acquired related to the Texon merger, which was primarily a non-cash business combination.

(2)                                 2015, 2014 and 2013 development costs include $16.6 million, $49.2 million and $55.6 million of costs associated with non-producing wells in progress as at 31 December 2015, 2014 and 2013 respectively. These 7wells in progress were either drilling, waiting on hydraulic fracturing or production testing at year-end.

SEC Oil and Gas Reserve Information

Ryder Scott Company, L.P., an independent petroleum engineering consulting firm, prepared all of the total future net revenue discounted at 10% attributable to the total interest owned by the Company as of December 31, 2015. The technical person primarily responsible for the estimates set forth in the reserves report is Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado and Texas with over 10 years of practical experience in estimation and evaluation of petroleum reserves.

Netherland, Sewell & Associates, Inc., an independent petroleum engineering consulting firm, prepared all of the total future net revenue discounted at 10% attributable to the total interest owned by the Company as of December 31, 2014 and 2013. The technical person primarily responsible for the estimates set forth in the reserves report is Mr. Neil H. Little. Mr. Little is a Licensed Professional Engineer in the State of Texas with over 12 years of practical experience in petroleum engineering studies and over 5 years of practical experience in evaluation of reserves.

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

The following reserve data represents estimates only and should not be construed as being exact. All such reserves are located in the continental United States.

	Oil (MBbl)	Natural Gas (MMcf)	NGL (MBbl)	Total Oil Equivalents (MBbl)
Total proved reserves:
31 December 2012	5,758	16,888	—	8,572
Revisions of previous estimates	(1,160)	(4,091)	74	(1,767
Extensions and discoveries	7,081	16,270	1,946	11,739
Purchases of reserves in-place	3,857	4,674	758	5,393
Production	(827)	(934)	(96)	(1,079
Sales of reserves in-place	(1,753)	(2,152)	—	(2,111
31 December 2013	12,956	30,655	2,683	20,747
Revisions of previous estimates	(143)	(1,395)	(580)	(955)
Extensions and discoveries	9,275	16,003	2,330	14,272
Purchases of reserves in-place	64	28	1	70
Production	(1,675)	(1,803)	(268)	(2,244)
Sales of reserves in-place	(3,451)	(14,754)	—	(5,910)
31 December 2014	17,026	28,733	4,166	25,981
Revisions of previous estimates	(3,491)	(8,152)	(1,218)	(6,068)
Extensions and discoveries	1,950	4,122	699	3,336
Purchases of reserves in-place	3,896	4,454	238	4,876
Production	(1,829)	(2,581)	(393)	(2,652)
Sales of reserves in-place	—	—	—	—
31 December 2015	17,552	26,576	3,492	25,473
Proved developed reserves:
31 December 2013	4,140	10,765	1,087	7,021
31 December 2014	6,124	12,364	1,801	9,985
31 December 2015	6,379	13,205	1,998	10,578
Proved undeveloped reserves
31 December 2013	8,816	19,890	1,596	13,726
31 December 2014	10,903	16,369	2,365	15,996
31 December 2015	11,173	13,371	1,494	14,895

Proved Undeveloped Reserves

At December 31, 2015, the Company’s proved undeveloped reserves were approximately 14,895 MBoe, a decrease of approximately 1,101 MBoe over its December 31, 2014 proved undeveloped reserves estimate of approximately 15,996 MBoe. The change primarily consisted of downward revisions to previous estimates of approximately 6,836 MBoe and a decrease of 1,494 MBoe due to the conversion of proved undeveloped reserves to proved developed reserves during 2015, offset by extensions and discoveries of 2,540 MBoe (Eagle Ford) and purchases of reserves of 4,690 MBoe (Eagle Ford, primarily from the Company’s acquisition of NSE’s Eagle Ford assets in August 2015).  The revisions to previous estimates were attributable to the Mississippian/Woodford, which decreased by 4,757 Mboe, and Eagle Ford, which decreased 2,079 MBoe.

Over the next five years, the Company expects to fund its future development costs associated with proved undeveloped reserves of $291.5 million with operating cash flows from its existing proved developed reserves and proved undeveloped reserves that are expected to be converted to proved developed reserves.  Using the December 31, 2015 SEC price assumptions, the Company’s proved reserves operating cash flows are expected to be approximately $393.7 million (undiscounted, before income taxes (if any)).  As such, the Company expects all proved undeveloped locations that are scheduled and included in the Company’s reserves will be spud within the next five years.

Depletable Reserve Base

In accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, the Company includes economically recoverable reserves as its depletable Reserve base used for its depletion calculation. Generally, the Company uses only Proved Developed Reserves in its depletable Reserve base. However, for the years ended December 31, 2014 and 2013, the Company also included 887.3 MBoe and 1,867.0 MBoe, respectively, of Probable Developed Reserves in its Eagle Ford depletable Reserve base used for its depletion calculations. The Proved and Probable Developed Reserves represented managements’ best estimate of economically recoverable reserves associated with developed properties located in the Eagle Ford formation for the years ended December 31, 2014 and 2013.  There were no Probable Developed Reserves as of December 31, 2015; therefore, the Company only included Proved Developed Reserves in its Eagle Ford depletable Reserve base used for its depletion calculation for the year ended December 31, 2015.

Revisions of Previous Estimates

The Company’s previous estimates of Proved Reserves related to the Mississippian/Woodford formation decreased by 5,900 MBoe in 2015 (97 percent of the Company’s total revisions of previous estimate). This decrease was due to the majority of the Company’s previous Mississippian/Woodford Proved Undeveloped Reserves becoming uneconomic as the result of lower oil and natural gas pricing.

The Company’s previous estimates of Proved Reserves related to the Mississippian/Woodford formation decreased by 821 MBoe in 2014 (86 percent of the Company’s total revisions of previous estimate). This decrease was due to adjusted forecasts for the Mississippian/Woodford formation.

The Company’s previous estimates of Proved Reserves related to the Denver-Julesburg decreased by 1,431 MBoe in 2013 (81 percent of the Company’s total revisions of previous estimate). This decrease was due to adjusted forecasts for the Denver-Julesburg.

Extensions and Discoveries

As a result of the Company’s 2015 drilling programs in Dimmit County targeting the Eagle Ford formation, the Proved Reserves had extensions and discoveries of 3,303 MBoe, which represent 99% of the Company’s total extensions and discoveries.

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

Purchase of Reserves In-Place

During the years ended 31 December 2015, 2014 and 2013, our purchases of reserves were located in the Eagle Ford.

Sales of Reserves In-Place

During the year ended 31 December 2015, we did not have any sales of reserves in-place.

During the year ended 31 December 2014, our sales of reserves were located in the Denver-Julesburg Basin and Goliath prospect of the Bakken.

During the year ended 31 December 2013, our sales of reserves were located in the Phoenix prospect of the Bakken.

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

The following summary sets forth our Standardized Measure:

(in thousands)	Year ended 31 December 2015	Year ended 31 December 2014	Year ended 31 December 2013
Cash inflows	$936,041	$1,822,997	$1,407,871
Production costs	(246,277)	(444,369)	(393,300)
Development costs	(308,253)	(411,110)	(382,259)
Income tax expense	(1,602)	(182,999)	(137,994)
Net cash flow	379,909	784,520	494,318
10% annual discount rate	(198,142)	(349,014)	(226,155)
Standardized measure of discounted future net cash flow	$181,767	$435,506	$268,163

The following are the principal sources of change in the Standardized Measure:

(in thousands)	Year ended 31 December 2015	Year ended 31 December 2014	Year ended 31 December 2013
Standardized Measure, beginning of period	$435,506	$268,163	$115,547
Sales, net of production costs	(67,693)	(139,304)	(66,962)
Net change in sales prices, net of production costs	(369,770)	37,325	6,450
Extensions and discoveries, net of future production and development costs	11,609	252,527	182,267
Changes in future development costs	28,092	21,115	16,222
Previously estimated development costs incurred during the period	31,007	119,164	13,854
Revision of quantity estimates	(91,440)	(27,495)	(33,809)
Accretion of discount	53,173	33,698	13,558
Change in income taxes	95,827	(27,408)	(48,786)
Purchases of reserves in-place	442	2,863	131,043
Sales of reserves in-place	—	(67,754)	(36,935)
Change in production rates and other	55,014	(37,388)	(24,286)
Standardized Measure, end of period	$181,767	$435,506	$268,163

Impact of Pricing

The estimates of cash flows and reserve quantities shown above are based upon the unweighted average first-day-of-the-month prices for the previous twelve months. If future gas sales are covered by contracts at specified prices, the contract prices would be used. Fluctuations in prices are due to supply and demand and are beyond our control.

The following average prices were used in determining the Standardized Measure as at:

	Year ended 31 December 2015	Year ended 31 December 2014	Year ended 31 December 2013
Oil price per Bbl	$48.47	$92.26	$94.55
Gas price per Mcf	$1.27	$4.43	$3.45
NGL price per Bbl	$14.80	$29.96	$28.78

The Company calculates the projected income tax effect using the “year- by-year” method for purposes of the supplemental oil and gas disclosures.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ Eric P. McCrady
	Name:	Eric P. McCrady
	Title:	Chief Executive Officer

Date: May 2, 2016

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Constitution of Sundance Energy Australia Limited (incorporated by reference from Exhibit 4.10 of the Company’s 20-F filing dated July 11, 2014)

4.1

Credit Agreement, dated as of May 14, 2015, among Sundance Energy Australia Limited, Sundance Energy, Inc., as borrower, Morgan Stanley Energy Capital, Inc., as administrative agent, and the lenders party thereto (incorporated by reference from Exhibit 4.1 of the Company’s 20-F dated May 15, 2015)

4.2

Guarantee and Collateral Agreement, dated as of May 14, 2015, by Sundance Energy Australia Limited, Sundance Energy Inc. and other guarantor party thereto, in favor of Morgan Stanley Energy Capital Inc., as administrative agent (incorporated by reference from Exhibit 4.2 of the Company’s 20-F dated May 15, 2015)

4.3	Form of Deed of Access, Insurance and Indemnity for Directors and Officers (incorporated by reference from Exhibit 4.9 of the Company’s 20-F filing dated July 11, 2014)

4.4	Form of Employment Agreement, by and between Sundance Energy Inc. and Eric P. McCrady**

8.1	List of significant subsidiaries of Sundance Energy Australia Limited (incorporated by reference from Exhibit 8.1 of the Company’s 20-F filing dated July 11, 2014)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Ernst and Young.**

15.2	Consent of Ryder Scott Company to use its report. **

15.3	Consent of Netherland, Sewell & Associates, Inc. to use its reports. **

15.4	Report of Ryder Scott Company regarding the Company’s estimated proved reserves as of December 31, 2015 dated April 30, 2016**

15.5

Report of Netherland, Sewell & Associates, Inc. regarding the Company’s estimated proved reserves as of December 31, 2014 dated April 27, 2015 (incorporated by reference from Exhibit 15.2 of the Company’s 20-F dated May 15, 2015)

15.6

Report of Netherland, Sewell & Associates, Inc. regarding the Company’s estimated proved reserves as of December 31, 2013 dated July 3, 2014 (incorporated by reference from Exhibit 15.10 of the Company’s 20-F filing dated July 11, 2014)

**                                 Filed herewith.