Form 20-F/A
period 2015-12-31
Sundance Energy Australia Ltd
filed 2017-02-24
CIK 1326089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment on Form 20-F/A (“Amendment”) is being filed by Sundance Energy Australia Limited (the “Company”) to its annual report on Form 20-F for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission (“SEC”) on May 2, 2016, (“Original Report”). This Amendment is being filed with the SEC to restate our audited 2015 financial statements to correct an identified accounting error related to the push down allocation of the Company’s consolidated impairment expense to the Company’s separate subsidiaries.  While the Company believes that the error is not material, it believes that the correction should be retrospectively restated for more meaningful and comparative financial information. The restatement comprises three lines with a net impact of $6.0 million on the Consolidated Statement of Financial Position as of December 31, 2015 as follows: decrease to income tax receivable of $0.4 million, decrease in deferred tax liabilities of $6.3 million and decrease in accumulated deficit of $6.0 million. The restatement also increased the Company’s income tax benefit in the Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2015 by $6.0 million. See Note 7 to the Consolidated Financial Statements for further discussion. The Company is also amending Item 3 and Item 5 of the Original Report to reflect the restatement.

Other than as set forth herein, the Company has not modified or updated any other disclosures to the items or sections in the Original Report to reflect events that have occurred since May 2, 2016. Accordingly, except as expressly modified to reflect the restatement, this Amendment does not purport to amend, update or restate any information or other disclosure in the Original Report or reflect events that have occurred since May 2, 2016.

i

PART I

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

	Year ended December 31,			Six-month period ended December 31,	Year ended June 30,
(In $ ‘000s)	2015	2014	2013	2012	2012	2011
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
	(Restated)
Statement of Operations Data:
Revenues:
Oil revenue	$82,949	$144,994	$79,365	$16,790	$27,965	$16,706
Natural gas revenue	4,720	6,161	2,774	934	1,822	1,470
Natural gas liquids (NGL) (1)	4,522	8,638	3,206	—	—	—
Total oil and natural gas revenues	92,191	159,793	85,345	17,724	29,787	18,176
Lease operating and production tax expenses	24,498	20,489	18,383	4,082	6,355	2,858
Depreciation and amortization expense	94,584	85,584	36,225	6,116	11,111	6,509
General and administrative expense	17,176	15,527	15,297	5,810	6,863	5,338
Finance costs, net of interest income	9,418	494	(351)	578	(111)	(312)
Loss on debt extinguishment	1,451	—	—	—	—	—
Impairment of non-current assets	321,918	71,212	—	—	357	1,273
Exploration and evaluation expenditure	7,925	10,934	—	—	—	—
Gain on sale of non-current assets	(790)	(48,604)	(7,335)	(122,327)	(3,004)	(10,940)
(Gain) / loss on commodity hedging	(15,256)	(11,009)	554	639	(1,945)	1,107
Realized currency loss	—	—	—	—	4	559

	Year ended December 31,			Six-month period ended December 31,	Year ended June 30,
(In $ ‘000s)	2015	2014	2013	2012	2012	2011
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
Other expense	2,340	686	1,063	—	—	—
Income tax (benefit) expense	(107,138)	(841)	5,567	46,616	4,145	4,755
Profit (loss) attributable to owners of Sundance	$(263,835)	$15,321	$15,942	$76,210	$6,012	$7,029

Other comprehensive income (expense)

Exchange differences arising on translation of foreign operations	(478)	684	(421)	(154)	(247)	384
Total comprehensive income (loss) attributable to owners of Sundance	$(264,313)	$16,005	$15,521	$76,056	$5,765	$7,413
Basic and diluted earnings per share	$(0.48)	$0.03	$0.04	$0.27	$0.02	$0.03
Basic weighted average number of ordinary shares outstanding	552,847,289	531,391,405	413,872,184	277,244,883	277,049,463	260,935,572
Other Supplementary Data:
Adjusted EBITDAX(2)	$64,781	$126,373	$52,594	$9,223	$17,093	$9,993

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

	December 31,				June 30,
(In $ ‘000s)	2015	2014	2013	2012	2012	2011
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
	(Restated)
Balance Sheet Data:
Cash and cash equivalents	$3,468	$69,217	$96,871	$154,110	$15,328	$25,244
Assets held for sale	90,632	—	11,484	—	—	—
Total current assets	125,345	114,045	141,141	175,424	30,691	31,173
Oil and natural gas properties:
Development and production assets	250,922	519,013	312,230	79,729	87,274	45,873
Exploration and evaluation expenditure	26,323	155,130	166,144	33,439	11,436	6,626
Total assets	409,835	796,520	625,060	291,435	130,316	84,080
Current liabilities	42,215	119,324	140,862	51,842	30,393	10,160
Credit facilities, net of deferred financing fees	187,743	128,805	29,141	29,570	14,655	—
Restoration provision	3,088	8,866	5,074	1,228	588	349
Deferred tax liabilities	—	102,668	102,711	56,979	10,476	6,104
Total non-current liabilities	191,251	242,190	136,957	87,777	25,719	6,453
Total liabilities	233,466	361,514	277,819	139,619	56,112	16,613
Net assets	176,369	435,006	347,241	151,816	74,204	67,467
Issued capital	308,429	306,853	237,008	58,694	57,978	57,831

	Year ended December 31,			Six month period ended December 31,	Year ended June 30,
(In $ ‘000s)	2015	2014	2013	2012	2012	2011
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
Net Cash Flow Data:
Net cash provided by operating activities	64,469	$128,087	$62,646	$9,386	$11,832	$8,908
Net cash (used in) provided by investing activities	(180,771)	(323,235)	(164,355)	114,571	(36,149)	(13,465)
Net cash provided by financing activities	50,403	167,595	44,455	14,846	14,734	18,869

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

The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

	Year ended December 31,			Six-month period ended December 31,	Year ended June 30,
(In $ ‘000s)	2015	2014	2013	2012	2012	2011
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
	(Restated)
IFRS Profit Reconciliation to Adjusted EBITDAX:
Profit (loss) attributable to owners of Sundance	$(263,835)	$15,321	$15,942	$76,210	$6,012	$7,029
Income tax (benefit) expense	(107,138)	(841)	5,567	46,616	4,145	4,755
Finance costs, net of (interest received)	9,418	494	(232)	578	(111)	(312)
Loss on debt extinguishment	1,451	—	—	—	—	—
(Gain) loss on commodity hedging	(15,256)	(10,792)	554	639	(1,945)	1,107
Settlement of commodity hedging	12,404	1,150	283	551	(297)	(643)
Depreciation and amortization expense	94,584	85,584	36,225	6,116	11,111	6,509
Impairment of non-current assets	321,918	71,212	—	—	357	1,273
Exploration expense	7,925	10,934	—	—	—	—
Stock compensation, value of services	4,100	1,915	1,590	840	825	1,215
Gain on sale of non-current assets	(790)	(48,604)	(7,335)	(122,327)	(3,004)	(10,940)
Adjusted EBITDAX	$64,781	$126,373	$52,594	$9,223	$17,093	$9,993

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

Location differentials to NYMEX-Henry Hub prices result from variances in transportation costs based on the proximity to the major consuming markets. The processing fee deduction retained by the natural gas processing plant generally in the form of percentage of proceeds also affects the differential. Generally, these index prices have historically been at a discount to NYMEX- Henry Hub natural gas prices.

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

Adjusted EBITDAX

Adjusted EBITDAX is a supplemental, non-IFRS financial measure and is defined as our earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation and income and gains and losses on commodity hedging, net of settlements of commodity hedging. We use this non-IFRS measure primarily to compare our results with other companies in the industry that make a similar disclosure. We believe that this measure may also be useful to investors for the same purpose. Investors should not consider this measure in isolation or as a substitute for operating income, or any other measure for determining our operating performance that is calculated in accordance with IFRS. In addition, because Adjusted EBITDAX is not an IFRS measure, it may not necessarily be comparable to similarly titled measures employed by other companies. See Item 3.A. “Key Information—Selected Financial Data— Adjusted EBITDAX” for a reconciliation between Adjusted EBITDAX and net income before income tax expense.

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

The carrying amount of development and production assets and property and equipment are reviewed at each reporting date to ensure that they are not in excess of the recoverable amount from these assets. The recoverable amount of an asset is the greater of its fair value less costs to sell and its value-in-use. Development and production assets are assessed for impairment on a cash- generating unit basis. A cash-generating unit (“CGU”) is the smallest grouping of assets that generates independent cash inflows. Management has assessed its CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

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

Income taxes

We provide for deferred income taxes on the difference between the tax basis of an asset or liability and its carrying amount in our financial statements. This difference will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in predicting when these events may occur and whether recovery of an asset is more likely than not, including judgements and assumptions about future taxable income and future operating conditions (particularly as related to prevailing oil and natural gas prices). For the year ended December 31, 2015, we did not recognize tax assets of $29.7 million (restated) as the recovery was not determined to be more likely than not. As a result, we expect our effective tax rate to be significantly lower than the statutory rate in 2016. Some or all of these deferred tax assets could be recognized in future periods against future taxable income.

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

The following is a summary of the Company’s open oil and natural gas derivative contracts at December 31, 2015:

	Oil Contracts (Weighted Average)			Natural Gas Contracts (Weighted Average)
Contract	Units (Bbl)	Floor	Ceiling	Units (MMbtu)	Floor	Ceiling
2016	1,037,063	$50.63	$76.14	2,040,000	$2.54	$3.58
2017	624,000	$47.53	$79.92	1,320,000	$2.85	$3.91
2018	444,000	$51.47	$81.53	930,000	$3.00	$4.32
2019	168,000	$52.51	$87.71	360,000	$3.27	$4.65
Total	2,273,063	$50.08	$80.49	4,650,000	$2.78	$4.01

Income taxes. The components of our provision for income taxes are as follows:

	Year ended December 31,
(in US$000s)	2015	2014
	(audited)	(audited)
	(Restated)
Current tax (expense)/benefit	$6,191	$(17)
Deferred tax benefit	100,947	858
Total income tax benefit	$107,138	$841
Combined federal and state effective tax rate	28.9%	(5.8)%

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

Loss attributable to owners of Sundance (or net loss).  Loss attributable to our owners (or net income after tax) was a net loss of $263.8 million (restated) for the year ended December 31, 2015 a decrease from net income of $15.3 million for the year ended December 31, 2014, for the reasons discussed above.

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

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Revenues and Sales Volume. The following table provides the components of our revenues for the years ended December 31, 2014 and 2013, as well as each period’s respective sales volumes:

	Year ended December 31,
	2014	2013	Change in $	Change as %
	(audited)	(audited)
Revenue (In $ ‘000s)
Oil sales	$144,994	$79,365	$65,629	82.7
Natural gas sales	6,161	2,774	3,387	122.1
NGL sales	8,638	3,206	5,432	169.5
Product revenue	$159,793	$85,345	$74,448	87.2

	Year ended December 31,
	2014	2013	Change in Volume	Change as %
	(audited)	(audited)
Net sales volumes:
Oil (Bbls)	1,675,078	827,432	847,646	102.4
Natural gas (Mcf)	1,803,000	934,200	868,800	93.0
NGL (Bbls)	267,952	95,821	172,131	179.6
Oil equivalent (Boe)	2,243,529	1,078,953	1,164,576	107.9
Average daily production (Boe/d)	6,147	2,956	3,191	107.9

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

Cash flows provided by (used in) investing activities

Net cash used in investing activities for the year ended December 31, 2015 decreased significantly to $180.8 million (including $66 million of payments related to 2014 development) as compared to $323.2 million in prior year (net of $115.3 million cash source from sale of non-current assets). This decrease is due to the Company’s down-cycle development plan to drill and complete within operating cash flow. Due to the continued depressed crude oil prices, the Company expects to maintain its down- cycle development program through much of 2016.

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

The key financial covenants of our Credit Agreement require us to (i) maintain a minimum current ratio, which is defined as consolidated current assets inclusive of undrawn borrowing capacity divided by consolidated current liabilities, of 1.00 or greater, (ii) a revolving debt to EBITDAX ratio (as defined in our Credit Agreement), determined on a rolling four quarter basis, of 4.00 to 1.1 or less, (iii) maintain a minimum EBITDAX to consolidated interest expense ratio of 2.00 to 1.00 or greater, and (iv) maintain a minimum Total Proved PV-9 (as defined in our Credit Agreement) to Total Debt (as defined in our Credit Agreement) ratio of not less than 1.25 to 1.00 for the 18 month period commencing on May 14, 2015 and 1.50 to 1.00 at any time thereafter, in each case beginning on June 30, 2015. The Credit Agreement requires the Company to hedge 50% of its proved developed producing forecasted volumes.  In addition, our Credit Agreement contains various covenants that limit our ability to take certain actions, including, but not limited to, the following:

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

F.                                            Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations as of December 31, 2015.

	Payments due by period
		Less than			More than
Contractual Obligations (In $ ‘000s)	Total	1 year	1 - 3 years	3 - 5 years	5 years
Credit Facilities(1)	$247,259	$12,420	$24,773	$210,066	$—
Cooper Basin capital commitments (2)	5,098	2,549	2,549	—	—
Operating lease obligations	5,892	1,372	2,785	1,735	—
Employment commitments	372	372	—	—	—
Restoration provision (3)	3,088	—	—	—	3,088
Total	$261,709	$16,713	$30,107	$211,801	$3,088

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

PART III

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

As described in Note 7 of the accompanying consolidated financial statements, the Company’s management identified and has retrospectively restated for an error in its December 31, 2015 income tax accounting.

/s/ Ernst & Young

Ernst & Young
200 George Street
Sydney NSW 2000
Australia

May 2, 2016, except as to Note 7, which is as of February 24, 2017

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December	Note	2015	2014	2013
		US$’000	US$’000	US$’000
		(Restated)
Oil and natural gas revenue	3	$92,191	$159,793	$85,345
Lease operating and production tax expense	4	(24,498)	(20,489)	(18,383)
General and administrative expense	5	(17,176)	(15,527)	(15,297)
Depreciation and amortisation expense	17, 20	(94,584)	(85,584)	(36,225)
Impairment expense	19	(321,918)	(71,212)	—
Exploration expense	18	(7,925)	(10,934)	—
Finance costs, net of amounts capitalized		(9,418)	(699)	232
Loss on debt extinguishment		(1,451)	—	—
Gain on sale of non-current assets	6	790	48,604	7,335
Gain on derivative financial instruments		15,256	11,009	(554)
Other income (loss)		(2,240)	(481)	(944)
Profit (loss) before income tax		(370,973)	14,480	21,509

Income tax recovery (expense)	7	107,138	841	(5,567)

Profit (loss) attributable to owners of the Company		(263,835)	15,321	15,942

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(478)	684	(421)
Other comprehensive income (loss)		(478)	648	(421)
Total comprehensive income (loss) attributable to owners of the Company		$(264,313)	$16,005	$15,521

Earnings (loss) per share (cents)
Basic earnings	10	(47.7)	2.9	3.9
Diluted earnings	10	(47.7)	2.9	3.8

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2015
		US$’000	2014
For the year ended 31 December	Note	(Restated)	US$’000

CURRENT ASSETS
Cash and cash equivalents	11	$3,468	$69,217
Trade and other receivables	12	11,508	25,994
Derivative financial instruments	13	9,967	7,801
Income tax receivable		5,616	2,697
Other current assets	16	4,154	8,336
Assets held for sale	14	90,632	—
TOTAL CURRENT ASSETS		125,345	114,045

NON-CURRENT ASSETS
Development and production assets	16	250,922	519,013
Exploration and evaluation expenditure	18	26,323	155,130
Property and equipment	19	1,382	1,554
Derivative financial instruments	13	3,950	1,782
Deferred tax assets	24	1,913	3,998
Other non-current assets	20	—	998
TOTAL NON-CURRENT ASSETS		284,490	682,475

TOTAL ASSETS		$409,835	$796,520

CURRENT LIABILITIES
Trade and other payables	21	21,588	46,861
Accrued expenses	21	19,883	72,333
Derivative financial instruments	13	—	130
Liabilities held for sale	14	744	—
TOTAL CURRENT LIABILITIES		42,215	119,324
NON-CURRENT LIABILITIES

Credit facilities, net of deferred financing fees	22	187,743	128,805
Restoration provision	23	3,088	8,866
Deferred tax liabilities	24	—	102,668
Other non-current liabilities		420	1,851
TOTAL NON-CURRENT LIABILITIES		191,251	242,190
TOTAL LIABILITIES		$233,466	$361,514

NET ASSETS		$176,369	$435,006

EQUITY
Issued capital	25	308,429	306,853
Share option reserve	26	11,650	7,550
Foreign currency translation	26	(1,310)	(832)
Retained earnings (accumulated deficit)		(142,400)	121,435
TOTAL EQUITY		$176,369	$435,006

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Foreign	Retained
		Share	Currency	Earnings
	Issued	Option	Translation	(Accumulated
	Capital	Reserve	Reserve	Deficit)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 31 December 2012	58,694	4,045	(1,095)	90,172	151,816
Profit attributable to owners of the Company	—	—	—	15,942	15,942
Other comprehensive loss for the year	—	—	(421)	—	(421)
Total comprehensive income	—	—	(421)	15,942	15,521
Shares issued in connection with:
a) Merger with Texon	132,092	—	—	—	132,092
b) Private placement	47,398	—	—	—	47,398
c) Exercise of stock options	813	—	—	—	813
Cost of capital raising, net of tax	(1,989)				(1,989
Share based payments	—	1,590	—	—	1,590
Balance at 31 December 2013	237,008	5,635	(1,516)	106,114	347,241
Profit attributable to owners of the Company	—	—	—	15,321	15,321
Other comprehensive loss for the year	—	—	684	—	684
Total comprehensive loss	—	—	684	15,321	16,005
Shares issued in connection with:
a) Private placement	72,178	—	—	—	72,178
b) Exercise of stock options	260	—	—	—	260
Cost of capital raising, net of tax	(2,593)	—	—	—	(2,593)
Stock compensation value of services	—	1,915	—	—	1,915
Balance at 31 December 2014	306,853	7,550	(832)	121,435	435,006
Loss attributable to owners of the Company (Restated)	—	—	—	(263,835)	(263,835)
Other comprehensive loss for the year	—	—	(478)	—	(478)
Total comprehensive loss (Restated)	—	—	(478)	(263,835)	(264,313)
Shares issued in connection with:
a) business combinations	1,576	—	—	—	1,576
Stock compensation value of services	—	4,100	—	—	4,100
Balance at 31 December 2015 (Restated)	$308,429	$11,650	$(1,310)	$(142,400)	$176,369

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

		2015	2014	2013
For the year ended 31 December	Note	US$’000	US$’000	US$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		$99,423	$170,442	$84,703
Payments to suppliers and employees		(49,639)	(29,967)	(21,765)
Settlements of restoration provision		(71)	—	—
-Interest received		107	201	126
Receipts from commodity derivatives, net		11,736	(3)	253
Payments to acquire commodity derivatives		(690)	—	—
Income taxes received (paid), net		3,603	(12,586)	(671)
NET CASH PROVIDED BY OPERATING ACTIVITIES	30	64,469	128,087	62,646

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure		(144,316)	(361,950)	(154,700)
Payments for exploration expenditure		(20,339)	(39,616)	(20,006)
Payments for acquisition of oil and gas properties		(15,023)	(35,606)	(141,963)
Payments to acquire available-for-sale financial assets		(185)	—	—
Sale of non-current assets		41	115,284	37,848
Transaction costs related to sale of non-current assets		—	(278)	(161)
Payments for acquisition related costs		(578)	—	—
Cash acquired from merger		—	—	114,690
Cash (paid) received from escrow and deposit accounts, net		—	(102)	837
Payments for property and equipment		(371)	(967)	(900)
NET CASH USED IN INVESTING ACTIVITIES		(180,771)	(323,235)	(164,355)
CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from the issuance of shares		—	72,438	48,211
Payments for costs of capital raisings		—	(3,778)	(2,654)
Payments for acquisition related costs		—	—	(533)
Borrow costs paid, net of capitalized portion		(6,889)	(1,065)	(569)
Deferred financing fees capitalized		(4,708)	—	—
Proceeds from borrowings		207,000	165,000	15,000
Repayments from borrowings		(145,000)	(65,000)	(15,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		50,403	167,595	44,455
Net decrease in cash held		(65,899)	(27,553)	(57,254)

Cash at beginning of period		69,217	96,871	154,110

Effect of exchange rates on cash		150	(101)	15
CASH AT END OF PERIOD		$3,468	$69,217	$96,871

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

In July 2014, the Company sold its remaining Bakken assets, located in the Williston Basin, for approximately $14.0 million, which included $10 million in cash and approximately $4.0 million in settlement of a net liability due to the buyer. The sale resulted in a pre- tax gain of $1.6 million, which is included in the gain on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2014.

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

NOTE 7 — INCOME TAX EXPENSE

The Company identified an error in its 31 December 2015 income tax accounting, which resulted in a $6.3 million overstatement of its deferred tax liabilities and a $0.4 million overstatement of income tax receivable as at 31 December 2015 and a $6.0 million understatement of its income tax benefit for the year then ended. No period prior to the year ended 31 December 2015 was affected. The 2015 prior period error related to the push down allocation of the Company’s consolidated impairment to the Company’s separate subsidiaries. As a result of this error, the Company’s consolidated deferred income tax liabilities, income tax receivable and income tax benefit were misstated. As the adjustment is the direct result of the 2015 impairment charge, the Company believes that the correction should be retrospectively restated for more meaningful and comparative financial information.

The effect of this correction is shown in the table below.  There is no impact to the consolidated statement of cash flows. The correction to the consolidated statements of loss and other comprehensive loss and consolidated statement of financial position will be reflected in the Company’s year ended 31 December 2015 comparative information included in its 2016 annual report.

	As Stated in 2015 31 December Annual Report US$’000	Correction US$’000	2015 Restated US$’000
Consolidated Statement of Financial Position (As at 31 December 2015)
Income tax receivable	$5,997	$(381)	$5,616
Total current assets	125,726	(381)	125,345
Deferred tax liabilities	6,341	(6,341)	Nil
Total non-current liabilities	197,592	(6,341)	191,251
Net assets	170,409	5,960	176,369
Accumulated deficit	(148,360)	5,960	(142,400)
Total equity	170,409	5,960	176,369

Consolidated Statement of Loss and Other

Comprehensive Loss (Year-ended 31 December 2015)
Income tax benefit	$101,178	$5,960	$107,138
Loss attributable to owners of the company	(269,795)	5,960	(263,835)
Total comprehensive loss	(270,273)	5,960	(264,313)
Basic and diluted loss per share (cents)	(48.8)	1.1	(47.7)

Year ended 31 December	2015 US$’000	2014 US$’000	2013 US$’000
a) The components of income tax expense comprise:
Current tax benefit/(expense)	6,191	(17)	21,398
Deferred tax benefit	100,947	858	(26,965)
Total income tax benefit	107,138	841	(5,567)
b) The prima facie tax on income (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Profit (loss) before income tax	(370,973)	14,480	21,509
Prima facie tax expense (benefit) at the Group’s statutory income tax rate of 30% (2014:30%)	(111,292)	4,344	6,453
Increase (decrease) in tax expense resulting from:
- Difference of tax rate in US controlled entities	(20,447)	220	1,607
- Impact of direct accounting from US controlled entities (1)	(3,165)	(3,044)	72
- Share based compensation	747	428	—
- Excess depletion	—	(489)	—
- Other allowable items	77	295	144
- Tax adjustments relating to prior years	—	(1,063)	(984)
- Change in apportioned state tax rates in US controlled entities (2)	(84)	(992)	(1,520)
- Tax consolidation election (3)	—	(3,058)	—
- Current year tax losses not recognised	27,026	2,518	(205)
Total Income tax benefit	(107,138)	(841)	5,567
c) Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	29,714	2,685	170
d) Deferred tax charged directly to equity:
- Equity raising costs	—	1,147	665
- Currency translation adjustment	(362)	(268)	—

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

NOTE 9 — AUDITORS’ REMUNERATION

Year ended 31 December	2015 US$	2014 US$	2013 US$
Cash remuneration of the auditor for:
Auditing or review of the financial report	462,950	428,888	90,941
Professional services related to filing of various Forms with the US Securities and Exchange Commission	13,000	244,754	430,055
Taxation services provided by the practice of auditor	61,535	68,815	47,783
Non-audit services related to Texon acquisition	—	—	76,708
Total remuneration of the auditor	537,485	742,457	645,487

NOTE 10 — EARNINGS (LOSS) PER SHARE (EPS)

Year ended 31 December	2015 US$’000	2014 US$’000	2013 US$’000
Profit/(loss) for periods used to calculate basic and diluted EPS	(263,835)	15,321	15,942

	Number of shares	Number of shares	Number of shares
-Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS(1)	552,847,289	531,391,405	413,872,184
-Incremental shares related to options and restricted share units	—	3,208,214	2,685,150
-Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	552,847,289	534,599,619	416,557,334

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

NOTE 11 — CASH AND CASH EQUIVALENTS

Year ended 31 December	2015 US$’000	2014 US$’000
Cash at bank and on hand	3,468	18,222
Cash equivalents in escrow accounts (1)	—	50,995
Total cash and cash equivalents	3,468	69,217

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

NOTE 14 — ASSETS HELD FOR SALE

As at 31 December 2015, the consolidated statement of financial position includes $90.6 million of assets and $0.7 million of liabilities as held for sale, respectively, comprised of the following:

2015
Year ended 31 December	US$
Eagle Ford
Development and production assets (25%)	$77,021
Exploration and evaluation expenditure (25%)	8,377
Cooper Basin
Exploration and evaluation expenditure (100%)	5,234
Total assets held for sale	$90,632

Restoration provision for Eagle Ford developed assets (25%)	$(744)
Total liabilities held for sale	$(744)

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

e)                     Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short- term nature.

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

NOTE 18 — EXPLORATION AND EVALUATION EXPENDITURE

	Year ended 31 December	2015 US$’000	2014 US$’000

	Costs carried forward in respect of areas of interest in:
	Exploration and evaluation phase, at cost	178,693	156,680
	Provision for impairment	(138,759)	(1,550)
	Total exploration and evaluation expenditures	39,934	155,130
	Less amount classified as asset held for sale	(13,611)	—
	Total Exploration and Evaluation Expenditure, net of assets held for sale	26,323	155,130

a)	Movements in carrying amounts: Exploration and evaluation
	Balance at the beginning of the period	155,130	166,144
	Amounts capitalised during the period	22,508	39,670
	Fair value of assets acquired (1)	4,586	—
	Allocation of working interest assets acquired(2)	—	34,184
	Exploration costs expensed (3)	(183)	(10,934)
	Amounts transferred to development phase	(4,898)	(59,209)
	Exploration tenements sold during the period	—	(14,725)
	Impairment expense	(137,209)	—
	Reclassifications to assets held for sale (4)	(13,611)	—
	Balance at end of period	26,323	155,130

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

As at 31 December 2015, the post-tax discount rate that has been applied to the exploration and evaluation expenditures was 15.0% and 20.0% for its probable and possible reserves, respectively. As at 31 December 2015, the Group also applied further risk- adjustments appropriate for risks associated with its probable and possible reserves using a risk-adjustment rate of 30% and 40%, respectively, based on the risk associated with each reserve category.

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

		Recoverable
31 December 2015	Carrying costs	amount (1)	Impairment
Cash-generating unit	US$’000	US$’000	US$’000
Exploration and evaluation expenditures:
Eagle Ford	151,171	33,511	(117,660)
Mississippian/Woodford	5,164	1,190	(3,974)
Cooper Basin	7,436	5,234	(2,202)
Total exploration and evaluation	163,771	39,935	(123,836)
Development and production assets:
Eagle Ford	431,796	308,083	(123,713)
Mississippian/Woodford	77,940	19,859	(58,081)
Total development and production assets	509,736	327,942	(181,794)

(1) Before reclassification of assets held for sale

		Recoverable
31 December 2014	Carrying costs (1)	amount	Impairment
Cash-generating unit	US$’000	US$’000	US$’000
Development and production assets:
Eagle Ford	400,761	389,764	10,997
Mississippian/Woodford	125,535	65,320	60,215
Total development and production assets	526,296	455,084	71,212

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

NOTE 20 — PROPERTY AND EQUIPMENT

	2015	2014
Year ended 31 December	US$’000	US$’000
Property and equipment, at cost	2,942	2,570
Accumulated depreciation	(1,560)	(1,016)
Total Property and Equipment	1,382	1,554

a) Movements in carrying amounts:

Balance at the beginning of the period	1,554	1,047
Amounts capitalised during the period	372	967
Depreciation expense	(544)	(460)
Balance at end of period	1,382	1,554

NOTE 21 — TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

Year ended 31 December	2015 US$’000	2014 US$’000

Oil and natural gas property and operating related	37,167	117,117
Administrative expenses, including salaries and wages	1,253	1,689
Accrued interest payable	3,051	388
Total trade, other payables and accrued expenses	41,471	119,194

NOTE 22 — CREDIT FACILITIES

	2015 US$000	2014 US$000
Morgan Stanley Revolving Facility	67,000	—
Morgan Stanley Term Loan	125,000	—
Wells Fargo Senior Credit Facility	—	95,000
Wells Fargo Junior Credit Facility	—	35,000
Total Credit Facilities	192,000	130,000
Deferred financing fees, net of accumulated amortisation	(4,257)	(1,195)
Total credit facilities, net of deferred financing fees	187,743	128,805

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

	2015	2014
Year ended 31 December	US$’000	US$’000
Balance at the beginning of the period	8,866	5,074
New provisions	560	3,677
Changes in estimates (1)	(5,661)	1,541
Disposals	—	(2,314)
Settlements	(290)	—
New provisions assumed from acquisition	334	822
Unwinding of discount	23	66
Reclassification to liabilities held for sale	(744)	—
Balance at end of period	3,088	8,866

(1) The change in estimates is primarily the result of lower estimated third-party service provider costs to perform restoration work.

NOTE 24 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:

	2015	2014
Year ended 31 December	US$’000	US$’000
Net deferred tax assets:
Share issuance costs	1,342	2,172
Net operating loss carried forward	3,659	1,826
Accrued interest	(2,847)	—
Development and production expenditure	(241)	—
Total net deferred tax assets	1,913	3,998
Deferred tax liabilities:
Development and production expenditure	1,509	(106,343)
Derivatives	(4,371)	(3,351)
Other	(32)	—
Offset by deferred tax assets with legally enforceable right of set-off: Net operating loss carried forward	—	5,943
Credits	150	1,070
Accrued interest	2,744	—
Other	—	12
Total net deferred tax liabilities	—	(102,668)

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

d)              Restricted Share Units on Issue

Details of the restricted share units issued or issuable as at 31 December:

	2015	2014
Grant Date	No. of RSUs	No. of RSUs

15 Oct 2012 (1)	352,676	352,676
19 April 2013	204,914	411,769
28 May 2013	93,562	187,124
15 April 2014	658,080	1,291,951
5 May 2014	45,000	90,000
12 May 2014	63,332	126,666
30 May 2014	503,991	503,991
27 April 2015(3)	28,874	—
28 May 2015	1,545,113	—
28 May 2015 (2)	1,545,113	—
24 June 2015(3)	4,267,002	—
24 June 2015(2) (3)	2,815,681	—
17 July 2015(4)	1,275,000	—
1 August 2015(3)	321,000	—
Total RSUs outstanding	13,719,338	2,964,177

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

NOTE 30 — CASH FLOW INFORMATION

Year ended 31 December		2015 US$’000	2014 US$’000	2013 US$’000

a)	Reconciliation of cash flows from operations with income from ordinary activities after income tax
Profit from ordinary activities after income tax		(263,835)	15,321	15,942
Adjustments to reconcile net profit to net operating cash flows:
Depreciation and amortisation expense		94,584	85,584	36,225
Share options expensed		4,100	1,915	1,590
Unrealised (gains) losses on derivatives		(3,444)	(9,642)	837
Net gain on sale of properties		(790)	(48,604)	(7,335)
Decrease in fair value of securities available for sale		90	—	—
Impairment of development and production assets		321,918	71,212	—
Unsuccessful exploration and evaluation expense		—	10,934	—
Loss on debt extinguishment		1,151	316	140
Add: Interest expense and financing costs(disclosed in investing and financing activities)		9,418	383	—
Recognition of DTA on items directly within equity		—	879	665
Other		2,240	126	(153)
Changes in assets and liabilities:
- (Decrease) increase in current and deferred income tax		(100,583)	(14,606)	5,147
- Decrease in other current assets		2,742	28	2,155
- Decrease (increase) in trade and other receivables		7,007	8,679	(3,541)
- Increase (decrease) in trade and other payables		(2,177)	5,562	10,974
- Increase in tax receivable		(6,522)	—	—
- Decrease in non-current liability		(1,430)	—	—
Net cash provided by operating activities		64,469	128,087	62,646

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

	2015	2014		2013
Year ended 31 December	Number of Options	Weighted Average Exercise Price A$	Number of Options	Weighted Average Exercise Price A$	Number of Options	Weighted Average Exercise Price A$
Outstanding at start of period	2,730,000	0.90	5,051,666	1.02	5,776,666	0.59
Formally issued	—	—	—	—	2,000,000	1.29
Forfeited	—	—	(1,890,000)	1.29	—	—
Exercised	—	—	(431,666)	0.62	(2,725,000)	0.31
Converted to RSUs (1)	(2,730,000)	0.90	—	—	—	—
Outstanding at end of period	—	—	2,730,000	0.90	5,051,666	1.02
Exercisable at end of period	—	—	1,930,000	0.87	2,241,666	0.87

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

Options issued during the year ended 31 December 2013:

	Number of	Estimated Fair
Grant Date	Options	Value (US$’000)	Vesting Conditions
1 April 2013	350,000	$217	20% issuance date, 20% first four anniversaries
24 September 2013	950,000	$475	20% issuance date, 20% first four anniversaries
Total	1,300,000	$692

The following table summarises the key assumptions used to calculate the estimated fair value awarded or granted during the year ended 31 December 2013:

2013
Share price:	A$1.06 — A$1.10
Exercise price:	A$1.25 — 1.40
Expected volatility:	60%
Option term:	5.75 years
Risk free interest rate:	2.82 to 3.10%

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

	Number	Weighted Average Fair Value at Measurement
	of RSUs	Date A$
Outstanding at 31 December 2013	1,704,307	0.83
Issued	2,839,626	0.97
Converted to ordinary shares	(1,479,978)	0.89
Forfeited	(99,778)	0.92
Outstanding at 31 December 2014	2,964,177	0.93
Issued or Issuable	13,322,262	0.53
Converted to ordinary shares	(3,805,789)	0.63
Forfeited	(46,312)	0.93
Outstanding at 31 December 2015	12,434,338	0.55

(1)  The Company began recognizing the expense related to the conversion of all outstanding options to RSUs during 2015. These RSUs were formally issued in early 2016, but were excluded from the outstanding RSUs above as at 31 December 2015.

The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions:

RSUs awarded during the year ended 31 December 2015:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
27 April 2015	28,874	15	25% on 27 April 2016, 2017, 2018 and 2019
28 May 2015	1,545,113	693	33% on 31 January 2016, 2017 and 2018
28 May 2015	1,545,113	1,039	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	4,267,002	1,713	33% on 31 January 2016, 2017 and 2018
24 June 2015	2,815,681	1,609	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	2,809,479	1,128	100% vested upon issuance
1 September 2015	321,000	82	33% on 31 January 2016, 2017 and 2018
	13,332,262	6,279

RSUs awarded during the year ended 31 December 2014:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
15 April 2014	1,842,638	$1,611	25% issuance date, 25% first three anniversaries
5 May 2014	135,000	123	33% issuance date, 33% on 1 January 2015 and 2016
12 May 2014	190,000	172	33% issuance date, 33% first two anniversaries
30 May 2014	671,988	680	25% issuance date, 25% first three anniversaries
	2,839,626	$2,586

RSUs awarded during the year ended 31 December 2013:

		Estimated Fair
Grant Date	Number of RSUs	Value (US$’000)	Vesting Conditions
19 April 2013	863,746	$789	25 % issuance date, 25% first three anniversaries
28 May 2013	374,248	354	25 % issuance date, 25% first three anniversaries
	1,237,994	$1,143

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

A summary of the Company’s outstanding hedge positions as at 31 December 2015 is below:

Oil Derivatives Year	Units (Bbls)	Floor (1)	Weighted Average Ceiling
2016	1,037,063	$50.63	$76.14
2017	624,000	$47.53	$79.92
2018	444,000	$51.47	$81.53
2019	168,000	$52.51	$87.71
Total	2,273,063	$50.08	$80.49

Gas Derivatives Year	Units (MMbtu)	Floor (1)	Weighted Average Ceiling
2016	2,040,000	$2.54	$3.58
2017	1,320,000	$2.85	$3.91
2018	930,000	$3.00	$4.32
2019	360,000	$3.27	$4.65
Total	4,650,000	$2.78	$4.01

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

	2015	2014
Year ended 31 December	US$’000	US$’000

Effect on profit before tax
Increase / (Decrease)
Oil
- improvement in US$ oil price of $10 per barrel	(22,731)	(2,400)
- decline in US$ oil price of $10 per barrel	22,731	3,041
Gas
- improvement in US$ gas price of $0.50 per mcf	(2,325)	(120)
- decline in US$ gas price of $0.50 per mcf	2,325	120

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long- term debt obligations with floating interest rates.

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

NOTE 34—PARENT COMPANY INFORMATION

a)   Cost Basis

	2015	2014
Year ended 31 December	US$’000	US$’000
Parent Entity
Assets
Current assets	18,131	9,108
Investment in subsidiaries	37,937	159,606
Deferred tax assets	1,913	3,998
Related party note receivable	112,481	112,481
Total assets	170,463	285,193
Liabilities
Current liabilities	54	34
Non-current liabilities	—	—
Total Liabilities	54	34
Total net assets	170,409	285,159
Equity
Issued capital	308,430	306,853
Share options reserve	386	386
Foreign currency translation	(48,215)	(30,539)
Retained earnings (loss)	(90,192)	8,459
Total equity	170,409	285,159

Year ended 31 December	2015 US$’000	2014 US$’000	2013 US$’000
Financial Performance
Profit/(loss) for the period before equity in income of subsidiaries	(98,651)	7,334	275
Other comprehensive income	(17,675)	(10,030)	(31,307)
Total profit or loss and other comprehensive income	(116,326)	(2,696)	(31,032)

b)   Equity Basis

Year ended 31 December	2015 US$’000	2014 US$’000
Parent Entity
Assets
Current assets	18,132	9,108
Investment in subsidiaries	37,937	309,453
Deferred tax assets	1,913	3,998
Related party note receivable	112,481	112,481
Total assets	170,463	435,040
Liabilities
Current liabilities	54	34
Non-current liabilities	—	—
Total Liabilities	54	34
Total net assets	170,409	435,006
Equity
Issued capital	308,429	306,853
Share options reserve	11,650	7,550
Foreign currency translation	(1,310)	(832)
Retained earnings (loss)	(148,360)	121,435
Total equity	170,409	435,006

	2015	2014	2013
Year ended 31 December	US$’000	US$’000	US$’000
Financial Performance
Profit/(loss) for the period before equity in income of subsidiaries	6,225	7,334	275
Equity in income of subsidiaries	(276,020)	7,987	15,667
Other comprehensive income	(478)	684	(421)
Total profit or loss and other comprehensive income	(270,273)	16,005	15,521

c)   Cash Flow

	2015	2014	2013
Year ended 31 December	US$’000	US$’000	US$’000
Cash flow from operating activities	(17,772)	(70,216)	(42,934)
Cash flow from investing activities	1,243	9,415	(136,890)
Cash flow from financing activities	5,676	71,761	179,904

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

Set out below is a consolidated statement of profit or loss and other comprehensive income and retained earnings of the Closed Group:

Year ended 31 December	2015 US$’000	2014 US$’000	2013 US$’000
Profit / (loss) before income tax	(99,132)	7,764	(1,497)
Income tax (expense)/benefit	(1,723)	(324)	(1,780)
Profit attributable to members of SEAL	(100,855)	7,440	283
Total comprehensive loss attributable to members of SEAL	(118,526)	(2,813)	(18,924
Retained earnings at 1 January	8,572	1,132	849
Retained earnings (accumulated deficit) at 31 December	(92,284)	8,572	1,132

Set out below is a condensed consolidated statement of financial position of the Closed Group:

	2015	2014
Year ended 31 December	US$’000	US$’000

Current assets
Cash and cash equivalents	245	11,506
Trade and other receivables	3,426	—
Other current assets	10,001	185
Assets held for sale	5,234
Total current assets	18,906	11,691

Non-current assets
Exploration and evaluation expenditure	40	45
Related party note receivable	112,481	112,481
Deferred tax assets	1,913	3,998
Investment in subsidiaries	36,543	158,047
Total non-current assets	150,977	274,571

Total assets	169,883	286,262

Current liabilities
Trade and other payables	31	988
Accrued expenses	1,542	13
Total current liabilities	1,573	1,001

Non-current liabilities
Deferred tax liabilities	3	3
Total non-current liabilities	3	3

Total liabilities	1,576	1,004

Net assets	168,307	285,258

Equity
Issued capital	308,429	306,853
Share option reserve	386	386
Foreign currency translation	(48,224)	(30,553)
Retained earnings (accumulated deficit)	(92,284)	8,572
Total equity	168,307	285,258

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

The Company’s previous estimates of Proved Reserves related to the Denver-Julesburg decreased by 1,431 MBoe in 2013 (81 percent of the Company’s total revisions of previous estimate). This decrease was due to adjusted forecasts for the Denver- Julesburg.

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

Impact of Pricing

The estimates of cash flows and reserve quantities shown above are based upon the unweighted average first-day-of-the- month prices for the previous twelve months. If future gas sales are covered by contracts at specified prices, the contract prices would be used. Fluctuations in prices are due to supply and demand and are beyond our control.

The following average prices were used in determining the Standardized Measure as at:

	Year ended	Year ended	Year ended
	31 December 2015	31 December 2014	31 December 2013
Oil price per Bbl	$48.47	$92.26	$94.55
Gas price per Mcf	$1.27	$4.43	$3.45
NGL price per Bbl	$14.80	$29.96	$28.78

The Company calculates the projected income tax effect using the “year- by-year” method for purposes of the supplemental oil and gas disclosures.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

SUNDANCE ENERGY AUSTRALIA LIMITED

	By:	/s/ Eric P. McCrady
		Name:	Eric P. McCrady
		Title:	Chief Executive Officer

Date: February 24, 2017

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

4.3	Form of Deed of Access, Insurance and Indemnity for Directors and Officers (incorporated by reference from Exhibit 4.9 of the Company’s 20-F filing dated July 11, 2014)

4.4	Form of Employment Agreement, by and between Sundance Energy Inc. and Eric P. McCrady*

8.1	List of significant subsidiaries of Sundance Energy Australia Limited (incorporated by reference from Exhibit 8.1 of the Company’s 20-F filing dated July 11, 2014)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Ernst and Young.**

15.2	Consent of Ryder Scott Company to use its report. *

15.3	Consent of Netherland, Sewell & Associates, Inc. to use its reports. *

15.4	Report of Ryder Scott Company regarding the Company’s estimated proved reserves as of December 31, 2015 dated April 30, 2016*

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

*	Previously filed with the Annual Report on Form 20-F on May 2, 2016.
**	Filed herewith.