Form 20-F
period 2016-12-31
Sundance Energy Australia Ltd
filed 2017-04-28
CIK 1326089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-36302

Sundance Energy Australia Limited
(Exact name of Registrant as specified in its charter)

Australia
(Jurisdiction of incorporation or organization)

633 17th Street, Suite 1950 Denver, CO 80202 Tel: (303) 543-5700
(Address of principal executive offices)

Eric P. McCrady Sundance Energy, Inc. Chief Executive Officer 633 17th Street, Suite 1950 Denver, CO 80202 Tel: (303) 543-5700 Fax: (303) 543-5701
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 100 Ordinary Shares	The NASDAQ Stock Market LLC
Ordinary Shares, no par value*	The NASDAQ Stock Market LLC

*Not for trading, but only in connection with the listing of American Depositary Shares on The NASDAQ Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,249,351,617 Ordinary Shares at December 31, 2016

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

EXPLANATORY NOTES

Unless otherwise indicated or the context implies otherwise:

•                  “we,” “us,” “our” or “Sundance” refers to Sundance Energy Australia Limited, an Australian corporation, and its subsidiaries;

•      “ADSs” refers to our American Depositary Shares, each of which represents 100 ordinary shares;

•      “ADRs” refers to American Depositary Receipts, which evidence the ADSs;

•                  “SEC” refers to the Securities and Exchange Commission;

•                  “shares” or “ordinary shares” refers to our ordinary shares;

•                  “Netherland Sewell” refers to Netherland, Sewell & Associates, Inc., the independent engineering firm, that provided the estimates of proved oil and natural gas reserves as of December 31, 2014; and

•                  “Ryder Scott” refers to Ryder Scott Company L.P., the independent engineering firm, that provided the estimates of proved oil and natural gas reserves as of December 31, 2016 and 2015.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report may constitute “forward-looking statements.” Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this annual report, the words “anticipate,” “believe,” “estimate,” “project,” “intend” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital, general economic and business conditions, environmental and other liability and other factors identified under Item 3.D. “Key Information—Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated or expected. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this annual report and will not be revised or updated to reflect events after the date of annual report.

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

We will remain an emerging growth company until the earliest of the following:

•                  the end of the first fiscal year in which the market value of our ordinary shares that are held by non-affiliates is at least $700 million as of the end of the second quarter of such fiscal year;

•                  the end of the first fiscal year in which we have total annual gross revenues of at least $1.07 billion;

•                  the date on which we have issued more than $1 billion in non-convertible debt securities in any rolling three year period; or

•                  December 31, 2020.

Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided for by the JOBS Act.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.                                    Selected Financial Data

The following tables set forth summary historical financial data for the periods indicated. The consolidated statement of operations data for the years ended December 31, 2016, 2015 and 2014 and the balance sheet information as of December 31, 2016 and 2015 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth beginning on page F-1 of this annual report. The selected consolidated statement of operations data for the year ended December 31, 2013, the six-month period ended December 31, 2012 and the year ended June 30, 2012 and the consolidated balance sheet information as at December 31, 2014, 2013, 2012 and June 30, 2012 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein. Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in U.S. dollars and in accordance with Australian Accounting Standards. Our financial statements comply with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

	Year ended December 31,				Six-month period ended December 31,	Year ended June 30,
(In $ ‘000s)	2016	2015	2014	2013	2012	2012
		Restated(1)
Statement of Profit or Loss:
Revenues:
Oil revenue	$57,296	$82,949	$144,994	$79,365	$16,790	$27,965
Natural gas revenue	4,937	4,720	6,161	2,774	934	1,822
Natural gas liquids (NGL) (2)	4,376	4,522	8,638	3,206	—	—
Total oil and natural gas revenues	66,609	92,191	159,793	85,345	17,724	29,787
Lease operating and production tax expenses	17,137	24,498	20,489	18,383	4,082	6,355
Depreciation and amortization expense	48,147	94,584	85,584	36,225	6,116	11,111
General and administrative expense	12,110	17,176	15,527	15,297	5,810	6,863
Finance costs, net of interest income	12,219	9,418	(494)	(351)	578	(111)
Loss on debt extinguishment	—	1,451	—	—	—	—
Impairment of non-current assets	10,203	321,918	71,212	—	—	357
Exploration and evaluation expenditure	30	7,925	10,934	—	—	—
Gain on sale of non-current assets	—	(790)	(48,604)	(7,335)	(122,327)	(3,004)
(Gain) / loss on commodity hedging	12,761	(15,256)	(11,009)	554	(639)	(1,945)
Realized currency loss	—	—	—	—	—	4

	Year ended December 31,				Six-month period ended December 31,	Year ended June 30,
(In $ ‘000s)	2016	2015	2014	2013	2012	2012
		Restated (1)
Other (income) expense	(2,009)	—	686	1,063	—	—
Income tax expense (benefit)	1,705	(107,138)	(841)	5,567	46,616	4,145
Profit (loss) attributable to owners of Sundance	$(45,694)	$(263,835)	$15,321	$15,942	$76,210	$6012

Other comprehensive income (loss)
Exchange differences arising on translation of foreign operations	(532)	(478)	684	(421)	(154)	(274)
Total comprehensive income (loss) attributable to owners of Sundance	$(46,226)	$(264,313)	$16,005	$15,521	$76,056	$5,765
Basic and diluted earnings (loss) per share	$(0.05)	$(0.48)	$0.03	$0.04	$0.27	$0.02
Basic weighted average number of ordinary shares outstanding	870,582,898	552,847,289	531,391,405	413,872,184	277,244,883	277,049,463
Other Supplementary Data:
Adjusted EBITDAX(3)	$47,863	$64,781	$126,373	$52,594	$9,223	$17,093

(1)           The Company filed an amendment to its Form 20-F for the fiscal year ended December 31, 2015 to correct an identified accounting error related to its income tax benefit and deferred tax liabilities.  The restated amounts are reflected in the table above.  Refer to Item 18, Note 7 for additional discussion.

(2)          Prior to the year ended December 31, 2013, our NGL sales were insignificant as compared to our overall gas sales and as such, were included in our natural gas sales.

(3)           Adjusted EBITDAX is a supplemental non-IFRS financial measure. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to our profit (loss) attributable to owners of Sundance, see “Adjusted EBITDAX” below.

	December 31,				Six month period ended December 31	Year ended June 30
(In $ ‘000s)	2016	2015	2014	2013	2012	2012
		Restated(1)
Statement of Financial Position Data:
Cash and cash equivalents	$17,463	$3,468	$69,217	$96,871	$154,110	$15,328
Assets held for sale	18,309	90,632	—	11,484	—	—
Total current assets	58,840	125,345	114,045	141,141	175,424	30,691
Oil and natural gas properties:
Development and production assets	338,709	250,922	519,013	312,230	79,729	87,274
Exploration and evaluation expenditure	34,366	26,323	155,130	166,144	33,439	11,436
Total assets	432,088	409,835	796,520	625,060	291,435	130,316
Current liabilities	31,820	42,215	119,324	140,862	51,842	30,393
Credit facilities, net of deferred financing fees	188,249	187,743	128,805	29,141	29,570	14,655
Restoration provision	7,072	3,088	8,866	5,074	1,228	588
Deferred tax liabilities	—	—	102,668	102,711	56,979	10,476
Total non-current liabilities	202,445	191,251	242,190	136,957	87,777	25,719
Total liabilities	234,265	233,466	361,514	277,819	139,619	56,112
Net assets	197,823	176,369	435,006	347,241	151,816	74,204
Issued capital	373,585	308,429	306,853	237,008	58,694	57,978

(1)           The Company filed an amendment to its Form 20-F for the fiscal year ended December 31, 2015 to correct an identified accounting error related to its income tax benefit and deferred tax liabilities.  The restated amounts are reflected in the table above.  Refer to Item 18, Note 7 for additional discussion.

	Year ended December 31,,				Six month period ended December 31,	Year ended June 30,
(In $ ‘000s)	2016	2015	2014	2013	2012	2012

Net Cash Flow Data:
Net cash provided by operating activities	$42,660	$64,469	$128,087	$62,646	$9,386	$11,832
Net cash (used in) provided by investing activities	(79,991)	(180,771)	(323,235)	(164,355)	114,571	(36,149)
Net cash provided by financing activities	51,776	50,403	167,595	44,455	14,846	14,734

Adjusted EBITDAX

Adjusted EBITDAX is a supplemental non-IFRS financial measure that is used by our management and external users of our consolidated financial statements, such as investors, industry analysts and lenders.

We define “Adjusted EBITDAX” as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation, gains and losses on commodity hedging, net of settlements of commodity hedging and certain other non-cash or non-recurring income/expense items.

Our management believes Adjusted EBITDAX is useful because it allows us to more effectively evaluate our operating performance, identify operating trends (which may otherwise be masked by the excluded items) and compare the results of our operations from period to period without regard to our financing policies and capital structure. We exclude the items listed above from profit attributable to owners of Sundance in arriving at Adjusted EBITDAX, because these amounts can vary substantially from company to company within our industry, depending upon accounting policies and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income or cash flows from operating activities as determined in accordance with IFRS, as issued by the IASB, or as an indicator of our operating performance or liquidity.

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

The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

	Year ended December 31,				Six month period ended Decmber 31,	Year ended June 30,
(In $ ‘000s)	2016	2015	2014	2013	2012	2012
		Restated (1)
IFRS Net Profit Reconciliation to Adjusted EBITDAX:
Profit (loss) attributable to owners of Sundance	$(45,694)	$(263,835)	$15,321	$15,942	$76,210	$6,012
Income tax (benefit) expense	1,705	(107,138)	(841)	5,567	46,616	4,145
Finance costs, net of (interest received)	12,219	9,418	494	(232)	578	(111)
Loss on debt extinguishment	—	1,451	—	—	—	—
Loss (gain) on commodity hedging	12,761	(15,256)	(10,792)	554	639	(1,945)
Settlement of commodity hedging	8,672	12,404	1,150	283	551	(297)
Depreciation and amortization expense	48,147	94,584	85,584	36,225	6,116	11,111
Impairment of non-current assets	10,203	321,918	71,212	—	—	357
Exploration expense	30	7,925	10,934	—	—	—
Share based compensation, value of services	2,524	4,100	1,915	1,590	840	825
Gain on sale of non-current assets	—	(790)	(48,604)	(7,335)	(122,327)	(3,004)
Other income, net (2)	(2,704)	—	—	—	—	—
Adjusted EBITDAX	$47,863	$64,781	$126,373	$52,594	$9,223	$17,903

(1) The Company filed an amendment to its Form 20-F for the fiscal year ended December 31, 2015 to correct an identified accounting error related to its income tax benefit and deferred tax liabilities. The restated amounts are reflected in the table above. Refer to Item 18, Note 7 for additional discussion.

(2) Includes non-recurring proceeds from an insurance settlement of $2.4 million and a litigation settlement of $1.2 million, offset by restructuring charges of $(0.8) million and other $(0.1) million for the year ended December 31, 2016.

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

Our revenues, profitability, liquidity, ability to access capital and future growth prospects are highly dependent on the prices we receive for our oil, natural gas and NGLs. The prices of these commodities are subject to wide fluctuations in response to relatively minor changes in supply and demand.  Historically, the markets for oil, natural gas and NGLs have been volatile, and we expect this volatility to continue.  For example, average daily prices for NYMEX-WTI crude oil ranged from a high of $54.01 per barrel to a low of $26.19 per barrel during 2016. The prices we receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include:

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

•                  shareholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas and related infrastructure;

•                  the actions of the Organization of Petroleum Exporting Countries (“OPEC”) and the ability of OPEC and other producing nations to agree to and maintain production levels;

•                  technological advances affecting energy consumption; and

•                  the price and availability of alternative fuels.

Further, oil, natural gas and NGL prices do not necessarily fluctuate in direct relationship to each other. Because approximately 63% and 17% of our estimated proved reserves as of December 31, 2016 were attributed to oil and NGLs, our financial results are more sensitive to movements in oil prices. The price of oil has been extremely volatile, and we expect this volatility to continue for the foreseeable future. Substantially all of our oil production is sold to purchasers under short-term (less than 12 months) contracts at market-based prices.

Prolonged further sustained declines in oil, natural gas and NGL prices may have the following effects on our business:

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

As of December 31, 2016, we have commodity price hedging agreements on approximately 40% of our expected Boe production for 2017. To the extent we are unhedged, we have significant exposure to adverse changes in the prices of oil, natural gas and NGLs that could materially and adversely affect our business and results of operations.

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

Drilling for and producing oil, natural gas and NGLs are high risk activities with many uncertainties that could adversely affect our business, financial condition and results of operations.

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

•                  reductions in oil, natural gas and NGL prices;

•                  compliance with governmental requirements; and

•                  shortages or delays in the availability of drilling rigs, equipment and personnel.

Even if our exploration, development and drilling efforts are successful, our wells, once completed, may not produce reserves of oil, natural gas or NGLs that are economically viable or that meet our prior estimates of economically recoverable reserves. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial position by reducing our available cash and liquidity. In addition, the potential for production decline rates for our wells could be greater than we expect. Because of the risks and uncertainties inherent to our businesses, our future drilling results may not be comparable to our historical results described elsewhere in this annual report.

Our exploration, development and exploitation projects require substantial capital expenditures. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our oil and natural gas reserves with resulting adverse effects on our cash flow and liquidity.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business for the development, exploitation, production and acquisition of oil, natural gas and NGL reserves. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. We intend to finance our development plan in 2017 primarily with cash flows from operations and our previously announced Mississippian/Anadarko asset sale, but we may also finance our future capital expenditures through a variety of other sources, including through borrowings under available credit facilities, additional asset sales, or through the issuance of debt and/or equity, which may alter or increase our capitalization substantially.

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

•                  global credit and securities markets;

•                  our ability to acquire, locate and produce new reserves and the cost of such reserves; and

•                  the ability of our lenders to provide us with credit or additional borrowing capacity.

If our revenues or the amounts we can borrow under available credit facilities decrease as a result of lower oil or natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, or at all. If cash generated by operations or cash available under our credit facilities is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our prospects, which in turn could lead to a decline in our oil and natural gas reserves and production levels, and could adversely affect our business, financial condition and results of operations.

Our level of indebtedness may reduce our financial flexibility.

We intend to fund our capital expenditures through a combination of cash flow from operations, borrowings under available credit facilities and, if necessary, alternative debt or equity financings. As of the date of this report we did not have any incremental borrowing capacity under our current credit agreement with Morgan Stanley (“Credit Agreement”), and as a result our ability to make the necessary capital investment to maintain or expand our asset base and develop oil and natural gas reserves will be impaired if cash flow from operations is reduced and external sources of capital become limited or unavailable. If we obtain alternative debt or equity financing for these or other purposes, the related risks that we now face could intensify. Our level of debt could adversely affect our business and results of operations in several important ways, including the following:

•                  a portion of our cash flow from operations would be used to pay interest on borrowings;

•                  the covenants contained in available credit facilities limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in general business and economic conditions;

•                  a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

•                  a leveraged financial position would make us more vulnerable to economic downturns and decreases in commodity prices and could limit our ability to withstand competitive pressures; and

•                  any debt that we incur under our existing senior secured revolving credit facility will be at variable rates, which could make us vulnerable to an increase in interest rates.

Operating hazards, natural disasters or other interruptions of our operations could result in potential liabilities, which may not be fully covered by our insurance.

The oil and natural gas business involves operating hazards such as:

•                  well blowouts;

•                  mechanical failures;

•                  fires and explosions;

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

•                  pipeline ruptures or spills;

•                  inclement weather;

•                  releases of toxic gases; and

•                  other environmental hazards and risks (including groundwater contamination).

Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims, regulatory investigation, penalties and suspension of operation and other damage to our properties and the property of others.

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

SEC rules require that, subject to limited exceptions, our PUDs may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement limits our ability to book additional PUDs as we pursue our drilling program. Moreover, we may be required to write-down our PUDs if we do not drill those wells within the required five-year time frame, or if oil and natural gas prices decrease, making the PUDs uneconomic.  Lower PV-10 value, resulting from fewer PUDs  may negatively impact investor perception of our Company.

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

Ultimately, the success of these drilling and completion techniques can only be evaluated as more wells are drilled and production profiles are established over a sufficiently long time period. If our drilling does not meet our anticipated results or we are unable to execute our drilling program because of capital constraints, lease expirations, access to gathering systems and limited takeaway capacity or otherwise and/or oil and natural gas prices decline, the return on our investment in these areas may not be as attractive as we anticipate. Further, as a result of any of these developments we could incur material write-downs of our oil and natural gas properties and the value of our undeveloped acreage could decline in the future.

Our identified drilling locations are scheduled to be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Our final determination of whether to drill any scheduled or budgeted wells,will be dependent on a number of factors, including:

•                  ongoing review and analysis of geologic and engineering data;

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

•                  the ability to maintain, extend or renew leases and permits on reasonable terms for the prospects;

•                  additional due diligence;

•                  regulatory requirements and restrictions; and

•                  the opportunity to divert our drilling budget to preferred prospects.

Although we have identified or budgeted for numerous drilling prospects, we may not be able to lease or drill those prospects within our expected time frame or at all. Wells that are currently part of our capital plan may be based on results of drilling activities in other areas that we believe are geologically similar to a prospect rather than on analysis of seismic or other data in the prospect area, in which case actual drilling and results are likely to vary, possibly materially, from results in other areas. In addition, our drilling schedule may vary from our expectations because of future uncertainties, and our ability to produce oil, natural gas and NGLs may be significantly affected by the availability and prices of equipment and personnel.

Our management team has specifically identified and scheduled certain drilling locations as an estimation of our future multi-year drilling activities on our existing properties. These locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including crude oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals and other factors. Because of these uncertain factors, we do not know if the numerous potential well locations we have identified will ever be drilled or if we will be able to produce oil, natural gas or NGLs from these or any other potential locations. In addition, unless production is established within the spacing units covering the undeveloped acres on which some of the potential locations are obtained, the leases for such acreage will expire. Therefore, our actual drilling activities may materially differ from those presently identified.

In addition, we will require significant additional capital over a prolonged period in order to pursue the development of these locations, and we may not be able to raise or generate the capital required to do so. Any drilling activities we are able to conduct on these potential locations may not be successful or result in the addition of proved reserves to our overall proved reserves or may result in a downward revision of our estimated proved reserves, which could have a material adverse effect on our future business and results of operations.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our development plans within our budget and on a timely basis.

The demand for drilling rigs, pipe and other equipment and supplies, as well as for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry, can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Our operations are concentrated in areas in which the oil and gas industry has historically increased rapidly, and as a result, demand for such drilling rigs, equipment and personnel, as well as access to transportation, processing and refining facilities in these areas, and the costs for those items also increased. However, beginning in the second half of 2014, commodity prices began to decline and the demand for goods and services has subsided due to reduced activity. To the extent that commodity prices improve in the future, any delay or inability to secure the personnel, equipment, power, services, resources and facilities access necessary for us to maintain or increase our development activities could result in production volumes being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on our cash flow and profitability. Furthermore, if we are unable to secure a sufficient number of drilling rigs at reasonable costs, we may not be able to drill all of our acreage before our leases expire.

Development of our PUDs may take longer than expected and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated proved undeveloped reserves may not be ultimately developed or produced.

As of December 31, 2016, approximately 58% of our total proved reserves were proved undeveloped.  These reserve estimates reflected our plans to make significant capital expenditures to convert our proved undeveloped reserves into proved developed reserves.  Our approximately 17.0 MMBoe of estimated proved undeveloped reserves will require an estimated $247.4 million of development capital over the next five years. Development of these undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Delays in the development of our reserves, increases in costs to drill and develop such reserves, or decreases in commodity prices will reduce the PV-10 value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could require us to reclassify our proved undeveloped reserves as unproved reserves.

Further, our reserves data assumes that we can and will make these expenditures and that these operations will be conducted successfully. These assumptions, however, may not prove correct. If we choose not to spend the capital to develop these reserves, or if we are not otherwise able to successfully develop these reserves, we will be required to write them off. Any such write-offs of our reserves could reduce our ability to borrow and adversely affect our liquidity and available capital.

Certain of our undeveloped leasehold acreage is subject to leases expiring over the next several years unless production is established on units containing the acreage.

Certain of our undeveloped leasehold acreage is subject to leases that will expire unless production is established. For these properties, if production in commercial quantities has not been established on the leased property or units that include the leased property containing these leases, our leases will expire and we will lose our right to develop the related properties. As of December 31, 2016, 24,740 net acres of our total acreage position were not held by production. For the acreage underlying such properties, if production in paying quantities is not established on units containing these leases, approximately 5,726 net acres will expire in 2017, and approximately 19,014 net acres will expire in 2018.

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

Our producing properties are located primarily in Eagle Ford, making us vulnerable to risks associated with operating in a limited number of geographic areas.

Following the completion of the previously announced dispositions of our assets located in the Anadarko basin and  Mississippian/Woodford formations, all of our producing properties will be geographically concentrated in the Eagle Ford area. As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in these areas caused by governmental regulation, processing or transportation capacity constraints, market limitations, availability of equipment and personnel, water shortages or other drought related conditions or interruption of the processing or transportation of oil, natural gas or NGLs, any of which could adversely affect our business, results of operations and financial condition.

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

•                  the operator may not approve of other participants in drilling wells;

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

Any of these events could significantly and adversely affect our anticipated exploration and development activities. Under our joint operating agreements, we will be required to pay our percentage interest share of all costs and liabilities incurred by the operator on behalf of the working interest owners in connection with joint venture activities. In common with other working interest owners, if we fail to pay our share of any costs and liabilities, we may be deemed to have elected non-participation with respect to operations affected and we may be subject to loss of interest through foreclosure of operator liens invoked by participating working interest owners which may subject us to non-consent penalties. We operated 87.1% of our total production for the year ended December 31, 2016.

Our estimated proved reserves are based on many assumptions that may turn out to be inaccurate and any significant inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and present value of our reserves.

There are uncertainties inherent in estimating oil and natural gas reserves and their estimated value, including many factors beyond our control. The reserve data in this annual report represent only estimates. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner and is based on assumptions that may vary considerably from actual results. Reservoir engineering also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Accordingly, actual production, oil and natural gas prices, revenue, taxes, operating expenses, expenditures and quantities of recoverable oil and natural gas reserves will likely vary, possibly materially, from estimates. Any significant variance in our estimates or the accuracy of our assumptions could materially affect the estimated quantities and present value of reserves shown in this annual report, which could adversely affect business, results of operations and financial condition.

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

The capitalized costs of our oil and natural gas properties, on an area of interest basis, cannot exceed the estimated discounted future net cash flows of that area of interest. If net capitalized costs exceed discounted future net revenues, we generally must write down the costs of each area of interest to the estimated discounted future net cash flows of that area of interest. We incurred impairment of development and production properties expense and impairment of exploration and evaluation expenditures properties expense totaling $2.3 million and $7.9 million, respectively, during 2016 and $184.4 million and $137.2 million, respectively, during 2015.

Commodity prices significantly declined in 2015 and 2016. Continued declines in the prices of crude oil, natural gas, or NGLs or unsuccessful exploration efforts could cause additional development and production and/or exploration and evaluation expenditure property impairments in the future.

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

Our Credit Agreement provides for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and a term loan of $125 million (the “Term Loan”).  Our Revolving Facility had a borrowing base of $67 million as of the date of this report, which was fully drawn.  As of the date of this report, we did not have any incremental borrowing capacity under our Credit Agreement.

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

At December 31, 2016, we had approximately $18.3 million of assets classified held for sale, certain of which were included in the borrowing base value under our Credit Agreement.  Upon the sale of these assets, our lenders may elect to reduce the then effective borrowing base by an amount equal to the value attributed to those assets if the value of the remaining assets doesn’t meet the prescribed asset coverage thresholds.  If the valuation was unchanged at the time of the sale, the lender could elect to require repayment of that pro rata portion of the outstanding debt.  That being said, there are many variables that affect the lender’s determination of borrowing base value at any point in time and therefore it is difficult for management to estimate the borrowing base value in the future so the amount that would be required to be repaid, if any, is uncertain.

Our Credit Agreement has substantial restrictions and financial covenants that restrict our business and financing activities.

The operating and financial restrictions and covenants in our Credit Agreement restrict our ability to finance future operations or capital needs and to engage, expand or pursue our business activities. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by our results of operations and financial condition and events or circumstances beyond our control. If we violate any of the restrictions, covenants, ratios or tests in our Credit Agreement, our indebtedness may become immediately due and payable, the interest rates under our Credit Agreement may increase and the lenders’ commitment, if any, to make further loans to us may terminate. In the event that some or all of the amounts outstanding under our Credit Agreement are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts and our lenders could foreclose upon critical assets.  As a result, we may be unable to complete any further development of our properties and it may affect our ability to continue as a going concern. For a description of our credit facilities, please see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.”

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

We may not be able to keep pace with technological developments in our industry.

The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial costs. In addition, other oil and natural gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and that may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures or implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete, our business, financial condition or results of operations could be materially and adversely affected.

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

The existence of title deficiencies with respect to our oil and natural gas properties could reduce their value or render such properties worthless, which would have a material adverse effect on our business and financial results. We do not obtain title insurance and have not necessarily obtained drilling title opinions on all of our oil and natural gas properties. As is customary in the industry in which we operate, we generally rely upon the judgment of oil and natural gas lease brokers or independent landmen who perform the field work in examining records in the appropriate governmental offices and abstract facilities before attempting to acquire or place under lease a specific mineral interest and before drilling a well on a leased tract, and we generally make title investigations and receive title opinions of local counsel before we commence drilling operations. In some cases, we perform curative work to correct deficiencies in the marketability or adequacy of the title assigned to us. In cases involving more serious title problems, the amount paid for affected oil and natural gas leases can be lost, and the target area can become undrillable. While we undertake to cure all title deficiencies prior to drilling, the failure of title may not be discovered until after a well is drilled, in which case we may lose the lease, our investment in the well and the right to produce all or a portion of the minerals under the property. A significant portion of our acreage is undeveloped leasehold, which has a greater risk of title defects than developed acreage.

Our operations are subject to health, safety and environmental laws and regulations that may expose us to significant costs and liabilities.

The conduct of exploration for, and production of, hydrocarbons may expose our staff to potentially dangerous working environments. Occupational health and safety legislation and regulations differ in each jurisdiction. In March 2016, the Occupational Safety and Health Administration (“OSHA”) issued a final rule related to worker exposure to respirable dust from silica sand, a common additive to hydraulic fracturing fluids. Compliance with the rule may require significant investment in engineering and workplace controls.  If any of our employees suffer injury or death, compensation payments or fines may have to be paid, and such circumstances could result in the loss of a license or permit required to carry on the business, or other legislative sanction, all of which have the potential to materially and adversely affect our business, results of operations and financial condition.

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

On March 20, 2015, the Bureau of Land Management (“BLM”) issued its final regulations for hydraulic fracturing on federal and tribal lands. The new regulations require, among other things, disclosure of chemicals, annulus pressure monitoring, flow back and produced water management and storage, and more stringent well integrity measures associated with hydraulic fracturing operations on public land. On June 21, 2016, however, the U.S. District Court for the District of Wyoming enjoined BLM from enforcing the regulations, concluding that the agency lacked the authority to issue them. BLM appealed that decision to the U.S. Court of Appeals for the Tenth Circuit. The appeal is pending.

At the U.S. federal level, hydraulic fracturing that does not involve the use of diesel fuels is exempt from regulation under the Safe Drinking Water Act (“SDWA”). However, the United States Congress (“Congress”) has considered and may continue to consider eliminating this regulatory exemption, which could subject hydraulic fracturing activities to regulation and permitting by the Environmental Protection Agency (“EPA”) under the SDWA. On June 28, 2016, the EPA issued final pre-treatment standards prohibiting the disposal of wastewater pollutants from on shore unconventional oil and gas extraction facilities to publicly owned treatment works.  EPA’s regulation of hydraulic fracturing may result in our incurring additional costs to comply with such requirements that may be significant in nature.  Such regulation may result in our experiencing delays or curtailment in the pursuit of exploration, development, or production activities, and we could even be prohibited from drilling and/or completing certain wells.

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

Conservation measures and technological advances could reduce demand for crude oil, natural gas and NGLs.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to crude oil, natural gas and NGLs, technological advances in fuel economy and energy generation devices could reduce demand for crude oil, natural gas and NGLs. The impact of the changing demand for crude oil, natural gas and NGL services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

In addition, as discussed in more detail below, the EPA finalized its New Source Performance Standard (“NSPS”) rule regulating carbon dioxide from new, modified and reconstructed fossil fuel-fired power plants and the Clean Power Plan for existing fossil fuel-fired power plants.  While these rules will more negatively impact coal-fired power plants, natural gas-fired power plants may also face liability under the rules and increased costs of operation. The Trump Administration is currently reviewing the Obama era climate regulations, and the President has stated an interest in easing the regulations.

In May 2016, the EPA issued final regulations intended to reduce methane emissions from the oil and gas sector by 40 to 45 percent from 2012 levels by 2025.   On October 20, 2016, EPA issued final Control Techniques Guidelines for reducing smog-forming VOC emissions from existing oil and natural gas equipment and processes in certain states and areas with smog problems. The methane regulations could affect us indirectly by affecting our customer base or by directly regulating our operations. In either case, these new developments could result in increased costs of operation and exposure to liability.

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

Terrorist attacks aimed at energy operations could adversely affect our business.

The continued threat of terrorism and the impact of military and other government action have led and may lead to further increased volatility in prices for oil and natural gas and could affect these commodity markets or the financial markets used by us. In addition, the U.S. government has issued warnings that energy assets may be a future target of terrorist organizations. These developments have subjected oil and natural gas operations to increased risks. Any future terrorist attack on our facilities, customer facilities, the infrastructure depended upon for transportation of products, and, in some cases, those of other energy companies, could have a material adverse effect on our business.

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

Historically, we have entered into a number of commodity derivative contracts in order to hedge a portion of our oil and natural gas production. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which requires the SEC and the Commodity Futures Trading Commission (“CFTC”) to promulgate rules and regulations implementing the legislation. In its rulemaking under the Dodd-Frank Act, the CFTC has proposed new regulations to set position limits for certain futures, options and swap contracts in designated physical commodities, including, among others, oil and natural gas. Certain bona fide hedging transactions positions would be exempt from the position limits as currently proposed. It is not possible at this time to predict when the CFTC will finalize these regulations or whether the proposed rules will be modified prior to becoming effective, so the impact of those provisions on us is uncertain at this time. The Dodd-Frank Act and CFTC rules have also designated certain types of swaps (thus far, only certain interest rate swaps and credit default swaps) for mandatory clearing and exchange trading, and may designate other types of swaps for mandatory clearing and exchange trading in the future. To the extent that we engage in such transactions or transactions that become subject to such rules in the future, we will be required to comply with the clearing and exchange trading requirements or to take steps to qualify for an exemption to such requirements. In addition, certain banking regulators and the CFTC have adopted final rules establishing minimum margin requirements for uncleared swaps. Although we expect to qualify for the end-user exception from margin requirements for swaps to other market participants, such as swap dealers, these rules may change the cost and availability of the swaps we use for hedging. If any of our swaps do not qualify for the commercial end-user exception, we could be required to post initial or variation margin, which would impact liquidity and reduce our cash. This would in turn reduce our ability to execute hedges to reduce risk and protect cash flows.

Other regulations to be promulgated under the Dodd-Frank Act also remain to be finalized. As a result, it is not possible at this time to predict with certainty the full effects of the Dodd-Frank Act and CFTC rules on us and the timing of such effects. The Dodd-Frank Act and regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Further, to the extent our revenues are unhedged, they could be adversely affected if a consequence of the Dodd-Frank Act and implementing regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on our financial position, results of operations and cash flows. In addition, non-U.S. jurisdictions are implementing regulations with respect to the derivatives market. To the extent we transact with counterparties in foreign jurisdictions, we may become subject to such regulations. At this time, the impact of such regulations is not clear.

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

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct day-to-day operations including certain exploration, development and production activities. For example, software programs are used to interpret seismic data, manage drilling rigs, production equipment and gathering and transportation systems, as well as conduct reservoir modeling and reserve estimation for compliance reporting.

We are dependent on digital technologies including information systems and related infrastructure, to process and record financial and operating data, communicate with our employees, business partners, and shareholders, analyze seismic and drilling information, estimate quantities of oil and natural gas reserves as well as other activities related to our business. Our business partners, including vendors, service providers, purchasers of our production and financial institutions are also dependent on digital technology. The technologies needed to conduct oil and natural gas exploration, development and production activities make certain information the target of theft or misappropriation.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased. A cyber-attack could include gaining unauthorized access to digital systems for the purposes of misappropriating assets or sensitive information, corrupting data, causing operational disruption, or result in denial-of-service on websites.

Our technologies, systems, networks, and those of our business partners may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period of time. A cyber incident involving our information systems and related infrastructure, or that of our business partners, could disrupt our business plans and negatively impact our operations.

Certain federal income tax deductions currently available with respect to oil and natural gas exploration and development may be eliminated as a result of future legislation.

In past years, legislation has been proposed from time to time that contains proposals to eliminate certain key U.S. federal income tax preferences currently available to oil and natural gas exploration and production companies. These proposals include, but are not limited to (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain U.S. production activities and (iv) an extension of the amortization period for certain geological and geophysical expenditures. The Trump Administration has called for a comprehensive tax reform that would significantly change U.S. tax laws. It is unclear whether any of the foregoing proposals will actually be considered and enacted as part of tax reform legislation or how soon any such changes in law could become effective. The passage of any legislation as a result of these proposals or any other similar change in U.S. federal income tax law could eliminate and/or defer certain tax deductions that are currently available with respect to oil and natural gas exploration and production. Any such change could materially adversely affect our business, financial condition and results of operations by increasing the after-tax costs we incur which would in turn make it uneconomic to drill some locations if commodity prices are not sufficiently high, resulting in lower revenues and decreases in production and reserves.

Risks Related to our Shares and ADSs

The market price and trading volume of our ordinary shares and ADSs may be volatile and may be affected by economic conditions beyond our control.

Our ordinary shares are listed on the ASX under the symbol “SEA” and our ordinary shares in the form of ADSs are listed on NASDAQ under the symbol “SNDE.” The market price of our ordinary shares on the ASX and ADSs on NASDAQ may be highly volatile and subject to wide fluctuations. In addition, the trading volume of our ordinary shares and ADSs may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares or ADSs declines significantly, you may be unable to resell your ordinary shares or ADSs at or above the purchase price, if at all. We cannot assure you that the market price of our ordinary shares or ADSs will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our ordinary shares and ADSs or result in fluctuations in their price and trading volume include:

•                  actual or expected fluctuations in our operating results or liquidity;

•                  actual or expected changes in our growth rates or our competitors’ growth rates;

•                  changes in commodity prices for oil, natural gas and NGLs we produce;

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

•                  announcements by us or competitors of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;

•                  actions taken by our lenders;

•                  conditions in the oil and natural gas industry in general;

•                  conditions in the financial markets or changes in general economic conditions; and

•                  the other factors described in this “Risk Factors” section.

The dual listing of our ordinary shares and ADSs may adversely affect the liquidity and value of our ordinary shares and ADSs.

Our ADSs are traded on NASDAQ, and the underlying ordinary shares are traded on the ASX. The dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the maintenance of an active trading market for ADSs in the United States. The price of our ADSs could also be adversely affected by trading in our ordinary shares on the ASX. Although our ordinary shares are currently listed on the ASX, we may decide at some point in the future to delist our ordinary shares from the ASX, and our shareholders may approve such delisting. We cannot predict the effect such delisting of our ordinary shares on the ASX would have on the market price of our ADSs on NASDAQ.

The sale or availability for sale of substantial amounts of our ordinary shares or ADSs could adversely affect their market price.

Sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares or ADSs to decline. As of April 10, 2017, we had 1,249,351,617 ordinary shares outstanding, with 7,917,988 of our ordinary shares being held in the United States by 65 holders of record and 1,204,317,759 of our ordinary shares being held in Australia by 4,211 holders of record. Among these shares, 52,969,100 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares and ADSs outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. Sales, or perceived potential sales, by our existing shareholders and ADSs might make it more difficult for us to issue new equity or equity-related securities in the future at such a time and place as we deem appropriate.

While our ADSs are listed on NASDAQ, trading is limited, sporadic and volatile.  There is no assurance that an active trading market in our ADSs will develop in the United States, or if such a market develops, that it will be sustained. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our ADSs in the United States.

ADSs represent only a relatively small percentage of our ordinary shares,  which may limit the liquidity of the ADSs and have a negative impact on the price of the ADSs.

ADSs represent only a relatively small number of our ordinary shares actively traded in public markets. Limited liquidity may increase the volatility of the prices of our ADSs and the underlying ordinary shares.

Future sales and issuances of our ADSs or rights to purchase ADSs and any equity financing that we pursue, could result in significant dilution of the percentage ownership of our shareholders and could cause our ADS price to fall.

To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. In any financing transaction, we may sell ordinary shares or ADSs, convertible securities or other equity securities. If we sell ordinary shares or ADSs, convertible securities or other equity securities, our shareholders and ADS holders investment in our ordinary shares or ADSs will be diluted. These sales may also result in material dilution to our existing shareholders and ADS holders, and new investors could gain rights superior to our existing shareholders and ADS holders.

ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, executes and delivers ADSs on our behalf. Each ADS is a certificate evidencing a specific number of ADSs. ADS holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying the ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary and the ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs and Australian law and our Constitution govern shareholder rights.

ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future). Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares underlying ADSs will be paid to the depositary, which has agreed to pay to the ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. The ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to the ADS holders amounts distributed by us as a dividend or distribution.

You must act through the ADR depositary to exercise your voting rights and, as a result, you may be unable to exercise your voting rights on a timely basis.

Holders of our ADSs (and not the ordinary shares underlying ADSs) will not be treated as one of our shareholders and will not have shareholder rights. The ADR depositary will be the holder of the ordinary shares underlying ADSs, and ADS holders will only be able to exercise voting rights with respect to the ordinary shares represented by ADSs in accordance with the deposit agreement relating to our ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders’ meetings by mail and will be able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide notice to the ADR depositary of any such shareholders meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date. If we so instruct, the ADR depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. To exercise their voting rights, ADS holders must then instruct the ADR depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the ADR depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the ADR depositary fails to receive timely voting instructions will not be voted.

You may be subject to limitations on transfer of our ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby may only be instituted in a state or federal court in New York, New York, and pursuant to the deposit agreement, holders of our ADSs have irrevocably waived any objection which they may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Notwithstanding the foregoing, however, the depositary may, in its sole discretion, require that any such action, controversy, claim, dispute, legal suit or proceeding be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement subject to certain exceptions solely related to the aspects of such claims that are related to U.S. securities law, in which case the resolution of such aspects may, at the option of such registered holder of the ADSs, remain in state or federal court in New York, New York. The deposit agreement may also be amended without the consent of the ADS holders without their consent. Holders of our ADSs will be bound to any such amendment to the deposit agreement.

Fluctuations in the exchange rate between the U.S. dollar and the Australian dollar may increase the risk of holding our ADSs.

Our ordinary shares currently trade on the ASX in Australian dollars, while our ADSs trade on NASDAQ in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the Australian dollar may result in differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the Australian dollar, the U.S. dollar equivalent of the proceeds that a holder of ADSs would receive upon the sale in Australia of any ordinary shares withdrawn from the depositary upon calculation of the corresponding ADSs and the U.S. dollar equivalent of any cash dividends paid in Australian dollars on our ordinary shares represented by ADSs could also decline.

As a foreign private issuer whose ADSs are listed on NASDAQ, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

NASDAQ listing rules allow for a foreign private issuer, such as Sundance, to follow its home country practices in lieu of certain of the NASDAQ’s corporate governance standards. This allows us to follow certain corporate governance practices that differ in certain respects from the corporate governance requirements applicable to U.S. companies listed on NASDAQ. For example, we are exempt from regulations of NASDAQ that require listed companies organized in the United States to:

•                  have a majority of the board of directors consist of independent directors;

•                  require non-management directors to meet on a regular basis without management present;

•                  require an issuer to provide for a quorum in its by-laws for any meeting of shareholders that is not less than 33 1/3% of the outstanding shares of the company’s common voting stock; and

•                  seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

As a foreign private issuer, we are permitted to, and do follow home country practices in lieu of the above requirements. Accordingly, our holders of ADSs and ordinary shares may not have the same protections afforded to shareholders of companies that are subject to these NASDAQ requirements.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

The Company is subject to Section 404(a) of the Sarbanes-Oxley Act, which requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2016.  However, if we fail to maintain effective internal controls over financial reporting in the future, the presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

In addition, if we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of our shares could decline and we may be subject to litigation or regulatory enforcement actions.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a “foreign private issuer” we are not required to comply with all the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and related rules and regulations. Under SEC rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017.

Since our operations are located in the U.S., we would lose our foreign private issuer status in the future if a majority of our ordinary shares (including those represented by ADSs) are owned by U.S. shareholders and a majority of our shareholders, directors or management are U.S. citizens or residents.  The regulatory and compliance costs to us under applicable U.S. securities laws as a U.S. domestic issuer may be significantly higher than our current regulatory and compliance costs. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to report our results under U.S. Generally Accepted Accounting Principles, rather than under IFRS, as a domestic registrant. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices required for U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NASDAQ Stock Market that are available to foreign private issuers.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports. We expect to continue to take advantage of some or all of the available exemptions. We cannot predict whether investors will find our ADSs less attractive if we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the market price of the ADSs may be more volatile.

We incur increased costs as a result of operating as a company with ADSs that are publicly traded in the United States, and our management is now required to devote substantial time to new compliance initiatives.

As a company with ADSs that are publicly traded in the United States, and particularly after we are no longer an “emerging growth company,” we have incurred and will continue to incur significant legal, accounting and other expenses that we did not previously incur prior to our listing on NASDAQ. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

However, for as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We may remain an emerging growth company until:

•                  the end of the first fiscal year in which the market value of our ordinary shares that are held by non-affiliates is at least $700 million as of the end of the second quarter of such fiscal year;

•                  the end of the first fiscal year in which we have total annual gross revenues of at least $1.07 billion;

•                  the date on which we have issued more than $1 billion in non-convertible debt securities in any rolling three year period; or

•                  December 31, 2020.

We could be classified as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares or ADSs.

Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2016. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ending December 31, 2017. However, a separate determination is required after the close of each taxable year as to whether we are a PFIC. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year. A non-U.S. corporation will be considered a PFIC for a taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any taxable year during which a U.S. holder (as defined in Item 10.E. “Additional Information—Taxation—U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See Item 10.E. “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

We have never declared or paid dividends on our ordinary shares and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will only occur if the price of our ordinary shares or ADSs appreciates.

U.S. investors may have difficulty enforcing civil liabilities against us and our non-U.S. resident directors.

We are a public limited company incorporated under the laws of Australia. Certain of our directors are non-residents of the United States and substantially all of their assets are located outside the United States.  As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.

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

We have broad discretion in the use of our cash and cash equivalents and may not use them effectively.

Our management has broad discretion in the use of our cash and cash equivalents and could spend our funds in ways that do not improve our results of operations or enhance the value of our ADSs and ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of our ADSs and ordinary shares to decline and delay the development of our properties.

Item 4.  Information on Sundance

A.                                    History and Development

Sundance Energy Australia Limited, a public onshore oil and natural gas company, was incorporated under the laws of Australia in December 2004. In April 2005, we completed an initial public offering of our ordinary shares and listing of these shares on the ASX under the symbol “SEA.”  In September 2016, we implemented a sponsored ADR program with The Bank of New York Mellon. Our ADSs are listed on NASDAQ under the symbol “SNDE.”  Eash ADR represents 100 of our ordinary shares.

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

We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays, primarily in south Texas targeting the Eagle Ford formation (“Eagle Ford”).

Acquisitions

In December 2016, we acquired approximately 130 net acres in McMullen County, Texas, which included 23 gross (1.5 net) producing wells (primarily Sundance-operated), for consideration of $7.2 million.

In July 2016, we acquired approximately 5,050 net acres in McMullen County, Texas, which included 26 gross (9.1 net) producing wells (primarily Sundance-operated), for consideration of $15.9 million.

In August 2015, we acquired approximately 5,500 net acres in Atascosa County, Texas, which included 7 gross producing wells and 2 wells that had been drilled but not yet completed (one of such wells was subsequently completed by the Company) for consideration of $16.4 million. The acquisition also included a 17.5 percent working interest in the PEL 570 concession in the Cooper Basin in Australia.  We plan to dispose of the PEL570 assets as these assets are not core to our business.

In January 2015, we acquired three leases totaling approximately 14,180 net acres in the Eagle Ford for approximately $13.4 million.

In July 2014, we acquired the working interests in approximately 9,200 gross (5,700 net) and 18,000 gross (5,400 net) mineral acres in Dimmit and Maverick Counties, Texas, respectively for a purchase price of approximately $36 million.

In April 2014, we acquired approximately 4,800 net acres in the Eagle Ford for an initial purchase price of approximately $10.5 million.

Divestitures

On March 1, 2017, we executed a Purchase and Sale Agreement (PSA) to divest of our Mississippian/Woodford assets for the sale price of $18.5 million.  The PSA is subject to customary closing conditions and the transaction is expected to close in May 2017.

In December 2016, we divested an acreage block containing 3,336 gross (2,709 net) acres located in Atascosa County, Texas, which was undeveloped and outside our core development project area, for consideration of $7.1 million.

In July 2014, we divested our remaining assets located in the Denver-Julesburg basin. The sale price of approximately $108.8 million in cash included the reimbursement of capital expenditures incurred on 8 gross (3.1 net) non-operated horizontal wells.

In July 2014, we divested our remaining assets located in northwest North Dakota targeting the Bakken and Three-Forks formations (“Bakken”). The sale price of approximately $14.5 million included $10.0 million in cash and relief from a net liability owed to the buyer of approximately $4.5 million.

B.                                    Business Overview

We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. Our oil and natural gas properties are located in premier U.S. oil and natural gas basins, and through the year ended December 31, 2016 our operational activities were conducted in the Eagle Ford and Mississippian/Woodford.

We intend to utilize our U.S.-based management and technical team to appraise, develop, produce and grow our portfolio of assets. Our strategy is to develop assets where we are the operator and have high working interests, which positions us to control the pace of our development and the allocation of our capital resources. As of December 31, 2016, we operated approximately 74% of our developed acreage with an average working interest of approximately 92% for Eagle Ford and 89% for Mississippian/Woodford with respect to such operated developed acreage.

Our Operations

Estimated Proved Reserves

The following table presents summary information regarding our estimated net proved oil and natural gas reserves as of the dates indicated. The estimates of our net proved reserves as of December 31, 2016 and 2015 are based on the reserve reports prepared by Ryder Scott, in accordance with the rules and regulations of the SEC regarding oil and natural gas reserve reporting. For more information about our proved reserves as of December 31, 2016 and 2015, please see the reports to management prepared by Ryder Scott, which have been filed or incorporated by reference, as exhibits to this annual report.

	As of December 31,
	2016	2015
Estimated proved reserves:
Oil (MBbls)	18,441	17,552
Natural gas (MMcf)	35,730	26,576
NGL (MBbls)	5,094	3,492
Total estimated proved reserves (MBoe)(1)	29,490	25,473
Estimated proved developed reserves:
Oil (MBbls)	7,440	6,379
Natural gas (MMcf)	16,704	13,205
NGL (MBbls)	2,269	1,998
Total estimated proved developed reserves (MBoe)(1)	12,493	10,578
Estimated proved undeveloped reserves:
Oil (MBbls)	11,001	11,173
Natural gas (MMcf)	19,026	13,371
NGL (MBbls)	2,825	1,494
Total estimated proved undeveloped reserves (MBoe)(1)(2)	16,997	14,895
PV-10 (in thousands)(3)	$159,139	$182,169
Standardized Measure (in thousands)	$159,139	$181,767

(1)                                 Certain totals may not add due to rounding.

(2)                                 Reserves disclosed as of December 31, 2016 and 2015 are not the same reserves that are used to calculate depletion, depreciation and amortization.  See Note 39 — Unaudited Supplemental Oil and Gas Disclosures within the Notes to the Consolidated Financial Statements for additional information.

(3)                                PV-10 may be considered a non-IFRS financial measure as defined by the SEC and is derived from the standardized measure of discounted future net cash flows.  For a reconciliation of PV-10 to the Standardized Measure, see the following section.

PV-10

Certain of our oil and natural gas reserve disclosures included in this annual report are presented on a PV-10 basis. PV-10 is the estimated present value of the future cash flows less future development and production costs from our proved reserves before income taxes discounted using a 10% discount rate. PV-10 may be considered a non-IFRS financial measure as defined by the SEC because it does not include the effects of future income taxes, as is required in computing the standardized measure of discounted future net cash flows (the “Standardized Measure”). We believe that PV-10 is an important measure that can be used to evaluate the relative significance of our oil and natural gas properties and is widely used by securities analysts and investors when evaluating oil and gas companies. Because many factors that are unique to each individual company impact the amount of future income taxes to be paid, we believe that the use of a pre-tax measure provides greater comparability of assets when evaluating companies, and that most other companies in the oil and gas industry calculate PV-10 on the same basis. Investors should be cautioned that neither PV-10 nor Standardized Measure represents an estimate of the fair market value of our proved reserves.

The following table provides a reconciliation of PV-10 to the Standardized Measure (in thousands):

	As of December 31,
	2016	2015
PV-10 of proved reserves	$159,139	$182,169
Present value of future income tax discounted at 10%	—	(402)
Standardized Measure	$159,139	$181,767

Proved Undeveloped Reserves

At December 31, 2016, our proved undeveloped reserves were approximately 16,997 MBoe, an increase of 2,102 MBoe over our December 31, 2015 proved undeveloped reserves estimate of approximately 14,895 MBoe. The change primarily consisted of extensions and discoveries of 7,500 MBoe (Eagle Ford) and purchases of reserves of 845 MBoe (Eagle Ford, from its acquisitions in July and December 2016), partially offset by downward revisions to previous estimates of approximately 863 MBoe, sales of reserves of 2,242 Mboe and a decrease of 3,138 MBoe due to the conversion of proved undeveloped reserves to proved developed reserves.   The revisions to previous estimates were attributable solely to the Eagle Ford.  During the year ended December 31, 2016, we incurred capital expenditures of approximately $37.8 million to convert proved undeveloped reserves to proved developed reserves. The remainder of capital expenditures for our development and production assets for the period were related to pumping unit installations on proved developed producing reserves or for unproved undeveloped reserves or resources. All proved undeveloped locations are scheduled to be spud within the next five years.

Independent Reserve Engineers

The Company’s reserve estimates are calculated by Ryder Scott as of December 31, 2016 in accordance with SEC guidelines.  The reserve estimates are based on, and fairly represent, information, supporting documentation prepared by, or under supervision of, Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado (Colorado No. 44720) and Texas (Texas No. 100578) with over 10 years of practical experience in estimation and evaluation of petroleum reserves.  Mr. Gardner meets or exceeds the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We believe that he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Mr. Gardner consents to the inclusion in this report of the information and context in which it appears.

Internal Controls Over Reserves Estimation Process

The primary inputs into the reserve estimation process are comprised of technical information, financial data, ownership interests and production data.  Our technical team consists of an internal staff of petroleum engineers and geoscience professionals who work closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserve engineers in their reserves estimation process. Throughout each fiscal year, our technical team meets with representatives of our independent reserve engineers to review properties and discuss methods and assumptions used in preparation of the proved reserves estimates. Current revenue and expense information is obtained from our accounting records, which are subject to our internal controls over financial reporting.  Internal controls over financial reporting are assessed for effectiveness annually by management using the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. All current financial data such as lease operating expenses, production taxes and field commodity price differentials are updated in the reserve database and then reviewed and analyzed to ensure that they have been entered accurately and that all updates are complete. Our current ownership in mineral interests and well production data are also verified to ensure their accuracy and completeness.

In July 2014, the Board of Directors established the Reserves Committee to assist with monitoring (i) the integrity of our oil, natural gas, and natural gas liquids reserves, (ii) the independence, qualifications and performance of our independent reservoir engineers, and (iii) our compliance with legal and regulatory requirements. Prior to release of the reserve report prepared by our independent reserve engineers, the draft of the report is reviewed by the Reserves Committee, our internal petroleum engineers and by management.

Ms. Trina Medina, Vice President of Reservoir Engineering, is responsible for oversight of the internal reservoir engineering department and preparation of the reserve estimates.  Ms. Medina’s biography and qualifications can be found on page 61.

Acreage

We had the following developed, undeveloped and total acres for each of our operating areas as of December 31, 2016:

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford (1)	12,219	10,267	38,411	32,509	50,630	42,776
Mississippian/Woodford	22,713	15,568	7,047	2,940	29,760	18,508
All properties	34,932	25,835	45,458	35,449	80,390	61,284

(1)         Includes 1,566 net acres located in Texas, targeting non-Eagle Ford formations.

Production and Pricing

	Year ended December 31,
	2016	2015	2014(1)
Net Sales Volumes:
Oil (MBbls)	1,412.5	1,829.0	1,675.1
Natural gas (MMcf)	2,940.7	2,580.7	1,803.0
NGL (MBbls)	331.6	393.2	268.0
Oil equivalent (MBoe)	2,234.2	2,652.3	2,244.0
Average daily volumes (Boe/d)	6,104	7,267	6,147
Average Sales Price, before derivative settlements:
Oil (per Bbl)	$40.56	$45.35	85.56
Natural gas (per Mcf)	1.68	1.83	3.42
NGL (per MBbls)	13.20	11.50	32.24
Average equivalent price (per Boe)	29.81	34.76	71.22
Expenses (per Boe):
Lease operating expenses	$5.79	$6.96	6.03
Production tax expense	1.88	2.28	3.10
Lease operating and production tax expenses	7.67	9.24	9.13
General and administrative expense, including employee benefits	5.42	6.48	6.92
Depreciation and amortization expense	21.55	35.66	38.15

(1)                                 Production volumes for the year ended December 31, 2014 included 104.4 MBbls of oil, 247.7 MMcf of natural gas, and 20.2 MBbls of NGL production, for a total of 165.9 MBoe (average daily volumes of 454 Boe/d), from the Denver-Julesburg. We sold our entire interest in Denver-Julesburg in July 2014. See Item 4.A. “Information on Sundance — History and Development — Disvestitures.”

The following tables set forth information regarding our total production and average daily production for the periods indicated from our operating areas:

	Year ended					Year ended
	December 31, 2016					December 31, 2015
	Oil	Natural Gas	NGL	Oil Equivalent	Average Daily Volume	Oil	Natural Gas	NGL	Oil Equivalent	Average Daily Volume
	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)
Eagle Ford	1,329	2,344	252	1,972	5,388	1,673	1,795	278	2,251	6,167
Mississippian/ Woodford	83	597	80	262	716	155	786	115	401	1,100
Total	1,412	2,941	332	2,234	6,104	1,828	2,581	393	2,652	7,267

	Year ended
	December 31, 2014
	Oil	Natural Gas	NGL	Oil Equivalent	Average Daily Volume
	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)
Eagle Ford	1,280	866	104	1,528	4,187
Mississippian/ Woodford(1)	268	678	142	523	1,434
Denver-Julesburg(2)	104	248	20	166	454
Bakken(3)	23	11	2	27	72
Total	1,675	1,803	268	2,244	6,147

(1)                                 In March 2017, we announced that we exprect to divest our Mississippian/Woodford assets by May 2017.  See Item 4.A. “Information on Sundance — History and Development — Divestitures.”

(2)                                 In July 2014, we divested our remaining Denver-Julesburg assets. See Item 4.A. “Information on Sundance - History and Development—Divestitures.”

(3)                                 In July 2014, we divested our remaining Bakken assets. See Item 4.A. “Information on Sundance - History and Development—Divestitures.”

Producing Wells

We had the following producing wells for each of our operating areas as of December 31, 2016:

	Oil Wells		Natural Gas Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford	115.0	87.4	—	—	115.0	87.4
Mississippian/Woodford	68.0	29.3	—	—	68.0	29.3
Total	183.0	116.7	—	—	183.0	116.7

Drilling Activity

The following table summarizes our drilling activity for the fiscal years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016		2015		2014
	Gross	Net	Gross	Net	Gross	Net
Development wells
Oil	19	11.52	11	10.0	88	50.1
Natural Gas	—	—	—	—	—	—
Dry	—	—	—	—	2	2.0
Exploratory Wells
Oil	—	—	—	—	—	—
Natural Gas	—	—	—	—	—	—
Dry	—	—	2	2.0	3	3.0
Total Wells
Oil	19	11.52	11	10.0	88	50.1
Natural Gas	—	—	—	—	—	—
Dry	—	—	2	2.0	5	5.0
	19	11.52	13	12.0	93	55.1

Present Activities

The following table describes wells being drilled or awaiting completion or production testing as of December 31, 2016.

	Development Wells		Exploratory Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford	1	1.0	—	—	1	1.0
Mississippian/Woodford	1	0.9	—	—	1	0.9
Total	2	1.9	—	—	2	1.9

Principal Customers and Marketing

For the year ended December 31, 2016, purchases by one customer accounted for over 10% of our total sales revenues: Trafigura Group PTE. LTD (69%).  This customer purchases the oil production from us pursuant to existing marketing agreements with terms that are currently on “evergreen” status and renew on a month-to-month basis until either party gives 30-day advance written notice of non-renewal. To partially mitigate our exposure to credit risk, the customer has a letter of credit in place for our benefit.  In the event that the customer defaults, we could draw upon the letter of credit.  The oil and natural gas that we sell are commodities for which there are a large number of potential buyers. Because of the adequacy of the infrastructure to transport oil and natural gas in the areas in which we operate, if we were to lose one or more customers, we believe that we could readily procure substitute or additional customers such that our production volumes would not be materially affected for any significant period of time.

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

Regulation of the Oil and Natural Gas Industry

Our operations are substantially affected by federal, state and local laws and regulations. In particular, oil and natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate producing oil and natural gas properties have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing, storing, treating, transporting and disposing of water and other materials used in the drilling and completion process, the disposal of waste generated through the drilling, operating and development of wells and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include regulation of the size of drilling and spacing units or proration units, the number of wells that may be drilled in an area, and the unitization or pooling of oil and natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas and that impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

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

Regulation of Transportation and Sales of Natural Gas

Historically, the transportation and sale for resale of natural gas in interstate commerce has been regulated by the FERC under the Natural Gas Act of 1938 (“NGA”), the Natural Gas Policy Act of 1978 (“NGPA”) and regulations issued under those statutes.  In the past, the federal government has regulated the prices at which natural gas could be sold.  While sales by producers of natural gas can currently be made at market prices, Congress could reenact price controls in the future.

Onshore gathering services, which occur upstream of FERC jurisdictional transmission services, are regulated by the states.  Although the FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a jurisdictional transmission function, the FERC’s determinations as to the classification of facilities is done on a case-by-case basis. State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

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

We own interests in properties located onshore in Texas and Oklahoma. These states regulate drilling and operating activities by requiring, among other things, permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandonment of wells. The laws of these states also govern a number of environmental and conservation matters, including the handling and disposing or discharge of waste materials, the size of drilling and spacing units or proration units and the density of wells that may be drilled, unitization and pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells. Some states have the power to prorate production to the market demand for oil and gas.

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

There have been recent initiatives to strengthen and expand pipeline safety regulations and to increase penalties for violations. In 2012, the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 was signed into law. This Act provides additional requirements related to spill and accident reporting, as well as more stringent oversight of pipelines and increased penalties for violations of safety rules. Since enactment, DOT has initiated a series of rulemakings to implement the new law. The 2011 reauthorization of DOT’s Pipeline and Hazardous Materials Safety Administration’s (“PHMSA”) pipeline safety program expired in 2015.   The Protecting Our Infrastructure of Pipelines and Enhancing Safety (“PIPES”) Act was signed into law on June 22, 2016.  The PIPES Act strengthens the DOT’s safety authority and provides authorization for PHMSA to finish the requirements under the 2011 law. DOT has also recently promulgated new regulations extending safety rules to certain low-pressure, small-diameter pipelines in rural areas. Improving pipeline safety, which has the effect of reducing methane leaks, has been proposed as part of the Obama Administration’s methane strategy.

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

In August 2010, the EPA published regulations under the CAA to control emissions of hazardous air pollutants from existing stationary reciprocating internal combustion engines (“RICE NESHAP”). The rule may require us to undertake certain expenditures and activities, likely including purchasing and installing emissions control equipment, such as oxidation catalysts or non-selective catalytic reduction equipment, on a portion of our engines located at major sources of hazardous air pollutants and all our engines over a certain size regardless of location, following prescribed maintenance practices for engines (which are consistent with our existing practices), and implementing additional emissions testing and monitoring. On January 14, 2013, the EPA signed final revisions to the 2010 RICE NESHAP to reflect new technical information submitted by stakeholders and in response to lawsuits and administrative petitions. On January 30, 2013 the final RICE NESHAP rule was published in the Federal Register with an effective date of April 1, 2013. Several petitions requesting administrative reconsideration of the 2013 RICE NESHAP were received by the EPA. On August 15, 2014, EPA published its final decision on reconsideration and determined that it would not propose any changes to the regulation based on the petitions.

In June 2010, the EPA formally proposed modifications to existing regulations under the CAA that established new source performance standards for manufacturers, owners and operators of new, modified and reconstructed stationary internal combustion engines. The EPA finalized the modifications on June 28, 2011 with an effective date of August 29, 2011. The rule modifications may require us to undertake significant expenditures, including expenditures for purchasing, installing, monitoring and maintaining emissions control equipment on a potentially significant percentage of our natural gas compression engine fleet.

The EPA also issued CAA regulations relevant to hydraulic fracturing in 2012, including a new source performance standard for volatile organic chemicals (“VOCs”) and sulfur dioxide (“SO2”) emissions with expanded applicability to natural gas operations, as well as a new air toxics standard. These rules create significant new technology requirements for controlling wellhead emissions from our operations. The EPA has made several changes to these rules in response to industry and environmental group legal challenges and administrative petitions, including, most recently, a decision to include a specific performance standard for methane in the rules (discussed further below). In general, there is increasing interest in and focus on regulation of methane emissions from oil and natural gas operations, and hydraulic fracturing operations in particular, under the CAA. We cannot predict future regulatory requirements in this area or the cost to comply with such requirements. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to reduce emissions of greenhouse gases associated with our operations or could adversely affect demand for the oil and natural gas we produce. We further note that states are authorized to regulate methane emissions within their boundaries provided their requirements are not weaker than federal rules.

Climate Change

The United States is a party to the United Nations Framework Convention on Climate Change (“UNFCCC”), an international treaty focused on stabilizing greenhouse gases (“GHGs”) concentrations in the atmosphere at a level that would prevent serious damage to the climate system. In December 2015 the international community agreed upon a new climate change treaty, known as the Paris Agreement.  The U.S. committed to  a 26-28% reduction in its greenhouse gas emissions by 2025 against a 2005 baseline.  This new agreement, which was ratified in November 2016 and would be effective beginning 2020, incorporates actions taken by individual countries to reduce GHGs on the national level. The United States’ involvement in developing the new agreement creates significant political pressure for the United States to take responsive action to reduce GHGs.  President Trump stated during the presidential campaign that he would withdraw the U.S. from the Paris Agreement, but whether this will occur is unclear.  The Trump Administration may allow the U.S. to remain in the Paris Agreement, but soften the emission reductions that the U.S. implements to comply with the Paris Agreement.   In general, implementation of the Paris Agreement would encourage a shift away from higher greenhouse gas emitting power sources like coal-fired power plants.  In the absence of comprehensive climate change legislation, significant regulatory action to regulate GHGs under the federal Clean Air Act has occurred over the past several years.  In particular, the Clean Power Plan regulation under the Clean Air Act, which regulates carbon pollution from existing fossil fuel-fired power plants represents a significant portion of the United States’ reductions proposed under the Paris Agreement. This, and any future federal laws, agreements or implementing regulations that may be adopted to address GHG emissions could require us to incur increased operating costs and could adversely affect demand for the oil and natural gas we produce.

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

On August 3, 2015, the EPA finalized its NSPS rule regulating greenhouse emissions from new, modified and restructured fossil fuel-fired power plants. In the proposed NSPS, the EPA establishes emission standards for coal plants and for natural gas-fired stationary combustion turbines. The EPA determined that partial carbon capture and sequestration constituted the “best system of emission reduction” (“BSER”) for coal plants. For natural gas plants, the EPA determined that modern, efficient natural gas combined cycle technology constituted the BSER. The NSPS applies to new fossil-fuel fired electric utility generating units over 25 MW and that generate electricity for sale. The NSPS for new sources triggers the need to set standards for existing fossil fuel-fired power plants. On August 3, 2015, the EPA released the final Clean Power Plan, which is a regulation designed to reduce carbon pollution from existing fossil fuel-fired power plants.  In the Clean Power Plan, the EPA sets forth state-specific emission targets and gives states significant flexibility in determining how they would meet the standards. Limits set by the state to meet the state-specific goals can either apply directly to the power plant or be met through reductions in power plant emissions through implementation of energy efficiency or renewable energy measures in the state. Each state can choose to include measures that the EPA determines constitute BSER or may choose additional measures, as long as such measures achieve the emission reduction necessary to meet that state’s goal set by the EPA. Throughout the Clean Power Plan, the EPA emphasizes the flexibility of the states to decide how to reduce emissions to meet the state goals, including the use of cap-and-trade programs. While these rules will more negatively impact coal-fired power plants, natural gas-fired power plants may also face liability under the rules and increased costs of operation. Upon finalization of the Clean Power Plan in October 2015, over twenty states and industry groups challenged the rule in the D.C. Circuit court and requested a stay of the rule. The D.C. Circuit denied the stay request, but, on appeal, the U.S. Supreme Court granted the stay. Oral arguments were heard in the D.C. Circuit in September 2016; a decision is expected in 2017 although the EPA has requested the court not rule and allow it to revise the rule. The Supreme Court stay was granted until the D.C. Circuit’s review of the rule is complete. Despite the stay, many states are continuing their work to implement the Clean Power Plan.

On March 28, 2017, President Trump signed an executive order to rescind President Obama’s climate-related executive orders and climate action plans and direct the EPA to review and revise the Clean Power Plan, the standards for new power plants and other climate regulations.   The executive order also orders the Secretary of Interior to take action to lift the moratorium on coal leases on public lands. The executive order sets in motion a process that will take several years to fully enact.  Because the Clean Power Plan and other climate regulations are final regulations, the EPA will have to go through a public and comment rulemaking process to modify or revoke them and such actions will be litigated by environmental groups and states supportive of the regulations. Even if the carbon regulations are ultimately revoked or weakened under the Trump Administration, the imposition of carbon regulations affecting existing power plants, especially coal-fired power plants, is likely in the midterm.

On May 12, 2016, the EPA issued a suite of proposed regulations that would reduce methane emissions from the oil and gas industry, including proposed updates to the NSPS for new and modified sources in the oil and gas industry, a clarification of the source determination rule as applied to the oil and natural gas industry and a proposed Federal Implementation Plan for new oil and gas sources in Indian Country.  The rules were prompted by the Obama Administration’s commitment to reduce methane emissions from the oil and gas sector by 40-45% from 2012 levels by 2025.  The NSPS update would require methane and VOC reductions from hydraulically fractured oil wells, which would complement the 2012 NSPS described above.  The new proposals would also extend emission reduction requirements “downstream”, covering equipment in the natural gas transmission segment that was not regulated by the 2012 NSPS.  The regulations address leaks of methane and final guidelines for the states to reduce VOC emissions from existing oil and gas sources in areas with smog issues were issued in October 2016.  These regulations could affect us indirectly by affecting our customer base or by directly regulating our operations. In either case, increased costs of operation and exposure to liability could result.

The EPA’s GHG rules are being reviewed pursuant to President Trump’s executive order and many are being challenged in court proceedings. Depending on the outcome of such proceedings, the rules may be modified or rescinded or the EPA could develop new rules. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the oil and natural gas we produce.

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

Employee Health and Safety

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, as amended (the “OSH Act”), and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the OSH Act’s hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes require that information be maintained concerning hazardous materials used, produced or released in our operations and that this information be provided to employees, state and local government authorities and citizens. In March 2016, OSHA issued a final rule related to worker exposure to respirable dust from silica sand, a common additive to hydraulic fracturing fluids.  The key provisions of the rule require the following: (i) reduces the permissible exposure limit (PEL) for respirable crystalline silica to 50 micrograms per cubic meter of air, averaged over an 8-hour shift; (ii) requires employers to: use engineering controls (such as water or ventilation) to limit worker exposure to the PEL; provide respirators when engineering controls cannot adequately limit exposure; limit worker access to high exposure areas; develop a written exposure control plan, offer medical exams to highly exposed workers, and train workers on silica risks and how to limit exposures; (iii) provides medical exams to monitor highly exposed workers and gives them information about their lung health; and (iv) provides flexibility to help employers protect workers from silica exposure.  The compliance schedule for hydraulic fracturing is June 23, 2018 (i.e., two years after the effective date) for all provisions except engineering controls, which have a compliance date of June 23, 2021.  Aspects of the rule are being litigated by affected industry.  The Trump Administration has signaled an intent to delay enforcement of the rule.   Workers at drill sites may be exposed to excessive levels of respirable silica sand, which can cause lung disease and cancer. Increasing concerns about worker safety at drill sites may lead to increased regulation and enforcement or related tort claims by our employees. Implementation of engineering and workplace controls to comply with the rule may require significant investment.

Hydraulic Fracturing

The SDWA and comparable state statutes may restrict the disposal, treatment or release of water produced or used during oil and natural gas development. Subsurface emplacement of fluids (including disposal wells) is governed by federal or state regulatory authorities that, in some cases, include the state oil and gas regulatory authority or the state’s environmental authority. We utilize hydraulic fracturing in our operations as a means of maximizing the productivity of our wells and operate saltwater disposal wells to dispose of produced water. The federal Energy Policy Act of 2005 amended the Underground Injection Control (“UIC”) provisions of the SDWA to expressly exclude hydraulic fracturing without diesel additives from the definition of “underground injection.” However, the U.S. Senate and House of Representatives have considered several bills in recent years to end this exemption, as well as other exemptions for oil and gas activities under U.S. environmental laws. The Fracturing Responsibility and Awareness of Chemicals Act (“FRAC Act”), first introduced in 2011, would amend the SDWA to repeal the exemption from regulation under the UIC program for hydraulic fracturing. This bill has been reintroduced in each congressional session since it was initially proposed but has not yet garnered enough support to be put to a vote. If enacted, the FRAC Act would amend the definition of “underground injection” in the SDWA to encompass hydraulic fracturing activities. Such a provision could require hydraulic fracturing operations to meet permitting and financial assurance requirements, to adhere to certain construction specifications, to fulfill monitoring, reporting and recordkeeping obligations, and to meet plugging and abandonment requirements. The FRAC Act also proposes to require the reporting and public disclosure of chemicals used in the fracturing process. Note that each of the above components of the FRAC Act have become increasingly common in state laws since the FRAC Act was first introduced. Other recent bills in the U.S. House of Representatives would end certain exemptions for oil and natural gas operations related to permitting requirements for multiple commonly owned and adjacent sources of hazardous air pollutants under the CAA and permitting requirements for stormwater discharges under the CWA. If the exemptions for hydraulic fracturing are removed from U.S. environmental laws, or if the FRAC Act or other legislation is enacted at the federal, state or local level, any restrictions on the use of hydraulic fracturing contained in any such legislation could have a significant impact on our financial condition and results of operations.

Federal agencies have also begun to directly regulate hydraulic fracturing. The EPA has recently asserted federal regulatory authority over, and issued permitting guidance for, hydraulic fracturing involving diesel additives under the SDWA’s UIC Program. As a result, service providers or companies that use diesel products in the hydraulic fracturing process are expected to be subject to additional permitting requirements or enforcement actions under the SDWA. On June 28, 2016, the EPA promulgated pretreatment standards for oil and gas extraction category that prohibit the discharge of wastewater pollutants from onshore unconventional oil and gas extraction facilities to publicly owned treatment works.  The EPA is also conducting a study of private wastewater treatment facilities accepting oil and gas extraction wastewater.  The EPA is collecting data and information related to the extent to which such wastewater is accepted, available treatment technologies, discharge characteristics and other information. The use of surface impoundments (i.e., pits or surface storage tanks) for the temporary storage of hydrualic fracturing fluids for re-use or prior to disposal may also be regulated. The EPA has also issued new CAA regulations relevant to hydraulic fracturing in 2012, including the NSPS for VOC and SO2 emissions with expanded applicability to natural gas operations and new national emission standards for hazardous air pollutants standards for air toxics, which are discussed in more detail above. These regulatory developments are indicative of increasing federal regulatory activity related to hydraulic fracturing, which has the potential to create additional permitting, technology, recordkeeping and site study requirements, among others, for our business. The EPA is also collecting information as part of a multi-year study into the effects of hydraulic fracturing on drinking water. The results of this study could result in additional regulations, which could lead to operational burdens similar to those described above. The U.S. Department of the Interior has likewise developed comprehensive regulations for hydraulic fracturing on federal land.

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

C.                                    Organizational Structure

The following is the organizational structure of Sundance Energy Australia Limited:

All Sundance Energy Australia Limited subsidiaries are wholly owned. Substantially all of our oil and natural gas operations are conducted by our subsidiaries Sundance Energy, Inc. and Armadillo Petroleum Limited and their subsidiaries, Armadillo E&P, Inc., SEA Eagle Ford, LLC, New Standard Energy Texas, LLC, and Sundance Energy Oklahoma, LLC. The majority of our corporate general and administrative expenditures are incurred within Sundance Energy, Inc. We completed the divestiture of all of our real property interests located in Australia in 2011. However in 2015, we acquired a 17.5% non-operated working interest in the Petroleum Exploration License 570, which we intend to divest.

D.                                    Property, Plant and Equipment

Our Properties

Eagle Ford

As of December 31, 2016, our Eagle Ford properties consisted of approximately 50,630 gross (42,776 net) acres that are primarily located in McMullen, Dimmit and Atascosa County, Texas, in the volatile oil window of the Eagle Ford trend.

For the year ended December 31, 2016, we had average net daily production of approximately 5,389 Boe/d (including flared natural gas) from these properties, with an exit rate of 6,601 Boe/d.  During 2016, we spent $33.2 million on drilling and completion activities, completing a total of 17 gross (9.2 net) Eagle Ford wells, and $4.3 million on facilities and infrastructure.   As of December 31, 2016, we had 1.0 net well awaiting completion. Our 2017 capital program is expected to be funded with cash on hand, cash flow from operations and proceeds from the expected Mississippian/Woodford disposition.

Mississippian/Woodford

The Mississippian/Woodford formation spans six counties located throughout northeastern Oklahoma and southwestern Kansas. As of December 31, 2016, our properties in the Mississippian/Woodford consisted of approximately 29,760 gross (18,508 net) acres that are primarily located in Logan County, Oklahoma along the eastern flank of the Nemaha Ridge. We acquired the majority of these properties through direct mineral leases with the mineral owners.

For the year ended December 31, 2016, we had average net daily production of approximately 715 Boe/d from these properties.  During 2016, we spent $2.5 million on completion activities, completing 2.0 gross (1.8 net) wells.  As of December 31, 2016, we had 1 gross (0.9 net) well waiting on completion.  Our 2017 capital program does include any drilling or completion activities in this area.

On March 1, 2017, we announced the divestiture of our Mississippian/Woodford assets to focus on the development of our operated assets in the Eagle Ford.  See Item 4.A. “Information on Sundance — History and Development — Divestitures.”

Denver-Julesburg

In July 2014, we divested our remaining Denver-Julesburg assets to focus on the development of our operated assets in our other major operating areas. See Item 4.A. “Information on Sundance — History and Development—Divestitures.”

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

Facilities

We lease approximately 27,600 square feet of office space at 633 17th Street, Denver, Colorado, where our principal offices are located.  As of the date of this report, approximately 8,200 square feet are not utilized as a result of the Company’s reduction-in-force in early 2016.  We do not have any material field office facilities.

Item 4A.  Unresolved Staff Comments

None.

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

Overview

We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. Our oil and natural gas properties are located in premier U.S. oil and natural gas basins, and through the year ended December 31, 2016, our operational activities were focused in the Eagle Ford and Mississippian/Woodford.

We intend to utilize our U.S.-based management and technical team to appraise, develop, produce and grow our portfolio of assets. Our strategy is to develop assets where we are the operator and have high working interests, which positions us to control the pace of our development and the allocation of our capital resources. As of December 31, 2016, we operated approximately 74% of our developed acreage with an average working interest of approximately 92% for Eagle Ford and 88% for Mississippian/Woodford with respect to such operated developed acreage.

Our properties and operations have changed significantly over the past several years, with the divestiture of our Denver-Julesburg assets and remaining Bakken assets in July 2014, as well as the anticipated divestiture of our Mississippian/Woodford assets, expected to close in May 2017.  In addition, we have continued to increase our Eagle Ford acreage position, including two acquisitions of Eagle Ford acreage in 2016.  See Item 4.A. “Information on Sundance — History and Development—Acquisitions” and “—Divestitures.”

Over the past several years, we have shifted our focus from being a primarily low working-interest, non-operating participant to a high working-interest operator. By divesting our low working-interest prospects and realizing significant returns on investments, we have been able to fund a substantial portion of our investments in higher-interest wells while maintaining what we view as a conservative balance sheet.

Ryder Scott estimated our proved reserves to be approximately 29.5 MMBoe as of December 31, 2016, of which approximately 63% are oil, approximately 20% are natural gas and approximately 17% NGLs, with a PV-10 of approximately $159.1 million.

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

Oil prices have historically been extremely volatile, and we expect this volatility and overall price depression to continue into 2017. For example, the NYMEX-WTI oil price ranged from a high of $54.01 per Bbl to a low of $26.19 per Bbl during 2016. Our realized price per Bbl varies by basin primarily due to transportation costs, mainly trucking costs and pipeline tariffs, and regional basis differentials.

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

Natural gas prices have historically been extremely volatile, and we expect gas prices to remain depressed into 2017. The NYMEX-Henry Hub natural gas price ranged from a high of $3.80 per MMBtu to a low of $1.49 per MMBtu during 2016 and through the first quarter of 2017. Our realized gas price per MMBtu varies by basin based upon transportation costs, mainly pipeline tariffs, as well as liquids premiums and regional basis differentials.

Commodity Derivative Contracts.  We have adopted a commodity derivative policy designed to minimize volatility in our cash flows from changes in commodity prices. Our current policy is to hedge at least 50% of our proved developed reserves through 2019 and for a rolling 36 month period thereafter, as required by our Credit Agreement.  For more information on our commodity derivative policy, see Item 11 “Quantitative and Qualitative Disclosure About Market Risk.”

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

Production and Ad Valorem Taxes.  Texas regulates the development, production, gathering and sale of oil and natural gas, including imposing production taxes. The state currently imposes a production tax equal to 4.6% of the market value of oil sold, and a regulatory fee of 0.625% per barrel of oil sold. The State of Texas also imposes a production tax equal to 7.5% of the market value of the natural gas sold, and a regulatory fee of 0.0667% per Mcf of gas sold. In addition to the state taxes, McMullen, Dimmit and Atascosa Counties, Texas assesses an annual ad valorem tax which currently is approximately 1.63%, 1.30%, and 1.73% (respectively) of the gross annual oil and gas sales value.

Oklahoma currently has a production tax rate of 7.0% of the market value of the oil and gas sold. However, we have qualified for a horizontal well incentive tax rate of 1.0% which is available for the first 48 months of sales (applicable to wells spud prior to July 1, 2015). For vertical and horizontal wells completed after July 1, 2015 the tax rate is 2% for the first 36 months. There is an additional excise tax of 0.095% on the value of oil and gas sold. Oklahoma ad valorem taxes are imposed on personal property only, specifically well equipment, at a rate of approximately 12.0% of the value of the equipment.

Generally, production taxes include taxes calculated on production volumes and sales values. Lease operating expenses include ad valorem taxes which are calculated on asset values.

General and Administrative Expenses

General and administrative expenses are comprised of employee benefits expense (including salaries and wages) and administrative expenses. Employee benefits expense includes salaries, wages and related benefits for our corporate personnel. Share based compensation expense, including restricted share units, deferred cash awards and stock options are expensed in the statement of comprehensive income over their vesting period. The total amount expensed over the vesting period is determined by reference to the fair value of the units at the grant date. Administrative expenses include overhead costs, such as maintaining our headquarters, costs of managing our production and development operations, audit and other fees for professional services, and legal compliance.

We capitalize overhead costs, including salaries, wages, benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties.

Adjusted EBITDAX

Adjusted EBITDAX is a supplemental, non-IFRS financial measure and is defined as our earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation, gains and losses on commodity hedging, net of settlements of commodity hedging and certain other non-cash or non-recurring items of income(loss). We use this non-IFRS measure primarily to compare our results with other companies in the industry that make a similar disclosure, evaluate our operating performance and identify operating trends (which may otherwise be masked by the excluded items).  We believe that this measure may also be useful to investors for the same purpose. Investors should not consider this measure in isolation or as a substitute for operating income, or any other measure for determining our operating performance that is calculated in accordance with IFRS.  See Item 3.A. “Key Information—Selected Financial Data—Adjusted EBITDAX” for a reconciliation between Adjusted EBITDAX and net income before income tax expense.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. Significant estimates include volumes of proved and probable oil, natural gas and NGL reserves, which are used in calculating depreciation, depletion and amortization of development and production assets’ costs, estimates of future taxable income used in assessing the realizability of deferred tax assets, and the estimated costs and timing of cash outflows underlying restoration provisions. Oil, natural gas and NGL reserve estimates, and therefore calculations based on such reserve estimates, are subject to numerous inherent uncertainties, the accuracy of which, is a function of the quality and quantity of available data, the application of engineering and geological interpretation and judgment to available data and the interpretation of mineral leaseholds and other contractual arrangements, including adequacy of title, drilling requirements and royalty obligations. These estimates also depend on assumptions regarding quantities and production rates of recoverable oil, natural gas and NGL reserves, commodity prices, timing and amounts of development costs and operating expenses, all of which will vary from those assumed in our estimates. Other significant estimates are involved in determining impairments of exploration and evaluation expenditures, fair values of derivative assets and liabilities, share based compensation expense, collectability of receivables, and in evaluating disputed claims, interpreting contractual arrangements and contingencies. Estimates are based on current assumptions that may be materially affected by the results of subsequent drilling and completion, testing and production as well as subsequent changes in oil, natural gas and NGL prices, counterparty creditworthiness, interest rates and the market value and volatility of the Company’s common shares. Actual results may vary materially from our estimates. We have outlined below policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management.

In addition, we note that our significant accounting policies are detailed in Note 1 to our consolidated financial statements for the fiscal year ended December 31, 2016.

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

The carrying amount of development and production assets and property and equipment are reviewed at each reporting date to ensure that they are not in excess of the recoverable amount from these assets. The recoverable amount of an asset is the greater of its fair value less costs to sell or its value-in-use. Development and production assets are assessed for impairment on a cash-generating unit basis. A cash-generating unit (“CGU”) is the smallest grouping of assets that generates independent cash inflows. Management has assessed its CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

Under the value-in-use method, the recoverable amount of the CGU to which the assets belong is then estimated based on the present value of future discounted cash flows using management’s view of estimated reserve quantities as opposed to estimated reserve quantities prepared to conform to definitions contained in Rule 4-10(a) of Regulations S-X. For development and production assets, the expected future cash flow estimation is always based on a number of factors, variables and assumptions, the most important of which are estimates of reserves, future production profiles, commodity prices and costs. In most cases, the present value of future cash flows is most sensitive to estimates of future oil price and discount rates. A change in the modeled assumptions in isolation could materially change the recoverable amount. However, due to the interrelated nature of the assumptions, movements in any one variable can have an indirect impact on others and individual variables rarely change in isolation. Additionally, management can be expected to respond to some movements, to mitigate downsides and take advantage of upsides, as circumstances allow. Consequently, it is impracticable to estimate the indirect impact that a change in one assumption has on other variables and therefore, on the extent of impairments under different sets of assumptions in subsequent reporting periods. In the event that future circumstances vary from these assumptions, the recoverable amount of our development and production assets could change materially and result in impairment losses or the reversal of previous impairment losses.

Due to the Company writing down its Mississippian/Woodford assets to the expected net proceeds from the sale expected to close in May 2017 and the change in the oil pricing environment as of December 31, 2016 and 2015 respectively, management performed an impairment analysis for development and production assets (limited to Mississippian/Woodford assets in 2016), which resulted in impairment charges of $3.4 million and $184.4 million, respectively.

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

Exploration and Evaluation Expenditures

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

When approval of commercial development of a discovered oil or gas field occurs, the accumulated costs for the relevant area of interest are transferred to development and production assets. The costs of developed and producing assets are amortized over the life of the area according to the rate of depletion of the proved developed reserves. The costs associated with the undeveloped acreage are not subject to depletion.

The carrying amounts of our exploration and evaluation assets are reviewed at each reporting date, in conjunction with the impairment review process referred to in Note 1 to our consolidated financial statements for the year ended December 31, 2016 to determine whether any of impairment indicators exists. Impairment indicators could include i) tenure over the license area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and management has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the income statement.

In assessing value-in-use, an asset’s estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs. Under a fair value less costs to sell calculation, we consider market data related to recent transactions for similar assets.

Due to the Company writing down its Mississippi/Woodford assets to the expected net proceeds from the sale expected to close in May 2017 and lack of operational information indicating the recovery of the Company’s carrying costs in the Cooper Basin is likely as of December 31, 2016 management performed an impairment analysis for its exploration and evaluation expenditures, which resulted in an impairment charge of $7.9 million.  We recorded a $137.2 million impairment expense as a result of the change in the oil pricing environment related to our exploration and evaluation expenditures for the year ended December 31, 2015.

Derivative Financial Instruments

We use derivative financial instruments to hedge our exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity price swap, option and costless collar contracts. The use of these instruments is subject to policies and procedures as approved by our Board of Directors. We do not trade in derivative financial instruments for speculative purposes. None of our derivative contracts have been designated as cash flow hedges for accounting purposes. Derivative financial instruments are initially recognized at cost, if any, which approximates fair value. Subsequent to initial recognition, derivative financial instruments are recognized at fair value. The derivatives are valued on a mark-to-market valuation, and the gain or loss on re-measurement to fair value is recognized through the statement of profit or loss and other comprehensive income. The estimated fair value of our derivative instruments requires substantial judgment. These values are based upon, among other things, option pricing models, futures prices, volatility, time to maturity and credit risk. The values we report in our financial statements change as these estimates are revised to reflect actual results, changes in market conditions or other factors, many of which are beyond our control. The effect on profit and equity as a result of changes in oil prices is included in “Quantitative and Qualitative Disclosures About Market Risk, Oil Prices Risk Sensitivity Analysis.”

Estimates of Reserve Quantities

The estimated quantities of hydrocarbon reserves reported by the consolidated entity are integral to the calculation of depletion expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. For purposes of the calculation of depletion expense and the assessment of possible impairment of assets, other than pricing assumptions discussed in Note 19 to the Consolidated Financial Statements, management prepares reserve estimates that conform to the definitions contained in Rule 4-10(a) of Regulation S-X. These assessments require assumptions to be made regarding future development and production costs, commodity prices, development plans and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period and as additional geological data is generated during the course of operations. These reserve estimates may differ from estimates prepared in accordance with the rules and regulations of the SEC regarding oil and natural gas reserve reporting.

Income taxes

We provide for deferred income taxes on the difference between the tax basis of an asset or liability and its carrying amount in our financial statements. This difference will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in predicting when these events may occur and whether recovery of an asset is more likely than not, including judgments and assumptions about future taxable income and future operating conditions (particularly as related to prevailing oil and natural gas prices).  For the year ended December 31, 2016, we did not recognize tax assets of $46.0 million as the recovery was not determined to be more likely than not.  As a result, we expect our effective tax rate to be significantly lower than the statutory rate in 2017.  Some or all of these deferred tax assets could be recognized in future periods against future taxable income.

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

Because our Australian operations are not significant to the consolidated profit or loss, foreign income taxes are not significant to consolidated income tax expense. Our effective and statutory income tax rates could be impacted by the state income tax rates in which we operate, and the effective and statutory income tax rates are not significantly different as the amount of permanent differences resulting from treatment that differs for assets and liabilities for financial and tax reporting purposes is not significant. The tax impact of temporary differences, primarily development and production assets and exploration and evaluation expenditures, is reflected in deferred income taxes. At December 31, 2016 and 2015, we had no unrecognized tax benefits that would impact our effective tax rate and we have not provided for interest or penalties related to uncertain tax positions.  See Note 7 to the consolidated financial statements.

Revenue Recognition

Our revenue is derived from the sale of produced oil, natural gas and NGLs. Revenue is recorded in the month the product is delivered to the purchaser, while payment is received 15 to 90 days after delivery. At the end of each month, we estimate the amount of production delivered to purchasers and the price we will receive. Variances between our estimated revenue and actual payment are recorded in the month the payment is received. However, differences have been and are insignificant.

Recently Issued Accounting Standards

For further information on the effects of recently adopted accounting pronouncements and the potential effects of new accounting pronouncements, refer to “Note 1- Statement of Significant Accounting Policies” footnote in the notes to consolidated financial statements.

Certain Differences Between IFRS and US GAAP

IFRS differs from US GAAP in certain respects. Management has not assessed the materiality of differences between IFRS and US GAAP. Our significant accounting policies are described in Note 1 of our consolidated financial statements for the year ended December 31, 2016.

Comparison of Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this annual report. Comparative results of operations for the period indicated are discussed below.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Revenues and Sales Volume.  The following table provides the components of our revenues for the years ended December 31, 2016 and 2015, as well as each period’s respective sales volumes:

	Year ended December 31,
	2016	2015	Change in $	Change as %
Revenue (In $ ‘000s)
Oil sales	$57,296	$82,949	$(25,653)	(30.9)
Natural gas sales	4,937	4,720	217	4.6
NGL sales	4,376	4,522	(146)	(3.2)
Product revenue	$66,609	$92,191	$(25,582)	(27.7)

	Year ended December 31,
	2016	2015	Change in Volume	Change as %
Net sales volumes:
Oil (Bbls)	1,412,475	1,828,955	(416,480)	(22.8)
Natural gas (Mcf)	2,940,715	2,580,682	360,033	14.0
NGL (Bbls)	331,622	393,211	(61,589)	(15.7)
Oil equivalent (Boe)	2,234,216	2,652,280	(418,064)	(15.8)
Average daily production (Boe/d)	6,104	7,267	(1,163)	(16.0)

Barrel of oil equivalent (Boe) and average net daily production (Boe/d).  Sales volume decreased by 418,064 Boe (16%) to 2,234,216 Boe (6,104 Boe/d) for the year ended December 31, 2016 compared to 2,652,280  Boe (7,267 Boe/d) for the prior year primarily due to flush production in early 2015 as a result of the Company’s back-loaded 2014 development program.  All of the Company’s 2016 completions were in the second half of the year, resulting in less than a full year of production from those wells.

The Eagle Ford contributed 5,389 Boe/d (88%) of total sales volume during the year ended December 31, 2016 compared to 6,167 Boe/d (85%) during the prior year. Mississippian/Woodford contributed 715 Boe/d (12%) of total sales volume during the year ended December 31, 2015 compared to 1,100 Boe/d (15%) during the prior year. Our sales volume is oil-weighted, with oil representing 63% and 69% of total sales volume for the year ended December 31, 2016 and 2015, respectively.

Oil sales.  Oil sales decreased by $25.7 million (31%) to $57.3 million for the year ended December 31, 2016 from $82.9 million for the prior year. The decrease in oil revenues was the result of the decrease in product pricing ($6.8 million), with an additional decrease due to oil production ($18.9 million).  The average price we realised on the sale of our oil decreased by 11% to $40.56 per Bbl for the year ended December 31, 2016 from $45.35 per Bbl for the prior year.  Oil production volumes decreased 22.8% to 1,412,475 Bbls for the year ended December 31, 2016 compared to 1,828,955 Bbls for the prior year.

Natural gas sales.  Natural gas sales increased by $0.2 million (5%) to $4.9 million for the year ended December 31, 2016 from $4.7 million for the prior year. The increase in natural gas revenues was primarily the result of increased production volumes ($0.7 million), offset by lower product pricing ($0.4 million).  Natural gas production volumes increased 360,033 Mcf (14%) to 2,940,715 Mcf for the year ended December 31, 2016 compared to 2,580,682 Mcf for the prior year due to slightly higher gas-oil ratios on wells completed during the year. The average price we realised on the sale of our natural gas decreased by 8% to $1.68 per Mcf (net of transportation and marketing) for the year ended December 31, 2016 from $1.83 per Mcf for the prior year.

NGL sales. NGL sales decreased by $0.1 million (3%) to $4.4 million for the year ended December 31, 2016 from $4.5 million for the prior year. The decrease in NGL revenues was primarily the result of decreased production volumes ($0.7 million), offset by better product pricing ($0.6 million). The average price we realised on the sale of our natural gas liquids increased by 15% to $13.20 per Bbl for the year ended December 31, 2016 from $11.50 per Bbl for the prior year.  NGL production volumes decreased 61,589 Bbls (16%) to 331,622 Bbls for the year ended December 31, 2016 compared to 393,211 Bbls for the prior year.

	Year ended December 31,
Selected per Boe metrics	2016	2015	Change	Change as %

Total oil, natural gas and NGL revenues, before derivative settlements	$29.81	$34.76	$(4.96)	(14.2)
Lease operating expenses	(5.79)	(6.96)	1.17	16.8
Production taxes	(1.88)	(2.28)	0.40	17.5
Lease operating and production tax expenses	(7.67)	(9.24)	1.57	17.0
Depreciation and amortization	(21.55)	(35.66)	14.11	39.6
General and administrative expense	(5.42)	(6.48)	1.06	16.3

Lease operating expenses.  Our lease operating expenses (LOE) decreased by $5.5 million (30%) to $12.9 million for the year ended December 31, 2016 from $18.5 million in the prior year, and decreased $1.17 per Boe to $5.79 per Boe from $6.96 per Boe.  During 2016, the Company was able to negotiate discounts and improved pricing with a significant number of LOE vendors, which resulted in lower LOE.

Production taxes.  Our production taxes decreased by $1.8 million (31%) to $4.2 million for the year ended December 31, 2016 from $6.0 million for the prior year but stayed relatively flat as a percent of revenue. The decrease in production tax expense is consistent with the decrease in revenue.

Depreciation and amortisation expense, including depletion (DD&A).  Our DD&A expense decreased by $46.4 million (49%) to $48.1 million for the year ended December 31, 2016 from $94.6 million for the prior year and decreased $14.11 per Boe to $21.55 per Boe from $35.66 per Boe.  The decrease is a result of decreased production levels and a lower depletable asset base due to prior-year’s impairment.

General and administrative expenses.  General and administrative expenses decreased by $5.1 million (29.5%) to $12.1 million for the year ended December 31, 2016 as compared to $17.2 million for the prior year. The decrease in general and administrative expenses is primarily due to G&A cost saving initiatives implemented by the Company in 2016, including a restructuring that resulted in the lay-off of approximately 30% of the Company’s employees in January 2016 as well as a decrease in share based compensation.

Impairment expense.  The Company recorded impairment expense of $10.2 million for the year ended December 31, 2016 on the Company’s oil and gas assets which includes reducing the carrying value of its Greater Anadarko Basin assets by $4.6 to the expected proceeds from the sale of those assets.  These assets were reclassified as “Assets Held for Sale” on the Company’s balance sheet as of June 30, 2016.  Under the applicable IFRS accounting rules, recording of amortisation expense ceases at the time the assets are reclassified, which resulted in impairment expense as the assets depleted over time. Impairment expense also included the write-down of its Cooper Basin exploration and evaluation asset ($6.7 million) and a partially offsetting adjustment to prior year impairment expense related to a vendor discount received on 2015 capital expenditures subsequent to the issuance of the 2015 annual report ($1.1 million).  The Company had impairment expense of $321.9 million in the year ended December 31, 2015.

Exploration expense. The Company did not incur any material exploration expenses for the year ended December 31, 2016.  The Company incurred exploration expense of $7.9 million in 2015 related to two unsuccessful exploratory wells.

Finance costs.  Finance costs, net of amounts capitalised to exploration and development, increased by $2.8 million to $12.2 million for the year ended December 31, 2016 as compared to $9.4 million in the prior year. The increase primarily relates to additional interest incurred on a larger average outstanding debt balance throughout 2016.

(Loss) Gain on derivative financial instruments.  The Company had a loss on derivative financial instruments of $12.8 million for the year ended December 31, 2016 as compared to $15.3 million gain in the prior year.  The loss on commodity hedging consisted of $21.4 million of unrealized losses on commodity derivative contracts, offset by $8.7 million of realized gains on commodity derivative contracts for the year ended December 31, 2016.  The prior year gain on commodity hedging consisted of $12.4 million and $2.9 million of realised and unrealised gains on commodity derivative contracts, respectively.

The following is a summary of the Company’s open oil and natural gas derivative contracts at December 31, 2016:

	Oil Contracts (Weighted Average)(1)			Natural Gas Contracts (Weighted Average) (1)
Contract Year	Units (Bbl)	Floor	Ceiling	Units (Mmbtu)	Floor	Ceiling
2017	930,000	$49.12	$58.78	1,680,000	$2.86	$3.21
2018	612,000	$49.88	$58.92	1,290,000	$2.95	$3.36
2019	300,000	$52.51	$54.31	720,000	$2.95	$3.78
Total	1,842,000	$49.87	$58.10	3,690,000	$2.91	$3.37

Income taxes.  The components of our provision for income taxes are as follows:

	Year ended 31 December
(In US$’000s)	2016	2015	Change in $	Change as %

Current tax expense/(benefit)	1,563	(6,191)	7,754	(125.2)
Deferred tax expense/(benefit)	142	(100,947)	101,189	(100.1)
Total income tax expense/(benefit)	1,705	(107,138)	108,843	(101.6)
Combined Federal and state effective tax rate	(3.9)%	28.9%	33%	(113.5)

Our combined Federal and state effective tax rates differ from the Group’s statutory tax rate (Australia) of 30% primarily due to an increase in unrecognised tax losses, partially offset by US federal and state tax rates. The effective tax rate in 2015 was higher due to its deferred tax liabilities, which were fully utilised in the period.  See Note 7 in the Notes to the Consolidated Financial Statements of this report for further information regarding our income taxes.

Loss attributable to owners of Sundance (or net loss).  Loss attributable to our owners (or net loss after tax)  was a net loss of $45.7  million for the year ended December 31, 2016 a decrease from net loss of $263.8 million for the year ended December 31, 2015, for the reasons discussed above.

Adjusted EBITDAX.  For the year ended December 31, 2016, adjusted EBITDAX was $47.9 million, or 72% of revenue, compared to $64.8 million, or 70% of revenue, from the prior year. The overall decrease in Adjusted EBITDAX was primarily driven by the decline in commodity prices and lower production volumes.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenues and Sales Volume.  The following table provides the components of our revenues for the years ended December 31, 2015 and 2014, as well as each period’s respective sales volumes:

	Year ended December 31,
	2015	2014	Change in $	Change as %

Revenue (In $ ‘000s)
Oil sales	$82,949	$144,994	$(62,045)	(42.8)
Natural gas sales	4,720	6,161	(1,441)	(23.4)
NGL sales	4,522	8,638	(4,116)	(47.6)
Product revenue	$92,191	$159,793	$(67,602)	(42.3)

	Year ended December 31,
	2015	2014	Change in Volume	Change as %
Net sales volumes:

Oil (Bbls)	1,828,955	1,675,078	153,877	9.2
Natural gas (Mcf)	2,580,682	1,803,000	777,682	43.1
NGL (Bbls)	393,211	267,952	125,259	46.7
Oil equivalent (Boe)	2,652,280	2,243,529	408,750	18.2
Average daily production (Boe/d)	7,267	6,147	1,120	18.2

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

The Eagle Ford contributed 6,167 Boe/d (85%) of total sales volume during the year ended December 31, 2015 compared to 4,187 Boe/d (68%) during 2014. Mississippian/Woodford contributed 1,100 Boe/d (15%) of total sales volume during the year ended December 31, 2014 compared to 1,433 Boe/d (23%) during 2014. Our sales volume is oil-weighted, with oil representing 69% and 75% of total sales volume for the year ended December 31, 2015 and 2014, respectively.

Oil sales.  Oil sales decreased by $62.0 million (42.8%) to $82.9 million for the year ended December 31, 2015 from $145.0 million for 2014. The decrease in oil revenues was the result of the decrease in product pricing ($75.4 million), offset by increased oil production ($13.3 million).   Oil production volumes increased 9.2% to 1,828,955 Bbls for the year ended December 31, 2015 compared to 1,675,078 Bbls for 2014. The average price we realized on the sale of our oil decreased by 47.6% to $45.35 per Bbl for the year ended December 31, 2015 from $86.56 per Bbl for the year ended December 31, 2014.

Natural gas sales.  Natural gas sales decreased by $1.4 million (30.7%) to $4.7 million for the year ended December 31, 2015 from $6.2 million for 2014. The decrease in natural gas revenues was primarily the result of worse product pricing ($4.6 million), offset by increased production volumes ($2.7 million).  Natural gas production volumes increased 777,862 Mcf (43.1%) to 2,580,682  Mcf for the year ended December 31, 2015 compared to 1,803,000 Mcf for the year ended December 31. 2014. The average price we realized on the sale of our natural gas decreased by 52% to $1.83 per Mcf for the year ended December 31, 2015 from $3.42 per Mcf for 2014.

NGL sales. NGL sales decreased by $4.1 million (47.6%) to $4.5 million for the year ended December 31, 2015 from $8.6 million for the same period in 2014. The decrease in NGL revenues was primarily the result of worse product pricing ($8.2 million), offset by increased production volumes ($4.0 million). NGL production volumes increased 125,259  Bbls (46.7%) to 393,211  Bbls for the year ended December 31, 2015 compared to 267,952 Bbls in 2014. The average price we realized on the sale of our natural gas liquids decreased by 60.5% to $11.50 per Bbl for the year ended December 31, 2015 from $32.24 per Bbl for the year ended December 31, 2014.

	Year ended December 31,
Selected per Boe metrics	2015	2014	Change	Change as %

Total oil and natural gas revenues, before derivative settlements	$34.76	$71.22	$(36.46)	(51.2)
Lease operating expenses	(6.96)	(6.03)	0.93	15.4
Production taxes	(2.28)	(3.10)	(0.82)	(26.5)
Lease operating and production tax expenses	(9.24)	(9.13)	0.11	0.1
Depreciation and amortization	(35.66)	(38.15)	(2.49)	(6.5)
General and administrative expense	(6.48)	(6.92)	(0.45)	(6.4)

LOE.  Our LOE increased by $4.9 million (36.4%) to $18.4 million for the year ended December 31, 2015 from $13.5 million in the prior year and increased $0.93 per Boe to $6.96 per Boe from $6.03 per Boe.  During 2015, certain operational changes were implemented to begin treating natural gas from a significant number of our wells in Texas so that it meets pipeline specifications and can be sold.  This gas had previously been flared.  The increase in LOE per BOE is primarily due to costs associated with treating the gas.

Production taxes.  Our production taxes decreased by $0.9 million (13.2%) to $6.0 million for the year ended December 31, 2015 from $7.0 million for the prior year but as a percent of revenue increased to 6.7% from 4.4%. The decrease in production taxes is due to a decrease in revenue.  The increase in production taxes as a percentage of revenue is primarily the result of ad valorem tax as a percentage of revenue.  Texas ad valorem amounts are assessed by the counties based on estimated value of developed reserves as at January 1, of each year.  To the extent that realized revenue pricing varies from beginning of year product prices used to assess the ad valorem amounts, the effective ad valorem rate can fluctuate significantly.

DD&A.  Our DD&A expense increased by $9.0 million (10.5%) to $94.6 million for the year ended December 31, 2015 from $85.6 million for the prior year, but decreased $2.49 per Boe to $35.66 per Boe from $38.15 per Boe.  The increase reflects our increase in production, offset by a lower depletable asset base due to prior-year and mid-year impairments.

General and administrative expenses.  General and administrative expenses are comprised of employee benefits expense, including salaries and wages, and administrative expenses. Employee benefits expense increased by $4.0 million (80%) to $8.9 million for the year ended December 31, 2015 from $5.0 million for the year ended December 31, 2014. This increase is primarily the result of higher share based compensation expense (non-cash) for restricted stock and options issued to directors, management and employees of $2.2 million.  In addition, the amount of overhead costs capitalized decreased $7.0 million during 2015 due to the decrease in drilling activity.

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

Exploration expense.  The Company incurred exploration expense of $7.9 million for the year ended December 31, 2015 on two unsuccessful exploratory wells.  The Company incurred exploratory expense of $10.9 million in 2014 related to three unsuccessful exploratory wells.

Finance costs, net of interest income and amounts capitalized.  Finance costs, net of amounts capitalised to exploration and development, increased by $8.7 million to $9.4 million for the year ended December 31, 2015 as compared to $0.7 million in the prior year. The increase primarily relates to additional interest incurred on a larger average outstanding debt balance and lower capitalised interest as a result of less drilling and completion activity throughout 2015.

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

Our combined federal and state effective tax rates differ from our statutory tax rate (Australia) of 30% primarily due to U.S. federal and state tax rates, non-deductible expenses and the recognition of previously unrecognized tax losses. See Note 7 in the Notes to the Consolidated Financial Statements of this report for further information regarding our income taxes.

Loss attributable to owners of Sundance.  Loss attributable to our owners (or net income/loss after tax)  was a $(263.8) million for the year ended December 31, 2015 a decrease from net income of $15.3 million for the year ended December 31, 2014, for the reasons discussed above.

Adjusted EBITDAX.  For the year ended December 31, 2015, adjusted EBITDAX was $64.8 million, or 70% of revenue, compared to $126.4 million, or 79% of revenue, from the prior year.  The overall decrease in Adjusted EBITDAX was primarily driven by the decline in commodity prices.

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

In May 2015, we refinanced our previous credit facilities with Wells Fargo to new credit facilities with Morgan Stanley, increasing our total borrowing capacity from an aggregate of $135 million to $200 million; comprised of a $125 million Term Loan, and a reserve based revolver of up to $75 million.  Throughout 2015, the Company increased its borrowings to $192 million ($125 million Term Loan and $67 million outstanding on the Revolving Facility).  On December 30, 2015, the Revolving Facility borrowing capacity was reduced from $75 million to $67 million. As of December 31, 2016, we were fully drawn on our Term Loan and Revolving Facility.  At December 31, 2016, we were in compliance with all of our covenants and believe we will remain compliant for the remainder of 2017.

The Revolving Facility matures on May 14, 2020 and the Term Loan matures on November 14, 2020.

In June 2016, management committed to a plan to sell its interest in our Mississippian/Woodford assets.  In March 2017, the Company entered into a purchase and sale agreement and expects to close on the transaction in May 2017.  Certain of the Mississippian/Woodford assets were included in the borrowing base value under the Company’s Credit Agreement.  Upon the sale of these assets, the lender may elect to reduce the then effective borrowing base by an amount equal to the value attributed to those assets if the value of the remaining assets doesn’t meet the prescribed asset coverage thresholds.  There are many variables that affect the lender’s determination of borrowing base value at any point in time and therefore it is difficult for management to estimate the borrowing base value in the future so the amount that would be required to be repaid, if any, is uncertain.  Accordingly, no portion of the outstanding debt has been classified as current as of December 31, 2016.

Our 2017 capital budget is based on our operating cash flows which we intend to use toward the development of our oil and natural gas projects, with relatively insignificant planned expenditures toward exploration and evaluation. We believe that our cash on hand, internally generated operating cash flows and the aforementioned asset sale, will be sufficient to fund our operations and planned capital expenditures through 2017. We may also use other sources of capital, including the issuance of debt or equity securities, to fund acquisitions or maintain our financial flexibility.

The amount, timing and allocation of these and other future expenditures is largely discretionary. As a result, the amount of funds devoted to any particular activity may increase or decrease significantly, depending on available opportunities, timing of projects and market conditions. We expect that in the future our commodity derivative positions will help us stabilize a portion of our expected cash flows from operations despite potential declines in the price of oil and natural gas. However, should commodity prices further decline for an extended period of time or the capital/credit markets become constrained, the borrowing capacity under our Credit Agreement could be adversely affected. In the event of a reduction in the borrowing base under our Credit Agreement, we may be required to prepay some or all of our indebtedness, which would adversely affect our capital expenditure program.

Cash Flows

Our cash flows for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Year ended December 31,
(In $ ‘000s)	2016	2015	2014
	(audited)	(audited)	(audited)
Financial Measures:
Net cash provided by operating activities	$42,660	$64,469	$128,087
Net cash used in investing activities	(79,991)	(180,771)	(323,235)
Net cash provided by financing activities	51,776	50,403	167,595
Cash and cash equivalents	17,463	3,468	69,217
Payments for development expenditure	(64,130)	(144,316)	(361,950)
Payments for exploration expenditure	(2,852)	(20,339)	(39,616)
Acquisitions, net of acquired cash	(23,506)	(15,023)	(35,606)
Proceeds from the sale of non-current assets	7,141	41	115,284

Cash flows provided by operating activities

Cash provided by operating activities for the year ended December 31, 2016 was $42.7 million, a decrease of $21.8 million compared to the prior year ($64.5 million).  This decrease was primarily due to receipts from sales decreasing $34.7 million, to $64.7 million and pay down of 2015 accounts payables and accrued expense balances.  See Item 4.B. “Information on Sundance — Business Overview” for more information.

Net cash provided by operating activities for the year ended December 31, 2015 decreased 50% to $64.5 million compared to 2014. This decrease was primarily due to receipts from sales decreasing $71.0 million, or 42%, to $99.4 million primarily due to the decrease in commodity prices.  This was partially offset by an increase in payments to suppliers and employees of $19.7 million.

Cash flows used investing activities

Cash used in investing activities for the year ended December 31, 2016 decreased significantly to $80.0 million (including a net paydown of $9.4 million related to 2015 development and exploration costs) as compared to $180.8 million in prior year.  This decrease was primarily due to the Company’s down-cycle development plan to drill and complete within operating cash flow, with the exception of some accelerated development subsequent to the capital raise in the second half of 2016.

Net cash used in investing activities for the year ended December 31, 2015 decreased significantly to $180.8 million (including a net paydown of $74.0 million related to 2014 development and exploration costs) as compared to $323.2 million in 2014 (net of $115.3 million cash source from sale of non-current assets).  This decrease was primarily due to the Company’s down-cycle development plan to drill and complete within operating cash flow.

Cash flows provided by (used in) financing activities

Cash provided by financing activities for the year ended December 31, 2016 increased slightly to $51.8 million.  This increase is a result of the $64.2 million capital raise, offset by borrowing costs paid of $11.8 million.  There were no additional draws on the Company’s credit facilities compared to last year’s $62.0 million net draw and no equity raised in 2015.

Net cash provided by financing activities for the year ended December 31, 2015 decreased to $50.4 million.  This decrease is a result of the lower net draws on the Company’s credit facilities ($62.0 million in 2015 compared to $100.0 million in prior year) and no equity raises in 2015 (compared to a net of $68.7 million in 2014).

Credit Facilities

Credit Facilities.  On May 14, 2015, we and our wholly-owned subsidiary Sundance Energy, Inc. entered into the Credit Agreement with Morgan Stanley Energy Capital, Inc., as administrative agent and the lenders from time to time party thereto, which provides for our $300 million Revolving Facility and $125 million Term Loan.  The Revolving Facility is subject to a borrowing base, which was set initially at $75 million and reduced to $67 million on December 30, 2015.  At December 31, 2016, we had $125 million outstanding on the Term Loan and $67 million outstanding on the Revolving Facility.

Interest on the Revolving Facility accrues at LIBOR plus a margin that ranges from 2.0% to 3.0% based upon the amount drawn.  Interest on the Term Loan accrues at LIBOR (with a LIBOR floor of 1.0%) plus 7.0%.

The key financial covenants of our Credit Agreement require us to (i) maintain a minimum current ratio, which is defined as consolidated current assets inclusive of undrawn borrowing capacity divided by consolidated current liabilities, of 1.00 or greater, (ii) a revolving debt to EBITDAX ratio, determined on a rolling four quarter basis, of 4.00 to 1.00 or less, (iii) maintain a minimum EBITDAX to consolidated interest expense ratio of 2.00 to 1.00 or greater,  and (iv) maintain a minimum Total Proved PV-9 (as defined in our Credit Agreement) to Total Debt (as defined in our Credit Agreement) ratio of not less than 1.50 to 1.00. The Credit Agreement requires the Company to hedge 50% of its proved developed producing forecasted volumes.  EBITDAX, as defined in the Credit Agreement, is calculated as consolidated net income (loss) less the impact of interest, income taxes, depreciation, depletion, amortization, exploration expensese and other noncash charges and income (including share based compensation, unrealized gains and loss on derivative instruments).

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

•                  make certain distributions (including payments of dividends);

•                  make certain loans, advances and investments; and

•                  engage in transactions with affiliates.

If an event of default exists under our Credit Agreement, the administrative agent will be able to terminate the commitments under the Credit Agreement and accelerate the maturity of all loans made pursuant to the Credit Agreement and exercise other rights and remedies. Events of default include, but are not limited to, the following events:

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

Capital Expenditures

The following table summarizes our capital expenditures incurred (excluding acquisitions and changes related to its restoration provision) for the years ending December 31, 2016 and 2015.

	Year ending December 31
(In $ ‘000s)	2016	2015	Change in $	Change in %
	(audited)	(audited)
Development and production assets	$57,893	$76,831	(18,938)	(24.6)
Exploration and evaluation expenditure	4,429	22,501	(18,072)	(80.3)
Total	$62,322	$99,332	(37,010)	(37.3)

C.                                    Research and Development

Not applicable.

D.                                    Trend Information

We believe that oil and natural gas prices may remain volatile for the foreseeable future. While oil and/or natural gas prices are low, our future drilling and completion activity will decrease as operating cash flows decrease relative to recent historical levels. While we anticipate reductions in field service costs, material prices and all costs associated with drilling, completing and operating wells, maintaining an effective cost structure to maintain positive cash flow could be challenging. This could have a material adverse effect upon our net sales or revenues, profitability, liquidity or capital resources or cause less predictable future operating results or financial condition as compared to reported financial information. While we have identified prospects we intend to drill, our ability to grow could be adversely affected by these commodity price declines.

E.                                    Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.                                     Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations as of December 31, 2016.

	Payments due by period
Contractual Obligations (In $ ‘000s)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Credit Facilities(1)	$235,441	$12,606	$25,213	$197,622	$—
Cooper Basin capital commitments (2)	3,373	1,687	1,686	—	—
Drilling rig commitments (3)	1,085	1,085	—	—	—
Operating lease obligations(4)	4,123	1,353	2,267	503	—
Employment commitments(5)	740	370	370	—	—
Restoration provision (6)	7,072	—	—	—	7,072
Total	$251,834	$17,101	$29,536	$198,125	$7,072

(1)         Includes principal and projected interest payments due under our Revolving Facility and Term Loan.  Projected interest payments are based on a 3.7% and 8.0% interest rate for the Revolving Credit Facility and the Term Loan, respectively, in effect as of December 31, 2016. Timing above assumes credit facilities are held to maturity and that there are no subsequent changes to the borrowing base.

(2)         The Company has capital commitments of up to approximately A$10.6 million through 2019 of which A$5.9 milion (US$4.3 million) had been incurred through December 31, 2016 (commitment amounts in table shown in USD translated at December 31, 2016).  Timing of commitment may vary.

(3)  As of December 31, 2016 the Company had one rig contracted to drill seven wells during 2017.  The amount represents minimum expenditure commitments should the Company elect to terminate this contract prior to term. Subsequent to December 31, 2016, the Company commenced drilling (and therefore is not subject to the termination fee).

(4)  Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space, compressor equipment and the Company’s amine treatment facility not provided for in the consolidated financial statements.

(5)  Represents commitments for the payment of salaries and other remuneration under long-term employment contracts not provided for in the consolidated financial statements.

(6)         We have established a restoration provision liability for the reclamation of oil and natural gas properties at the end of their economic lives. Based on our current projections, we believe the majority of our reclamation obligations will be incurred beyond five years from December 31, 2016.  The amount shown does not include our Mississippian/Woodward restoration provision liability, which we expect to dispose of in 2017.

Subsequent to December 31, 2016, the Company contracted two additional drilling rigs with minimum expenditure commitments of $0.6 million during 2017.

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

Grace L. Ford has served as the Chief Operating Officer of our subsidiary Sundance Energy, Inc. since August 2015 and had previously served as our Vice President of Exploration and Development of our subsidiary, Sundance Energy, Inc. (March 2013 through August 2015), and as Vice President of Geology of Sundance Energy, Inc. (September 2011 through March 2013). Prior to joining us in 2011, Ms. Ford served in numerous positions in the oil and gas industry, working throughout the United States and in West Africa. Ms. Ford’s experience spans both conventional and unconventional resource exploration, development, and reservoir characterization. Ms. Ford has extensive operational experience in multi-rig horizontal development programs. From 2010 to 2011, Ms. Ford was employed as a geologist by Rock Oil, a private equity-backed company with operations in the Eagle Ford in south Texas. From 2007 to 2010, Ms. Ford was employed as a geoscience manager by Baytex Energy, USA, and from 2001 to 2007, Ms. Ford was employed in various geologic and team leader positions by EOG Resources, Inc. Prior to her tenure with EOG Resources, Inc., Ms. Ford served in various geologic or engineering capacities for Marathon Oil Company, Schlumberger and the U.S. Geological Survey. Ms. Ford received her PhD in Geology from the Colorado School of Mines, a Master of Science degree in Geology from the University of Arkansas and a Bachelor’s of Science degree in geology from the University of Wyoming. Ms. Ford is a registered professional geologist in the states of Texas, Wyoming and Utah.

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

Trina Medina has served as Vice President of Reservoir Engineering of our subsidiary, Sundance Energy, Inc., since September 2015.  She has more than 20 years of broad reservoir engineering experience in the oil and gas industry, focused across conventional, unconventional and secondary recovery evaluation and development projects, including corporate reserves and budgeting with companies such as Newfield Exploration (2007-2015), Stone Energy Corporation (2005-2007), INTEVEP and PDVSA.  Ms. Medina received a Master of Science degree in Reservoir Engineering from Texas A&M University, a Master of Science degree in Reservoir Geoscience from the Institut Francais du Petrole, and a Bachelors of Science degree in Petroleum Engineering from the Universidad Central de Venezuela.  Ms. Medina is a member of the Society of Petroleum Engineers (SPE) and a member for the Society of Petroleum Evaluation Engineers (SPEE).

Michael D. Hannell has been a Director of Sundance since March 2006 and chairman of our board of directors since December 2008. Mr. Hannell has wide experience in the oil and gas industry, spanning some 50 years, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of design and construction, engineering, operations, exploration and development, marketing and commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now Exxon) and Santos Ltd.  Mr. Hannell has previously held a number of board appointments the most recent being the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier; and  the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry.  Mr. Hannell has also served on a number of not-for-profit boards, with appointments as president of the Adelaide-based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business, and a member of the South Australian Legal Practitioners Conduct Board. Mr. Hannell holds a Bachelor of Science degree in Mechanical Engineering (with Honours) from the University of London and is a Fellow of the Institution of Engineers Australia.  Mr. Hannell may not hold office without re-election past the annual general meeting (“AGM”) in 2018.

Damien A. Hannes has been a Director since August 2009. Mr. Hannes has over 25 years of finance, operations, sales and management experience. He has most recently served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Damien was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Mr. Hannes was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. He holds a Bachelor of Business degree from the NSW University of Technology in Australia and subsequently completed the Institute of Chartered Accounts Professional Year before being seconded into the commercial sector. Mr. Hannes also serves as chairman of the board of directors of Australia Gold Corporation Ltd.  Mr. Hannes may not hold office without re-election past the AGM in 2019.

Neville W. Martin has been a Director since January 2012. Prior to his election, he was an alternate director on our board of directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Resource and Energy Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University. Mr. Martin also serves on the board of directors of Woomera Exploration Limited, Pawnee Energy Limited, Numedico Technologies Pty, Ltd, Anglo Russian Energy Pty, Ltd, Newklar Asset Management Pty. Ltd, Houmar Nominees Pty, Ltd and Stansbury Petroleum Investments Pty, Ltd.  Mr. Martin may not hold office without re-election past the AGM in 2019.

H. Weldon Holcombe has been a Director since December 2012. Mr. Holcombe has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental (“HSE”), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk’s Haynesville field with one billion cubic feet of natural gas of production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn. Mr. Holcombe may not hold office without re-election past the AGM in 2018.

There are no family relationships among any of our directors or executive officers. The business addresses for each of our directors and executive officers is Sundance Energy, Inc., 633 17th Street, Denver, Colorado 80202.

Employment Agreements with Executive Officers

On April 26, 2016, the Company entered into a new employment agreement (“Employment Agreement”) with our Chief Executive Officer, Eric P. McCrady, with a three-year term effective January 2016 and base remuneration of $370,000 per year, which is reviewed annually by the Remuneration and Nomination Committee.  The Employment Agreement replaces his previous agreement with the Company.  There were no material changes to the contract terms.  In January 2016, Mr. McCrady, along with our CFO, COO, VP of Land, VP of Reservoir Engineering and Non-executive Directors, voluntarily agreed to reduce their base salaries to help the Company reduce expenses and improve its cash flow during this time of low commodity prices.  In January 2017, their base salaries were restored.  In the event of a not-for-cause termination or change in control (as described in the Employment Agreement) in which Mr. McCrady does not remain employed by the acquirer, the Employment Agreement provides payment of Mr. McCrady’s base remuneration through the end of the term of the Employment Agreement. He is eligible to participate in our incentive compensation program.

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

The Remuneration and Nominations Committee makes recommendations to our Board of Directors in relation to total compensation of directors and executives and reviews their remuneration annually. Independent external advice is sought when required. The Remuneration and Nominations Committee retained Meridian Compensation Partners, LLC (“Meridian”), as its independent remuneration consultant for the 2016 fiscal year. Meridian was retained to provide executive and director remuneration consulting services to the Committee, including advice regarding the design and implementation of remuneration programs that are competitive and common among the U.S. oil and gas exploration and production industry, competitive market information, comparison advice with Australian companies and practice, regulatory updates and analyses and trends on executive base salary, short-term incentives, long-term incentives, benefits and perquisites.  All remuneration paid to directors and executives is valued in accordance with applicable IFRS accounting rules.

Executives In assessing total compensation, our objective is to be competitive with industry compensation while considering individual and company performance. Base salaries for executives recognize their qualifications, experience and responsibilities as well as their unique value and historical contributions to Sundance. In addition to being important to attracting and retaining executives, setting base salaries at appropriate levels motivates employees to aspire to and accept enlarged opportunities. We do not consider base salaries to be part of performance-based compensation, in setting the amount, the individuals’ performance is considered. The majority of each executive’s compensation is performance based and “at risk.” We believe that equity ownership is an important element of compensation and that, over time, more of the executives’ compensation should be equity-based rather than cash-based so as to better align executive compensation with shareholder return. For the year ended December 31, 2016, the targeted “at risk” remuneration relating to performance variability with Short-Term Incentive (“STI”) bonuses and Long-Term Incentive (“LTI”) awards represents approximately 81% for the Managing Director and approximately 75% for all other executives.

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

The incentive compensation program has provisions for an annual cash and equity bonus in addition to the base salary levels. The annual cash bonus STI is established to reward short-term performance towards our goal of increasing shareholder value. The equity component LTI is intended to reward progress towards our long-term goals and to motivate and retain management to make decisions benefiting long-term value creation.

During 2016, the LTI component of our incentive compensation program comprised awards made pursuant to the Sundance Energy Australia Limited Long Term Incentive Plan, as amended (the “RSU Plan”). Any grants made to employees that also serve as a director are subject to shareholder approval prior to issuance.

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

LTI Award in 2017

For the 2016 fiscal year (granted in 2017), the LTI incentives granted to executives were comprised of:

1)             50% of award value granted in RSUs which vest based upon the movement in Sundance ordinary share price over a three-year period (“Absolute Total Shareholder Return” or “A-TSR”).  Absolute total shareholder return (A-TSR) is calculated by the change in the Company’s ordinary share price plus dividends paid, if any, over the specified time period.  The number of shares that can be earned under the A-TSR component of the award, ranges from 0% to 150% of the target share grant, based on A-TSR calculated at the end of the three-year assessment period according to the following multiples:

Absolute TSR Goal	Payout % of Target
25% preferred return	150%
15% preferred return	100%
8% preferred return	50%
< 8% preferred return	0%

2)             50% of award value granted as three tranches of deferred cash, earned through appreciation in the price of Sundance’s ordinary shares during 2017, 2018 and 2019.  The base deferred cash target awards are paid only after achieving the following share performance targets:

	Target Share Price (Annual VWAP)
Payout Percentage	2017	2018	2019
50%	$0.2182	$0.2356	$0.2525
100%	$0.2323	$0.2671	$0.3072
150%	$0.2525	$0.3156	$0.3945
300%	$0.5050	$0.6313	$0.7891

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

2)             50% of award value granted as two tranches of deferred cash, earned through appreciation in the price of Sundance’s ordinary shares during 2017 and 2018.  The base deferred cash target awards are paid only after achieving the following share performance targets:

•                  Tranche 1- A 20 day volume weighted average (20-day VWAP) of A$0.297 per share for the last 20-day period in the year ending December 31, 2017.  This equates to a 25% preferred return over a two-year period.

•                  Tranche 2- A 20 day volume weighted average (20-day VWAP) of A$0.371 per share for the last 20-day period in the year ending December 31, 2018. This equates to a 25% preferred return over a three-year period.

The available bonus pool for both STI and LTI is based on a percentage of each employee’s annual base salary. On an annual basis, targets are established and agreed by the Remuneration and Nominations Committee, subject to endorsement by our Board of Directors. The targets are used to determine the bonus pool, but both the STI and LTI bonuses require approval by the Remuneration and Nominations Committee and are fully discretionary. Bonuses earned under the STI are typically paid in cash.  However, no STI bonuses were paid for 2016 and 2015 performance.

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

Details of the cash remuneration, as prescribed by our home country jurisdiction, of our directors and executive officers for the year ended December 31, 2016 are as follows:

	Fixed Based Remuneration				Share Based Payments	Performance Based
Director	Cash Salary and Fees	Non- monetary Benefits (1)	Post- employment Benefits	Superannuation	RSU	STI- Bonus	LTI — Share Based (2)	LTI — Deferred Cash (3)	Total
E McCrady	$335,846	$21,144	$7,950	$—	$—	$—	$837,888	$62,032	$1,264,860
M Hannell	105,121	—	—	9,987	—	—	—	—	115,108
D Hannes	85,869	—	—	8,158	—	—	—	—	94,027
N Martin	72,882	—	—	6,924	—	—	—	—	79,806
W Holcombe	116,721	—	—	—	—	—	—	—	116,721
	$716,439	$21,144	$7,950	$25,069	$—	$—	$837,888	$62,032	$1,670,522
Key Management Personnel
C Anderson	$267,769	$14,471	$7,950	$—	$5,492	$—	$465,600	41,038	$802,320
G Ford	267,769	10,253	7,950	—	13,392	—	466,597	41,038	806,999
	$535,538	$24,724	$15,900	$—	$18,884	$—	$932,197	$82,076	$1,609,319
	$1,251,977	$45,868	$23,850	$25,069	$18,884	$—	$1,770,085	$144,108	$3,279,841

(1)	Non-monetary benefits includes car parking and payment of healthcare premiums.

(2)

The fair value of the services received in return for the LTI share based awards is based on the allocable portion of aggregate fair value expense recognized under IFRS 2 for the year. The fair value of the services received in return for the time-based RSUs was determined by multiplying the number of shares granted by the closing price of the shares on the grant date. The fair value of the A-TSR and R-TSR shares has determined using a Monte Carlo simulation model, as further discussed in Note 1 to the Financial Report. The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the RSUs vest.

(3)

The fair value of the services received in return for the LTI deferred cash awards is based on the allocable portion of aggregate fair value expense recognized under IFRS 2 for the year. The fair value of the deferred cash awards has been determined using a Monte Carlo simulation model and is remeasured at the end of each reporting period until the award is settled. The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the deferred cash vest.

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

	Year ended December 31, 2016
	Fixed Remuneration	STI	LTI	Target Performance Related
E. McCrady	19%	19%	62%	81%
C. Anderson	25%	19%	56%	75%
G. Ford	25%	19%	56%	75%
Non-executive directors	100%	—	—	—

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

Audit and Risk Management Committee.  The members of our Audit and Risk Management Committee are Messrs. Hannes (Chairman), Hannell and Martin, all of whom are independent, non-executive directors, including for purposes of Rule 10A-3 of the Exchange Act. Mr. McCrady and Ms. Anderson are non-voting management representatives who advise the committee as appropriate. This committee will oversee, review, act on and report on various auditing and accounting matters to our Board of Directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the committee will oversee, review, act on and report on various risk management matters to our Board of Directors.

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

Compliance with NASDAQ Rules

NASDAQ listing rules allow for a foreign private issuer, such as Sundance, to follow its home country practices in lieu of certain of NASDAQ’s corporate governance rules. NASDAQ listing rules require that we disclose the home country practices that we will follow in lieu of compliance with NASDAQ corporate governance rules.  The following describes the home country practices and the related NASDAQ rule:

Majority of Independent Directors.  We follow home country practice rather than NASDAQ’s requirement that the majority of the board of directors of each issuer be comprised of independent directors.  While ASX listing rules do not require us to have a majority of independent directors, as noted above it is the intention of our Board of Directors that its membership consist of a majority of independent directors who satisfy the criteria recommended by the ASX Principles and Recommendations. As of the date of this annual report, our Board of Directors comprises a majority of independent directors.

Executive Sessions.  We follow home country practice rather than NASDAQ’s requirement that our independent directors meet regularly in executive sessions. ASX listing rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions.

Quorum.  We follow home country practice rather than NASDAQ’s requirement that each issuer provide in its by-laws for a quorum of at least 33 1/3 percent of the outstanding shares of the issuer’s voting common stock for any meeting of shareholders. In compliance with Australian law, our Constitution provides that three shareholders present shall constitute a quorum for a general meeting.

Shareholder Approval for Capital Issuances.  We follow home country practice rather than NASDAQ’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from NASDAQ requirements, with the ASX listing rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX listing rules), and (iii) directors or their associates acquiring securities under an employee incentive plan.

D.                                    Employees

As of December 31, 2016, we had 54 full-time employees, including 16 in executive, finance and accounting and administration, 3 in geology, 27 in production and engineering and 8 in land.  In January 2016, we had a head count reduction of approximately 30% related to a reduction in force. All of our employees are located in the United States. None of our employees are represented by a labor union or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

E.                                    Share Ownership

Number of Restricted Shares Units Held by Executive Officers

Key Management Personnel	Balance 12/31/2015	Issued as Compensation	Forfeited RSUs	RSUs converted to ordinary shares	Balance at 12/31/2016	Market Value of Unvested RSUs 12/31/2016 (1)
E McCrady (2)	3,620,228	5,113,281	—	(1,647,993)	7,085,516	$1,121,894
C Anderson	2,496,670	2,396,858	—	(978,866)	3,914,662	619,833
G Ford	2,595,756	2,396,858	—	(1,075,698)	3,916,916	620,190
Total	8,712,654	9,906,997	—	(3,702,557)	14,917,094	$2,361,917

(1)         Market value based on the Company’s closing share price on December 31, 2016 or USD $0.158 based on the foreign currency exchange spot rate published by the Reserve Bank of Australia.

(2)         Mr. McCrady’s RSUs were approved by the shareholders at the AGM held on May 27, 2016.

Item 7.  Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on 1,249,351,617 ordinary shares outstanding as of April 10, 2017, by:

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

As of April 10, 2017, we had 65 shareholders of record in the United States. These shareholders held an aggregate of 7,917,988 of our outstanding ordinary shares, or less than 1% of our outstanding ordinary shares.  The Bank of New York Mellon, which is the depositary of our ADS program, held approximately 4.2% of our total outstanding ordinary shares.  The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
Gaffwick Pty Ltd (1)	140,769,646	11.93%
James Taylor (2)	64,804,045	5.19%
Advisory Research, Inc. (3)	56,024,156	10.02%
Officers and Directors
Eric P. McCrady(4)	4,766,169	*
Michael D. Hannell	1,148,500	*
Damien A. Hannes(5)	6,247,716	*
Neville W. Martin(6)	695,109	*
H. Weldon Holcombe	746,700	*
Cathy L. Anderson(7)	1,648,104	*
Grace Ford(8)	1,444,706	*
Officers and directors as a group (seven persons)	16,697,004	1.3%

*                                         Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Sundance.

(1)           This information is based on a Form 604 filed with the ASX on July 22, 2016. The address for Gaffwick Pty Ltd is Level 9, 20 Hunter Street, Sydney, NSW, 2000.

(2)           This information is based on a Form 603 filed with the ASX on March 3, 2017. The mailing address for James Taylor is PO Box 656, Bondi Junction, NSW, 1355.

(3)           This information is based on a Form 604 filed with the ASX on December 17, 2015. The address for Advisory Research Inc is 180 North Stenson Ave , Suite 5500 Chicago, Illinois, 60601.

(4)                                 Includes restricted share units that are issuable or scheduled to vest within 60 days of April 10, 2017 totaling 683,035 shares.

(5)                                 Includes (i) 493,243 ordinary shares held by Mr. Hannes individually and (ii) 5,754,473 ordinary shares held in a trust of which Mr. Hannes serves as a director and shares voting and investment power with respect to such shares.

(6)                                 Includes (i) 96,924 ordinary shares held by Mr. Martin individually, and (ii) 598,185 ordinary shares held in trust of which Mr. Martin serves as trustee and is a beneficiary.

(7)                                 Includes restricted share units that are issuable or scheduled to vest within 60 days of April 10, 2017 totaling 380,652 shares.

(8)                                 Includes restricted share units that are issuable or scheduled to vest within 60 days of April 10, 2017 totaling 382,906 shares.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX):

•                  IOOF Holdings Limited (“IOOF”) became a substantial shareholder on August 15, 2012, when it reported that it held 13,970,252 ordinary shares, or 5.042%, of the total voting power as of that date. Between August 2012 and March 27, 2015, IOOF acquired an aggregate of 69,370,881 ordinary shares for A$55,792,006 and sold an aggregate of 40,549,307 ordinary shares for A$37,780,387. On March 18, 2016, IOOF reported that as of March 16, 2016, it was no longer a substantial shareholder.

We note that, each of our directors and executive officers owns less than 1% of our outstanding ordinary shares.

B.                                    Related Party Transactions

From January 1, 2016 through the date of this report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

There were no material related party transactions for the year ended December 31, 2016, 2015 and 2014.

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

In August 2015, the Company received notice from the buyer of its non-operated Phoenix properties sold in December 2013 that they filed a lawsuit against the Company.  The claim of $0.9 million relates to costs not included by the buyer on the final post-closing settlement, for which it seeks reimbursement from the Company.  The Company does not believe the case has merit and intends to vigorously defend itself.

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

B.                                    Significant Changes

On March 1, 2017, the Company entered into a binding sale and purchase agreement to divest of its assets located in the Anadarko Basin of Oklahoma for cash of $18.5 million.  The assets being sold include all of the Oklahoma wells and acreage owned by the Company.  The transaction is subject to several common closing conditions such as confirmatory due diligence but is not subject to any financing contingencies.  The Company expects the transaction to close by May 2017.

Item 9.  The Offer and Listing

A.                                    Offer and Listing Details

Pricing History

The NASDAQ Stock Market

Since September 7, 2016, our ordinary shares in the form of ADSs have been trading on NASDAQ under the symbol “SNDE.” The following table sets forth the high and low market prices for our ADSs for the periods indicated as reported on NASDAQ. All prices are in U.S. dollars.

	US$ High	US$ Low
Annual:
Fiscal year ended December 31
2016	16.00	9.75
Quarterly:
Fiscal year ended December 31, 2017
First quarter	17.99	8.75
Fiscal year ended December 31, 2016
Fourth quarter	16.25	10.52
Third quarter	17.60	9.75
Most Recent Six Months:
March 2017	10.76	8.75
February 2017	12.78	9.03
January 2017	17.99	14.00
December 2016	15.92	14.50
November 2016	14.25	11.56
October 2016	15.04	13.20

On April 17, 2017, the closing price of our ADSs as traded on the NASDAQ was $8.50 per ADS.

Australian Securities Exchange

The following table presents, for the periods indicated, the high and low market prices for our ordinary shares reported on the ASX, under the symbol “SEA.” All prices are in Australian dollars.

	High	Low
	A$	A$
Annual:
Fiscal year ended December 31
2016	0.27	0.06
2015	0.71	0.16
2014	1.42	0.38
2013	1.18	0.76
Six-month period ended December 31
2012	0.85	0.38
Fiscal year ended June 30
2012	0.88	0.36
Quarterly:
Fiscal year ending December 31, 2017
First Quarter	0.24	0.11
Fiscal year ended December 31, 2016
Fourth Quarter	0.22	0.15
Third Quarter	0.18	0.10
Second Quarter	0.22	0.10
First Quarter	0.27	0.06
Fiscal year ended December 31, 2015
Fourth Quarter	0.39	0.16
Third Quarter	0.53	0.24
Second Quarter	0.71	0.45
First Quarter	0.63	0.45
Most Recent Six Months:
March 2017	0.15	0.11
February 2017	0.16	0.11
January 2017	0.24	0.20
December 2016	0.22	0.19
November 2016	0.19	0.15
October 2016	0.20	0.17

On April 17, 2017 the closing price of our ordinary shares as traded on the ASX was A$0.105 per ordinary share (U.S.$0.08 per share based on the foreign exchange rate of A$1.00 to $0.7590 as published by the Reserve Bank of Australia as of April 17, 2017.

As of April 10, 2017, we had 1,249,351,617 ordinary shares outstanding, with 7,917,988 of our ordinary shares being held in the United States by 65 holders of record and 1,204,317,759 of our ordinary shares being held in Australia by 4,211 holders of record. Among these shares, 52,969,100 ordinary shares are in the form of ADSs. A large number of our ordinary shares are held in nominee companies so we cannot be certain of the origin of those beneficial owners.

B.                                   Plan of Distribution

Not applicable.

C.                                    Markets

Our ordinary shares trade on the ASX under the symbol “SEA.”  Since September 7, 2016, our ordinary shares in the form of ADSs have been trading on NASDAQ under the symbol “SNDE.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Our Constitution

The information called for by this Item 10.B. has been reported previously in our registration statement on form 20-F (File No. 000-55246) filed with the SEC on July 11, 2014 as amended on Form 20-F/A on August 26, 2014, under the heading “Additional Information—Our Constitution” and is incorporated by reference into this annual report.

C.                                    Material Contracts

Credit Facilities

On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into the Credit Agreement with Morgan Stanley Energy Capital, Inc., as administrative agent, and the lenders from time to time party thereto, which provides for our $300 million Revolving Facility and $125 million Term Loan. The Revolving Facility is subject to a borrowing base, which was set initially at $75 million.  The borrowing base was reduced to $67 million on December 30, 2015, which was the amount outstanding.  The Revolving Facility matures May 14, 2020 and the Term Loan matures November 14, 2020.

The Revolving Facility and Term Loan refinanced the Company’s credit facilities with Wells Fargo Bank, N.A. and Wells Fargo Energy Capital, Inc., respectively.

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

E.                                    Taxation

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares and ADSs. This discussion is based on the tax laws in force as of the date of this annual report, and is subject to changes in the relevant tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not describe U.S. federal estate and gift tax considerations or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire, hold or dispose of ordinary shares or ADSs. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences to U.S. holders of the acquisition, ownership and disposition of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares or ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

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

•                  persons that hold ordinary shares or ADSs as a position in a straddle or as part of a hedging, wash sale, constructive sale or conversion transaction for U.S. federal income tax purposes;

•                  persons that have a functional currency other than the U.S. dollar;

•                  persons that own (directly, indirectly or constructively) 10% or more of our equity; or

•                  persons that are not U.S. holders.

In this section, a “U.S. holder” means a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes:

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ordinary shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that acquire, own or dispose of ordinary shares or ADSs should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares or ADSs in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

ADSs

If you hold ADSs you generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Distributions

Subject to the passive foreign investment company rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares or ADSs, with respect to ordinary shares or ADSs to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received by the holder, in the case of ordinary shares, or by the depository, in the case of ADSs. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting Requirements” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares or ADSs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on ordinary shares or ADSs will be treated as qualified dividends if (i) either (a) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (the “IRS”) has approved for the purposes of the qualified dividend rules, or (b) the dividends are with respect to ordinary shares or ADSs readily tradable on a U.S. securities market, (ii) we are not, in the year prior to the year in which the dividend was paid, and are not, in the year which the dividend is paid, a PFIC and (iii) certain holding period requirements are met. The Agreement between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisors.

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

Dividends received by a U.S. holder with respect to ordinary shares or ADSs will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

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

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-U.S. taxes imposed on dividends paid on the ordinary shares or ADSs if you (i) have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “—Australian Tax Considerations—Taxation of Dividends.”

Sale, Exchange or other Disposition of Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares or ADSs equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. This recognized gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares or ADSs. See “—Australian Tax Considerations—Tax on Sales or other Dispositions of Shares.”

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

Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2016. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ending December 31, 2017. However, a separate determination is required after the close of each taxable year as to whether we are a PFIC. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares or ADSs, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares or ADSs will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election, as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares or ADSs;

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

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares or ADSs cannot be treated as capital gains, even if the ordinary shares or ADSs are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year. Furthermore, unless otherwise provided by the U.S. Treasury Department, each U.S. holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury Department may require.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder of ordinary shares or ADSs during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisor regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. A class of stock is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  Under current law, the mark-to-market election may be available to U.S. holders of ordinary shares and ADSs because the ordinary shares and ADSs are listed on the ASX and NASDAQ, respectively, both of which constitute a qualified exchange.  There there can be no assurance, however, that the ordinary shares or ADSs will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ordinary shares or ADSs at the end of your taxable year over your adjusted tax basis in the ordinary shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ordinary shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances. Any distributions we make would generally be subject to the rules discussed above under “—Taxation of Dividends,” except the reduced rates of taxation on any dividends received from us would not apply.

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

Medicare Tax

A U.S. holder, which is an individual, an estate or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare Tax”) on the lesser of (i) the U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include dividends received on the ordinary shares or ADSs and net gains from the disposition of ordinary shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult the holder’s tax advisor regarding the applicability of the Medicare Tax to the holder’s dividend income and gains in respect of the holder’s investment in the ordinary shares or ADSs.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to payments to non-corporate holders of ordinary shares or ADSs. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. holder, other than an “exempt recipient,” including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as a result of backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010 and associated Treasury Regulations, certain U.S. holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution,” if the aggregate value of all such assets exceeds US$50,000 on the last day of the taxable year or US$75,000 at any time during such year. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of ordinary shares or ADSs.

The discussion above is not intended to constitute a complete analysis of all U.S. federal or other tax considerations applicable to an investment in ordinary shares or ADSs. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of our ordinary shares or ADSs. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares or ADSs held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of our shares or ADSs. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Nature of ADSs for Australian Taxation Purposes

Ordinary shares represented by ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a “bare trust” for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders of ordinary shares for Australian taxation purposes. We note that the holder of an ADS will be treated for Australian tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income (“CFI”), and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Double Taxation Convention between Australia and the United States.

If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years prior to disposal.

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. This rate does not include the Temporary Budget Repair Levy of 2% that applies in certain circumstances. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Double Taxation Convention between the United States and Australia.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Tax on Sales or other Dispositions of Shares—Foreign Resident Capital Gains Withholding Tax

Provided that the sale of shares occur on an approved stock exchange such as NASDAQ or the ASX, Non-Australian Shareholder should not be subject to foreign resident capital gains withholding tax in Australia.

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

Stamp Duty

No stamp duty is payable by Australian residents or foreign residents on the issue and trading of shares that are quoted on NASDAQ or the ASX at all relevant times and the shares do not represent 90% or more of all issued shares in Sundance.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).

Goods and Services Tax

The issue or transfer of shares to a non-Australian resident investor will not incur Australian goods and services tax.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We are subject to the informational requirements of the ASX. Our public filings with the ASX are electronically available from the ASX website (www.asx.com.au).

We will also furnish The Bank of New York Mellon, the depositary of our ADSs, with all notices of shareholder meetings and other reports and communications that are made generally available to our shareholders. The depositary, to the extent permitted by law, shall arrange for the transmittal to the registered holders of ADRs of all notices, reports and communications, together with the governing instruments affecting our shares and any amendments thereto. Such documents are also available for inspection by registered holders of ADRs at the principal office of the depositary.

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

See to Note 34 of our December 31, 2016 financial statements included in this annual report for detailed information on our financial risk management.

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

Financial Risk Exposure and Management

The main risk to which we are exposed through our financial instruments is interest rate risk. We manage interest rate risk with a mixture of fixed and floating rate cash deposits. As of December 31, 2016, none of our deposits were fixed. It is our policy to keep surplus cash in interest-yielding deposits.

Interest Rate Sensitivity Analysis

We perform a sensitivity analysis relating to our exposure to interest rate risk. The sensitivity analysis demonstrates the effect on results and equity that could result from a change in these risks. The impact on equity is the same as the impact on income. The effect on income as a result of changes in the interest rate, based on net debt position as of December 31, 2016, with all other variables remaining constant for the year ended December 31, 2016, would be as follows (in $ ‘000s):

Effect on profit before tax Increase/(decrease)
—increase in interest rates + 2%	$(3,357)
—decrease in interest rates - 2%	396

Commodity Price Risk Exposure and Management

Our Board of Directors actively reviews oil and natural gas hedging on a monthly basis. Reports providing detailed analysis of our hedging activity are continually monitored against our policy. We sell our oil and natural gas on market using NYMEX market spot rates reduced for basis differentials in the basins from which we produce. We use forward contracts to manage our commodity price risk exposure. Our current policy is to hedge at least 50% of our proved developed reserves through 2020 and for a rolling 36 month period thereafter, as required by our Credit Agreement.

The following table provides a summary of derivative contracts as of December 31, 2016:

	Oil Contracts (Weighted Average)(1)
Contract Year	Units (Bbl)	Floor	Ceiling
2017	930,000	$49.12	$58.78
2018	612,000	$49.88	$58.92
2019	300,000	$52.51	$54.31
Total	1,842,000	$49.87	$58.10

	Natural Gas Contracts (Weighted Average) (1)
Contract Year	Units (Mmbtu)	Floor	Ceiling
2017	1,680,000	$2.86	$3.21
2018	1,290,000	$2.95	$3.36
2019	720,000	$2.95	$3.78
Total	3,690,000	$2.91	$3.37

(1)         The Company’s outstanding derivative positions include swaps totaling 1,182,000 Bbls and 1,830,000 Mcf, which are included in both the weighted average floor and ceiling value.

Commodity Prices Risk Sensitivity Analysis

The table below summarizes the impact on income and equity for changes in commodity prices on the fair value of derivative financial instruments. The impact on equity is the same as the impact on income as these derivative financial instruments have not been designated as hedges and are, and therefore, fair valued through the statement of operations. The effect on income as a result of changes in crude oil and natural gas prices, with all variables remaining constant, for the year ended December 31, 2016 would be as follows (in $ ‘000s):

Effect on profit before tax Increase/(decrease)
Oil
—improvement in oil price of $10 per Bbl	$(12,813)
—decline in oil price of $10 per Bbl	16,233
Gas
—improvement in gas price of $0.50 per Mcf	$(1,423)
—decline in gas price of $0.50 per Mcf	1,306

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

We are also subject to credit risk due to concentration of our oil and natural gas receivables with certain significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. We review the credit rating, payment history and financial resources of our customers, but we do not require our customers to post collateral. At December 31, 2016, we had one customer that owed us approximately $1.5 million and accounted for approximately 21% of total accrued revenue receivables. In addition, the Group had one joint-interest partner that owed the Group approximately $4.0 million of revenue from a non-operated property.  In 2017, the Company expects to begin marketing the production from this property itself; which will reduce its credit risk exposure from this party. For joint interest billing receivables, if payment is not made, we can withhold future payments of revenue, as such, there is minimal to no credit risk associated with these receivables.

Item 12.  Description of Securities Other than Equity Securities

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Holders of our ADSs may have to pay to the depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•                  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•                  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees.

From time to time, the depositary may make payments to Sundance to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement.  The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

(a)         Disclosure Controls and Procedures

As of December 31, 2016, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2016 to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act are (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

(b)         Management’s Annual Report on Internal Control over Financial Reporting

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2016.

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

Item 16A.  Audit Committee Financial Expert

The Board of Directors has determined that Damien Hannes qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F and is independent.  See “Item 6.A—Directors, Senior Management and Employees” for Mr. Hannes’s experience and qualifications.

Item 16B.  Code of Ethics

The Company has a Code of Conduct and Ethics which establishes the practices that directors, management and staff must follow in order to comply with the law, meet shareholder expectations, maintain public confidence in Sundance’s integrity, and provide a process for reporting and investigating unethical practices. The Code of Conduct is available in the corporate governance section of Sundance’s website at http://www.sundanceenergy.net/governance.cfm.

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate fees paid by categories specified below in connection with certain professional services rendered by Deloitte Touche Tomatsu and Ernst and Young, our principal external auditors, for the years ended December 31, 2016 and 2015, respectively.

	Year Ended December 31,
	2016	2015
Audit fees (a)	$461,360	$462,950
Professional services related to filing of various forms with the U.S. Securities and exchange Commission	—	13,000
Tax fees(b)	—	61,535
Total	$461,360	$537,485

(a) Fees for audit services billed in 2016 and 2015 consisted of the audit of  the Company’s annual financial statements; and the review of the Company’s half-year financial statements.  Of the amounts paid in 2016, $361,360 was paid to the Company’s former auditor, Ernst & Young, who provided audit services for the year ended December 31, 2015. The Company paid $100,000 in 2016 to Deloitte Touche Tohmatsu Limited as its auditor for the year ended December 31, 2016.  The remainder of the fees related to the audit of the Company’s December 31, 2016 and the year then ended financial statements were incurred and paid in 2017.

(b) Fees for tax services billed in 2015 consisted of tax compliance and tax planning advice performed by Ernst and Young. Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred to document, compute and obtain government approval for amounts to be included in tax filings.

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

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Refer to “Item 6.C.—Compliance with NASDAQ Rules” regarding the Company’s corporate governance practices and the key differences between the ASX listing rules and NASDAQ listing rules as they apply to us.

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

Dry hole.  A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceeds production expenses and taxes.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of
Sundance Energy Australia Limited

We have audited the accompanying consolidated statement of financial position of Sundance Energy Australia Limited as of December 31, 2016, and the related consolidated statement of profit or loss and other comprehensive income (loss), consolidated statement of changes in equity, and consolidated statement of cash flows for the year ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sundance Energy Australia Limited as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ DELOITTE TOUCHE TOHMATSU

Sydney, Australia

April 28, 2017

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

/s/ Ernst & Young

Ernst & Young
200 George Street
Sydney NSW 2000
Australia

May 2, 2016, except as to Note 7, which is as of February 24, 2017

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

For the year ended 31 December	Note	2016 US$’000	2015 US$’000	2014 US$’000
			(Restated — see Note 7)
Oil and natural gas revenue	4	$66,609	$92,191	$159,793
Lease operating expenses	5	(12,937)	(18,455)	(13,524)
Production taxes		(4,200)	(6,043)	(6,965)
General and administrative expense	6	(12,110)	(17,176)	(15,527)
Depreciation and amortisation expense	17, 20	(48,147)	(94,584)	(85,584)
Impairment expense	19	(10,203)	(321,918)	(71,212)
Exploration expense	18	(30)	(7,925)	(10,934)
Finance costs, net of amounts capitalized		(12,219)	(9,418)	(699)
Loss on debt extinguishment		—	(1,451)	—
Gain on sale of non-current assets		—	790	48,604
(Loss) gain on derivative financial instruments		(12,761)	15,256	11,009
Other income (loss)	8	2,009	(2,240)	(481)

(Loss) profit before income tax		(43,989)	(370,973)	14,480

Income tax (expense)/benefit	7	(1,705)	107,138	841

(Loss) profit attributable to owners of the Company		(45,694)	(263,835)	15,321

Other comprehensive (loss) income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(532)	(478)	684
Other comprehensive (loss) income		(532)	(478)	648

Total comprehensive (loss) income attributable to owners of the Company		$(46,226)	$(264,313)	$16,005

(Loss) earnings per share		(cents)	(cents)	(cents)
Basic earnings	10	(5.2)	(47.7)	2.9
Diluted earnings	10	(5.2)	(47.7)	2.9

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the year ended 31 December	Note	2016 US$’000	2015 US$’000
			(Restated — see Note 7)
CURRENT ASSETS
Cash and cash equivalents		$17,463	$3,468
Trade and other receivables	12	9,786	11,508
Derivative financial instruments	13	—	9,967
Income tax receivable		5,204	5,616
Other current assets	16	4,078	4,154
Assets held for sale	14	18,309	90,632
TOTAL CURRENT ASSETS		54,840	125,345

NON-CURRENT ASSETS
Development and production assets	17	338,709	250,922
Exploration and evaluation expenditure	18	34,366	26,323
Property and equipment	20	1,211	1,382
Derivative financial instruments	13	279	3,950
Deferred tax assets	25	2,683	1,913
TOTAL NON-CURRENT ASSETS		377,248	284,490

TOTAL ASSETS		$432,088	$409,835

CURRENT LIABILITIES
Trade and other payables	21	$3,579	$21,588
Accrued expenses	21	19,995	19,883
Derivative financial instruments	13	4,579	—
Provisions, current	22	2,726	—
Liabilities held for sale	14	941	744
TOTAL CURRENT LIABILITIES		31,820	42,215

NON-CURRENT LIABILITIES
Credit facilities, net of deferred financing fees	23	188,249	187,743
Restoration provision	24	7,072	3,088
Other provisions, non-current	22	3,299	—
Deferred tax liabilities	25	—	—
Derivative financial instruments	13	3,215	—
Other non-current liabilities		610	420
TOTAL NON-CURRENT LIABILITIES		202,445	191,251

TOTAL LIABILITIES		$234,265	$233,466

NET ASSETS		$197,823	$176,369

EQUITY
Issued capital	26	373,585	308,429
Share based payments reserve	27	14,174	11,650
Foreign currency translation reserve	27	(1,842)	(1,310)
Accumulated deficit		(188,094)	(142,400)
TOTAL EQUITY		$197,823	$176,369

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued Capital US$’000	Share Option Reserve US$’000	Foreign Currency Translation Reserve US$’000	Retained Earnings (Accumulated Deficit) US$’000	Total US$’000
Balance at 31 December 2013	237,008	5,635	(1,516)	106,114	347,241
Profit attributable to owners of the Company	—	—	—	15,321	15,321
Other comprehensive loss for the year	—	—	684	—	684
Total comprehensive loss	—	—	684	15,321	16,005
Shares issued in connection with:
a) Private placement	72,178	—	—	—	72,178
b) Exercise of stock options	260	—	—	—	260
Cost of capital raising, net of tax	(2,593)	—	—	—	(2,593)
Share based compensation value of services	—	1,915	—	—	1,915
Balance at 31 December 2014	306,853	7,550	(832)	121,435	435,006

Loss attributable to owners of the Company (restated — See Note 7)	—	—	—	(263,835)	(263,835)
Other comprehensive loss for the year	—	—	(478)	—	(478)
Total comprehensive loss (restated — see Note 7)	—	—	(478)	(263,835)	(264,313)
Shares issued in connection with:
a) business combinations	1,576	—	—	—	1,576
Share based compensation value of services	—	4,100	—	—	4,100
Balance at 31 December 2015 (restated — see Note 7)	$308,429	$11,650	$(1,310)	$(142,400)	$176,369
Loss attributable to owners of the Company	—	—	—	(45,694)	(45,694)
Other comprehensive loss for the year	—	—	(532)	—	(532)
Total comprehensive loss	—	—	(532)	(45,694)	(46,226)
Shares issued in connection with private placement (Note 26)	67,499	—	—	—	67,499
Cost of capital, net of tax (Note 26)	(2,343)	—	—	—	(2,343)
Share based compensation value of services	—	2,524	—	—	2,524
Balance at 31 December 2016	373,585	14,174	(1,842)	(188,094)	197,823

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended 31 December	Note	2016 US$’000	2015 US$’000	2014 US$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		64,749	99,423	170,442
Payments to suppliers and employees		(32,634)	(49,639)	(29,967)
Settlements of restoration provision		(110)	(71)	—
Interest received		—	107	201
Receipts from commodity derivatives, net		10,630	11,736	(3)
Premium payments for commodity derivatives		—	(690)	—
Income taxes received, net		25	3,603	(12,586)
NET CASH PROVIDED BY OPERATING ACTIVITIES	30	42,660	64,469	128,087

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure		(64,130)	(144,316)	(361,950)
Payments for exploration expenditure		(2,852)	(20,339)	(39,616)
Payments for acquisition of oil and gas properties	2	(23,506)	(15,023)	(35,606)
Sale of non-current assets	3	7,141	41	115,284
Transaction costs related to sale of non-current assets		—	—	(278)
Payments for acquisition related costs		—	(578)	—
Payments for property and equipment		(295)	(371)	(967)
Other investing activities		3,651	(185)	(102)
NET CASH USED IN INVESTING ACTIVITIES		(79,991)	(180,771)	(323,235)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares		67,499	—	72,438
Payments for costs of capital raisings		(3,330)	—	(3,778)
Borrowing costs paid, net of capitalized portion		(11,753)	(6,889)	(1,065)
Deferred financing fees capitalized		—	(4,708)	—
Payments for foreign currency derivatives		(390)	—	—
Proceeds from borrowings		—	207,000	165,000
Repayments from borrowings		(250)	(145,000)	(65,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		51,776	50,403	167,595

Net increase (decrease) in cash held		14,445	(65,899)	(27,553)

Cash and cash equivalents at beginning of year		3,468	69,217	96,871
Effect of exchange rates on cash		(450)	150	(101)
CASH AND CASH EQUIVALENTS AT END OF YEAR		17,463	3,468	69,217

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial report of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the year ended 31 December 2016 was authorised for issuance in accordance with a resolution of the Board of Directors on 30 March 2017.  Refer to Note 35 for listing of the Company’s significant subsidiaries.

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

Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities as at December 31 2016 and 2015, and the results for the years then ended, of Sundance Energy Australia Limited (“SEAL”) and the entities it controls.  A controlled entity is any entity over which SEAL is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  As at 31 December 2016 and 2015, all of its controlled entities were wholly-owned.

All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, are eliminated on consolidation.

a)             Income Tax

The income tax expense for the period comprises current income tax expense/(benefit) and deferred income tax expense/(benefit).

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

Tax Consolidation

Sundance Energy Australia Limited and its wholly-owned Australian controlled entities have implemented the income tax consolidation regime, with Sundance Energy Australia Limited being the head company of the consolidated group. Under this regime the group entities are taxed as a single taxpayer.

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

The carrying amounts of the Group’s exploration and evaluation assets are reviewed at each reporting date to determine whether any impairment indicators exist.  Impairment indicators could include i) tenure over the licence area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income.  The estimate of the recoverable amount is made consistent with the methods described under Impairment in (c) below.

b)             Development and Production Assets and Property and Equipment

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

Impairment

The carrying amount of development and production assets and property and equipment are reviewed at each reporting date to determine whether there is any indication of impairment.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made.

Development and production assets are assessed for impairment on a cash-generating unit basis.  A cash-generating unit is the smallest grouping of assets that generates independent cash inflows.  Management has assessed its CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets.  Each of the Group’s development and production asset CGUs include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable.  An impairment loss is recognized in the consolidated statement of profit and loss whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

The recoverable amount of an asset is the greater of its fair value less costs to sell (“FVLCS”) or its value-in-use (“VIU”).  In assessing VIU, an asset’s estimated future cash flows are discounted to their present value using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs.  The estimated future cash flows for the VIU calculation are based on estimates, the most significant of which are hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves.

Estimates of future commodity prices are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves. The discount rates applied to the future forecast cash flows are based on a third party participant’s post-tax weighted average cost of capital, adjusted for the risk profile of the asset.

Under a FVLCS calculation, the Group considers market data related to recent transactions for similar assets. In determining the fair value of the Group’s investment in shale properties, the Group considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include price per flowing barrel of oil equivalent and undeveloped land values per net acre held.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired assets.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion if no impairment loss had been recognized.  The Company has not reversed an impairment loss during the years ended 31 December 2016 or 2015.

If an entire CGU is disposed, gains and losses on disposals are determined by comparing proceeds with the carrying amount.  These gains and losses are included in the statement of profit or loss.  If a disposition is less than an entire CGU and the property had been previously subjected to amortization or impairment at the CGU level, and there would be no significant impact to the Company’s depletion rate, no gain or loss is recognized and the proceeds of the sale are treated as a cost reduction to the Company’s net book value of the CGU in which the assets were previously included.

c)              Leases

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

d)             Financial Instruments

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

Derivative Financial Instruments

The Group uses derivative financial instruments to economically hedge its exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity crude oil or natural gas price swap, option and costless collar contracts.  Their use is subject to policies and procedures as approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recognised at fair value and remeasured at each reporting period.  The fair value of these derivative financial instruments is the estimated amount that the Group would receive or pay to terminate the contracts at the reporting date, taking into account current market prices and the current creditworthiness of the contract counterparties.  The derivatives are valued on a mark to market valuation and the gain or loss on re-measurement to fair value is recognised through the statement of profit or loss and other comprehensive income.

i)           Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when they are acquired principally for the purpose of selling in the near-term.  Realised and unrealised gains and losses arising from changes in fair value are included in profit or loss in the period in which they arise.

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

Foreign Currency Transactions and Balances

Functional and presentation currency

Both the functional currency and the presentation currency of the Group is US dollars.  Some subsidiaries have Australian dollar functional currencies which are translated to the presentation currency.  All operations of the Group are incurred at subsidiaries where the functional currency is the US dollar as its core oil and gas properties are located in the United States.

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

•                  revenues and expenses are translated to USD using the exchange rate at the date of transaction; and

•                  retained profits and issued capital are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve. These differences are recognised in the statement of profit or loss and other comprehensive income upon disposal of the foreign operation.

e)              Employee Benefits

Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled.

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

The group has a restricted share unit (“RSU”) plan to motivate management and employees to make decisions benefiting long-term value creation, retain management and employees and reward the achievement of the Group’s long-term goals.   The target RSUs are generally based on goals established by the Remuneration and Nominations Committee and approved by the Board.  The fair value of time-lapse RSUs is determined based on the price of Company ordinary shares on the date of grant and expense is recognized over the vesting period.  Certain of its RSUs vest based on the achievement of metrics related to the Company’s 3-year absolute shareholder return or total shareholder return as compared to its peer group, as defined.  The Company uses a Monte Carlo valuation model to determine the fair value of such RSUs and the expense is recognized over the vesting period.  The Monte Carlo model is based on random projections of stock price paths and must be repeated numerous times to achieve a probabilistic assessment.  The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award.  The risk-free rate used in the model is based on Australian Treasury bond relevant to the term of the RSU award.

Deferred Cash Compensation

In 2016, the Group granted deferred cash compensation awards to certain employees, which may be earned through appreciation in the weighted average price of Sundance’s ordinary shares from the last 20 days of 2015 as compared to the last 20 days of 2017 and 2018.  The Group recognizes general and administrative expense for the deferred cash compensation to the extent to which the employees have rendered service, with a corresponding liability included within other noncurrent liabilities on the consolidated statement of financial position.  The fair value of the deferred cash awards are estimated initially and at the end of each reporting period until settled, using a Monte Carlo model that takes into consideration the terms and conditions of the award.  The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award.  The risk-free rate used in the model is based on U.S. Treasury bond relevant to the term of the award. The awards may ultimately be settled in cash or fully vested RSUs at the discretion of the Board.

f)               Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.  As of 31 December 2016, the Company had recognized provisions related to a third-party refracturing agreement ($6.0 million) and office space consolidation ($0.3 million).

g)             Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less

h)             Revenue

Revenue from the sale of oil and natural gas is recognised upon the delivery of product to the purchaser and title transfers to the purchaser.  The Company uses the sales method of accounting for natural gas imbalances in those circumstances where it has under-produced or over-produced its ownership percentage in a property. Under this method, a receivable or payable is recognized only to the extent an imbalance cannot be recouped from the reserves in the underlying properties.  The Company had not recognized an imbalance on the consolidated statement of financial position as at 31 December 2016.

All revenue is stated net of royalties, transportation costs and the amount of goods and services tax (“GST”).

i)                Borrowing Costs

Borrowing costs, including interest, directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis.  The Company capitalised eligible borrowing costs of $1.1 million,$1.6 million and $3.4 million for the years ended 31 December 2016, 2015 and 2014 respectively.  All other borrowing costs are recognised in the consolidated statement of profit or loss and other comprehensive income in the period in which they are incurred.

j)                Goods and Services Tax

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

k)             Business Combinations

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

l)                Assets Held for Sale

The Company classifies property as held for sale when management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is highly probable within the next twelve months, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on the Company’s consolidated statement of financial position and amortisation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value, less the costs to sell the assets. The Company recognizes an impairment loss if the current net book value of the property exceeds its fair value, less selling costs.  As at 31 December 2016, based upon the Company’s intent and anticipated ability to sell an interest in these properties, the Company had classified its Mississippian/Woodward properties as held for sale.  As at 31 December 2015 the Company had 25% of its Eagle Ford assets and 100% of its Cooper Basin assets classified as held for sale.

m)         Critical Accounting Estimates and Judgements

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

Estimates of reserve quantities

The estimated quantities of hydrocarbon reserves reported by the Group are integral to the calculation of amortisation (depletion) and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessment of the technical feasibility and commercial viability of producing the reserves. The Company engaged an independent petroleum engineering firm, Ryder Scott Company to prepare its reserve estimates which conform to SEC guidelines.  These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological and production data are generated during the course of operations.

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

Units of Production Depletion

Development and production assets are depleted using the units of production method over economically recoverable reserves.  This results in a depletion or amortisation charge proportional to the depletion of the anticipated remaining production from the area of interest.

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

Share-based Compensation

The Group’s policy for share-based compensation is discussed in Note 1 (g).  The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances.  Certain of the Company’s restricted share units vest based on the Company’s ordinary share price appreciation over a 3-year period in absolute terms or as compared to a defined peer group.  Share-based compensation related to these awards use estimates for the expected volatility of the Company’s ordinary share price and of its peer’s ordinary share price (total shareholder return shares).  The Company’s deferred cash awards also vest upon the Company’s ordinary share price appreciate through 2017, 2018 and 2019.  The Company must also estimate expected volatility of the Company’s ordinary share price when valuing these awards.

n)             Rounding of Amounts

In accordance with the Australian Securities and Investment Commission (“ASIC”) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, amounts in the financial statements have been rounded to the nearest thousand.

o)             Parent Entity Financial Information

The financial information for the parent entity, SEAL (“Parent Company”), also the ultimate parent, discussed in Note 36, has been prepared on the same basis, using the same accounting policies as the consolidated financial statements, except for its investments in subsidiaries which are accounted for at cost in the individual financial statements of the parent entity less any impairment.

p)             Earnings (loss) Per Share

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

s)     New and Revised Accounting Standards

The Group has adopted all of the new and revised Standards and Interpretations issued by IFRS/AASB that are relevant to its operations and effective for the current annual reporting period. The adoption of these new and revised Australian Accounting Standards and Interpretations has had no significant impact on the Group’s accounting policies or the amounts reported during the financial year.

The following Standards and Interpretations have been issued but are not yet effective. These are the standards that the Group reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date.  The Group’s assessment of the impact of these new standards, amendments to standards, and interpretations is set out below.

AASB 9/IFRS 9 — Financial Instruments, and the relevant amending standards

AASB 9/IFRS 9, approved in December 2015, introduces new requirements for the classification, measurement, and derecognition of financial instruments, including new general hedge accounting requirements.  The effective date of this standard is for fiscal years beginning on or after 1 January 2018, with early adoption permitted.  Management is currently assessing the impact of the new standard but it is not expected to have a material impact on the Group’s consolidated financial statements when it adopts the standard 1 January 2018.

AASB 15/IFRS 15 — Revenue from Contracts with Customers

In May 2014, AASB 15/IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Specifically, the standard introduces a 5-step approach to revenue recognition:

1.              Identify the contract(s) with a customer

2.              Identify the performance obligations in the contracts.

3.              Determine the transaction price.

4.              Allocate the transaction price to the performance obligations in the contract.

5.              Recognise revenue when (or as) the entity satisfies a performance obligation.

Under AASB 15/IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.  The effective date of this standard is for fiscal years beginning on or after 1 January 2018.  Although the Company is still in the process of assessing its contracts with customers and evaluating the effect of adopting these standards, as well as the transition method to be applied, the adoption is not expected to have a significant impact on the Company’s consolidated financial statements other than additional disclosures.  The Company plans to adopt the standard on 1 January 2018.

AASB 16/IFRS 16 — Leases

In January 2016, AASB 16/IFRS 16 was issued which provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements for both lessees and lessors.  AASB 16/IFRS 16 changes the current accounting for leases to eliminate the operating/finance lease designation and require entities to recognize most leases on the balance sheet, initially recorded at the fair value of unavoidable lease payments.  The entity will then recognize depreciation of the lease assets and interest on the statement of profit and loss.

The effective date of this standard is for fiscal years beginning on or after 1 January 2019.  As of 31 December 2016, the Company had approximately $5.2 million of contractual obligations related to its non-cancelable leases and drilling rig contracts, and it will evaluate those contracts as well as other existing arrangements to determine if they qualify for lease accounting under AASB 16/IFRS 16.  The Company plans to adopt the standard on the 1 January 2019.

NOTE 2 — BUSINESS COMBINATIONS

Acquisitions in 2016

Acquisition #1

On 29 July 2016, the Company completed its acquisition of 5,050 net acres targeting the Eagle Ford in McMullen County, Texas, for a cash purchase price of $15.9 million.  The assets acquired included approximately 26 gross (9.1 net) producing wells, which were primarily Sundance-operated prior to the acquisition.  The Company acquired the assets to execute on its strategy of growing its Eagle Ford position.

The following table reflects the fair value of the assets acquired and the liabilities assumed as at the date of acquisition (in thousands):

Fair value of assets acquired:
Development and production assets	$16,628
Fair value of liabilities assumed:
Restoration provision	(747)
Net assets acquired	$15,881

Purchase price:
Cash consideration	$15,881
Total consideration paid	$15,881

Revenues of $2.4 million and net income of $0.4 million (excluding the impact of income taxes) were generated from the acquired properties from 29 July 2016 through 31 December 2016.  The Company did not incur any material acquisition costs related to the transaction.

Acquisition #2

On 19 December 2016, the Company completed its acquisition of additional working interest in 23 gross (1.5 net) producing wells and 130 acres in McMullen County for cash consideration of $7.2 million.  12 gross (1.0 net) of the acquired wells are Sundance operated. The Company acquired the assets to execute on its strategy of growing its Eagle Ford position.

The following table reflects the fair value of the assets acquired and the liabilities as at the date of acquisition (in thousands):

Fair value of assets acquired:
Development and production assets	7,348
Fair value of liabilities assumed:
Restoration provision	(118)
Net assets acquired	$7,230

Purchase price:
Cash consideration	$7,230
Total consideration paid	$7,230

Subsequent to the acquisition on 19 December 2016, revenue and net income generated from the properties for the remainder of 2016 were not material.  The Company did not incur any material acquisition costs related to the transaction.

If both Eagle Ford acquisitions had been completed as of 1 January 2016, the Company’s pro forma revenue and loss before income taxes would have been increased and reduced by $5.3 million and $1.2 million to $72.0 million and $(42.8) million, respectively.  This pro forma financial information does not purport to represent what the actual results of operations would have been had the transactions been completed as of the date assumed, nor is this information necessarily indicative of future consolidated results of operations.

Acquisitions in 2015

In August 2015, the Company completed its acquisition of New Standard Energy Ltd’s (“NSE”) U.S. (Eagle Ford) and Cooper Basin (Australia PEL570) assets for an aggregate purchase price of $16.4 million.  The Eagle Ford assets acquired included approximately 5,500 net acres in Atascosa County, 7 gross producing wells and 2 wells that had been drilled, but not yet completed (one of which was subsequently completed by the Company). The Cooper Basin asset acquired included a 17.5% working interest in the Petroleum Exploration License (PEL) 570 concession, with drilling commitments of up to approximately AUD$10.6 million.

Consideration paid for the assets included payment of $15.0 million to repay NSE’s outstanding debt and the issuance of 6 million fully paid ordinary Company shares, offset by acquired cash of $0.2 million.  Approximately 1.5 million of the 6 million Company shares were held in escrow and are expected to be returned to the Company in 2017 in satisfaction of certain unresolved working capital adjustments and were not valued as part of consideration paid.

Acquisition in 2014

There were no business acquisitions for the year ended 31 December 2014.

NOTE 3 — DISPOSALS OF NON CURRENT ASSETS

Disposals in 2016

In December 2016, the Company divested an acreage block containing 3,336 gross (2,709 net) acres located in Atascosa County, Texas. The Eagle Ford acreage was undeveloped and outside the Company’s core development project area. Sundance received cash proceeds of $7.1 million for the acreage.  No gain or loss was recognized in consolidated statement of profit and loss and other comprehensive income related to the sale.

Disposals in 2015

There were no disposals of non current assets during the year ended 31 December 2015.

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

NOTE 4 — REVENUE

	2016	2015	2014
Year ended 31 December	US$’000	US$’000	US$’000

Oil revenue	57,296	82,949	144,994
Natural gas revenue	4,937	4,720	6,161
Natural gas liquid (NGL) revenue	4,376	4,522	8,638
Total revenue	66,609	92,191	159,793

NOTE 5 — LEASE OPERATING EXPENSES

	2016	2015	2014
Year ended 31 December	US$’000	US$’000	US$’000

Lease operating expense	(11,259)	(16,667)	(12,466)
Workover expense	(1,678)	(1,788)	(1,058)
Total lease operating expense	(12,937)	(18,455)	(13,524)

NOTE 6 — GENERAL AND ADMINISTRATIVE EXPENSES

	2016	2015	2014
Year ended 31 December	US$’000	US$’000	US$’000

Employee benefits expense, including salaries and wages, net of capitalised overhead	(3,260)	(4,849)	(3,064)
Share based payments expense (1)	(2,748)	(4,100)	(1,915)
Legal and other professional fees	(2,085)	(3,347)	(4,661)
Corporate fees	(1,762)	(1,986)	(2,526)
Rent	(669)	(993)	(631)
Regulatory expenses	(279)	(203)	(1,374)
Transaction related costs	(323)	(540)	(150)
Other expenses	(984)	(1,158)	(1,206)
Total general and administrative expenses	(12,110)	(17,176)	(15,527)

(1)     Share based payment expense includes expense associated with restricted share units and deferred cash awards.  See Note 32.

The Company capitalised overhead costs, including salaries, wages benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties of $2.1 million, $3.0 million and $4.5 million for the years ended 31 December 2016, 2015 and 2014 respectively.

NOTE 7 — INCOME TAX EXPENSE

The Company identified an error in its 31 December 2015 income tax accounting, which resulted in a $6.3 million overstatement of its deferred tax liabilities and a $0.4 million overstatement of income tax receivable as at 31 December 2015  and a $6.0 million understatement of its income tax benefit for the year then ended. No period prior to the year ended 31 December 2015 was affected. The 2015 prior period error related to the push down allocation of the Company’s consolidated impairment to the Company’s separate subsidiaries. As a result of this error, the Company’s consolidated deferred income tax liabilities, income tax receivable and income tax benefit were misstated. As the adjustment was the direct result of the 2015 impairment charge, the Company believes that the correction should be retrospectively restated for more meaningful and comparative financial information.

The effect of this correction is shown in the table below. There was no impact to the consolidated statement of cash flows.

	As Originally
Condensed Consolidated Statement of	Filed	Correction	2015 Restated
Financial Position (As at 31 December 2015)	US$’000	US$’000	US$’000

Income tax receivable	5,997	(381)	5,616
Total current assets	125,726	(381)	125,345
Deferred tax liabilities	6,341	(6,341)	Nil
Total non-current liabilities	197,592	(6,341)	191,251
Net assets	170,409	5,960	176,369
Accumulated deficit	(148,360)	5,960	(142,400)
Total equity	170,409	5,960	176,369

Condensed Consolidated Statement of
Financial Statement of Loss and
Other Comprehensive Loss	As Originally
(Year ended 31 December 2015)	Filed	Correction	2015 Restated

Income tax benefit	101,178	5,960	107,138
Loss attributable to owners of the Company	(269,795)	5,960	(263,835)
Total comprehensive loss	(270,273)	5,960	(264,313)
Basic and diluted loss per share (cents)	(48.8)	1.1	(47.7)

The following is a summary of 2016, 2015 and 2014 income tax expense (benefit):

		2015
	2016	US$’000	2014
Year ended 31 December	US$’000	(Restated)	US$’000

a) The components of income tax expense comprise:
Current tax expense/(benefit)	1,563	(6,191)	17
Deferred tax expense/ (benefit)	142	(100,947)	(858)
Total income tax expense/ (benefit)	1,705	(107,138)	(841)

b) The prima facie tax on income (loss) from ordinary activities before income tax is reconciled to the income tax as follows:

Loss before income tax	(43,989)	(370,973)	14,480

Prima facie tax expense (benefit) at the Group’s statutory income tax rate of 30%	(13,197)	(111,292)	4,344

Increase (decrease) in tax expense resulting from:

- Difference of tax rate in US controlled entities	(2,161)	(20,447)	220
- Impact of direct accounting from US controlled entities (1)	(98)	(3,165)	(3,044)
- Share based compensation	539	747	428
- Excess depletion	—	—	(489)
- Other allowable items	314	77	295
- Tax adjustments relating to prior years	—	—	(1,063)
- Change in apportioned state tax rates in US controlled entities (2)	—	(84)	(992)
- Tax consolidation election(3)	—	—	(3,058)
- Current year tax losses not recognised	16,308	27,026	2,518

Total Income tax expense (benefit)	1,705	(107,138)	(841)

c) Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	46,022	29,714	2,685

d) Deferred tax charged directly to equity:
- Equity raising costs	(986)	—	1,147
- Currency translation adjustment	73	(362)	(268)

1)             The Oklahoma US state tax jurisdiction computes income taxes on a direct accounting basis.  In 2015, a significant portion of the impairments related to this jurisdiction resulting in a deferred tax benefit of $3,165 creating deferred tax assets, all of which were unrecognized.

2)             In 2014, the change in apportioned state tax rate in US controlled entities is a result of the Company’s disposing of its proprety in Colorado (income tax rate of 4.63%). As the Texas margin tax computation is similar in nature to an income tax computation, it is treated as an income tax for financial reporting purposes

3)             In 2014, this income tax benefit resulted from the election to consolidate certain Australian subsidiaries for income tax purposes effective 1 January 2014, making previously unrecognized deferred tax assets of one of these Australian subsidiaries available for utilization against future income of the consolidated Australian entities.  These deferred tax assets were previously unrecognized due to the lack of evenidence of future taxable income for these Australian subsidiaries on a stand-alone basis.

NOTE 8 — OTHER INCOME (EXPENSE), NET

	2016	2015	2014
Year ended 31 December	US$’000	US$’000	US$’000

Insurance proceeds (1)	2,375	—	—
Litigation settlement	1,200	—	—
Restructuring expenses (2)	(856)	—	—
Loss on foreign currency derivative	(390)	—	—
Write-off of unrecoverable cash call	—	(1,621)	—
Write-down of inventory to lower of cost or market	—	(319)	—
Contract cancellation fee	—	—	(477)
Other	(320)	(300)	(4)
Total other income (expense), net	2,009	(2,240)	(481)

(1)         During 2016, the Company received insurance proceeds of $2.4 million related to a well control incident in 2014.  In addition the Company was awarded a cash settlement of $1.2 million from litigation against a third party contractor for damages to a well that occurred in 2014.  As part of the litigation settlement, the Company was also awarded $0.6 million for reimbursement of legal costs incurred (recorded to general and administrative expenses on the consolidated statement of profit and loss).

(2)         In January 2016, the Company restructured its corporate organization and reduced its headcount by approximately 30% in order to reduce its cash operating costs in response to the lower oil price environment. Restructuring costs included $0.4 million in employee severance costs and $0.5 million in office lease-related costs for certain office space that is expected to be no longer used as a result of office space consolidation. The office-lease-related costs represent the Company’s future obligations under the operating leases, net of anticipated sublease income.  See also Note 22.

NOTE 9 — KEY MANAGEMENT PERSONNEL COMPENSATION

a)             Directors and Key Management Personnel Compensation

The total remuneration paid to Directors and Key Management Personnel (“KMP”) of the Group during the year is as follows:

Year ended 31 December	2016 US$’000	2015 US$’000	2014 US$’000

Short term wages and benefits	1,298	1,467	1,465
Share based payments (equity or cash settled) (1)	2,025	2,271	1,208
Post-employment benefit	49	52	57
	3,372	3,790	2,730

(3)         The 2014 short-term incentive bonus (“STI”) granted to KMP, excluding the Managing Director, was granted by the Board of Directors in 2015 and paid out in the form of RSUs, which vested immediately.  The associated expense is included in 2015 share-based payments in the table above. The 2014 STI to the Managing Director was approved by shareholders in 2016 and paid out in the form of RSUs with immediate vesting.  The associated expense is included in 2016 share based payments in the table above.

b)             Options Granted as Compensation

No options were granted as compensation during each of the years ended 31 December 2016, 2015 and 2014 to KMP from the Sundance Energy Employee Stock Option Plan. During 2015, the previous option holders were notified that all of the Company’s options would be converted to RSUs, which included 2.2 million options held by KMP, that were converted into 1.0 million RSUs ($0.2 million of incremental fair value).

c)              Restricted Share Units  Granted as Compensation

RSUs awarded as compensation were 9,906,997 ($1.2 million fair value), 7,426,596 ($3.8 million fair value) and 1,451,917 ($1.4 million fair value) during the years ended 31 December 2016, 2015 and 2014, respectively, to KMP.  The vesting provisions of the RSUs vary and may vest immediately, based upon the passage of time or based on achievement of metrics related to the Company’s 3-year absolute total shareholder return (ATSR) or total shareholder return (TSR) as compared to its peer group. The details of the plan and TSR RSUs are described in more detail in Part I, Item 6.

d)             Deferred Cash Awards as Compensation

Deferred cash awarded as compensation to KMP was $1.5 million ($0.5 million fair value as at 31 December 2016) during the year ended 31 December 2016.  Deferred cash awards vest based on the appreciation of the Company’s ordinary shares measured during 2017, 2018 and 2019. There were no deferred cash awards in 2015 or 2014.  The deferred cash award is described in more detail in Part I, Item 6.

NOTE 10 — AUDITORS’ REMUNERATION

	2016	2015	2014
Year ended 31 December	US$’000	US$’000	US$’000

Cash remuneration of the auditor for:
Auditing or review of the financial report	461	463	429
Professional services related to filing of various Forms with the US Securities and Exchange Commission	—	13	245
Taxation services provided by the practice of auditor	—	61	69
Total remuneration of the auditor	461	537	743

(1)         The 2016 amount includes $0.4 million paid to the Company’s former auditor, Ernst & Young, who provided audit services for the year ended 31 December 2015.   The Company paid $0.1 million in 2016 to Deloitte Touche Tohmatsu Limited as its auditor for the year ended 31 December 2016.

NOTE 11 — EARNINGS (LOSS) PER SHARE (EPS)

	2016	2015	2014
Year ended 31 December	US$’000	US$’000	US$’000

Loss for periods used to calculate basic and diluted EPS	(45,694)	(263,835)	15,321

	Number of shares	Number of shares	Number of shares
a) -Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS(1)	870,582,898	552,847,289	531,391,405
b) -Incremental shares related to options and restricted share units(2)	—	—	3,208,214
c) -Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	870,582,898	552,847,289	534,599,619

(1) Calculation excludes approximately 1.5 million ordinary shares held in escrow as at 31 December 2016 and 2015.  The shares were issued as part of the NSE acquisition in 2015 and are expected to be returned to the Company in satisfaction of certain working capital adjustments during 2017

(2) Incremental shares related to restricted share units were excluded from 31 December 2016 and 2015 weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

NOTE 12 — TRADE AND OTHER RECEIVABLES

	2016	2015
Year ended 31 December	US$’000	US$’000

Oil, natural gas and NGL sales	8,201	5,684
Joint interest billing receivables	1,545	4,108
Commodity hedge contract receivables	37	1,653
Other	3	63
Total trade and other receivables	9,786	11,508

Due to the short-term nature of trade and other receivables, their carrying amounts are assumed to approximate fair value.  No receivables were outside of normal trading terms as at 31 December 2016 and 2015.

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS

	2016	2015
Year ended 31 December	US$’000	US$’000

FINANCIAL ASSETS:
Current
Derivative financial instruments — commodity contracts	—	9,967
Non-current
Derivative financial instruments — commodity contracts	279	3,950
Total financial assets	279	13,917

FINANCIAL LIABILITIES:
Current
Derivative financial instruments — commodity contracts	4,579	—
Non-current
Derivative financial instruments — commodity contracts	3,215	—
Total financial liabilities	7,794	—

NOTE 14 — ASSETS HELD FOR SALE

The consolidated statement of financial position includes assets and liabilities as held for sale, comprised of the following:

Year ended 31 December	2016 US$’000	2015 US$’000

Mississippian/Woodford
Development and production assets	18,309	—
Eagle Ford
Development and production assets (25%)	—	77,021
Exploration and evaluation expenditure (25%)	—	8,377
Cooper Basin
Exploration and evaluation expenditure	—	5,234
Total assets held for sale	18,309	90,632

Restoration provision for Mississippian/Woodford developed assets	941	—
Restoration provision for Eagle Ford developed assets (25%)	—	744
Total liabilities held for sale	941	744

In June 2016, the Company’s management committed to a plan to sell its Mississippian/Woodford assets.  The Company entered into a purchase and sale agreement on 1 March 2017 to sell the assets for $18.5 million, subject to post-closing adjustments for net cash flow attributable to the assets from 1 August 2016 through the closing date.  The Company expects the transaction to close by May 2017.

The Company had previously intended to sell a 25% non-operated interest in its Eagle Ford assets. However, the Company changed its strategy in June 2016 as a result of its 3-tranche private placement, initiated in the second quarter of 2016 (and closed over the second and third quarters 2016).  These Eagle Ford assets were reclassified and are presented as development and production assets and exploration and evaluation expenditures as at 31 December 2016.

The Company’s Cooper Basin assets no longer met the criteria as held for sale as at 31 December 2016.  However, the Company still intends to dispose of the assets, as they fall outside the Company’s strategic focus.

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

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.  The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 31 December 2016 (US$’000)	Level 1	Level 2	Level 3	Total

Assets measured at fair value
Derivative commodity contracts	—	279	—	279
Liabilities measured at fair value
Derivative commodity contracts	—	(7,794)	—	(7,794)
Net fair value	—	(7,515)	—	(7,515)

Consolidated 31 December 2015 (US$’000)	Level 1	Level 2	Level 3	Total

Assets measured at fair value
Derivative commodity contracts	—	13,917	—	13,917
Investment in equity instruments at fair value though profit and loss “FVTPL”	89	—	—	89

Net fair value	89	13,917	—	14,006

During the years ended 31 December 2016 and 2015, respectively, there were no transfers between level 1 and level 2 fair value measurements, and no transfer into or out of level 3 fair value measurements.

Measurement of Fair Value

a)   Derivatives

The Company’s derivative instruments consist of commodity contracts (primarily swaps and collars) and a foreign currency contract. The Company utilises present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy.

b)   Investment in Equity Securities - FVTPL

The Company purchased 122 million shares of Elixir Petroleum Limited (ASX: EXR) in conjunction with its purchase of NSE in 2015. The fair value of the securities was determined using ASX trade data, which is directly observable by the Company, and was included with the Level 1 fair value hierarchy as at 31 December 2015. The Company sold its investment in Elixir Petroleum for $0.1 million in 2016.

c)   Credit Facilities

As at 31 December 2016, the Company had $125 million and $67 million of principal debt outstanding on its Term Loan and Revolving Facility, respectively. The estimated fair value of the Term Loan was approximately $123 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the Term Loan was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period.  The Company’s Revolving Facility has a recorded value that approximates its fair value as its variable interest rate is tied to current market rates and the applicable margins of 2%-3% represent market rates.

e)   Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 16 — OTHER CURRENT ASSETS

Year ended 31 December	2016 US$’000	2015 US$’000

Investment in equity instruments - FVTPL	—	89
Cash advances to other operators	27	27
Oil inventory on hand, lesser of cost or net realizable value	517	632
Equipment inventory, lesser of cost or net realizable value	1,721	783
Prepaid expenses	1,807	2,578
Other	6	45
Total other current assets	4,078	4,154

NOTE 17 — DEVELOPMENT AND PRODUCTION ASSETS

	2016	2015
Year ended 31 December	US$’000	US$’000

Costs carried forward in respect of areas of interest in:
Development and production assets, at cost:
Producing assets	838,792	694,111
Wells-in-progress	4,997	38,210
Undeveloped assets	30,119	62,781
-Development and production assets, at cost:	873,908	795,102
Accumulated depletion	(258,613)	(211,123)
Accumulated impairment	(258,277)	(256,036)
Total development and production expenditure	357,018	327,943
Less amount classified as asset held for sale	(18,309)	(77,021)
Total Development and Production Expenditure, net of assets held for sale	338,709	250,922

a) Movements in carrying amounts:
Development expenditure
Balance at the beginning of the period	250,922	519,013
Amounts capitalised during the period	57,893	76,831
Amounts transferred from exploration phase	—	4,898
Fair value of assets acquired	23,873	13,170
Exploratory dry hole costs previously included in wells-in progress	—	(2,416)
Revision to restoration provision	3,238	(5,715)
Depletion expense	(47,490)	(93,429)
Impairment expense	(3,409)	(184,409)
Development and production assets sold during the period	(5,030)	—
Reclassifications from assets held for sale	77,021	—
Reclassifications to assets held for sale	(18,309)	(77,021)
Balance at end of period	338,709	250,922

Borrowing costs relating to drilling of development wells that have been capitalized as part of oil and gas properties during the years ended 31 December 2016 and 2015 were $1.1 million and $1.6 million, respectively.  The interest amounts capitalized as a percent of the total bank interest incurred for years ended 31 December 2016 and 2015 were 6.7% and 14.1%, respectively.

NOTE 18 — EXPLORATION AND EVALUATION EXPENDITURE

	2016	2015
Year ended 31 December	US$’000	US$’000

Costs carried forward in respect of areas of interest in:
Exploration and evaluation phase, at cost	176,550	178,693
Provision for impairment	(142,184)	(138,759)
Total exploration and evaluation expenditures	34,366	39,934
Less amount classified as asset held for sale	—	(13,611)
Total Exploration and Evaluation Expenditure, net of assets held for sale	34,366	26,323

a) Movements in carrying amounts:
Exploration and evaluation
Balance at the beginning of the period	26,323	155,130
Amounts capitalised during the period	4,429	22,508
Fair value of assets acquired (1)	—	4,586
Exploration costs expensed (2)	(30)	(183)
Amounts transferred to development phase	—	(4,898)
Exploration tenements sold during the period	(2,096)	—
Impairment expense	(7,871)	(137,209)
Reclassifications from assets held for sale (3)	13,611
Reclassifications from to assets held for sale (3)	—	(13,611)
Balance at end of period	34,366	26,323

(1)         In 2015, the Company acquired a 17.5% WI in the PEL570 concession in the Cooper Basin during 2015 as part of its acquisition of NSE.

(2)         In 2015, the Company expensed costs associated with two exploratory wells located in the Eagle Ford that did not have economically recoverable reserves (i.e. dry hole wells).

(3)         In 2016, the Company committed to a plan to sell its interest in its Mississippian/Woodward assets.  In 2015, the Company had committed to a plan to sell its interest in the Cooper Basin and 25% of its Eagle Ford assets.  However, the Company changed its strategy in June 2016 as a result of its capital raise, and as of 31 December 2016, no longer intended to sell its interest in Eagle Ford assets.

The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTE 19 — IMPAIRMENT OF NON-CURRENT ASSETS

Year-End 2016

At 31 December 2016, the Group reassessed the carrying amount of its non-current assets for indicators of impairment or whether there is any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy.  The Company determined there was no indication of impairment or impairment reversal for its Eagle Ford assets. The Company determined that there was an indication of impairment for its Mississippian/Woodward and Cooper Basin assets.

Each of the Group’s development and production asset CGUs include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable.

Mississippian/Woodward assets

Beginning in June 2016, the Company actively marketed its Mississippian/Woodward assets.  Based on the value of third-party bids and the execution of a purchase of sale agreement subsequent to year-end, the Company determined that there was an indication of impairment of both its exploration and evaluation assets and development and production assets.  The Company recorded an impairment expense of $4.6 million, which is equal to the difference between the carrying value and the estimated sale proceeds, less selling costs.

Cooper Basin

The Company has not received operational information indicating that the recovery of the Company’s carrying costs in the Cooper Basin is likely.  As such, the Company wrote the asset down to nil and recorded an impairment expense of $6.7 million during the year ended 31 December 2016.

Year-End 2015

At 31 December 2015, the Group determined that due to the decline in the oil pricing environment, that there was an indication of impairment for all of its exploration and evaluation expenditures and its development and production assets.

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

Year-End 2014

As a result of the change in the oil pricing environment at 31 December 2014, the Company determined that there was an indication of impairment for development and production assets.  For the Company’s FVLCS calculation, management used future NYMEX strip prices, adjusted for basis differentials, in 2015 and gradually increased through 2016 to $75/bbl in 2017 and thereafter.  The Company applied a post-tax discount rate of 8.0%.  Management also applied further risk-adjustments appropriate for risks associated with its developed and undeveloped reserves using a weighted average risk-adjustment rate of 6% and 17%, respectively, based on the risk associate with each reserve category.

Recoverable amounts and resulting impairment expense recognized in conjunction with the Company’s impairment analysis as at 31 December 2016, 2015and 2014 are presented in the table below.

31 December 2016	Carrying costs	Recoverable amount (1)	Impairment
Cash-generating unit (2)	US$’000	US$’000	US$’000

Exploration and evaluation expenditures:
Mississippian/Woodford	1,183	—	1,183
Cooper Basin	6,688	—	6,688
Total exploration and evaluation	7,871	—	7,871
Development and production assets:
Mississippian/Woodford	21,693	18,309	3,384
Total development and production assets	21,693	18,309	3,384

31 December 2015
Cash-generating unit (3)

Exploration and evaluation expenditures:
Eagle Ford	151,171	33,511	(117,660)
Mississippian/Woodford	5,164	1,190	(3,974)
Cooper Basin	7,436	5,234	(2,202)
Total exploration and evaluation	163,771	39,935	(123,836)
Development and production assets:
Eagle Ford	431,796	308,083	(123,713)
Mississippian/Woodford	77,940	19,859	(58,081)
Total development and production assets	509,736	327,942	(181,794)

31 December 2014
Cash-generating unit

Development and production assets (4):
Eagle Ford	400,761	389,764	10,997
Mississippian/Woodford	125,535	65,320	60,215
Total development and production assets	526,296	455,084	71,212

(1)  Before reclassification of assets held for sale.

(2)  The total impairment expense for the year ended 31 December 2016 was $11.3 million, which was net of an adjustment to 2015 impairment expense of $1.1 million related to a vendor discount for well completion services obtained subsequent to the filing of the Company’s 2015 Annual Report.  Total impairment expense was $10.2 million.

(3)  The 31 December 2015 table reflects the year-end impairment analysis.  The Company also recorded impairment expense related to its Mississippian/Woodford development and production assets of $2.6 million and its exploration and evaluation assets of $13.4 million during the first half of the year ended 31 December 2015.

(4)  Carrying costs exclude work-in-progress that was not subject to impairment analysis.

Any further adverse changes in any of the key assumptions may result in future impairments.

NOTE 20 — PROPERTY AND EQUIPMENT

	2016	2015
Year ended 31 December	US$’000	US$’000

Property and equipment, at cost	3,146	2,942
Accumulated depreciation	(1,935)	(1,560)
Total Property and Equipment	1,211	1,382

a) Movements in carrying amounts:

Balance at the beginning of the period	1,382	1,554
Amounts capitalized during the period	355	372
Amounts disposed of during the period	(151)	—
Depreciation expense	(375)	(544)
Balance at end of period	1,211	1,382

NOTE 21 — TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

	2016	2015
Year ended 31 December	US$’000	US$’000

Oil and natural gas property and operating related	18,588	37,167
Administrative expenses, including salaries and wages	2,225	1,253
Accrued interest payable	2,761	3,051
Total trade, other payables and accrued expenses	23,574	41,471

NOTE 22 — OTHER PROVISIONS

	2016	2015
Year ended 31 December	US$’000	US$’000

Current
Restructuring — office space consolidation	154	—
Third-party refracture	2,572	—
Provisions, current	2,726	—
Long-term
Restructuring — office space consolidation	91	—
Third-party refracture	3,208	—
Other provisions, non-current	3,299	—
Total other provisions	6,025	—

During 2016, the Company entered into an agreement with Schlumberger Limited (“Schlumberger”) to re-fracture five Eagle Ford wells.  Under the terms of the agreement, Schlumberger will be paid for the services, plus a premium (if applicable), from the incremental production generated by the re-fractured wells above the forecasted base production prior to the re-fracture work. The term of the agreement is five years.  The estimate of the payout amount requires judgements regarding production, pricing, future operating costs and discount rates.

During 2016, the Company also recognized a provision related to certain office space that will no longer be used as a result of office space consolidation. The office-lease-related costs represents the Company’s estimate of future obligations under the operating leases, net of anticipated sublease income.   The Company’s office lease is in place through 2019.

NOTE 23 — CREDIT FACILITIES

	2016	2015
	US$000	US$000
Revolving Facility	66,750	67,000
Term Loan	125,000	125,000
Total Credit Facilities	191,750	192,000
Deferred financing fees, net of accumulated amortisation	(3,501)	(4,257)
Total credit facilities, net of deferred financing fees	188,249	187,743

On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into a Credit Agreement (the “Credit Agreement”) with Morgan Stanley Energy Capital, Inc., as administrative agent (“Agent”) and the lenders from time to time party thereto, which provides for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and a term loan of $125 million (the “Term Loan”). The Revolving Facility is subject to a borrowing base, which is redetermined at least semi-annually. The borrowing base was reaffirmed at $67 million in the fourth quarter of 2016. The Revolving Facility has a five year term (matures in May 2020) and the Term Loan has a 5 ½ year term (matures in November 2020). If upon any downward adjustment of the borrowing base, the outstanding borrowings are in excess of the revised borrowing base, the Company may have to repay its indebtedness in excess of the borrowing base immediately, or in five monthly installments.

The Company had a $0.3 million letter of credit outstanding on its Revolving Facility and therefore had no borrowing availability as at 31 December 2016.

Interest on the Revolving Facility accrues at a rate equal to LIBOR, plus a margin ranging from 2% to 3% depending on the level of funds borrowed. Interest on the Term Loan accrues at a rate equal to the greater of (i) LIBOR, plus 7% or (ii) 8%.

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

•                  a minimum interest coverage ratio, consisting of EBITDAX to Consolidated Interest Expense (as defined in the Credit Facility), of not less than 2.0 to 1.0 as of the last day of any fiscal quarter; and

•                  An asset coverage ratio, consisting of PV9% to Total Debt (as defined in the Credit Facility), of not less than 1.50 to 1.0.

As at 31 December 2016, the Company was in compliance with all restrictive financial and other covenants under the Credit Agreement.

NOTE 24 — RESTORATION PROVISION

The restoration provision represents the Company’s best estimate of the present value of restoration costs relating to its oil and natural gas interests, which are expected to be incurred through 2046.  Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  The estimate of future removal costs requires management to make significant judgments regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates. These estimates are reviewed regularly to take into account any material changes to the assumptions.  However, actual restoration costs will reflect market conditions at the relevant time.  Furthermore, the timing of restoration is likely to depend on when the fields cease to produce at economically viable rates.  This in turn will depend on future oil and natural gas prices, which are inherently uncertain.

	2016	2015
Year ended 31 December	US$’000	US$’000

Balance at the beginning of the period	3,088	8,866
New provisions	305	560
Changes in estimates (1)	2,956	(5,661)
Disposals	(28)	—
Settlements	(86)	(290)
New provisions assumed from acquisition	894	334
Unwinding of discount	140	23
Reclassification from liabilities held for sale	744	—
Reclassification to liabilities held for sale	(941)	(744)
Balance at end of period	7,072	3,088

(1)         The change in estimates for the year ended 31 December 2016 was primarily related to additional surface reclamation costs included in the Company’s estimate.

NOTE 25 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:

	2016	2015
Year ended 31 December	US$’000	US$’000 (Restated)

Net deferred tax assets:
Share issuance costs	1,534	1,342
Net operating loss carried forward	2,636	3,659
Accrued interest	(2,756)	(2,847)
Development and production expenditure	1,269	(241)
Other	—	—
Total net deferred tax assets	2,683	1,913

Deferred tax liabilities:
Development and production expenditure	(10,654)	1,509
Derivatives	—	(4,371)
Other	—	(32)
Offset by deferred tax assets with legally enforceable right of set-off:
Net operating loss carried forward	7,218	—
Credits	—	150
Accrued interest	3,436	2,744
Total net deferred tax liabilities	—	—

NOTE 26 — ISSUED CAPITAL

Total ordinary shares issued and outstanding at each period end are fully paid.  All shares issued are authorized.  Shares have no par value.

Number of Shares
a) Ordinary Shares
Total shares issued and outstanding at 31 December 2014	549,295,839
Shares issued during the year (1)	9,807,723
Total shares issued and outstanding at 31 December 2015	559,103,562
Shares issued during the year	690,248,055
Total shares issued and outstanding at 31 December 2016	1,249,351,617

(1)               Includes 1.5 million shares held in escrow related to the Company’s acquisition of NSE. The shares are expected to be returned to the Company in satisfaction of certain unresolved due diligence defects during 2017.

Ordinary shares participate in dividends and the proceeds on winding up of the Parent Company in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	2016	2015	2014
Year ended 31 December	US$’000	US$’000	US$’000

b) Issued Capital
Beginning of the period	308,429	306,853	237,008
Shares issued in connection with:
Share consideration paid in business combination	—	1,576	—
Shares issued in conjunction with private placement (1)	67,499	—	72,178
Exercise of stock options	—	—	260
Total shares issued during the period	67,499	1,576	72,438
Cost of capital raising during the period, net of tax benefit	(2,343)	—	(2,593)
Closing balance at end of period	373,585	308,429	306,853

(1)         Throughout the second and third quarters of 2016, the Company completed a 3-tranche private placement of 685 million ordinary shares to professional and sophisticated investors for net proceeds of $64.2 million.  The Company also recognized a tax benefit on the cost of capital of $1.0 million.  Proceeds were used to accelerate development in the Eagle Ford and to finance its 2016 Eagle Ford acquisitions.

c)                    Restricted Share Units on Issue

Details of the restricted share units issued or issuable as at 31 December:

Grant Date	2016 No. of RSUs	2015 No. of RSUs

15 Oct 2012	—	352,676
19 April 2013	—	204,914
28 May 2013	—	93,562
15 April 2014	393,311	658,080
5 May 2014	—	45,000
12 May 2014	—	63,332
30 May 2014	167,997	503,991
27 April 2015	—	28,874
28 May 2015	1,030,075	1,545,113
28 May 2015 (1)	1,545,113	1,545,113
24 June 2015	2,382,229	4,267,002
24 June 2015(1)	2,267,879	2,815,681
17 July 2015	—	1,275,000
1 August 2015	214,000	321,000
15 March 2016(2)	6,824,950	—
27 May 2016(2)	4,342,331	—
29 June 2016(3)	3,614,316	—
15 August 2016(2)	800,000	—
15 August 2016	200,000	—
Total RSUs outstanding	23,782,201	13,719,338

(1)         RSU’s vest based on 3-year total shareholder return (“TSR”) as compared to the 20-day volume weighted average price (“VWAP”) at 31 December 2014.

(2)         ATSR RSUs vest based on 3-year total shareholder return as compared to the 20-day VWAP at 31 December 2015.  These are described in more detail in Part I, Item 6.

(3)         Shares will be formally issued on the ASX subsequent to 31 December 2016.

d)                         Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

The Group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets.  Other than the covenants described in Note 23, the Group has no externally imposed capital requirements.

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and in the market.  These responses include the management of debt levels, distributions to shareholders and shareholder issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior period.  The strategy is to ensure that any significant increases to the Group’s debt or equity through additional draws or raises have minimal impact to its gearing ratio.  As at 31 December 2016 and 2015, the Company had $192 million outstanding debt.

NOTE 27 — RESERVES

a)   Share Based Payments Reserve

The share based payments reserve records items recognised as expenses on valuation of employee share options and restricted share units.

b)  Foreign Currency Translation Reserve

The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 28 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to tenements

As at 31 December 2016, all of the Company’s core exploration and evaluation and development and production assets are located in the Oklahoma and Texas. The Company has an interest in a non-core exploration and evaluation license located in Australia.

The mineral leases in the exploration prospects in the US have primary terms ranging from 3 years to 5 years and generally have no specific capital expenditure requirements.  However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

The Company is committed to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million through 2019, of which A$5.9 million (US$4.3 million) had been incurred as at 31 December 2016.

The following tables summarize the Group’s contractual commitments not provided for in the consolidated financial statements:

As at 31 December 2016	Total US$’000	Less than 1 year	1 — 5 years	More than 5 years
Cooper Basin capital commitments (1)	3,373	1,687	1,686	—
Drilling rig commitments (2)	1,085	1,085	—	—
Operating lease commitments (3)	4,123	1,353	2,267	503
Employment commitments (4)	740	370	370	—
Total expenditure commitments	9,321	4,495	4,323	503

As at 31 December 2015	Total US$’000	Less than 1 year	1 — 5 years	More than 5 years
Cooper Basin capital commitments (1)	5,098	2,549	2,549	—
Operating lease commitments (3)	5,892	1,372	4,520	—
Employment commitments (4)	372	372	—	—
Total expenditure commitments	11,362	4,293	7,069	—

(1)         The Company has capital commitments of up to approximately A$10.6 million through 2019 (commitment amounts in table shown in USD translated at year-end).  Timing of commitment may vary.

(2)         As at 31 December 2016 the Company had one drilling rig contracted to drill seven wells during 2017.  The amount represents minimum expenditure commitments should the Company elect to terminate this contract prior to term.  Subsequent to December 31, 2016, the Company commenced drilling (and therefore is not subject to the termination fee).

(3)         Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space, compressor equipment and the Company’s amine treatment facility not provided for in the consolidated financial statements.

(4)         Represents commitments for the payment of salaries and other remuneration under long-term employment and consultant contracts not provided for in the consolidated financial statements. Details relating to the employment contracts are set out in the Company’s Remuneration Report.

Subsequent to 31 December 2016, the Company contracted two additional drilling rigs with minimum expenditure commitments of $0.6 million during 2017.

NOTE 29 — CONTINGENT ASSETS AND LIABILITIES

In August 2015, the Company received notice from the buyer of its non-operated Phoenix properties sold in December 2013 that they filed a lawsuit against the Company. The claim of $0.9 million relates to costs not included by the buyer on the final post-closing settlement, for which it seeks reimbursement from the Company. The Company does not believe the case has merit and continues to vigorously defend itself against the lawsuit.

The Company recognizes a contingent liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.  While the outcome of these lawsuits and claims cannot be predicted with certainty, it is the opinion of the Company’s management that as of the date of this report, it is not probable that the aforementioned claims and litigation involving the Company will have a material adverse impact on the Company.  Accordingly, no material amounts for loss contingencies associated with litigation, claims or assessments have been accrued at December 31, 2016 or 2015. At the date of signing this report, the Group is not aware of any other contingent assets or liabilities that should be recognized or disclosed in accordance with AASB 137/IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

NOTE 30 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America.  All of the basins and/or formations in which the Company operates in North America have common operational characteristics, challenges and economic characteristics.  As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker (“CODM”), whom is the Company’s Managing Director and Chief Executive Officer, that the Company has one reportable segment being oil and natural gas exploration and production in North America.  For the years ended 31 December 2016 and 2015, all statement of profit or loss and other comprehensive income activity was attributed to its reportable segment with the exception of $6.7 million and $2.2 million of pre-tax impairment expense, which related to the impairment of its Cooper Basin assets in Australia, respectively.

Geographic Information

The operations of the Group are located in two geographic locations, North America and Australia.  The Company’s Australian assets (Cooper Basin) were acquired in 2015 from NSE and the Company intends to sell these assets as they fall outside the Company’s strategic focus. All revenue is generated from sales to customers located in North America.  As at 31 December 2016 and 2013, the carrying value of the assets held in Australia was nil and $5.2 million respectively.

Revenue from two major customers exceeded 10 percent of Group consolidated revenue for the year ended 31 December 2016 and accounted for 69 and 12 percent, respectively (2015: three major customers accounted for 30, 29 and 22 percent, respectively and 2014:  one major customer for 65 percent) of our consolidated oil, natural gas and NGL revenues.  In addition, 12% of the Company’s revenue is paid from a single third party oil and gas operator at a non-operated oil and gas property.

NOTE 31 — CASH FLOW INFORMATION’

	2016	2015	2014
Year ended 31 December	US$’000	US$’000	US$’000

a) Reconciliation of cash flows from operations with income from ordinary activities after income tax
Profit from ordinary activities after income tax	(45,694)	(263,835)	15,321
Adjustments to reconcile net profit to net operating cash flows:
Depreciation and amortisation expense	48,147	94,584	85,584
Share based compensation	2,524	4,100	1,915
Unrealised (gains) losses on derivatives	21,433	(3,444)	(9,642)
Net gain on sale of properties	—	(790)	(48,604)
Decrease in fair value of securities at FVTPL	—	90	—
Impairment of development and production assets	10,203	321,918	71,212
Unsuccessful exploration and evaluation expense	30	—	10,934
Loss on debt extinguishment	—	1,151	316
Add: Interest expense and financing costs(disclosed in investing and financing activities)	12,219	9,418	383
Recognition of DTA on items directly within equity	986	—	879
Less: Gain from insurance proceeds and litigation settlement (disclosed in investing activities	(3,603)	—	—
Less: Loss on foreign currency derivative (disclosed in financing activities)	390	—	—
Other	21	2,240	126
Changes in assets and liabilities:
- Decrease in current and deferred income tax	(826)	(100,583)	(14,606)
- Decrease in other current assets	(511)	2,742	28
- Decrease in trade and other receivables	2,009	7,007	8,679
- Increase (decrease) in trade and other payables	(5,080)	(2,177)	5,562
- Increase in tax receivable	412	(6,522)	—
- Decrease in non-current liability	—	(1,430)	—
Net cash provided by operating activities	42,660	64,469	128,087

b) Non Cash Financing and Investing Activities

- The Company had additions to oil and natural gas properties of $13,161, $22,559 and $96,586 included in current liabilities at 31 December 2016, 2015 and 2014, respectively.

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

NOTE 32 — SHARE BASED PAYMENTS

The Company recognized share based compensation expense of $2.7 million, $4.1 million and $1.9 million for the years ended 31 December 2016, 2015 and 2014, respectively, comprised of RSUs (equity-settled) and deferred cash awards (cash-settled) and options.

Options

No options were granted during the years ended 31 December 2016, 2015 and 2014 and a total of nil, nil and 431,666 previously issued options were exercised during the years ended 31 December 2016, 2015 and 2014, respectively.

Restricted Share Units

During the years ended 31 December 2016, 2015 and 2014, the Board of Directors awarded 16,992,192, 13,322,262 and 2,839,626 RSUs, respectively, to certain employees (of which 5,113,281, 3,090,000 and 671,988, respectively, granted to the Company’s Managing Director were approved by shareholders).  These awards were made in accordance with the long-term equity component of the Company’s incentive compensation plan, the details of which are described in more detail in the Remuneration Report of the Directors’ Report.  The fair value calculation methodology is described in Note 1.  RSU expense totaled $2.5 million, $4.1 million and $2.0 million for the years ended 31 December 2016, 2015 and 2014, respectively. This information is summarised for the Group for the years ended 31 December 2016, 2015 and 2014, respectively, below:

	Number of RSUs	Weighted Average Fair Value at Measurement Date A$

Outstanding at 31 December 2013	1,704,307	0.83
Issued or Issuable	2,839,626	0.97
Converted to ordinary shares	(1,479,978)	0.89
Forfeited	(99,778)	0.92
Outstanding at 31 December 2014	2,964,177	0.93
Issued or Issuable	13,322,262	0.53
Converted to ordinary shares	(3,805,789)	0.63
Forfeited	(46,312)	0.93
Outstanding at 31 December 2015	12,434,338	0.55
Issued or Issuable (1)(2)	18,267,192	0.18
Converted to ordinary shares	(5,501,538)	0.54
Forfeited	(1,417,792)	0.59
Outstanding at 31 December 2016	23,782,200	0.34

(1)         Includes 1,275,000 of RSUs formally issued on the ASX in 2016 in conjunction with a 2015 option conversion.

(2)         Includes 3,853,961 of RSUs that will be formally issued on the ASX subsequent to 31 December 2016.

The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions:

RSUs awarded during the year ended 31 December 2016:

Grant Date	Number of RSUs	Fair Value at Measurement Date (Per RSU in US$)	Vesting Conditions
15 March 2016	6,824,950	$0.15	0% - 133% based on 3 year ATSR
27 May 2016	4,342,331	$0.10	0% - 133% based on 3 year ATSR
27 May 2016	770,950	$0.12	100 % vested immediately
29 June 2016	3,853,961	$0.08	33 % on 1 January 2017, 2018 and 2019
15 August 2016	400,000	$0.11	50 % on 13 November 2016 and 50% on 11 February 2017
15 August 2016	800,000	$0.11	0% - 133% based on 3 year ATSR
	16,992,192

RSUs awarded during the year ended 31 December 2015:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
27 April 2015	28,874	15	25 % on 27 April 2016, 2017, 2018 and 2019
28 May 2015	1,545,113	693	33 % on 31 January 2016, 2017 and 2018
28 May 2015	1,545,113	1,039	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	4,267,002	1,713	33 % on 31 January 2016, 2017 and 2018
24 June 2015	2,815,681	1,609	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	2,809,479	1,128	100 % vested upon issuance
1 September 2015	321,000	82	33 % on 31 January 2016, 2017 and 2018
	13,332,262	6,279

RSUs awarded during the year ended 31 December 2014:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
15 April 2014	1,842,638	$1,611	25 % issuance date, 25% first three anniversaries
5 May 2014	135,000	123	33 % issuance date, 33% on 1 January 2015 and 2016
12 May 2014	190,000	172	33 % issuance date, 33% first two anniversaries
30 May 2014	671,988	680	25 % issuance date, 25% first three anniversaries
	2,839,626	$2,586

Upon vesting, and after a certain administrative period, the RSUs are converted to ordinary shares of the Company.  Once converted to ordinary shares, the RSUs are no longer restricted.  For the years ended 31 December 2016, 2015 and 2014 the weighted average price of the RSUs at the date of conversion was A$0.11, A$0.52 and A$1.11 per share, respectively.

At 31 December 2016, the weighted average remaining contractual life of the RSUs was 1.7 years.

Deferred Cash Awards

During the year ended 31 December 2016, the Board of Directors awarded $2,079,879 deferred cash awards to certain employees (of which $601,250 were granted to the Company’s Managing Director approved by shareholders).  Under the deferred cash plan, awards may vest between 0%-300%, earned through appreciation in the price of Sundance’s ordinary shares during 2017 and 2018 (50% of award will be evaluated for vesting at each period end).  The details of the award is described in more detail in the Remuneration Report of the Directors’ Report and the fair value calculation methodology is described in Note 1. The estimated fair value of each one dollar unit of deferred cash awards as at 31 December 2016 was $0.38 and $0.28 for awards vesting at the end of 2017 and 2018, respectively, resulting in a total liability $0.2 million.  There were no deferred cash awards granted in 2015 or 2014.

Grants Subsequent to Year End

Subsequent to 31 December 2016, the Board granted 10,351,858 RSUs that vest between 0% and 150% based on Company’s three year absolute total shareholder return and $1,504,125 of base deferred cash awards which vest 0-300% based on the Company’s stock price appreciation in 2017, 2018 and 2019.

NOTE 33 — RELATED PARTY TRANSACTIONS

There were no material related party transactions for the years ended 31 December 2016, 2015 and 2014.

NOTE 34 — FINANCIAL RISK MANAGEMENT

a)   Financial Risk Management Policies

The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group’s risk management strategy focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group has historically used derivative financial instruments to hedge exposure to fluctuations in interest rates and commodity prices. The Group’s financial instruments consist mainly of deposits with banks, accounts receivable, derivative financial instruments, credit facility, and payables. The main purpose of non-derivative financial instruments is to providing funding for the Group operations.

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

A summary of the Company’s outstanding hedge positions as at 31 December 2016 is below:

Oil Derivatives (WTI/LLS)		Weighted Average (1)
Year	Units (Bbls)	Floor	Ceiling
2017	930,000	$49.12	$58.78
2018	612,000	$49.88	$58.92
2019	300,000	$52.51	$54.31
Total	1,842,000	$49.87	$58.10

Gas Derivatives (HH/HSC)		Weighted Average (1)
Year	Units (Mcf)	Floor	Ceiling
2017	1,680,000	$2.86	$3.21
2018	1,290,000	$2.95	$3.36
2019	720,000	$2.95	$3.78
Total	3,690,000	$2.91	$3.37

(1)         The Company’s outstanding derivative positions include swaps totaling 1,182,000 Bbls and 1,830,000 Mcf, which are included in both the weighted average floor and ceiling value.

b)             Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalent and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based on discounting future cash flows by the current interest rates for assets and liabilities with similar risk profiles.  Other than the Term Loan, the balances are not materially different from those disclosed in the consolidated statement of financial position of the Group.

c)              Credit Risk

Credit risk for the Group arises from investments in cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers and joint-interest partners including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. The Group trades only with recognised, creditworthy third parties.

The maximum exposure to credit risk, excluding the value of any collateral or other security, is the carrying amount, net of any impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.  Receivable balances are monitored on an ongoing basis at the individual customer level.

At 31 December 2016, the Group had one customer that owed the Group approximately $1.5 million and accounted for approximately 21% of total accrued revenue receivables.  To partially mitigate our credit risk, the customer has a letter of credit in place for our benefit.  In the event that the customer defaults, the Company could draw upon the letter of credit.  In addition, the Group had one joint-interest partner that owed the Group approximately $4.0 million of revenue from a non-operated property.  In 2017, the Company expects to begin marketing the production from this property itself; which will reduce its credit risk exposure from this party.  For joint interest billing receivables, if payment is not made, the Group can withhold future payments of revenue, as such, there is minimal to no credit risk associated with these receivables.

d)             Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.  The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities as they become due, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group manages liquidity risk by maintaining adequate reserves and banking facilities by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.  Financial liabilities are at contractual value, except for provisions, which are estimated at each period end.

The Company has the following commitments related to its financial liabilities (US$’000):

Year ended 31 December 2016	Total	Less than 1 year	1 — 5 years	More than 5 years

Trade and other payable	3,579	3,579	—	—
Accrued expenses	19,995	19,995	—	—
Provisions	6,025	2,726	3,299	—
Credit facilities payments, including interest (1)	235,441	12,606	222,835	—
Total	265,040	38,906	226,134	—

Year ended 31 December 2015	Total	Less than 1 year	1 — 5 years	More than 5 years

Trade and other payable	21,588	21,588	—	—
Accrued expenses	19,883	19,883	—	—
Credit facilities payments, including interest (1)	247,259	12,420	234,839	—
Total	288,730	53,891	234,839	—

(1)  Assumes credit facilities are held to maturity.

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

Year ended 31 December	2016 US$’000	2015 US$’000	2014 US$’000

Effect on profit before tax
Increase / (Decrease)
Oil
- improvement in US$ oil price of $10 per barrel	(12,813)	(22,731)	(2,400)
- decline in US$ oil price of $10 per barrel	16,233	22,731	3,041
Gas
- improvement in US$ gas price of $0.50 per mcf	(1,423)	(2,325)	(120)
- decline in US$ gas price of $0.50 per mcf	1,306	2,325	120

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

Interest Rate Sensitivity Analysis

Based on the net debt position as at 31 December 2016, 2015 and 2014 with all other variables remaining constant, the following table represents the effect on income as a result of changes in the interest rate.  The impact on equity is the same as the impact on profit before tax.

Year ended 31 December	2016 US$’000	2015 US$’000	2014 US$’000

Effect on profit before tax Increase / (Decrease)
- increase in interest rates + 2%	(3,357)	(1,140)	(906)
- decrease in interest rates - 2%	396	112	184

This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year.  However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity analysis will be subject to change.

NOTE 35 — SUBSIDIARIES

The Company’s significant subsidiaries are as follows:

Name of Entity	Place of Incorporation	Percentage Owned

Sundance Energy Inc.	Colorado	100
Sundance Energy Oklahoma, LLC	Delaware	100
SEA Eagle Ford, LLC	Texas	100
Armadillo Eagle Ford Holdings, Inc.	Delaware	100
Armadillo E&P, Inc.	Delaware	100
NSE PEL570 LTD	Australia	100

NOTE 36 — PARENT COMPANY INFORMATION

The Company has prepared Parent Company only financial statements under the cost method of accounting for statutory purposes in Australia, and has also included the presentation under the equity method of accounting.  The Parent Company financial information has been prepared on the same basis, using the same accounting policies as the consolidated financial statements.

a)             Cost Basis

	2016	2015
As at 31 December	US$’000	US$’000

Parent Entity
Assets
Current assets	11,103	18,132
Investment in subsidiaries	61,946	37,937
Deferred tax assets	2,683	1,913
Related party note receivable	122,174	112,481
Total assets	197,906	170,463
Liabilities
Current liabilities	83	54
Total liabilities	83	54
Total net assets	197,823	170,409
Equity
Issued capital	373,585	308,429
Share options reserve	386	386
Foreign currency translation	(52,948)	(48,214)
Accumulated deficit	(123,200)	(90,192)
Total equity	197,823	170,409

Year ended 31 December	2016 US$’000	2015 US$’000	2014 US$’000
Financial Performance
Profit/(loss) for the period before equity in income of subsidiaries	(33,009)	(98,651)	7,334
Other comprehensive income	(4,733)	(17,675)	(10,030)
Total profit or loss and other comprehensive income	(37,742)	(116,326)	(2,696)

b)             Equity Basis

As at 31 December	2016 US$’000	2015 US$’000
Parent Entity
Assets
Current assets	11,103	18,132
Investment in subsidiaries	61,946	37,937
Deferred tax assets	2,683	1,913
Related party note receivable	122,174	112,481
Total assets	197,906	170,463
Liabilities
Current liabilities	83	54
Total Liabilities	83	54
Total net assets	197,823	170,409
Equity
Issued capital	373,585	308,429
Share options reserve	14,174	11,650
Foreign currency translation	(1,842)	(1,310)
Accumulated deficit	(188,094)	(148,360)
Total equity	197,823	170,409

Year ended 31 December	2016 US$’000	2015 US$’000	2014 US$’000
Financial Performance
Profit for the period before equity in income of subsidiaries	9,028	6,225	7,334
Equity in income of subsidiaries	(54,723)	(276,020)	7,987
Other comprehensive income	(531)	(478)	684
Total profit or loss and other comprehensive income	(46,226)	(270,273)	16,005

c)                                      Cash Flow

Year ended 31 December	2016 US$’000	2015 US$’000	2014 US$’000
Cash flow provided by (used in) operating activities	7,105	(17,772)	(70,216)
Cash flow (used in)/provided by investing activities	(64,273)	1,243	9,415
Cash flow provided by financing activities	67,679	5,676	71,761

NOTE 37 — DEED OF CROSS GUARANTEE

The Australian Securities Investments Commission Class Order 98/1418 is designed to provide relief to wholly-owned entities from preparing and lodging audited financial reports in Australia. As a condition of the Class Order, SEAL and Armadillo Petroleum Limited (“APL”) and collectively (“the Closed Group”) have entered into a Deed of Cross Guarantee (“Deed”).  The effect of the Deed is that SEAL has guaranteed to pay any deficiency in the event of the winding up of APL under certain provision of the Corporations Act 2001.  APL has also given a similar guarantee in the event that SEAL is wound up.

Set out below is a consolidated statement of profit or loss and other comprehensive income and retained earnings of the Closed Group:

Year ended 31 December	2016 US$’000	2015 US$’000	2014 US$’000

Profit / (loss) before income tax	(38,383)	(99,132)	7,764

Income tax expense	(1,316)	(1,723)	(324)

(Loss) profit attributable to members of SEAL	(39,699)	(100,855)	7,440

Total comprehensive loss attributable to members of SEAL	(44,440)	(118,526)	(2,813)

Retained earnings (accumulated deficit) at 1 January	(92,284)	8,572	1,132
Retained earnings (accumulated deficit) at 31 December	(131,979)	(92,284)	8,572

Set out below is a condensed consolidated statement of financial position of the Closed Group:

Year ended 31 December	2016 US$’000	2015 US$’000

Current assets
Cash and cash equivalents	10,756 -	245
Trade and other receivables	—	3,426
Other current assets	346	10,001
Assets held for sale	—	5,234
Total current assets	11,102	18,906

Non-current assets
Exploration and evaluation expenditure	40	40
Related party note receivable	122,174	112,481
Deferred tax assets	2,683	1,913
Investment in subsidiaries	56,090	36,543
Total non-current assets	180,987	150,977

Total assets	192,089	169,883

Current liabilities
Trade and other payables	13	31
Accrued expenses	3,031	1,542
Total current liabilities	3,044	1,573

Non-current liabilities
Deferred tax liabilities	—	3
Total non-current liabilities	—	3

Total liabilities	3,044	1,576

Net assets	189,045	168,307

Equity
Issued capital	373,585	308,429
Share based payments reserve	386	386
Foreign currency translation	(52,947)	(48,224)
Retained earnings (accumulated deficit)	(131,979)	(92,284)
Total equity	189,045	168,307

NOTE 38 — EVENTS AFTER THE BALANCE SHEET DATE

On 1 March 2017, the Company entered into a binding sale and purchase agreement to divest of its assets located in the Anadarko Basin of Oklahoma for cash of $18.5 million.  The assets being sold include all of the Oklahoma wells and acreage owned by the Company.   The transaction is subject to several common closing conditions such as confirmatory due diligence but is not subject to any financing contingencies.  The Company expects the transaction to close by May 2017.

NOTE 39—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES

Costs Incurred

The following table sets forth the capitalised costs incurred in our oil and gas production, exploration, and development activities:

	Year ended December 31,
(in thousands)	2016	2015	2014
Property acquisition costs
Proved(1)	$23,873	$13,170	$2,244
Unproved(1)	2,815	15,495	34,184
Exploration costs	1,650	10,353	2,929
Development costs (1)	61,131	76,831	350,196
	$89,469	$115,859	$389,554

(1)                                 2016, 2015 and 2014 development costs include $5.0 million, $16.6 million and $49.2 million of costs associated with non-producing wells in progress as at 31 December 2016, 2015 and 2014 respectively. These wells in progress were either drilling, waiting on hydraulic fracturing or production testing at year-end.

SEC Oil and Gas Reserve Information

Ryder Scott Company, L.P., an independent petroleum engineering consulting firm, prepared all of the total future net revenue discounted at 10% attributable to the total interest owned by the Company as of December 31, 2016 and 2015. The technical person primarily responsible for the estimates set forth in the reserves report is Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado and Texas with over 10 years of practical experience in estimation and evaluation of petroleum reserves.

Netherland, Sewell & Associates, Inc., an independent petroleum engineering consulting firm, prepared all of the total future net revenue discounted at 10% attributable to the total interest owned by the Company as of December 31, 2014. The technical person primarily responsible for the estimates set forth in the reserves report is Mr. Neil H. Little. Mr. Little is a Licensed Professional Engineer in the State of Texas with over 12 years of practical experience in petroleum engineering studies and over 5 years of practical experience in evaluation of reserves.

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

	Oil (MBbl)	Natural Gas (MMcf)	NGL (MBbl)	Total Oil Equivalents (MBbl)
Total proved reserves:
31 December 2013	12,956	30,655	2,683	20,747
Revisions of previous estimates	(143)	(1,395)	(580)	(955)
Extensions and discoveries	9,275	16,003	2,330	14,272
Purchases of reserves in-place	64	28	1	70
Production	(1,675)	(1,803)	(268)	(2,244)
Sales of reserves in-place	(3,451)	(14,754)	—	(5,910)
31 December 2014	17,026	28,733	4,166	25,981
Revisions of previous estimates	(3,491)	(8,152)	(1,218)	(6,068)
Extensions and discoveries	1,950	4,122	699	3,336
Purchases of reserves in-place	3,896	4,454	238	4,876
Production	(1,829)	(2,581)	(393)	(2,652)
Sales of reserves in-place	—	—	—	—)
31 December 2015	17,552	26,576	3,492	25,473
Revisions of previous estimates	(1,397)	536	(833)	(2,141)
Extensions and discoveries	4,242	10,240	1,551	7,500
Purchases of reserves in-place	1,432	3,121	1,216	3,168
Production	(1,412)	(2,941)	(332)	(2,234)
Sales of reserves in-place	(1,976)	(1,802)	—	(2,276)
31 December 2016	18,441	35,730	5,094	29,490
Proved developed reserves:
31 December 2014	6,124	12,364	1,801	9,985
31 December 2015	6,379	13,205	1,998	10,578
31 December 2016	7,440	16,704	2,269	12,493
Proved undeveloped reserves
31 December 2014	10,903	16,369	2,365	15,996
31 December 2015	11,173	13,371	1,494	14,895
31 December 2016	11,001	19,026	2,825	16,997

Proved Undeveloped Reserves

At December 31, 2016, the Company’s proved undeveloped reserves were approximately 16,997 MBoe, an increase of 2,102 MBoe over our December 31, 2015 proved undeveloped reserves estimate of approximately 14,895 MBoe. The change primarily consisted of extensions and discoveries of 7,500 MBoe (Eagle Ford) and purchases of reserves of 845 MBoe (Eagle Ford, from its acquisitions in July and December 2016), partially offset by downward revisions to previous estimates of approximately 863 MBoe, sales of reserves of 2,242 Mboe and a decrease of 3,138 MBoe due to the conversion of proved undeveloped reserves to proved developed reserves.   The revisions to previous estimates were attributable solely to the Eagle Ford.

Over the next five years, the Company expects to fund its future development costs associated with proved undeveloped reserves of $247.4 million with operating cash flows from its existing proved developed reserves and proved undeveloped reserves that are expected to be converted to proved developed reserves.  Using the December 31, 2016 SEC price assumptions, the Company’s proved reserves operating cash flows are expected to be approximately $310.3 million (undiscounted, before income taxes (if any)).  As such, the Company expects all proved undeveloped locations that are scheduled and included in the Company’s reserves will be spud within the next five years.

Depletable Reserve Base

In accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, the Company includes economically recoverable reserves as its depletable Reserve base used for its depletion calculation. Generally, the Company uses only Proved Developed Reserves in its depletable Reserve base. However, for the year ended December 31, 2014 the Company also included 887.3 MBoe of Probable Developed Reserves in its Eagle Ford depletable Reserve base used for its depletion calculations. The Proved and Probable Developed Reserves represented management’s best estimate of economically recoverable reserves associated with developed properties located in the Eagle Ford formation for the year ended December 31, 2014.  There were no Probable Developed Reserves as of December 31, 2016 and 2015; therefore, the Company only included Proved Developed Reserves in its Eagle Ford depletable Reserve base used for its depletion calculation for the years ended December 31, 2016 and 2015.

Revisions of Previous Estimates

The Company’s previous estimates of Proved Reserves related to the Eagle Ford decreased by 2,141 MBoe in 2016 (100% percent of the Company’s total revisions of previous estimate). This decrease was due to the majority of the Company’s previous Eagle Ford Proved Undeveloped Reserves becoming uneconomic as the result of adjusted forecasts and lower oil, natural gas and NGL pricing.

The Company’s previous estimates of Proved Reserves related to the Mississippian/Woodford formation decreased by 5,900 MBoe in 2015 (97 percent of the Company’s total revisions of previous estimate). This decrease was due to the majority of the Company’s previous Mississippian/Woodford Proved Undeveloped Reserves becoming uneconomic as the result of lower oil, natural gas and NGL pricing.

The Company’s previous estimates of Proved Reserves related to the Mississippian/Woodford formation decreased by 821 MBoe in 2014 (86 percent of the Company’s total revisions of previous estimate). This decrease was due to adjusted forecasts for the Mississippian/Woodford formation.

Extensions and Discoveries

As a result of the Company’s 2016 drilling programs in Dimmit and McMullen Counties, targeting the Eagle Ford formation, the Proved Reserves had extensions and discoveries of 7,500 MBoe, which represent 100% of the Company’s total extensions and discoveries.

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

Purchase of Reserves In-Place

During the years ended 31 December 2016, 2015 and 2014, our purchases of reserves were located in the Eagle Ford.

Sales of Reserves In-Place

During the year ended 31 December 2016, the Company’s sales of reservers were located in the Atascosa County, Texas, of the Eagle Ford formation.

During the year ended 31 December 2015, we did not have any sales of reserves in-place.

During the year ended 31 December 2014, the Company’s sales of reserves were located in the Denver-Julesburg Basin and Goliath prospect of the Bakken.

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

The following summary sets forth our Standardized Measure:

	Year ended 31 December
(in thousands)	2016	2015	2014
Cash inflows	$892,576	$936,041	$1,822,997
Production costs	(307,907)	(246,277)	(444,369)
Development costs	(274,384)	(308,253)	(411,110)
Income tax expense	—	(1,602)	(182,999)
Net cash flow	310,285	379,909	784,520
10% annual discount rate	(151,146)	(198,142)	(349,014)
Standardized measure of discounted future net cash flow	$159,139	$181,767	$435,506

The following are the principal sources of change in the Standardized Measure:

	Year ended 31 December
(in thousands)	2016	2015	2014
Standardized Measure, beginning of period	$181,767	$435,506	$268,163
Sales, net of production costs	(49,496)	(67,693)	(139,304)
Net change in sales prices, net of production costs	(62,670)	(369,770)	37,325
Extensions and discoveries, net of future production and development costs	3,603	11,609	252,527
Changes in future development costs	5,331	28,092	21,115
Previously estimated development costs incurred during the period	45,012	31,007	119,164
Revision of quantity estimates	9,762	(91,440)	(27,495)
Accretion of discount	18,217	53,173	33,698
Change in income taxes	402	95,827	(27,408)
Purchases of reserves in-place	17,004	442	2,863
Sales of reserves in-place	845	—	(67,754)
Change in production rates and other	(10,638)	55,014	(37,388)
Standardized Measure, end of period	$159,139	$181,767	$435,506

Impact of Pricing

The estimates of cash flows and reserve quantities shown above are based upon the unweighted average first-day-of-the-month prices for the previous twelve months. If future gas sales are covered by contracts at specified prices, the contract prices would be used. Fluctuations in prices are due to supply and demand and are beyond our control.

The following average prices were used in determining the Standardized Measure as at:

	Year ended 31 December
	2016	2015	2014
Oil price per Bbl	$42.02	$48.47	$92.26
Gas price per Mcf	$1.22	$1.27	$4.43
NGL price per Bbl	$14.55	$14.80	$29.96

The Company calculates the projected income tax effect using the “year- by-year” method for purposes of the supplemental oil and gas disclosures.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ Eric P. McCrady
	Name:	Eric P. McCrady
	Title:	Chief Executive Officer

Date: April 28, 2017

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Constitution of Sundance Energy Australia Limited (incorporated by reference to Exhibit 1.1 of Form 20-F (File No. 000-55246) filed with the SEC on July 11, 2014)

4.1

Credit Agreement, dated as of May 14, 2015, among Sundance Energy Australia Limited, Sundance Energy, Inc., as borrower, Morgan Stanley Energy Capital, Inc., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 4.1 of Form 20-F (File No. 000-55246) filed with the SEC on May 15, 2015)

4.2

Guarantee and Collateral Agreement, dated as of May 14, 2015, by Sundance Energy Australia Limited, Sundance Energy Inc. and other guarantor party thereto, in favor of Morgan Stanley Energy Capital Inc., as administrative agent (incorporated by reference to Exhibit 4.2 of Form 20-F (File No. 000-55246) filed with the SEC on May 15, 2015)

4.3	Form of Deed of Access, Insurance and Indemnity for Directors and Officers (incorporated by reference to Exhibit 4.9 of Form 20-F (File No. 000-55246) filed with the SEC on July 11, 2014)

4.4	Form of Employment Agreement, by and between Sundance Energy Inc. and Eric P. McCrady (incorporated by reference to Exhibit 4.4 of Form 20-F (File No. 000-55246) filed with the SEC on May 2, 2016)

8.1	List of significant subsidiaries of Sundance Energy Australia Limited*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Touche Tomatsu*

15.2	Consent of Ernst and Young*

15.3	Consent of Ryder Scott Company to use its reports*

15.4	Consent of Netherland, Sewell & Associates, Inc. to use its report*

15.5	Report of Ryder Scott Company regarding the Company’s estimated proved reserves as of December 31, 2016 dated January 30, 2017*

15.6

Report of Ryder Scott Company regarding the Company’s estimated proved reserves as of December 31, 2015 dated April 30, 2016 (incorporated by reference to Exhibit 15.4 of Form 20-F (File No. 000-55246) filed with the SEC on May 2, 2016)

15.7

Report of Netherland, Sewell & Associates, Inc. regarding the Company’s estimated proved reserves as of December 31, 2014 dated April 27, 2015 (incorporated by reference to Exhibit 15.2 of Form 20-F (File No. 000-55246) filed with the SEC on May 15, 2015)

* Filed herewith.