Form 20-F
period 2017-12-31
Sundance Energy Australia Ltd
filed 2018-05-01
CIK 1326089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001‑36302

Sundance Energy Australia Limited
(Exact name of Registrant as specified in its charter)

Australia
(Jurisdiction of incorporation or organization)

633 17th Street, Suite 1950 Denver, CO 80202 Tel: (303) 543‑5700
(Address of principal executive offices)

Eric P. McCrady Sundance Energy, Inc. Chief Executive Officer 633 17th Street, Suite 1950 Denver, CO 80202 Tel: (303) 543‑5700 Fax: (303) 543‑5701
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

1,253,249,528 Ordinary Shares at December 31, 2017

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

Yes   ☒ No

i

EXPLANATORY NOTES

Unless otherwise indicated or the context implies otherwise:

•	“we,” “us,” “our” or “Sundance” refers to Sundance Energy Australia Limited, an Australian corporation, and its subsidiaries;
•	“ADSs” refers to our American Depositary Shares, each of which represents 100 ordinary shares;
•	“ADRs” refers to American Depositary Receipts, which evidence the ADSs;
•	“SEC” refers to the Securities and Exchange Commission;
•	“shares” or “ordinary shares” refers to our ordinary shares;
•	“Ryder Scott” refers to Ryder Scott Company L.P., the independent engineering firm, that provided the estimates of proved oil and natural gas reserves as of December 31, 2017, 2016 and 2015.

We have also provided definitions for certain oil and natural gas terms used in this prospectus in the “Glossary of Oil and Natural Gas Terms” beginning on page A‑1 of this annual report.

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

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may avail itself of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”) relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.          Selected Financial Data

The following tables set forth summary historical financial data for the periods indicated. The consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015 and the balance sheet information as of December 31, 2017 and 2016 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth beginning on page F‑1 of this annual report. The selected consolidated statement of operations data for the years ended December 31, 2014 and 2013 and the consolidated balance sheet information as at December 31, 2015, 2014 and 2013 are derived from the audited consolidated financial statements not appearing in this annual report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein. Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in U.S. dollars and in accordance with Australian Accounting Standards. Our financial statements comply with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

	Year ended December 31,
(In $ ’000s)	2017	2016	2015	2014	2013

Statement of Profit or Loss:
Revenues:
Oil revenue	$89,136	$57,296	$82,949	$144,994	$79,365
Natural gas revenue	8,743	4,937	4,720	6,161	2,774
Natural gas liquids ("NGL") revenue	6,520	4,376	4,522	8,638	3,206
Total oil and natural gas revenues	104,399	66,609	92,191	159,793	85,345
Lease operating and production tax expenses	29,029	17,137	24,498	20,489	18,383
Depreciation and amortization expense	58,361	48,147	94,584	85,584	36,225
General and administrative expense	18,345	12,110	17,176	15,527	15,297
Finance costs, net of amounts capitalized and interest income	13,491	12,219	9,418	(494)	(351)
Loss on debt extinguishment	—	—	1,451	—	—
Impairment of non-current assets	5,583	10,203	321,918	71,212	—
Exploration and evaluation expenditure	—	30	7,925	10,934	—
Loss (gain) on sale of non-current assets	1,461	—	(790)	(48,604)	(7,335)
(Gain) / loss on derivative financial instruments	2,894	12,761	(15,256)	(11,009)	554
Other (income) expense	(457)	(2,009)	—	686	1,063
Income tax expense (benefit)	(1,873)	1,705	(107,138)	(841)	5,567
Profit (loss) attributable to owners of Sundance	$(22,435)	$(45,694)	$(261,595)	$16,309	$15,942

Other comprehensive income (loss)
Exchange differences arising on translation of foreign operations	708	(532)	(478)	684	(421)
Total comprehensive income (loss) attributable to owners of Sundance	$(21,727)	$(46,226)	$(262,073)	$16,993	$15,521
Basic and diluted earnings (loss) per share	$(0.02)	$(0.05)	$(0.48)	$0.03	$0.04
Basic weighted average number of ordinary shares outstanding	1,251,338,659	870,582,898	552,847,289	531,391,405	413,872,184
Other Supplementary Data:
Adjusted EBITDAX(1)	$57,190	$47,863	$64,781	$126,373	$52,594

(1)

Adjusted EBITDAX is a supplemental non-IFRS financial measure. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to our profit (loss) attributable to owners of Sundance, see “Adjusted EBITDAX” below.

	Year ended December 31,
(In $ ’000s)	2017	2016	2015	2014	2013
Statement of Financial Position Data:
Cash and cash equivalents	$5,761	$17,463	$3,468	$69,217	$96,871
Assets held for sale	61,064	18,309	90,632	—	11,484
Total current assets	74,686	58,840	125,345	114,045	141,141
Oil and natural gas properties:
Development and production assets	338,796	338,709	250,922	519,013	312,230
Exploration and evaluation expenditure	34,979	34,366	26,323	155,130	166,144
Total assets	454,618	432,088	409,835	796,520	625,060
Current liabilities	74,136	31,820	42,215	119,324	140,862
Credit facilities, net of deferred financing fees	189,310	188,249	187,743	128,805	29,141
Restoration provision	7,567	7,072	3,088	8,866	5,074
Deferred tax liabilities	—	—	—	102,668	102,711
Total non-current liabilities	203,131	202,445	191,251	242,190	136,957
Total liabilities	277,267	234,265	233,466	361,514	277,819
Net assets	177,351	197,823	176,369	435,006	347,241
Issued capital	372,764	373,585	308,429	306,853	237,008

	Year ended December 31,
(In $ ’000s)	2017	2016	2015	2014	2013
Net Cash Flow Data:
Net cash provided by operating activities	$74,776	$42,660	$64,469	$128,087	$62,646
Net cash used in investing activities	(92,503)	(79,991)	(180,771)	(323,235)	(164,355)
Net cash provided by financing activities	6,063	51,776	50,403	167,595	44,455

Adjusted EBITDAX

Adjusted EBITDAX is a supplemental non-IFRS financial measure that is used by our management and certain external users of our consolidated financial statements, such as investors, industry analysts and lenders.

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

The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

	Year ended December 31,
(In $ ’000s)	2017	2016	2015	2014	2013

IFRS Net Profit Reconciliation to Adjusted EBITDAX:
Profit (loss) attributable to owners of Sundance	$(22,435)	$(45,694)	$(263,835)	$15,321	$15,942
Income tax (benefit) expense	(1,873)	1,705	(107,138)	(841)	5,567
Finance costs, net of amounts capitalized and interest received	13,491	12,219	9,418	494	(232)
Loss on debt extinguishment	—	—	1,451	—	—
Loss (gain) on derivative settlement instruments	2,894	12,761	(15,256)	(10,792)	554
Settlement of derivative settlement instruments	(1,670)	8,672	12,404	1,150	283
Depreciation and amortization expense	58,361	48,147	94,584	85,584	36,225
Impairment of non-current assets	5,583	10,203	321,918	71,212	—
Exploration expense	—	30	7,925	10,934	—
Share-based compensation, value of services	2,076	2,524	4,100	1,915	1,590
Loss (gain) on sale of non-current assets	1,461	—	(790)	(48,604)	(7,335)
Other net income (1)	(698)	(2,704)	—	—	—
Adjusted EBITDAX	$57,190	$47,863	$64,781	$126,373	$52,594

(1)

In 2017, other net income included an escrow settlement of $1.0 million, net litigation settlements $(0.7) million and other non cash items of $0.4 million.  In 2016, other net income included proceeds from an insurance settlement of $2.4 million and a litigation settlement of $1.2 million, offset by restructuring charges of $(0.8) million and other $(0.1) million.

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

Our revenues, profitability, liquidity, ability to access capital and future growth prospects are highly dependent on the prices we receive for our oil, natural gas and NGLs. The prices of these commodities are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil, natural gas and NGLs have been volatile, and we expect this volatility to continue. For example, average daily prices for NYMEX-WTI crude oil ranged from a high of $60.46 per barrel to a low of $42.48 per barrel during 2017. The prices we receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include:

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

Further, oil, natural gas and NGL prices do not necessarily fluctuate in direct relationship to each other. Because approximately 59% and 20% of our estimated proved reserves as of December 31, 2017 were attributed to oil and NGLs, respectively, our financial results are more sensitive to movements in oil prices. The price of oil has been extremely volatile, and we expect this volatility to continue for the foreseeable future. Substantially all of our oil production is sold to purchasers under short-term (less than 12 months) contracts at market-based prices.

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

We currently have commodity price hedging agreements or fixed price contracts in place for  approximately 55% of our expected Boe production for 2018. To the extent we are unhedged, we have significant exposure to adverse changes in the prices of oil, natural gas and NGLs that could materially and adversely affect our business and results of operations.

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

We may fail to realize the anticipated benefits of the recently completed Eagle Ford acquisition (the “Acquisition”) and other acquisitions we may undertake, and may assume unanticipated liabilities.

The Acquisition will result in what we believe is a significant change in the scale of the Company’s operations. There is a risk that this change will not be managed appropriately resulting in loss of value of the assets. Our ability to achieve the anticipated benefits of the Acquisition, or any other acquisition, will depend in part upon whether we can integrate the acquired assets and operations into our existing businesses in an efficient and effective manner. We may not be able to accomplish this integration process successfully.

The Acquisition, and any other acquisition we undertake, involve risks associated with integrating acquired properties into existing operations including that:

•                  senior management’s attention may be diverted from the management of daily operations to the integration of the assets acquired;

•                  significant unknown and contingent liabilities could be incurred for which we have limited or no contractual remedies, the sellers may be unable to meet their financial obligations to indemnify us for those liabilities or we may not have any or adequate insurance coverage;

•                  properties we acquire, including the Eagle Ford properties we acquired in the Acquisition, may not perform as well as we anticipate;

•                  unexpected costs, delays and challenges may arise in integrating the assets acquired in the Acquisition into existing operations;

•                  we may need to hire additional staff, devote additional resources and contract additional rigs to integrate acquired properties; and

•                  we may need additional financing in order to complete our development plan.

Even if we successfully integrate the acquired properties into our operations, including the Eagle Ford properties we acquired in connection with the Acquisition, we may not be able to realize the full benefits we anticipate or we may not realize these benefits within the expected timeframe. Anticipated benefits of any acquisition, including the Acquisition, may also be offset by operating losses relating to changes in commodity prices, in oil and natural gas industry conditions, risks and uncertainties relating to the exploratory prospects of the combined assets or operations, or an increase in operating or other costs or other difficulties. If we fail to realize the benefits anticipated from any acquisition, including the Acquisition, our business, results of operations and financial condition may be adversely affected.

Our exploration, development and exploitation projects require substantial capital expenditures. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our oil and natural gas reserves with resulting adverse effects on our cash flow and liquidity.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business for the development, exploitation, production and acquisition of oil, natural gas and NGL reserves. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. We intend to finance our development plan in 2018 primarily with cash flows from operations and available borrowings under our credit facilities, but we may also finance our future capital expenditures through a variety of other sources, including through additional asset sales, or through the issuance of debt and/or equity, which may alter or increase our capitalization substantially.

Our cash flows from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;
•	the volume of oil, natural gas and NGLs we are able to produce and sell from existing productive wells;
•	the prices at which our oil, natural gas and NGLs are sold;
•	the cost at which our oil, natural gas and NGLs are extracted;
•	global credit and securities markets;
•	our ability to acquire, locate and produce new reserves and the cost of such reserves; and
•	the ability of our lenders to provide us with credit or additional borrowing capacity.

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

SEC rules require that, subject to limited exceptions, our PUDs may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement limits our ability to book additional PUDs as we pursue our drilling program. Moreover, we may be required to write-down our PUDs if we do not drill those wells within the required five-year time frame, or if oil and natural gas prices decrease, making the PUDs uneconomic.  Lower PV‑10 value, resulting from fewer PUDs may negatively impact investor perception of the Company.

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

Our final determination of whether to drill any scheduled or budgeted wells, will be dependent on a number of factors, including:

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

The demand for drilling rigs, pipe and other equipment and supplies, as well as for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry, can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Our operations are concentrated in areas in which the oil and gas industry has historically increased rapidly, and as a result, demand for such drilling rigs, equipment and personnel, as well as access to transportation, processing and refining facilities in these areas, and the costs for those items also increased. Any delay or inability to secure the personnel, equipment, power, services, resources and facilities access necessary for us to maintain or increase our development activities, could result in production volumes being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on our cash flow and profitability. Furthermore, if we are unable to secure a sufficient number of drilling rigs at reasonable costs, we may not be able to drill all of our acreage before our leases expire.

Development of our PUDs may take longer than expected and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated proved undeveloped reserves may not be ultimately developed or produced.

As of December 31, 2017, approximately 67% of our total proved reserves were proved undeveloped.  These reserve estimates reflected our plans to make significant capital expenditures to convert our proved undeveloped reserves into proved developed reserves.  Our approximately 31.3 MMBoe of estimated proved undeveloped reserves will require an estimated $508.5 million of development capital over the next five years. Development of these undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Delays in the development of our reserves, increases in costs to drill and develop such reserves, or decreases in commodity prices will reduce the PV‑10 value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could require us to reclassify our proved undeveloped reserves as unproved reserves.

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

Certain of our undeveloped leasehold acreage is subject to leases that will expire unless production is established. For these properties, if production in commercial quantities has not been established on the leased property or units that include the leased property containing these leases, our leases will expire and we will lose our right to develop the related properties. As of December 31, 2017, 25,609 net acres of our total acreage position were not held by production, of which 10,085 net acres had expired as of the date of this annual report.  For the acreage underlying such properties, if production in paying quantities is not established on units containing these leases, or extensions are not successfully obtained, an additional 5,181 net acres will expire in 2018, and approximately 5,822 net acres will expire in 2019.

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

Our producing properties are located primarily in the Eagle Ford, making us vulnerable to risks associated with operating in a limited number of geographic areas.

All of our producing properties are geographically concentrated in the Eagle Ford area, including those properties acquired in the Acquisition.  As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in these areas caused by governmental regulation, processing or transportation capacity constraints, market limitations, availability of equipment and personnel, water shortages or other drought related conditions or interruption of the processing or transportation of oil, natural gas or NGLs, any of which could adversely affect our business, results of operations and financial condition.

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

Any of these events could significantly and adversely affect our anticipated exploration and development activities. Under our joint operating agreements, we will be required to pay our percentage interest share of all costs and liabilities incurred by the operator on behalf of the working interest owners in connection with joint venture activities. In common with other working interest owners, if we fail to pay our share of any costs and liabilities, we may be deemed to have elected non-participation with respect to operations affected and we may be subject to loss of interest through foreclosure of operator liens invoked by participating working interest owners which may subject us to non-consent penalties. We operated 91.1% of our total production for the year ended December 31, 2017.

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

If oil and natural gas prices decline, we may be required to write-down the carrying values of our oil and natural gas properties.

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

The capitalized costs of our oil and natural gas properties, on an area of interest basis, cannot exceed the estimated discounted future net cash flows of that area of interest. If net capitalized costs exceed discounted future net revenues, we generally must write down the costs of each area of interest to the estimated discounted future net cash flows of that area of interest. We incurred impairment of development and production properties expense and impairment of exploration and evaluation expenditures properties expense totaling $5.4 million and $0.2 million, respectively, during 2017 and $2.3 million and $7.9 million, respectively, during 2016.

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

Our New Credit Agreements have substantial restrictions and financial covenants that restrict our business and financing activities.

In April 2018, we entered into a $250 million senior secured revolving credit facility (“New Revolving Facility”) and a second lien term loan of $250 million (“New Term Loan Facility”) (collectively, the “New Credit Agreements”).

The operating and financial restrictions and covenants in our New Credit Agreements restrict our ability to finance future operations or capital needs and to engage, expand or pursue our business activities. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by our results of operations and financial condition and events or circumstances beyond our control. If we violate any of the restrictions, covenants, ratios or tests in our New Credit Agreements, our indebtedness may become immediately due and payable, the interest rates under our New Credit Agreements may increase and the lenders’ commitment, if any, to make further loans to us may terminate. In the event that some or all of the amounts outstanding under our New Credit Agreements are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts and our lenders could foreclose upon critical assets.  As a result, we may be unable to complete any further development of our properties and it may affect our ability to continue as a going concern. For a description of our credit facilities, please see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.”

Borrowings under our New Revolving Facility are limited by our borrowing base, which is subject to periodic redetermination.

The New Revolving Facility has an initial borrowing base of $87.5 million, with none drawn as of the date of this annual report and outstanding letters of credit of $12 million (which reduced the borrowing availability under the New Revolving Facility).    The borrowing base under the New Revolving Facility will be redetermined at least semi-annually. Redeterminations are based upon a number of factors, including commodity prices and reserve levels. In addition, our lenders have substantial flexibility to reduce our borrowing base due to subjective factors. Upon a redetermination, we could be required to repay a portion of the debt owed under our New Revolving Facility to the extent our outstanding borrowings at such time exceeds the redetermined borrowing base. We may not have sufficient funds to make such repayments, which could result in a default under the terms of our New Revolving Facility and an acceleration of the loans outstanding under our New Credit Agreements. Failure to timely pay these debt obligations when due could cause us to lose our assets through mortgage foreclosure, which would materially and adversely affect our business, results of operations and financial condition.

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

We are reliant on a number of key members of our executive management team. Loss of such personnel may have an adverse effect on our performance. We currently have an employment agreement with our chief executive officer and managing director, however we have not entered into or finalized agreements with any of the other members of our executive management team. We operate in a highly competitive environment and competition for qualified personnel is intense. We may be unable to hire suitable field personnel for our technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed. Our ability to sustain current operations or manage our growth will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified personnel. We may not be successful in attracting and retaining the personnel required to grow or operate our business profitably.

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

We have entered into physical delivery contracts that will require further development in order to deliver all the oil required under such contracts.

We entered into midstream contracts with a large pipeline company and production purchaser (the “Midstream Partner”) to provide gathering, processing, transport and marketing of production for the newly acquired Eagle Ford assets.  The contracts contain minimum revenue commitments (“MRCs”), a portion of which is secured by letters of credit and performance bonds.  If the planned development program is not executed to the extent projected,  we may not produce sufficient quantities of hydrocarbons to meet the MRCs and may be required to make cash deficiency payments. The deficiency payments would reduce liquidity to invest in growing the business and profitability.  If we are unable to make the deficiency payments, the letters of credit and performance bonds may be drawn causing an increase in our level of indebtedness and potentially result in a default under our loan covenants.

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

On March 20, 2015, the Bureau of Land Management (“BLM”) issued its final regulations for hydraulic fracturing on federal and tribal lands. The new regulations require, among other things, disclosure of chemicals, annulus pressure monitoring, flow back and produced water management and storage, and more stringent well integrity measures associated with hydraulic fracturing operations on public land. On June 21, 2016, however, the U.S. District Court for the District of Wyoming enjoined BLM from enforcing the regulations, concluding that the agency lacked the authority to issue them. BLM appealed that decision to the U.S. Court of Appeals for the Tenth Circuit. The appeal is pending. In the meantime, the administration is undergoing a new rulemaking process to roll back the regulation.

At the U.S. federal level, hydraulic fracturing that does not involve the use of diesel fuels is exempt from regulation under the Safe Drinking Water Act (“SDWA”). However, the United States Congress (“Congress”) has considered and may continue to consider eliminating this regulatory exemption, which could subject hydraulic fracturing activities to regulation and permitting by the Environmental Protection Agency (“EPA”) under the SDWA. On June 28, 2016, the EPA issued final pre-treatment standards prohibiting the disposal of wastewater pollutants from on-shore unconventional oil and gas extraction facilities to publicly owned treatment works.  EPA’s regulation of hydraulic fracturing may result in our incurring additional costs to comply with such requirements that may be significant in nature.  Such regulation may result in our experiencing delays or curtailment in the pursuit of exploration, development, or production activities, and we could even be prohibited from drilling and/or completing certain wells.

Despite the existing regulatory exemption, the EPA has begun utilizing other legal authorities in various ways to regulate portions of the hydraulic fracturing process, exemplified by its issuance of regulations under the Clean Air Act limiting emission of pollutants during the hydraulic fracturing process, as well as its recent initiation of a proposed rulemaking under the Toxic Substances Control Act to obtain data on chemical substances and mixtures used in hydraulic fracturing. In addition, the United States Department of the Interior has proposed comprehensive regulations governing the use of hydraulic fracturing on federally managed lands.  Under the new administration, many of these regulations are under review and may be repealed or revised.

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

In addition, the EPA finalized its New Source Performance Standard (“NSPS”) rule regulating carbon dioxide from new, modified and reconstructed fossil fuel-fired power plants and the Clean Power Plan for existing fossil fuel-fired power plants.  While these rules will more negatively impact coal-fired power plants, natural gas-fired power plants may also face liability under the rules and increased costs of operation.

In May 2016, the EPA issued final regulations intended to reduce methane emissions from the oil and gas sector by 40 to 45 percent from 2012 levels by 2025.   On October 20, 2016, EPA issued final Control Techniques Guidelines for reducing smog-forming VOC emissions from existing oil and natural gas equipment and processes in certain states and areas with smog problems. The methane regulations could affect us indirectly by affecting our customer base or by directly regulating our operations. The Obama-era methane regulations are currently under review by the Trump administration and may be replaced, revised or repealed; such actions are the subject of ongoing litigation.

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

The recently passed comprehensive tax reform bill could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (the “TCJA”), which significantly reforms the Internal Revenue Code of 1986, as amended (the “Code”). The TCJA, among other things, contains significant changes to existing U.S. tax laws, including a permanent reduction of the corporate income tax rate from a maximum rate of 35% to 21%, a partial limitation on the deductibility of interest expense, a new base erosion and anti-abuse tax, limitation on the deductibility of certain net operating losses (“NOLs”) to 80% of current year taxable income, an indefinite carryforward of certain NOLs, immediate deductions for certain new investments,  and the modification or repeal of certain business deductions and credits. We continue to examine the impact of the TCJA and additional administrative and regulatory guidance as it is released. The TCJA could adversely affect our business and financial condition. The impact of this tax reform legislation on holders of our ordinary shares is also uncertain and could be adverse.

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

Sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares or ADSs to decline. As of April 24, 2018, we had 6,867,696,796 ordinary shares outstanding, with 613,608,618 of our ordinary shares being held in the United States by 77 holders of record and 6,225,822,965 of our ordinary shares being held in Australia by 6,119 holders of record. Among these shares, 134,077,500 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares and ADSs outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. Sales, or perceived potential sales, by our existing shareholders and ADSs might make it more difficult for us to issue new equity or equity-related securities in the future at such a time and place as we deem appropriate.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2017.  However, if we fail to maintain effective internal controls over financial reporting in the future, the presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

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

As a “foreign private issuer” we are not required to comply with all the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and related rules and regulations. Under SEC rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018.

Since our operations are located in the U.S., we would lose our foreign private issuer status in the future if a majority of our ordinary shares (including those represented by ADSs) are owned by U.S. shareholders and a majority of our shareholders, directors or management are U.S. citizens or residents.  The regulatory and compliance costs to us under applicable U.S. securities laws as a U.S. domestic issuer may be significantly higher than our current regulatory and compliance costs. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10‑K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20‑F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to report our results under U.S. Generally Accepted Accounting Principles, rather than under IFRS, as a domestic registrant. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices required for U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the Nasdaq Stock Market that are available to foreign private issuers.

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

Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2017. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ending December 31, 2018. However, a separate determination is required after the close of each taxable year as to whether we are a PFIC. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year. A non-U.S. corporation will be considered a PFIC for a taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any taxable year during which a U.S. holder (as defined in Item 10.E. “Additional Information—Taxation—U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See Item 10.E. “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

Item 4.  Information on Sundance

A.          History and Development

Sundance Energy Australia Limited, a public onshore oil and natural gas company, was incorporated under the laws of Australia in December 2004. In April 2005, we completed an initial public offering of our ordinary shares and listing of these shares on the ASX under the symbol “SEA.”  In September 2016, we implemented a sponsored ADR program with The Bank of New York Mellon. Our ADSs are listed on Nasdaq under the symbol “SNDE.”  Each ADR represents 100 of our ordinary shares.

Our principal office is located at 633 17th Street, Suite 1950, Denver, Colorado 80202. Our telephone number is (303) 543‑5700. Our website address is www.sundanceenergy.net. Information on our website and the websites linked to it do not constitute part of this annual report. Our agent for service of process in the United States is Sundance Energy, Inc., which has its principal place of business at 633 17th Street, Suite 1950, Denver, Colorado 80202.

We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays, primarily in south Texas targeting the Eagle Ford formation (“Eagle Ford”).

Acquisitions

On April 23, 2018, we completed the acquisition of approximately 21,900 net acres in the oil and volatile oil windows of the Eagle Ford shale located in McMullen, Live Oak, Atascosa and La Salle counties in Texas for cash consideration of $221.5 million.  The purchase included approximately 132 producing wells that averaged 1,700 net Boe/day in December 2017.

In the first half of 2017, we acquired four  leases totaling approximately 3,100 net acres in the Eagle Ford for consideration of $5.6 million.

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

Divestitures

In May 2017, we divested our interests in the Mississippian/Woodford assets located in Oklahoma for net cash proceeds of $15.4 million.  The properties spanned approximately 27,000 gross acres (18,000 net).

In December 2016, we divested an acreage block containing 3,336 gross (2,709 net) acres located in Atascosa County, Texas, which was undeveloped and outside our core development project area, for consideration of $7.1 million.

B.           Business Overview

We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. As of December 31, 2017, all of our oil and natural gas properties are located in South Texas and primarily target the Eagle Ford shale.

We intend to utilize our U.S.-based management and technical team to appraise, develop, produce and grow our portfolio of assets. Our strategy is to develop assets where we are the operator and have high working interests, which positions us to control the pace of our development and the allocation of our capital resources. As of December 31, 2017, we operated 91% of our net producing wells and our average working interest in our operated wells we operate was approximately 92%.

Our Operations

Estimated Proved Reserves

The following table presents summary information regarding our estimated net proved oil and natural gas reserves as of the dates indicated. The estimates of our net proved reserves as of December 31, 2017 and 2016 are based on the reserve reports prepared by Ryder Scott, in accordance with the rules and regulations of the SEC regarding oil and natural gas reserve reporting. For more information about our proved reserves as of December 31, 2017 and 2016, please see the reports to management prepared by Ryder Scott, which have been filed or incorporated by reference, as exhibits to this annual report.

	As of December 31,
	2017	2016
Estimated proved reserves:
Oil (MBbls)	27,987	18,441
Natural gas (MMcf)	59,409	35,730
NGL (MBbls)	9,190	5,094
Total estimated proved reserves (MBoe)(1)	47,079	29,490
Estimated proved developed reserves:
Oil (MBbls)	8,987	7,440
Natural gas (MMcf)	21,078	16,704
NGL (MBbls)	3,244	2,269
Total estimated proved developed reserves (MBoe)(1)	15,744	12,493
Estimated proved undeveloped reserves:
Oil (MBbls)	19,000	11,001
Natural gas (MMcf)	38,331	19,026
NGL (MBbls)	5,946	2,825
Total estimated proved undeveloped reserves (MBoe)(1)	31,335	16,997
PV‑10 (in thousands)(2)	$381,239	$159,139
Standardized Measure (in thousands)	$366,747	$159,139

(1)	Certain totals may not add due to rounding.
(2)

PV‑10 may be considered a non-IFRS financial measure as defined by the SEC and is derived from the standardized measure of discounted future net cash flows.  For a reconciliation of PV‑10 to the Standardized Measure, see the following section.

PV‑10

Certain of our oil and natural gas reserve disclosures included in this annual report are presented on a PV‑10 basis. PV‑10 is the estimated present value of the future cash flows less future development and production costs from our proved reserves before income taxes discounted using a 10% discount rate. PV‑10 may be considered a non-IFRS financial measure as defined by the SEC because it does not include the effects of future income taxes, as is required in computing the standardized measure of discounted future net cash flows (the “Standardized Measure”). We believe that PV‑10 is an important measure that can be used to evaluate the relative significance of our oil and natural gas properties and is widely used by securities analysts and investors when evaluating oil and gas companies. Because many factors that are unique to each individual company impact the amount of future income taxes to be paid, we believe that the use of a pre-tax measure provides greater comparability of assets when evaluating companies, and that most other companies in the oil and gas industry calculate PV‑10 on the same basis. Investors should be cautioned that neither PV‑10 nor Standardized Measure represents an estimate of the fair market value of our proved reserves.

The following table provides a reconciliation of PV‑10 to the Standardized Measure (in thousands):

	As of December 31,
	2017	2016
PV‑10 of proved reserves	$381,239	$159,139
Present value of future income tax discounted at 10%	(14,492)	—
Standardized Measure	$366,747	$159,139

Proved Undeveloped Reserves

At December 31, 2017, our proved undeveloped reserves, all of which are located in the Eagle Ford, were approximately 31,335 MBoe, an increase of 14,338 MBoe over our December 31, 2016 proved undeveloped reserves estimate of approximately 16,997 MBoe. The change primarily consisted of extensions and discoveries of 10,140 MBoe and purchases of reserves of 10,678 MBoe (from its leasehold acquisitions in second quarter of 2017), partially offset by downward revisions to previous estimates of approximately 2,534 MBoe and a decrease of 3,948 MBoe due to the conversion of proved undeveloped reserves to proved developed reserves.  During the year ended December 31, 2017, we incurred capital expenditures of approximately $61.1 million to convert proved undeveloped reserves to proved developed reserves. The remainder of capital expenditures for our development and production assets for the period were related to unproved developed reserves, infrastructure and pumping unit installations on proved developed producing reserves.  All proved undeveloped locations are scheduled to be spud within the next five years.

Independent Reserve Engineers

The Company’s reserve estimates are calculated by Ryder Scott as of December 31, 2017 in accordance with SEC guidelines.  The reserve estimates are based on, and fairly represent, information, supporting documentation prepared by, or under supervision of, Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado (Colorado No. 44720) and Texas (Texas No. 100578) with over 12 years of practical experience in estimation and evaluation of petroleum reserves. Mr. Gardner meets or exceeds the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We believe that he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Mr. Gardner consents to the inclusion in this report of the information and context in which it appears.

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

The Board of Directors has also established the Reserves Committee to assist with monitoring (i) the integrity of our oil, natural gas, and natural gas liquids reserves, (ii) the independence, qualifications and performance of our independent reservoir engineers, and (iii) our compliance with legal and regulatory requirements. Prior to release of the reserve report prepared by our independent reserve engineers, the draft of the report is reviewed by the Reserves Committee, our internal petroleum engineers and by management.

Ms. Trina Medina, Vice President of Reservoir Engineering, is responsible for oversight of the internal reservoir engineering department and preparation of the reserve estimates. Ms. Medina’s biography and qualifications can be found on page 68.

Acreage

We had the following developed, undeveloped and total acres as of December 31, 2017:

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford (1)	25,534	19,641	29,041	25,609	54,575	45,250

(1)	Includes 1,566 net acres located in Texas, targeting non-Eagle Ford formations.

Production and Pricing

	Year ended December 31,
	2017	2016	2015
Net Sales Volumes:
Oil (MBbls)	1,799.8	1,412.5	1,829
Natural gas (MMcf)	3,621.3	2,940.7	2,580.7
NGL (MBbls)	323.7	331.6	393.2
Oil equivalent (MBoe)	2,727.0	2,234.2	2,652.3
Average daily volumes (Boe/d)	7,471	6,104	7,267
Average Sales Price, before derivative settlements:
Oil (per Bbl)	$49.53	$40.56	$45.35
Natural gas (per Mcf)	2.41	1.68	1.83
NGL (per MBbls)	20.14	13.20	11.50
Average equivalent price (per Boe)	38.28	29.81	34.76
Expenses (per Boe):
Lease operating expenses	$8.22	$5.79	$6.96
Production tax expense	2.43	1.88	2.28
Lease operating and production tax expenses	10.65	7.67	9.24
General and administrative expense, including employee benefits	6.73	5.42	6.48
Depreciation and amortization expense	21.40	21.55	35.66

The following tables set forth information regarding our total production and average daily production for the periods indicated from our operating areas:

	Year ended					Year ended
	December 31, 2017					December 31, 2016
					Average					Average
		Natural		Oil	Daily		Natural		Oil	Daily
	Oil	Gas	NGL	Equivalent	Volume	Oil	Gas	NGL	Equivalent	Volume
	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)
Eagle Ford	1,778	3,427	299	2,648	7,257	1,329	2,344	252	1,972	5,388
Mississippian/ Woodford (1)	22	194	24	78	214	83	597	80	262	716
Total	1,800	3,621	323	2,727	7,471	1,412	2,941	332	2,234	6,104

	Year ended
	December 31, 2015
					Average
		Natural		Oil	Daily
	Oil	Gas	NGL	Equivalent	Volume
	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)
Eagle Ford	1,673	1,795	278	2,251	6,167
Mississippian/ Woodford(1)	155	786	115	401	1,100
Total	1,828	2,581	393	2,652	7,267

(1)	In May 2017, we divested our interests in our Mississippian/Woodford. See Item 4.A. “Information on Sundance — History and Development — Divestitures.”

Producing Wells

We had the following producing wells as of December 31, 2017:

			Natural Gas
	Oil Wells		Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford	127.0	100.5	—	—	127.0	100.5

Drilling Activity

The following table summarizes our drilling activity for the fiscal years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017		2016		2015
	Gross	Net	Gross	Net	Gross	Net
Development wells
Oil	14	13.8	19	11.5	11	10.0
Natural Gas	—	—	—	—	—	—
Dry	—	—	—	—	—	—
Exploratory Wells
Oil	—	—	—	—	—	—
Natural Gas	—	—	—	—	—	—
Dry	—	—	—	—	2	2.0
Total Wells
Oil	14	13.8	19	11.5	11	10.0
Natural Gas	—	—	—	—	—	—
Dry	—	—	—	—	2	2.0
	14	13.8	19	11.5	13	12.0

There were no wells being drilled or awaiting completion or production testing as of December 31, 2017.

Principal Customers and Marketing

For the year ended December 31, 2017, purchases by two customers accounted for over 10% of our total sales revenues: 1) Vitol, Inc. (“Vitol”) (50%), our Eagle Ford oil purchaser from July 1 through December 31, 2017 and 2) Trafigura Group PTE. LTD (34%), our oil purchaser from January 1 through June 30, 2017.   Vitol purchases the oil production from us pursuant to a marketing agreement in place through June 30, 2018.  Vitol makes estimated payments to us during the production month, which partially mitigates our exposure to credit risk.  In addition, Vitol advanced revenue to us under a production loan during 2017.  The balance outstanding on the loan was $18.2 million as of December 31, 2017, and the loan was repaid in full out of proceeds from our refinancing and equity raise in April 2018.

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

Delivery Commitments

Subsequent to December 31, 2017, we executed Midstream Partner contracts associated with the newly acquired Eagle Ford assets, which contain commitments to deliver oil, natural gas and NGL volumes to meet minimum revenue commitments (“MRC”) to the Midstream Partner each year.  The following table summarizes the MRC by year and the minimum number of new wells we estimate we will need to drill each year to satisfy the MRC:

	2018	2019	2020	2021	2022	Total
Minimum revenue commitment ($ millions)	11.1	15.8	21.8	21.8	11.2	81.7
Estimated minimum wells to meet MRC	16	11	12	20	6	65

Under the terms of the contract, if we fail to deliver the volumes to satisfy the MRC, we are required to pay a deficiency payment equal to the shortfall.  If the volumes and associated fees are in excess of the MRC in any year, the overage can be applied to reduce the commitment in the subsequent year.  We estimate that the  current production from the acquired proved developed reserves will satisfy approximately $26 million of the total MRC.  We believe that this, coupled with our planned development for 2018 and 2019 will be sufficient to cover 100% of the MRC.

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

We own interests in properties located onshore in Texas. The State of Texas regulates drilling and operating activities by requiring, among other things, permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandonment of wells. States also govern a number of environmental and conservation matters, including the handling and disposing or discharge of waste materials, the size of drilling and spacing units or proration units and the density of wells that may be drilled, unitization and pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells. Some states have the power to prorate production to the market demand for oil and gas.

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

Air Emissions

The Clean Air Act, as amended (“CAA”), and comparable state laws and regulations restrict the emission of air pollutants, including greenhouse gases, from many sources, including oil and natural gas operations, and impose various monitoring and reporting requirements. These laws and regulations may require us to obtain preapproval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and comply with stringent air permit requirements, report emissions, or utilize specific equipment or technologies to control emissions. CAA rules may require us to undertake certain expenditures and activities, including purchasing and installing emissions control equipment and implementing additional emissions testing and monitoring.  These requirements have the potential to delay or increase the cost of the development of oil and natural gas projects.

Climate Change

The United States is a party to the United Nations Framework Convention on Climate Change (“UNFCCC”), an international treaty focused on stabilizing greenhouse gases (“GHGs”) concentrations in the atmosphere at a level that would prevent serious damage to the climate system. In December 2015 the international community agreed upon a new climate change treaty, known as the Paris Agreement.  The U.S. committed to a 26-28% reduction in its greenhouse gas emissions by 2025 against a 2005 baseline.  This new agreement, which was legally effective in November 2016, incorporates actions taken by individual countries to reduce GHGs on the national level. The United States’ involvement in developing the new agreement creates significant international  pressure for the United States to take responsive action to reduce GHGs.  President Trump stated in June 2017 that he intends to withdraw the U.S. from the Paris Agreement unless certain terms are met. Under the terms of the Paris Agreement, the earliest the U.S. could withdraw from the treaty is November 2020.  The Trump Administration may allow the U.S. to remain in the Paris Agreement, but soften the emission reductions that the U.S. implements to comply with the Paris Agreement.   In general, implementation of the Paris Agreement would encourage a shift away from higher greenhouse gas emitting power sources like coal-fired power plants.

In the absence of comprehensive climate change legislation, regulatory action to regulate GHGs under the federal Clean Air Act occurred under the Obama administration.  The Trump administration is in the process of narrowing, revising or attempting to repeal nearly all of the Obama-era climate regulations.  Thus, no new federal climate regulations are likely in the near term in the U.S. and the focus will be on the state level with certain states like California taking significant actions to reduce GHGs.

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

On August 3, 2015, the EPA released the final Clean Power Plan, which is a regulation designed to reduce carbon pollution from existing fossil fuel-fired power plants, including natural gas power plants.  Upon finalization of the Clean Power Plan, over twenty states and industry groups challenged the rule in the D.C. Circuit court and requested a stay of the rule. The D.C. Circuit denied the stay request, but, on appeal, the U.S. Supreme Court granted the stay. Oral arguments were heard in the D.C. Circuit in September 2016.  The Supreme Court stay was granted until the D.C. Circuit’s review of the rule is complete. While the lawsuit is pending, the Trump Administration is taking administrative action to narrow the Clean Power Plan to result in only minimal reductions in GHGs.

On May 12, 2016, the EPA issued a suite of proposed regulations that would reduce methane emissions from the oil and gas industry, including proposed updates to the NSPS for new and modified sources in the oil and gas industry, a clarification of the source determination rule as applied to the oil and natural gas industry and a proposed Federal Implementation Plan for new oil and gas sources in Indian Country.  These regulations could affect us indirectly by affecting our customer base or by directly regulating our operations. In either case, increased costs of operation and exposure to liability could result. The Trump Administration is currently reviewing the methane regulations and attempting to revise, repeal or narrow the rules.

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

Employee Health and Safety

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, as amended (the “OSH Act”), and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the OSH Act’s hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes require that information be maintained concerning hazardous materials used, produced or released in our operations and that this information be provided to employees, state and local government authorities and citizens. In March 2016, OSHA issued a final rule related to worker exposure to respirable dust from silica sand, a common additive to hydraulic fracturing fluids.  The key provisions of the rule require the following: (i) reduces the permissible exposure limit (PEL) for respirable crystalline silica to 50 micrograms per cubic meter of air, averaged over an 8‑hour shift; (ii) requires employers to: use engineering controls (such as water or ventilation) to limit worker exposure to the PEL; provide respirators when engineering controls cannot adequately limit exposure; limit worker access to high exposure areas; develop a written exposure control plan, offer medical exams to highly exposed workers, and train workers on silica risks and how to limit exposures; (iii) provides medical exams to monitor highly exposed workers and gives them information about their lung health; and (iv) provides flexibility to help employers protect workers from silica exposure.  The compliance schedule for hydraulic fracturing is June 23, 2018 (i.e., two years after the effective date) for all provisions except engineering controls, which have a compliance date of June 23, 2021.  Aspects of the rule are being litigated by affected industry.  The Trump Administration has signaled an intent to delay enforcement of the

rule.   Workers at drill sites may be exposed to excessive levels of respirable silica sand, which can cause lung disease and cancer. Increasing concerns about worker safety at drill sites may lead to increased regulation and enforcement or related tort claims by our employees. Implementation of engineering and workplace controls to comply with the rule may require significant investment.

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

Federal agencies have also begun to directly regulate hydraulic fracturing. The EPA has recently asserted federal regulatory authority over, and issued permitting guidance for, hydraulic fracturing involving diesel additives under the SDWA’s UIC Program. As a result, service providers or companies that use diesel products in the hydraulic fracturing process are expected to be subject to additional permitting requirements or enforcement actions under the SDWA. On June 28, 2016, the EPA promulgated pretreatment standards for oil and gas extraction category that prohibit the discharge of wastewater pollutants from onshore unconventional oil and gas extraction facilities to publicly owned treatment works.  The EPA is also conducting a study of private wastewater treatment facilities accepting oil and gas extraction wastewater.  The EPA is collecting data and information related to the extent to which such wastewater is accepted, available treatment technologies, discharge characteristics and other information. The use of surface impoundments (i.e., pits or surface storage tanks) for the temporary storage of hydraulic fracturing fluids for re-use or prior to disposal may also be regulated. The EPA is also collecting information as part of a multi-year study into the effects of hydraulic fracturing on drinking water. The U.S. Department of the Interior has likewise developed comprehensive regulations for hydraulic fracturing on federal land although the federal government's authority to regulate fracking on public and tribal lands is the subject of ongoing litigation.   These regulatory developments have the potential to create additional permitting, technology, recordkeeping and site study requirements, among others, for our business.  However, under the Trump Administration, we would expect no new significant requirements on hydraulic fracking.

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

C.          Organizational Structure

The following is the organizational structure of Sundance Energy Australia Limited:

In January 2018, we reorganized our corporate structure, which included deregistering Armadillo Petroleum Ltd and merging Armadillo Eagle Ford Holdings, Inc. into Armadillo E&P, Inc.  These changes are reflected in the organization chart above. Substantially all of our oil and natural gas operations are conducted by our subsidiaries Sundance Energy, Inc., Armadillo E&P, Inc., SEA Eagle Ford, LLC and New Standard Energy Texas, LLC with the exception of a 17.5% non-operated working interest in Petroleum Exploration License 570 in Australia which we acquired in 2015. The majority of our corporate general and administrative expenditures are incurred within Sundance Energy, Inc.

D.          Property, Plant and Equipment

Our Properties

Eagle Ford

As of December 31, 2017, our Eagle Ford properties consisted of approximately 54,575 gross (45,250 net) acres that are primarily located in McMullen, Dimmit and Atascosa County, Texas, primarily in the volatile oil window of the Eagle Ford trend.   In April 2018, we acquired an additional 21,900 net acres in the Eagle Ford oil, volatile oil, and condensate windows in McMullen, Live Oak, Atascosa and La Salle counties.  See Item 8. “Financial Information – Significant Changes” for additional information.

For the year ended December 31, 2017, we had average net daily production of approximately 7,257 Boe/d from our properties.  During 2017, we invested  $115.1 million in development and production related activities, completing a total of 14 gross (13.8 net) Eagle Ford wells and infrastructure projects.  Our 2018 capital program is expected to be funded through cash flow from operations, proceeds of the equity raise and debt refinance completed in April 2018 and through borrowings on our New Revolving Facility (see Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.).

Mississippian/Woodford

In May 2017, we sold our interests in the Mississippian/Woodford formation in Oklahoma.  For the year ended December 31, 2017,  the Oklahoma assets contributed 78,199 Boe (214 Boe/d).  There were no material capital expenditures incurred in 2017 prior to completion of the sale.

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

Overview

We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. During 2017, we shifted our operational focus to be a pure-play Eagle Ford operator.

We intend to utilize our U.S.-based management and technical team to appraise, develop, produce and grow our portfolio of assets. Our strategy is to develop assets where we are the operator and have high working interests, which positions us to control the pace of our development and the allocation of our capital resources. As of December 31, 2017, we operated 91% of our net producing wells and our average working interest in our operated wells we operate was approximately 92%.

Following the Acquisition during 2018, we have accumulated nearly 36,000 net acres in the Eagle Ford over the past three years.  The most recent acquisition has positioned the Company to complete more effectively in this market by offering economies of scale and positioning the Company to compete for further acquisition opportunities in this area.  See Item 4.A. “Information on Sundance — History and Development—Acquisitions” and “—Divestitures.”

Ryder Scott estimated our proved reserves to be approximately 47.1 MMBoe as of December 31, 2017, of which approximately 59% are oil, approximately 21% are natural gas and approximately 20% NGLs, with a PV‑10 of approximately $381.2 million.

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

Production Volumes

Production volumes directly impact our results of operations. Based on the expected timing of our drilling schedule and decline curves, we determine our oil and natural gas production budgets and forecasts. We assess our actual production performance by comparing oil and natural gas production at a prospect level to budgets, forecasts and prior periods. In addition, we compare our initial production rates compared to our peers in each of our operated prospects. For more information about our production volumes, see Item 4. “Information on Sundance—Business Overview—Operating Data—Production and Pricing.”

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

Oil prices have historically been extremely volatile, and we expect this volatility to continue into 2018. For example, the NYMEX-WTI oil price ranged from a high of $60.46 per Bbl to a low of $42.48 per Bbl during 2017. Our realized price per Bbl varies by basin primarily due to transportation costs, mainly trucking costs and pipeline tariffs, and regional basis differentials.

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

Natural gas prices have historically been extremely volatile, and we expect the volatility to continue into 2018.  The NYMEX-Henry Hub natural gas price ranged from a high of $3.71 per MMBtu to a low of $2.44 per MMBtu during 2017.  Our realized gas price per MMBtu varies by basin based upon transportation costs, mainly pipeline tariffs, as well as liquids premiums and regional basis differentials.

Commodity Derivative Contracts. We have adopted a commodity derivative policy designed to minimize volatility in our cash flows from changes in commodity prices.  On April 23, 2018, we entered into the New Credit Agreements (see Item 5. “Operating and Financial Review and Prospects – B. Liquidity and capital resources - Credit Facilities), under which we are required to hedge at least 70% of proved developed reserves through 2023 and for a rolling 36 month period thereafter.   For more information on our commodity derivative policy, see Item 11 “Quantitative and Qualitative Disclosure About Market Risk.”

Lease Operating Expenses (“LOE”).  We strive to increase our production levels to maximize our revenue. We evaluate operating costs to determine reserves, rates of return, and current and long-term profitability of our wells. We expect expenses for utilities, direct labor, water injection and disposal, and materials and supplies to comprise the most significant portion of our oil and natural gas production expenses. Oil and natural gas production expenses do not include general and administrative costs or production and other taxes. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities may result in increased oil and natural gas production expenses during periods the repairs are performed.

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

Production and Ad Valorem Taxes.  Texas regulates the development, production, gathering and sale of oil and natural gas, including imposing production taxes. The state currently imposes a production tax equal to 4.6% of the market value of oil sold, and a regulatory fee of 0.625% per barrel of oil sold. The State of Texas also imposes a production tax equal to 7.5% of the market value of the natural gas sold, and a regulatory fee of 0.0667% per Mcf of gas sold. In addition to the state taxes, McMullen, Dimmit and Atascosa Counties, Texas assesses an annual ad valorem tax which currently is estimated to be an average of 2.2% of the gross annual oil and gas sales value.

Generally, production taxes include taxes calculated on production volumes and sales values. Lease operating expenses include ad valorem taxes which are calculated on asset values.

General and Administrative Expenses (“G&A”). G&A expenses are comprised of employee benefits expense (including salaries and wages) and administrative expenses. Employee benefits expense includes salaries, wages and related benefits for our corporate personnel. Share based compensation expense, including restricted share units and deferred cash awards, is expensed in the statement of comprehensive income over the vesting period. The total amount expensed over the vesting period is determined by reference to the fair value of the units at the grant date. Administrative expenses include overhead costs, such as maintaining our headquarters, costs of managing our production and development operations, audit and other fees for professional services, and legal compliance.

We capitalize overhead costs, including salaries, wages, benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties.

Adjusted EBITDAX

Adjusted EBITDAX is a supplemental, non-IFRS financial measure and is defined as our earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation, gains and losses on commodity hedging, net of settlements of commodity hedging and certain other non-cash or non-recurring items of income(loss). We us e this non-IFRS measure primarily to compare our results with other companies in the industry that make a similar disclosure, evaluate our operating performance and identify operating trends (which may otherwise be masked by the excluded items).  We believe that this measure may also be useful to investors for the same purpose. Investors should not consider this measure in isolation or as a substitute for operating income, or any other measure for determining our operating performance that is calculated in accordance with IFRS.  See Item 3.A. “Key Information—Selected Financial Data—Adjusted EBITDAX” for a reconciliation between Adjusted EBITDAX and net income before income tax expense.

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

In addition, we note that our significant accounting policies are detailed in Note 1 to our consolidated financial statements for the fiscal year ended December 31, 2017.

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

At each reporting date, we review our development and production assets for indicators of impairment or impairment reversal.  If there is an indication of impairment, we will ensure the carrying amount of the assets is not in excess of the recoverable amount.  The recoverable amount of an asset is the greater of its fair value less costs to sell (“FVLCS”) or its value-in-use (“VIU”). Development and production assets are assessed for impairment on a cash-generating unit basis. A cash-generating unit (“CGU”) is the smallest grouping of assets that generates independent cash inflows. We assess a CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

Under the VIU method, the recoverable amount of the CGU to which the assets belong is then estimated based on the present value of future discounted cash flows using our view of estimated reserve quantities as opposed to estimated reserve quantities prepared to conform to definitions contained in Rule 4‑10(a) of Regulations S-X. For development and production assets, the expected future cash flow estimation is always based on a number of factors, variables and assumptions, the most important of which are estimates of reserves, future production profiles, commodity prices and costs. In most cases, the present value of future cash flows is most sensitive to estimates of future oil price and discount rates. A change in the modeled assumptions in isolation could materially change the recoverable amount. However, due to the interrelated nature of the assumptions, movements in any one variable can have an indirect impact on others and individual variables rarely change in isolation. Additionally, management can be expected to respond to some movements, to mitigate downsides and take advantage of upsides, as circumstances allow. Consequently, it is impracticable to estimate the indirect impact that a change in one assumption has on other variables and therefore, on the extent of impairments under different sets of assumptions in subsequent reporting periods. In the event that future circumstances vary from these assumptions, the recoverable amount of our development and production assets could change materially and result in impairment losses or the reversal of previous impairment losses.

At December 31, 2017, the Company’s market capitalization was lower than the net book value of the Company’s net assets, which is deemed to be an indicator of impairment as described by IAS 36; as a result we performed an analysis of impairment.  We estimated the VIU of the development and production assets using the income approach.  For our analysis at December 31, 2017, we estimated the price/Bbl to be $60.00 in 2018, $62.50 in 2019, $65.00 for 2020, $67.50 for 2021, $70.00 for 2022 and $75.00/bbl in 2023 and thereafter. The discount rates applied to the future forecasted cash flows are based on a third party participant’s pre-tax weighted average cost of capital, which was 9% and 20% for proved developed producing and proved undeveloped properties, respectively.   Our estimate of the recoverable amount using the VIU model as at 31 December 2017 exceeded the carrying value of development and production and therefore no impairment was required.

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

Assets Held For Sale

Assets held for sale are to be measured at the lower of FVLCS or the carrying value of the assets. We estimated the FVLCS of the Dimmit County held for sale group at December 31, 2017 using the income approach based on the estimated discounted future cash flows from the producing property and related exploration and evaluation assets.  The model took into account our best estimate for pricing (same as described above) and a post-tax discount rate of 9.0% and 20.0% for proved developed producing and proved undeveloped properties, respectively.  Our estimate of post-tax discount rates may be adjusted in the future based on the impact of the Tax Cuts and Jobs Act, however it is too early for us to assess the impact on market participant behavior and assumptions because the enactment occurred near year-end and there have been limited comparable transactions subsequent to enactment.  Based on recent comparable market transactions, we assigned no value to probable and possible reserves, consistent with the approach we believe a market participant would utilize.

In addition, we corroborated the results of its discounted cash flow model with a market approach valuation which took into account market multiples derived from comparable market transactions of similar assets.

Based on our estimate of the FVLCS of its Dimmit County held for sale group, we recorded impairment expense of $5.4 million for the year ended December 31, 2017.

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

The carrying amounts of our exploration and evaluation assets are reviewed at each reporting date, in conjunction with the impairment review process referred to in Note 1 to our consolidated financial statements for the year ended December 31, 2017, to determine whether any impairment indicators exists. Impairment indicators could include i) tenure over the license area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and management has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the income statement.

In assessing value-in-use, an asset’s estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs. Under a fair value less costs to sell calculation, we consider market data related to recent transactions for similar assets.

During the year ended December 31, 2017, we recorded impairment expense of $0.2 million related to reimbursement of our share of additional capital costs incurred by the operator during 2017 at its Cooper Basin properties, which we had previously fully impaired in 2016.

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

Estimates of Reserve Quantities

The estimated quantities of hydrocarbon reserves reported by the consolidated entity are integral to the calculation of depletion expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. For purposes of the calculation of depletion expense and the assessment of possible impairment of assets, other than pricing assumptions discussed in Note 19 to the Consolidated Financial Statements, management prepares reserve estimates that conform to the definitions contained in Rule 4‑10(a) of Regulation S-X. These assessments require assumptions to be made regarding future development and production costs, commodity prices, development plans and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period and as additional geological data is generated during the course of operations. These reserve estimates may differ from estimates prepared in accordance with the rules and regulations of the SEC regarding oil and natural gas reserve reporting.

Income taxes

We provide for deferred income taxes on the difference between the tax basis of an asset or liability and its carrying amount in our financial statements. This difference will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in predicting when these events may occur and whether recovery of an asset is more likely than not, including judgments and assumptions about future taxable income and future operating conditions (particularly as related to prevailing oil and natural gas prices).  For the year ended December 31, 2017, we did not recognize tax assets of $36.7 million as the recovery was not determined to be more likely than not.  As a result, we expect our effective tax rate to be significantly lower than the statutory rate in 2017.  Some or all of these deferred tax assets could be recognized in future periods against future taxable income.

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

Because our Australian operations are not significant to the consolidated profit or loss, foreign income taxes are not significant to consolidated income tax expense. Our effective and statutory income tax rates could be impacted by the state income tax rates in which we operate, and the effective and statutory income tax rates are not significantly different as the amount of permanent differences resulting from treatment that differs for assets and liabilities for financial and tax reporting purposes is not significant. The tax impact of temporary differences, primarily development and production assets and exploration and evaluation expenditures, is reflected in deferred income taxes. At December 31, 2017 and 2016, we had no unrecognized tax benefits that would impact our effective tax rate and we have not provided for interest or penalties related to uncertain tax positions.  See Note 7 to the consolidated financial statements.

Revenue Recognition

Our revenue is derived from the sale of produced oil, natural gas and NGLs. Revenue is recorded in the month the product is delivered to the purchaser, while payment is received up to 90 days after delivery. At the end of each month, we estimate the amount of production delivered to purchasers and the price we will receive. Variances between our estimated revenue and actual payment are recorded in the month the payment is received. However, differences have been and are insignificant.

Recently Issued Accounting Standards

For further information on the effects of recently adopted accounting pronouncements and the potential effects of new accounting pronouncements, refer to “Note 1‑ Statement of Significant Accounting Policies” footnote in the notes to consolidated financial statements.

Comparison of Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this annual report. Comparative results of operations for the period indicated are discussed below.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Revenues and Sales Volume.  The following table provides the components of our revenues for the years ended December 31, 2017 and 2016, as well as each period’s respective sales volumes:

	Year ended
	December 31,
	2017	2016	Change in $	Change as %
Revenue (In $ ’000s)
Oil sales	$89,136	$57,296	$31,840	55.6
Natural gas sales	8,743	4,937	3,806	77.1
NGL sales	6,520	4,376	2,144	49.0
Product revenue	$104,399	$66,609	$37,790	56.7

	Year ended
	December 31,
	2017	2016	Change in Volume	Change as %
Net sales volumes:
Oil (Bbls)	1,799,752	1,412,475	387,277	27.4
Natural gas (Mcf)	3,621,289	2,940,715	680,574	23.1
NGL (Bbls)	323,669	331,622	(7,953)	(2.4)
Oil equivalent (Boe)	2,726,969	2,234,216	492,753	22.1
Average daily production (Boe/d)	7,471	6,104	1,367	22.4

Barrel of oil equivalent (“Boe”) and average net daily production (Boe/d).  Sales volume increased by 492,753 Boe (22%) to 2,726,969 Boe (7,471 Boe/d) for the year ended December 31, 2017 compared to 2,234,216 Boe (6,104 Boe/d) for the prior year primarily due to our back-loaded 2016 development program and mid-year 2017 completions.  All of our 2016 completions were in the second half of the year, resulting in less than a full year of production in 2016 and a full year of production in 2017 on those wells.  The 2017 development program was not as back-loaded as its 2016 development program, resulting in a more even distribution of production from new wells during the year.

The Eagle Ford contributed 7,257 Boe/d (97%) of total sales volume during the year ended December 31, 2017 compared to 5,389 Boe/d (88%) during the prior year. We disposed of our Oklahoma assets in May 2017.  Our sales volume is oil‑weighted, with oil representing 66% and 63% of total sales volume for the years ended 31 December 2017 and 2016, respectively.

Oil sales.  Oil sales increased by $31.8 million (56%) to $89.1 million for the year ended December 31, 2017 from $57.3 million for the prior year. The increase in oil revenues was the result of the increase in product pricing ($16.1 million), coupled with an increase in oil production ($15.7 million).  The average price we realised on the sale of our oil increased by 22% to $49.53 per Bbl for the year ended December 31, 2017 from $40.56 per Bbl for the prior year.  Oil production volumes increased 27% to 1,799,752 Bbls for the year ended December 31, 2017 compared to 1,412,475 Bbls for the prior year.

Natural gas sales.  Natural gas sales increased by $3.8 million (77%) to $8.7 million for the year ended December 31, 2017 from $4.9 million for the prior year. The increase in natural gas revenues was primarily the result of higher product pricing ($2.7 million) with increased production volumes further contributing to the increase in revenue ($1.1 million).  Natural gas production volumes increased 680,574 Mcf (23%) to 3,621,289 Mcf for the year ended December 31, 2017 compared to 2,940,715 Mcf for the prior year due to slightly higher gas-oil ratios on wells completed during the year. The average price we realised on the sale of our natural gas increased by 44% to $2.41 per Mcf (net of transportation and marketing) for the year ended December 31, 2017 from $1.68 per Mcf for the prior year.

NGL sales. NGL sales increased by $2.1 million (49%) to $6.5 million for the year ended December 31, 2017 from $4.4 million for the prior year. The increase in NGL revenues was the result of better product pricing ($2.2 million) partially offset by lower production volumes ($0.1 million). The average price we realised on the sale of our natural gas liquids increased by 53% to $20.14 per Bbl for the year ended December 31, 2017 from $13.20 per Bbl for the prior year.  NGL production volumes decreased 7,953 Bbls (2%) to 323,669 Bbls for the year ended December 31, 2017 compared to 331,622 Bbls for the prior year.

	Year ended December 31,
Selected per Boe metrics	2017	2016	Change	Change as %
Total oil, natural gas and NGL revenues, before derivative settlements	$38.28	$29.81	$8.47	28.4
Lease operating expenses	(8.22)	(5.79)	(2.43)	42.0
Production taxes	(2.43)	(1.88)	(0.55)	29.0
Depreciation and amortization	(21.40)	(21.55)	0.15	(0.7)
General and administrative expense	(6.73)	(5.42)	(1.31)	24.2

LOE. Our LOE increased by $9.5 million (73%) to $22.4 million for the year ended December 31, 2017 from $12.9 million in the prior year, and increased $2.43 per Boe to $8.22 per Boe from $5.79 per Boe.  We had minimal workover expenses of $0.75 per Boe in 2016, which increased to $1.94 per Boe in 2017.  In addition, recurring LOE increased from $5.04 per Boe in 2016 to $6.28 per Boe in 2017, partially driven by field service cost inflation.

Production taxes.  Our production taxes increased by $2.4 million (57%) to $6.6 million for the year ended December 31, 2017 from $4.2 million for the prior year but stayed relatively flat as a percent of revenue.

Depreciation and amortisation expense, including depletion (“DD&A”).  Our DD&A expense increased by $10.2 million (21%) to $58.4 million for the year ended December 31, 2017 from $48.1 million for the prior year but remained relatively consistent on a per Boe basis; 2017 DD&A was $21.40 per Boe compared to $21.55 per Boe in 2016.

G&A. G&A increased by $6.2 million (52%) to $18.3 million for the year ended December 31, 2017 as compared to $12.1 million for the prior year. The increase in G&A was primarily due non-recurring legal costs related to litigation and professional fees related to the Eagle Ford acquisition completed in April 2018 (see Item 8. “Financial Information – Significant Changes”).  Cash G&A expenses (which excludes non cash share-based compensation expense) per Boe increased by 42% to $5.97 for the year ended December 31, 2017 as compared to $4.19 per Boe for the prior year.

Impairment expense.  The Company recorded an impairment expense of $5.6 million for the year ended 31 December 2017 on the Company’s oil and gas assets which includes reducing the carrying value of its Dimmit County assets by $5.4 million to the estimated fair value, less costs to sell the assets.  These assets were reclassified as “Assets Held for Sale” on the Company’s balance sheet as of June 30, 2017.  Under the applicable IFRS accounting rules, recording of amortisation expense ceases at the time the assets are reclassified, which resulted in impairment expense as the assets depleted over time. Impairment expense also recorded additional impairment of its Cooper Basin exploration and evaluation asset of $0.2 million.  We recorded impairment expense of $10.2 million in the year ended December 31, 2016 related to our Greater Anadarko Basin and Cooper Basin assets.

Finance costs, net of amounts capitalized. Finance costs, net of amounts capitalised to exploration and development, increased by $1.3 million to $13.5 million for the year ended December 31, 2017 as compared to $12.2 million in the prior year. The increase primarily relates to additional interest incurred on our production prepayment that we entered into during July 2017.

Loss on derivative financial instruments.  We had a loss on derivative financial instruments of $2.9 million for the year ended 31 December 2017 as compared to $12.8 million loss in the prior year.  The loss on derivative financial instruments consisted of $1.2 million of unrealised losses on commodity derivative contracts and $1.6 million of realised losses on commodity derivative contracts for the year ended December 31, 2017.  The prior year loss on derivative financial instruments consisted of $21.4 million of unrealised losses on commodity derivative contracts, offset by $8.7 million of realised gains on commodity derivative contracts.

The following is a summary of our open oil and natural gas derivative contracts at December 31, 2017:

	Oil Contracts (Weighted Average)(1)			Natural Gas Contracts (Weighted Average) (1)
Contract Year	Units (Bbl)	Floor	Ceiling	Units (Mmbtu)	Floor	Ceiling
2018	891,000	$50.40	$56.86	2,106,000	$2.92	$3.24
2019	828,000	$50.56	$53.49	1,212,000	$2.78	$3.47
2020	108,000	$47.05	$52.50	216,000	$2.54	$2.93
Total	1,827,000	$50.28	$55.07	3,534,000	$2.85	$3.30

(1) The Company’s outstanding derivative positions include swaps totaling 1,089,000 Bbls and 1,350,000 Mcf, which are included in both the weighted average floor and ceiling value.

Subsequent to December 31, 2017, the Company contracted an additional 396,000 bbls, 396,000 bbls and 300,000 bbls for 2020, 2021 and 2022, respectively.  The contracted prices range from $50.00 to $59.60 per bbl.  In addition, the Company contracted an additional 480,000 mmbtu, 480,000 mmbtu, 1,200,000 mmbtu, 960,000 mmbtu and 720,000 mmbtu for 2018, 2019, 2020, 2021 and 2022, respectively.  The contracted prices range from $2.68 to $2.83 per mmbtu.

Income taxes.  The components of our provision for income taxes are as follows:

	Year ended December 31,
(In $’000s)	2017	2016	Change in $	Change as %
Current tax expense/(benefit)	(4,688)	1,563	(6,251)	(399.9)
Deferred tax expense/(benefit)	2,815	142	2,673	1,882.4
Total income tax expense/(benefit)	(1,873)	1,705	(3,578)	(209.9)
Combined Federal and state effective tax rate	7.7%	(3.9)%	11.6%	(297.6)

Our combined Federal and state effective tax rates differ from our statutory tax rate (Australia) of 30% primarily due to an increase in unrecognised tax losses.

Loss attributable to owners of Sundance (or net loss).  Loss attributable to our owners (or net loss after tax)  was a net loss of $22.4 million for the year ended December 31, 2017 a decrease from net loss of $45.7 million for the year ended December 31, 2016, for the reasons discussed above.

Adjusted EBITDAX.   The following provides Adjusted EBITDAX and EBITDAX margin for the years ended December 31, 2017 and 2016:

f
	Year ended December 31,
	2017	2016	Change	Change as %
Adjusted EBITDAX (In $’000s)	57,190	47,863	9,327	19.5
Adjusted EBITDAX Margin (as percent of revenue)	55	72	(17)	(23.6)

The overall increase in Adjusted EBITDAX in 2017 as compared to prior year was primarily driven by the increase in commodity prices and higher production volumes, partially offset by higher LOE and G&A costs.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Revenues and Sales Volume.  The following table provides the components of our revenues for the years ended December 31, 2016 and 2015, as well as each period’s respective sales volumes:

	Year ended
	December 31,
	2016	2015	Change in $	Change as %
Revenue (In $ ’000s)
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

Barrel of oil equivalent (Boe) and average net daily production (Boe/d). Sales volume decreased by 418,064 Boe (16%) to 2,234,216 Boe (6,104 Boe/d) for the year ended December 31, 2016 compared to 2,652,280  Boe (7,267 Boe/d) for the prior year primarily due to flush production in early 2015 as a result of the Company’s back-loaded 2014 development program. All of our 2016 completions were in the second half of the year, resulting in less than a full year of production from those wells.

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

	Year ended
	December 31,
Selected per Boe metrics	2016	2015	Change	Change as %
Total oil, natural gas and NGL revenues, before derivative settlements	$29.81	$34.76	$(4.95)	(14.2)
Lease operating expenses	(5.79)	(6.96)	1.17	(16.8)
Production taxes	(1.88)	(2.28)	0.40	(17.5)
Depreciation and amortization	(21.55)	(35.66)	14.11	(39.6)
General and administrative expense	(5.42)	(6.48)	1.06	(16.4)

LOE. Our LOE decreased by $5.5 million (30%) to $12.9 million for the year ended December 31, 2016 from $18.5 million in the prior year, and decreased $1.17 per Boe to $5.79 per Boe from $6.96 per Boe. During 2016, the Company was able to negotiate discounts and improved pricing with a significant number of LOE vendors, which resulted in lower LOE.

Production taxes. Our production taxes decreased by $1.8 million (31%) to $4.2 million for the year ended December 31, 2016 from $6.0 million for the prior year but stayed relatively flat as a percent of revenue. The decrease in production tax expense is consistent with the decrease in revenue.

DD&A. Our DD&A expense decreased by $46.4 million (49%) to $48.1 million for the year ended December 31, 2016 from $94.6 million for the prior year and decreased $14.11 per Boe to $21.55 per Boe from $35.66 per Boe. The decrease is a result of decreased production levels and a lower depletable asset base due to prior-year’s impairment.

G&A. Our G&A decreased by $5.1 million (29.5%) to $12.1 million for the year ended December 31, 2016 as compared to $17.2 million for the prior year. The decrease in G&A is primarily due to cost saving initiatives implemented by the Company in 2016, including a restructuring that resulted in the lay-off of approximately 30% of the Company’s employees in January 2016 as well as a decrease in share based compensation.

Impairment expense. We recorded impairment expense of $10.2 million for the year ended December 31, 2016 on our oil and gas assets which includes reducing the carrying value of its Greater Anadarko Basin assets by $4.6 to the expected proceeds from the sale of those assets. These assets were reclassified as “Assets Held for Sale” on the Company’s balance sheet as of June 30, 2016. Under the applicable IFRS accounting rules, recording of amortisation expense ceases at the time the assets are reclassified, which resulted in impairment expense as the assets depleted over time. Impairment expense also included the write-down of its Cooper Basin exploration and evaluation asset ($6.7 million) and a partially offsetting adjustment to prior year impairment expense related to a vendor discount received on 2015 capital expenditures subsequent to the issuance of the 2015 annual report ($1.1 million). The Company had impairment expense of $321.9 million in the year ended December 31, 2015.

Exploration expense. We did not incur any material exploration expenses for the year ended December 31, 2016. We incurred exploration expense of $7.9 million in 2015 related to two unsuccessful exploratory wells.

Finance costs. Finance costs, net of amounts capitalized to exploration and development, increased by $2.8 million to $12.2 million for the year ended December 31, 2016 as compared to $9.4 million in the prior year. The increase primarily relates to additional interest incurred on a larger average outstanding debt balance throughout 2016.

(Loss) Gain on derivative financial instruments. We incurred a loss on derivative financial instruments of $12.8 million for the year ended December 31, 2016 as compared to $15.3 million gain in the prior year. The loss on derivative financial instruments consisted of $21.4 million of unrealized losses on commodity derivative contracts, offset by $8.7 million of realized gains on commodity derivative contracts for the year ended December 31, 2016. The prior year gain on commodity hedging consisted of $12.4 million and $2.9 million of realised and unrealised gains on commodity derivative contracts, respectively.

Income taxes.  The components of our provision for income taxes are as follows:

	Year ended December 31,
(In $’000s)	2016	2015	Change in $	Change as %
Current tax expense (benefit)	1,563	(6,191)	7,754	(125.2)
Deferred tax expense/(benefit)	142	(100,947)	101,089	(100.1)
Total income tax expense/(benefit)	1,705	(107,138)	108,843	(101.6)
Combined Federal and state effective tax rate	(3.9)%	28.9%	(32.8)%	(113.5)

Our combined Federal and state effective tax rates differ from our statutory tax rate (Australia) of 30% primarily due to an increase in unrecognised tax losses, partially offset by US Federal and state tax rates. The effective tax rate in 2015 was higher due to its deferred tax liabilities, which were fully utilized in the period.

Loss attributable to owners of Sundance (or net loss). Loss attributable to our owners (or net loss after tax)  was a net loss of $45.7  million for the year ended December 31, 2016 a decrease from net loss of $263.8 million for the year ended December 31, 2015, for the reasons discussed above.

Adjusted EBITDAX. The following provides Adjusted EBITDAX and EBITDAX margin for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change as %
Adjusted EBITDAX (In $’000s)	47,863	64,781	(16,918)	(26.1)
Adjusted EBITDAX Margin (as percent of revenue)	72	70	2	2.9

The overall decrease in Adjusted EBITDAX during 2016 as compared to prior year was primarily driven by the decline in commodity prices and lower production volumes.

B.           Liquidity and Capital Resources

Our primary sources of liquidity to date have been proceeds from strategic dispositions of low-interest non-operated oil and natural gas properties, sale of non-core oil and gas properties (such as our Greater Anadarko Basin assets in 2017), private placements of ordinary shares, borrowings under our credit facilities and cash flows from operations. Our primary use of capital has been for the acquisition and development of oil and natural gas properties. Our future ability to grow our reserves and production will be highly dependent on the capital resources available to us.

In July 2017, we entered into an agreement with Vitol, our oil purchaser, to provide a $30 million revenue advance to us to be repaid through delivery of the Company’s gross oil production. The advance provided short-term financing for our 2017 capital development program.  At December 31, 2017, we had $18.2 million outstanding under the agreement with Vitol.

In April 2018, concurrent with the Acquisition, we entered into a $250 million syndicated second lien term loan (the New Term Loan Facility) and a syndicated $250 million reserve-based revolving loan (the New Revolving Facility) with an initial borrowing base of $87.5 million, (collectively, the New Credit Agreements).  The proceeds of the New Term Loan Facility were used to retire the outstanding balance on our previous term loan and revolving lending facility, totaling $192.0 million, pay loan commitment fees of $15.9 million, to repay the outstanding balance on its production prepayment with Vitol of $11.8 million and for liquidity to begin development of the acquired Eagle Ford assets.

The New Revolving Facility matures October 23, 2022, and the new Term Loan Facility matures on April 23, 2023.

In June 2017, management committed to a plan to sell its interest in our oil and gas assets located in Dimmit County, Texas.  The assets to be sold include developed and production assets and exploration and evaluations expenditures, with a net carrying value of $60.0 million as of December 31, 2017.

Our 2018 capital budget is approximately $190 million. We believe that our operating cash flows coupled with the proceeds from the refinancing, the equity raise and amounts available under our New Revolving Facility will be sufficient to fund our operations and planned 2018 capital expenditures. We may also use other sources of capital in the future, including the issuance of debt or equity securities, to fund acquisitions or maintain our financial flexibility.

The amount, timing and allocation of these and other future expenditures is largely discretionary. As a result, the amount of funds devoted to any particular activity may increase or decrease significantly, depending on available opportunities, timing of projects and market conditions. We expect that in the future our commodity derivative positions will help us stabilize a portion of our expected cash flows from operations despite potential declines in the price of oil and natural gas. However, should commodity prices further decline for an extended period of time or the capital/credit markets become constrained, the borrowing capacity under our New Revolving Facility could be adversely affected. In the event of a reduction in the borrowing base under our New Revolving Facility, we may be required to prepay some or all of our indebtedness, which would adversely affect our capital expenditure program.  Our first redetermination under the New Revolving Facility will be in November 2018.

Cash Flows

Our cash flows for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year ended December 31,
(In $ ’000s)	2017	2016	2015
	(audited)	(audited)	(audited)
Financial Measures:
Net cash provided by operating activities	$74,776	$42,660	$64,469
Net cash used in investing activities	(92,503)	(79,991)	(180,771)
Net cash provided by financing activities	6,063	51,776	50,403
Cash and cash equivalents	5,761	17,463	3,468
Payments for development expenditure	(101,043)	(64,130)	(144,316)
Payments for exploration expenditure	(8,351)	(2,852)	(20,339)
Acquisitions, net of acquired cash	—	(23,506)	(15,023)
Proceeds from the sale of non-current assets	15,348	7,141	41

Cash flows provided by operating activities

Cash provided by operating activities for the year ended December 31, 2017 was $74.8 million, an increase of $32.1 million compared to 2016 ($42.7 million).  This increase was primarily due to receipts from sales increasing $47.8 million, to $112.5 million resulting from higher product pricing and increased production volumes, partially offset by higher lease operating expense and general administrative expenses.  In addition, we increased our operating cash flow through quicker collection of production revenue receivables and due to the timing of payments of accounts payable and accrued expenses.

Cash provided by operating activities for the year ended December 31, 2016 was $42.7 million, a decrease of $21.8 million compared to 2015 ($64.5 million).  This decrease was primarily due to receipts from sales decreasing $34.7 million, to $64.7 million and pay down of 2015 accounts payables and accrued expense balances.

Cash flows used in investing activities

Cash used in investing activities for the year ended December 31, 2017 increased to $92.5 million as compared to $80.0 million in 2016.  The Company had planned to increase its capital expenditures in 2017, due to the availability of higher cash flows from operations and the proceeds from the sale of its Oklahoma assets.

Cash used in investing activities for the year ended December 31, 2016 decreased significantly to $80.0 million (including a net paydown of $9.4 million related to 2015 development and exploration costs) as compared to $180.8 million in prior year. This decrease was primarily due to our down-cycle development plan to drill and complete within operating cash flow, with the exception of some accelerated development subsequent to the capital raise in the second half of 2016.

Cash flows provided by financing activities

Cash provided by financing activities for the year ended December 31, 2017 decreased to $6.1 million from $51.8 million in 2016.  This decrease is a result of not having a capital raise in 2017, compared to a $64.2 million capital raise in 2016.  There were no additional draws on our credit facilities in 2017; however, we had net proceeds of $18.2 million in 2017 related to our revenue advance from Vitol.

Cash provided by financing activities for the year ended December 31, 2016 increased slightly to $51.8 million.  This increase is a result of the $64.2 million capital raise, offset by borrowing costs paid of $11.8 million.  There were no additional draws on our credit facilities compared to last year’s $62.0 million net draw and no equity raised in 2015.

Credit Facilities

 On April 23, 2018, we and our wholly-owned subsidiary Sundance Energy, Inc. entered into the New Credit Agreements consisting of 1) the  New Term Loan Facility with Morgan Stanley Energy Capital, as administrative agent, and the lenders from time to time party thereto, which provides a $250 million syndicated second lien term loan and 2) the New Revolving Facility with  Natixis, New York Branch, as administrative agent, and the lenders from time to time party thereto, which provides a $250 million revolver with an initial borrowing base of $87.5 million.  As of April 30, 2018, we had $250 million outstanding under the New Term Loan Facility.  No amounts were drawn under the New Revolving Facility, however $12 million of borrowing capacity was committed under letters of credit in support of the MRC obligations under the new midstream marketing agreements.

Interest on the New Revolving Facility accrues at LIBOR plus a margin that ranges from 2.5% to 3.5% based upon the amount drawn. Interest on the New Term Loan Facility accrues at LIBOR (with a LIBOR floor 1.0%) plus 8.0%.

The key financial covenants of our New Credit Agreements require us beginning June 30, 2018 to (i) maintain a minimum current ratio, which is defined as consolidated current assets inclusive of undrawn borrowing capacity divided by consolidated current liabilities, of 1.00 or greater, (ii) a revolving debt to EBITDAX ratio, determined on a rolling four quarter basis, of 4.00 to 1.00 or less, (iii) maintain a minimum EBITDAX to consolidated interest expense ratio of 2.00 to 1.00 or greater,  and beginning December 31, 2018, (iv) maintain a minimum Total Proved PV‑9 (as defined in our New Term Loan Facility) to Total Debt (as defined in our New Credit Agreements) ratio of not less than 1.50 to 1.00. The New Credit Agreements require the Company to hedge 70% of its proved developed producing forecasted volumes. EBITDAX, as defined in the New Credit Agreements, is calculated as consolidated net income (loss) less the impact of interest, income taxes, depreciation, depletion, amortization, exploration expenses and other noncash charges and income (including share based compensation, unrealized gains and loss on derivative instruments).

In addition, our New Credit Agreements contain various covenants that limit our ability to take certain actions, including, but not limited to, the following:

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

If an event of default exists under either the New Revolving Facility or the New Term Loan Facility, the administrative agents will be able to terminate the commitments under the New Credit Agreements and accelerate the maturity of all loans made pursuant to the New Credit Agreements and exercise other rights and remedies. Events of default include, but are not limited to, the following events:

•	failure to pay any principal when due under the New Revolving Facility or New Term Loan Facility;
•	failure to pay any other obligation when due and payable within three business days after same becomes due;
•

failure to observe or perform any covenant, condition or agreement in the New Revolving Facility or New Term Loan Facility or other loan documents, subject, in certain instances, to certain cure periods;

•	failure of any representation and warranty made in connection with the loan documents to be true and correct in all material respects;
•	bankruptcy or insolvency events involving us or our subsidiaries;
•	cross-default to other indebtedness in excess of $5 million;
•	certain ERISA events involving us or our subsidiaries;
•	a violation of the terms of the Intercreditor Agreement,
•	bankruptcy or insolvency; and
•	a change of control (as defined in our New Credit Agreements).

We and Sundance Energy, Inc. and their respective subsidiaries have also executed and delivered certain other related agreements and documents pursuant to the New Credit Agreements, including a guarantee and collateral agreement and mortgages for both the New Revolving Facility and the New Term Loan Facility.  The obligations of the Company, Sundance Energy, Inc. and their respective subsidiaries under the New Revolving Facility are secured by a first priority security interest in favor of the the lenders, in the Company, Sundance Energy, Inc. and their respective subsidiaries’ tangible and intangible assets, and proved reserves, among other things.  The obligations of the Company, Sundance Energy, Inc. and their respective subsidiaries under the New Term Loan Facility are secured by a second priority security interest in favor of the the lenders, in the Company, Sundance Energy, Inc. and their respective subsidiaries’ tangible and intangible assets, and proved reserves, among other things.

Prior to April 23, 2018 and as of December 31, 2017, we had a $125 million term loan and revolving facility with a $67 million borrowing base in place.  We used proceeds from the new credit facilities to retire the term loan and revolving facility.

Capital Expenditures

The following table summarizes our capital expenditures incurred (excluding acquisitions and changes related to its restoration provision) for the years ending December 31, 2017 and 2016.

	Year ending December 31
(In $ ’000s)	2017	2016	Change in $	Change in %
	(audited)	(audited)
Development and production assets	$115,120	$57,893	57,227	98.8
Exploration and evaluation expenditure	8,528	4,429	4,099	92.5
Total	$123,648	$62,322	61,326	98.4

C.          Research and Development

Not applicable.

D.          Trend Information

We believe that oil and natural gas prices may remain volatile for the foreseeable future. We anticipate that as commodity prices rise, we will continue to see increases in field service costs, material prices and all costs associated with drilling, completing and operating wells.  However, on a per unit basis, we expect our costs to decrease in 2018 as the result of increased scale from our 2018 Eagle Ford acquisition and increased production.

E.          Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.          Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations as of December 31, 2017.

	Payments due by period
		Less than			More than
Contractual Obligations (In $ ’000s)	Total	1 year	1 - 3 years	3 - 5 years	5 years
Credit Facilities(1)	$225,933	$13,674	$212,259	$—	$—
Cooper Basin capital commitments (2)	3,490	1,745	1,745	—	—
Operating lease obligations (3)	2,446	1,050	1,396	—	—
Employment commitments (4)	370	370	—	—	—
Restoration provision (5)	7,567	—	—	—	7,567
Total	$239,806	$16,839	$215,400	$—	$7,567

(1)

Includes principal and projected interest payments due under our revolving facility and term loan.  Projected interest payments are based on a 4.6% and 8.3% interest rate for the revolving facility and term loan, respectively, in effect as of December 31, 2017. Timing above assumes credit facilities were held to maturity and that there are no subsequent changes to the borrowing base.  Subsequent to December 31, 2017, the Company entered into a New Revolving Facility and New Term Loan Facility (see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.).  The maturity of the new facilities are October 2022 and April 2023, respectively.

(2)

The Company has capital commitments of up to approximately A$10.6 million through 2019 of which A$6.2 million (US$4.8 million) had been incurred through December 31, 2017 (commitment amounts in table shown in USD translated at December 31, 2017).  Timing of commitment may vary.

(3)

Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space, net of sublease rentals, compressor equipment and the Company’s amine treatment facility not provided for in the consolidated financial statements.

(4)	Represents commitments for the payment of salaries and other remuneration under long-term employment contracts not provided for in the consolidated financial statements.
(5)

We have established a restoration provision liability for the reclamation of oil and natural gas properties at the end of their economic lives. Based on our current projections, we believe the majority of our reclamation obligations will be incurred beyond five years from December 31, 2017. The amount shown does not include our Dimmit County, Texas, restoration provision liability, which we expect to dispose of in 2018.

Subsequent to December 31, 2017, we executed Midstream Partner contracts associated with the newly acquired Eagle Ford assets, which contain commitments to deliver oil volumes to meet MRCs to the Midstream Partner each year.  The total commitment is $81.7 million through 2022 (see page 39 for schedule of commitment by year).   Under the terms of the contract, if we fail to deliver the volumes to satisfy the MRC, we are required to pay a deficiency payment equal to the shortfall.

Item 6.  Directors, Senior Management and Employees

A.          Directors and Senior Management

The following table lists the names of our directors and executive officers.

Name	Position
Eric P. McCrady	Chief Executive Officer and Managing Director
Cathy L. Anderson	Chief Financial Officer
Grace Ford*	Chief Operating Officer
Mike Wolfe*	Vice President of Land
Trina Medina*	Vice President of Reservoir Engineering
Keith D. Kress*	Vice President of Operations
Michael D. Hannell	Chairman of the Board
Damien A. Hannes	Director
Neville W. Martin	Director
H. Weldon Holcombe	Director

*Officers only of Sundance Energy, Inc.

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

Trina Medina has served as Vice President of Reservoir Engineering of our subsidiary, Sundance Energy, Inc., since September 2015.  She has more than 20 years of broad reservoir engineering experience in the oil and gas industry, focused across conventional, unconventional and secondary recovery evaluation and development projects, including corporate reserves and budgeting with companies such as Newfield Exploration (2007‑2015), Stone Energy Corporation (2005‑2007), INTEVEP and PDVSA. Ms. Medina received a Master of Science degree in Reservoir Engineering from Texas A&M University, a Master of Science degree in Reservoir Geoscience from the Institut Francais du Petrole, and a Bachelors of Science degree in Petroleum Engineering from the Universidad Central de Venezuela. Ms. Medina is a member/reviewer of the Society of Petroleum Engineers (SPE) and a member for the Society of Petroleum Evaluation Engineers (SPEE).

Keith D. Kress was appointed Vice President of Operations of our subsidiary, Sundance Energy Inc. in October of 2017. He has over 20 years of varied engineering and management experience in the oil and gas industry.  From 2010 to September 2017, he served as the VP Engineering and Operations Development with GMT Exploration, LLC.  He also previously held senior level positions with Great Western Oil and Gas, LLC, Optigas, Inc. and EnCana Corporation. Mr. Kress received a Bachelor of Applied Science degree in Chemical Engineering from the University of Calgary.

Michael D. Hannell has been a Director of Sundance since March 2006 and chairman of our board of directors since December 2008. Mr. Hannell has wide experience in the oil and gas industry, spanning some 50 years, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of design and construction, engineering, operations, exploration and development, marketing and commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now Exxon) and Santos Ltd. Mr. Hannell has previously held a number of board appointments the most recent being the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier; and  the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry. Mr. Hannell has also served on a number of not-for-profit boards, with appointments as president of the Adelaide-based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business, and a member of the South Australian Legal Practitioners Conduct Board. Mr. Hannell holds a Bachelor of Science degree in Mechanical Engineering (with Honours) from the University of London (Battersea College of Technology) and is a Fellow of Engineers Australia. Mr. Hannell may not hold office without re-election past the annual general meeting (“AGM”) in 2019.

Damien A. Hannes has been a Director since August 2009. Mr. Hannes has over 25 years of finance, operations, sales and management experience. He has most recently served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Damien was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Mr. Hannes was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. He holds a Bachelor of Business degree from the NSW University of Technology in Australia and subsequently completed the Institute of Chartered Accounts Professional Year before being seconded into the commercial sector. Mr. Hannes may not hold office without re-election past the AGM in 2018.

Neville W. Martin has been a Director since January 2012. Prior to his election, he was an alternate director on our board of directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Resource and Energy Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University. Mr. Martin also serves on the board of directors of Woomera Exploration Limited, Pawnee Energy Limited, Numedico Technologies Pty, Ltd, Anglo Russian Energy Pty, Ltd, Newklar Asset Management Pty. Ltd, Houmar Nominees Pty, Ltd and Stansbury Petroleum Investments Pty, Ltd. Mr. Martin may not hold office without re-election past the AGM in 2018.

H. Weldon Holcombe has been a Director since December 2012. Mr. Holcombe has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental (“HSE”), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk’s Haynesville field with one billion cubic feet of natural gas of production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn. Mr. Holcombe may not hold office without re-election past the AGM in 2019.

There are no family relationships among any of our directors or executive officers. The business addresses for each of our directors and executive officers is Sundance Energy, Inc., 633 17th Street, Denver, Colorado 80202.

Employment Agreements with Executive Officers

On April 26, 2016, the Company entered into an employment agreement (“Employment Agreement”) with our Chief Executive Officer, Eric P. McCrady, with a three-year term effective January 2016 and base remuneration of $370,000 per year, which is reviewed annually by the Remuneration and Nomination Committee.  In the event of a not-for-cause termination or change in control (as described in the Employment Agreement) in which Mr. McCrady does not remain employed by the acquirer, the Employment Agreement provides payment of Mr. McCrady’s base remuneration through the end of the term of the Employment Agreement. He is eligible to participate in our incentive compensation program.

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

The Remuneration and Nominations Committee makes recommendations to our Board of Directors in relation to total compensation of directors and executives and reviews their remuneration annually. Independent external advice is sought when required. The Remuneration and Nominations Committee has retained Meridian Compensation Partners, LLC (“Meridian”), as its independent remuneration consultant, although no services were performed by Meridian for the 2017 fiscal year.  Meridian was retained to provide executive and director remuneration consulting services to the Committee, including advice regarding the design and implementation of remuneration programs that are competitive and common among the U.S. oil and gas exploration and production industry, competitive market information, comparison advice with Australian companies and practice, regulatory updates and analyses and trends on executive base salary, short-term incentives, long-term incentives, benefits and perquisites.  All remuneration paid to directors and executives is valued in accordance with applicable IFRS accounting rules.

Executives In assessing total compensation, our objective is to be competitive with industry compensation while considering individual and company performance. Base salaries for executives recognize their qualifications, experience and responsibilities as well as their unique value and historical contributions to Sundance. In addition to being important to attracting and retaining executives, setting base salaries at appropriate levels motivates employees to aspire to and accept enlarged opportunities. We do not consider base salaries to be part of performance-based compensation, in setting the amount, the individuals’ performance is considered. The majority of each executive’s compensation is performance based and “at risk.” We believe that equity ownership is an important element of compensation and that, over time, more of the executives’ compensation should be equity-based rather than cash-based so as to better align executive compensation with shareholder return. For the year ended December 31, 2017, the targeted “at risk” remuneration relating to performance variability with Short-Term Incentive (“STI”) bonuses and Long-Term Incentive (“LTI”) awards represents approximately 81% for the Managing Director and approximately 75% for all other executives.  The Managing Director and other executives did not receive any performance-based awards for 2017 performance.

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

During 2017, the LTI component of our incentive compensation program comprised awards made pursuant to the Sundance Energy Australia Limited Long Term Incentive Plan, as amended (the “RSU Plan”). Any grants made to employees that also serve as a director are subject to shareholder approval prior to issuance.

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

LTI Award in 2018(for 2017 performance)

There were no LTI awards granted in 2018 related to 2017 performance.

LTI Award in 2017(for 2016 performance)

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

Payout % of
Absolute TSR Goal	Target
25% preferred return	150%
15% preferred return	100%
8% preferred return	50%
< 8% preferred return	—%

2)

50% of award value granted as three tranches of deferred cash, earned through appreciation in the price of Sundance’s ordinary shares during 2017, 2018 and 2019.  The base deferred cash target awards are paid only after achieving the following share performance targets:

	Target Share Price (Annual VWAP)
Payout Percentage	2017 (1)	2018	2019
50%	$0.2182	$0.2356	$0.2525
100%	$0.2323	$0.2671	$0.3072
150%	$0.2525	$0.3156	$0.3945
300%	$0.5050	$0.6313	$0.7891

(1)

The first tranche of the 2016 – LTI Deferred Cash Award was measured for vesting as of December 31, 2017.  The preferred return on the Company’s ordinary shares for the performance period was less than 8%  (or the weighted average shares price was less than $0.2182); therefore no deferred cash awards vested in 2018.

The available bonus pool for both STI and LTI is based on a percentage of each employee’s annual base salary. On an annual basis, targets are established and agreed by the Remuneration and Nominations Committee, subject to endorsement by our Board of Directors. The targets are used to determine the bonus pool, but both the STI and LTI bonuses require approval by the Remuneration and Nominations Committee and are fully discretionary. Bonuses earned under the STI are typically paid in cash.  However, no STI bonuses were paid for 2017 and 2016 performance.

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

Non-executive Directors The Australian non-executive directors receive a basic annual fee for board membership and annual fees for committee service and chairmanships, all of which includes the superannuation guarantee contribution required by the Australian government, which is currently 9.50%.  In accordance with ASX corporate governance principles, they do not receive any other retirement benefits or any performance-related incentive payments by means of cash or equity. Some individuals, however, have chosen to forego part of their salary to increase payments toward superannuation.

The following discussion is based upon a remuneration report that we prepared in compliance with listing rules of the ASX. Mr. Wolfe,  Ms. Medina and Mr. Kress are not considered key management personnel as defined under listing rules of the ASX. As a result, their remuneration is not discussed below.

Details of the cash remuneration, as prescribed by our home country jurisdiction, of our directors and executive officers for the year ended December 31, 2017 are as follows:

	Fixed Based Remuneration				Share-Based Payments	Performance Based
2017	Cash Salary and Fees	Non-monetary Benefits (1)	Post-employment Benefits	Superannuation	RSU	STI- Bonus		LTI - Share Based (2)	LTI - Deferred Cash Based (3)	Total
Directors
E. McCrady	$369,288	$22,344	$8,100	$—	$—	$		$700,508	$(56,357)	$1,043,883
M. Hannell	121,681	—	—	11,560	—		—	—	—	133,241
D. Hannes	99,397	—	—	9,443	—		—	—	—	108,840
N. Martin	84,363	—	—	8,015	—		—	—	—	92,378
W. Holcombe	127,429	—	—	—	—		—	—	—	127,429
	$802,158	$22,344	$8,100	$29,018	$—		$—	$700,508	$(56,357)	$1,505,771
										—
Key Management Personnel
C. Anderson	294,433	15,623	8,100	—	—			429,940	(37,883)	710,213
G. Ford	294,433	14,983	8,100	—	—			430,132	(37,883)	709,765
	$588,866	$30,606	$16,200	$—	$—		$—	$860,072	$(75,766)	$1,419,978
Total	$1,391,024	$52,950	$24,300	$29,018	$—		$—	$1,560,580	$(132,123)	$2,925,749

(1)	Non-monetary benefits includes car parking and payment of healthcare premiums.
(2)

The fair value of the services received in return for the LTI share-based awards is based on the allocable portion of aggregate fair value expense recognized under IFRS 2 for the year.  The fair value of the services received in return for the time-based RSUs was determined by multiplying the number of shares granted by the closing price of the shares on the grant date.  The fair value of the A-TSR and R-TSR shares has determined using a Monte Carlo simulation model, as further discussed in Note 1 to the Financial Statements.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realise should the RSUs vest.

(3)

 The fair value of the services received in return for the LTI deferred cash awards is based on the allocable portion of aggregate fair value expense recognized under IFRS 2 for the year.  The fair value of the deferred cash awards has been determined using a Monte Carlo simulation model and is remeasured at the end of each reporting period until the award is settled. The fair value of the deferred cash awarded to KMP decreased in 2017 as compared to 2016, and therefore is presented as negative income in the table above.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realise should the deferred cash vest.

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

	Year ended December 31, 2017
				Target
	Fixed			Performance
	Remuneration	STI	LTI	Related
E. McCrady	19%	19%	62%	81%
C. Anderson	25%	19%	56%	75%
G. Ford	25%	19%	56%	75%
Non-executive directors	100%	—	—	—

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

Committees

To assist our Board of Directors with the effective discharge of its duties, it has established a Remuneration and Nominations Committee, an Audit and Risk Management Committee and a Reserves Committee. Each committee operates under a specific charter approved by our Board of Directors.

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

Audit and Risk Management Committee.  The members of our Audit and Risk Management Committee are Messrs. Hannes (Chairman), Hannell and Martin, all of whom are independent, non-executive directors, including for purposes of Rule 10A‑3 of the Exchange Act. Mr. McCrady and Ms. Anderson are non-voting management representatives who advise the committee as appropriate. This committee will oversee, review, act on and report on various auditing and accounting matters to our Board of Directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the committee will oversee, review, act on and report on various risk management matters to our Board of Directors.

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

Shareholder Approval for Capital Issuances.  We follow home country practice rather than Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX listing rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12‑month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX listing rules), and (iii) directors or their associates acquiring securities under an employee incentive plan.

D.          Employees

As of December 31, 2017, we had 52 full-time employees, including 18 in executive, finance and accounting and administration, 3 in geology, 24 in production and engineering and 7 in land.  All of our employees are located in the United States. None of our employees are represented by a labor union or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

E.          Share Ownership

Number of Restricted Shares Units Held by Executive Officers

Key Management Personnel	Balance 12.31.2016	Issued as compensation	Forfeited RSUs	RSUs converted in to ordinary shares	Balance 12.31.2017	Market Value of Unvested RSUs 12.31.2017 (1)

E. McCrady (2)	7,085,516	3,724,191	—	(683,035)	10,126,672	$584,877
C. Anderson	3,914,662	2,055,661	—	(380,653)	5,589,670	322,838
G. Ford	3,916,916	2,055,661	—	(382,907)	5,589,670	322,838
Total	14,917,094	7,835,513	—	(1,446,595)	21,306,012	$1,230,553

(1)	Market value based on the Company’s closing share price on December 31, 2017 or USD $0.058 based on the foreign currency exchange spot rate published by the Reserve Bank of Australia.
(2)	The RSUs issued to Mr. McCrady were approved by the shareholders at the annual general meeting held on May 25, 2017.

Item 7.  Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on 6,867,696,796 ordinary shares outstanding as of April 24, 2018, by:

•	each person known by us (through substantial shareholder notices filed with the ASX) to be the beneficial owner of 5% or more of our ordinary shares;
•	each of our directors and executive officers individually; and
•	each of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security and includes restricted stock that is issuable or vests within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be.

As of April 24, 2018, we had 77 shareholders of record in the United States. These shareholders held an aggregate of 613,608,618 of our outstanding ordinary shares, or approximately 9% of our outstanding ordinary shares.  The Bank of New York Mellon, which is the depositary of our ADS program, held approximately 2% of our total outstanding ordinary shares.  The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

	Ordinary Shares
	Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
Morgan Stanley and subsidiaries (1)	529,055,471	7.70
Mitsubishi UFJ Financial Group, Inc. (2)	529,055,471	7.70
Ellerston Capital Limited (Primary Person) and its associates (3)	429,618,566	6.26%
Officers and Directors
Eric P. McCrady(4)	6,774,538		*
Michael D. Hannell	2,297,000		*
Damien A. Hannes(5)	12,397,472		*
Neville W. Martin(6)	1,390,218		*
H. Weldon Holcombe	1,315,200		*
Cathy L. Anderson(7)	2,383,769		*
Grace Ford(8)	2,177,229		*
Officers and directors as a group (seven persons)	28,735,426	*	%

*Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Sundance.

(1)

This information is based on a Form 603 filed with the ASX on April 27, 2018. The address for Morgan Stanley and its subsidiaries (as disclosed on the Form 603) is 1585 Broadway, New York, NY, 10036, U.S.  Includes 29,399,600 ordinary shares held in the form of 293,996 ADRs.

(2)

This information is based on a Form 603 filed with the ASX on April 30, 2018. The address for Mitsubishi UFJ Financial Group, Inc. (“Mitsubishi”) is 2-7-1, Marunouchi, Chiyoda-ku, Tokyo 100-8330, Japan.  The Form 603 reported that Mitsubishi had a relevant interest in securities that Morgan Stanley has a relevant interest in under section 608(3) of the Corporations Act as Mitsubishi UFJ Financial Group, Inc. has voting power of 20% in Morgan Stanley.  The relevant interest includes 29,399,600 ordinary shares held in the form of 293,996 ADRs.

(3)

This information is based on a Form 603 filed with the ASX on April 27, 2018. The address for Ellerston Capital Limited’s substantial shareholder is Level 11, 179 Elizabeth Street, Sydney, NSW, 2000, Australia.

(4)	Includes restricted share units that are issuable or scheduled to vest within 60 days of April 24, 2018 totaling 1,596,616 shares.
(5)

Includes (i) 3,986,486 ordinary shares held by Mr. Hannes individually and (ii) 8,410,986 ordinary shares held in a trust of which Mr. Hannes serves as a director and shares voting and investment power with respect to such shares.

(6)	Includes (i) 193,848 ordinary shares held by Mr. Martin individually, and (ii) 1,196,370 ordinary shares held in trust of which Mr. Martin serves as trustee and is a beneficiary.
(7)	Includes restricted share units that are issuable or scheduled to vest within 60 days of April 24, 2018 totaling 881,293 shares.
(8)	Includes restricted share units that are issuable or scheduled to vest within 60 days of April 24, 2018 totaling 881,293 shares.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX):

•

Ellerston Capital Limited, in its capacity as investment manager for various clients or as trustee/responsible entity for investment vehicles, reported that it became a substantial shareholder on April 24, 2018, when it held 429,618,566 ordinary shares , or 6.26% of the total voting power as of that date.

•

Morgan Stanley and its subsidiaries reported that it became a substantial shareholder on April 24, 2018, when it held 499,655,871 ordinary shares and 293,996 ADRs (representing 29,399,600 ordinary shares), or 7.70% of the total voting power as of that date.

•

For various periods between May 2015 and December 2016, IOOF Holding Limited (“IOOF”) reported it was a substantial holder, holding as many as 87,879,896 ordinary shares, and up to 10.05% of our outstanding ordinary shares at times during this period.  On January 20, 2017, IOOF Holdings Limited (“IOOF”) IOOF reported that as of that date, it was no longer a substantial shareholder.

•

Renaissance Smaller Companies Pty Ltd became a substantial shareholder on July 18, 2016, when it reported that it held 69,230,769 ordinary shares, or 5.87%, of the total voting power as of that date. On December 14, 2016, Renaissance Smaller Companies Pty Ltd reported that as of December 12, 2016, it was no longer a substantial shareholder.

•

Northcape Capital Pty Ltd became a substantial shareholder on May 26, 2015, when it reported that it held 27,534,107 ordinary shares, or 5.01%, of the total voting power as of that date. On November 13, 2015, Northcape Capital Pty Ltd reported that as of November 11, 2015, it was no longer a substantial shareholder.

We note that, each of our directors and executive officers owns less than 1% of our outstanding ordinary shares.

B.          Related Party Transactions

From January 1, 2017 through the date of this report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

There were no material related party transactions for the year ended December 31, 2017, 2016 and 2015.

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

In August 2015, the Buyer of its non-operated Phoenix (North Dakota) properties sold in December 2013 filed a lawsuit against the Company.  The claim of $0.9 million, plus interest and legal costs, related to costs not included by the buyer on the final post-closing settlement, for which it sought reimbursement from the Company.  In August 2017, a jury ruled in favor of the Buyer.  The Company is currently appealing the decision.

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

B.          Significant Changes

On April 23, 2018, our wholly owned subsidiary Sundance Energy, Inc. acquired from Pioneer Natural Resources USA, Inc., Reliance Industries and Newpek, LLC (collectively the “Sellers”) approximately 21,900 net acres in the Eagle Ford oil, volatile oil, and condensate windows in McMullen, Live Oak, Atascosa and La Salle counties, Texas for a cash purchase price of $221.5 million.  To finance the acquisition, the Company raised $260.0 million of capital through the issuance of 5,614,447,268 ordinary shares.

Contemporaneous with the Acquisition closing, on April 23, 2018, we and Sundance Energy Inc, entered into the New Credit Agreements consisting of 1) the  New Term Loan Facility with Morgan Stanley Energy Capital, as administrative agent, and the lenders from time to time party thereto, which provides a $250 million syndicated second lien term loan and a 2) the New Revolving Facility with  Natixis, New York Branch, as administrative agent, and the lenders from time to time party thereto, which provides a syndicated revolver with initial availability of $87.5 million (with a $250.0 million face).  The proceeds of the new credit facilities were used to retire our existing credit facilities of $192.0 million, repay the remaining outstanding production prepayment of $11.8 million and pay deferred financing fees of $15.9 million.  The balance will be used for liquidity to begin development of the acquired Eagle Ford assets.

Item 9.  The Offer and Listing

A.          Offer and Listing Details

Pricing History

The Nasdaq Stock Market

Since September 7, 2016, our ordinary shares in the form of ADSs have been trading on Nasdaq under the symbol “SNDE.” The following table sets forth the high and low market prices for our ADSs for the periods indicated as reported on Nasdaq. All prices are in U.S. dollars.

	US$ High	US$ Low
Annual:
Fiscal year ended December 31
2017	17.99	3.61
2016	17.60	9.75
Quarterly:
Fiscal year ended December 31, 2018
First quarter	9.59	4.39
Fiscal year ended December 31, 2017
Fourth Quarter	6.28	3.83
Third Quarter	5.53	3.61
Second Quarter	9.95	4.67
First Quarter	17.99	8.53
Fiscal year ended December 31, 2016
Fourth quarter	16.25	10.52
Third quarter	17.60	9.75
Most Recent Six Months:
March 2018	5.85	4.39
February 2018	8.32	5.43
January 2018	9.59	6.14
December 2017	6.28	4.74
November 2017	6.05	4.30
October 2017	4.87	3.83

On April 24, 2018, the closing price of our ADSs as traded on the Nasdaq  was $4.19  per ADS.

Australian Securities Exchange

The following table presents, for the periods indicated, the high and low market prices for our ordinary shares reported on the ASX, under the symbol “SEA.” All prices are in Australian dollars.

	High	Low
	A$	A$
Annual:
Fiscal year ended December 31
2017	0.24	0.05
2016	0.27	0.06
2015	0.71	0.16
2014	1.42	0.38
2013	1.18	0.76
Quarterly:
Fiscal year ended December 31, 2018
First Quarter	0.12	0.06
Fiscal year ended December 31, 2017
Fourth Quarter	0.08	0.05
Third Quarter	0.07	0.05
Second Quarter	0.13	0.06
First Quarter	0.24	0.11
Fiscal year ended December 31, 2016
Fourth Quarter	0.22	0.15
Third Quarter	0.18	0.10
Second Quarter	0.22	0.10
First Quarter	0.27	0.06
Most Recent Six Months:
March 2018	0.08	0.06
February 2018	0.09	0.07
January 2018	0.12	0.08
December 2017	0.08	0.06
November 2017	0.08	0.06
October 2017	0.06	0.05

On April 24, 2018 the closing price of our ordinary shares as traded on the ASX was A$0.063 per ordinary share (U.S. $0.05 per share based on the foreign exchange rate of A$1.00 to $0.7608 as published by the Reserve Bank of Australia as of April 24, 2018.

As of April 24, 2018, we had 6,867,696,796 ordinary shares outstanding, with 613,608,618 of our ordinary shares being held in the United States by 77 holders of record and 6,225,822,965 of our ordinary shares being held in Australia by 6,119 holders of record. Among these shares, 134,077,500 ordinary shares are in the form of ADSs. A large number of our ordinary shares are held in nominee companies so we cannot be certain of the origin of those beneficial owners.

B.          Plan of Distribution

Not applicable.

C.          Markets

Our ordinary shares trade on the ASX under the symbol “SEA.”  Since September 7, 2016, our ordinary shares in the form of ADSs have been trading on Nasdaq under the symbol “SNDE.”

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.          Share Capital

Not applicable.

B.          Our Constitution

The information called for by this Item 10.B. has been reported previously in our registration statement on form 20‑F (File No. 000‑55246) filed with the SEC on July 11, 2014 as amended on Form 20‑F/A on August 26, 2014, under the heading “Additional Information—Our Constitution” and is incorporated by reference into this annual report.

C.          Material Contracts

Credit Facilities

In May 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into the credit agreement with Morgan Stanley Energy Capital, Inc., as administrative agent, and the lenders from time to time party thereto, which provides for our $300 million revolving facility and $125 million term loan. The revolving facility is subject to a borrowing base, which was set initially at $75 million.  The borrowing base was reduced to $67 million on December 30, 2015, which was the amount outstanding at December 31, 2017.

On April 23, 2018, concurrent with the closing of our Eagle Ford acquisition, Sundance Energy Australia Limited and Sundance Energy, Inc entered into the New Credit Agreements, consisting of the $250 million syndicated second lien New Term Loan Facility with Morgan Stanley Energy Capital, Inc, as administrative agent, and the lenders from time to time party thereto, and a syndicated $250 million New Revolving Facility with Natixis, New York Branch, as administrative agent, and the lenders from time to time party thereto, with an initial borrowing base of of $87.5 million.  At closing on April 23, 2018, $250 million of the New Term Loan Facility was funded and none was drawn on the New Revolving Facility, with an additional $12 million of letter of credits in place, which reduced the borrowing availability under the New Revolving Facility.

The New Term Loan Facility and New Revolving Facility refinanced the Company’s previous credit facilities with Morgan Stanley.  At closing, the Company used $192.0 million of the proceeds to pay off its previous credit facilities, which were fully paid-off.

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

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences to U.S. holders of the acquisition, ownership and disposition of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares or ADSs held as capital assets within the meaning of Section 1221 of the Code. This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

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

Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2017. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ending December 31, 2018. However, a separate determination is required after the close of each taxable year as to whether we are a PFIC. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year.

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

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to payments to non-corporate holders of ordinary shares or ADSs. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. holder, other than an “exempt recipient,” including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the United States will be required to withhold at the applicable statutory rate, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide IRS Form W‑9 (Request for Taxpayer Identification Number and Certification).

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Specifically, we are required to file annually a Form 20‑F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1‑800‑SEC‑0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. Our risk management focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. We have historically utilized derivative financial instruments to mitigate the risks associated with certain risk exposures.

See to Note 35 of our financial statements for the year ended December 31, 2017, included under “Item 18 – Financial Statements” for detailed information on our financial risk management, including an interest rate and commodity price risk sensitivity analysis, and summary of outstanding derivative positions as of December 31, 2017.

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

(a)Disclosure Controls and Procedures

As of December 31, 2017, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a‑15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2017 to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act are (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

(b)Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2017.

(c)Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d)Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

The Board of Directors has determined that Damien Hannes qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20‑F and is independent.  See “Item 6.A—Directors, Senior Management and Employees” for Mr. Hannes’s experience and qualifications.

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

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate fees for audit services rendered by Deloitte Touche Tohmatsu, our principal external auditor, for the audit and review of financial statements for the years ended December 31, 2017 and 2016, respectively.

	Year Ended
	December 31,
	2017	2016
Audit fees	$430,000	$385,000
Audit-related fees (1)	—	—
Tax fees (1)	—	—
Total	$430,000	$385,000
(1)	No fees incurred in this category.

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

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the 12‑month first day of the month historical average price during the twelve- month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of- the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Sundance Energy Australia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sundance Energy Australia Limited and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE TOUCHE TOHMATSU

Sydney, Australia

April 30, 2018

We have served as the Company’s auditor since 2016.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sundance Energy Australia Limited

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of Sundance Energy Australia Limited for the year ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of Sundance Energy Australia Limited’s operations and its cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Ernst & Young

200 George Street

Sydney NSW 2000

Australia

May 2, 2016, except as to Note 7, which is as of February 24, 2017

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

		2017	2016	2015
For the year ended 31 December	Note	US$’000	US$’000	US$’000

Oil and natural gas revenue	4	$104,399	$66,609	$92,191
Lease operating expenses	5	(22,416)	(12,937)	(18,455)
Production taxes		(6,613)	(4,200)	(6,043)
General and administrative expense	6	(18,345)	(12,110)	(17,176)
Depreciation and amortisation expense	17, 20	(58,361)	(48,147)	(94,584)
Impairment expense	19	(5,583)	(10,203)	(321,918)
Exploration expense		—	(30)	(7,925)
Finance costs, net of amounts capitalized		(13,491)	(12,219)	(9,418)
Loss on debt extinguishment		—	—	(1,451)
Loss on sale of non-current assets	3	(1,461)	—	790
Loss on derivative financial instruments		(2,894)	(12,761)	15,256
Other income, net	8	457	2,009	(2,240)
Loss before income tax		(24,308)	(43,989)	(370,973)
Income tax benefit (expense)	7	1,873	(1,705)	107,138
Loss attributable to owners of the Company		(22,435)	(45,694)	(263,835)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		708	(532)	(478)
Other comprehensive loss		708	(532)	(478)
Total comprehensive loss attributable to owners of the Company		$(21,727)	$(46,226)	$(264,313)

Loss per share		(cents)	(cents)	(cents)
Basic earnings	11	(1.8)	(5.2)	(47.7)
Diluted earnings	11	(1.8)	(5.2)	(47.7)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		2017	2016
For the year ended December 31	Note	US$’000	US$’000

CURRENT ASSETS
Cash and cash equivalents		$5,761	$17,463
Trade and other receivables	12	3,966	9,786
Derivative financial instruments	13	383	—
Income tax receivable		40	5,204
Other current assets	16	3,472	4,078
Assets held for sale	14	61,064	18,309
TOTAL CURRENT ASSETS		74,686	54,840

NON-CURRENT ASSETS
Development and production assets	17	338,796	338,709
Exploration and evaluation expenditure	18	34,979	34,366
Property and equipment	20	1,246	1,211
Income tax receivable, non-current	7	4,688	—
Derivative financial instruments	13	223	279
Deferred tax assets	26	—	2,683
TOTAL NON-CURRENT ASSETS		379,932	377,248
TOTAL ASSETS		$454,618	$432,088

CURRENT LIABILITIES
Trade and other payables	21	$9,051	$3,579
Accrued expenses	21	39,051	19,995
Production prepayment	22	18,194	—
Derivative financial instruments	13	5,618	4,579
Provisions, current	23	1,158	2,726
Liabilities related to assets held for sale	14	1,064	941
TOTAL CURRENT LIABILITIES		74,136	31,820

NON-CURRENT LIABILITIES
Credit facilities, net of deferred financing fees	24	189,310	188,249
Restoration provision	25	7,567	7,072
Other provisions, non-current	23	2,158	3,299
Derivative financial instruments	13	3,728	3,215
Other non-current liabilities		368	610
TOTAL NON-CURRENT LIABILITIES		203,131	202,445
TOTAL LIABILITIES		$277,267	$234,265
NET ASSETS		$177,351	$197,823

EQUITY
Issued capital	27	372,764	373,585
Share-based payments reserve	28	16,250	14,174
Foreign currency translation reserve	28	(1,134)	(1,842)
Accumulated deficit		(210,529)	(188,094)
TOTAL EQUITY		$177,351	$197,823

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Foreign
		Share-Based	Currency
	Issued	Payments	Translation	Accumulated
	Capital	Reserve	Reserve	Deficit	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 31 December 2014	306,853	7,550	(832)	121,435	435,006
Profit attributable to owners of the Company	—	—	—	(263,835)	(263,835)
Other comprehensive loss for the year	—	—	(478)	—	(478)
Total comprehensive loss	—	—	(478)	(263,835)	(264,313)
Shares issued in connection with business combinations	1,576	—	—	—	1,576
Share based compensation value of services	—	4,100	—	—	4,100
Balance at 31 December 2015	308,429	11,650	(1,310)	(142,400)	176,369
Loss attributable to owners of the Company	—	—	—	(45,694)	(45,694)
Other comprehensive loss for the year	—	—	(532)	—	(532)
Total comprehensive loss	—	—	(532)	(45,694)	(46,226)
Shares issued in connection with private placement (Note 27)	67,499				67,499
Cost of capital, net of tax (Note 26)	(2,343)	—	—	—	(2,343)
Share based compensation value of services (Note 33)	—	2,524	—	—	2,524
Balance at 31 December 2016	$373,585	$14,174	$(1,842)	$(188,094)	$197,823
Loss attributable to owners of the Company	—	—	—	(22,435)	(22,435)
Other comprehensive gain for the year	—	—	708	—	708
Total comprehensive loss	—	—	708	(22,435)	(21,727)
Derecognition of deferred tax asset (Note 7)	(821)	—	—	—	(821)
Share based compensation value of services (Note 33)	—	2,076	—	—	2,076
Balance at 31 December 2017	372,764	16,250	(1,134)	(210,529)	177,351

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

		2017	2016	2015
For the year ended 31 December	Note	US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		112,534	64,749	99,423
Payments to suppliers and employees		(40,000)	(32,634)	(49,639)
Settlements of restoration provision		(132)	(110)	(71)
Interest received		—	—	107
Payments for (receipts from) commodity derivative settlements, net		(1,428)	10,630	11,736
Premium payments for commodity derivatives		—	—	(690)
Income taxes received, net		3,999	25	3,603
Other operating activities		(197)	—	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	32	74,776	42,660	64,469

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure		(101,043)	(64,130)	(144,316)
Payments for exploration expenditure		(8,351)	(2,852)	(20,339)
Payments for acquisition of oil and gas properties	2	—	(23,506)	(15,023)
Sale of non-current assets	3	15,348	7,141	41
Payments for acquisition related costs		—	—	(578)
Payments for property and equipment		(657)	(295)	(371)
Other investing activities		2,200	3,651	(185)
NET CASH USED IN INVESTING ACTIVITIES		(92,503)	(79,991)	(180,771)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares		—	67,499	—
Payments for costs of capital raisings		—	(3,330)	—
Borrowing costs paid, net of capitalized portion		(12,381)	(11,753)	(6,889)
Deferred financing fees capitalized		—	—	(4,708)
Payments for foreign currency derivatives		—	(390)	—
Proceeds from borrowings	22, 24	47,199	—	207,000
Repayments from borrowings	22, 24	(28,755)	(250)	(145,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		6,063	51,776	50,403

Net increase (decrease) in cash held		(11,664)	14,445	(65,899)

Cash and cash equivalents at beginning of year		17,463	3,468	69,217
Effect of exchange rates on cash		(38)	(450)	150
CASH AND CASH EQUIVALENTS AT END OF YEAR		5,761	17,463	3,468

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial report of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the year ended 31 December 2017 was authorised for issuance in accordance with a resolution of the Board of Directors on 29 March 2018. Refer to Note 36 for listing of the Company’s significant subsidiaries.

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

Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities as at December 31 2017 and 2016, and the results for the years then ended, of Sundance Energy Australia Limited (“SEAL”) and the entities it controls. A controlled entity is any entity over which SEAL is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. As at 31 December 2017 and 2016, all of its controlled entities were wholly-owned.

All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, are eliminated on consolidation.

a)           Income Tax

The income tax expense for the period comprises current income tax expense and deferred income tax expense.

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

b) Exploration and Evaluation Expenditure

Exploration and evaluation expenditures incurred are accumulated in respect of each identifiable area of interest. These costs are capitalised to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. Any such estimates and assumptions may change as new information becomes available. If, after the expenditure is capitalised, information becomes available suggesting that the recovery of the expenditure is unlikely, for example a dry hole, the relevant capitalised amount is written off in the consolidated statement of profit or loss and other comprehensive income in the period in which new information becomes available. The costs of assets constructed within the Group includes the leasehold cost, geological and geophysical costs, and an appropriate proportion of fixed and variable overheads directly attributable to the exploration and acquisition of undeveloped oil and gas properties.

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

The carrying amounts of the Group’s exploration and evaluation assets are reviewed at each reporting date to determine whether any impairment indicators exist. Impairment indicators could include i) tenure over the licence area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income. The estimate of the recoverable amount is made consistent with the methods described under Impairment in (d) below.

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

The depreciation rates used for each class of depreciable assets are:

Class of Non-Current	Asset Depreciation	Rate Basis of Depreciation
Property and Equipment	5 – 33%	Straight Line

The Group uses the units-of-production method to amortise costs carried forward in relation to its development and production assets. For this approach, the calculation is based upon economically recoverable reserves over the life of an asset or group of assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

d) Impairment

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

An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired assets. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion if no impairment loss had been recognized. The Company has not reversed an impairment loss during the years ended 31 December 2017, 2016 and 2015.

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

e)           Leases

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

f)           Financial Instruments

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

Derivative financial instruments, which do not qualify as “own-use”, are initially recognised at fair value and remeasured at each reporting period. The fair value of these derivative financial instruments is the estimated amount that the Group would receive or pay to terminate the contracts at the reporting date, taking into account current market prices and the current creditworthiness of the contract counterparties. The derivatives are valued on a mark to market valuation and the gain or loss on re-measurement to fair value is recognised through the statement of profit or loss and other comprehensive income.

The Company has designated one oil marketing contract that meets the definition of a derivative as own-use, which under IFRS is not accounted for as a derivative. As a result, the revenues associated with such contract are recognized during the period when volumes are physically delivered.

i)Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when they are acquired principally for the purpose of selling in the near-term. Realised and unrealised gains and losses arising from changes in fair value are included in profit or loss in the period in which they arise.

ii)Loans and receivables

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

Group Companies

The financial results and position of foreign subsidiaries whose functional currency is different from the Group’s presentation currency are translated as follows:

•assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•revenues and expenses are translated to USD using the exchange rate at the date of transaction; and

•retained profits and issued capital are translated at the exchange rates prevailing at the date of the transaction.

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

The group has a restricted share unit (“RSU”) plan to motivate management and employees to make decisions benefiting long-term value creation, retain management and employees and reward the achievement of the Group’s long-term goals.  The target RSUs are generally based on goals established by the Remuneration and Nominations Committee and approved by the Board. The fair value of time-based RSUs is determined based on the price of the Company’s ordinary shares on the date of grant and the expense is recognized over the vesting period. Certain of its RSUs vest based on the achievement of metrics related to the Company’s 3‑year absolute shareholder return or total shareholder return as compared to its peer group, as defined. The Company uses a Monte Carlo simulation model to determine the fair value of such RSUs and the expense is recognized over the vesting period. The Monte Carlo model is based on random projections of stock price paths and must be repeated numerous times to achieve a probabilistic assessment. The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award. The risk-free rate used in the model is based on Australian Treasury bond relevant to the term of the RSU award.

Deferred Cash Compensation

In 2016 and 2017, the Group granted deferred cash compensation awards to certain employees, which may be earned through appreciation in the volume weighted average price of the Company’s ordinary shares over periods of one to three years.  The awards may ultimately be settled in cash or fully vested RSUs at the discretion of the Board.  The Group recognizes general and administrative expense for the deferred cash compensation to the extent to which the employees have rendered services, with a corresponding liability included within other noncurrent liabilities on the consolidated statement of financial position. The fair value of the deferred cash awards are estimated initially and at the end of each reporting period until settled, using a Monte Carlo model that takes into consideration the terms and conditions of the award. The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award. The risk-free rate used in the model is based on U.S. Treasury bond relevant to the term of the award.

i)           Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. As of 31 December 2017, the Company had recognized a provisions related to a third-party refracturing agreement ($3.3 million).

j)           Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less.

k)           Revenue

Revenue from the sale of oil and natural gas is recognised upon the delivery of product to the purchaser and title transfers to the purchaser. The Company uses the sales method of accounting for natural gas imbalances in those circumstances where it has under-produced or over-produced its ownership percentage in a property. Under this method, a receivable or payable is recognized only to the extent an imbalance cannot be recouped from the reserves in the underlying properties. The Company had not recognized an imbalance on the consolidated statement of financial position as at 31 December 2017 and 2016.

All revenue is stated net of royalties and transportation costs.

l)            Borrowing Costs

Borrowing costs, including interest, directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis. The Company capitalised eligible borrowing costs of $1.4 million and $1.1 million for the years ended 31 December 2017 and 2016, respectively. All other borrowing costs are recognised in the consolidated statement of profit or loss and other comprehensive income in the period in which they are incurred.

m)           Goods and Services Tax

Expenses and assets are recognised net of the amount of Goods and Service Tax (“GST”), except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

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

o)            Assets Held for Sale

The Company classifies property as held for sale when management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is highly probable within the next twelve months, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on the Company’s consolidated statement of financial position and amortisation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value, less the costs to sell the assets. The Company recognizes an impairment loss if the current net book value of the property exceeds its fair value, less selling costs. As at 31 December 2017, based upon the Company’s intent and anticipated ability to sell an interest in these properties, the Company had classified its Dimmit County, Texas properties as held for sale. As at 31 December 2016 the Company had its Mississippian/Woodward properties classified as held for sale.

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

Impairment of Non-Financial Assets

The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an indicator of impairment exists, the recoverable amount of the cash-generating unit to which the assets belong is then estimated based on the present value of future discounted cash flows. For development and production assets, the expected future cash flow estimation is based on a number of factors, variables and assumptions, the most important of which are estimates of reserves, future production profiles, commodity prices and costs. In most cases, the present value of future cash flows is most sensitive to estimates of future oil price and discount rates. A change in the modeled assumptions in isolation could materially change the recoverable amount. However, due to the interrelated nature of the assumptions, movements in any one variable can have an indirect impact on others and individual variables rarely change in isolation. Additionally, management can be expected to respond to some movements, to mitigate downsides and take advantage of upsides, as circumstances allow. Consequently, it is impracticable to estimate the indirect impact that a change in one assumption has on other variables and therefore, on the extent of impairments under different sets of assumptions in subsequent reporting periods. In the event that future circumstances vary from these assumptions, the recoverable amount of the Group’s development and production assets could change materially and result in impairment losses or the reversal of previous impairment losses.

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

Share-based Compensation

The Group’s policy for share-based compensation is discussed in Note 1 (h). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances. Certain of the Company’s restricted share units vest based on the Company’s ordinary share price appreciation over a 3- year period in absolute terms or as compared to a defined peer group. Share-based compensation related to these awards use estimates for the expected volatility of the Company’s ordinary share price and of its peer’s ordinary share price (total shareholder return shares). The Company’s deferred cash awards also vest upon the Company’s ordinary share price appreciation through 2017, 2018 and 2019. The Company must also estimate expected volatility of the Company’s ordinary share price when valuing these awards.

q)           Rounding of Amounts

In accordance with the Australian Securities and Investment Commission (“ASIC”) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, amounts in the financial statements have been rounded to the nearest thousand, unless otherwise indicated.

r)           Earnings (Loss) Per Share

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

AASB 9/IFRS 9 — Financial Instruments, and the relevant amending standards

AASB 9/IFRS 9, approved in December 2015, introduces new requirements for the classification, measurement, and derecognition of financial instruments, including new general hedge accounting requirements. The effective date of this standard is for fiscal years beginning on or after 1 January 2018, with early adoption permitted. The Company adopted the standard on 1 January 2018 and it is not expected to have a material impact on the Group’s consolidated financial statements.

AASB 15/IFRS 15 — Revenue from Contracts with Customers

In May 2014, AASB 15/IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Specifically, the standard introduces a 5‑step approach to revenue recognition:

1.Identify the contract(s) with a customer

2.Identify the performance obligations in the contracts.

3.Determine the transaction price.

4.Allocate the transaction price to the performance obligations in the contract.

5.Recognise revenue when (or as) the entity satisfies a performance obligation.

Under AASB 15/IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. The standard is required to be adopted using either the full retrospective approach, with all the prior periods presented adjusted, or the modified retrospective approach, with a cumulative adjustment to retained earnings on the opening balance sheet. The new revenue recognition standard is effective for the Company on 1 January 2018, and was adopted on that date using the modified retrospective method.  The Company has completed the assessment of its contracts with customers and is in the process of implementing the changes to its financial statements, accounting policies and internal controls as a result of the adoption of this standard.

Based upon the analysis performed to date on its contracts with customers, the Company does not expect the adoption of IFRS 15 to have a material effect on net income, cash flows, or the timing of revenue recognition.  In addition, the Company is continuing to assess the additional disclosures that will be required upon implementation of the standard.

AASB 16/IFRS 16 — Leases

In January 2016, AASB 16/IFRS 16 was issued which provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements for both lessees and lessors. AASB 16/IFRS 16 changes the current accounting for leases to eliminate the operating/finance lease designation and require entities to recognize most leases on the statement of financial position, initially recorded at the fair value of unavoidable lease payments. The entity will then recognize depreciation of the lease assets and interest on the statement of profit or loss.

The effective date of this standard is for fiscal years beginning on or after 1 January 2019. As of 31 December 2017, the Company had approximately $2.4 million of contractual obligations related to its non-cancelable leases, and it will evaluate those contracts as well as other existing arrangements to determine if they qualify for lease accounting under AASB 16/IFRS 16. The Company plans to adopt the standard effective 1 January 2019.

NOTE 2 — BUSINESS COMBINATIONS

Acquisitions in 2017

The Company did not complete any business combinations in 2017.

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

If both Eagle Ford acquisitions had been completed as of 1 January 2016, the Company’s pro forma revenue and loss before income taxes for the year ended 31 December 2016 would have been increased and reduced by $5.3 million and $1.2 million to $72.0 million and $(42.8) million, respectively. This pro forma financial information does not purport to represent what the actual results of operations would have been had the transactions been completed as of the date assumed, nor is this information necessarily indicative of future consolidated results of operations.

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

NOTE 3 — DISPOSALS OF NON CURRENT ASSETS

Disposals in 2017

In May 2017, the Company completed the sale of its interest in its Oklahoma oil and gas properties and certain other related assets and liabilities for a cash purchase price of $18.5 million, before closing adjustments. The sale was effective 1 August 2016 and resulted in a pre‐tax loss of $1.3 million. As part of the sale, the purchaser also assumed the Company’s restoration obligations associated with the properties of $0.9 million.  The Oklahoma properties generated revenue, net of production taxes and operating expenses, of $1.4 million in 2017 prior to completion of the sale.

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

Disposals in 2015

There were no material disposals of non current assets during the year ended 31 December 2015.

NOTE 4 — REVENUE

	2017	2016	2015
Year ended 31 December	US$’000	US$’000	US$’000
Oil revenue	89,136	57,296	82,949
Natural gas revenue	8,743	4,937	4,720
Natural gas liquid ("NGL") revenue	6,520	4,376	4,522
Total revenue	104,399	66,609	92,191

NOTE 5 — LEASE OPERATING EXPENSES

	2017	2016	2015
Year ended 31 December	US$’000	US$’000	US$’000
Lease operating expense	(17,127)	(11,259)	(16,667)
Workover expense	(5,289)	(1,678)	(1,788)
Total lease operating expense	(22,416)	(12,937)	(18,455)

NOTE 6 — GENERAL AND ADMINISTRATIVE EXPENSES

	2017	2016	2015
Year ended 31 December	US$’000	US$’000	US$’000
Employee benefits expense, including salaries and wages, net of capitalised overhead	(4,088)	(3,260)	(4,849)
Share-based payments expense (1)	(1,868)	(2,748)	(4,100)
Legal and other professional fees	(6,330)	(2,085)	(3,347)
Corporate fees	(1,937)	(1,762)	(1,986)
Rent	(632)	(669)	(993)
Regulatory expenses	(314)	(279)	(203)
Transaction related costs	(2,118)	(323)	(540)
Other expenses	(1,058)	(984)	(1,158)
Total general and administrative expenses	(18,345)	(12,110)	(17,176)

(1)	Share based payment expense includes expense associated with restricted share units and deferred cash awards. See Note 33.

The Company capitalised overhead costs, including salaries, wages benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties of $2.7 million, $2.1 million and $3.0 million for the years ended 31 December 2017, 2016 and 2015 respectively.

NOTE 7 — INCOME TAX EXPENSE

The Company assesses unrecognized deferred tax assets at the end of each reporting period.  During the year ended 31 December 2017, it became probable that the Company would not have sufficient future taxable profit in the Australian jurisdiction to continue to recognize its deferred tax assets.  Consequently, the Company has derecognized these assets during the period.  The net impact of derecognizing these items resulted in income tax expense of $7.1 million with income tax expense of $0.2 million charged directly to equity.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cut and Jobs Act of 2017 (“TCJA”).  The passage of this legislation resulted in the change in the U.S. statutory rate from 35% to 21% beginning in January of 2018, the elimination of the corporate alternative minimum tax (“AMT”), the acceleration of depreciation for US tax purposes, limitations on deductibility of interest expense, the elimination of net operating loss carrybacks, and limitations on the use of future losses.  In accordance with IAS 12 - Income Taxes, the impact of a change in tax law is recorded in the period of enactment or substantial enactment.  Consequently, the Company has recorded a decrease to its deferred tax assets of $18.8 million with a corresponding net adjustment to its unrecognized tax assets for the year ended December 31, 2017. In addition to the elimination of the AMT, the TCJA allows for the refund of existing AMT credits beginning in tax years 2018 and continuing through tax year 2021.  Consequently, the Company has reclassified its AMT credit of $4.7 million from an unrecognized tax asset to income tax receivable- noncurrent on the consolidated balance sheet, which will be claimed 50% on the Company’s tax filing for 2018, 25% on the filing for 2019, 12.5% on the filing for 2020, and 12.5% on the filing for 2021.  This results in a current tax benefit of $4.7 million.

The Company believes the effects of the change in tax law incorporated herein are substantially complete, but may be adjusted in future periods if additional information is obtained or further clarification or guidance is issued by regulatory authorities regarding this application of the law.  As a result of other changes introduced by the TCJA, starting with compensation paid in 2018, Section 162(m) will limit us from deducting compensation, including performance-based compensation, in excess of $1 million paid to anyone who, starting in 2018, serves as the Chief Executive Officer or Chief Financial Officer, or who is among the three most highly compensated executive officers for any fiscal year.  The only exception to this rule is for compensation that is paid pursuant to a binding contract in effect on November 2, 2017 that would have otherwise been deductible under the prior Section 162(m) rules.  Accordingly, any compensation paid in the future pursuant to new compensation arrangements entered into after November 2, 2017, even if performance-based, will count towards the $1 million fiscal year deduction limit if paid to a covered executive. Additional information that may affect our income tax accounts and disclosures would include further clarification and guidance on how the Internal Revenue Service will implement tax reform, including guidance with respect to 100% bonus depreciation on self-constructed assets, further clarification and guidance on how state taxing authorities will implement tax reform and the related effect on our state income tax returns, completion of our 2017 tax return filings, and the potential for additional guidance from the IASB related to tax reform.

The following is a summary of 2017, 2016 and 2015 income tax expense (benefit):

	2017	2016	2015
Year ended 31 December	US$’000	US$’00	US$’000
a) The components of income tax expense comprise:
Current tax expense (benefit)	(4,688)	1,563	(6,191)
Deferred tax expense	2,815	142	(100,947)
Total income tax expense (benefit)	(1,873)	1,705	(107,138)

b) The prima facie tax on loss from ordinary activities before income tax is reconciled to the income tax as follows:

Loss before income tax	(24,308)	(43,989)	(370,973)

Prima facie tax expense at the Group’s statutory income tax rate of 30%	(7,293)	(13,197)	(111,292)

Increase (decrease) in tax expense resulting from:

- Change in US Federal tax rate	18,821	—
- Difference of tax rate in US controlled entities	(53)	(2,161)	(20,447)
- Impact of direct accounting from US controlled entities (1)	(8)	(98)	(3,165)
- Share-based compensation	781	539	747
- Other allowable items	(83)	314	77
- Refundable AMT Credits	(4,688)	—	—
- Change in apportioned state tax rates in US controlled entities	—	—	(84)
- Change in unrecognized tax assets	9,471	16,308	27,026
- Change in unrecognized tax assets due to Tax Reform	(18,821)	—	—
Total income tax expense (benefit)	(1,873)	1,705	(107,138)

c) Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	36,672	46,022	29,714

d) Deferred tax charged directly to equity:
- Equity raising costs	821	(986)	—
- Currency translation adjustment	(952)	73	(362)

(1) The Oklahoma US state tax jurisdiction computes income taxes on a direct accounting basis.

Subsequent to 31 December 2017, the Company consolidated its two U.S. tax entities and will report as a single taxpayer in the U.S.

NOTE 8 — OTHER INCOME (EXPENSE), NET

	2017	2016	2015
Year ended 31 December	US$’000	US$’000	US$’000
Litigation settlements, net (1)	(748)	1,200	—
Insurance proceeds (2)	—	2,375	—
Escrow settlement from prior period property disposition (3)	1,000	—	—
Restructuring expenses (4)	(56)	(856)	—
Loss on foreign currency derivative	—	(390)	—
Write-off of unrecoverable cash call	—	—	(1,621)
Write-down of inventory to lower of cost or market	—	—	(319)
Other	261	(320)	(300)
Total other income, net	457	2,009	(2,240)

(1)

Litigation settlements, net recorded during the year ended 31 December 2017 includes the net impact of multiple favorable and unfavorable legal settlements, including an accrual for $1.0 million related to the Company’s 2013 sale of its non-operated North Dakota properties.  In August 2015, the Buyer filed a lawsuit against the Company seeking payment for costs not included by the Buyer in the final post-closing settlement.  In August 2017, a jury ruled in favor of the Buyer.  The Company is currently appealing the decision, but has established a liability for such damages.

During 2016, the Company was awarded a cash settlement of $1.2 million from litigation against a third party contractor for damages to a well that occurred in 2014. As part of the litigation settlement, the Company was also awarded $0.6 million for reimbursement of legal costs incurred (recorded to general and administrative expenses on the consolidated statement of profit or loss).

(2)	During 2016, the Company received insurance proceeds of $2.4 million related to a well control incident in 2014.
(3)

During 2017, the Company received a cash payout of $1.0 million from an escrow holding drilling commitment related funds related to properties sold by the Company in 2014. There had previously been uncertainty as to whether the drilling commitments would be met and to whom the funds would be paid to, and was therefore unrecognized in 2014.

(4)

In January 2016, the Company restructured its corporate organization and reduced its headcount by approximately 30% in order to reduce its cash operating costs in response to the lower oil price environment. Restructuring costs for the year ended 31 December 2016 included $0.4 million in employee severance costs and $0.5 million in office lease-related costs for certain office space that is expected to be no longer used as a result of office space consolidation. The office-lease-related costs represent the Company’s future obligations under the operating leases, net of anticipated sublease income. See also Note 23.

NOTE 9 — KEY MANAGEMENT PERSONNEL COMPENSATION

a)Directors and Key Management Personnel Compensation

The total remuneration paid to Directors and Key Management Personnel (“KMP”) of the Group during the year is as follows:

	2017	2016	2015
Year ended 31 December	US$’000	US$’000	US$’000
Short term wages and benefits	1,444	1,298	1,467
Share-based payments (equity or cash settled) (1)	1,429	2,025	2,271
Post-employment benefit	53	49	52
	2,926	3,372	3,790

(1)

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

b)           Restricted Share Units  Granted as Compensation

RSUs awarded as compensation were 7,835,513  ($0.5 million fair value), 9,906,997  ($1.2 million fair value) and 7,426,596  ($3.8 million fair value) during the years ended 31 December 2017, 2016 and 2015, respectively, to KMP. The vesting provisions of the RSUs in effect during 2017 and 2016 vary and may vest immediately, based upon the passage of time or based on achievement of metrics related to the Company’s 3‑year absolute total shareholder (“ATSR”) or total shareholder return (“TSR”) as compared to its peer group. The details of the plan and TSR RSUs are described in more detail in Part I, Item 6.

c)           Deferred Cash Awards as Compensation

Deferred cash awards vest based on the appreciation of the Company’s ordinary share volume weighted average price measured over a one to three year period.  The liability and expense associated with such awards is measured at the end of each reporting period.  Deferred cash awarded as compensation to KMP was $1,138,503  and $1,264,998 during the years ended 31 December 2017 and 2016, of which $379,501 and $632,499 was forfeited as the performance metrics associated with these awards were not achieved as at 31 December 2017.  The deferred cash award is described in more detail in Part I, Item 6.

NOTE 10 — AUDITORS’ REMUNERATION

	2017	2016	2015
Year ended 31 December	US$’000	US$’000	US$’000
Amounts paid or payable to the auditor for:
Auditing or review of the financial report (1)	485	461	463
Professional services related to filing of various Forms with the US Securities and Exchange Commission	—	—	13
Taxation services provided by the practice of auditor	—	—	61
Total remuneration of the auditor	485	461	537

(1)

The 2016 amount includes $0.4 million paid to the Company’s former auditor, Ernst & Young, who provided audit services for the year ended 31 December 2015.  The Company paid $0.1 million in 2016 to Deloitte Touche Tohmatsu Limited as its auditor for the year ended 31 December 2016.

NOTE 11 — EARNINGS (LOSS) PER SHARE (EPS)

	2017	2016	2015
Year ended 31 December	US$’000	US$’000	US$’000
Loss for periods used to calculate basic and diluted EPS	(22,435)	(45,694)	(263,835)

	Number	Number	Number
	of shares	of shares	of shares
a) -Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS(1)	1,251,338,659	870,582,898	552,847,289
b) -Incremental shares related to options and restricted share units(2)	—	—	—
c) -Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	1,251,338,659	870,582,898	552,847,289

(1)

Calculation excludes approximately 1.5 million ordinary shares held in escrow as at 31 December 2017, 2016 and 2015. The shares were issued as part of the NSE acquisition in 2015 and are expected to be returned to the Company in satisfaction of certain working capital adjustments.

(2)

Incremental shares related to restricted share units were excluded from 31 December 2017, 2016 and 2015 weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

Subsequent to 31 December 2017, the Company issued 5,614,447,268 additional ordinary shares in connection with its $260 million equity-raise, described in Note 37.

NOTE 12 — TRADE AND OTHER RECEIVABLES

	2017	2016
Year ended 31 December	US$’000	US$’000
Oil, natural gas and NGL sales	2,604	8,201
Joint interest billing receivables	930	1,545
Commodity hedge contract receivables	—	37
Other	432	3
Total trade and other receivables	3,966	9,786

Due to the short-term nature of trade and other receivables, their carrying amounts are assumed to approximate fair value. No material receivables were outside of normal trading terms as at 31 December 2017 and 2016.

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS

	2017	2016
Year ended 31 December	US$’000	US$’000
FINANCIAL ASSETS:
Current
Derivative financial instruments — commodity contracts	383	—
Non-current
Derivative financial instruments — commodity contracts	223	279
Total financial assets	606	279

FINANCIAL LIABILITIES:
Current
Derivative financial instruments — commodity contracts	5,618	4,579
Non-current
Derivative financial instruments — commodity contracts	3,728	3,215
Total financial liabilities	9,346	7,794

NOTE 14 — ASSETS HELD FOR SALE

The consolidated statement of financial position includes assets and liabilities held for sale, comprised of the following:

	2017	2016
Year ended 31 December	US$’000	US$’000

Eagle Ford - Dimmit County oil and gas assets	61,064	—
Mississippian/Woodford oil and gas assets	—	18,309
Total assets held for sale	61,064	18,309

Restoration provision associated with held for sale developed assets	1,064	941
Total liabilities related to assets held for sale	1,064	941

In June 2017, the Company committed to a plan to sell its assets located in Dimmit County, Texas.  The assets to be sold include developed and production assets and exploration and evaluation expenditures.  Sale of the Dimmit assets will provide additional capital for further development of the Company’s core McMullen and Atascosa County assets.  The Company wrote-down the value of the Dimmit held for sale asset group as at 31 December 2017.  See Note 19 for additional information.

The Company’s Mississippian/Woodford assets were classified as held for sale as at 31 December 2016.  The Company completed the sale of these assets in May 2017.  Upon the completion of the sale of the Mississippian/Woodford assets, the Company’s lender reaffirmed the Company’s borrowing base.  See Note 3 for additional information.

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

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 31 December 2017
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	—	606	—	606
Liabilities measured at fair value
Derivative commodity contracts	—	(9,346)	—	(9,346)
Net fair value	—	(8,740)	—	(8,740)

Consolidated 31 December 2016
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	—	279	—	279
Liabilities measured at fair value
Derivative commodity contracts	—	(7,794)	—	(7,794)
Net fair value	—	(7,515)	—	(7,515)

During the years ended 31 December 2017 and 2016, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfer into or out of  Level 3 fair value measurements.

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

b)           Credit Facilities

As at 31 December 2017, the Company had $125 million and $67 million of principal debt outstanding on its term loan and revolving facility, respectively. The estimated fair value of the Term Loan was approximately $119 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the term loan was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period. The Company’s revolving facility has a recorded value that approximates its fair value as its variable interest rate is tied to current market rates and the applicable margins of 2%‑3% approximate market rates.

c)           Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable, accrued liabilities and the production prepayment approximate fair value due to their short-term nature.

NOTE 16 — OTHER CURRENT ASSETS

	2017	2016
Year ended 31 December	US$’000	US$’000
Oil inventory on hand, lesser of cost or net realizable value	908	517
Equipment inventory, lesser of cost or net realizable value	1,479	1,721
Prepaid expenses	915	1,205
Other	170	635
Total other current assets	3,472	4,078

NOTE 17 — DEVELOPMENT AND PRODUCTION ASSETS

	2017	2016
Year ended 31 December	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Development and production assets, at cost:
Producing assets	778,735	838,792
Wells-in-progress	954	4,997
Undeveloped assets	31,580	30,119
-Development and production assets, at cost:	811,269	873,908
Accumulated depletion	(277,098)	(258,613)
Accumulated impairment	(136,643)	(258,277)
Total development and production expenditure	397,528	357,018
Less amount classified as asset held for sale (1)	(58,732)	(18,309)
Total Development and Production Expenditure, net of assets held for sale	338,796	338,709

a) Movements in carrying amounts:
Development expenditure
Balance at the beginning of the period	338,709	250,922
Amounts capitalised during the period	115,120	57,893
Fair value of assets acquired	—	23,873
Revision to restoration provision	1,550	3,238
Depletion expense	(57,851)	(47,490)
Impairment expense	—	(3,409)
Development and production assets sold during the period	—	(5,030)
Reclassifications from assets held for sale (2)	—	77,021
Reclassifications to assets held for sale (1)	(58,732)	(18,309)
Balance at end of period	338,796	338,709

(1)  In 2017, the Company committed to a plan to sell its interests in Dimmit County, Texas.  Balance reflects amount transferred to assets held for sale before impairment (see Note 19).

(2)In 2016, the Company abandoned a plan to sell 25% of its Eagle Ford assets due to a change in its corporate strategy as a result of a capital raise.

Borrowing costs relating to drilling of development wells that have been capitalized as part of oil and gas properties during the years ended 31 December 2017 and 2016 were $1.4 million and $1.1 million, respectively. The interest amounts capitalized as a percent of the total interest incurred for years ended 31 December 2017 and 2016 were 10.2% and 6.7%, respectively.

NOTE 18 — EXPLORATION AND EVALUATION EXPENDITURE

	2017	2016
Year ended 31 December	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Exploration and evaluation phase, at cost	185,819	176,550
Provision for impairment	(143,093)	(142,184)
Total exploration and evaluation expenditures	42,726	34,366
Less amount classified as asset held for sale (1)	(7,747)	—
Total Exploration and Evaluation Expenditure, net of assets held for sale	34,979	34,366
a) Movements in carrying amounts:
Exploration and evaluation
Balance at the beginning of the period	34,366	26,323
Amounts capitalised during the period	8,528	4,429
Exploration costs expensed	—	(30)
Exploration tenements sold during the period	—	(2,096)
Impairment expense	(168)	(7,871)
Reclassifications from assets held for sale (2)	—	13,611
Reclassifications to assets held for sale (1)	(7,747)	—
Balance at end of period	34,979	34,366

(1)In 2017, the Company committed to a plan to sell its interests in Dimmit County, Texas.  Balance reflects amount transferred to assets held for sale before impairment (see Note 19).

(2)In 2016, the Company abandoned a plan to sell 25% of its Eagle Ford assets due to a change in its corporate strategy as a result of a capital raise.

The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTE 19 — IMPAIRMENT OF ASSETS

Year-End 2017

Non-current oil and gas assets

At 31 December 2017, the Group reassessed its non-current Eagle Ford assets for indicators of impairment or whether there was any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy. As at 31 December 2017, the Company’s market capitalisation was lower than the net book value of the Company’s net assets, which is deemed to be an indicator of impairment as described by IAS 36. As a result, the Company believes that under the prescribed accounting guidance there was indication that an impairment may exist related to its development and production assets and performed an impairment analysis.  There was no indication of impairment or reversal of impairment related to its evaluation and expenditure assets.

The Company estimated the VIU of the development and production assets using the income approach (Level 3 on fair value hierarchy) based on the estimated discounted future cash flows from the assets.  The model took into account management’s best estimate for pricing and discount rates, as described below.  In addition, the Company considered comparable market transactions to corroborate the estimated fair values.

Future commodity price assumptions are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves.  Future prices ($/bbl) used for the 31 December 2017 VIU calculation were as follows:

					2023 and
2018	2019	2020	2021	2022	thereafter
$60.00	$62.50	$65.00	$67.50	$70.00	$75.00

The pre-tax discount rates that have been applied to the development and production assets were 9.0% and 20.0% for proved developed producing and proved undeveloped properties, respectively.

Management’s estimate of the recoverable amount using the VIU model as at 31 December 2017 exceeded the carrying cost of development and production and therefore no impairment was required.

Dimmit County Assets Held For Sale

In accordance with IFRS 5, assets held for sale are to be measured at the lower of FVLCS or the carrying value of the assets. To estimate FVLCS of the Dimmit County held for sale group at 31 December 2017, the Group utilized the income approach (Level 3 on fair value hierarchy) based on the estimated discounted future cash flows from the producing property and related exploration and evaluation assets.  The model took into account management’s best estimate for pricing (described above) and discount rates, as described below.  The Company is marketing the assets using internal personnel and therefore the cost of disposal is not expected to be material.

The post-tax discount rates that have been applied to the Dimmit County held for sale asset group were 9.0% and 20.0% for proved developed producing and proved undeveloped properties, respectively. Management’s estimate of post-tax discount rates may be adjusted in the future based on the impact of TCJA, however it is too early for the Company to assess the impact on market participant behavior and assumptions because the enactment occurred near year-end and there have been limited comparable transactions subsequent to enactment.  Based on recent comparable market transactions, the Company assigned no value to probable and possible reserves, consistent with the approach management believes a market participant would utilize.

In addition, the Company corroborated the results of its discounted cash flow model with a market approach valuation which took into account market multiples derived from comparable market transactions of similar assets.

The Company’s estimated that the FVLCS as at 31 December 2017 was $61 million, which resulted in impairment expense of $5.4 million.

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

Mississippian/Woodward assets

The Company actively marketed its Mississippian/Woodward assets in the second half of 2016. Based on the value of third-party bids and the execution of a purchase of sale agreement subsequent to 31 December 2016, the

Company determined that there was an indication of impairment of both its exploration and evaluation assets and development and production assets. The Company recorded an impairment expense of $4.6 million, which was equal to the difference between the carrying value and the estimated sale proceeds, less selling costs.  The Company recognized an additional loss on the sale of $1.3 million in 2017.

Cooper Basin

The Company has not received operational information indicating that the recovery of the Company’s carrying costs in the Cooper Basin is likely. As such, the Company wrote the asset down to nil and recorded an impairment expense of $6.7 million during the year ended 31 December 2016.  The Company continued to incur and impair capital costs related to the Cooper Basin in 2017, totaling $0.2 million.

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

			2019 and
2016	2017	2018	thereafter
$40.00	$50.00	$60.00	$70.00

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

Recoverable amounts and resulting impairment expense recognized in conjunction with the Company’s impairment analysis as at 31 December 2017, 2017 and 2015 are presented in the table below.

		Recoverable
31 December 2017	Carrying costs	amount	Impairment (1)
Cash-generating unit	US$’000	US$’000	US$’000

Assets held for sale - Dimmit County	66,479	61,064	5,415

31 December 2016
Cash-generating unit (2)
Exploration and evaluation expenditures:
Mississippian/Woodford	1,183	—	1,183
Cooper Basin	6,688	—	6,688
Total exploration and evaluation	7,871	—	7,871
Development and production assets:
Mississippian/Woodford	21,693	18,309	3,384
Total development and production assets	21,693	18,309	3,384

31 December 2015
Cash-generating unit
Exploration and evaluation expenditures:
Eagle Ford	151,171	33,511	(117,660)
Mississippian/Woodford	5,164	1,190	(3,974)
Cooper Basin	7,436	5,234	(2,202)
Total exploration and evaluation	163,771	39,935	(123,836)
Development and production assets:
Eagle Ford	431,796	308,083	(123,713)
Mississippian/Woodford	77,940	19,859	(58,081)
Total development and production assets	509,736	327,942	(181,794)

(1)	Total impairment expense for the year ended 31 December 2017 also included $0.2 million related to additional costs incurred at the Cooper Basin, which was fully impaired in 2016.
(2)

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

Any further adverse changes in any of the key assumptions may result in future impairments.

NOTE 20 — PROPERTY AND EQUIPMENT

	2017	2016
Year ended 31 December	US$’000	US$’000
Property and equipment, at cost	3,628	3,146
Accumulated depreciation	(2,382)	(1,935)
Total Property and Equipment	1,246	1,211

a) Movements in carrying amounts:
Balance at the beginning of the period	1,211	1,382
Amounts capitalized during the period	659	355
Amounts disposed of during the period	(122)	(151)
Depreciation expense	(502)	(375)
Balance at end of period	1,246	1,211

NOTE 21 — TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

	2017	2016
Year ended 31 December	US$’000	US$’000
Oil and natural gas property and operating related	40,001	18,588
Administrative expenses, including salaries and wages	4,494	2,225
Accrued interest payable	3,057	2,761
Commodity derivative contract payables	550	—
Total trade, other payables and accrued expenses	48,102	23,574

NOTE 22 — PRODUCTION PREPAYMENT

On 31 July 2017, the Company entered into an agreement with Vitol Inc. (“Vitol”), the Company’s oil purchaser, to provide a revenue advance to the Company of $30 million to be repaid through delivery of the Company’s oil production through full repayment of the $30 million.  The advance bears interest at rate of 10% per annum.

The Company began repaying the advance in October 2017 at a rate of $20 per gross barrel produced by Sundance operated wells through 31 December 2017.  The rate of repayment increased to $25 per gross barrel beginning 1 January 2018 through full repayment.  Under the agreement, the Company’s oil production continues to be sold at the prevailing contract rates, with the Company retaining any differential between market and the aforementioned per barrel repayment amount.  If the Company has not fully repaid the liability by 31 March 2018, the repayment rate will increase to $40 per gross barrel produced.  The Company expects the repay the liability in full in April 2018 upon completion of the acquisition, equity raise and debt refinancing, described in more detail in Note 39.  This agreement provided near-term liquidity to the Company to complete its 2017 development plan.  As at 31 December 2017, the balance outstanding under the agreement was $18.2 million.

NOTE 23 — OTHER PROVISIONS

	2017	2016
Year ended 31 December	US$’000	US$’000
Balance at the beginning of the period (1)	6,025	—
New provisions	—	6,025
Changes in estimates	(747)	—
Settlements	(1,932)	—
Unwinding of discount	73	—
Reclassification from provisions to accrued liabilities	(103)	—
Balance at end of period (1)	3,316	6,025

(1)As at 31 December 2017 and 2016, $1.2 million and $2.8 were classified as current, respectively.

During 2016, the Company entered into an agreement with Schlumberger Limited (“Schlumberger”) to re‐fracture five Eagle Ford wells. Under the terms of the agreement, Schlumberger will be paid for the services, plus a premium (if applicable), from the incremental production generated by the re‐fractured wells above the forecasted base production prior to the re‐fracture work. The term of the agreement is five years, expiring in 2021. The estimate of the payout amount requires judgements regarding future production, pricing, operating costs and discount rates.

Also during 2016, the Company recognized a provision related to certain office space that was to no longer be used as a result of office space consolidation.  The office‐lease‐related costs represented the Company's estimate of future obligations under the operating leases, net of anticipated sublease income.  The Company entered into an agreement to sublease the office space in 2017 and at 31 December 2017, the liability was no longer considered a provision. The remaining liability was reclassified into accrued expenses on the consolidated statement of financial position.

NOTE 24 — CREDIT FACILITIES

	2017	2016
	US$'000	US$'000
Revolving Facility	67,000	66,750
Term Loan	125,000	125,000
Total Credit Facilities	192,000	191,750
Deferred financing fees, net of accumulated amortisation	(2,690)	(3,501)
Total credit facilities, net of deferred financing fees	189,310	188,249

On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into a Credit Agreement (the “Credit Agreement”) with Morgan Stanley Energy Capital, Inc., as administrative agent (“Agent”) and the lenders from time to time party thereto, which provides for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and a term loan of $125 million (the “Term Loan”). The Credit Agreement is secured by certain of the Company’s oil and gas properties.  The Revolving Facility is subject to a borrowing base, which is redetermined at least semi-annually. The borrowing base was reaffirmed at $67 million in the fourth quarter of 2017. The Revolving Facility has a five year term (matures in May 2020) and the Term Loan has a 5 ½ year term (matures in November 2020). If upon any downward adjustment of the borrowing base, the outstanding borrowings are in excess of the revised borrowing base, the Company may have to repay its indebtedness in excess of the borrowing base immediately, or in five monthly installments.

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

As at 31 December 2017, the Company was in compliance with all restrictive financial and other covenants under the Credit Agreement.

The Company refinanced its Credit Facilities in April 2018 upon completion of its acquisition and equity raise described in more detail in Note 39.

NOTE 25 — RESTORATION PROVISION

The restoration provision represents the Company’s best estimate of the present value of restoration costs relating to its oil and natural gas interests, which are expected to be incurred through 2047. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. The estimate of future removal costs requires management to make significant judgments regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual restoration costs will reflect market conditions at the relevant time. Furthermore, the timing of restoration is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend on future oil and natural gas prices, which are inherently uncertain.

	2017	2016
Year ended 31 December	US$’000	US$’000
Balance at the beginning of the period	7,072	3,088
New provisions	938	305
Changes in estimates	663	2,956
Disposals and settlements	(256)	(114)
New provisions assumed from acquisition	—	894
Unwinding of discount	214	140
Reclassification from liabilities related to assets held for sale	—	744
Reclassification to liabilities related to assets held for sale	(1,064)	(941)
Balance at end of period	7,567	7,072

NOTE 26 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:

	2017	2016
Year ended 31 December	US$’000	US$’000
Net deferred tax assets:
Share issuance costs	—	1,534
Net operating loss carried forward	—	2,636
Accrued interest	—	(2,756)
Derivatives	1,884	—
Development and production expenditure	—	1,269
Other	111
Total net deferred tax assets	1,995	2,683

Deferred tax liabilities:
Development and production expenditure	(25,971)	(10,654)
Offset by deferred tax assets with legally enforceable right of set-off:
Net operating loss carried forward	23,976	7,218
Accrued interest	—	3,436
Total net deferred tax liabilities	(1,995)	—

NOTE 27 — ISSUED CAPITAL

Total ordinary shares issued and outstanding at each period end are fully paid. All shares issued are authorized. Shares have no par value.

Number of Shares
a) Ordinary Shares
Total shares issued and outstanding at 31 December 2015	559,103,562
Shares issued during the year (1)	690,248,055
Total shares issued and outstanding at 31 December 2016	1,249,351,617
Shares issued during the year	3,897,911
Total shares issued and outstanding at 31 December 2017	1,253,249,528

(1)	Includes 1.5 million shares held in escrow related to the Company’s acquisition of NSE.

Ordinary shares participate in dividends and the proceeds on winding up of the Parent Company in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	2017	2016
Year ended 31 December	US$’000	US$’000
b) Issued Capital
Beginning of the period	373,585	308,429
Shares issued in connection with:
Share consideration paid in business combination	—	—
Shares issued in conjunction with private placement (1)	—	67,499
Total shares issued during the period	—	67,499
Cost of capital raising during the period, net of tax benefit	—	(2,343)
Derecognition of deferred tax asset (see note 7)	(821)	—
Closing balance at end of period	372,764	373,585

(1)

In 2016, the Company completed a 3‑tranche private placement of 685 million ordinary shares to professional and sophisticated investors for net proceeds of $64.2 million. The Company also recognized a tax benefit on the cost of capital of $1.0 million.

c)           Restricted Share Units on Issue

Details of the restricted share units issued or issuable as at 31 December:

	2017	2016
Grant Date	No. of RSUs	No. of RSUs
15 April 2014	—	393,311
30 May 2014	—	167,997
28 May 2015	515,037	1,030,075
28 May 2015 (1)	1,545,113	1,545,113
24 June 2015	1,122,571	2,382,229
24 June 2015 (1)	2,267,879	2,267,879
1 August 2015	107,000	214,000
15 March 2016 (2)	6,824,951	6,824,950
27 May 2016 (2)	4,342,331	4,342,331
29 June 2016 (2)	1,633,763	3,614,316
15 August 2016 (2)	—	800,000
15 August 2016	—	200,000
3 January 2017	187,500	—
17 February 2017 (2)	6,627,667	—
25 May 2017 (2)	3,724,191	—
23 October 2017 (2)	745,000	—
23 October 2017	1,500,000	—
29 December 2017	2,660,358	—
Total RSUs outstanding	33,803,361	23,782,201

(1)RSU’s vest based on 3‑year TSR as compared to a designated peer group.  Subsequent to 31 December 2017, the 3-year TSR was measured and 1,081,579 and 1,587,516 shares were vested and 463,534 and 680,363 shares were forfeited related to the 28 May 2015 and 24 June 2015 grants, respectively.

(2)ATSR RSUs vest based on 3‑year total shareholder return.  These are described in more detail Part I, Item 6.

d)           Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

The Group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets. Other than the covenants described in Note 24, the Group has no externally imposed capital requirements.

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and in the market. These responses include the management of debt levels, distributions to shareholders and shareholder issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior period. The strategy is to ensure that any significant increases to the Group’s debt or equity through additional draws or raises have minimal impact to its gearing ratio. As at 31 December 2017 and 2016, the Company had $192 million outstanding debt.

NOTE 28 — RESERVES

a)           Share-Based Payments Reserve

The share based payments reserve records items recognised as expenses on valuation of employee share options and restricted share units.

b)           Foreign Currency Translation Reserve

The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 29 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to tenements

As at 31 December 2017, all of the Company’s core exploration and evaluation and development and production assets are located in Texas. The Company has an interest in a non-core exploration and evaluation license located in Australia.

The mineral leases in the exploration prospects in the US have primary terms ranging from 3 years to 5 years and generally have no specific capital expenditure requirements. However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

The Company is committed to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million through 2019, of which A$6.2 million (US$4.8 million) had been incurred as at 31 December 2017.

The following tables summarize the Group’s contractual commitments not provided for in the consolidated statements of financial position:

	Total	Less than		More than
As at 31 December 2017	US$’000	1 year	1 — 5 years	5 years
Cooper Basin capital commitments (1)	3,490	1,745	1,745	—
Operating lease commitments (2)	2,446	1,050	1,396	—
Employment commitments (3)	370	370	—	—
Total expenditure commitments	6,306	3,165	3,141	—

As at 31 December 2016	Total US$’000	Less than 1 year	1 — 5 years	More than 5 years
Cooper Basin capital commitments (1)	3,373	1,687	1,686	—
Drilling rig commitments (4)	1,085	1,085	—	—
Operating lease commitments (2)	4,123	1,353	2,267	503
Employment commitments (3)	740	370	370	—
Total expenditure commitments	9,321	4,495	4,323	503

(1)The Company has a commitment to fund capital expenditures at the Cooper Basin of up to approximately A$10.6 million through 2019, of which A$6.2 million and A$5.9 million had been paid or accrued to date as at 31 December 31, 2017 and 2016, respectively.  The remaining commitment amounts in table are shown in USD translated at year-end.  Timing of commitment may vary.

(2)Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space, net of sublease rental income, compressor equipment and the Company’s amine treatment facility not provided for in the consolidated financial statements.

(3)Represents commitments for the payment of salaries and other remuneration under long-term employment and consultant contracts not provided for in the consolidated financial statements. Details relating to the employment contracts are set out in the Company’s Remuneration Report.

(4)As at 31 December 2016 the Company had one drilling rig contracted to drill seven wells during 2017.  The amount represents minimum expenditure commitments should the Company elect to terminate this contract prior to term.

NOTE 30 — CONTINGENT ASSETS AND LIABILITIES

The Company is involved in various legal proceedings in the ordinary course of business.  The Company recognizes a contingent liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. While the outcome of these lawsuits and claims cannot be predicted with certainty, it is the opinion of the Company’s management that as of the date of this report, it is not probable that these claims and litigation involving the Company will have a material adverse impact on the Company. Accordingly, no material amounts for loss contingencies associated with litigation, claims or assessments have been accrued at December 31, 2017.  At the date of signing this report, the Group is not aware of any other contingent assets or liabilities that should be recognized or disclosed in accordance with AASB 137/IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

NOTE 31 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America. All of the basins and/or formations in which the Company operates in North America have common operational characteristics, challenges and economic characteristics. As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker (“CODM”), whom is the Company’s Managing Director and Chief Executive Officer, that the Company has one reportable segment being oil and natural gas exploration and production in North America. For the years ended 31 December 2017, 2016 and 2015, all statement of profit or loss and other comprehensive income activity was attributed to its reportable segment with the exception of $0.2 million, $6.7 million and $2.2 million of pre-tax impairment expense, which related to the impairment of its Cooper Basin assets in Australia, respectively.

Geographic Information

The operations of the Group are located in two geographic locations, North America and Australia. The Company’s Australian assets (Cooper Basin) were acquired in 2015 from NSE and the Company intends to sell these assets as they fall outside the Company’s strategic focus. All revenue is generated from sales to customers located in North America. As at 31 December 2017 and 2016, the carrying value of the assets held in Australia was nil.

Revenue from two major customers exceeded 10 percent of Group consolidated revenue for the year ended 31 December 2017 and accounted for 50 and 34 percent, respectively (2016: two major customers accounting for 69 and 12 percent, respectively and 2015: three major customers accounted for 30,  29 and 22 percent, respectively) of our consolidated oil, natural gas and NGL revenues.

NOTE 32 — CASH FLOW INFORMATION

	2017	2016	2015
Year ended 31 December	US$’000	US$’000	US$’000
a) Reconciliation of cash flows from operations with income from ordinary activities after income tax
Loss from ordinary activities after income tax	(22,435)	(45,694)	(263,835)
Adjustments to reconcile net profit to net operating cash flows:
Depreciation and amortisation expense	58,361	48,147	94,584
Share-based compensation	2,076	2,524	4,100
Unrealised losses on derivatives	1,224	21,433	(3,444)
Net loss (gain) on sale of non-current assets	1,461	—	(790)
Decrease in fair value of securities at fair value through the profit and loss	—	—	90
Impairment of development and production assets	5,583	10,203	321,918
Unsuccessful exploration and evaluation expense	—	30	—
Loss on debt extinguishment	—	—	1,151
Add: Interest expense and financing costs (disclosed in investing and financing activities)	12,676	12,219	9,418
Recognition (derecognition) of deferred tax assets on items directly within equity	(821)	986	—
Less: Gain from escrow settlement, insurance proceeds and litigation settlements (disclosed in investing activities)	(2,200)	(3,603)	—
Less: Loss on foreign currency derivative (disclosed in financing activities)	—	390	—
Other	541	21	2,240
Changes in assets and liabilities:
- Decrease (increase) in current and deferred income tax	2,888	(826)	(100,583)
- Decrease (increase) in other current assets	72	(511)	2,742
- Decrease in trade and other receivables	5,241	2,009	7,007
- Increase (decrease) in trade and other payables	9,633	(5,080)	(2,177)
- Decrease in tax receivable	476	412	(6,522)
- Decrease in non-current liability	—	—	(1,430)
Net cash provided by operating activities	74,776	42,660	64,469

b)           Non Cash Financing and Investing Activities

-	The Company had non-cash additions to oil and natural gas properties of $27,726, $13,161 and $22,559 included in current liabilities at 31 December 2017, 2016 and 2015, respectively.
-	During the year ended 31 December 2015, the net gain on sale of properties primarily related to an ad valorem tax true-up related to properties sold in 2014.

NOTE 33 — SHARE BASED PAYMENTS

The Company recognized share based compensation expense of $1.9 million, $2.7 million and $4.1 million for the years ended 31 December 2017, 2016 and 2015, respectively, comprised of RSUs (equity-settled) and deferred cash awards (cash-settled) and options.

Restricted Share Units

During the years ended 31 December 2017, 2016 and 2015, the Board of Directors awarded 15,757,216,  16,992,192 and 13,322,262 RSUs, respectively, to certain employees (of which 3,724,191,  5,113,281 and 3,090,000, respectively, granted to the Company’s Managing Director were approved by shareholders). These awards were made in accordance with the long-term equity component of the Company’s incentive compensation plan, the details of which are described in more detail in the Remuneration Report of the Directors’ Report. The fair value calculation methodology is described in Note 1. RSU expense totaled $2.1 million, $2.5 million and $4.1 million for the years ended 31 December 2017, 2016 and 2015, respectively. This information is summarised for the Group for the years ended 31 December 2017, 2016 and 2015, respectively, below:

		Weighted Average Fair
	Number	Value at Measurement
	of RSUs	Date A$
Outstanding at 31 December 2014	2,964,177	0.93
Issued or Issuable	13,322,262	0.53
Converted to ordinary shares	(3,805,789)	0.63
Forfeited	(46,312)	0.93
Outstanding at 31 December 2015	12,434,338	0.55
Issued or Issuable (1)	18,267,192	0.18
Converted to ordinary shares	(5,501,538)	0.54
Forfeited	(1,417,791)	0.59
Outstanding at 31 December 2016	23,782,201	0.34
Issued or Issuable	15,757,216	0.09
Converted to ordinary shares	(3,897,911)	0.43
Forfeited	(1,838,145)	0.15
Outstanding at 31 December 2017	33,803,361	0.22

(1)	Includes 1,275,000 of RSUs formally issued on the ASX in 2016 in conjunction with a 2015 option conversion.

The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions:

RSUs awarded during the year ended 31 December 2017:

		Fair Value at
		Measurement Date
Grant Date	Number of RSUs	(Per RSU in US$)	Vesting Conditions
3 January 2017	250,000	$0.22	25% after 90 days; then 25% on 3 January 2018, 2019 and 2020
9 January 2017	250,000	$0.24	25% after 90 days; then 25% on 9 January 2018, 2019 and 2020
2 February 2017	6,627,667	$0.12	0% - 150% based on 3 year ATSR
25 May 2017	3,724,191	$0.05	0% - 150% based on 3 year ATSR
23 October 2017	745,000	$0.03	0% - 150% based on 3 year ATSR
23 October 2017	1,500,000	$0.05	25% after 90 days; then 25% on 23 October 2018, 2019 and 2020
29 December 2017	2,660,358	$0.07	33 % on 31 January 2018, 2019 and 2020
	15,757,216

RSUs awarded during the year ended 31 December 2016:

		Fair Value at
		Measurement Date
Grant Date	Number of RSUs	(Per RSU in US$)	Vesting Conditions
15 March 2016	6,824,950	$0.15	0% - 133% based on 3 year ATSR
27 May 2016	4,342,331	$0.10	0% - 133% based on 3 year ATSR
27 May 2016	770,950	$0.12	100 % vested immediately
29 June 2016	3,853,961	$0.08	33 % on 1 January 2017, 2018 and 2019
15 August 2016	400,000	$0.11	50 % on 13 November 2016 and 50% on 11 February 2017
15 August 2016	800,000	$0.11	0% - 133% based on 3 year ATSR
	16,992,192

RSUs awarded during the year ended 31 December 2015:

		Fair Value at
		Measurement Date
Grant Date	Number of RSUs	(Per RSU in US$)	Vesting Conditions
27 April 2015	28,874	$0.52	25 % on 27 April 2016, 2017, 2018 and 2019
28 May 2015	1,545,113	$0.45	33 % on 31 January 2016, 2017 and 2018
28 May 2015	1,545,113	$0.67	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	4,267,002	$0.40	33 % on 31 January 2016, 2017 and 2018
24 June 2015	2,815,681	$0.57	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	2,809,479	$0.40	100 % vested upon issuance
1 September 2015	321,000	$0.25	33 % on 31 January 2016, 2017 and 2018
	13,332,262

Upon vesting, and after a certain administrative period, the RSUs are converted to ordinary shares of the Company. Once converted to ordinary shares, the RSUs are no longer restricted. For the years ended 31 December 2017, 2016 and 2015 the weighted average price of the RSUs at the date of conversion was A$0.19, A$0.11, and A$0.52 per share, respectively.

At 31 December 2017, the weighted average remaining contractual life of the RSUs was 1.4 years.

Deferred Cash Awards

During the years ended 31 December 2017 and 2016, the Board of Directors awarded $2.0 million and $2.1 million of deferred cash awards to certain employees.  Under the deferred cash plan, awards may vest between 0%‑300%, earned through appreciation in the price of Sundance’s ordinary shares over a one to three year period.  The details of the award is described in more detail in the Remuneration Report of the Directors’ Report and the fair value calculation methodology is described in Note 1. The Company recorded income of $(0.2) million and expense of $0.2 million for the years ended 31 December 2017 and 2016, respectively.  The estimated weighted average fair value of each one dollar unit of deferred cash awards as at 31 December 2017 was $0.03, resulting in a total liability of $16 thousand.

Amount
of Deferred
Cash Awards
Outstanding at 31 December 2014	—
Granted	—
Vested and paid in cash	—
Forfeited	—
Outstanding at 31 December 2015	—
Granted	2,079,879
Vested and paid in cash	—
Forfeited	(31,681)
Outstanding at 31 December 2016	2,048,198
Granted	1,998,675
Vested and paid in cash	—
Forfeited	(1,744,228)
Outstanding at 31 December 2017	2,302,645

NOTE 34 — RELATED PARTY TRANSACTIONS

There were no material related party transactions for the years ended 31 December 2017, 2016 and 2015.

NOTE 35 — FINANCIAL RISK MANAGEMENT

a)           Financial Risk Management Policies

The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group’s risk management strategy focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group has historically used derivative financial instruments to hedge exposure to fluctuations in commodity prices, and at times, interest rates and foreign currency transactions.  The Group’s financial instruments consist mainly of deposits with banks, accounts receivable, derivative financial instruments, credit facility, and payables. The main purpose of non-derivative financial instruments is to providing funding for the Group operations.

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

iii)     Commodity Price Risk Exposure and Management

The Board actively reviews oil and natural gas hedging on a monthly basis. Reports providing detailed analysis of the Group’s hedging activity are continually monitored against Group policy. The Group sells its oil on market using NYMEX West Texas Intermediary (“WTI”) and Louisiana Light Sweet (“LLS”)

market spot rates reduced for basis differentials in the basins from which the Company produces. Gas is sold using Henry Hub (“HH”) and Houston Ship Channel (“HSC”) market spot prices. Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group’s policy is to hedge at least 50% of its proved developed reserves through 2019 and for a rolling 36 month period thereafter, as required by its Credit Agreement. The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of profit or loss and other comprehensive income.

A summary of the Company’s outstanding derivative positions as at 31 December 2017 is below:

Oil Derivatives (WTI/LLS)		Weighted Average (1)
Year	Units (Bbls)	Floor	Ceiling
2018	891,000	$50.40	$56.86
2019	828,000	$50.56	$53.49
2020	108,000	$47.05	$52.50
Total	1,827,000	$50.28	$55.07

Gas Derivatives (HH/HSC)		Weighted Average (1)
Year	Units (Mcf)	Floor	Ceiling
2018	2,106,000	$2.92	$3.24
2019	1,212,000	$2.78	$3.47
2020	216,000	$2.54	$2.93
Total	3,534,000	$2.85	$3.30

(1)The Company’s outstanding derivative positions include swaps totaling 1,089,000 Bbls and 1,350,000 Mcf, which are included in both the weighted average floor and ceiling value.

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

At 31 December 2017, the Group had three customers that owed the Group approximately $1.0 million, $0.8 million and $0.6 million which accounted for approximately 39%,  29% and 22% of total accrued revenue receivables, respectively.  In the event that the customer to the Company’s largest outstanding receivable defaults, the Company could draw upon a letter of credit in place for the Company’s benefit. For joint interest billing receivables, if payment is not made, the Group can withhold future payments of revenue, as such, there is minimal to no credit risk associated with these receivables.

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

The Company has the following commitments related to its financial liabilities (US$’000):

		Less than		More than
Year ended 31 December 2017	Total	1 year	1 — 5 years	5 years
Trade and other payables	9,051	9,051	—	—
Accrued expenses	39,051	39,051	—	—
Production prepayment	18,194	18,194	—	—
Provisions	3,316	1,158	2,158	—
Credit facilities payments, including interest (1)	225,933	13,674	212,259	—
Total	295,545	81,128	214,417	—

		Less than		More than
Year ended 31 December 2016	Total	1 year	1 — 5 years	5 years
Trade and other payables	3,579	3,579	—	—
Accrued expenses	19,995	19,995	—	—
Provisions	6,025	2,726	3,299	—
Credit facilities payments, including interest (1)	235,441	12,606	222,835	—
Total	265,040	38,906	226,134	—

(1)	Assumes credit facilities are held to maturity.

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

Commodity Price Risk

The Group is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of oil, gas and NGL products it produces.

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

	2017	2016
Year ended 31 December	US$’000	US$’000
Effect on profit before tax
Increase / (Decrease)
Oil
- improvement in US$ oil price of $10 per barrel	(14,287)	(12,813)
- decline in US$ oil price of $10 per barrel	15,961	16,233
Gas
- improvement in US$ gas price of $0.50 per mcf	(1,254)	(1,423)
- decline in US$ gas price of $0.50 per mcf	1,504	1,306

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

Interest Rate Sensitivity Analysis

Based on the net debt position as at 31 December 2017 and 2016 with all other variables remaining constant, the following table represents the effect on income as a result of changes in the interest rate. The impact on equity is the same as the impact on profit (loss) before income tax.

	2017	2016
Year ended 31 December	US$’000	US$’000
Effect on profit (loss) before tax Increase / (Decrease)
- increase in interest rates + 2%	(3,663)	(3,357)
- decrease in interest rates - 2%	1,177	396

This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year. However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity amounts are subject to change.

NOTE 36 — SUBSIDIARIES

The Company’s significant subsidiaries as at 31 December 2017 are as follows:

Name of Entity	Place of Incorporation	Percentage Owned
Sundance Energy Inc.	Colorado	100
Sundance Energy Oklahoma, LLC	Delaware	100
SEA Eagle Ford, LLC	Texas	100
Armadillo Eagle Ford Holdings, Inc.(1)	Delaware	100
Armadillo E&P, Inc.	Delaware	100
NSE PEL570 LTD	Australia	100

(1)   Entity was dissolved subsequent to 31 December 2017.

NOTE 37 — EVENTS AFTER THE BALANCE SHEET DATE

On 23 April 2018, the Company’s wholly owned subsidiary Sundance Energy, Inc. acquired from Pioneer Natural Resources USA, Inc., Reliance Industries and Newpek, LLC (collectively the “Sellers”) approximately 21,900 net acres in the Eagle Ford oil, volatile oil, and condensate windows in McMullen, Live Oak, Atascosa and La Salle counties, Texas for a cash purchase price of $221.5 million.  To finance the acquisition, the Company raised $260.0 million of capital through the issuance of 5,614,447,268 ordinary shares.

Contemporaneous with the acquisition closing, on 23 April 2018, the Company entered a $250 million syndicated second lien term loan with Morgan Stanley Energy Capital, as administrative agent, and the lenders from time to time party thereto, and a syndicated revolver with Natixis, New York Branch, as administrative agent, and the lenders from time to time party thereto, with initial availability of $87.5 million (with a $250.0 million face).  The proceeds of the refinanced debt facilities were used to retire the Company’s existing Credit Facilities of $192.0 million, repay the remaining outstanding production prepayment of $11.8 million and pay deferred financing fees of $15.9 million.

NOTE 38—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES

Costs Incurred

The following table sets forth the capitalised costs incurred in our oil and gas production, exploration, and development activities:

	Year ended December 31,
(in thousands)	2017	2016	2015
Property acquisition costs
Proved	$4,335	$23,873	$13,170
Unproved	1,244	2,815	15,495
Exploration costs	2,949	1,650	10,353
Development costs (1)	115,120	61,131	76,831
	$123,648	$89,469	$115,849

(1)

2016 and 2015 development costs include $5.0 million and $16.6 million of costs associated with non-producing wells in progress as at December 31, 2016 and 2015, respectively. These wells in progress were either drilling, waiting on hydraulic fracturing or production testing at year-end.  There were no wells in progress at December 31, 2017.

SEC Oil and Gas Reserve Information

Ryder Scott Company, L.P., an independent petroleum engineering consulting firm, prepared all of the total future net revenue discounted at 10% attributable to the total interest owned by the Company as of December 31, 2017, 2016 and 2015. The technical person primarily responsible for the estimates set forth in the reserves report is Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado and Texas with over 12 years of practical experience in estimation and evaluation of petroleum reserves.

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

		Natural		Total Oil
	Oil	Gas	NGL	Equivalents
	(MBbl)	(MMcf)	(MBbl)	(MBoe)
Total proved reserves:
31 December 2014	17,026	28,733	4,166	25,981
Revisions of previous estimates	(3,491)	(8,152)	(1,218)	(6,068)
Extensions and discoveries	1,950	4,122	699	3,336
Purchases of reserves in-place	3,896	4,454	238	4,876
Production	(1,829)	(2,581)	(393)	(2,652)
Sales of reserves in-place	—	—	—	—
31 December 2015	17,552	26,576	3,492	25,473
Revisions of previous estimates	(1,397)	536	(833)	(2,141)
Extensions and discoveries	4,242	10,240	1,551	7,500
Purchases of reserves in-place	1,432	3,121	1,216	3,168
Production	(1,412)	(2,941)	(332)	(2,234)
Sales of reserves in-place	(1,976)	(1,802)	—	(2,276)
31 December 2016	18,441	35,730	5,094	29,490
Revisions of previous estimates	(1,778)	(2,091)	154	(1,972)
Extensions and discoveries	6,658	17,255	2,852	12,386
Purchases of reserves in-place	6,892	14,935	1,897	11,278
Production	(1,800)	(3,621)	(324)	(2,727)
Sales of reserves in-place	(426)	(2,799)	(483)	(1,376)
31 December 2017	27,987	59,409	9,190	47,079
Proved developed reserves:
31 December 2015	6,379	13,205	1,998	10,578
31 December 2016	7,440	16,704	2,269	12,493
31 December 2017	8,987	21,078	3,244	15,744
Proved undeveloped reserves
31 December 2015	11,173	13,371	1,494	14,895
31 December 2016	11,001	19,026	2,825	16,997
31 December 2017	19,000	38,331	5,946	31,335

Proved Undeveloped Reserves

At December 31, 2017, the Company’s proved undeveloped reserves were approximately 31,335 MBoe, an increase of 14,338 MBoe over our December 31, 2016 proved undeveloped reserves estimate of approximately 16,997 MBoe. The change primarily consisted of extensions and discoveries of 10,140 MBoe (Eagle Ford) and purchases of reserves of 10,678 MBoe (from its leasehold acquisitions in the second quarter of 2017), partially offset by downward revisions to previous estimates of approximately 2,534 MBoe and a decrease of 3,948 MBoe due to the conversion of proved undeveloped reserves to proved developed reserves.  All of the proved undeveloped reserves at December 31, 2017 were located in the Eagle Ford.

Over the next five years, the Company expects to fund its future development costs associated with proved undeveloped reserves of $508.5 million with operating cash flows from its existing proved developed reserves and proved undeveloped reserves that are expected to be converted to proved developed reserves, supplemented by its revolving credit facility . Using the December 31, 2017 SEC price assumptions, the Company’s proved reserves operating cash flows are expected to be approximately $806.1 million (undiscounted, before income taxes (if any)). As such, the Company expects all proved undeveloped locations that are scheduled and included in the Company’s reserves will be spud within the next five years.

Revisions of Previous Estimates

The Company’s previous estimates of Proved Reserves related to the Eagle Ford decreased by 1,972 MBoe in 2017. This decrease was primarily due to the derecognition of certain proved undeveloped reserves as they were not drilled within the initial five year window.

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

Extensions and Discoveries

The Company had extensions and discoveries 12,386 MBoe during 2017, primarily resulting from the 2017 drilling program in Dimmit and McMullen Counties, targeting the Eagle Ford formation.

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

Purchase of Reserves In-Place

During the years ended 31 December 2017, 2016 and 2015, our purchases of reserves were located in the Eagle Ford.

Sales of Reserves In-Place

During the year ended 31 December 2017, the Company’s sales of reserves were attributed to the Mississippian/Woodward formations.  The Company divested of its Oklahoma assets in May 2017.  See Note 3.

During the year ended 31 December 2016, the Company’s sales of reserves were located in the Atascosa County, Texas, of the Eagle Ford formation.

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

The following summary sets forth our Standardized Measure:

	Year ended 31 December
(in thousands)	2017	2016	2015
Cash inflows	$1,866,923	$892,576	$936,041
Production costs	(667,438)	(307,907)	(246,277)
Development costs	(516,243)	(274,384)	(308,253)
Income tax expense	(35,933)	—	(1,602)
Net cash flow	647,309	310,285	379,909
10% annual discount rate	(280,562)	(151,146)	(198,142)
Standardized measure of discounted future net cash flow	$366,747	$159,139	$181,767

The following are the principal sources of change in the Standardized Measure:

	Year ended 31 December
(in thousands)	2017	2016	2015
Standardized Measure, beginning of period	$159,139	$181,767	$435,506
Sales, net of production costs	(75,370)	(49,496)	(67,693)
Net change in sales prices, net of production costs	7,899	(62,670)	(369,770)
Extensions and discoveries, net of future production and development costs	94,151	3,603	11,609
Changes in future development costs	17,128	5,331	28,092
Previously estimated development costs incurred during the period	51,414	45,012	31,007
Revision of quantity estimates	(20,598)	9,762	(91,440)
Accretion of discount	15,914	18,217	53,173
Change in income taxes	(14,492)	402	95,827
Purchases of reserves in-place	88,280	17,004	442
Sales of reserves in-place	(7,544)	845	—
Change in production rates and other	50,826	(10,638)	55,014
Standardized Measure, end of period	$366,747	$159,139	$181,767

(1) The 2017 change in production rates and other is primarily related to the Company accelerating the recoveries of reserves.

Impact of Pricing

The estimates of cash flows and reserve quantities shown above are based upon the unweighted average first-day-of-the-month prices for the previous twelve months. If future gas sales are covered by contracts at specified prices, the contract prices would be used. Fluctuations in prices are due to supply and demand and are beyond our control.

The following average prices were used in determining the Standardized Measure as at:

	Year ended 31 December
	2017	2016	2015
Oil price per Bbl	$52.60	$42.02	$48.47
Gas price per Mcf	$3.17	$1.22	$1.27
NGL price per Bbl	$22.47	$14.55	$14.80

The Company calculates the projected income tax effect using the “year- by-year” method for purposes of the supplemental oil and gas disclosures.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Constitution of Sundance Energy Australia Limited (incorporated by reference to Exhibit 1.1 of Form 20‑F (File No. 000‑55246) filed with the SEC on July 11, 2014)

4.1

Credit Agreement, dated as of May 14, 2015, among Sundance Energy Australia Limited, Sundance Energy, Inc., as borrower, Morgan Stanley Energy Capital, Inc., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 4.1 of Form 20‑F (File No. 000‑55246) filed with the SEC on May 15, 2015)

4.2

Guarantee and Collateral Agreement, dated as of May 14, 2015, by Sundance Energy Australia Limited, Sundance Energy Inc. and other guarantor party thereto, in favor of Morgan Stanley Energy Capital Inc., as administrative agent (incorporated by reference to Exhibit 4.2 of Form 20‑F (File No. 000‑55246) filed with the SEC on May 15, 2015)

4.3

Purchase and sale agreement, dated as of March 9, 2018 between Pioneer Natural Resources USA, Inc., Reliance Eagleford Upstream Holding LP, and Newpek, LLC as Sellers and Sundance Energy, Inc. as Buyer*

4.4

Amended and Restated Term Loan Credit Agreement, dated as of April 23,2018 among Sundance Energy Australia Limited, as parent, Sundance Energy Inc., as borrower and Morgan Stanley Energy Capital, Inc., as administrative agent, and the lenders party thereto*

4.5

Guarantee and Collateral Agreement, dated as of April 23, 2018, by Sundance Energy Australia Limited, Sundance Energy Inc. and other guarantor party thereto, in favor of Morgan Stanley Energy Capital, Inc., as administrative agent*

4.6

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement from Sundance Energy, Inc. to David Lazarus, as trustee for the benefit of Morgan Stanley Energy Capital Inc., as administrative agent for the secured parties*

4.7

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and  Financing Statement from SEA Eagle Ford, LLC to David Lazarus, as trustee for the benefit of Morgan Stanley Energy Capital Inc., as administrative agent for the secured parties*

4.8

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement from Armadillo E&P, Inc to David Lazarus, as trustee for the benefit of Morgan Stanley Energy Capital Inc., as administrative agent for the secured parties*

4.9

Intercreditor Agreement, dated April 23, 2018, among Sundance Energy Inc., the other grantors party herto, Natixis, New York Branch, as senior representative, and Morgan Stanley Energy Capital, Inc., as the second priority representative*

4.10

Credit Agreement, dated as of April 23,2018 among Sundance Energy Australia Limited, Sundance Energy Inc, as borrower and Natixis, New York Branch, as administrative agent, and the lenders party hereto*

4.11	Guarantee and Collateral Agreement, dated as of April 23, 2018, among Sundance Energy Australia Limited and Sundance Energy Inc., in favor of Natixis, New York Branch, as administrative agent*

4.12

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement from Sundance Energy, Inc. to Tim Polvado, as trustee for the benefit of Natixis, New York Branch, as administrative agent*

4.13

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and  Financing Statement from SEA Eagle Ford, LLC to Tim Polvado, as trustee for the benefit of Natixis, New York Branch, as administrative agent*

4.14

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement from Armadillo E&P, Inc. to Tim Polvado, as trustee for the benefit of Natixis, New York Branch, as administrative agent*

4.15	Form of Deed of Access, Insurance and Indemnity for Directors and Officers (incorporated by reference to Exhibit 4.9 of Form 20‑F (File No. 000‑55246) filed with the SEC on July 11, 2014)

4.16	Form of Employment Agreement, by and between Sundance Energy Inc. and Eric P. McCrady (incorporated by reference to Exhibit 4.4 of Form 20‑F (File No. 000‑55246) filed with the SEC on May 2, 2016)

8.1	List of significant subsidiaries of Sundance Energy Australia Limited*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Touche Tohmatsu*

15.2	Consent of Ernst and Young*

15.3	Consent of Ryder Scott Company to use its reports*

15.4	Report of Ryder Scott Company regarding the Company’s estimated proved reserves as of December 31, 2017 dated March 2, 2017*

15.5

Report of Ryder Scott Company regarding the Company’s estimated proved reserves as of December 31, 2016 dated January 30, 2017 (incorporated by reference to Exhibit 15.5 of Form 20‑F (File No. 001‑36302) filed with the SEC on April 28, 2017)

15.6

Report of Ryder Scott Company regarding the Company’s estimated proved reserves as of December 31, 2015 dated April 30, 2016 (incorporated by reference to Exhibit 15.4 of Form 20‑F (File No. 000‑55246) filed with the SEC on May 2, 2016)

101

The following materials from Sundance Energy Australia Limited’s Annual Report on Form 10‑K for the year ended December 31, 2017 are filed herewith, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Profit and Loss for the Years Ended December 31, 2017, 2016 and 2015, (ii) the Consolidated Balance Sheets as of December 31, 2017 and 2016, (iii) the Consolidated Statements of Equity for the Years Ended December 31, 2017, 2016 and 2015 (iv) the Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015,, and (v) Notes to Consolidated Financial Statements.*

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ Eric P. McCrady
	Name:	Eric P. McCrady
	Title:	Chief Executive Officer

Date: April 30, 2018