Form 20-F
period 2018-12-31
Sundance Energy Australia Ltd
filed 2019-04-30
CIK 1326089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001‑36302

Sundance Energy Australia Limited
(Exact name of Registrant as specified in its charter)

Australia
(Jurisdiction of incorporation or organization)

633 17th Street, Suite 1950 Denver, CO 80202 Tel: (303) 543‑5700
(Address of principal executive offices)

Eric P. McCrady Sundance Energy, Inc. Chief Executive Officer 633 17th Street, Suite 1950 Denver, CO 80202 Tel: (303) 543‑5700 Fax: (303) 543‑5701
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 Ordinary Shares	The Nasdaq Stock Market LLC
Ordinary Shares, no par value*	The Nasdaq Stock Market LLC

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

687,462,327 Ordinary Shares at December 31, 2018

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

EXPLANATORY NOTES

Unless otherwise indicated or the context implies otherwise:

•	“we,” “us,” “our” or “Sundance” refers to Sundance Energy Australia Limited, an Australian corporation, and its subsidiaries;
•	“ADSs” refers to our American Depositary Shares, each of which represents 10 ordinary shares;
•	“ADRs” refers to American Depositary Receipts, which evidence the ADSs;
•	“SEC” refers to the Securities and Exchange Commission;
•	“shares” or “ordinary shares” refers to our ordinary shares;
•	“Ryder Scott” refers to Ryder Scott Company L.P., the independent engineering firm, that provided the estimates of proved oil and natural gas reserves as of December 31, 2018, 2017 and 2016.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report may constitute “forward-looking statements.” Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this annual report, the words “anticipate,” “believe,” “estimate,” “project,” “intend” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital, general economic and business conditions, environmental and other liability, our ability to complete planned transactions on desirable terms, the impact of governmental regulation, taxes, market changes and world events, and other factors identified under Item 3.D. “Key Information—Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated or expected. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this annual report and will not be revised or updated to reflect events after the date of annual report.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.          Selected Financial Data

The following tables set forth summary historical financial data for the periods indicated. The consolidated statement of profit or loss and other comprehensive income (loss) data for the years ended December 31, 2018, 2017 and 2016 and the consolidated statement of financial position information as of December 31, 2018 and 2017 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth beginning on page F‑1 of this annual report. The selected consolidated statement of profit or loss and other comprehensive income (loss) data for the years ended December 31, 2015 and 2014 and the consolidated statement of financial position information as at December 31, 2016, 2015 and 2014 are derived from consolidated financial statements not appearing in this annual report.  Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in U.S. dollars and in accordance with Australian Accounting Standards. Our financial statements comply with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

	Year ended December 31,
(In $ ’000s)	2018	2017	2016	2015	2014

Statement of Profit or Loss:
Revenues:
Oil revenue	$140,232	$89,136	$57,296	$82,949	$144,994
Natural gas revenue	12,025	8,743	4,937	4,720	6,161
Natural gas liquids ("NGL") revenue	12,668	6,520	4,376	4,522	8,638
Total oil, natural gas and NGL revenue	164,925	104,399	66,609	92,191	159,793
Lease operating and production tax expenses	43,641	29,029	17,137	24,498	20,489
Gathering, processing and transportation expense	8,633	—	—	—	—
Depreciation, depletion and amortization expense	67,909	58,361	48,147	94,584	85,584
General and administrative expense	27,623	18,345	12,110	17,176	15,527
Finance costs, net of amounts capitalized	25,405	13,491	12,219	9,418	(494)
Loss on debt extinguishment	2,428	—	—	1,451	—
Impairment of non-current assets	43,945	5,583	10,203	321,918	71,212
Exploration expense	—	—	30	7,925	10,934
Loss (gain) on sale of non-current assets	5	1,461	—	(790)	(48,604)
(Gain) / loss on derivative financial instruments	(40,216)	2,894	12,761	(15,256)	(11,009)
(Gain) / loss on foreign currency derivative financial instruments	(6,838)	—	390	—	—
Loss on interest rate derivative financial instruments	2,435	—	—	145	216
Other (income) expense	604	(457)	(2,399)	2,095	470
Income tax expense (benefit)	17,490	(1,873)	1,705	(107,138)	(841)
Profit (loss) attributable to owners of Sundance	$(28,139)	$(22,435)	$(45,694)	$(263,835)	$16,309

Other comprehensive income (loss)
Exchange differences arising on translation of foreign operations	428	708	(532)	(478)	684
Total comprehensive income (loss) attributable to owners of Sundance	$(27,711)	$(21,727)	$(46,226)	$(264,313)	$16,993
Basic and diluted earnings (loss) per share (1)	$(0.05)	$(0.17)	$(0.53)	$(4.78)	$0.32
Basic weighted average number of ordinary shares outstanding (1)	523,652,216	125,133,866	87,058,290	55,284,729	53,139,141
Other Supplementary Data:
Adjusted EBITDAX(2)	$100,092	$57,190	$47,863	$64,781	$126,373

(1)

In December 2018, we completed the consolidation of our ordinary shares on a 1 for 10 basis, as approved by shareholders of the Company.  All share and per share amounts prior to 2018 have been retroactively adjusted to reflect the share consolidation.

(2)

Adjusted EBITDAX is a supplemental non-IFRS financial measure. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to our profit (loss) attributable to owners of Sundance, see “Adjusted EBITDAX” below.

	Year ended December 31,
(In $ ’000s)	2018	2017	2016	2015	2014
Statement of Financial Position Data:
Cash and cash equivalents	$1,581	$5,761	$17,463	$3,468	$69,217
Assets held for sale	24,284	61,064	18,309	90,632	—
Total current assets	77,359	74,686	58,840	125,345	114,045
Oil and natural gas properties:
Development and production assets	633,400	338,796	338,709	250,922	519,013
Exploration and evaluation assets	79,470	34,979	34,366	26,323	155,130
Total assets	802,079	454,618	432,088	409,835	796,520
Current liabilities	72,480	74,136	31,820	42,215	119,324
Credit facilities, net of deferred financing fees	300,440	189,310	188,249	187,743	128,805
Restoration provision	16,544	7,567	7,072	3,088	8,866
Deferred tax liabilities	15,189	—	—	—	102,668
Total non-current liabilities	336,224	203,131	202,445	191,251	242,190
Total liabilities	408,704	277,267	234,265	233,466	361,514
Net assets	393,375	177,351	197,823	176,369	435,006
Issued capital	615,984	372,764	373,585	308,429	306,853

	Year ended December 31,
(In $ ’000s)	2018	2017	2016	2015	2014
Net Cash Flow Data:
Net cash provided by operating activities	$75,285	$74,776	$42,660	$64,469	$128,087
Net cash used in investing activities	(391,709)	(92,503)	(79,991)	(180,771)	(323,235)
Net cash provided by financing activities	312,267	6,063	51,776	50,403	167,595

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

Our management believes Adjusted EBITDAX is useful because it allows us to more effectively evaluate our operating performance, identify operating trends (which may otherwise be masked by the excluded items) and compare the results of our operations from period to period without regard to our financing policies and capital structure. We exclude the items listed above from profit attributable to owners of Sundance in arriving at Adjusted EBITDAX, because these amounts can vary substantially from company to company within our industry depending upon accounting policies and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income or cash flows from operating activities as determined in accordance with IFRS, as issued by the IASB, or as an indicator of our operating performance or liquidity.

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

The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

	Year ended December 31,
(In $ ’000s)	2018	2017	2016	2015	2014

IFRS Net Profit Reconciliation to Adjusted EBITDAX:
Profit (loss) attributable to owners of Sundance	$(28,139)	$(22,435)	$(45,694)	$(263,835)	$15,321
Income tax (benefit) expense	17,490	(1,873)	1,705	(107,138)	(841)
Finance costs, net of amounts capitalized and interest received	25,405	13,491	12,219	9,418	494
Loss on debt extinguishment	2,428	—	—	1,451	—
Loss (gain) on derivative settlement instruments	(40,216)	2,894	12,761	(15,256)	(10,792)
Settlement of derivative settlement instruments	(599)	(1,670)	8,672	12,404	1,150
Depreciation, depletion and amortization expense	67,909	58,361	48,147	94,584	85,584
Impairment of non-current assets	43,945	5,583	10,203	321,918	71,212
Exploration expense	—	—	30	7,925	10,934
Share-based compensation, value of services	515	2,076	2,524	4,100	1,915
Transaction-related costs included in general and administrative expenses	12,396	—	—	—	—
Deficiency related to minimum revenue commitment shortfall	2,757	—	—	—	—
Loss on interest rate derivative financial instruments	2,435	—	—	—	—
Loss (gain) on sale of non-current assets	5	1,461	—	(790)	(48,604)
Gain on foreign currency derivatives	(6,838)	—	—	—	—
Other net income (1)	599	(698)	(2,704)	—	—
Adjusted EBITDAX	$100,092	$57,190	$47,863	$64,781	$126,373

(1)

In 2018, other items of expense, net, included an inventory write-down of $(0.8) million, litigation settlements of $(0.1) million and non-cash gains of $0.3 million. In 2017, other income, net, included an escrow settlement of $1.0 million, net litigation settlements $(0.7) million and other non-cash items of $0.4 million. In 2016, other net income included proceeds from an insurance settlement of $2.4 million and a litigation settlement of $1.2 million, offset by restructuring charges of $(0.8) million and other $(0.1) million.

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

Our revenues, profitability, liquidity, ability to access capital and future growth prospects are highly dependent on the prices we receive for our oil, natural gas and NGLs. The prices of these commodities are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil, natural gas and NGLs have been volatile, and we expect this volatility to continue. For example, average daily prices for NYMEX-WTI crude oil ranged from a high of $77.41 per barrel to a low of $44.48 per barrel during 2018. The prices we receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include:

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

Further, oil, natural gas and NGL prices do not necessarily fluctuate in direct relationship to each other. Because approximately 63% and 18% of our estimated proved reserves as of December 31, 2018 were attributed to oil and NGLs, respectively, our financial results are more sensitive to movements in oil prices. The price of oil has been extremely volatile, and we expect this volatility to continue for the foreseeable future. Substantially all of our oil production is sold to purchasers under short-term (less than 12 months) contracts at market-based prices.

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

We currently have commodity price hedging agreements in place for approximately 62% of our expected Boe production for 2019. To the extent we are unhedged, we have significant exposure to adverse changes in the prices of oil, natural gas and NGLs that could materially and adversely affect our business and results of operations.

Our future revenues are dependent on our ability to successfully replace our proved producing reserves.

Our business strategy is to generate profit through the acquisition, exploration, development and production of oil and natural gas reserves. Proved reserves generally decline as they are produced, unless we conduct successful exploration or development activities or acquire properties containing proved reserves or both. We may not be able to find, develop or acquire additional reserves on an economically viable basis. Furthermore, if oil and natural gas prices increase, the cost of finding, developing or acquiring additional reserves could also increase.

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

We depend upon several significant customers for the sale of most of our oil, natural gas and NGL production.

For the year ended December 31, 2018, purchases by three customers each accounted for over 10% of our total sales revenues. The loss of one or more of these customers could adversely affect our revenues in the short term. While we believe that we can procure substitute or additional customers to offset the loss of one or more of our current customers, there is no assurance that we would be successful in doing so on terms acceptable to us or at all. The availability of a ready market for any oil, natural gas or NGLs we produce depends on numerous factors beyond the control of our management, including but not limited to the extent of domestic production and imports of oil, the proximity and capacity of pipelines, the availability of skilled labor, materials and equipment, the effect of state and federal regulation of oil, natural gas and NGL production and federal regulation of oil, natural gas and NGL in interstate commerce.

Our exploration, development and exploitation projects require substantial capital expenditures. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our oil and natural gas reserves with resulting adverse effects on our cash flow and liquidity.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business for the development, exploitation, production and acquisition of oil, natural gas and NGL reserves. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. We intend to finance our development plan in 2019 primarily with cash flows from operations, but we may also finance our future capital expenditures through a variety of other sources, including available borrowings under our credit facilities, through additional asset sales, or through the issuance of debt and/or equity, which may alter or increase our capitalization substantially.

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

We intend to fund our capital expenditures primarily through cash flow from operations and, if necessary borrowings under available credit facilities and alternative debt or equity financings. If we obtain alternative debt or equity financing for these or other purposes, the related risks that we now face could intensify. Our level of debt could adversely affect our business and results of operations in several important ways, including the following:

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
•

the debt we currently hold, as well as any debt that we incur under our existing senior secured revolving credit facility will be at variable rates which could make us vulnerable to an increase in interest rates.

The interest rates under our credit facilities may be impacted by the phase-out of LIBOR.

The London Interbank Offered Rate (“LIBOR”) is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rates on loans globally. We generally use LIBOR as a reference rate to calculate interest rates under our credit facilities. In 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if LIBOR will cease to exist at that time or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. If LIBOR ceases to exist or replaced with an alternative reference rate, we may need to renegotiate our credit agreements to replace LIBOR with an agreed upon replacement index, and certain of the interest rates under our credit agreements may change. The new rates may not be as favorable to us as those in effect prior to any LIBOR phase-out. We may also find it desirable to engage in more frequent interest rate hedging transactions.

Operating hazards, natural disasters or other interruptions of our operations could result in potential liabilities, which may not be fully covered by our insurance.

The oil and natural gas business involves operating hazards such as:

•	well blowouts;
•	mechanical failures;
•	fires and explosions;
•	pipe or cement failures and casing collapses, which could release natural gas, oil, drilling fluids or hydraulic fracturing fluids;
•	uncontrollable flows of oil, natural gas or well fluids;
•	geologic formations with abnormal pressures;
•	handling and disposal of materials, including drilling fluids and hydraulic fracturing fluids;
•	pipeline ruptures or spills;

•	inclement weather, including flooding, hurricanes or other severe weather events;
•	releases of toxic gases; and
•	other environmental hazards and risks (including groundwater contamination).

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

Our planned drilling involves drilling in existing or emerging shale plays using the latest available horizontal drilling and completion techniques, which are subject to risks. As a result, drilling results may not meet our expectations for reserves or production.

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

Our final determination of whether to drill any scheduled or budgeted wells, will be dependent on a number of factors, including:

•	ongoing review and analysis of geologic and engineering data;
•	the availability of sufficient capital resources to us and the other participants for drilling and completing of the locations;
•	the approval of the locations by other participants once additional data has been compiled;
•	economic and industry conditions at the time of drilling, including prevailing and anticipated prices for oil and natural gas and the availability and prices of drilling rigs and personnel;
•	the ability to maintain, extend or renew leases and permits on reasonable terms for the locations;
•	additional due diligence;
•	regulatory requirements and restrictions; and
•	the opportunity to divert our drilling budget to preferred locations.

Although we have identified or budgeted for numerous drilling locations, we may not be able to lease or drill those locations within our expected time frame or at all. Wells that are currently part of our capital plan may be based on results of drilling activities in other areas that we believe are geologically similar to a location rather than on analysis of seismic or other data in the location area, in which case actual drilling and results are likely to vary, possibly materially, from results in other areas. In addition, our drilling schedule may vary from our expectations because of future uncertainties, and our ability to produce oil, natural gas and NGLs may be significantly affected by the availability and prices of equipment and personnel.

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

As of December 31, 2018, approximately 71% of our total proved reserves were proved undeveloped. These reserve estimates reflected our plans to make significant capital expenditures to convert our proved undeveloped reserves into proved developed reserves. Our approximately 66.0 MMBoe of estimated proved undeveloped reserves will require an estimated $1,103.5 million of development capital over the next five years. Development of these undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Delays in the development of our reserves, increases in costs to drill and develop such reserves, or decreases in commodity prices will reduce the value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could require us to reclassify our proved undeveloped reserves as unproved reserves.

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

Certain of our undeveloped leasehold acreage is subject to leases that will expire unless production is established. For these properties, if production in commercial quantities has not been established on the leased property or units that include the leased property containing these leases, our leases will expire and we will lose our right to develop the related properties. As of December 31, 2018, 11,413 net acres of our total acreage position were not held by production, of which 2,532 net acres had expired as of the date of this annual report.  For the acreage underlying such properties, if production in paying quantities is not established on units containing these leases, or extensions are not successfully obtained, an additional 437 net acres will expire in 2019, and approximately 1,972 net acres will expire in 2020.

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

All of our producing properties are geographically concentrated in the Eagle Ford area.  As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in these areas caused by governmental regulation, processing or transportation capacity constraints, market limitations, availability of equipment and personnel, water shortages or other drought related conditions or interruption of the processing or transportation of oil, natural gas or NGLs, any of which could adversely affect our business, results of operations and financial condition.

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

Any of these events could significantly and adversely affect our anticipated exploration and development activities. Under our joint operating agreements, we will be required to pay our percentage interest share of all costs and liabilities incurred by the operator on behalf of the working interest owners in connection with joint venture activities. In common with other working interest owners, if we fail to pay our share of any costs and liabilities, we may be deemed to have elected non-participation with respect to operations affected and we may be subject to loss of interest through foreclosure of operator liens invoked by participating working interest owners which may subject us to non-consent penalties. We operated 96% of our net producing wells as of December 31, 2018.

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

The capitalized costs of our oil and natural gas properties, on an area of interest basis, cannot exceed the estimated discounted future net cash flows of that area of interest. If net capitalized costs exceed discounted future net revenues, we generally must write down the costs of each area of interest to the estimated discounted future net cash flows of that area of interest. We incurred impairment of oil and gas properties held for sale and impairment of exploration and evaluation assets totaling $43.2 million and $0.7 million, respectively, during 2018, and $5.4 million and $0.2 million, respectively, during 2017.

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

A portion of our oil and natural gas production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of adverse weather conditions or natural disasters, accidents, loss of pipeline or gathering system access, or field personnel issues or strikes. We may also voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted or curtailed, it could adversely affect our business and results of operations.

Our Credit Agreements have substantial restrictions and financial covenants that restrict our business and financing activities.

In April 2018, we and our wholly owned subsidiary Sundance Energy Inc. entered into a $250 million senior secured revolving credit facility (“Revolving Facility”) and a second lien term loan of $250 million (“Term Loan Facility”) (collectively, the “Credit Agreements”).

The operating and financial restrictions and covenants in our Credit Agreements restrict our ability to finance future operations or capital needs and to engage, expand or pursue our business activities. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by our results of operations and financial condition and events or circumstances beyond our control. If we violate any of the restrictions, covenants, ratios or tests in our Credit Agreements, our indebtedness may become immediately due and payable, the interest rates under our Credit Agreements may increase and the lenders’ commitment, if any, to make further loans to us may terminate. In the event that some or all of the amounts outstanding under our Credit Agreements are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts and our lenders could foreclose upon critical assets. As a result, we may be unable to complete any further development of our properties and it may affect our ability to continue as a going concern. For a description of our credit facilities, please see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.”

Borrowings under our Revolving Facility are limited by our borrowing base, which is subject to periodic redetermination.

The Revolving Facility had an initial borrowing base of $87.5 million, which was increased to $122.5 million on November 14, 2018, with $65.0 million outstanding as of December 31, 2018.  Subsequent to year-end, we increased our borrowings to $100.0 million, and our outstanding letters of credit (which reduces the borrowing availability under the Revolving Facility), increased from $12.0 million to $16.4 million, resulting in available borrowing capacity of $6.1 million.  The borrowing base under the Revolving Facility is redetermined at least semi-annually. Redeterminations are based upon a number of factors, including commodity prices and reserve levels. In addition, our lenders have substantial flexibility to reduce our borrowing base due to subjective factors. Upon a redetermination, we could be required to repay a portion of the debt owed under our Revolving Facility to the extent our outstanding borrowings at such time exceeds the redetermined borrowing base. We may not have sufficient funds to make such repayments, which could result in a default under the terms of our Revolving Facility and an acceleration of the loans outstanding under our Credit Agreements. Failure to timely pay these debt obligations when due could cause us to lose our assets through mortgage foreclosure, which would materially and adversely affect our business, results of operations and financial condition.

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

In addition, the federal government has the authority to regulate hydraulic fracturing on federal and tribal lands. Under the Obama administration, the Bureau of Land Management (“BLM”) issued its final regulations for hydraulic fracturing on federal and tribal lands that require, among other things, disclosure of chemicals, annulus pressure monitoring, flow back and produced water management and storage, and more stringent well integrity measures associated with hydraulic fracturing operations on public land. The regulations are the subject of litigation, which is still pending. At the U.S. federal level, hydraulic fracturing that does not involve the use of diesel fuels is exempt from regulation under the Safe Drinking Water Act (“SDWA”). However, the United States Congress (“Congress”) has considered and may continue to consider eliminating this regulatory exemption, which could subject hydraulic fracturing activities to regulation and permitting by the Environmental Protection Agency (“EPA”) under the SDWA. On June 28, 2016, the EPA issued final pre-treatment standards prohibiting the disposal of wastewater pollutants from on-shore unconventional oil and gas extraction facilities to publicly owned treatment works. EPA’s regulation of hydraulic fracturing may result in our incurring additional costs to comply with such requirements that may be significant in nature. Such regulation may result in our experiencing delays or curtailment in the pursuit of exploration, development, or production activities, and we could even be prohibited from drilling and/or completing certain wells.

Despite the existing regulatory exemption, the EPA has begun utilizing other legal authorities in various ways to regulate portions of the hydraulic fracturing process, exemplified by its issuance of regulations under the Clean Air Act limiting emission of pollutants during the hydraulic fracturing process, as well as its recent initiation of a proposed rulemaking under the Toxic Substances Control Act to obtain data on chemical substances and mixtures used in hydraulic fracturing. In addition, the United States Department of the Interior has proposed comprehensive regulations governing the use of hydraulic fracturing on federally managed lands.  Under the current administration, many of these regulations are under review and may be repealed or revised.

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

Historically, we have entered into a number of commodity derivative contracts in order to hedge a portion of our oil and natural gas production. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which requires the SEC and the Commodity Futures Trading Commission (“CFTC”) along with other federal agencies, to promulgate rules and regulations implementing the legislation. The CFTC issued new regulations to set position limits for certain futures, options and swap contracts in designated physical commodities, including, among others, oil and natural gas. Certain bona fide hedging transactions positions are exempt from these limits. The position limits regulation was vacated by the United States District Court for the District of Columbia in September 2012. The CFTC has appealed the District Court’s decision and it’s not possible at this time to predict when these regulations will become effective or whether the rules will be modified prior to becoming effective, so the impact of those provisions on us is uncertain at this time. The Dodd-Frank Act and CFTC rules have also designated certain types of swaps (thus far, only certain interest rate swaps and credit default swaps) for mandatory clearing and exchange trading, and may designate other types of swaps for mandatory clearing and exchange trading in the future. To the extent that we engage in such transactions or transactions that become subject to such rules in the future, we will be required to comply with the clearing and exchange trading requirements or to take steps to qualify for an exemption to such requirements. In addition, certain banking regulators and the CFTC have adopted final rules establishing minimum margin requirements for uncleared swaps. Although we expect to qualify for the end-user exception from margin requirements for swaps to other market participants, such as swap dealers, these rules may change the cost and availability of the swaps we use for hedging. If any of our swaps do not qualify for the commercial end-user exception, we could be required to post initial or variation margin, which would impact liquidity and reduce our cash. This would in turn reduce our ability to execute hedges to reduce risk and protect cash flows.

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

Tax laws and regulations may change over time and could adversely affect our business and financial condition.

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

Sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares or ADSs to decline. As of April 16, 2019, we had 687,462,327 ordinary shares outstanding, with 1,614,220 of our ordinary shares being held in the United States by 79 holders of record and 684,459,464 of our ordinary shares being held in Australia by 6,661 holders of record. Among these shares, 21,559,770 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares and ADSs outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. Sales, or perceived potential sales, by our existing shareholders and ADSs might make it more difficult for us to issue new equity or equity-related securities in the future at such a time and place as we deem appropriate.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2018. However, if we fail to maintain effective internal controls over financial reporting in the future, the presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

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

As a “foreign private issuer” we are not required to comply with all the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and related rules and regulations. Under SEC rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2019.

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

Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2018. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ending December 31, 2019. However, a separate determination is required after the close of each taxable year as to whether we are a PFIC. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year. A non-U.S. corporation will be considered a PFIC for a taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any taxable year during which a U.S. holder (as defined in Item 10.E. “Additional Information—Taxation—U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See Item 10.E. “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Corporations Act 2001 (“Corporations Act”). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s (or their associates’) voting power in us increasing from below 20% to more than 20%, or increasing from a starting point that is above 20%, though below 90%. Australian takeover laws are further detailed below. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our Board of Directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares and may further restrict the ability of our shareholders to obtain a premium from such transactions.

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

Item 4. Information on Sundance

A.          History and Development

Sundance Energy Australia Limited, a public onshore oil and natural gas company, was incorporated under the laws of Australia in December 2004. In April 2005, we completed an initial public offering of our ordinary shares and listing of these shares on the ASX under the symbol “SEA.”  In September 2016, we implemented a sponsored ADR program with The Bank of New York Mellon. Our ADSs are listed on Nasdaq under the symbol “SNDE.”  Each ADR represents 10 of our ordinary shares.

Our principal office is located at 633 17th Street, Suite 1950, Denver, Colorado 80202. Our telephone number is (303) 543‑5700. Our website address is www.sundanceenergy.net. Information on our website and the websites linked to it do not constitute part of this annual report. Our agent for service of process in the United States is Sundance Energy, Inc., which has its principal place of business at 633 17th Street, Suite 1950, Denver, Colorado 80202. More information can also be accessed from the SEC website (http://www.sec.gov) that contains reports, filings and information statements, and other information regarding issuers that file electronically with the SEC.

We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays, primarily in south Texas targeting the Eagle Ford formation (“Eagle Ford”).

Acquisitions

In April, 2018, we completed the acquisition of approximately 21,900 net acres in the oil and volatile oil windows of the Eagle Ford shale located in McMullen, Live Oak, Atascosa and La Salle counties in Texas for cash consideration of $215.8 million, after effective date to closing date adjustments of $5.8 million.  The purchase included approximately 132 gross (98.0 net) producing wells.

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

B.           Business Overview

We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. As of December 31, 2018, all of our oil and natural gas properties are located in South Texas and primarily target the Eagle Ford shale.

We intend to utilize our U.S.-based management and technical team to appraise, develop, produce and grow our portfolio of assets. Our strategy is to develop assets where we are the operator and have high working interests, which positions us to control the pace of our development and the allocation of our capital resources. As of December 31, 2018, we operated 96% of our net producing wells and our average working interest in our operated wells was approximately 92%.

Our Operations

Estimated Proved Reserves

The following table presents summary information regarding our estimated net proved oil and natural gas reserves as of the dates indicated. The estimates of our net proved reserves as of December 31, 2018 and 2017 are based on the reserve reports prepared by Ryder Scott, in accordance with the rules and regulations of the SEC regarding oil and natural gas reserve reporting. For more information about our proved reserves as of December 31, 2018 and 2017, please see the reports to management prepared by Ryder Scott, which have been filed or incorporated by reference, as exhibits to this annual report.

	As of December 31,
	2018	2017
Estimated proved reserves:
Oil (MBbls)	58,629	27,987
Natural gas (MMcf)	108,841	59,409
NGL (MBbls)	16,472	9,190
Total estimated proved reserves (MBoe)(1)	93,241	47,079
Estimated proved developed reserves:
Oil (MBbls)	16,742	8,987
Natural gas (MMcf)	33,169	21,078
NGL (MBbls)	4,927	3,244
Total estimated proved developed reserves (MBoe)(1)	27,197	15,744
Estimated proved undeveloped reserves:
Oil (MBbls)	41,887	19,000
Natural gas (MMcf)	75,672	38,331
NGL (MBbls)	11,545	5,946
Total estimated proved undeveloped reserves (MBoe)(1)	66,044	31,335
PV‑10 (in thousands)(2)	$1,109,847	$381,239
Standardized Measure (in thousands)	$990,484	$366,747

(1)	Certain totals may not add due to rounding.
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

The following table provides a reconciliation of PV‑10 to the Standardized Measure (in thousands):

	As of December 31,
	2018	2017
PV‑10 of proved reserves	$1,109,847	$381,239
Present value of future income tax discounted at 10%	(119,363)	(14,492)
Standardized Measure	$990,484	$366,747

Proved Undeveloped Reserves

At December 31, 2018, our proved undeveloped reserves, all of which are located in the Eagle Ford, were approximately 66,044 MBoe, an increase of 34,709 MBoe over our December 31, 2017 proved undeveloped reserves estimate of approximately 31,335 MBoe. The change primarily consisted of purchases of reserves of 41,069 MBoe (from its acquisition in second quarter of 2018) and extensions and discoveries of 11,904 MBoe, partially offset by downward revisions to previous estimates of approximately 9,303 MBoe and a decrease of 8,961 MBoe due to the conversion of proved undeveloped reserves to proved developed reserves.  The downward revisions were largely the result of changes to our five-year development plan as a result of our 2018 acquisition.  During the year ended December 31, 2018, we incurred capital expenditures of approximately $99.9 million to convert proved undeveloped reserves to proved developed reserves. The remainder of capital expenditures for our development and production assets for the period were related to wells in process, development of reserves that were not previously classified as proved, infrastructure and installation of artificial lift on proved developed producing reserves. All proved undeveloped locations are scheduled to be spud within the next five years.

Independent Reserve Engineers

The Company’s reserve estimates are calculated by Ryder Scott as of December 31, 2018 in accordance with SEC guidelines. The reserve estimates are based on, and fairly represent, information, supporting documentation prepared by, or under supervision of, Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado (Colorado No. 44720) and Texas (Texas No. 100578) with over 13 years of practical experience in estimation and evaluation of petroleum reserves. Mr. Gardner meets or exceeds the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We believe that he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Mr. Gardner consents to the inclusion in this report of the information and context in which it appears.

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

Ms. Trina Medina, Vice President of Reservoir Engineering, is responsible for oversight of the internal reservoir engineering department and preparation of the reserve estimates. Ms. Medina’s biography and qualifications can be found on page 70.

Acreage

We had the following developed, undeveloped and total acres as of December 31, 2018:

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford (1)	58,851	45,834	13,751	11,413	72,602	57,247

(1)	Includes 5,246 net acres located in Texas, targeting non-Eagle Ford formations.

Production and Pricing

	Year ended December 31,
	2018	2017	2016
Net Sales Volumes:
Oil (MBbls)	2,256.0	1,799.8	1,412.5
Natural gas (MMcf)	4,533.6	3,621.3	2,940.7
NGL (MBbls)	496.6	323.7	331.6
Oil equivalent (MBoe)	3,508.3	2,727.0	2,234.2
Average daily volumes (Boe/d)	9,612	7,471	6,104
Average Sales Price, before derivative settlements:
Oil (per Bbl)	$62.16	$49.53	$40.56
Natural gas (per Mcf)	2.65	2.41	1.68
NGL (per MBbls)	25.51	20.14	13.20
Average equivalent price (per Boe)	47.01	38.28	29.81
Expenses (per Boe):
Lease operating expenses	$8.04	$6.28	$5.04
Workover expense	1.64	1.94	0.75
Gathering, processing and transportation expense	2.46	-	-
Production tax expense	2.76	2.43	1.88
Total operating expenses	14.90	10.65	7.67
General and administrative expense, including employee benefits	7.87	6.73	5.42
Depreciation, depletion and amortization expense (1)	19.23	21.22	21.34

(1)Excludes depreciation related to corporate assets.

The following tables set forth information regarding our total production and average daily production for the periods indicated from our operating areas:

	Year ended					Year ended
	December 31, 2018					December 31, 2017
					Average					Average
		Natural		Oil	Daily		Natural		Oil	Daily
	Oil	Gas	NGL	Equivalent	Volume	Oil	Gas	NGL	Equivalent	Volume
	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)
Eagle Ford	2,256	4,534	497	3,508	9,612	1,778	3,427	299	2,648	7,257
Mississippian/ Woodford (1)	—	—	—	—	—	22	194	24	78	214
Total	2,256	4,534	497	3,508	9,612	1,800	3,621	323	2,727	7,471

	Year ended
	December 31, 2016
					Average
		Natural		Oil	Daily
	Oil	Gas	NGL	Equivalent	Volume
	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)
Eagle Ford	1,329	2,344	252	1,972	5,388
Mississippian/ Woodford(1)	83	597	80	262	716
Total	1,412	2,941	332	2,234	6,104

(1)	In May 2017, we divested our interests in our Mississippian/Woodford. See Item 4.A. “Information on Sundance — History and Development — Divestitures.”

Producing Wells

We had the following producing wells as of December 31, 2018:

			Natural Gas
	Oil Wells		Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford	275.0	219.4	—	—	275.0	219.4

Drilling Activity

The following table summarizes our drilling activity for the fiscal years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2018		2017		2016
	Gross	Net	Gross	Net	Gross	Net
Development wells
Oil	23	23.0	14	13.8	19	11.5
Natural Gas	—	—	—	—	—	—
Dry	—	—	—	—	—	—
Exploratory Wells
Oil	—	—	—	—	—	—
Natural Gas	—	—	—	—	—	—
Dry	—	—	—	—	—	—
Total Wells
Oil	23	23.0	14	13.8	19	11.5
Natural Gas	—	—	—	—	—	—
Dry	—	—	—	—	—	—
	23	23.0	14	13.8	19	11.5

As of December 31, 2018, we were in the process of drilling 2 gross (2.0 net) wells and 4 gross (4.0 net) wells were waiting on completion.

Principal Customers and Marketing

For the year ended December 31, 2018, purchases by three customers each accounted for over 10% of our total sales revenues. (34, 26 and 23 percent, respectively).  Customer 1, a large midstream company and production purchaser accounted for approximately 34% of our 2018 revenue.  We have a long-term contract in place with this customer, under which the Company is subject to MRCs for gathering, processing, transportation and marketing services totaling $70.6 million through 2022.  Customer 2, a large physical trading and logistics company, accounted for approximately 26% of our 2018 revenue.  We have an oil marketing agreement in place with Customer 2 through June 30, 2019, which can be extended for an additional three month term at our option, and then through December 31, 2019 if we and Customer 2 mutually agree.  To partially mitigate our exposure to credit risk, Customer 2 has a letter of credit in place for our benefit, and our agreement with Customer 2, requires it to make an estimated payment to us five business days after the 15th day of the delivery month and again five business days after the end of the delivery month (for sales for the 16th – last day of the month).  In the event that the customer defaults, we could draw upon the letter of credit.  Our marketing agreement with Customer 3 ended in June 2018.

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

Delivery Commitments

In connection with the acquisition on April 23, 2018, we entered into contracts with a large midstream company and production purchaser to provide gathering, processing, transportation and marketing of hydrocarbon production for the acquired properties.  The contracts contain MRCs that requires us to pay minimum annual fees related to gathering, processing, transportation and marketing.  Fixed fees per volumetric unit are expensed as incurred and settled with the midstream company on a monthly basis.   The following table summarizes the MRC (in thousands) by year:

	2019	2020	2021	2022	Total

Hydrocarbon handling and gathering agreement	$10,133	$14,449	$14,232	$6,852	$45,666
Crude oil and condensate marketing agreements	3,075	4,706	7,565	4,381	19,727
Gas processing agreement	1,993	2,020	-	-	4,013
Gas transportation agreements	588	595	-	-	1,183
Total MRC	$15,789	$21,770	$21,797	$11,233	$70,589

If, at the end of each calendar year during the term of the contract, we fail to satisfy its MRC with the fixed volume fees, we are required to pay a deficiency payment equal to the shortfall.  If the volumes and associated fees exceed the MRC in any contractual year, the overage can be applied to reduce the commitment, if any, in the following year.   Due to the timing of the acquisition, our development program was back-loaded in 2018, and we were unable to meet the commitments.  Therefore, we had a deficiency shortfall for 2018 of $2.8 million, which was paid in 2019.  The amount of the shortfall, if any, that may exist in future periods will be highly dependent on the timing of well completions and the production results from new drilling.  Based on our current development plan, we expect future production to satisfy our MRCs, with the exception of an immaterial planned shortfall in 2019.

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

Regulation of the Oil and Natural Gas Industry

Our operations are substantially affected by federal, state and local laws and regulations. In particular, oil and natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate producing oil and natural gas properties have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing, storing, treating, transporting and disposing of water and other materials used in the drilling and completion process, the disposal of waste generated through the drilling, operating and development of wells and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include regulation of the size of drilling and spacing units or proration units, the number of wells that may be drilled in an area, and the unitization of oil and natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas and that impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

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

Regulation of Transportation of Oil

Our sales of oil are affected by the availability, terms and cost of transportation. Interstate transportation of oil by pipeline is regulated by FERC pursuant to the Interstate Commerce Act of 1887 (“ICA”), the Energy Policy Act of 1992 (“EPAct 1992”), and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including interstate pipelines that transport oil and refined products (collectively referred to as “petroleum pipelines”), be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. EPAct 1992 deemed certain interstate petroleum pipeline rates then in effect to be just and reasonable under the ICA, which are commonly referred to as “grandfathered rates.” Pursuant to EPAct 1992, FERC also adopted a generally applicable rate-making methodology, which, as currently in effect, allows petroleum pipelines to change their rates provided they do not exceed prescribed ceiling levels that are tied to changes in the Producer Price Index for Finished Goods (“PPI”), plus 1.3%. For the five-year period beginning July 1, 2016, the index will be PPI plus 1.23%.

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

Onshore gathering services, which occur upstream of jurisdictional transmission services, are regulated by the states. Although the FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a jurisdictional transmission function, FERC’s determinations as to the classification of facilities is done on a case-by-case basis. To the extent that FERC issues an order that reclassifies transmission facilities as gathering facilities and, depending on the scope of that decision, our costs of getting gas to point of sale locations may increase. State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future. Deregulation of wellhead natural gas sales began with the enactment of the NGPA and culminated in the adoption of the Natural Gas Wellhead Decontrol Act, which removed all price controls affecting wellhead sales of natural gas effective January 1, 1993.

Intrastate natural gas transportation and facilities are also subject to regulation by state regulatory agencies and certain transportation services provided by intrastate pipelines are also regulated by FERC. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services vary from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Regulation of Production

The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

We own interests in properties located onshore in Texas. The State of Texas regulates drilling and operating activities by requiring, among other things, permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandonment of wells. States also govern a number of environmental and conservation matters, including the handling and disposing or discharge of waste materials, the size of drilling and spacing units or proration units and the density of wells that may be drilled, unitization of oil and gas properties and establishment of maximum rates of production from oil and gas wells. Some states have the power to prorate production to the market demand for oil and gas.

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

There have been initiatives to strengthen and expand pipeline safety regulations and to increase penalties for violations. In 2012, the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 was signed into law. This Act provides additional requirements related to spill and accident reporting, as well as more stringent oversight of pipelines and increased penalties for violations of safety rules. Since enactment, DOT has initiated a series of rulemakings to implement the new law. The 2011 reauthorization of DOT’s Pipeline and Hazardous Materials Safety Administration’s (“PHMSA”) pipeline safety program expired in 2015.  The Protecting Our Infrastructure of Pipelines and Enhancing Safety (“PIPES”) Act was signed into law on June 22, 2016. The PIPES Act strengthens the DOT’s safety authority and provides authorization for PHMSA to finish the requirements under the 2011 law. DOT has also recently promulgated new regulations extending safety rules to certain low-pressure, small-diameter pipelines in rural areas.

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

On August 3, 2015, the EPA released the final Clean Power Plan, which is a regulation designed to reduce carbon pollution from existing fossil fuel-fired power plants, including natural gas power plants.  Upon finalization of the Clean Power Plan, over twenty states and industry groups challenged the rule in the D.C. Circuit court and requested a stay of the rule. The Trump Administration is expected to significantly narrow the scope of the Clean Power Plan in a revised rule that will focus on limited emission reductions at existing coal-fired power plants.

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

Employee Health and Safety

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, as amended (the “OSH Act”), and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the OSH Act’s hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes require that information be maintained concerning hazardous materials used, produced or released in our operations and that this information be provided to employees, state and local government authorities and citizens. In March 2016, OSHA regulates worker exposure to respirable dust from silica sand, a common additive to hydraulic fracturing fluids. The key provisions of the rule require the following: (i) reduces the permissible exposure limit (PEL) for respirable crystalline silica to 50 micrograms per cubic meter of air, averaged over an 8‑hour shift; (ii) requires employers to: use engineering controls (such as water or ventilation) to limit worker exposure to the PEL; provide respirators when engineering controls cannot adequately limit exposure; limit worker access to high exposure areas; develop a written exposure control plan, offer medical exams to highly exposed workers, and train workers on silica risks and how to limit exposures; (iii) provides medical exams to monitor highly exposed workers and gives them information about their lung health; and (iv) provides flexibility to help employers protect workers from silica exposure.  Workers at drill sites may be exposed to excessive levels of respirable silica sand, which can cause lung disease and cancer. Increasing concerns about worker safety at drill sites may lead to increased regulation and enforcement or related tort claims by our employees. Implementation of engineering and workplace controls to comply with the rule may require significant investment.

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

Federal agencies have also begun to directly regulate hydraulic fracturing. The EPA has recently asserted federal regulatory authority over, and issued permitting guidance for, hydraulic fracturing involving diesel additives under the SDWA’s UIC Program. As a result, service providers or companies that use diesel products in the hydraulic fracturing process are expected to be subject to additional permitting requirements or enforcement actions under the SDWA. On June 28, 2016, the EPA promulgated pretreatment standards for oil and gas extraction category that prohibit the discharge of wastewater pollutants from onshore unconventional oil and gas extraction facilities to publicly owned treatment works.  The EPA is also conducting a study of private wastewater treatment facilities accepting oil and gas extraction wastewater.  The EPA is collecting data and information related to the extent to which such wastewater is accepted, available treatment technologies, discharge characteristics and other information. The use of surface impoundments (i.e., pits or surface storage tanks) for the temporary storage of hydraulic fracturing fluids for re-use or prior to disposal may also be regulated. The EPA is also collecting information as part of a multi-year study into the effects of hydraulic fracturing on drinking water. The U.S. Department of the Interior has likewise developed comprehensive regulations for hydraulic fracturing on federal land although the federal government’s authority to regulate fracking on public and tribal lands is the subject of ongoing litigation.   These regulatory developments have the potential to create additional permitting, technology, recordkeeping and site study requirements, among others, for our business.  However, under the Trump Administration, we would expect no new significant requirements on hydraulic fracking.

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

Insurance Matters

As is common in the oil and gas industry, we do not insure fully against all risks associated with our business, either because such insurance is not available or because premium costs are considered prohibitive. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations or cash flows.

C.          Organizational Structure

The following is the organizational structure of Sundance Energy Australia Limited:

In January 2018, we reorganized our corporate structure, which included deregistering Armadillo Petroleum Ltd and merging Armadillo Eagle Ford Holdings, Inc. into Armadillo E&P, Inc.  These changes are reflected in the organization chart above. Substantially all of our oil and natural gas operations are conducted by our subsidiaries Sundance Energy, Inc., Armadillo E&P, Inc., SEA Eagle Ford, LLC and New Standard Energy Texas, LLC with the exception of a 17.5% non-operated working interest in Petroleum Exploration License 570 in South Australia which we acquired in 2015. The majority of our corporate general and administrative expenditures are incurred within Sundance Energy, Inc.

D.          Property, Plant and Equipment

Our Properties

Eagle Ford

As of December 31, 2018, our Eagle Ford properties consisted of approximately 63,413 gross (52,001 net) acres that are primarily located in McMullen, Live Oak, Atascosa, La Salle, and Dimmit County, Texas, primarily in the volatile oil window of the Eagle Ford trend.

For the year ended December 31, 2018, we had average net daily sales of approximately 9,612 Boe/d from our properties. During 2018, we invested $177.5 million in development and production related activities, completing a total of 23 gross (23.0 net) Eagle Ford wells and infrastructure projects.  Our 2019 capital program is expected to be funded through cash flow from operations supplemented at times through borrowing on our Revolving Facility.  We expect the debt draws made in early 2019 will be repaid over the remainder of the year. (see Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.).

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

Overview

The Group’s business strategy is to generate production, cash flow, and reserves growth within free cash flow (defined as operating cash flow excluding working capital changes). Our current activity is focused in the Eagle Ford.

We intend to utilize our U.S.-based management and technical team to appraise, develop, produce and grow our portfolio of assets. Our strategy is to develop assets where we are the operator and have high working interests, which positions us to control the pace of our development and the allocation of our capital resources. As of December 31, 2018, we operated 96% of our net producing wells and our average working interest in our operated wells was approximately 92%.

We have accumulated nearly 30,000 net acres in the Eagle Ford over the past three years (exclusive of non-core acreage expirations).  The most recent acquisition has positioned the Company to complete more effectively in this market by offering economies of scale and positioning the Company to compete for further acquisition opportunities in this area.  See Item 4.A. “Information on Sundance — History and Development—Acquisitions” and “—Divestitures.”

As of December 31, 2018, Ryder Scott estimated our proved reserves to be approximately 93.2 MMBoe of which 63% are oil, 19% are natural gas and 18% are NGLs, with a PV‑10 of $1,109.8 million.

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

Sales Volumes

Sales volumes directly impact our results of operations. Based on the expected timing of our drilling schedule and decline curves, we determine our oil and natural gas sales budgets and forecasts. We assess our actual production performance by comparing oil and natural gas sales to budgets, forecasts and prior periods. In addition, we compare our initial production rates compared to our peers. For more information about our sales volumes, see Item 4. “Information on Sundance—Business Overview—Our Operations—Production and Pricing.”

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

Location differentials to NYMEX-WTI prices result from variances in transportation costs based on the proximity to the major consuming and refining markets. Oil that is produced close to major consuming and refining markets is in higher demand as compared to oil that is produced farther from such markets. Consequently, oil that is produced close to major consuming and refining markets normally realizes a higher price (i.e., a lower location differential to NYMEX-WTI).

Oil prices have historically been extremely volatile, and we expect this volatility to continue into 2019. For example, the NYMEX-WTI oil price ranged from a high of $77.41 per Bbl to a low of $44.48 per Bbl during 2018.  The realized price per Bbl varies primarily due to transportation costs, mainly trucking costs and pipeline tariffs, and regional basis differentials.

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

Natural gas prices have historically been extremely volatile, and we expect the volatility to continue into 2019.  The NYMEX-Henry Hub natural gas price ranged from a high of $6.24 per MMBtu to a low of $2.49 per MMBtu during 2018.  Our realized gas price per MMBtu varies by basin based upon transportation costs, mainly pipeline tariffs, as well as liquids premiums and regional basis differentials.

Commodity Derivative Contracts. We have adopted a commodity derivative policy designed to minimize volatility in our cash flows from changes in commodity prices.  The Group’s policy is to hedge at least 50% of its the reasonably projected oil & gas production from the Proved Reserves classified as “Developed Producing Reserves” for a rolling 36 month period, but not more than 80% of the reasonably projected production from the Proved Reserves for 36 months and not more than 80% of the reasonably projected production from the Proved reserves classified as Developed Producing Reserves for months 37-60, as required by its Revolving Facility agreement.  The Group has not elected to utilize hedge accounting treatment and changes in fair value are recognized in the statement of profit or loss and other comprehensive income. For more information on our commodity derivative policy, see Item 11 “Quantitative and Qualitative Disclosure About Market Risk.”

Lease Operating and Workover Expenses (“LOE”).  We strive to increase our production levels to maximize our revenue. We evaluate operating costs to determine reserves, rates of return, and current and long-term profitability of our wells. We expect expenses for water disposal, direct labor, utilities, compression and other equipment rentals and materials and supplies to comprise the most significant portion of our oil and natural gas production expenses. Oil and natural gas production expenses do not include general and administrative costs or production and other taxes. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities may result in increased oil and natural gas production expenses during periods the repairs are performed.

A significant portion of our operating cost components are variable and may increase or decrease as the level of produced hydrocarbons and water increases or decreases. For example, we incur power costs in connection with various production-related activities, such as pumping to recover oil and natural gas and separation and treatment of water produced in connection with our oil and natural gas production. Over the life of hydrocarbon fields, the amount of water produced may increase and, as pressure declines in natural gas wells that also produce water, more power will be needed for artificial lift systems that help to remove water produced from the wells. Thus, production of a given volume of hydrocarbons may become more expensive each year as the cumulative oil and natural gas produced from a field increases until additional production becomes uneconomic. Our lease operating and production expense are both included in lease operating and workover expenses.

Production and Ad Valorem Taxes. Texas regulates the development, production, gathering and sale of oil and natural gas, including imposing production taxes. The state currently imposes a production tax equal to 4.6% of the market value of oil sold, and a regulatory fee of 0.625% per barrel of oil sold. The State of Texas also imposes a production tax equal to 7.5% of the market value of the natural gas sold, and a regulatory fee of 0.0667% per Mcf of gas sold. The effective rates may be lower than the statutory rates due to certain marketing deductions, primarily on natural gas production. In addition to the state taxes, McMullen, Atascosa, Live Oak, La Salle and Dimmit Counties, Texas assesses an annual ad valorem tax which varies by county and is currently estimated to range from 1.5% to 2.1% of the gross annual oil and gas sales value.

Generally, production taxes include taxes calculated on production volumes and sales values. Lease operating expenses include ad valorem taxes which are calculated on asset values.

General and Administrative Expenses (“G&A”). G&A expenses are comprised of employee benefits expense (including salaries and wages) and administrative expenses. Employee benefits expense includes salaries, wages and related benefits for our corporate personnel. Share-based compensation expense, including restricted share units and deferred cash awards, is expensed in the consolidated statement of profit or loss and other comprehensive income (loss) over the vesting period. The total amount expensed over the vesting period is determined by reference to the fair value of the units at the grant date. Administrative expenses include overhead costs, such as maintaining our headquarters, costs of managing our production and development operations, audit and other fees for professional services, including legal compliance.

We capitalize overhead costs, including salaries, wages, benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties.

Adjusted EBITDAX

Adjusted EBITDAX is a supplemental, non-IFRS financial measure and is defined as our earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation, gains and losses on commodity hedging, net of settlements of commodity hedging and certain other non-cash or non-recurring items of income (loss). We use this non-IFRS measure primarily to compare our results with other companies in the industry that make a similar disclosure, evaluate our operating performance and identify operating trends (which may otherwise be masked by the excluded items). We believe that this measure may also be useful to investors for the same purpose. Investors should not consider this measure in isolation or as a substitute for operating income, or any other measure for determining our operating performance that is calculated in accordance with IFRS. See Item 3.A. “Key Information—Selected Financial Data—Adjusted EBITDAX” for a reconciliation between Adjusted EBITDAX and profit (loss) attributable to owners of the Company.

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

In addition, we note that our significant accounting policies are detailed in Note 1 to our consolidated financial statements for the fiscal year ended December 31, 2018.

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

At each reporting date, we review our development and production assets for indicators of impairment or impairment reversal.  If there is an indication of impairment, we will ensure the carrying amount of the assets is not in excess of the recoverable amount.  The recoverable amount of an asset is the greater of its fair value less costs to sell (“FVLCS”) or its value-in-use (“VIU”). Development and production assets are assessed for impairment on a cash-generating unit basis. A cash-generating unit (“CGU”) is the smallest grouping of assets that generates independent cash inflows. We assess a CGU as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

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

At December 31, 2018, the Company’s market capitalization was lower than the net book value of the Company’s net assets, which is deemed to be an indicator of impairment as described by International Accounting Standard (“IAS”) 36; as a result we performed an analysis of impairment.  We estimated the VIU of the development and production assets using the income approach.  For our analysis at December 31, 2018, we estimated the WTI price/Bbl to be $57.50 in 2019, $60.00 in 2020, $62.50 in 2021, $65.00 for 2022, $67.50 in 2023 and $70.00/Bbl in 2024 and thereafter, and the Brent price/Bbl to be $65.00 in 2019, $66.00 in 2020, $67.00 in 2021, $68.00 in 2022, $69.00 in 2023 and $70.00 in 2024 and thereafter. The discount rates applied to the future forecasted cash flows are based on a third party participant’s pre-tax weighted average cost of capital, which were 10% and 20% for proved developed producing and proved undeveloped properties, respectively.   Our estimate of the recoverable amount using the VIU model at December 31, 2018 exceeded the carrying value of development and production and, therefore, no impairment was required.

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

Assets Held For Sale

Assets held for sale are to be measured at the lower of FVLCS or the carrying value of the assets. The Company wrote down the asset group to the expected adjusted purchase price proceeds, less anticipated external broker marketing costs, which resulted in year-to-date impairment expense of $43.2 million. The Company’s estimate of the expected adjusted purchase price proceeds was based upon comparable transactions and provided by the third-party broker that is marketing the properties on the Company’s behalf.

Exploration and Evaluation Assets

Exploration and evaluation assets incurred are accumulated in respect of each identifiable area of interest. These costs are capitalized to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. Any such estimates and assumptions may change as new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, for example a dry hole, the relevant capitalized amount is written off in the consolidated statement of profit or loss and other comprehensive income in the period in which new information becomes available. The costs of assets constructed within Sundance includes the leasehold cost, geological and geophysical costs, and an appropriate proportion of fixed and variable overheads directly attributable to the exploration and acquisition of undeveloped oil and gas properties.

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

The carrying amounts of our exploration and evaluation assets are reviewed at each reporting date, in conjunction with the impairment review process referred to in Note 1 to our consolidated financial statements for the year ended December 31, 2018, to determine whether any impairment indicators exists. Impairment indicators could include i) tenure over the license area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and management has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the income statement.

In assessing value-in-use, an asset’s estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs. Under a fair value less costs to sell calculation, we consider market data related to recent transactions for similar assets.

During the year ended December 31, 2018, we recorded impairment expense of $0.7 million related to reimbursement of our share of additional capital costs incurred by the operator during 2018 at its Cooper Basin properties, which we had previously fully impaired in 2017.

Derivative Financial Instruments

We use derivative financial instruments to hedge our exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity price swap, option and costless collar contracts. The use of these instruments is subject to policies and procedures as approved by our Board of Directors. We do not trade in derivative financial instruments for speculative purposes. None of our derivative contracts have been designated as cash flow hedges for accounting purposes. Derivative financial instruments are initially recognized at cost. Subsequent to initial recognition, derivative financial instruments are recognized at fair value. The derivatives are valued on a mark-to-market valuation, and the gain or loss on re-measurement to fair value is recognized through the statement of profit or loss and other comprehensive income. The estimated fair value of our derivative instruments requires substantial judgment. These values are based upon, among other things, option pricing models, futures prices, volatility, time to maturity and credit risk. The values we report in our financial statements change as these estimates are revised to reflect actual results, changes in market conditions or other factors, many of which are beyond our control. The effect on profit and equity as a result of changes in oil prices is included in “Quantitative and Qualitative Disclosures About Market Risk, Oil Prices Risk Sensitivity Analysis.”

Estimates of Reserve Quantities

The estimated quantities of hydrocarbon reserves reported by the consolidated entity are integral to the calculation of depletion expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. For purposes of the calculation of depletion expense and the assessment of possible impairment of assets, other than pricing assumptions discussed in Note 20 to the Consolidated Financial Statements, management prepares reserve estimates that conform to the definitions contained in Rule 4‑10(a) of Regulation S-X. These assessments require assumptions to be made regarding future development and production costs, commodity prices, development plans and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period and as additional geological data is generated during the course of operations. These reserve estimates may differ from estimates prepared in accordance with the rules and regulations of the SEC regarding oil and natural gas reserve reporting.

Income taxes

We provide for deferred income taxes on the difference between the tax basis of an asset or liability and its carrying amount in our financial statements. This difference will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in predicting when these events may occur and whether recovery of an asset is more likely than not, including judgments and assumptions about future taxable income and future operating conditions (particularly as related to prevailing oil and natural gas prices). For the year ended December 31, 2018, we did not recognize tax assets of $47.2 million as the recovery was not determined to be more likely than not. Some or all of these deferred tax assets could be recognized in future periods against future taxable income.

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

Because our Australian operations are not significant to the consolidated profit or loss, foreign income taxes are not significant to consolidated income tax expense. Our effective and statutory income tax rates could be impacted by the state income tax rates in which we operate, and the effective and statutory income tax rates are not significantly different as the amount of permanent differences resulting from treatment that differs for assets and liabilities for financial and tax reporting purposes is not significant. The tax impact of temporary differences, primarily development and production assets and exploration and evaluation expenditures, is reflected in deferred income taxes. At December 31, 2018 and 2017, we had no unrecognized tax benefits that would impact our effective tax rate and we have not provided for interest or penalties related to uncertain tax positions. See Note 8 to the consolidated financial statements.

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

Comparison of Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this annual report. Comparative results of operations for the periods indicated are discussed below.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Revenues and Sales Volume. The following table provides the components of our revenues for the years ended December 31, 2018 and 2017, as well as each period’s respective sales volumes:

	Year ended
	December 31,
	2018	2017	Change in $	Change as %
Revenue (In $ ’000s):
Oil sales	$140,232	$89,136	$51,096	57.3
Natural gas sales	12,025	8,743	3,282	37.5
NGL sales	12,668	6,520	6,148	94.3
Product revenue	$164,925	$104,399	$60,526	58.0

v

	Year ended
	December 31,
	2018	2017	Change in Volume	Change as %
Net sales volumes:
Oil (Bbls)	2,256,043	1,799,752	456,291	25.4
Natural gas (Mcf)	4,533,604	3,621,289	912,315	25.2
NGL (Bbls)	496,624	323,669	172,955	53.4
Oil equivalent (Boe)	3,508,268	2,726,969	781,299	28.7
Average daily production (Boe/d)	9,612	7,471	2,141	28.7

Barrel of oil equivalent (“Boe”) and average net daily production (Boe/d). Sales volumes increased by 781,299 (2,141 Boe/d) to 3,508,268 Boe (9,612 Boe/d) for the year ended December 31, 2018 compared to 2,726,969 Boe (7,471 Boe/d) for the prior year primarily due the completion of 23 net wells (approximately 3,200 Boe/d) and the acquired production from its 2018 Eagle Ford acquisition (approximately 1,300 Boe/d), offset by lower production on its existing wells due to normal production declines. Seven of the 23 new wells were drilled on the Company’s legacy acreage and 16 were drilled on the recently acquired acreage. Our sales volume is oil-weighted, with oil representing 64% and 66% of total sales volume for the years ended December 31, 2018 and 2017, respectively.

Oil sales. Oil sales increased by $51.1 million (57%) to $140.2 million for the year ended December 31, 2018 from $89.1 million for the prior year. The increase in oil revenue was the result of improved product pricing ($28.5 million) and higher oil production ($22.6 million). The average realized price on the sale of our oil increased by 26% to $62.16 per Bbl for the year ended December 31, 2018 from $49.53 per Bbl for the prior year. The realized price does not include the gain or loss on realized oil hedges that were settled during the year. Oil sales volumes increased 25% to 2,256,043 Bbls for the year ended December 31, 2018 compared to 1,799,752 Bbls for the prior year. The increase in oil sales volumes is primarily due to the sales from the new wells drilled in 2018. Better than expected well performance from wells developed on the acquired acreage resulted in increased line pressure and capacity constraints at a third-party processing facility in late 2018. The third-party processor expects to resolve the constraint issue in the first half of 2019.

Natural gas sales. Natural gas sales increased by $3.3 million (38%) to $12.0 million for the year ended  December 31, 2018 from $8.7 million for the prior year. The increase in natural gas revenues was primarily the result of higher sales volumes ($2.2 million) as well as better product pricing ($1.1 million). Natural gas sales volumes increased 912,315 Mcf (25%) to 4,533,604 Mcf for the year ended December 31, 2018 compared to 3,621,289 Mcf for the prior year. The average realized price on the sale of our natural gas increased by 10% to $2.65 per Mcf (net of certain transportation and marketing costs) for the year ended December 31, 2018 from $2.41 per Mcf for the prior year.

NGL sales. NGL sales increased by $6.1 million (94%) to $12.7 million for the year ended December 31, 2018 from $6.5 million for the prior year. The increase in NGL revenues was the result of higher sales volumes ($3.5 million) and better product pricing ($2.7 million). NGL sales volumes increased 172,955 Bbls (53%) to 496,624 Bbls for the year ended December 31, 2018 compared to 323,669 Bbls for the prior year. The average realized price on the sale of our natural gas liquids increased by 27% to $25.51 per Bbl for the year ended 31 December 2018 from $20.14 per Bbl for the prior year.

	Year ended December 31,
Selected per Boe metrics	2018	2017	Change	Change as %
Total oil, natural gas and NGL revenues, before derivative settlements	$47.01	$38.28	$8.73	22.8
Lease operating expense (1)	(8.04)	(6.28)	(1.76)	28.0
Workover expense (1)	(1.64)	(1.94)	0.30	(15.5)
Gathering, processing and transportation expense	(2.46)	—	(2.46)	100.0
Production taxes	(2.76)	(2.43)	(0.33)	13.6
Depreciation, depletion and amortization	(19.23)	(21.22)	1.99	(9.4)
General and administrative expense	(7.87)	(6.73)	(1.14)	16.9

(1)Lease operating expense and workover expense are included together in lease operating and workover expenses on the consolidated statement of profit or loss and other comprehensive loss.

Lease operating expense+. Our LOE increased by $11.1 million (65%) to $28.2 million for the year ended December 31, 2018 from $17.1 million in the prior year, and increased $1.76 per Boe to $8.04 per Boe from $6.28 per Boe. The LOE per Boe increase is primarily due to LOE per Boe on acquired producing properties being higher than LOE Sundance legacy properties.

Workover expense. Our workover expenses increased by $0.5 million (9%) to $5.8 million for the year ended December 31, 2018 from $5.3 million in the prior year, and decreased $0.30 per Boe to $1.64 per Boe from $1.94 per Boe in the prior year. Approximately $2.2 million ($0.62 per Boe) of the workover expense incurred in 2018 was planned for restoring and increasing production from acquired producing wells as a result of the previous operator deferring maintenance, which resulted in sales volume uplift of approximately 300 Boe/d.

Gathering, processing and transportation expense. Our gathering, processing and transportation expense totaled $8.6 million ($2.46 per Boe) for the year ended December 31, 2018. Approximately $5.9 million of the gathering, processing and transportation expenses ($1.67 per Boe) related to costs incurred in normal course under various midstream agreements associated with its newly acquired Eagle Ford assets. For legacy assets, these costs are incurred after control is transferred and are instead recorded as a reduction to the product sales price. The midstream agreements contain minimum revenue commitments related to fees due on oil, natural gas and NGL volumes gathered, processed and/or transported. Under the terms of the contracts, if the Company fails to pay fees equal to or greater than the minimum revenue commitment under any of the contracts, we are required to pay a deficiency payment equal to the shortfall. Due to the timing of the acquisition, our development program was backloaded in 2018, and we were unable to meet the commitments. Therefore, we had a deficiency shortfall for 2018 of $2.8 million, or $0.79 per Boe, which was paid in early 2019. See Commitments on page 67 for additional information.

Production taxes. Our production taxes increased by $3.1 million (46%) to $9.7 million for the year ended December 31, 2018 from $6.6 million for the prior year, but decreased slightly as a percent of revenue. Due to higher marketing cost deductions allowable for severance taxes (state imposed taxes on the extraction of oil and natural gas) on some of its wells, the Company is not subject to the full statutory gas severance tax. This severance tax benefit disproportionately affects the Company’s newly acquired wells.

Depletion, depreciation and amortization expense (“DD&A”). Our DD&A expense related to development and production assets increased by $9.6 million (17%) to $67.5 million for the year ended December 31, 2018 from $57.9 million for the prior year but decreased on a per Boe basis; 2018 DD&A was $19.23 per Boe compared to $21.22 per Boe in 2017.

Impairment expense. The Company recorded an impairment expense of $43.9 million for the year ended December 31, 2018 on the Company’s oil and gas assets, primarily related to reducing the carrying value of its Dimmit County assets held for sale by $43.2 million to the estimated net sales proceeds, less the costs to sell the assets. DD&A is not recorded on the Dimmit County assets held for sale. Impairment expense of $0.7 million was also recorded for the Company’s Cooper Basin exploration and evaluation asset. The Company had impairment expense of $5.6 million in the year ended December 31, 2017 ($5.4 million related to Dimmit County, and $0.2 million to Cooper Basin).

General & Administrative expense. G&A increased by $9.3 million (51%) to $27.6 million for the year ended December 31, 2018 as compared to $18.3 million for the prior year. The increase in G&A was primarily due to transaction costs related to the Company’s Eagle Ford acquisition totaling $12.4 million, or $3.53 per Boe. G&A, excluding transaction costs, decreased as compared to prior year due to lower professional fees ($2.6 million) and lower share-based compensation expense ($1.4 million) offset by higher employee related expenses ($1.8 million).

Finance costs, net of amounts capitalized. Finance costs, net of amounts capitalized to exploration and development, increased by $11.9 million to $25.4 million for the year ended December 31, 2018 as compared to $13.5 million in the prior year. The increase primarily relates to higher average outstanding debt, as a result of the Company’s new term loan and revolving credit facility. In addition, market interest rates have increased, as well as the average margin on our term loan.

Loss on debt extinguishment. In 2018, the Company recognized a loss of $2.4 million related to the write-off of deferred financing costs on repayment of its previous credit facilities.

Loss on sale of non-current assets. In 2018, we did not recognize a gain or loss on the sale of any non-current assets. In 2017, we recognized a $1.4 million loss on the sale of non-current assets, primarily related to our Oklahoma assets disposition.

Gain/loss on commodity derivative financial instruments. We had a gain on derivative financial instruments of $40.2 million for the year ended December 31, 2018 as compared to a $2.9 million loss in the prior year. The gain on commodity hedging consisted of $40.8 million of unrealized gains on commodity derivative contracts and $0.6 million of realized losses on commodity derivative contracts for the year ended December 31, 2018. The prior year loss on commodity hedging consisted of $1.2 million of unrealized losses on commodity derivative contracts and $1.6 million of realized losses on commodity derivative contracts. During 2018, the Company increased the quantity of contracted volumes as compared to the prior year to reflect higher expected future production and to contract farther into the future as allowed under our new Credit Agreements.

The following is a summary of our open oil and natural gas derivative contracts at December 31, 2018:

Oil Derivatives	Weighted Average WTI/LLS (1)			Weighted Average Brent (1)
Year	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling
2019	1,238,000	$58.83	$65.24	989,000	$61.89	$69.17
2020	1,326,000	$53.66	$59.56	—	$—	$—
2021	612,000	$48.49	$59.23	—	$—	$—
2022	528,000	$45.68	$60.83	—	$—	$—
2023	160,000	$40.00	$63.10	—	$—	$—
Total	3,864,000	$52.84	$61.65	989,000	$61.89	$69.17

Gas Derivatives (HH/HSC)	Weighted Average (1)
Year	Units (Mcf)	Floor	Ceiling
2019	3,372,000	$2.99	$3.23
2020	1,536,000	$2.65	$2.70
2021	1,200,000	$2.66	$2.66
2022	1,080,000	$2.69	$2.69
2023	240,000	$2.64	$2.64
Total	7,428,000	$2.81	$2.93

(1)

Our outstanding derivative positions include swaps totaling 1,279,000 Bbls and 6,180,000 Mcf, which are included in both the weighted average floor and ceiling value. Additionally, certain volumes in the table above are subject to 3-way collars. 60,000 Bbls in 2019 and 36,000 Bbls in 2020 are hedged via structures containing an additional short put option at a $30 strike price, and 300,000 Bbls in each 2020, 2021 and 2022 contain an additional short put option with a $35 strike price. The put option strike price is not factored into the floor in the table above.

In addition to the oil and natural gas derivatives, we had outstanding derivative positions related to propane call options sold in July 2018.  A total of 312,000 Bbls with a strike price of $0.76 per unit is contracted in 2019 and 271,000 Bbls with a strike price of $0.70 per unit is contract in 2020.

Subsequent to year end, we entered into 1) 1,205,000 Bbls of swap contracts for the years 2019 to 2021 with an average weighted price of $59.35/Bbl 2) 120,000 Bbls of 2019 collars with a floor of $62.00/Bbl and weighted average ceiling of $66.75/Bbl 3) basis hedges for 1,703,000 Bbls for the years 2019 to 2021 at a weighted average price of $5.63/Bbl and 4) put spreads for 136,000 Bbls for the years 2020 and 2021 to enhance existing contracts.

Gain on foreign currency derivative financial instruments. We entered into foreign currency derivatives to protect our funds generated in the capital raise from changes in the AUD to USD exchange rate during the period from launch of equity raise to receipt of funds. In 2018, we realized a gain of $6.8 million related to these foreign currency derivative contracts.

Loss on interest rate derivative financial instruments. In 2018, we entered into interest rate swaps to protect our cash flow from fluctuations in the floating component of the interest rate charged under our credit facilities. The loss on interest rate derivative financial instruments consisted of $2.1 million of unrealized loss on the interest rate swaps and $0.3 million of realized losses from interest rate swap settlements for the year ended December 31, 2018.  As of December 31, 2018, we have entered into swaps to fix the interest rate for approximately 75% of our current Term Loan balance through June 2019, and 50% of the current Term Loan through June 2023.

Income taxes. The components of our provision for income taxes are as follows:

	Year ended December 31,
(In $’000s)	2018	2017	Change in $	Change as %
Current tax expense/(benefit)	2,301	(4,688)	6,989	(149.1)
Deferred tax expense	15,189	2,815	12,374	439.6
Total income tax expense/(benefit)	17,490	(1,873)	19,363	(1,033.8)
Combined Federal and state effective tax rate	(164.2)%	7.7%	(171.9)%	(2,231.5)

Please refer to the tax rate reconciliation in Note 8 of the Financial Statements for more information regarding the differences between our combined Federal and state effective tax rate and Group’s statutory tax rate of 30%.

Loss attributable to owners of the Company. Loss attributable to owners of the Company was $(28.1) million for the year ended December 31, 2018 an increase from $(22.4) million for the year ended December 31, 2017, for the reasons discussed above.

Adjusted EBITDAX.   The following provides Adjusted EBITDAX and EBITDAX margin for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017	Change	Change as %
Adjusted EBITDAX (In $’000s)	100,092	57,190	42,902	75.0
Adjusted EBITDAX Margin (as percent of revenue)	61	55	6	10.9

The overall increase in Adjusted EBITDAX in 2018 as compared to prior year was primarily driven by the increase in higher production volumes, including those resulting from the April 23, 2018 acquisition of producing wells, and from the drilling and completion of acquired and legacy undeveloped reserves, and commodity prices, and reduced G&A costs, exclusive of transaction-related costs, partially offset by higher LOE and gathering, processing and transportation expense, exclusive of the MRC, associated with higher production volumes.

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

Oil sales. Oil sales increased by $31.8 million (56%) to $89.1 million for the year ended December 31, 2017 from $57.3 million for the prior year. The increase in oil revenues was the result of the increase in product pricing ($16.1 million), coupled with an increase in oil production ($15.7 million).  The average price we realized on the sale of our oil increased by 22% to $49.53 per Bbl for the year ended December 31, 2017 from $40.56 per Bbl for the prior year.  Oil production volumes increased 27% to 1,799,752 Bbls for the year ended December 31, 2017 compared to 1,412,475 Bbls for the prior year.

Natural gas sales. Natural gas sales increased by $3.8 million (77%) to $8.7 million for the year ended December 31, 2017 from $4.9 million for the prior year. The increase in natural gas revenues was primarily the result of higher product pricing ($2.7 million) with increased production volumes further contributing to the increase in revenue ($1.1 million).  Natural gas production volumes increased 680,574 Mcf (23%) to 3,621,289 Mcf for the year ended December 31, 2017 compared to 2,940,715 Mcf for the prior year due to slightly higher gas-oil ratios on wells completed during the year. The average price we realized on the sale of our natural gas increased by 44% to $2.41 per Mcf (net of transportation and marketing) for the year ended December 31, 2017 from $1.68 per Mcf for the prior year.

NGL sales. NGL sales increased by $2.1 million (49%) to $6.5 million for the year ended December 31, 2017 from $4.4 million for the prior year. The increase in NGL revenues was the result of better product pricing ($2.2 million) partially offset by lower production volumes ($0.1 million). The average price we realized on the sale of our natural gas liquids increased by 53% to $20.14 per Bbl for the year ended December 31, 2017 from $13.20 per Bbl for the prior year.  NGL production volumes decreased 7,953 Bbls (2%) to 323,669 Bbls for the year ended December 31, 2017 compared to 331,622 Bbls for the prior year.

	Year ended
	December 31,
Selected per Boe metrics	2017	2016	Change	Change as %
Total oil, natural gas and NGL revenues, before derivative settlements	$38.28	$29.81	$8.47	28.4
Lease operating expense	(6.28)	(5.04)	(1.24)	24.6
Workover expense	(1.94)	(0.75)	(1.19)	158.3
Production taxes	(2.43)	(1.88)	(0.55)	29.0
Depreciation, depletion and amortization	(21.22)	(21.34)	0.12	(0.6)
General and administrative expense	(6.73)	(5.42)	(1.31)	24.2

Lease operating expense. Our LOE increased by $5.9 million (52%) to $17.1 million for the year ended December 31, 2017 from $11.3 million in the prior year, and increased $1.24 per Boe to $6.28 per Boe from $5.04 per Boe.  In addition, recurring LOE increased from $5.04 per Boe in 2016 to $6.28 per Boe in 2017, partially driven by field service cost inflation.

Workover expense. Our WOE increased by $3.6 million (215%) to $5.3 million for the year ended December 31, 2017 from $1.7 million in the prior year, and increased $1.19 per Boe to $1.94 per BOE in 2017 from $0.75 per Boe in 2016.

Production taxes. Our production taxes increased by $2.4 million (57%) to $6.6 million for the year ended December 31, 2017 from $4.2 million for the prior year but stayed relatively flat as a percent of revenue.

Depreciation and amortization expense, including depletion (“DD&A”). Our DD&A expense related to development and production assets increased by $10.2 million (21%) to $57.9 million for the year ended December 31, 2017 from $47.7 million for the prior year but remained relatively consistent on a per Boe basis; 2017 DD&A was $21.22 per Boe compared to $21.34 per Boe in 2016.

General &Administrative expense. G&A increased by $6.2 million (52%) to $18.3 million for the year ended December 31, 2017 as compared to $12.1 million for the prior year. The increase in G&A was primarily due to non-recurring legal costs related to litigation and professional fees related to the Eagle Ford acquisition completed in April 2018 (see Item 8. “Financial Information - Significant Changes”).

Impairment expense. The Company recorded an impairment expense of $5.6 million for the year ended 31 December 2017 on the Company’s oil and gas assets which includes reducing the carrying value of its Dimmit County assets by $5.4 million to the estimated fair value, less costs to sell the assets.  These assets were reclassified as “Assets Held for Sale” on the Company’s balance sheet as of June 30, 2017.  Under the applicable IFRS accounting rules, recording of amortization expense ceases at the time the assets are reclassified, which resulted in impairment expense as the assets depleted over time. Impairment expense also recorded additional impairment of its Cooper Basin exploration and evaluation asset of $0.2 million.  We recorded impairment expense of $10.2 million in the year ended December 31, 2016 related to our Greater Anadarko Basin and Cooper Basin assets.

Finance costs, net of amounts capitalized. Finance costs, net of amounts capitalized to exploration and development, increased by $1.3 million to $13.5 million for the year ended December 31, 2017 as compared to $12.2 million in the prior year. The increase primarily relates to additional interest incurred on our production prepayment that we entered into during July 2017.

Loss on derivative financial instruments. We had a loss on derivative financial instruments of $2.9 million for the year ended 31 December 2017 as compared to $12.8 million loss in the prior year.  The loss on derivative financial instruments consisted of $1.2 million of unrealized losses on commodity derivative contracts and $1.6 million of realized losses on commodity derivative contracts for the year ended December 31, 2017.  The prior year loss on derivative financial instruments consisted of $21.4 million of unrealized losses on commodity derivative contracts, offset by $8.7 million of realized gains on commodity derivative contracts.

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

B.           Liquidity and Capital Resources

Our primary sources of liquidity to date have been proceeds from strategic dispositions of non-core oil and gas properties, private placements of ordinary shares, borrowings under our credit facilities and cash flows from operations. Our primary use of capital has been for the acquisition and development of oil and natural gas properties. Our future ability to grow our reserves and production will be highly dependent on the capital resources available to us.

In April 2018, we and our wholly owned subsidiary Sundance Energy Inc. entered into a syndicated $250.0 million second lien term loan with Morgan Stanley Energy Capital, as administrative agent, (the “Term Loan”), and a syndicated reserve-based revolver with Natixis, New York Branch, as administrative agent, (the “Revolving Facility”), with an initial borrowing base of $87.5 million and subsequently increased to $122.5 million. The $250.0 million of proceeds from the Term Loan were used to retire the Company’s previous credit facilities of $192.0 million, repay the remaining outstanding production prepayment payable to our former oil purchaser that provided $30.0 million of short-term capital financing during 2017, of $11.8 million and pay deferred financing fees of $16.9 million, with the balance of $29.3 million used for liquidity to begin development of the acquired Eagle Ford assets.  The Revolving Facility matures October 23, 2022, and the Term Loan matures on April 23, 2023.

In June 2017, management committed to a plan to sell its interest in our oil and gas assets located in Dimmit County, Texas.  The assets to be sold include developed and production assets and exploration and evaluations expenditures, with a net carrying value of $23.2 million as of December 31, 2018.  The Company expects to sell this asset in 2019.

Our 2019 capital budget is approximately $135-$155 million. We believe that our operating cash flow and proceeds from asset dispositions will be sufficient to fund our planned 2019 capital expenditures. Subsequent to December 31, 2018, we made additional draws on our Revolving Facility to fund first quarter 2019 development as well as working capital arising from development activities in the fourth quarter of 2019.  We anticipate that we will repay the 2019 debt drawdown over the remainder of the year, and exit 2019 with the same net debt level at which we entered.  We may also use other sources of capital in the future, including amounts available under our Revolving Facility, the issuance of debt or equity securities, to fund acquisitions or maintain our financial flexibility.

The amount, timing and allocation of these and other future expenditures is largely discretionary. As a result, the amount of funds devoted to any particular activity may increase or decrease significantly, depending on available opportunities, timing of projects and market conditions. We expect that in the future our commodity derivative positions will help us stabilize a portion of our expected cash flows from operations despite potential declines in the price of oil and natural gas. However, should commodity prices further decline for an extended period of time or the capital/credit markets become constrained, the borrowing capacity under our Revolving Facility could be adversely affected. In the event of a reduction in the borrowing base under our Revolving Facility, we may be required to prepay some or all of our indebtedness, which would adversely affect our capital expenditure program.  Our next redetermination under the Revolving Facility will be in the second quarter of 2019.

Cash Flows

Our cash flows for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year ended December 31,
(In $ ’000s)	2018	2017	2016
	(audited)	(audited)	(audited)
Financial Measures:
Net cash provided by operating activities	$75,285	$74,776	$42,660
Net cash used in investing activities	(391,709)	(92,503)	(79,991)
Net cash provided by financing activities	312,267	6,063	51,776
Cash and cash equivalents	1,581	5,761	17,463
Payments for development expenditure	(170,363)	(101,043)	(64,130)
Payments for exploration expenditure	(5,294)	(8,351)	(2,852)
Acquisitions, net of acquired cash	(215,789)	—	(23,506)
Proceeds from the sale of non-current assets	100	15,348	7,141

Cash flows provided by operating activities

Cash provided by operating activities for the year ended December 31, 2018 was $75.3 million, an increase of $0.5 million compared to the prior year ($74.8 million). This increase was primarily due to higher receipts from sales, which increased by $40.9 million to $153.4 million as a result of better product pricing and higher production volumes. This increase was partially offset by an increase in lease operating expense, general and administrative expenses, and transaction costs related to our Eagle Ford acquisition. In addition, the Company had payments for commodity derivatives of $5.2 million and paid federal withholding taxes of $2.3 million. The Company has a current income tax receivable of $2.4 million that it expects to collect in late 2019.

Cash provided by operating activities for the year ended December 31, 2017 was $74.8 million, an increase of $32.1 million compared to the prior year ($42.7 million). This increase was primarily due to receipts from sales increasing $47.8 million, to $112.5 million resulting from higher product pricing and increased production volumes, partially offset by higher lease operating expense and general and administrative expenses. In addition, the Company increased its operating cash flow through quicker collection of production revenue receivables and due to the timing of payments of accounts payable and accrued expenses.

Cash flows used in investing activities

Cash used in investing activities for the year ended December 31, 2018 increased to $391.8 million as compared to $92.5 million in prior year. The increase in capital expenditures was primarily due to the Company’s Eagle Ford acquisition ($215.8 million) and an increase in development activities as compared to the prior year.

Cash used in investing activities for the year ended December 31, 2017 increased to $92.5 million as compared to $80.0 million in 2016.  The Company had planned to increase its capital expenditures in 2017, due to the availability of higher cash flows from operations and the proceeds from the sale of its Oklahoma assets.

Cash flows provided by financing activities

Cash provided by financing activities for the year ended December 31, 2018 increased to $312.3 million as compared to $6.1 million. This increase is a result of the Company’s $260 million capital raise in connection with the Eagle Ford acquisition plus proceeds from borrowings of $315 million as a result of the new term loan and revolving facility. This was partially offset by the repayment of our previous credit facility of $192 million, the repayment of the advance from Vitol, our then oil purchaser, of $18.2 million and payments made for capital raisings, borrowing costs and financing fees.

Cash provided by financing activities for the year ended December 31, 2017 decreased to $6.1 million from $51.8 million in 2016.  This decrease is a result of not having a capital raise in 2017, compared to a $64.2 million capital raise in 2016.  We did not draw on our credit facilities in 2017; however, we had net proceeds of $18.2 million in 2017 related to our revenue advance from Vitol.

Credit Facilities

On April 23, 2018, we and our wholly-owned subsidiary Sundance Energy, Inc. entered into a Credit Agreements consisting of (1) a Term Loan Facility with Morgan Stanley Energy Capital, as administrative agent, and the lenders from time to time party thereto, which provides a $250 million syndicated second lien term loan and (2) a Revolving Facility with  Natixis, New York Branch, as administrative agent, and the lenders from time to time party thereto, which provides a $250 million revolver with an initial borrowing base of $87.5 million.  The borrowing base was increased to $122.5 million in November 2018.  As of December 31, 2018, we had $250 million outstanding under the Term Loan Facility and $65 million outstanding under the Revolving Facility, with $12 million of the borrowing capacity committed under letters of credit in support of the MRC obligations pursuant to midstream marketing agreements.

Interest on the Revolving Facility accrues at LIBOR plus a margin that ranges from 2.5% to 3.5% based upon the amount drawn. Interest on the Term Loan Facility accrues at LIBOR (with a LIBOR floor of 1.0%) plus 8.0%.

Under the Term Loan and Revolving Facility, the Company is required to maintain the following financial ratios:

i.

a minimum Current Ratio, consisting of consolidated current assets (as defined in the Revolving Facility) including undrawn borrowing capacity to consolidated current liabilities (as defined in the Revolving Facility), of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

ii.

a maximum Leverage Ratio, consisting of consolidated Total Debt to adjusted consolidated EBITDAX (as defined in the Revolving Facility), of not greater than 4.0 to 1.0 as of the last day of any fiscal quarter;

iii.

a minimum Interest Coverage Ratio, consisting of EBITDAX to Consolidated Interest Expense (as defined in the Revolving Facility), of not less than 2.0 to 1.0 as of the last day of any fiscal quarter; and

iv.	an Asset Coverage Ratio, consisting of Total Proved PV9% to Total Debt (as defined in the Term Loan agreement), of not less than 1.50 to 1.0.
v.	vi.	vii.	viii.

The Revolving Facility agreement requires the Company to hedge at least 50% of its the reasonably projected oil and gas production from the Proved Reserves classified as “Developed Producing Reserves” for a rolling 36 month period, but not more than 80% of the reasonably projected production from the Proved Reserves for 36 months and not more than 80% of the reasonably projected production from the Proved reserves classified as Developed Producing Reserves for months 37-60.

EBITDAX, as defined in the Credit Agreements, is calculated as consolidated net income (loss) less the impact of interest, income taxes, depreciation, depletion, amortization, exploration expenses and other non-cash charges and income (including share based compensation, and unrealized gains and loss on derivative instruments).

In addition, our Credit Agreements contain various covenants that limit our ability to take certain actions, including, but not limited to, the following:

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

If an event of default exists under either the Revolving Facility or the Term Loan Facility, the administrative agents will be able to terminate the commitments under the Credit Agreements and accelerate the maturity of all loans made pursuant to the Credit Agreements and exercise other rights and remedies. Events of default include, but are not limited to, the following events:

•	failure to pay any principal when due under the Revolving Facility or Term Loan Facility;
•	failure to pay any other obligation when due and payable within three business days after same becomes due;
•	failure to observe or perform any covenant, condition or agreement in the Revolving Facility or Term Loan Facility or other loan documents, subject, in certain instances, to certain cure periods;
•	failure of any representation and warranty made in connection with the loan documents to be true and correct in all material respects;
•	bankruptcy or insolvency events involving us or our subsidiaries;
•	cross-default to other indebtedness in excess of $5 million;
•	certain ERISA events involving us or our subsidiaries;
•	a violation of the terms of the Intercreditor Agreement,
•	bankruptcy or insolvency; and
•	a change of control (as defined in our Credit Agreements).

We and Sundance Energy, Inc. and their respective subsidiaries have also executed and delivered certain other related agreements and documents pursuant to the Credit Agreements, including a guarantee and collateral agreement and mortgages for both the Revolving Facility and the Term Loan Facility.  The obligations of the Company, Sundance Energy, Inc. and their respective subsidiaries under the Revolving Facility are secured by a first priority security interest in favor of the lenders, in the Company, Sundance Energy, Inc. and their respective subsidiaries’ tangible and intangible assets, and proved reserves, among other things.  The obligations of the Company, Sundance Energy, Inc. and their respective subsidiaries under the Term Loan Facility are secured by a second priority security interest in favor of the lenders, in the Company, Sundance Energy, Inc. and their respective subsidiaries’ tangible and intangible assets, and proved reserves, among other things.

Capital Expenditures

The following table summarizes our capital expenditures incurred (excluding acquisitions and changes related to its restoration provision) for the years ending December 31, 2018 and 2017.

	Year ending December 31
(In $ ’000s)	2018	2017	Change in $	Change in %
Development and production assets	$180,709	$115,120	65,589	57.0
Exploration and evaluation assets	4,736	8,528	(3,792)	(44.5)
Total	$185,445	$123,648	61,797	50.0

C.          Research and Development

Not applicable.

D.          Trend Information

We believe that oil and natural gas prices may remain volatile for the foreseeable future. We anticipate that as commodity prices rise, we will continue to see increases in field service costs, material prices and all costs associated with drilling, completing and operating wells.  However, on a per unit basis, we expect our costs to decrease in 2019 as the result of increased scale from our 2018 Eagle Ford acquisition and increased production.

E.          Off-Balance Sheet Arrangements

We may enter into off-balance sheet arrangements and transactions that can give rise to material off-balance sheet obligations.  As of December 31, 2018, our material off-balance sheet arrangements consisted of operating leases and minimum revenue commitments, which are included in Item F below.

F.          Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period
		Less than			More than
Contractual Obligations (In $ ’000s)	Total	1 year	1 - 3 years	3 - 5 years	5 years
Credit Agreements (1)	$446,622	$30,956	$157,185	$258,481	$—
Cooper Basin capital commitments (2)	2,508	2,508	—	—	—
Drilling rig commitments (3)	4,106	4,106	—	—	—
Operating lease obligations (4)	5,004	2,018	1,898	124	964
Employment commitments (5)	396	396	—	—	—
Minimum revenue commitment (6)	70,589	15,789	43,567	11,233	—
Restoration provision (7)	16,544	—	—	—	16,544
Total	$545,769	$55,773	$202,650	$269,838	$17,508

(1)

Includes principal and projected interest payments due under our Revolving Facility and Term Loan. Projected interest payments are based on a 5.5% and 10.8% interest rate for the revolving Facility and Term Loan, respectively, in effect as of December 31, 2018. Timing above assumes the revolving facility and term loan are held to maturity of October 2022 and April 2023, respectively, and there are no subsequent changes to the borrowing base.

(2)

The Company has a commitment to fund capital expenditures at the Cooper Basin of up to approximately A$10.6 million through 2019, of which A$7.1 million had been paid or accrued to date as of December 31, 2018. The remaining commitment amounts in the table are shown in USD translated at year end. Timing of commitment may vary.

(3)	As of December 31, 2018, the Company had one drilling rig contracted through May 2019.
(4)

Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space, net of sublease rentals, compressor and other field equipment, the Company’s amine treatment facility and certain land-use agreements not provided for in the consolidated financial statements.

(5)

The Company has an employment agreement in place with its CEO through January 2, 2021. His contract provides that in the event of his involuntary termination without cause, he will receive his base salary through the term of the agreement, not to exceed the amount allowed under Section 200G of the Australian Corporations Act governing payments made without shareholder approval (generally limited to an amount equal to one year’s salary based upon the average salary over the past three years). The amount in the table above represents the amount payable considering this limitation, as if his termination occurred on December 31, 2018.

(6)

In conjunction with the acquisition on April 23, 2018, the Company entered into contracts with a large midstream company and production purchaser to provide gathering, processing, transportation and marketing of hydrocarbon production for the acquired properties. The contracts contain a MRC that requires us to pay minimum annual fees related to gathering, processing, transportation and marketing. Fixed fees per volumetric unit are expensed as incurred and settled with the midstream company on a monthly basis. If, at the end of each calendar year during the term of the contract, the Company fails to satisfy its MRC with the fixed volume fees, the Company is required to pay a deficiency payment equal to the shortfall. If the volumes and associated fees exceed the MRC in any contractual year, the overage can be applied to reduce the commitment, if any, in the following year.

(7)

We have established a restoration provision liability for the reclamation of oil and natural gas properties at the end of their economic lives. Based on our current projections, we believe the majority of our reclamation obligations will be incurred beyond five years from December 31, 2018. The amount shown excludes our Dimmit County, Texas, restoration provision liability, which we expect to dispose of in 2019.

Item 6. Directors, Senior Management and Employees

A.          Directors and Senior Management

The following table lists the names of our directors and executive officers.

Name	Position
Eric P. McCrady	Chief Executive Officer and Managing Director
Cathy L. Anderson	Chief Financial Officer
Mike Wolfe*	Vice President of Land
Trina Medina*	Vice President of Reservoir Engineering
Keith D. Kress*	Vice President of Operations
John Roberts*	Vice President of Finance and Investor Relations
Michael D. Hannell	Chairman of the Board
Damien A. Hannes	Director
Neville W. Martin	Director
H. Weldon Holcombe	Director
Judith D. Buie	Director
Thomas L. Mitchell	Director

*Officers only of Sundance Energy, Inc.

Eric P. McCrady has been our Chief Executive Officer since April 2011 and Managing Director of our Board of Directors since November 2011. He also served as our Chief Financial Officer from June 2010 until becoming Chief Executive Officer in 2011. Mr. McCrady has over 20 years of entrepreneurial experience and he continues to lead the Sundance team that built a 55,000 acre position in the Eagle Ford through asset acquisitions and direct leasing, including the 2018 acquisition of approximately 22,000 acres from Pioneer and its partners. Previously Mr. McCrady and the Sundance team built and successfully monetized positions in the Williston, DJ and Anadarko basins.  Prior to Sundance Energy, McCrady had over 6 years focused on the Finance and merger and acquisition arena specific to the energy sector, while at The Broe Group, a Denver-based private investment firm, as well as being the a founder and member of Trilogy Resources, a DJ Basin startup that was successfully sold in 2013.  Mr. McCrady holds a degree in Business Administration from the University of Colorado, Boulder.

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

Trina Medina has served as Vice President of Reservoir Engineering of our subsidiary, Sundance Energy, Inc., since September 2015. She has more than 25 years of broad reservoir engineering experience in the oil and gas industry, focused across conventional, unconventional and secondary recovery evaluation and development projects, including corporate reserves and budgeting with companies such as Newfield Exploration (2007‑2015), Stone Energy Corporation (2005‑2007), INTEVEP and PDVSA. Ms. Medina received a Master of Science degree in Reservoir Engineering from Texas A&M University, a Master of Science degree in Reservoir Geoscience from the Institut Francais du Petrole, and a Bachelor’s of Science degree in Petroleum Engineering from the Universidad Central de Venezuela. Ms. Medina is a member/reviewer of the Society of Petroleum Engineers (SPE) and a member for the Society of Petroleum Evaluation Engineers (SPEE).

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

John Roberts was appointed Vice President of Finance and Investor Relations in April 2018. He has over 12 years of principal investing experience, predominantly focused on the energy sector. Most recently he was Senior Vice President in charge of The Noble Group’s principal energy investments and a member of Harbour Energy’s management committee. He previously worked at GE Capital’s energy investing group and Stone Tower Capital, a middle market private equity fund. He holds an MBA from The University of Pennsylvania’s Wharton School.

Michael D. Hannell has been a Director of Sundance since March 2006 and chairman of our board of directors since December 2008. Mr. Hannell has wide experience in the oil and gas industry, spanning some 50 years, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of design and construction, engineering, operations, exploration and development, marketing and commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now Exxon) and Santos Ltd. Mr. Hannell has previously held a number of board appointments the most recent being the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier; and the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry. Mr. Hannell has also served on a number of not-for-profit boards, with appointments as president of the Adelaide-based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business, and a member of the South Australian Legal Practitioners Conduct Board. Mr. Hannell holds a Bachelor of Science degree in Mechanical Engineering (with Honours) from the University of London (Battersea College of Technology) and is a Fellow of Engineers Australia.  Mr. Hannell may not hold office without re-election past the AGM in 2020.

Damien A. Hannes has been a Director since August 2009. Mr. Hannes has over 25 years of finance, operations, sales and management experience. He has most recently served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Mr. Hannes was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Mr. Hannes was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. He holds a Bachelor of Business degree from the NSW University of Technology in Australia and subsequently completed the Institute of Chartered Accounts Professional Year before being seconded into the commercial sector.    Mr. Hannes may not hold office without re-election past the AGM in 2021.

Neville W. Martin has been a Director since January 2012. Prior to his election, he was an alternate director on our board of directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Resource and Energy Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University.    Mr. Martin may not hold office without re-election past the AGM in 2021.

H. Weldon Holcombe has been a Director since December 2012. Mr. Holcombe has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental (“HSE”), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk’s Haynesville field with one billion cubic feet of natural gas production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn.    Mr. Holcombe may not hold office without re-election past the AGM in 2019.

Thomas L Mitchell was appointed to the Board in October 2018.  He is a strategic and  finance grounded leader with a record of driving innovative global growth in energy business models as the CFO of both large and small companies in the Oil and Gas Industry.  He has had a career of strong Fortune 500 experience with exploration and production companies, and broad energy exposure with offshore drilling and midstream gathering and marketing companies.  In his last position as EVP and Chief Financial Officer of Devon Energy Corporation, Mr. Mitchell collaborated closely with Devon’s Board of Directors while leading the finance and business development organizations.  He helped the company successfully strengthened asset quality and margins by repositioning the oil and gas portfolio through the strategic acquisition of Felix Energy and sister midstream company Tall Oak.  Mr. Mitchell also raised $2.2 billion of critically needed capital through a divestiture program executed in an extremely challenged divestiture market.  Previously, Mr. Mitchell served as EVP and Chief Financial Officer and a member of the board directors of Midstates Petroleum Company, a private equity-funded exploration and production company. While there, Mr. Mitchell led the initial public offering listing of the company on the New York Stock Exchange in April 2012.  From November 2006 to September 2011, Mr. Mitchell was the Senior Vice President, Chief Financial Officer of Noble Corporation, a publicly-held offshore drilling contractor for the oil and gas industry.  Following his formal education, Mr. Mitchell began his career in public accounting with Arthur Andersen & Co. where he practiced as a CPA (currently inactive), then, in 1989 entered the oil and gas industry at Apache Corporation where he spent eighteen years in various finance and commercial roles the last being Vice President and Controller.  He currently serves on the board of Hines Global REIT, Inc., a public real estate investment trust managed by Hines Interests and previously served on the board of directors of EnLink Midstream Partners, LP and EnLink Midstream, LLC.  Mr. Mitchell graduated from Bob Jones University with a B.S. in Accounting.  Mr. Mitchell may not hold office without election by the shareholders past the AGM in 2019.

Judith D. Buie was appointed to the Board in February 2019.  Ms. Buie has spent over 25 years in the upstream oil and gas business tailoring investment strategies to capture upside and mitigate risk, leading business development initiatives; and, managing oil and gas fields through different commodity and life cycles.  Ms. Buie currently serves as an Oil and Gas Industry Advisor to KKR, a leading global investment firm; and, serves on the Board of Directors for FlowStream Vintage I Ltd, an international company which owns oil and gas revenue streams.  From 2012-2017, Ms. Buie was Co-President and SVP Engineering for RPM Energy Management LLC, a private company which works exclusively with KKR to evaluate and manage oil and gas investments, including multiple joint ventures in the Eagle Ford.   Prior to RPM, she held a variety of leadership and technical positions with Newfield Exploration, BP, Vastar Resources, and ARCO.  Ms. Buie received a B.S. in Chemical Engineering from Texas A&M University.    Ms. Buie may not hold office without election by the shareholders past the AGM in 2019.

Employment Agreements with Executive Officers

In December 2018, the Company entered into a new employment agreement (“Employment Agreement”) with our Chief Executive Officer, Eric P. McCrady, with a three-year term effective January 2019 and base remuneration of $485,000 per year, which is reviewed annually by the Remuneration and Nomination Committee. In the event of a not-for-cause termination or change in control (as described in the Employment Agreement) in which Mr. McCrady does not remain employed by the acquirer, the Employment Agreement provides payment of Mr. McCrady’s base remuneration through the end of the term of the Employment Agreement, not to exceed the amount allowed under Section 200G of the Australian Corporations Act governing payments made without shareholder approval (generally limited to an amount equal to one-year’s salary).  He is eligible to participate in our incentive compensation program.

Other than Mr. McCrady, at the date of this report, we had not entered into employment agreements with any of our other executive officers. In August 2013, Damien Connor was appointed our Company Secretary. Mr. Connor provides services to Sundance through a contractual arrangement. None of our directors have any service contracts with Sundance or any of its subsidiaries providing for benefits upon termination of employment.

B.	Compensation

Our Board of Directors recognizes that the attraction and retention of high-caliber directors and executives with appropriate incentives is critical to generating shareholder value. We have designed our compensation program to provide rewards for individual performance and corporate results and to encourage an ownership mentality among our executives and other key employees.

The Remuneration and Nominations Committee makes recommendations to our Board of Directors in relation to total compensation of directors and executives and reviews their remuneration annually. Independent external advice is sought when required. The Remuneration and Nominations Committee has retained Meridian Compensation Partners, LLC (“Meridian”), as its independent remuneration consultant. Meridian was retained to provide executive and director remuneration consulting services to the Committee, including advice regarding the design and implementation of remuneration programs that are competitive and common among the U.S. oil and gas exploration and production industry, competitive market information, comparison advice with Australian companies and practice, regulatory updates and analyses and trends on executive base salary, short-term incentives, long-term incentives, benefits and perquisites. All remuneration paid to directors and executives is valued in accordance with applicable IFRS accounting rules.

Executives. In assessing total compensation, our objective is to be competitive with industry compensation while considering individual and company performance. Base salaries for executives recognize their qualifications, experience and responsibilities as well as their unique value and historical contributions to Sundance. In addition to being important to attracting and retaining executives, setting base salaries at appropriate levels motivates employees to aspire to and accept enlarged opportunities. We do not consider base salaries to be part of performance-based compensation, however, in setting the amount, the individuals’ performance is considered, as well as the length of time in their current position without a salary increase.. A significant portion of our executive’s pay is at-risk to performance and is equity-based rather than cash-based to better align executive remuneration with shareholder returns. Failure to meet targets set forth by the Board results in forfeiture of these performance-based rewards. For the year ended December 31, 2018, the targeted “at risk” remuneration relating to performance variability with Short-Term Incentive (“STI”) bonuses and Long-Term Incentive (“LTI”) awards represents approximately 81% for the Managing Director and approximately 75% for the CFO.

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

During 2018, the LTI component of our incentive compensation program is comprised of awards made pursuant to the Sundance Energy Australia Limited Long Term Incentive Plan, as amended (the “RSU Plan”). Any grants made to employees that also serve as a director are subject to shareholder approval prior to issuance.

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

2018 STI Award and Transaction Bonus

The available bonus pool for STI  is based on a percentage of each employee’s annual base salary. On an annual basis, targets are established and agreed by the Remuneration and Nominations Committee, subject to endorsement by our Board of Directors. The targets are used to determine the bonus pool, but both the STI and LTI bonuses require approval by the Remuneration and Nominations Committee and are fully discretionary. Bonuses earned under the STI are typically paid in cash.

The 2018 STI targets detailed below were selected based on those factors determined to be critical to successfully growing shareholder value in a capital efficient manner during 2018 and sufficiently challenging to warrant payment of STI.  Performance is measured separately for each metric with each metric accounting for 20% of the targeted bonus.  No STI is earned for performance below the Threshold, 50% is earned upon achieving the Threshold, 100% is earned upon achieving the Expected (Target), and 200% is achieved upon achieving the Stretch.  Performance between the Threshold and Expected (Target) or Target and Stretch results in earning STI pro rata between the Threshold and Expected (Target) or Expected (Target) and Stretch, respectively.

	Production (Boe/day)	Adjusted EBITDAX ($MM)	NAV per Debt-Adjusted Share (1)	Recycle Ratio (2)	Discretionary	Total
Weighting	20%	20%	20%	20%	20%

Threshold	9,000	$100	0.81	2.1
Expected (Target)	9,500	$105	0.87	2.4
Stretch	11,000	$120	0.93	3.2

Sundance 2018 Performance	10,133	100	1.16	1.9	0.0%
percentage earned	142%	50%	200%	0%	0%

Payout (weighted)	28%	10%	40%	0%	0%	78%

(1)	NAV per debt-adjusted share is calculated as the difference of Proved PV-10 less debt divided by shares outstanding.
(2)	Recycle ratio is calculated as Adjusted EBITDAX per Boe divided by PDP finding and development cost per Boe.

In 2018, the Target STI opportunity as percentage of base salary was set at 100% for the CEO and 75% for the CFO.  As a result of the above calculations, 78% of target STI was earned for the period.  The Board did not award any discretionary STI based on the Company’s share price performance despite achievement of a number of significant strategic and qualitative goals.  Additionally, based on the Board’s assessment of overall performance of the Company and its share price in late 2018, the STI awards were reduced by an additional 21 percentage points, as shown below.

	Target (% of base salary)	Target Payout	STI Awarded	STI as a % of Target	Compensation Forfeited
Eric McCrady, Managing Director	100%	$485,000	$275,000	57%	$210,000
Cathy L. Anderson, CFO	75%	$262,500	$150,000	57%	$112,500

In addition, the consummation of the acquisition and subsequent increased scale of activities materially increased the CEO’s and CFO’s responsibilities.  As a result, the Board approved a one-time cash transaction bonus for the CEO and the CFO in recognition for their significant performance and contribution in connection with consummating this transformational transaction.  Transaction bonuses of $300,000 and $200,000 were paid to the CEO and CFO, respectively.

LTI Award for 2018 performance

RSUs granted in 2018 vest based on achieving transformational growth in production and Adjusted EBITDAX per debt adjusted share in 2019 and 2020 and performance of the Company’s shares as compared to the XOP, the S&P index that tracks performance of a basket of oil and gas industry stocks, over a three-year period ending 31 December 2020. Fifty percent of the RSUs vest based on share price performance compared to the XOP, 25% vest based on 2019 production and Adjusted EBITDAX per debt adjusted share, and 25% vest based on 2020 production and Adjusted EBITDAX per debt adjusted share.  Each metric will be evaluated separately. No RSUs vest unless the employee remains with the Company at the end of the three-year performance period. The number of RSUs vested will range from 0% to 200% of the grant based on achievement of each specified performance metric.  Evaluation of achievement of the stated performance metrics will occur in early 2021.  The performance metrics are outlined below.

	Threshold (1)		Target (1)		Stretch (1)(3)
	Goal	Vesting %	Goal	Vesting %	Goal	Vesting %
2019 Production per Debt Adjusted Share (2)	0.0055	6.25%	0.0061	12.5%	0.0074	25.0%
2019 EBITDA per Debt Adjusted Share (2)	0.18	6.25%	0.21	12.5%	0.24	25.0%
2020 Production per Debt Adjusted Share	0.0070	6.25%	0.0092	12.5%	0.0131	25.0%
2020 EBITDA per Debt Adjusted Share	0.22	6.25%	0.29	12.5%	0.42	25.0%
3-Year TSR vs XOP	Meet Index	37.50%	0-10% Outperformance	50.0%	10-25% Outperformance	100.0%

(1) Performance between the Threshold and Target or Target and Stretch results in pro rata vesting.
(2) In addition to achieving the metrics set forth above, the employee must remain employed by the Company at 31 December 2020.
(3) The Company’s three-year annualized total shareholder return must exceed 8% for any vesting in excess of Target.

The Target LTI opportunity as a percentage of base salary was set at 325% for the CEO and 225% for the CFO which is in line with our practice over recent previous years and judged by the Remuneration and Nominations Committee to be reasonable as part of the overall incentive plan design.  The proposed quantities of RSUs were established by taking the targeted dollar value of the grant divided by the share price at the time the Board elected to grant LTI but did not factor in risk associated with achieving the LTI targets.  The Board recommended an award of 3,127,480 RSUs to the CEO.  Awards to the CEO, as a member of the Board, are subject to shareholder approval at the next Annual General Meeting.  The Board granted 1,562,500 RSUs to the CFO on 26 December 2018.  The Company believes that linking vesting of equity awards to these metrics strongly aligns executives’ interests with those of shareholders. Vesting of the restricted shares units is 100% performance based.  There is no time-based or service-based component to the vesting schedule.

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

Non-executive Directors. All fees paid to Australian non-executive Directors are subject to the superannuation guarantee contribution required by the Australian government, which is currently 9.50%.  This contribution is in addition to any fees paid directly to them.  In accordance with ASX corporate governance principles, they do not receive any other retirement benefits or any performance-related incentive payments by means of cash or equity. Some individuals, however, have chosen to forego part of their salary to increase payments toward superannuation.

The following discussion is based upon a remuneration report that we prepared in compliance with listing rules of the ASX. Mr. Wolfe, Ms. Medina Mr. Kress, and Mr. Roberts are not considered key management personnel as defined under listing rules of the ASX. As a result, their remuneration is not discussed below.

Details of the cash remuneration, as prescribed by our home country jurisdiction, of our directors and executive officers for the year ended December 31, 2018 are as follows:

	Fixed Based Remuneration					Performance Based
2018	Cash Salary and Fees	Termination Benefits	Non-monetary Benefits (1)	Post-employment Benefits	Superannuation	Transaction Bonus	STI- Bonus	LTI - Share Based (2)	LTI - Deferred Cash Based (3)	Total
Directors
E. McCrady	$482,789	$—	$22,772	$8,250	$—	$300,000	$275,000	$248,492	$(2,418)	$1,334,885
M. Hannell	117,400	—	—	—	11,153	—	—	—	—	128,553
D. Hannes	95,899	—	—	—	9,110	—	—	—	—	105,009
N. Martin	81,395	—	—	—	7,733	—	—	—	—	89,128
W. Holcombe	128,500	—	—	—	—	—	—	—	—	128,500
T. Mitchell (4)	118,558	—	—	—	—	—	—	—	—	118,558
	$1,024,541	$—	$22,772	$8,250	$27,996	$300,000	$275,000	$248,492	$(2,418)	$1,904,633

Key Management Personnel
C. Anderson	348,942	—	16,167	8,250	—	200,000	150,000	208,309	(1,357)	930,311
G. Ford (5)	158,544	285,000	8,245	4,647	—	—	—	(270,274)	(3,155)	183,007
	$507,486	$285,000	$24,412	$12,897	$—	$200,000	$150,000	$(61,965)	$(4,512)	$1,113,318
Total	$1,532,027	$285,000	$47,184	$21,147	$27,996	$500,000	$425,000	$186,527	$(6,930)	$3,017,951

(1)	Non-monetary benefits includes car parking and payment of healthcare premiums.
(2)

The fair value of the services received in return for the LTI share-based awards is based on the allocable portion of aggregate fair value expense recognized under IFRS 2 for the year.  The fair value of the services received in return for the time-based RSUs was determined by multiplying the number of shares granted by the closing price of the shares on the grant date.  The fair value of the A-TSR and R-TSR shares has been determined using a Monte Carlo simulation model, as further discussed in Note 1 to the Consolidated Financial Statements.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the RSUs vest.

(3)

The fair value of the services received in return for the LTI deferred cash awards is based on the allocable portion of aggregate fair value expense recognized under IFRS 2 for the year.  The fair value of the deferred cash awards has been determined using a Monte Carlo simulation model and is remeasured at the end of each reporting period until the award is settled. The fair value of the deferred cash awarded to KMP decreased in 2018 as compared to 2017, and therefore is presented as negative income in the table above.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the deferred cash vest.

(4)	T. Mitchell’s fees includes an upfront cash payment of $100,000 to be used to acquire Company shares on the open market.
(5)

G. Ford’s remuneration includes a cash severance payout of $285,000. Ms. Ford separated from the Company in June 2018 after serving in various capacities since October 2011. Due to the length of her service and contributions to the Company, including her role in the recent acquisition and associated capitalization, she was awarded a severance payment equal to her average base salary over the last three years. The severance paid to her was within the amount allowed under Section 200G of the Australian Corporations Act and therefore it did not require shareholder approval.

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

	Year ended December 31, 2018
				Target
	Fixed			Performance
	Remuneration	STI	LTI	Related
E. McCrady	19%	19%	62%	81%
C. Anderson	25%	19%	56%	75%
Non-executive directors	100%	—	—	—

C.          Board Practices

Our Board of Directors currently consists of seven members, including our Chief Executive Officer. We believe that each of our directors has relevant industry experience. The membership of our Board of Directors is directed by the following requirements:

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

Our Board of Directors has delegated responsibility for the conduct of our businesses to the Managing Director, but remains responsible for overseeing the performance of management. Our Board of Directors has established delegated limits of authority, which define the matters that are delegated to management and those that require Board of Directors approval. None of our directors, with the exception of our Chief Executive Officer, have any service contracts with Sundance or any of its subsidiaries providing for benefits upon termination of employment.

Committees

To assist our Board of Directors with the effective discharge of its duties, it has established a Remuneration and Nominations Committee, an Audit and Risk Management Committee and a Reserves Committee. Each committee operates under a specific charter approved by our Board of Directors.

Remuneration and Nominations Committee. The members of our Remuneration and Nominations Committee are Directors Hannes (Chairman), Hannell, Holcombe, and Mitchell, all of whom are independent, non-executive directors. This committee will identify, evaluate and recommend qualified nominees to serve on our Board of Directors, and maintain a management succession plan. In addition, the committee will oversee, review, act on and report on various remuneration matters to our Board of Directors.

Audit and Risk Management Committee. The members of our Audit and Risk Management Committee are Directors Mitchell (Chairman), Buie, Hannes, Martin and Hannell, all of whom are independent, non-executive directors, including for purposes of Rule 10A‑3 of the Exchange Act. Mr. McCrady and Ms. Anderson are non-voting management representatives who advise the committee as appropriate. This committee will oversee, review, act on and report on various auditing and accounting matters to our Board of Directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the committee will oversee, review, act on and report on various risk management matters to our Board of Directors.

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

Reserves Committee. The members of our Reserves Committee are Directors Holcombe (Chairman), Buie, Hannell and Martin, all of whom are independent, non-executive directors. This committee will assist the Board of Directors in monitoring:

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

D.          Employees

As of December 31, 2018, we had 64 full-time employees, including 23 in executive, finance and accounting and administration, 34 in geology, production and engineering and 7 in land. All of our employees are located in the United States. None of our employees are represented by a labor union or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

E.          Share Ownership

Number of Restricted Shares Units Held by Executive Officers

Key Management Personnel	Balance December 31, 2017	Issued as compensation	Forfeited RSUs	RSUs converted in to ordinary shares	Balance December 31, 2018	Market Value of Unvested RSUs December 31, 2018 (1)

E. McCrady (2)	1,012,669	—	(46,353)	(159,662)	806,654	$204,868
C. Anderson	558,968	1,562,500	(25,586)	(88,129)	2,007,753	509,915
G. Ford	558,967	—	(470,838)	(88,129)	—	—
Total	2,130,604	1,562,500	(542,777)	(335,920)	2,814,407	$714,783

(1)

Market value based on the Company’s closing share price on the ASX exchange as of December 31, 2018 converted at the foreign currency exchange spot rate of 0.70548 published by the Reserve Bank of Australia.

(2)

Mr. McCrady’s shares are subject to approval by shareholders. Therefore, the table above excludes 3,127,480 RSUs awarded by the Board in December 2018. These shares will be subject to approval at the 2019 AGM.

Item 7. Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on 687,462,327 ordinary shares outstanding as of April 16, 2019, by:

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

As of April 16, 2019, we had 79 shareholders of record in the United States. These shareholders held an aggregate of 1,614,220 our outstanding ordinary shares, or approximately 0.23% of our outstanding ordinary shares. The Bank of New York Mellon, which is the depositary of our ADS program, held approximately 3% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

	Ordinary Shares
	Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
Tribeca Invest Partners Pty Ltd (1)	52,430,104	7.63
UBS Group AG and subsidiaries (2)	43,870,882	6.38
Morgan Stanley (3)	37,724,359	5.49
Advisory Research, Inc. (4)	36,237,854	5.27

Officers and Directors
Eric P. McCrady	788,864	*
Michael D. Hannell	286,700	*
Judith D. Buie	—	n/a
Damien A. Hannes(5)	1,439,748	*
Neville W. Martin(6)	169,022	*
H. Weldon Holcombe	185,370	*
Thomas L. Mitchell	108,550	*
Cathy L. Anderson	207,805	*
Officers and directors as a group (eight persons)	3,186,059	*

*Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Sundance.

(1)

This information is based on a Form 604 filed with the ASX on November 19, 2018. The address for Tribeca Investment Partner Pty Ltd (as disclosed on the Form 604) is Level 23, 1 O’Connell St, Sydney NSW, 2000, Australia.

(2)	This information is based on Schedule 13G filed with the SEC on February 15, 2019. The address for UBS Group AG (as disclosed on Schedule 13G) is Bahnhofstrasse 45 PO Box CH-8098, Zurich, Switzerland.
(3)

This information is based on Schedule 13G filed jointly by Morgan Stanley and Morgan Stanley Australia Securities Limited with the SEC on February 8, 2019.  The number of shares reported include shares beneficially owned by Morgan Stanley and its subsidiaries and affiliates, including Morgan Stanley Australia Securities Limited.  Morgan Stanley reported shared voting power over 37,724,359 shares and shared dispositive power over 37,789,159 shares, whereas Morgan Stanley Australia Securities Limited reported shared voting power over and shared dispositive power over 37,789,159 shares.  The address for Morgan Stanley  and Morgan Stanley Australia Securities Limited (as disclosed on Schedule 13G) is 1585 Broadway, New York, NY 10036.

(4)	This information is based on a Form 604 filed with the ASX on May 31, 2018. The address for Advisory Research is 160 N. Stetson Ave., Suite 5500, Chicago, IL 60601.
(5)

Includes (i) 498,649 ordinary shares held by Mr. Hannes individually and (ii) 941,099 ordinary shares held in trust of which Mr. Hannes serves as a director and shares voting and investment power with respect to such shares.

(6)	Includes (i) 19,385 ordinary shares held by Mr. Martin individually, and (ii) 149,637 ordinary shares held in trust of which Mr. Martin serves as trustee and is a beneficiary.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX):

•

Renaissance Smaller Companies Pty Ltd became a substantial shareholder on July 18, 2016, when it reported that it held 6,923,077 ordinary shares, or 5.87%, of the total voting power as of that date. Renaissance Smaller Companies Pty Ltd ceased to be a substantial shareholder on December 12, 2016.

•

IOOF Holdings Limited became a substantial shareholder on May 19, 2016 when it reported that it held 2,850,770 ordinary shares, or 5.01%, of the total voting power as of that date. Between May 19, 2016 and August 26, 2016, IOOF Holdings Limited reported that it acquired additional interest bringing its total amount of ownership to 10,720,444 ordinary shares, or 8.58% of the total voting power as of that date.  Between October 17, 2016 and December 8, 2016, IOOF Holdings Limited reported further changes to its substantial holding, bringing its total amount of ownership to 7,240,237 ordinary shares, or 5.79% of the total voting power as of that date.  IOOF Holdings Limited ceased to be a substantial shareholder on January 20, 2017.

•

Commonwealth Bank of Australia became a substantial shareholder on July 19, 2016 when it reported that it held 6,394,541 ordinary shares, or 5.42%, of the total voting power as of that date. Between July 19, 2016 and February 16, 2017, Commonwealth Bank of Australia reported changes to its substantial holding, bringing its total amount of ownership to 6,265,278 ordinary shares, or 5.01% of the total voting power as of that date.  Commonwealth Bank of Australia ceased to be a substantial shareholder on February 20, 2017.

•

Ellerston Capital Limited, in its capacity as investment manager for various clients or as trustee/responsible entity for investment vehicles, reported that it became a substantial shareholder on April 24, 2018, when it held 42,961,857 ordinary shares, or 6.26% of the total voting power as of that date.  Ellerston Capital Limited ceased to be a substantial shareholder on July 16, 2018.

•

Milford Funds Ltd, in its capacity as investment manager for various clients or as trustee, reported that it became a substantial shareholder on June 21, 2018, when it held 34,430,861 ordinary shares, or 5.01% of the total voting power as of that date.  Milford Funds Ltd ceased to be a substantial shareholder on July 17, 2018.

•

Morgan Stanley and its subsidiaries reported that it became a substantial shareholder on April 24, 2018, when it held 49,965,588 ordinary shares and 293,996 ADRs (representing 2,939,960 ordinary shares), or 7.70% of the total voting power as of that date.  Morgan Stanley and Morgan Stanley Australia Securities held 37,789,159 ordinary shares as of February 8, 2019, representing 5.49% of the total voting power.

•

Regal Funds Management Pty Limited, in its capacity as investment manager for various clients or as trustee, reported that it became a substantial shareholder on May 1, 2018, when it held 42,778,523 ordinary shares, or 6.23% of the total voting power as of that date.  On September 21, 2018, Regal Funds Management Pty Limited reported changes to its substantial holding, bringing its total amount of ownership to 34,399,862 ordinary shares, or 5.01% of the total voting power as of that date.  Regal Funds Management ceased to be a substantial shareholder on September 24, 2018.

•

UBS Group AG and subsidiaries, in its capacity as beneficial owner or Fund Manager, reported that it became a substantial shareholder on May 9, 2018 when it held 35,183,354 ordinary shares (of which 208,000 were represented as 20,800 ADRs), or 5.12% of the total voting power as of that date.  UBS Group AG and its subsidiaries held 43,870,882 as of February 15, 2019, or 6.38% of the voting power.

•

Tribeca Investment Partner Pty Ltd, in its capacity as investment manager, reported that it became a substantial shareholder on May 10, 2018, when it held 36,067,007 ordinary shares, or 5.25% of the total voting power as of that date.  Tribeca Investment Partner Pty Ltd held 52,430,104 ordinary shares as of November 19, 2018, or 7.63% of the voting power.

We note that each of our directors and executive officers owns less than 1% of our outstanding ordinary shares.

B.          Related Party Transactions

From January 1, 2018 through the date of this report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

There were no material related party transactions for the year ended December 31, 2018, 2017 and 2016.

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

Dividends

Subject to the Corporations Act and the ASX listing rules, the rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that any of our ordinary shares may be issued with preferred, deferred or other special rights, or restrictions in regard to dividends, voting, return of share capital or otherwise as our Board of Directors may determine from time to time. Subject to the Corporations Act and the ASX listing rules, any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our Board of Directors resolve. Currently, our outstanding share capital consists of only one class of ordinary shares.

Our Board of Directors may from time to time determine to pay dividends to shareholders. All dividends unclaimed for one year after the time for payment has passed may be invested by our Board of Directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

B.          Significant Changes

Subsequent to December 31, 2018, an additional $35.0 million was drawn on our Revolving Facility, and our outstanding letters of credit (which reduces the amount available for borrowing) was increased from $12.0 million to $16.4 million, resulting in available borrowing capacity of $6.1 million.

Item 9. The Offer and Listing

A.          Offer and Listing Details

Our ordinary shares are listed on the ASX under the symbol “SEA” and our ordinary shares in the form of ADSs are listed on Nasdaq under the symbol “SNDE”.

On April 26, 2019 the closing price of our ordinary shares as traded on the ASX was A$0.47 per ordinary share (U.S. $0.33) per share based on the foreign exchange rate of A$1.00 to $0.7025 as published by the Reserve Bank of Australia as of April 26, 2019.

As of April 16, 2019, we had 687,462,327 ordinary shares outstanding, with 1,614,220 of our ordinary shares being held in the United States by 79 holders of record and 684,459,464 of our ordinary shares being held in Australia by 6,661 holders of record. Among these shares, 21,559,770 ordinary shares are in the form of ADSs. A large number of our ordinary shares are held in nominee companies so we cannot be certain of the origin of those beneficial owners.

B.          Plan of Distribution

Not applicable.

C.          Markets

Our ordinary shares trade on the ASX under the symbol “SEA.”  Since September 7, 2016, our ordinary shares in the form of ADSs have been trading on Nasdaq under the symbol “SNDE.”

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.          Share Capital

Not applicable.

B.          Our Constitution

        Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of Sundance. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

        Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders. Our Constitution was filed with the SEC on July 11, 2014 as Exhibit 1.1 of Form 20‑F (File No. 000‑55246) and is incorporated by reference and as an exhibit to this annual report.

Directors

Interested Directors

        Except where permitted by the Corporations Act, a director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered.

        Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests and prohibits directors of companies listed on the ASX from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors’ Compensation

        Our directors are paid remuneration for their services as directors. The constitution sets out the total aggregate remuneration payable to non-executive directors, which may be changed from time to time by the company in a general meeting of shareholders. The aggregate, fixed sum for non-executive directors’ remuneration is to be divided among the non-executive directors in such proportion as the directors themselves agree and in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. Executive directors may be paid remuneration as employees of Sundance (such remuneration may be fixed by the directors in accordance with the Constitution).

Pursuant to our Constitution, any non-executive director who devotes special attention to our business or who otherwise performs services that in the opinion of our board of directors, are outside the scope of the ordinary duties of a director may be paid extra remuneration, which is determined by our board of directors. In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending company meetings, board meetings, committee meetings or while engaged on our business. In addition, in accordance with our Constitution, a director may be paid a retirement benefit as determined by our board of directors, subject to the limits set out in the Corporations Act and the ASX Listing Rules.

Borrowing Powers Exercisable by Directors

        Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of Directors

        Pursuant to our Constitution, one-third of our directors, other than the director who is the Chief Executive Officer, must retire from office at every annual general meeting. If the number of directors is not a multiple of three, then the number nearest, to but not more than, one-third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for a re-election to the board of directors.

Share Qualifications

        There are currently no requirements for directors to own our ordinary shares in order to qualify as directors.

General Meetings of Shareholders

        General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act, shareholders with at least 5% of the votes that may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act.

        According to our Constitution, the chairperson of the general meeting may refuse admission to or exclude from the meeting any person who is in possession of a picture recording or sound recording device, in possession of a placard or banner, in possession of an object considered by the chairperson to be dangerous, offensive or liable to cause disruption, or any person who refuses to produce or permit examination of any object.

Foreign Ownership Regulation

        There are no limitations on the rights to own securities imposed by our Constitution. However, under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”).

Under the FATA, in general terms, the approval of the Australian Treasurer is required for any “foreign person” (either alone or together with any one or more of its associates), to acquire an interest of 20% or more in an Australian company where the higher of the:

•	consolidated total assets of the company as set out in its financial statements; or

•

the value of the total issued securities of the company (valued at the acquisition price), is more than A$1,154 million in case of U.S. investors (or A$266 million for investors in certain other countries).

“Associates” is broadly defined under the FATA and includes:

•	any relative of the person;

•	any person with whom the person is acting, or proposes to act, in concert;

•	partners with whom the person carries on business and companies in which the person is a senior officer;

•	if the person is a company, any holding company, or senior officer of the company; and

•	any corporation in which a person holds a substantial interest;

•	if the person is a corporation, any person who holds a substantial interest in that corporation;

•	any trustee of a trust in which a person holds a substantial interest, and

•	if the person is the trustee, a person that holds a substantial interest in the trust.

In addition, companies in which one foreign person holds an interest of 20% or more, or in which two or more foreign persons hold an aggregate interest of 40% or more, will also be considered to be a “foreign person” for the purposes of the FATA. This means that those companies would need to obtain the approval of the Australian Treasurer if they wish to acquire an interest in an Australian entity and the monetary thresholds above are satisfied.

The Australian Federal Treasurer may prevent a proposed acquisition or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in Sundance. The Australian Federal Treasurer may order divestiture pursuant to the FATA if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling Sundance and that such control is contrary to the national interest.

Ownership Threshold

        There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the Australian Securities Exchange once a 5% interest in our ordinary shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares.

Issues of Shares and Change in Capital

        Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options over unissued shares on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Our power to issue shares includes the power to issue bonus shares (for which no consideration is payable to Sundance), preference shares and partly paid shares.

        Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

        Takeovers of listed Australian public companies, such as Sundance, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in Sundance increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

 Generally, a person will have a relevant interest in securities if the person:

•	is the holder of the securities;

•	has power to exercise, or control the exercise of, a right to vote attached to the securities; or

•	has the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).

   If, at a particular time, a person has a relevant interest in issued securities and the person:

•	has entered or enters into an agreement with another person with respect to the securities; or

•

has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (for example, granting a put option or being granted a call option),

•

and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;

•	when shareholders of Sundance approve the takeover by resolution passed at general meeting;

•

an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Sundance of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Sundance more than three percentage points higher than they had six months before the acquisition;

•	an acquisition as a result of a pro-rata rights issue;

•	an acquisition as a result of dividend reinvestment schemes;

•	an acquisition as a result of underwriting arrangements;

•	an acquisition through a will or by operation of law;

•	an acquisition that arises through the acquisition of a relevant interest in another listed company; or

•	an acquisition arising through a compromise, arrangement, liquidation or buy-back.

        Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders cancelling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Share Rights

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

Dividend Rights

        Our board of directors may from time to time determine to pay dividends to shareholders. All unclaimed dividends may be invested or otherwise made use of by our board of directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

Voting Rights

        Under our Constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote by proxy, but not electronically.  Our Constitution does not provide for cumulative voting.

Right To Share in Our Profits

        Subject to the Corporations Act and pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders; however, no dividend is payable except in accordance with the thresholds set out in the Corporations Act.

Rights to Share in the Surplus in the Event of Liquidation

        Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation.

Redemption Provisions

        There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Sinking Fund Provisions

        There are no sinking fund provisions in our Constitution in relation to ordinary shares.

Liability for Further Capital Calls

        According to our Constitution, our board of directors may make any calls from time to time upon shareholders in respect of all monies unpaid on partly paid shares, subject to the terms upon which any of the partly paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by our board of directors. Calls may be made payable by instalment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

        There are no provisions under our Constitution discriminating against any existing or prospective holders of a substantial number of our ordinary shares.

Variation or Cancellation of Share Rights

        The rights attached to shares in a class of shares may only be varied or cancelled by a special resolution of Sundance, together with either:

•	a special resolution passed by members holding shares in the class; or

•	the written consent of members with at least 75% of the votes in the class.

We must give written notice of any variation or cancellation if rights to the members of the class within seven days after the variation or cancellation is made.

C.          Material Contracts

Credit Facilities

On April 23, 2018, contemporaneous with the closing of the Acquisition, we and our wholly-owned subsidiary Sundance Energy Inc, entered into the Credit Agreements consisting of 1) a Term Loan Facility with Morgan Stanley Energy Capital, as administrative agent, and the lenders from time to time party thereto, which provides a $250 million syndicated second lien term loan and 2) a $250 million syndicated Revolving Facility with Natixis, New York Branch, as administrative agent, and the lenders from time to time party thereto.  The $250.0 million of proceeds from the Term Loan Facility were used to retire our previously existing credit facilities of $192.0 million, repay the remaining outstanding production prepayment of $11.8 million and pay deferred financing fees of $16.9 million.

On November 14, 2018, the Revolving Facility borrowing base was $122.5 million, an increase of $35.0 million from the initial borrowing base of $87.5 million. The next redetermination will occur in the second quarter of 2019.   As of December 31, 2018, outstanding borrowings under the Revolving Facility were $65.0 million, letters of credit were $12.0 million, and available borrowing capacity was $45.5 million.  Subsequent to December 31, 2018, the Company borrowed an additional $35.0 million and increased letters of credit by $4.4 million, resulting in available borrowing capacity of $6.1 million.

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

E.          Taxation

The following is a summary of certain material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares and ADSs. This discussion is based on the tax laws in force as of the date of this annual report, and is subject to changes in the relevant tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not describe U.S. federal estate and gift tax considerations, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire, hold or dispose of ordinary shares or ADSs. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax consequences to U.S. holders of the acquisition, ownership and disposition of our ordinary shares and ADSs, based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, published administrative interpretations of the U.S. Internal Revenue Service (“IRS”) and the U.S. Treasury, judicial decisions and the income tax treaty between the United States and Australia (the “Treaty”), all of which are subject to differing interpretations and to change, possibly with retroactive effect. Except where noted, this summary deals only with ordinary shares or ADSs held as capital assets within the meaning of Section 1221 of the Code. This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

•	insurance companies;
•	financial institutions;
•	individual retirement and other tax-deferred accounts;
•	regulated investment companies;
•	real estate investment trusts;
•	individuals who are former U.S. citizens or former long-term U.S. residents;
•	brokers or dealers in securities or currencies;
•	traders that elect to use a mark-to-market method of accounting;
•	partnerships and other entities treated as partnerships or pass-through entities for U.S. federal income tax purposes and partners and investors in such entities;
•	tax-exempt entities;
•	persons that are or may have been liable for the alternative minimum tax;
•

persons that hold ordinary shares or ADSs as a position in a straddle or as part of a hedge, wash sale, constructive sale or conversion transaction, or other integrated transaction for U.S. federal income tax purposes;

•	persons that have a functional currency other than the U.S. dollar;
•	persons that own (directly, indirectly or constructively) 10% or more of our equity;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares or ADSs being taken into account in an applicable financial statement, or
•	persons that are not U.S. holders.

In this section, a “U.S. holder” means a beneficial owner of ordinary shares or ADSs, other than a partnership or entity treated as a partnership for U.S. federal income tax purposes, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
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

ADSs

If you hold ADSs you generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares or ADSs, with respect to ordinary shares or ADSs to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received by the holder, in the case of ordinary shares, or by the depository, in the case of ADSs. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting Requirements” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

Subject to certain exceptions, the U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on ordinary shares or ADSs will be treated as qualified dividends if (i) either (a) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of Treasury of the United States has approved for the purposes of the qualified dividend rules, or (b) the dividends are with respect to ordinary shares or ADSs readily tradable on a U.S. securities market, (ii) we are not, in the year prior to the year in which the dividend was paid, and are not, in the year which the dividend is paid, a PFIC and (iii) certain holding period requirements are met. The Treaty has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisors.

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

Sale, Exchange or other Disposition of Ordinary Shares or ADSs

Subject to the PFIC rules discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares or ADSs equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. This recognized gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares or ADSs. See “—Australian Tax Considerations—Tax on Sales or other Dispositions of Shares” below.

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

Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2018. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ending December 31, 2019. However, a separate determination is required after the close of each taxable year as to whether we are a PFIC. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which you hold ordinary shares or ADSs, any “excess distribution” that you receive and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares or ADSs will be subject to special tax rules, unless you make a mark-to-market election or qualified electing fund election, as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by you during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are a PFIC, will be treated as ordinary income in the current year; and
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

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ordinary shares or ADSs at the end of your taxable year over your adjusted tax basis in the ordinary shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election, if any. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ordinary shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Medicare Tax

A U.S. holder, which is an individual, an estate or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare Tax”) on the lesser of (i) the U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. holder’s net investment income will generally include dividends received on the ordinary shares or ADSs and net gains from the disposition of ordinary shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult the holder’s tax advisor regarding the applicability of the Medicare Tax to the holder’s dividend income and gains in respect of the holder’s investment in the ordinary shares or ADSs.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to payments to non-corporate holders of ordinary shares or ADSs. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. holder, other than an “exempt recipient,” including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the United States will be required to withhold at the applicable statutory rate, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W‑9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as a result of backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such holder’s U.S. federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Certain U.S. holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution.” Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of ordinary shares or ADSs.

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

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax on the issue or transfer.

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

See Note 36 of our financial statements for the year ended December 31, 2018, included under “Item 18 – Financial Statements” for detailed information on our financial risk management, including an interest rate and commodity price risk sensitivity analysis, and summary of outstanding derivative positions as of December 31, 2018.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)Disclosure Controls and Procedures

As of December 31, 2018, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a‑15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2018 to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act are (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

(b)Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2018.

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

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Thomas Mitchell qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20‑F and is independent. See “Item 6.A—Directors, Senior Management and Employees – Directors and Senior Management” for Thomas Mitchell’s experience and qualifications.

Item 16B. Code of Ethics

The Company has a Code of Conduct and Ethics which establishes the practices that directors, management and staff must follow in order to comply with the law, meet shareholder expectations, maintain public confidence in Sundance’s integrity, and provide a process for reporting and investigating unethical practices. The Code of Conduct is available in the corporate governance section of Sundance’s website at http://www.sundanceenergy.net/corporate-governance.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees for audit services rendered by Deloitte Touche Tohmatsu, our principal external auditor, for the audit and review of financial statements for the years ended December 31, 2018 and 2017, respectively.

	Year Ended
	December 31,
	2018	2017
Audit fees (1)	$710,835	$467,194
Audit-related fees	—	—
Tax fees	—	—
All other (2)	58,721	—
Total	$769,556	$467,194

(1)

The 2018 fees include approximately $155,500 for one-time audit services rendered for the audit of the 2018 Eagle Ford acquisition, equity raise, debt refinancing and implementation of new accounting pronouncements, and approximately $33,000 for services rendered for other SEC filings (such as Form 6-K and Form F-3).

(2)

The 2018 fees are for services rendered by Deloitte’s advisory services group to analyze our previously filed severance tax returns and other relevant information to identify additional marketing cost deductions and statutory exemptions not previously taken by us during the year ended 31 December 2018.

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

All of the audit fees, audit-related fees and other fees described in this item have been approved by the Audit Committee.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Refer to “Item 18 — Financial Statements” below.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Sundance Energy Australia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sundance Energy Australia Limited and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ DELOITTE TOUCHE TOHMATSU

Sydney, Australia

April 30, 2019

We have served as the Company’s auditor since 2016.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

		2018	2017	2016
For the year ended 31 December	Note	US$’000	US$’000	US$’000

Oil, natural gas and NGL revenue	4	164,925	104,399	$66,609
Lease operating and workover expense	5	(33,958)	(22,416)	(12,937)
Gathering, processing and transportation expense	6	(8,633)	—
Production taxes		(9,683)	(6,613)	(4,200)
General and administrative expense	7	(27,623)	(18,345)	(12,110)
Depreciation, depletion and amortization expense	18, 21	(67,909)	(58,361)	(48,147)
Impairment expense	20	(43,945)	(5,583)	(10,203)
Exploration expense		—	—	(30)
Finance costs, net of amounts capitalised	25	(25,405)	(13,491)	(12,219)
Loss on debt extinguishment	25	(2,428)	—	—
Loss on sale of non-current assets	3	(5)	(1,461)	—
Gain (loss) on commodity derivative financial instruments	14	40,216	(2,894)	(12,761)
Gain (loss) on foreign currency derivative financial instruments	14	6,838	—	(390)
Loss on interest rate derivative financial instruments	14	(2,435)	—	—
Other income (expense), net	9	(604)	457	2,399
Loss before income tax		(10,649)	(24,308)	(43,989)
Income tax (expense) benefit	8	(17,490)	1,873	(1,705)
Loss attributable to owners of the Company		(28,139)	(22,435)	(45,694)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		428	708	(532)
Other comprehensive income (loss)		428	708	(532)
Total comprehensive loss attributable to owners of the Company		(27,711)	(21,727)	$(46,226)

Loss per share		(cents)	(cents)	(cents)
Basic	12	(5.4)	(17.9)	(52.5)
Diluted	12	(5.4)	(17.9)	(52.5)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		2018	2017
As at 31 December	Note	US$’000	US$’000

CURRENT ASSETS
Cash and cash equivalents		1,581	5,761
Trade and other receivables	13	21,249	3,966
Derivative financial instruments	14	24,315	383
Income tax receivable	8	2,384	40
Other current assets	17	3,546	3,472
Assets held for sale	15	24,284	61,064
TOTAL CURRENT ASSETS		77,359	74,686

NON-CURRENT ASSETS
Development and production assets	18	633,400	338,796
Exploration and evaluation assets	19	79,470	34,979
Property and equipment	21	1,354	1,246
Income tax receivable, non-current	8	2,344	4,688
Derivative financial instruments	14	8,003	223
Other non-current assets		149	—
TOTAL NON-CURRENT ASSETS		724,720	379,932
TOTAL ASSETS		802,079	454,618

CURRENT LIABILITIES
Trade and other payables	22	34,796	9,051
Accrued expenses	22	35,223	39,051
Production prepayment	23	-	18,194
Derivative financial instruments	14	436	5,618
Provisions, current	24	900	1,158
Liabilities related to assets held for sale	15	1,125	1,064
TOTAL CURRENT LIABILITIES		72,480	74,136

NON-CURRENT LIABILITIES
Credit facilities, net of deferred financing fees	25	300,440	189,310
Restoration provision	26	16,544	7,567
Other provisions, non-current	24	1,090	2,158
Derivative financial instruments	14	2,578	3,728
Deferred tax liabilities	27	15,189	—
Other non-current liabilities		383	368
TOTAL NON-CURRENT LIABILITIES		336,224	203,131
TOTAL LIABILITIES		408,704	277,267
NET ASSETS		393,375	177,351

EQUITY
Issued capital	28	615,984	372,764
Share-based payments reserve	29	16,765	16,250
Foreign currency translation reserve	29	(706)	(1,134)
Accumulated deficit		(238,668)	(210,529)
TOTAL EQUITY		393,375	177,351

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Foreign
			Share-Based	Currency
		Issued	Payments	Translation	Accumulated
		Capital	Reserve	Reserve	Deficit	Total
	Note	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 31 December 2015		308,429	11,650	(1,310)	(142,400)	176,369

Loss attributable to owners of the Company		—	—	—	(45,694)	(45,694)
Other comprehensive loss for the year		—	—	(532)	—	(532)
Total comprehensive loss		—	—	(532)	(45,694)	(46,226)
Shares issued in connection with private placement		67,499	—	—	—	67,499
Cost of capital, net of tax		(2,343)	—	—	—	(2,343)
Share based compensation value of services	34	—	2,524	—	—	2,524
Balance at 31 December 2016		373,585	14,174	(1,842)	(188,094)	197,823
Loss attributable to owners of the Company		—	—	—	(22,435)	(22,435)
Other comprehensive income for the year		—	—	708	—	708
Total comprehensive income (loss)		—	—	708	(22,435)	(21,727)
Derecognition of deferred tax asset	8	(821)	—	—	—	(821)
Share-based compensation value of services	34	—	2,076	—	—	2,076
Balance at 31 December 2017		372,764	16,250	(1,134)	(210,529)	177,351
Loss attributable to owners of the Company		—	—		(28,139)	(28,139)
Other comprehensive income for the year		—	—	428		428
Total comprehensive income (loss)		—	—	428	(28,139)	(27,711)
Shares issued in connection with private placement	28	253,517	—	—	—	253,517
Cost of capital, net of tax	28	(10,297)	—	—	—	(10,297)
Share-based compensation value of services	34	—	515	—	—	515
Balance as at 31 December 2018		615,984	16,765	(706)	(238,668)	393,375

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

		2018	2017	2016
For the year ended 31 December	Note	US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		153,424	112,534	64,749
Payments to suppliers and employees		(57,676)	(40,000)	(32,634)
Payments of transaction-related costs		(13,574)	—	—
Settlements of restoration provision		(36)	(132)	(110)
Payments for commodity derivative settlements, net		(5,186)	(1,428)	10,630
Receipts from commodity derivative premiums, net		634	—	—
Income taxes received, net		—	3,999	25
Federal withholding tax paid		(2,301)	—	—
Other operating activities		—	(197)	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	33	75,285	74,776	42,660

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development assets		(170,363)	(101,043)	(64,130)
Payments for exploration assets		(5,294)	(8,351)	(2,852)
Payments for acquisition of oil and gas properties	2	(215,789)	—	(23,506)
Sale of non-current assets	3	100	15,348	7,141
Payments for property and equipment		(363)	(657)	(295)
Other investing activities		—	2,200	3,651
NET CASH USED IN INVESTING ACTIVITIES		(391,709)	(92,503)	(79,991)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares		253,517	—	67,499
Payments for costs of equity capital raisings		(10,293)	—	(3,330)
Payments for interest rate derivative settlements		(297)	—	—
Borrowing costs paid, net of capitalised portion		(25,394)	(12,381)	(11,753)
Deferred financing fees capitalised		(16,910)	—	—
Receipts from (payments for) foreign currency derivatives		6,838	—	(390)
Proceeds from borrowings	23, 25	315,000	47,199	—
Repayments of borrowings	23, 25	(210,194)	(28,755)	(250)
NET CASH PROVIDED BY FINANCING ACTIVITIES		312,267	6,063	51,776

Net increase (decrease) in cash and cash equivalents		(4,157)	(11,664)	14,445

Cash and cash equivalents at beginning of year		5,761	17,463	3,468
Effect of exchange rates on cash		(23)	(38)	(450)
CASH AND CASH EQUIVALENTS AT END OF YEAR		1,581	5,761	17,463

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial report of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the year ended 31 December 2018 was authorised for issuance in accordance with a resolution of the Board of Directors on 29 March 2019. Refer to Note 37 for listing of the Company’s significant subsidiaries.

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

Certain prior period balances in the consolidated statements of profit and loss and other comprehensive income and footnotes have been reclassified to conform to the current year presentation.  These include the reclassification of the  loss on foreign currency derivatives for the year ended 31 December 2016, which was previously reported as other income (expense), net, to gain (loss) on foreign currency derivative financial instruments herein.  Such reclassifications had no impact on net loss attributable to owners of the Company, cash flows or the shareholder’s equity previously reported.

Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities as at 31 December 2018 and 2017, and the results for the years ended 31 December 2018, 2017 and 2016 of Sundance Energy Australia Limited (“SEAL”) and the entities it controls. A controlled entity is any entity over which SEAL is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. As at 31 December 2018 and 2017, all of its controlled entities were wholly-owned.

All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, are eliminated in consolidation.

a)           Income Tax

The income tax expense for the period is comprised of current and deferred income tax expense.

Current income tax expense charged to the statement of profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the reporting date. Current tax liabilities/(assets) are therefore measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period. Current and deferred income tax expense/(benefit) is charged or credited directly to equity instead of the statement of profit or loss when the tax relates to items that are credited or charged directly to equity.

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

b)           Exploration and Evaluation Assets

Exploration and evaluation assets incurred are accumulated in respect of each identifiable area of interest. These costs are capitalised to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. Any such estimates and assumptions may change as new information becomes available. If, after the asset is capitalised, information becomes available suggesting that the recovery of the asset is unlikely, for example a dry hole, the relevant capitalised amount is written off in the consolidated statement of profit or loss and other comprehensive income in the period in which new information becomes available. The costs of assets constructed within the Group includes the leasehold cost, geological and geophysical costs, and an appropriate proportion of fixed and variable overheads directly attributable to the exploration and acquisition of undeveloped oil and gas properties.

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

c)           Development and Production Assets and Property and Equipment

Development and production assets, and property and equipment are carried at cost less, where applicable, any accumulated depreciation, amortisation and impairment losses. The costs of assets constructed within the Group includes the cost of materials, direct labor, borrowing costs and an appropriate proportion of fixed and variable overheads directly attributable to the acquisition or development of oil and gas properties and facilities necessary for the extraction of resources. Repairs and maintenance are charged to the consolidated statement of profit or loss and other comprehensive income during the financial period in which are they are incurred.

Depreciation and Amortisation Expense

Property and equipment are depreciated on a straight-line basis over their useful lives from the time the asset is ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful life of the improvement.

The depreciation rates used for each class of depreciable assets are:

Class of Non-Current	Asset Depreciation	Rate Basis of Depreciation
Property and Equipment	5 – 33%	Straight Line

The Group uses the units-of-production method to amortise development and production assets. For this approach, the calculation is based upon economically recoverable reserves over the life of an asset or group of assets.

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

Development and production assets are assessed for impairment on a cash-generating unit (“CGU”) basis. A CGU is the smallest grouping of assets that generates independent cash inflows. Management has assessed its CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets. Each of the Group’s development and production asset CGUs include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable. An impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income whenever the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

The recoverable amount of an asset is the greater of its fair value less costs to sell (“FVLCS”) or its value-in-use (“VIU”). In assessing VIU, an CGUs estimated future cash flows are discounted to their present value using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the CGUs. The estimated future cash flows for the VIU calculation are based on estimates, the most significant of which are hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves.

Estimates of future commodity prices are based on the Group’s best estimates of future commodity market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves. The discount rates applied to the future forecast cash flows are based on a third party participant’s post-tax weighted average cost of capital, adjusted for the risk profile of the asset’s reserve category.

Under a FVLCS calculation, the Group considers market data related to recent transactions for similar assets. In determining the fair value of the Group’s investment in shale properties, the Group considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include price per flowing barrel of oil equivalent and undeveloped land values per net acre.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired assets. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion if no impairment loss had been recognized. The Company has not reversed an impairment loss during the years ended 31 December 2018, 2017 and 2016.

If an entire CGU is disposed, gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of profit or loss and other comprehensive income. If a disposition is less than an entire CGU and the property had been previously subjected to amortization or impairment at the CGU level, and there would be no significant impact to the Company’s depletion rate, no gain or loss is recognized and the proceeds of the sale are treated as a cost reduction to the Company’s net book value of the CGU in which the assets were previously included.

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

On 1 January 2019, the Company adopted AASB 16/IFRS 16, which provides a new lessee lease accounting model.  See further discussion at section s) New and Revised Accounting Standards found at the end of this note.

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

Derivative Financial Instruments

The Group uses derivative financial instruments to economically hedge its exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity crude oil or natural gas price swap, option and costless collar contracts. Their use is subject to the Company’s policies and procedures as approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

The Company has entered into interest rate swap contracts to hedge its exposure to the floating interest rate charged under its long-term debt obligations.  In addition, the Company periodically enters into foreign exchange derivatives to protect cash flows generated during an equity raise from changes in currency fluctuations.

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

During 2018 and 2017, the Company had designated one oil marketing contract that met the definition of a derivative as own-use, which under IFRS is not accounted for as a derivative. As a result, the revenues associated with such contract were recognized during the period when volumes were physically delivered.  This contract was fulfilled in June 2018, and no other such contracts were in place as of 31 December 2018.

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

g)           Foreign Currency Transactions and Balances

Functional and Presentation Currency

Both the functional currency and the presentation currency of the Group are US dollars (“USD”). Some subsidiaries have Australian dollar (“A$”) functional currency which is translated to the presentation currency. All operations of the Group are incurred at subsidiaries where the functional currency is the US dollar as its core oil and gas properties are located in the United States.

Transactions and Balances

Foreign currency transactions are translated into the presentation currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

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

The group has a restricted share unit (“RSU”) plan to motivate management and employees to make decisions benefiting long-term value creation, retain management and employees and reward the achievement of the Group’s long-term goals.  The target RSUs are generally based on goals established by the Remuneration and Nominations Committee and approved by the Board. The fair value of time-based RSUs is determined based on the price of the Company’s ordinary shares on the date of grant and the expense is recognized over the vesting period. Certain of its outstanding RSUs vest based on the achievement of metrics related to market conditions or Company performance conditions.

The market conditions contained in outstanding RSU awards as at 31 December 2018 were related to the Company’s three‑year absolute shareholder return or the Company’s three-year total shareholder return as compared to an energy industry exchange traded fund (SPDR S&P Oil & Gas Exploration and Production ETF, or “XOP”).  For the market-based awards, the Company uses a Monte Carlo simulation model to determine the fair value of such RSUs and the expense is recognized over the vesting period. The Monte Carlo model is based on random projections of share price paths and must be repeated numerous times to achieve a probabilistic assessment. The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award. The risk-free rate used in the model is based on Australian or U.S. Treasury bonds relevant to the term of the RSU award.

The outstanding RSU’s with Company performance conditions vest based on achievement of Adjusted EBITDAX per debt adjusted share or production volume per debt adjusted share metrics during 2019 and 2020.  At the end of each reporting period, the Company adjusts the amount of expense recorded based on the number of shares it ultimately expects to vest based on the comparison of internal forecasts to the performance conditions.

Deferred Cash Compensation

In 2016 and 2017, the Group granted deferred cash compensation awards to certain employees, which may be earned through appreciation in the volume weighted average price of the Company’s ordinary shares over periods of one to three years.  The awards may ultimately be settled in cash or fully vested RSUs at the discretion of the Board.  The Group recognizes general and administrative expense for the deferred cash compensation to the extent to which the employees have rendered services, with a corresponding liability included within other noncurrent liabilities on the consolidated statement of financial position. The fair value of the deferred cash awards is estimated initially and at the end of each reporting period until settled, using a Monte Carlo model that takes into consideration the terms and conditions of the award. The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award. The risk-free rate used in the model is based on U.S. Treasury bond relevant to the term of the award.

i)           Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. As at 31 December 2018, the Company had recognized a provision related to a third-party refracturing agreement ($2.0 million). See Note 24.

j)            Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less.

k)           Revenue

The Company recognizes revenue from the sale of oil, natural gas and natural gas liquids (“NGL”s) in the period that the performance obligations are satisfied.  The Company’s performance obligations are primarily comprised of the delivery of oil, natural gas, or NGLs at a delivery point.  Each barrel of oil, MMBtu of natural gas, or other unit of measure is separately identifiable and represents a distinct performance obligation to which the transaction price is allocated.  Performance obligations are satisfied at a point in time once control of the product has been transferred to the customer through delivery of oil, natural gas and NGLs.  Under certain of the Company’s marketing arrangements, the Company maintains control of the product during gathering, processing, and transportation, and these costs are recorded as gathering, processing and transportation expenses on the consolidated statement of profit or loss and other comprehensive income.  Such fees that are incurred after control of the product has transferred are recorded as a reduction to the transaction price.

The Company’s contracts with customers typically require payment for oil, natural gas and NGL sales within one to two months following the calendar month of delivery.  The sales of oil, natural gas and NGLs typically include variable consideration that is based on pricing tied to local indices adjusted for fees and differentials and the quality of volumes delivered.  At the end of each month when the performance obligation is satisfied, the variable consideration can be reasonably estimated based on published commodity price indexes and metered production volumes, and amounts due from customers are accrued in trade and other receivables on the consolidated statement of financial position.  Variances between the Company’s estimated revenue and actual payments are recorded as information becomes available.  These variances have not historically been material.

l)            Borrowing Costs

Borrowing costs, including interest, directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis. The Company capitalised eligible borrowing costs of $1.5 million and $1.4 million for the years ended 31 December 2018 and 2017, respectively. Additionally, for the year ended 31 December 2018, the Company wrote off deferred borrowing costs related to the previous credit facilities of $2.4 million, which is reflected as loss on debt extinguishment in the consolidated statement of profit or loss and other comprehensive income.  All other borrowing costs are recognised in the consolidated statement of profit or loss and other comprehensive income in the period in which they are incurred.

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

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable asset acquired, if any, is recorded as goodwill. If the consideration transferred is less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in the consolidated statement of profit or loss and other comprehensive income as a gain on bargain purchase. Adjustments to the purchase price and excess on consideration transferred may be made up to one year from the acquisition date.

o)            Assets Held for Sale

The Company classifies property as held for sale when management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is highly probable within the next twelve months, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on the Company’s consolidated statement of financial position and amortisation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value, less the costs to sell the assets. The Company recognizes an impairment loss if the current net book value of the property exceeds its fair value, less selling costs. As at 31 December 2018 and 2017, based upon the Company’s intent and anticipated ability to sell these properties, the Company had classified its Dimmit County, Texas properties as held for sale.

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

Estimates of reserve quantities

The estimated quantities of hydrocarbon reserves reported by the Group are integral to the calculation of amortisation (depletion) and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessment of the technical feasibility and commercial viability of producing the reserves. The Company engaged an independent petroleum engineering firm, Ryder Scott Company to prepare its reserve estimates which conform to U.S. Securities and Exchange Commission (“SEC”) guidelines. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological and production data are generated during the course of operations.

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

Exploration and evaluation assets

The Company’s policy for exploration and evaluation assets is discussed in Note 1 (b). The application of this policy requires the Company to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation assets, management concludes that the capitalised expenditures are unlikely to be recovered by future sale or exploitation, then the relevant capitalised amount will be written off through the consolidated statement of profit or loss and other comprehensive income.

Restoration Provision

A provision for rehabilitation and restoration is provided by the Group to meet all future obligations for the restoration and rehabilitation of oil and gas producing areas when oil and gas reserves are exhausted and the oil and gas fields are abandoned. Restoration liabilities are discounted to present value and capitalised as a component part of capitalised development and production assets. The capitalised costs are amortised over the units of production and the provision is revised at each statement of financial position date through the consolidated statement of profit or loss and other comprehensive income as the discounting of the liability unwinds.

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

Share-based Compensation

The Group’s policy for share-based compensation is discussed in Note 1 (h). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances. Certain of the Company’s restricted share units vest based on the Company’s ordinary share price appreciation over a 3- year period in absolute terms or as compared to a defined peer group or market index. Share-based compensation related to these awards use estimates for the expected volatility of the Company’s ordinary share price and of its peer’s ordinary share price (total shareholder return shares) or a market index. The Company’s deferred cash awards also vest upon the Company’s ordinary share price appreciation through 2019.  The Company must also estimate expected volatility of the Company’s ordinary share price when valuing these awards.

Business Combinations

The Company’s policy for business combinations is discussed in Note 1 (n).  The application of this policy requires the Company to make certain estimates and assumptions since some of the assets and liabilities acquired do not have fair values that are readily determinable.  Fair value estimates are determined based on information that existed at the time of acquisition, utilizing expectations and assumptions that would be available to and made by a market participant.  Different techniques may be used to determine fair values, including market prices (where available), appraisals, comparisons to transactions for similar assets and liabilities, and present values of estimated future cash flows, among others.  Since these estimates involve the use of significant judgement, they can change as new information becomes available.

The business combination completed during the year consisted of oil and gas properties.  In general, the consideration the Company has paid to acquire these properties or companies was entirely allocated to the fair value of the assets acquired and liabilities assumed at the time of acquisition and consequently, there was no goodwill nor any bargain purchase gains recognized on our business combination.

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

s)           New and Revised Accounting Standards

The Group has adopted all of the new and revised Standards and Interpretations issued by IFRS/AASB that are relevant to its operations and effective for the current annual reporting period, including the following standards:

AASB2/IFRS 2 – Share-Based Payment

In June 2016, AASB2/IFRS2 was amended to clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled.  The effective date for this amendment is for fiscal years beginning on 1 January 2018, and was adopted on that date.  The implementation of the standard did not have a material impact on the Groups consolidated financial statements.

AASB 9/IFRS 9 — Financial Instruments, and the relevant amending standards

AASB 9/IFRS 9, approved in December 2015, introduces new requirements for the classification, measurement, and derecognition of financial instruments, including new general hedge accounting requirements. The effective date of this standard is for fiscal years beginning on or after 1 January 2018, and was adopted on that date. The implementation of the standard did not have a material impact on the Group’s consolidated financial statements.

AASB 15/IFRS 15 — Revenue from Contracts with Customers

In May 2014, AASB 15/IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Specifically, the standard introduces a 5‑step approach to revenue recognition:

1.Identify the contract(s) with a customer.

2.Identify the performance obligations in the contracts.

3.Determine the transaction price.

4.Allocate the transaction price to the performance obligations in the contract.

5.Recognise revenue when (or as) the entity satisfies a performance obligation.

Under AASB 15/IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. The standard is required to be adopted using either the full retrospective approach, with all the prior periods presented adjusted, or the modified retrospective approach, with a cumulative adjustment to retained earnings on the opening balance sheet. The new revenue recognition standard is effective for the Company on 1 January 2018, and was adopted on that date using the modified retrospective method.  The Company has elected the contract modification practical expedient which allows the Company to reflect the aggregate effect of all modifications prior to the date of adoption when applying the standard.  The implementation of the standard did not have a material impact on the Company’s opening accumulated deficit, net loss or classification of cash flows.

The following Standards and Interpretations have been issued but are not yet effective. These are the standards that the Group reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Group’s assessment of the impact of these new standards, amendments to standards, and interpretations is set out below.

AASB 16/IFRS 16 — Leases

In January 2016, AASB 16/IFRS 16 was issued which provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements for both lessees and lessors. AASB 16/IFRS 16 changes the current accounting for leases to eliminate the operating/finance lease designation and require entities to recognize most leases on the statement of financial position, initially recorded at the present value of unavoidable lease payments, as a right of use asset and respective liability. The entity will then recognize depreciation of the lease assets and interest on the statement of profit or loss.

The Company operates predominantly as a lessee. The standard will affect primarily the accounting for the Company’s operating leases, with no significant impact expected for the Company’s finance leases.

The new lease standard is effective for the Company on 1 January 2019, and will be adopted by the Company effective on that date using the simplified cumulative catch-up method. This adoption method will allow the presentation of previous comparative periods to remain unchanged, and an adjustment to the opening balance of retained earnings at 1 January 2019 will be made for the difference between the right of use asset and liability recorded. In addition, lease incentives will be rolled into the respective right of use asset, rather than recorded as a deferral.

Upon adoption of the new standard, the Company intends to elect to apply hindsight in assessing the lease term, and to grandfather previous conclusions reached under IAS 17 as to whether existing contracts are or contain leases. The Company is continuing to evaluate other practical elections which it may apply to individual asset classes, and to portfolios of leases that contain similar characteristics.

As of 31 December 2018, the Company had approximately $9.1 million of contractual obligations related to its non-cancelable leases.   The Company is in the process of evaluating those contracts as well as other existing arrangements to determine if they qualify for lease accounting under AASB 16/IFRS 16. The Company is also in the process of implementing changes to its accounting policies, internal controls, and financial statements as a result of adoption of this standard. The Company is continuing to assess the additional disclosures that will be required upon implementation of the standard.

AASB 3/IFRS 3 — Definition of a Business

In October 2018, AASB 3/IFRS3 was amended to clarify the definition of a business, assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.  The effective date for this amendment is for fiscal years beginning on 1 January 2020.  The Company currently plans to adopt the amendment effective 1 January 2020 on a prospective basis.

NOTE 2 — BUSINESS COMBINATIONS

Acquisitions in 2018

On 23 April 2018, the Company’s wholly owned subsidiary Sundance Energy, Inc. acquired from Pioneer Natural Resources USA, Inc., Reliance Industries and Newpek, LLC (collectively the “Sellers”) approximately 21,900 net acres in the Eagle Ford in McMullen, Live Oak, Atascosa and La Salle counties, Texas for a cash purchase price of $215.8 million, after the effective date to closing date adjustments of $5.8 million. The acquisition included varying working interests in 132 gross (98.0 net) wells.  The acquisition furthers the Company’s strategy of aggregating assets in the Eagle Ford.  To finance the acquisition, the Company raised $260.0 million of equity capital through the issuance of 561,444,726 ordinary shares (including the impact of foreign currency derivatives).

The following table reflects the provisional fair value of the assets acquired and the liabilities assumed as the date of acquisition (in thousands):

Fair value of assets acquired:
Development and production assets	$179,662
Exploration and evaluation assets	43,642
Fair value of liabilities assumed:
Restoration provision	(7,435)
Trade and other payables	(80)
Net assets acquired	$215,789

Purchase price:
Total cash consideration paid	$215,789

The purchase price allocation for the Eagle Ford acquisition is provisional and is subject to true-up through a one-year measurement period.

Revenues of $64.5 million and net income, excluding general and administrative costs (which could not be practically estimated) and the impact of income taxes, of $43.3 million were generated from the acquired properties from 23 April 2018 through 31 December 2018.  The Company incurred transaction costs totaling $13.7 million, of which $1.3 million was incurred in the second half of 2017.  These costs are included in general and administrative expenses on the consolidated statement of profit or loss and other comprehensive income.  The transaction costs included legal, accounting, valuation and other fees incurred to complete the acquisition.

If the acquisition had been completed as of 1 January 2018, the Company’s pro forma revenue and loss before income taxes for the year ended 31 December 2018 would have been $174.7 million and $(5.9) million, respectively.  This pro forma financial information does not purport to represent what the actual results of operations would have been had the transactions been completed as of the date assumed, nor is this information necessarily indicative of future consolidated results of operations.

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

The following table reflects the fair value of the assets acquired and the liabilities assumed as at the date of acquisition (in thousands):

Fair value of assets acquired:
Development and production assets	16,628
Fair value of liabilities assumed:
Restoration provision	(747)
Net assets acquired	$15,881

Purchase price:
Cash consideration	$15,881
Total consideration paid	$15,881

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

NOTE 3 — DISPOSALS OF NON-CURRENT ASSETS

Disposals in 2018

The Company did not complete any material disposals in 2018.

Disposals in 2017

In May 2017, the Company completed the sale of its interest in its Oklahoma oil and gas properties and certain other related assets and liabilities for a cash price of $18.5 million, before closing adjustments. The sale was effective 1 August 2016 and resulted in a pre‐tax loss of $1.3 million. As part of the sale, the purchaser also assumed the Company’s restoration obligations associated with the properties of $0.9 million.  The Oklahoma properties generated revenue, net of production taxes and lease operating expenses, of $1.4 million in 2017 prior to completion of the sale.

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

NOTE 4 — REVENUE

Below the Company has presented disaggregated revenue by product type:

	2018	2017	2016
Year ended 31 December	US$’000	US$’000	US$’000
Oil revenue	140,232	89,136	57,296
Natural gas revenue	12,025	8,743	4,937
Natural gas liquid ("NGL") revenue	12,668	6,520	4,376
Total revenue	164,925	104,399	66,609

At 31 December 2018, the Company’s receivables from contracts with customers totaled $16.0 million.  Of the revenue recognized during the year ended 31 December 2018, $2.8 million was not deemed to be revenue from contracts with customers.

NOTE 5 — LEASE OPERATING AND WORKOVER EXPENSE

	2018	2017	2016
Year ended 31 December	US$’000	US$’000	US$’000
Lease operating expense	(28,205)	(17,127)	(11,259)
Workover expense	(5,753)	(5,289)	(1,678)
Total lease operating and workover expense	(33,958)	(22,416)	(12,937)

NOTE 6 — GATHERING, PROCESSING AND TRANSPORTATION EXPENSE

	2018	2017	2016
Year ended 31 December	US$’000	US$’000	US$’000
Gathering, processing and transportation expense	(5,876)	—	—
Minimum Revenue Commitment shortfall (1)	(2,757)	—	—
Total gathering, processing and transportation expense	(8,633)	—	—

(1)

In connection with the acquisition on 23 April 2018, the Company entered into contracts with a large midstream company and production purchaser to provide gathering, transportation and marketing of hydrocarbon production for the acquired properties.  The contracts contain a Minimum Revenue Commitment that requires us to pay minimum annual fees related to gathering, processing, transportation and marketing.  Fixed fees are expensed as incurred and settled with the purchaser on a monthly basis. If, at the end of each calendar year during the term of the contract, the Company fails to satisfy the Minimum Revenue Commitment with the fixed volume fees, the Company is required to pay a deficiency payment equal to the shortfall.  Due to the timing of closing of the acquisition, the Company’s development program was backloaded in 2018, and the Company was unable to meet the commitments under the agreement. This resulted in an deficiency payment shortfall of $2.8 million for 2018.  See Note 30 for additional information.

NOTE 7 — GENERAL AND ADMINISTRATIVE EXPENSE

	2018	2017	2016
Year ended 31 December	US$’000	US$’000	US$’000
Employee benefits expense, including salaries and wages, net of capitalised overhead	(5,854)	(4,088)	(3,260)
Share-based payments expense (1)	(509)	(1,868)	(2,748)
Legal and other professional fees	(3,681)	(6,330)	(2,085)
Corporate fees	(2,778)	(1,937)	(1,762)
Rent	(670)	(632)	(669)
Regulatory expense	(272)	(314)	(279)
Transaction related expense (2)	(12,697)	(2,118)	(323)
Other administrative expense	(1,162)	(1,058)	(984)
Total general and administrative expense	(27,623)	(18,345)	(12,110)

(1)	Share-based payment expense includes expense associated with restricted share units and deferred cash awards. See Note 34.
(2)	Transaction related expenses incurred in connection with the Eagle Ford acquisition was $12.4 million and $1.3 million for the years ended 31 December 2018 and 2017, respectively.

The Company capitalised overhead costs, including salaries, wages, benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties of $3.3 million,  $2.7 million and $2.1 million for the years ended 31 December 2018, 2017 and 2016 respectively.

NOTE 8 — INCOME TAX EXPENSE

During the year ended 31 December 2018 the Company recognized income tax expense of $17.5 million on a pre-tax loss of $10.6 million, representing (164)% of pre-tax loss.  In connection with the equity raise to fund the Eagle Ford acquisition, the Company had a greater than 50% ownership change pursuant to Section 382 of the Internal Revenue Code (“IRC §382”).  As a result of the ownership change, the Company’s ability to use pre-change net operating losses (“NOLs”) and credits against post-change taxable income is limited to an annual amount plus any built-in gains recognized within five years of the ownership change.  The Company’s use of pre-change losses will be limited to approximately $39.5 million.  Accordingly, the Company has reduced its available US NOLs by $208.5 million of existing deferred tax assets.

The Company completed a restructuring of its US subsidiaries during the year ended 31 December 2018.  The restructuring resulted in recognized tax losses under Australian tax law of $122.9 million creating loss carryover available to offset future income.  As the Company does not believe it is probable that these carryovers will be utilized in the future, it has not recognized them in its deferred tax assets.  Additionally, the restructuring resulted in a deemed payment of interest from the US subsidiaries to the Company of $20.7 million which required the Company to pay a $2.3 million withholding tax.

The following is a summary of 2018, 2017 and 2016 income tax expense (benefit):

	2018	2017	2016
Year ended 31 December	US$’000	US$’00	US$’000
a) The components of income tax expense (benefit) comprise:
Current tax expense (benefit)	2,301	(4,688)	1,563
Deferred tax expense	15,189	2,815	142
Total income tax expense (benefit)	17,490	(1,873)	1,705

b) The prima facie tax on loss from ordinary activities before income tax is reconciled to the income tax as follows:

Loss before income tax	(10,649)	(24,308)	(43,989)

Prima facie tax expense (benefit) at the Group’s statutory income tax rate of 30%	(3,195)	(7,293)	(13,197)

Resulting from:

- Change in US Federal tax rate	—	18,821	—
- Difference of tax rate in US controlled entities	3,182	(53)	(2,161)
- Impact of direct accounting from US controlled entities	—	(8)	(98)
- Share-based compensation	205	781	539
- Other allowable items	1,409	(83)	314
- US withholding tax net of foreign tax credit	2,301	—	—
- Deemed interest payment due to US restructuring	(6,214)	—	—
- Refundable AMT Credits	—	(4,688)	—
- Change in recognised tax assets	—	9,471	16,308
- Change in recognised tax assets due to IRC Section 382 Limitation	19,802	—	—
- Change in recognised tax assets due to Tax Reform	—	(18,821)	—
Total income tax expense (benefit)	17,490	(1,873)	1,705

c) Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	47,245	36,672	46,022

d) Deferred tax charged directly to equity:
- Equity raising costs	—	821	(986)
- Currency translation adjustment	—	(952)	73

NOTE 9 — OTHER INCOME (EXPENSE), NET

	2018	2017	2016
Year ended 31 December	US$’000	US$’000	US$’000
Litigation settlements, net (1)	(103)	(748)	1,200
Insurance proceeds (2)	—	—	2,375
Escrow settlement from prior period property disposition (3)	—	1,000	—
Restructuring expenses (4)	—	(56)	(856)
Write-down of equipment and tubular inventory	(843)	—	—
Other	342	261	(320)
Total other income (expense), net	(604)	457	2,399

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
(3)

During 2017, the Company received a cash payout of $1.0 million from an escrow holding drilling commitment-related funds related to properties sold by the Company in 2014.  There had previously been uncertainty as to whether the drilling commitments would be met and to whom the funds would be paid to, and was therefore unrecognized in 2014.

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

NOTE 10 — KEY MANAGEMENT PERSONNEL COMPENSATION

a)Directors and Key Management Personnel (“KMP”) Compensation

	2018	2017	2016
Year ended 31 December	US$	US$	US$’000
Short term wages and benefits	2,504	1,444	1,298
Share-based payments (equity or cash settled)	180	1,429	2,025
Post-employment benefit	49	53	49
Termination benefits	285	—	—
	3,018	2,926	3,372

b)           Restricted Share Units Granted as Compensation

RSUs awarded as compensation were 1,562,500  ($0.3 million fair value), 783,551  ($0.5 million fair value) and  990,700 ($1.2 million fair value) during the years ended 31 December 2018, 2017 and 2016, respectively, to KMP. In addition, in 2018 the Board recommended that its Managing Director receive 3,127,480 RSUs, which will be subject to approval by shareholders at its 2019 Annual General Meeting.  The vesting provisions of the RSUs in effect during 2018 and 2017 vary and may vest based upon the passage of time or based on achievement of metrics related to the Company’s three‑year absolute total shareholder return (“ATSR”), total shareholder return (“TSR”) compared to a defined peer group or energy market index, or the Company’s 2019 and 2020 Adjusted EBITDAX and production per debt adjusted share. The details of the plan and vesting conditions of the RSUs are described in detail in Part I, Item 6.

c)           Deferred Cash Awards as Compensation

Deferred cash awards vest based on the appreciation of the Company’s ordinary share volume-weighted average price measured over a one to three year period.  The liability and expense associated with such awards is measured at the end of each reporting period.  The KMP were awarded deferred cash as compensation during the year ended 31 December 2017 and 2016 of $1,138,503 and $1,264,998, respectively,  of which $858,565 has forfeited.  No deferred awards have vested to date, as the performance metrics associated with these awards were not achieved as of the measurement date.  The one remaining tranche will be evaluated for vesting at the end of 2019.  The deferred cash award is described in more detail in Part I, Item 6.

NOTE 11 — AUDITORS’ REMUNERATION

	2018	2017	2016
Year ended 31 December	US$’000	US$’000	US$’000
Amounts paid or payable to the auditor for:
Auditing or review of the financial report (1)	704	485	461
Professional services related to filing of various Forms with the SEC	33	—	—
Other non-assurance services	59	—	—
Total remuneration of the auditor (1)	796	485	461

(1)

The current auditor of the Company is Deloitte Touche Tomatsu.  The 2016 amount includes $0.4 million paid to the Company’s former auditor, Ernst & Young, who provided audit services for the year ended 31 December 2015.

NOTE 12 — EARNINGS (LOSS) PER SHARE (EPS)

	2018	2017	2016
Year ended 31 December	US$’000	US$’000	US$’000
Loss for periods used to calculate basic and diluted EPS	(28,139)	(22,435)	(45,694)

	Number	Number	Number
	of shares	of shares	of shares
a) -Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS (1)	523,652,216	125,133,866	87,058,290
b) -Incremental shares related to options and restricted share units (2)	—	—	—
c) -Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	523,652,216	125,133,866	87,058,290

(1)	All share numbers have been retroactively adjusted for the 2018, 2017 and 2016 periods to reflect the Company’s one-for-ten share consolidation in December 2018, as described in Note 28.
(2)

Incremental shares related to restricted share units were excluded from 31 December 2018 and 2017 weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

NOTE 13 — TRADE AND OTHER RECEIVABLES

	2018	2017
As at 31 December	US$’000	US$’000
Oil, natural gas and NGL sales	16,339	2,604
Joint interest billing receivables	594	930
Commodity hedge contract receivables	4,192	—
Other	124	432
Total trade and other receivables	21,249	3,966

Due to the short-term nature of trade and other receivables, their carrying amounts are assumed to approximate fair value. No material receivables were outside of normal trading terms as at 31 December 2018 and 2017.

NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS

	2018	2017
As at 31 December	US$’000	US$’000
FINANCIAL ASSETS:
Current
Derivative financial instruments — commodity contracts	24,315	383
Non-current
Derivative financial instruments — commodity contracts	8,003	223
Total financial assets	32,318	606

FINANCIAL LIABILITIES:
Current
Derivative financial instruments — commodity contracts	225	5,618
Derivative financial instruments — interest rate swaps	211	—
Non-current
Derivative financial instruments — commodity contracts	651	3,728
Derivative financial instruments — interest rate swaps	1,927	—
Total financial liabilities	3,014	9,346

In March 2018, the Company entered into short-term foreign currency derivative instruments to lock in the exchange rate for A$284 million.  The instruments were designed to protect the funds generated in its equity raise from currency fluctuations during the period between launch of the equity raise and receipt of funds.  The Company realised a gain of $6.8 million on the foreign currency derivative instruments during the year ended 31 December 2018, which has been recognized in the consolidated statement of profit or loss and other comprehensive income within gain on foreign currency derivative financial instruments.  There were no foreign currency derivative contracts outstanding at 31 December 2018.

The Company had a gain of $40.2 million related to its commodity derivative financial instruments during the year ended 31 December 2018, consisting of a $40.8 million unrealised gain resulting from the change in fair value of the commodity derivative financial instruments, offset by a $0.6 million realised loss from the settlement of commodity derivative contracts.  The commodity derivative activity has been recognised in the consolidated statement of profit or loss and other comprehensive income within gain (loss) on derivative financial instruments, net.

Realised and unrealised losses on the Company’s interest rate swap of $0.3 million and $2.1 million for the year ended 31 December 2018, respectively, were recognised in the consolidated statement of profit or loss and other comprehensive income within loss on interest rate derivative financial instruments.

NOTE 15 — ASSETS HELD FOR SALE

The consolidated statement of financial position includes assets and liabilities held for sale, comprised of the following:

	2018	2017
As at 31 December	US$’000	US$’000

Eagle Ford - Dimmit County oil and gas assets	24,284	61,064
Total assets held for sale	24,284	61,064

Restoration provision associated with assets held for sale	1,125	1,064
Total liabilities related to assets held for sale	1,125	1,064

In June 2017, the Company committed to a plan to sell its assets located in Dimmit County, Texas.  The assets to be sold include developed and production assets and exploration and evaluation assets.  Sale of the Dimmit assets will provide additional capital for further development of the Company’s core McMullen,  Atascosa, Live Oak and La Salle Counties assets.  The Company wrote-down the value of the Dimmit held for sale asset group as at 31 December 2018 and 2017.  Depletion is not recorded for the disposal group when classified for sale.  See Note 20 for additional information.

NOTE 16 — FAIR VALUE MEASUREMENT

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

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

As at 31 December 2018
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	—	32,318	—	32,318
Liabilities measured at fair value
Derivative commodity contracts	—	(876)	—	(876)
Derivative interest rate swaps	—	(2,138)	—	(2,138)
Net fair value	—	29,304	—	29,304

As at 31 December 2017
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	—	606	—	606
Liabilities measured at fair value
Derivative commodity contracts	—	(9,346)	—	(9,346)
Net fair value	—	(8,740)	—	(8,740)

During the years ended 31 December 2018 and 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfer into or out of  Level 3 fair value measurements.

Measurement of Fair Value

a)           Derivatives

The Company’s derivative instruments consist of commodity contracts (primarily swaps and collars) and interest rate swaps. The Company utilizes present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy.

b)           Credit Facilities

As at 31 December 2018, the Company had $250 million and $65 million of principal debt outstanding on its term loan and revolving facility, respectively. The Company’s term loan has a recorded value that approximates its fair value, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the term loan was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period.  An increase of 0.50% in the assumed borrowing rate would decrease the fair value of the term loan by approximately $5.4 million to $244.6 million.

The Company’s revolving facility has a recorded value that approximates its fair value as its variable interest rate is tied to current market rates and the applicable margins of 2.5%‑3.5% approximate market rates.

c)           Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable, accrued liabilities and the production prepayment approximate fair value due to their short-term nature.

d)           Non-recurring Fair Value Measurements

Certain non-financial assets and liabilities are initially measured at fair value, including assets held for sale, and assets and liabilities acquired in business combinations, exploration and evaluation assets and development and production assets.  These assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances.  The Company did not recognize any impairment expense with respect to its development and production assets during the year ended 31 December 2018.  The Company did recognize impairment expense with respect to its Dimmit County assets held for sale and its exploration and evaluation assets.  See further discussion of impairment methods and assumptions at Note 20.

NOTE 17 — OTHER CURRENT ASSETS

	2018	2017
As at 31 December	US$’000	US$’000
Oil inventory on hand, lesser of cost or net realisable value	506	908
Equipment inventory, lesser of cost or net realisable value	1,647	1,479
Prepaid expenses	1,321	915
Other	72	170
Total other current assets	3,546	3,472

NOTE 18 — DEVELOPMENT AND PRODUCTION ASSETS

	2018	2017
As at 31 December	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Development and production assets, at cost:
Producing assets	916,266	778,735
Wells-in-progress	13,221	954
Undeveloped assets	141,219	31,580
Development and production assets, at cost:	1,070,706	811,269
Accumulated depletion	(317,499)	(277,098)
Accumulated impairment	(119,807)	(136,643)
Total development and production assets	633,400	397,528
Less amount classified as asset held for sale (1)	—	(58,732)
Total development and production assets	633,400	338,796

a) Movements in carrying amounts:
Development expenditure
Balance at beginning of period	338,796	338,709
Amounts capitalised during the period	177,531	115,120
Amounts transferred from exploration phase	3,178	—
Fair value of assets acquired (Note 2)	179,662	—
Revision to restoration provision	1,299	1,550
Depletion expense	(66,827)	(57,851)
Development and production assets sold during the period	(239)	—
Reclassifications to assets held for sale (1)	—	(58,732)
Balance at end of period	633,400	338,796

(1)

In 2017 the Company committed to a plan to sell its developed and undeveloped interests in Dimmit County, Texas.  The balance as at 31 December 2017 reflects amount transferred to assets held for sale before impairment (see Note 20).

Borrowing costs relating to drilling of development wells that have been capitalised as part of oil and gas properties during the years ended 31 December 2018 and 2017 totaled $1.5 million and $1.4 million, respectively. The average interest capitalisation rate for years ended 31 December 2018 and 2017  was 2.42% and 1.75%, respectively.

NOTE 19 — EXPLORATION AND EVALUATION ASSETS

	2018	2017
As at 31 December	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Exploration and evaluation phase, at cost	197,363	185,819
Provision for impairment	(117,893)	(143,093)
Total exploration and evaluation assets	79,470	42,726
Less amount classified as asset held for sale (1)	—	(7,747)
Total exploration and evaluation assets	79,470	34,979
a) Movements in carrying amounts:
Exploration and evaluation
Balance at beginning of period	34,979	34,366
Amounts capitalised during the period	4,736	8,528
Fair value of assets acquired (Note 2)	43,642	—
Amounts transferred to development phase	(3,178)	—
Impairment expense	(709)	(168)
Reclassifications to assets held for sale (1)	—	(7,747)
Balance at end of period	79,470	34,979

(1)

In 2017 the Company committed to a plan to sell its interests in Dimmit County, Texas.  The balance as at 31 December 2017 reflects amount transferred to assets held for sale before impairment (see Note 20)

The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTE 20 — IMPAIRMENT OF ASSETS

Year-End 2018

Non-current oil and gas assets

At 31 December 2018, the Group reassessed its non-current Eagle Ford assets for indicators of impairment or whether there was any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy. As at 31 December 2018, the Company’s market capitalisation was lower than the net book value of the Company’s net assets, which is deemed to be an indicator of impairment as described by IAS 36. As a result, the Company believes that under the prescribed accounting guidance there was indication that an impairment may exist related to its development and production assets and performed an impairment analysis.  There was no indication of impairment or reversal of impairment related to its evaluation and expenditure assets.

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

Future commodity price assumptions are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves.  Future prices ($ per Bbl) used for the 31 December 2018 VIU calculation were as follows:

						2024 and
	2019	2020	2021	2022	2023	thereafter
Oil (WTI)	$57.50	$60.00	$62.50	$65.00	$67.50	$70.00
Oil (Brent)	$65.00	$66.00	$67.00	$68.00	$69.00	$70.00

The pre-tax discount rates that have been applied to the development and production assets were 10.0% and 20.0% for proved developed producing and proved undeveloped properties, respectively.

Management’s estimate of the recoverable amount using the VIU model as at 31 December 2018 exceeded the carrying cost of development and production and therefore no impairment was required.

Dimmit County Assets Held For Sale

In accordance with IFRS 5, assets held for sale are to be measured at the lower of fair value less cost to sell (“FVLCS”) or the carrying value of the assets. The Company wrote down the asset group to the expected adjusted purchase price proceeds, less anticipated external broker marketing costs, which resulted in year-to-date impairment expense of $43.2 million.  The Company’s estimate of the expected adjusted purchase price proceeds was based upon comparable transactions and provided by the third-party broker that is marketing the properties on the Company’s behalf (Level 3 inputs).

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

Dimmit County Assets Held for Sale

In accordance with IFRS 5, assets held for sale are to be measured at the lower of FVLCS or the carrying value of the assets. To estimate FVLCS of the Dimmit County held for sale group at 31 December 2017, the Group utilized the income approach (Level 3 on fair value hierarchy) based on the estimated discounted future cash flows from the producing property and related exploration and evaluation assets.  The model took into account management’s best estimate for pricing (described above) and discount rates, as described below.  The Company is marketing the assets using an external broker.  The Group expects to incur marketing costs of approximately $0.5 million.

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

Recoverable amounts and resulting impairment expense recognized in conjunction with the Company’s impairment analysis as at 31 December 2018 and 2017 are presented in the table below.

		Recoverable
As at 31 December 2018	Carrying costs	amount	Impairment (1)
Cash-generating unit	US$’000	US$’000	US$’000
Assets held for sale - Dimmit County	67,519	24,284	43,235

As at 31 December 2017
Cash-generating unit
Assets held for sale - Dimmit County	66,479	61,064	5,415

31 December 2016
Cash-generating unit (2)
Exploration and evaluation expenditures:
Mississippian/Woodford	1,183	—	1,183
Cooper Basin	6,688	—	6,688
Total exploration and evaluation	7,871	—	7,871
Development and production assets:
Mississippian/Woodford	21,693	18,309	3,384
Total development and production assets	21,693	18,309	3,384

(1)

Total impairment expense for the year ended 31 December 2018 and 2017 also included $0.7 million and $0.2 million  related to additional costs incurred at the Cooper Basin, which was fully impaired in 2016.

(2)

Total impairment expense for the year ended 31 December 2016 was $11.3 million, which was net of an adjustment to 2015 impairment expense of $1.1 million related to a vendor discount for well completion services obtained subsequent to the filing of the Company’s 2015 annual report. Total impairment expense was $10.2 million.

Any further adverse changes in any of the key assumptions may result in future impairments.

NOTE 21 — PROPERTY AND EQUIPMENT

	2018	2017
As at 31 December	US$’000	US$’000
Property and equipment, at cost	4,177	3,628
Accumulated depreciation	(2,823)	(2,382)
Total property and equipment	1,354	1,246

a) Movements in carrying amounts:
Balance at beginning of period	1,246	1,211
Amounts capitalised during the period	549	659
Amounts disposed of during the period	—	(122)
Depreciation expense	(441)	(502)
Balance at end of period	1,354	1,246

NOTE 22 — TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

	2018	2017
As at 31 December	US$’000	US$’000
Oil and natural gas property and operating related	64,530	40,001
Administrative expenses, including salaries and wages	4,877	4,494
Accrued interest payable	458	3,057
Current finance lease liabilities	94	—
Commodity derivative contract payables	60	550
Total trade and other payables and accrued expenses	70,019	48,102

NOTE 23 — PRODUCTION PREPAYMENT

On 31 July 2017, the Company entered into an agreement with an oil purchaser to provide a revenue advance to the Company of $30 million to be repaid through delivery of the Company’s oil production through full repayment of the $30 million.  The advance bore interest at rate of 10% per annum.  The Company repaid the outstanding balance in full in April 2018.

NOTE 24— OTHER PROVISIONS

	2018	2017
As at 31 December	US$’000	US$’000
Balance at beginning of period	3,316	6,025
Changes in estimates	(127)	(747)
Settlements	(1,262)	(1,932)
Unwinding of discount	63	73
Reclassification from provisions to accrued liabilities	—	(103)
Balance at end of period (1)	1,990	3,316

(1)  As at 31 December 2018 and 2017, $0.9 million and $1.2 million were classified as current, respectively.

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

NOTE 25 — CREDIT FACILITIES

	2018	2017
As at 31 December	US$'000	US$'000
Revolving Facility - Natixis (due October 2022)	65,000	—
Term Loan - Morgan Stanley (due April 2023)	250,000	—
Revolving facility - Morgan Stanley (due May 2020)	—	67,000
Term loan - Morgan Stanley (due October 2020)	—	125,000
Total credit facilities	315,000	192,000
Deferred financing fees, net of accumulated amortisation	(14,560)	(2,690)
Total credit facilities, net of deferred financing fees	300,440	189,310

On 23 April 2018, contemporaneous with the closing of its Eagle Ford acquisition, the Company entered into a $250.0 million syndicated second lien term loan with Morgan Stanley Energy Capital, as administrative agent, (the “Term Loan”), and a syndicated revolver with Natixis, New York Branch, as administrative agent, (the “Revolving Facility”), with initial availability of $87.5 million ($250.0 million face).  The proceeds of the refinanced debt facilities were used to retire the Company’s previous credit facilities of $192.0 million, repay the remaining outstanding production prepayment of $11.8 million and pay deferred financing fees of $16.9 million, with the balance being used for the Company’s working capital needs at the time of closing.  In conjunction with the refinanced debt facilities, the Company wrote off deferred financing fees associated with the previous credit facilities of $2.4 million.

The Revolving Facility and Term Loan are secured by certain of the Company’s oil and gas properties.  The Revolving Facility is subject to a borrowing base, which is redetermined at least semi-annually.  On 14 November 2018, the borrowing base was increased to $122.5 million, an increase of $35.0 million from the initial borrowing base.  The next of such redeterminations will occur in the second quarter of 2019.  The Revolving Facility has a 4 ½ year term (matures in October 2022) and the Term Loan has a five year term (matures in April 2023).  If upon any downward adjustment of the borrowing base, the outstanding borrowings are in excess of the revised borrowing base, the Company may have to repay its indebtedness in excess of the borrowing base immediately, or in five monthly installments.

Interest on the Revolving Facility accrues at a rate equal to LIBOR, plus a margin ranging from 2.5% to 3.5% depending on the level of funds borrowed.  Interest on the Term Loan accrues at a rate equal to the greater of (i) LIBOR plus 8% or (ii) 9%.  Interest expense on the credit facilities incurred, net of capitalisation, during the years ended 31 December 2018,  2017 and 2016 was $22.4 million, $11.7 million and $11.4 million, respectively.

Under the Term Loan and Revolving Facility, the Company is required to maintain the following financial ratios:

•

a minimum Current Ratio, consisting of consolidated current assets (as defined in the Revolving Facility) including undrawn borrowing capacity to consolidated current liabilities (as defined in the Revolving Facility), of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

•

a maximum Leverage Ratio, consisting of consolidated Total Debt to adjusted consolidated EBITDAX (as defined in the Revolving Facility), of not greater than 4.0 to 1.0 as of the last day of any fiscal quarter;

•

a minimum Interest Coverage Ratio, consisting of EBITDAX to Consolidated Interest Expense (as defined in the Revolving Facility), of not less than 2.0 to 1.0 as of the last day of any fiscal quarter; and

•	an Asset Coverage Ratio, consisting of Total Proved PV9% to Total Debt (as defined in the Term Loan agreement), of not less than 1.50 to 1.0.

As at 31 December 2018, the Company was in compliance with all restrictive financial and other covenants under the Term Loan and Revolving Facility.

The Company had letters of credit of $12.0 million outstanding on the Revolving Facility and $45.5 million of available borrowing capacity at 31 December 2018.  Subsequent to 31 December 2018, the Company made additional borrowings of $35 million and increased the letters of credit increased to $16.4 million, leaving available borrowing capacity of $6.1 million.

NOTE 26 — RESTORATION PROVISION

The restoration provision represents the Company’s best estimate of the present value of restoration costs relating to its oil and natural gas interests, which are expected to be incurred through 2049. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. The estimate of future removal costs requires management to make significant judgments regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual restoration costs will reflect market conditions at the relevant time. Furthermore, the timing of restoration is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend on future oil and natural gas prices, which are inherently uncertain.

	2018	2017
As at 31 December	US$’000	US$’000
Balance at beginning of period	7,567	7,072
New provisions	1,951	938
Changes in estimates	(638)	663
Disposals and settlements	(139)	(256)
New provisions assumed from acquisition	7,435	—
Unwinding of discount	368	214
Reclassification to liabilities related to assets held for sale	—	(1,064)
Balance at end of period	16,544	7,567

NOTE 27 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:

	2018	2017
As at 31 December	US$’000	US$’000
Net deferred tax assets:
Derivatives	—	1,884
Development and production expenditure	474	—
Other	—	111
Total net deferred tax assets	474	1,995

Deferred tax liabilities:
Development and production expenditure	(28,217)	(25,971)
Derivatives	(6,453)	—
Offset by deferred tax assets with legally enforceable right of set-off:
Net operating loss carried forward	19,007	23,976
Total net deferred tax liabilities	(15,663)	(1,995)

NOTE 28 — ISSUED CAPITAL

On 24 December 2018, the Company completed the consolidation of its ordinary shares on a 1 for 10 basis (the “Share Consolidation”) as approved by the shareholders of the Company.  The Share Consolidation involved the conversion of every ten fully paid ordinary shares on issue into one fully paid ordinary share.  Upon the effectiveness of the Share Consolidation, the number of ordinary shares the Company had on issue was reduced from 6.87 billion to 687 million.  All share and per share amounts in these consolidated financial statements and related notes for periods prior to December 2018 have been retroactively adjusted to reflect the share consolidation.

Total ordinary shares issued and outstanding at each period end are fully paid.  All shares issued are authorized.  Shares have no par value.

Total ordinary shares issued and outstanding at each period end are fully paid. All shares issued are authorized. Shares have no par value.

Number of Shares
a) Ordinary Shares
Total shares issued and outstanding as at 31 December 2016	124,935,162
Shares issued during the year	389,791
Total shares issued and outstanding as at 31 December 2017	125,324,953
Shares issued during the year (1)	562,137,374
Total shares issued and outstanding as at 31 December 2018	687,462,327

(1)	Includes issuance of 104,490,194 and 456,954,532 ordinary shares in March and April 2018, respectively, in connection with the Company’s equity capital raise to fund its Eagle Ford acquisition.

Ordinary shares participate in dividends and the proceeds on winding up of the Parent Company in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	2018	2017
Year ended 31 December	US$’000	US$’000
b) Issued Capital
Balance at beginning of period	372,764	373,585
Shares issued in connection with:
Shares issued in conjunction with private placement	253,517	—
Total shares issued during the period	253,517	—
Cost of capital raising during the period	(10,297)	—
Derecognition of deferred tax asset (see Note 8)	—	(821)
Balance at end of period	615,984	372,764

c)           Restricted Share Units on Issue

Details of the RSUs issued or issuable as at 31 December:

	2018	2017
Grant Date	No. of RSUs	No. of RSUs
28 May 2015	—	51,504
28 May 2015	—	154,511
24 June 2015	—	112,257
24 June 2015	—	226,788
1 August 2015	—	10,700
15 March 2016 (1)(2)	442,810	682,495
27 May 2016 (1)(2)	434,234	434,234
29 June 2016 (1)	49,688	163,376
3 January 2017	—	18,750
17 February 2017 (1)	457,203	662,767
25 May 2017 (1)	372,419	372,419
23 October 2017 (1)	74,500	74,500
23 October 2017	75,000	150,000
29 December 2017	110,607	266,036
26 December 2018 (3)	3,558,734	—
26 December 2018 (4)	3,558,735	—
Total RSUs outstanding	9,133,930	3,380,337

(1)	ATSR RSUs vest based on 3‑year total shareholder return. These are described in more detail in the Remuneration Report.

(2)	Subsequent to 31 December 2018, the vesting were not met and the awards were forfeited in 2019.
(3)	TSR RSUs vest based on 3-year total shareholder return versus the XOP index. These are described in more detail in the Remuneration Report.
(4)	Company performance-based RSUs vest based on 2019 and 2020 EBITDA per debt adjusted share and production per debt adjusted share. These are described in more detail in the Remuneration Report.

d)           Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

The Group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets. Other than the covenants described in Note 25, the Group has no externally imposed capital requirements.

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and in the market. These responses include the management of debt levels, distributions to shareholders and shareholder issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior period. The strategy is to ensure that any significant increases to the Group’s debt or equity through additional draws or raises have minimal impact to its gearing ratio. As at 31 December 2018, the Company had $315 million outstanding debt.

NOTE 29 — RESERVES

a)           Share-Based Payments Reserve

The share-based payments reserve records items recognised as expenses on valuation of employee share options and RSUs.

b)           Foreign Currency Translation Reserve

The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 30 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to tenements

As at 31 December 2018, all of the Company’s core exploration and evaluation and development and production assets are located in Texas. The Company has an interest in a non-core exploration and evaluation license located in Australia.

The mineral leases in the exploration prospects in the US have primary terms ranging from three years to five years and generally have no specific capital expenditure requirements. However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

The Company is committed to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million (US$7.5 million) through 2019, of which A$7.1 million (US$5.0 million) had been incurred as at 31 December 2018.

The following tables summarize the Group’s contractual commitments not provided for in the consolidated statement of financial position:

	Total	Less than		More than 5
As at 31 December 2018	US$’000	1 year	1 — 5 years	years
Cooper Basin capital commitments (1)	2,508	2,508	—	—
Drilling rig commitments (2)	4,106	4,106	—	—
Operating lease commitments (3)	5,004	2,018	2,022	964
Employment commitments (4)	396	396	—	—
Minimum revenue commitment (5)	70,589	15,789	54,800	—
Total expenditure commitments	82,603	24,817	56,822	964

(1)

The Company has a commitment to fund capital expenditures at the Cooper Basin of up to approximately A $10.6 million through 2019, of which A $7.1 million had been paid or accrued to date as at 31 December 31, 2018.  The remaining commitment amounts in table are shown in USD translated at year-end.  Timing of commitment may vary.

(2)	As at 31 December 2018 the Company had one drilling rig contracted through May 2019.

(3)

Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space, net of sublease rental income, compressor and other field equipment, the Company’s amine treatment facility, and certain land-use agreements not provided for in the consolidated financial statements.

(4)

The Company has an employment agreement in place with its CEO through 2 January 2021.  His contract provides that in the event of his involuntary termination without cause, he will receive his base salary through the term of the agreement, not to exceed the amount allowed under Section 200G of the Australian Corporations Act governing payments made without shareholder approval (generally limited to an amount equal to one year’s salary based upon the average salary over the past three years).  The amount in the table above represents the amount payable considering this limitation, as if his termination occurred on 31 December 2018.  Details relating to the employment contracts are set out in the Company’s Remuneration Report.

(5)	Total minimum revenue commitments by fiscal year are as follows:

As at 31 December 2018	2019	2020	2021	2022	Total
Hydrocarbon handling and gathering agreement	10,133	14,449	14,232	6,852	45,666
Crude oil and condensate marketing agreements	3,075	4,706	7,565	4,381	19,727
Gas processing agreement	1,993	2,020	—	—	4,013
Gas transportation agreements	588	595	—	—	1,183
Total minimum revenue commitment	15,789	21,770	21,797	11,233	70,589

In conjunction with the acquisition on 23 April 2018, the Company entered into contracts with a large midstream company and production purchaser to provide gathering, processing, transportation and marketing of hydrocarbon production for the acquired properties.  The contracts contain a Minimum Revenue Commitment (“MRC”) that requires us to pay minimum annual fees related to gathering, processing, transportation and marketing.  Fixed fees per volumetric unit are expensed as incurred and settled with the midstream company on a monthly basis.  If, at the end of each calendar year during the term of the contract, the Company fails to satisfy its MRC with the fixed volume fees, the Company is required to pay a deficiency payment equal to the shortfall.  If the volumes and associated fees exceed the MRC in any contractual year, the overage can be applied to reduce the commitment, if any, in the following year.  Due to the timing of closing of the acquisition, the Company’s development program was back-loaded in 2018, and the Company was unable to meet its commitment under one of the midstream agreements in 2018.  This resulted in a deficiency shortfall of $2.8 million for 2018, which is included in transportation, processing and gathering expense in the consolidated statement of profit or loss and other comprehensive income.

The Company also had office equipment and vehicles under finance lease arrangements.  As at 31 December 2018, the net carrying amount of the office equipment and vehicles was $0.1 million and $0.3 million, respectively, included as part of property and equipment (see Note 21).  Finance lease liabilities are secured by the related assets held under finance leases.  Future minimum finance lease payments are $0.1 million and $0.3 million through 2023.

Subsequent to 31 December 2018, the Company entered into additional operating leases commitments of $0.5 million.

NOTE 31 — CONTINGENT ASSETS AND LIABILITIES

The Company is involved in various legal proceedings in the ordinary course of business.  The Company recognises a contingent liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. While the outcome of these lawsuits and claims cannot be predicted with certainty, it is the opinion of the Company’s management that as of the date of this report, it is not probable that these claims and litigation involving the Company will have a material adverse impact on the Company. Accordingly, no material amounts for loss contingencies associated with litigation, claims or assessments have been accrued at 31 December 2018.  At the date of signing this report, the Group is not aware of any other contingent assets or liabilities that should be recognized or disclosed in accordance with AASB 137/IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

NOTE 32 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America. All of the basins and/or formations in which the Company operates in North America have common operational characteristics, challenges and economic characteristics. As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker (“CODM”), whom is the Company’s Managing Director and Chief Executive Officer, that the Company has one reportable segment being oil and natural gas exploration and production in North America. For the years ended 31 December 2018, 2017 and 2016 all statement of profit or loss and other comprehensive income activity was attributed to its reportable segment with the exception of $0.7 million, $0.2 million and $6.7 million of pre-tax impairment expense, which related to the impairment of its Cooper Basin assets in Australia, respectively.

Geographic Information

The operations of the Group are located in two geographic locations, North America and Australia. The Company’s Australian assets (Cooper Basin) were acquired in 2015 as part of a larger acquisition of Eagle Ford assets.  The carrying value of the Cooper Basin asset has been fully impaired.  All revenue is generated from sales to customers located in North America. As at 31 December 2018 and 2017, the carrying value of the assets held in Australia was nil.

Revenue from three major customers exceeded 10 percent of Group consolidated revenue for the year ended 31 December 2018 and accounted for 34,  26 and 23 percent, respectively (2017:  two major customers accounting for 50 and 34 percent, respectively and 2016: two major customers accounting for 69 and 12 percent, respectively) of our consolidated oil, natural gas and NGL revenues.

NOTE 33 — CASH FLOW INFORMATION

	2018	2017	2016
Year ended 31 December	US$’000	US$’000	US$’000
a) Reconciliation of cash flows from operations with income from ordinary activities after income tax
Loss from ordinary activities after income tax	(28,139)	(22,435)	(45,694)
Adjustments to reconcile net profit (loss) to net operating cash flows:
Depreciation and amortisation expense	67,909	58,361	48,147
Impairment of assets held for sale and exploration and evaluation assets	43,945	5,583	10,203
Amortization of deferred financing fees	2,611	811	756
Share-based compensation	515	2,076	2,524
Loss on debt extinguishment	2,428	—	—
Unrealised loss (gain) on derivatives	(38,678)	1,224	21,433
Net loss on sale of non-current assets	—	1,461	—
Write-down of equipment and tubular inventory	843	—	—
Premiums paid on derivative financial instruments, net	634	—	—
Unsuccessful exploration and evaluation expense	—	—	30
Derecognition of deferred tax assets on items directly within equity	—	(821)	986
Add: Interest expense and financing costs (disclosed in investing and financing activities)	22,794	11,865	11,463
Less: Gain from escrow settlement, insurance proceeds and litigation settlements (disclosed in investing activities)	—	(2,200)	(3,603)
Less: Gain on foreign currency derivative financial instruments (disclosed in financing activities)	(6,838)	—	390
Add: Realized loss from interest rate derivative financial instruments (disclosed in financing activities)	297	—	—
Other	(131)	541	21
Changes in assets and liabilities:
- Decrease (increase) in current and deferred income tax	15,189	2,888	(826)
- Decrease (increase) in other current assets	(362)	72	(511)
- Decrease (increase) in trade and other receivables	(17,642)	5,241	2,009
- Increase (decrease) in trade and other payables	9,910	9,633	(5,080)
- Decrease in tax receivable	—	476	412
Net cash provided by operating activities	75,285	74,776	42,660

b)           Non Cash Financing and Investing Activities

-	The Company had non-cash additions to oil and natural gas properties of $42,122, $27,726 and $13,161 included in current liabilities at 31 December 2018, 2017 and 2016, respectively.

NOTE 34 — SHARE-BASED PAYMENTS

The Company recognized share-based compensation expense of $0.5 million, $1.9 million and $2.7 million for the years ended 31 December 2018, 2017 and 2016, respectively, comprised of RSUs (equity-settled) and deferred cash awards (cash-settled).

Restricted Share Units

During the years ended 31 December 2018, 2017 and 2016, the Board of Directors awarded 7,117,469, 1,575,722 and 1,699,220 RSUs, respectively, to certain employees (of which nil,  372,419 and 511,329, respectively, granted to the Company’s Managing Director were approved by shareholders). In addition, in 2018 the Board recommended that its Managing Director receive 3,127,480 RSUs, which will which be subject to approval by shareholders at its 2019 Annual General Meeting, and therefore are not shown in the tables below, and no expense has been recorded related to these awards in 2018.  These awards were made in accordance with the long-term equity component of the Company’s incentive compensation plan, the details of which are described in more detail in the Remuneration Report of the Directors’ Report. The fair value calculation methodology is described in Note 1. RSU expense totaled $0.5 million, $2.1 million and $2.5 million for the years ended 31 December 2018, 2017 and 2016, respectively. This information is summarised for the Group for the years ended 31 December 2018, 2017 and 2016, respectively, below:

		Weighted Average Fair
	Number	Value at Measurement
	of RSUs	Date A$
Outstanding at 31 December 2015	1,243,434	5.53
Issued or Issuable (1)	1,826,719	1.84
Converted to ordinary shares	(550,154)	5.43
Forfeited	(141,779)	5.88
Outstanding as at 31 December 2016	2,378,220	3.36
Issued or Issuable	1,575,722	0.88
Converted to ordinary shares	(389,791)	4.34
Forfeited	(183,814)	1.54
Outstanding as at 31 December 2017	3,380,337	2.19
Issued or Issuable	7,117,469	0.27
Converted to ordinary shares	(691,618)	4.68
Forfeited	(672,258)	2.60
Outstanding as at 31 December 2018	9,133,930	0.47

(1)	Includes 127,500 of RSUs formally issued on the ASX in 2016 in conjunction with a 2015 option conversion.

The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions:

RSUs awarded during the year ended 31 December 2018:

		Fair Value at
		Measurement Date
Grant Date	Number of RSUs	(Per RSU in US$)	Vesting Conditions
26 December 2018	3,558,734	0.16	0% - 200% based on 3 year ATSR
26 December 2018	889,681	0.21	0% - 200% based on 2019 EBITDA per Debt Adjusted Share
26 December 2018	889,681	0.21	0% - 200% based on 2020 EBITDA per Debt Adjusted Share
26 December 2018	889,681	0.21	0% - 200% based on 2019 Production per Debt Adjusted Share
26 December 2018	889,692	0.21	0% - 200% based on 2020 Production per Debt Adjusted Share
	7,117,469

RSUs awarded during the year ended 31 December 2017:

		Fair Value at
		Measurement Date
Grant Date	Number of RSUs	(Per RSU in US$)	Vesting Conditions
3 January 2017	25,000	1.59	25% after 90 days; then 25% on 3 January 2018, 2019 and 2020
9 January 2017	25,000	1.72	25% after 90 days; then 25% on 9 January 2018, 2019 and 2020
2 February 2017	662,767	0.90	0% - 150% based on 3 year ATSR
25 May 2017	372,419	0.39	0% - 150% based on 3 year ATSR
23 October 2017	74,500	0.27	0% - 150% based on 3 year ATSR
23 October 2017	150,000	0.41	25% after 90 days; then 25% on 23 October 2018, 2019 and 2020
29 December 2017	266,036	0.58	33 % on 31 January 2018, 2019 and 2020
	1,575,722

RSUs awarded during the year ended 31 December 2016:

		Fair Value at
		Measurement Date
Grant Date	Number of RSUs	(Per RSU in US$)	Vesting Conditions
15 March 2016	682,495	$1.50	0% - 133% based on 3 year ATSR
27 May 2016	434,233	$0.94	0% - 133% based on 3 year ATSR
27 May 2016	77,095	$1.23	100 % vested immediately
29 June 2016	385,396	$0.82	33 % on 1 January 2017, 2018 and 2019
15 August 2016	40,000	$1.15	50 % on 13 November 2016 and 50% on 11 February 2017
15 August 2016	80,000	$1.07	0% - 133% based on 3 year ATSR
	1,699,219

Upon vesting, and after a certain administrative period, the RSUs are converted to ordinary shares of the Company. Once converted to ordinary shares, the RSUs are no longer restricted. For the years ended 31 December 2018,  2017 and 2016, the weighted average price of the RSUs at the date of conversion was A$0.94, A$1.87 and A$1.11 per share, respectively.

At 31 December 2018, the weighted average remaining contractual life of the RSUs was 1.7 years.

Deferred Cash Awards

During the years ended 31 December 2018, 2017 and 2016, the Board of Directors awarded nil, $2.0 million and $2.1 million, respectively, of deferred cash awards to certain employees.  Under the deferred cash plan, awards may vest between 0%-300%, earned through appreciation in the price of Sundance’s ordinary shares over a one to three year period.  The details of the award are described in more detail in the Remuneration Report of the Directors’ Report and the fair value calculation methodology is described in Note 1.  The fair value of the award is remeasured at the end of each reporting period, and as a result of a decrease in the value of the deferred cash awards as compared to the prior reporting period, the Company recorded income of $(5.8) thousand, $(0.2) million and expense of $0.2 million for the years ended 31 December 2018, 2017 and 2016, respectively.  The estimated weighted average fair value of each one dollar unit of deferred cash awards as at 31 December 2018 was $0.03, resulting in a total liability of $10.4 thousand.  Total award forfeitures for the years ended 31 December 2018, 2017 and 2016 were $1,779,482, $1,744,228 and $31,681, respectively, which were for both employee terminations and failure to meet the award vesting conditions.

Amount
of Deferred
Cash Awards (US$)
Outstanding at 31 December 2015	—
Granted	2,079,879
Vested and paid in cash	—
Forfeited	(31,681)
Outstanding as at 31 December 2016	2,048,198
Granted	1,998,675
Vested and paid in cash	—
Forfeited	(1,744,228)
Outstanding as at 31 December 2017	2,302,645
Granted	—
Vested and paid in cash	—
Forfeited	(1,779,482)
Outstanding as at 31 December 2018	523,163

NOTE 35 — RELATED PARTY TRANSACTIONS

There were no material related party transactions for the years ended 31 December 2018, 2017 and 2016.

NOTE 36 — FINANCIAL RISK MANAGEMENT

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

iii)     Commodity Price Risk Exposure and Management

The Board reviews oil and natural gas hedging on a monthly basis. Reports providing detailed analysis of the Group’s hedging activity are monitored against Group policy. The Group currently sells its oil on market using NYMEX West Texas Intermediary (“WTI”) and Brent Crude (“Brent”) market spot rates reduced for basis differentials in the basin from which the Company produces. Gas is sold using Henry Hub (“HH”) and Houston Ship Channel (“HSC”) market spot prices. Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group’s policy is to hedge at least 50% of its the reasonably projected oil & gas production from the Proved Reserves classified as “Developed Producing Reserves” for a rolling 36 month period, but not more than 80% of the reasonably projected production from the Proved Reserves for 36 months and not more than 80% of the reasonably projected production from the Proved reserves classified as Developed Producing Reserves for months 37-60, as required by its Revolving Facility agreement.  The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of profit or loss and other comprehensive income.

A summary of the Company’s outstanding derivative positions as at 31 December 2018 is below:

Oil Derivatives	Weighted Average WTI/LLS (1)			Weighted Average Brent (1)
Year	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling
2019	1,238,000	$58.83	$65.24	989,000	$61.89	$69.17
2020	1,326,000	$53.66	$59.56	—	$—	$—
2021	612,000	$48.49	$59.23	—	$—	$—
2022	528,000	$45.68	$60.83	—	$—	$—
2023	160,000	$40.00	$63.10	—	$—	$—
Total	3,864,000	$52.84	$61.65	989,000	$61.89	$69.17

Gas Derivatives (HH/HSC)	Weighted Average (1)
Year	Units (Mcf)	Floor	Ceiling
2019	3,372,000	$2.99	$3.23
2020	1,536,000	$2.65	$2.70
2021	1,200,000	$2.66	$2.66
2022	1,080,000	$2.69	$2.69
2023	240,000	$2.64	$2.64
Total	7,428,000	$2.81	$2.93

(1)

The Company’s outstanding derivative positions include swaps totaling 1,279,000 Bbls and 6,180,000 Mcf, which are included in both the weighted average floor and ceiling value. Additionally, certain volumes in the table above are subject to 3-way collars.  60,000 Bbls in 2019 and 36,000 Bbls in 2020 are hedged via structures containing an additional short put option at a $30 strike price, and 300,000 Bbls in each 2020,  2021 and 2022 contain an additional short put option with a $35 strike price.  The put option strike price is not factored into the Floor in the table above.

In addition to the oil and natural gas derivatives, the Company also had outstanding derivative positions related to propane call options sold in July 2018.  A total of 312,000 barrels with a strike price of $0.76 per unit is contracted in 2019 and 271,000 barrels with a strike price of $0.70 per unit is contracted in 2020.

Subsequent to year-end, the Company entered into 1)    1,205,000 Bbls derivative swap contracts for the years 2019 to 2021 with an weighted average price of $59.35/Bbl 2)  120,000 Bbls of 2019 collars with a floor of $62.00/Bbl and weighted average ceiling of $66.75/Bbl 3) basis hedges for 1,703,000 Bbls for the years 2019 to 2021 at a weighted average price of $5.63/Bbl and 4) put spreads for 136,000 Bbls for the years 2020 and 2021 to enhance existing contracts.

b)           Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalent and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based on discounting future cash flows by the current interest rates for assets and liabilities with similar risk profiles. As at 31 December 2018, the balances are not materially different from those disclosed in the consolidated statement of financial position of the Group.

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

At 31 December 2018, the Group had one customer, a large midstream company and production purchaser, that owed the Group approximately $12.1 million, which accounted for approximately 74%, of total revenue receivables.  At 31 December 2018, the Company has a long term contract in place with this customer, under which the Company is subject to MRC for gathering, processing, transportation and marketing services totaling $70.6 million through 2022.  See Note 30.

The Group owns nearly 100% of the working interest in the majority of the wells it operates, therefore joint interest billing receivables, and the related credit risk, are minimal.  Further, if payment is not made by a working interest partner, the Group can withhold future payments of revenue.

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

The Company has the following commitments related to its financial liabilities (US$’000):

		Less than 1		More than 5
As at 31 December 2018	Total	year	1 — 5 years	years
Trade and other payables	34,796	34,796	—	—
Accrued expenses	35,223	35,223	—	—
Provisions	1,990	900	1,090	—
Credit facilities payments, including interest (1)	446,622	30,956	415,666	—
Total	518,631	101,875	416,756	—

(1)	Assumes credit facilities are held to maturity.

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

Commodity Price Risk Sensitivity Analysis

The table below summarises the impact on profit before tax for changes in commodity prices on the fair value of derivative financial instruments. The impact on equity is the same as the impact on profit before tax as these derivative financial instruments have not been designated as hedges and are therefore adjusted to fair value through profit and loss. The analysis assumes that the crude oil and natural gas price moves $10 per barrel and $0.50 per mcf, with all other variables remaining constant, respectively.

	2018	2017
Year ended 31 December	US$’000	US$’000
Effect on loss before tax
Increase / (Decrease)
Oil
- improvement in US$ oil price of $10 per barrel	(26,507)	(14,287)
- decline in US$ oil price of $10 per barrel	41,937	15,961
Gas
- improvement in US$ gas price of $0.50 per mcf	(3,570)	(1,254)
- decline in US$ gas price of $0.50 per mcf	3,540	1,504

The Group expects that the profit and loss impact from changes in commodity prices on the fair value of derivative instruments would be largely offset by changes in oil and natural gas revenue and settlements on derivative instruments during the period.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.  In June 2018, the Company entered into interest rate swap contracts to partially mitigate this risk.  The contracts are as follows:

Interest Rate Swaps
Contract Term	Notional	Rate (1)
11 June 2018 - 2019	187,500,000	2.641%
11 June 2019 - 2020	187,500,000	3.016%
11 June 2020 - 2021	125,000,000	3.072%
11 June 2021 - 2022	125,000,000	3.061%
11 June 2022 - 2023	125,000,000	3.042%

(1)	Each contract has a 1.0% floor, consistent with the structure of the new credit facilities.

Interest Rate Sensitivity Analysis

Based on the net debt position as at 31 December 2018 and 2017 with all other variables remaining constant, the following table represents the effect on income as a result of changes in the interest rate. The impact on equity is the same as the impact on profit (loss) before income tax.

	2018	2017
Year ended 31 December	US$’000	US$’000
Effect on loss before tax
Increase / (Decrease)
- increase in interest rates + 2%	(2,550)	(3,663)
- decrease in interest rates - 2%	2,430	1,177

This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year. The 2018 amounts also consider the impact of the Company’s interest rate swap.  However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity amounts are subject to change.

NOTE 37 — SUBSIDIARIES

The Company’s significant subsidiaries as at 31 December 2018 are as follows:

Name of Entity	Place of Incorporation	Percentage Owned
Sundance Energy Inc.	Colorado	100
SEA Eagle Ford, LLC	Texas	100
Armadillo E&P, Inc.	Delaware	100
NSE PEL570 LTD	Australia	100

NOTE 38 — UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES

Costs Incurred

The following table sets forth the capitalised costs incurred in our oil and gas production, exploration, and development activities:

	Year ended December 31,
(in thousands)	2018	2017	2016
Property acquisition costs
Proved	$179,662	$4,335	$23,873
Unproved	44,121	1,244	2,815
Exploration costs	4,257	2,949	1,650
Development costs (1)	177,531	115,120	61,131
	$405,571	$123,648	$89,469

(1)

Development costs include $13.2 million and $5.0 million of costs associated with non-producing wells in-progress as at 31 December 2018 and 2016, respectively.   These wells in-progress were either drilling, waiting on hydraulic fracturing or production testing at year-end.  There were no wells in-progress as at 31 December 2017.

SEC Oil and Gas Reserve Information

Ryder Scott Company, L.P., an independent petroleum engineering consulting firm, prepared all of the total future net revenue discounted at 10% attributable to the total interest owned by the Company as at 31 December 2018, 2017 and 2016. The technical person primarily responsible for the estimates set forth in the reserves report is Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado and Texas with over 13 years of practical experience in estimation and evaluation of petroleum reserves.

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

		Natural		Total Oil
	Oil	Gas	NGL	Equivalents
	(MBbl)	(MMcf)	(MBbl)	(MBoe)
Total proved reserves:
31 December 2015	17,552	26,576	3,492	25,473
Revisions of previous estimates	(1,397)	536	(833)	(2,141)
Extensions and discoveries	4,242	10,240	1,551	7,500
Purchases of reserves in-place	1,432	3,121	1,216	3,168
Production	(1,412)	(2,941)	(332)	(2,234)
Sales of reserves in-place	(1,976)	(1,802)	—	(2,276)
31 December 2016	18,441	35,730	5,094	29,490
Revisions of previous estimates	(1,778)	(2,091)	154	(1,972)
Extensions and discoveries	6,658	17,255	2,852	12,386
Purchases of reserves in-place	6,892	14,935	1,897	11,278
Production	(1,800)	(3,621)	(324)	(2,727)
Sales of reserves in-place	(426)	(2,799)	(483)	(1,376)
31 December 2017	27,987	59,409	9,190	47,079
Revisions of previous estimates	(5,138)	(14,257)	(3,201)	(10,716)
Extensions and discoveries	7,577	12,889	2,179	11,904
Purchases of reserves in-place	30,474	55,367	8,801	48,503
Production	(2,256)	(4,534)	(497)	(3,508)
Sales of reserves in-place	(15)	(33)	—	(21)
31 December 2018	58,629	108,841	16,472	93,241
Proved developed reserves:
31 December 2016	7,440	16,704	2,269	12,493
31 December 2017	8,987	21,078	3,244	15,744
31 December 2018	16,742	33,169	4,927	27,197
Proved undeveloped reserves
31 December 2016	11,001	19,026	2,825	16,997
31 December 2017	19,000	38,331	5,946	31,335
31 December 2018	41,887	75,672	11,545	66,044

Proved Undeveloped Reserves

As at 31 December 2018, the Company’s proved undeveloped reserves, all of which are located in the Eagle Ford, were approximately 66,044 MBoe, an increase of 34,709 MBoe over our 31 December 2017 proved undeveloped reserves estimate of approximately 31,335 MBoe. The change primarily consisted of purchases of reserves of 41,069 MBoe (from its acquisition in the second quarter of 2018) and extensions and discoveries of 11,904 MBoe, partially offset by downward revisions to previous estimates of approximately 9,303 MBoe and a decrease of 8,961 MBoe due to the conversion of proved undeveloped reserves to proved developed reserves.

Over the next five years, the Company expects to fund its future development costs associated with proved undeveloped reserves of $1,103.5 million with operating cash flows from its existing proved developed reserves and proved undeveloped reserves that are expected to be converted to proved developed reserves, supplemented by its revolving credit facility. Using the 31 December 2018 SEC price assumptions, the Company’s proved reserves operating cash flows are expected to be approximately $1,749 million (undiscounted, before income taxes (if any)). As such, the Company expects all proved undeveloped locations that are scheduled and included in the Company’s reserves will be spud within the next five years.

Revisions of Previous Estimates

The Company’s previous estimates of Proved Reserves related to the Eagle Ford decreased by 10,716 MBoe in 2018. This decrease was primarily due to the derecognition of certain proved undeveloped reserves as they were not planned to be drilled within the initial five year window as a result of redirecting drilling efforts toward more favorable locations that were part of the 2018 acquisition.

The Company’s previous estimates of Proved Reserves related to the Eagle Ford decreased by 1,972 MBoe in 2017. This decrease was primarily due to the derecognition of certain proved undeveloped reserves as they were not planned to be drilled within the initial five year window.

The Company’s previous estimates of Proved Reserves related to the Eagle Ford decreased by 2,141 MBoe in 2016. This decrease was due to the majority of the Company’s previous Eagle Ford Proved Undeveloped Reserves becoming uneconomic as the result of adjusted forecasts and lower oil, natural gas and NGL pricing.

Extensions and Discoveries

The Company had extensions and discoveries 11,904 MBoe during 2018, resulting from the 2018 drilling program primarily in Live Oak County, Texas, and, to a lesser extent, in McMullen and LaSalle Counties, Texas, targeting the Eagle Ford formation.

The Company had extensions and discoveries 12,386 MBoe during 2017, resulting from the 2017 drilling program in Dimmit and McMullen Counties, Texas, targeting the Eagle Ford formation.

As a result of the Company’s 2016 drilling programs in Dimmit and McMullen Counties, Texas, targeting the Eagle Ford formation, the Proved Reserves had extensions and discoveries of 7,500 MBoe.

Purchase of Reserves In-Place

During 2018, 2017 and 2016, our purchases of reserves were located in the Eagle Ford.

Sales of Reserves In-Place

During 2018, the Company’s sales of reserves were located in the Maverick County, Texas, of the Eagle Ford formation.

During 2017, the Company’s sales of reserves were attributed to the Mississippian/Woodward formations.  The Company divested of its Oklahoma assets in May 2017.

During 2016, the Company’s sales of reserves were located in the Atascosa County, Texas, of the Eagle Ford formation.

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

The following summary sets forth our Standardized Measure:

	Year ended 31 December
(in thousands)	2018	2017	2016
Cash inflows	$4,733,751	$1,866,923	$892,576
Production costs	(1,318,059)	(667,438)	(307,907)
Development costs	(1,143,083)	(516,243)	(274,384)
Income tax expense	(269,756)	(35,933)	—
Net cash flow	2,002,853	647,309	310,285
10% annual discount rate	(1,012,369)	(280,562)	(151,146)
Standardized measure of discounted future net cash flow	$990,484	$366,747	$159,139

The following are the principal sources of change in the Standardized Measure:

	Year ended 31 December
(in thousands)	2018	2017	2016
Standardized Measure, beginning of period	$366,747	$159,139	$181,767
Sales, net of production costs	(112,651)	(75,370)	(49,496)
Net change in sales prices, net of production costs	201,479	7,899	(62,670)
Extensions and discoveries, net of future production and development costs	206,179	94,151	3,603
Changes in future development costs	63,297	17,128	5,331
Previously estimated development costs incurred during the period	94,673	51,414	45,012
Revision of quantity estimates	(198,956)	(20,598)	9,762
Accretion of discount	38,124	15,914	18,217
Change in income taxes	(104,871)	(14,492)	402
Purchases of reserves in-place	525,547	88,280	17,004
Sales of reserves in-place	(220)	(7,544)	845
Change in production rates and other (1)	(88,864)	50,826	(10,638)
Standardized Measure, end of period	$990,484	$366,747	$159,139

(1)	The 2017 change in production rates and other is primarily related to the Company accelerating the recoveries of reserves.

Impact of Pricing

The estimates of cash flows and reserve quantities shown above are based upon the unweighted average first-day-of-the-month prices for the previous twelve months. If future gas sales are covered by contracts at specified prices, the contract prices would be used. Fluctuations in prices are due to supply and demand and are beyond our control.

The following average prices were used in determining the Standardized Measure:

	Year ended 31 December
	2018	2017	2016
Oil price per Bbl	$66.34	$52.60	$42.02
Gas price per Mcf	$3.50	$3.17	$1.22
NGL price per Bbl	$28.15	$22.47	$14.55

The Company calculates the projected income tax effect using the “year- by-year” method for purposes of the supplemental oil and gas disclosures.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Constitution of Sundance Energy Australia Limited (incorporated by reference to Exhibit 1.1 of Form 20‑F (File No. 000‑55246) filed with the SEC on July 11, 2014)

4.1

Purchase and sale agreement, dated as of March 9, 2018 between Pioneer Natural Resources USA, Inc., Reliance Eagleford Upstream Holding LP, and Newpek, LLC as Sellers and Sundance Energy, Inc. as Buyer (incorporated by reference to Exhibit 4.3 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.2

Amended and Restated Term Loan Credit Agreement, dated as of April 23,2018 among Sundance Energy Australia Limited, as parent, Sundance Energy Inc., as borrower and Morgan Stanley Energy Capital, Inc., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 4.4 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.3

First Amendment to Amended and Restated Term Loan Credit Agreement, dated July 31, 2018, ,among Sundance Energy Australia Limited, as parent, Sundance Energy Inc., as borrower and Morgan Stanley Energy Capital, Inc., as administrative agent, and the lenders party thereto*

4.4

Guarantee and Collateral Agreement, dated as of April 23, 2018, by Sundance Energy Australia Limited, Sundance Energy Inc. and other guarantor party thereto, in favor of Morgan Stanley Energy Capital, Inc., as administrative agent (incorporated by reference to Exhibit 4.5 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.5

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement from Sundance Energy, Inc. to David Lazarus, as trustee for the benefit of Morgan Stanley Energy Capital Inc., as administrative agent for the secured parties (incorporated by reference to Exhibit 4.6 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.6

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and  Financing Statement from SEA Eagle Ford, LLC to David Lazarus, as trustee for the benefit of Morgan Stanley Energy Capital Inc., as administrative agent for the secured parties (incorporated by reference to Exhibit 4.7 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.7

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement from Armadillo E&P, Inc to David Lazarus, as trustee for the benefit of Morgan Stanley Energy Capital Inc., as administrative agent for the secured parties (incorporated by reference to Exhibit 4.8 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.8

Intercreditor Agreement, dated April 23, 2018, among Sundance Energy Inc., the other grantors party herto, Natixis, New York Branch, as senior representative, and Morgan Stanley Energy Capital, Inc., as the second priority representative  (incorporated by reference to Exhibit 4.9 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.9

Credit Agreement, dated as of April 23,2018 among Sundance Energy Australia Limited, Sundance Energy Inc, as borrower and Natixis, New York Branch, as administrative agent, and the lenders party hereto  (incorporated by reference to Exhibit 4.10 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.10

First Amendment to Credit Agreement, dated as of July 18, 2018 among Sundance Energy Australia Limited, Sundance Energy Inc, as borrower and Natixis, New York Branch, as administrative agent, and the lenders party hereto*

4.11

Second Amendment to Credit Agreement, dated as of December 28, 2018 among Sundance Energy Australia Limited, Sundance Energy Inc, as borrower and Natixis, New York Branch, as administrative agent, and the lenders party hereto*

4.12

Guarantee and Collateral Agreement, dated as of April 23, 2018, among Sundance Energy Australia Limited and Sundance Energy Inc., in favor of Natixis, New York Branch, as administrative agent  (incorporated by reference to Exhibit 4.11 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.13

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement from Sundance Energy, Inc. to Tim Polvado, as trustee for the benefit of Natixis, New York Branch, as administrative agent  (incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.14

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and  Financing Statement from SEA Eagle Ford, LLC to Tim Polvado, as trustee for the benefit of Natixis, New York Branch, as administrative agent  (incorporated by reference to Exhibit 4.13 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.15

Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement from Armadillo E&P, Inc. to Tim Polvado, as trustee for the benefit of Natixis, New York Branch, as administrative agent  (incorporated by reference to Exhibit 4.14 of Form 20-F (File No. 001-36302) filed with the SEC on May 1, 2018)

4.16	Form of Deed of Access, Insurance and Indemnity for Directors and Officers (incorporated by reference to Exhibit 4.9 of Form 20‑F (File No. 000‑55246) filed with the SEC on July 11, 2014)

4.17	Form of Employment Agreement, by and between Sundance Energy Inc. and Eric P. McCrady*

8.1	List of significant subsidiaries of Sundance Energy Australia Limited*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Touche Tohmatsu*

15.2	Consent of Ryder Scott Company to use its reports*

15.3	Report of Ryder Scott Company regarding the Company’s estimated proved reserves as of December 31, 2018 dated February 21, 2019.*

15.4

Report of Ryder Scott Company regarding the Company’s estimated proved reserves as of December 31, 2017 dated March 2, 2018 (incorporated by reference to Exhibit 15.4 of Form 20‑F (File No. 001‑36302) filed with the SEC on May 1 2018)

15.5

Report of Ryder Scott Company regarding the Company’s estimated proved reserves as of December 31, 2016 dated January 30, 2017 (incorporated by reference to Exhibit 15.5 of Form 20 F (File No. 001 36302) filed with the SEC on April 28, 2017)

101

The following materials from Sundance Energy Australia Limited’s Annual Report for the year ended December 31, 2018 are filed herewith, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Profit and Loss for the Years Ended December 31, 2018, 2017 and 2016, (ii) the Consolidated Balance Sheets as of December 31, 2018 and 2017, (iii) the Consolidated Statements of Equity for the Years Ended December 31, 2018, 2017 and 2016 (iv) the Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016, and (v) Notes to Consolidated Financial Statements.*

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ Eric P. McCrady
	Name:	Eric P. McCrady
	Title:	Chief Executive Officer

Date: April 30, 2019